Form 20-F
period 2013-03-04
XTRA-GOLD RESOURCES CORP
filed 2013-04-03
CIK 1288770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of even requiring this shell company report __________________

Commission file number: 333-183376

Xtra-Gold Resources Corp.
(Exact name of Registrant as specified in its charter)

not applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

357 Bay Street, Suite 902, Toronto, Ontario Canada, M5H 2T7
(Address of principal executive offices)

Paul Zyla, 416-366-4227 (telephone), 416-981-3055 (facsimile), 357 Bay Street, Suite 902, Toronto, Ontario Canada, M5H 2T7
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Common shares
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Outstanding at December 31, 2012
Common shares	46,539,917

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[  ] Yes          [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

[  ] Yes          [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes          [  ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X] Yes          [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer: See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17          [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[  ] Yes           [X] No

TABLE OF CONTENTS

PART I

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	101
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	101

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	101
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDER S AND USE OF PROCEEDS	101
ITEM 15	CONTROLS AND PROCEDURES	101
A.	Disclosure Controls and Procedures	101
B.	Management’s Annual Report on Internal Control over Financial Reporting	102
C.	Attestation Report on of the Registered Public Accounting Firm	102
D.	Changes in Internal Control over Financial Reporting	102
ITEM 16	[RESERVED]	102
A.	Audit Committee Financial Expert	102
B.	Code of Ethics	103
C.	Principal Accountant Fees and Services	103
D.	Exemptions from the Listing Standards for Audit Committees	104
E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	104
F.	Change in Registrant’s Certifying Accountant	105
G.	Corporate Governance	105
H.	Mine Safety Disclosure	107

PART III

ITEM 17	FINANCIAL STATEMENTS	107
ITEM 18	FINANCIAL STATEMENTS	107
ITEM 19	EXHIBITS	107
SIGNATURES		110

GENERAL MATTERS

Use of Names

In this annual report filed on Form 20-F, the terms “Xtra-Gold”, “company”, “we”, and “our” refers to Xtra-Gold Resources Corp., a British Virgin Islands company, and our wholly-owned subsidiaries, Xtra-Gold Exploration Limited, Xtra Energy Corp., Xtra Oil & Gas Ltd., Xtra Oil & Gas (Ghana) Limited and our 90% owned subsidiary, Xtra-Gold Mining Limited.

Currency

Unless otherwise specified, all dollar amounts in this annual report are expressed in United States dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report, including all exhibits hereto, contains forward-looking statements and forward-looking information. Forward-looking statements are with reference to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts. Words such as “anticipates”, “expects”, “intends”, “plans”, “forecasts”, “projects”, “budgets”, “believes”, “seeks”, “estimates”, “could”, “might”, “should”, and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. These statements include comments regarding the establishment and estimates of mineral reserves and mineral resources, production, production commencement dates, productions costs, cash operating costs per ounce, total cash costs per ounce, grade, processing capacity, potential mine life, feasibility studies, development costs, capital and operating expenditures, exploration, the closing of certain transactions including acquisitions and offerings. All statements, other than statements of historical facts, included in this annual report, our other filings with the SEC and Canadian securities commissions and in news releases and public statements made by our officers, directors or representatives of our company, that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements and forward-looking information.

The following, in addition to the factors described elsewhere in this annual report under “Risk Factors”, are among the factors that could cause actual results to differ materially from the forward-looking statements:

  our ability to continue as a going concern

  unexpected changes in business and economic conditions;

  significant increases or decreases in gold prices;

  changes in interest rates and currency exchange rates;

  unanticipated grade changes;

  changes in metallurgy;

  access and availability of materials, equipment, supplies, labor and supervision, power and water;

  determination of mineral resources and mineral reserves;

  availability of drill rigs; changes in project parameters;

  costs and timing of development of new mineral reserves; results of current and future exploration activities;

  results of pending and future feasibility studies; joint venture relationships;

  political or economic instability, either globally or in the countries in which we operate;

  local and community impacts and issues;

  timing of receipt of government approvals; accidents and labor disputes; environmental costs and risks; and

  competitive factors, including competition for property acquisitions; and availability of capital at reasonable rates or at all.

With respect to any forward-looking statement that includes a statement of its underlying assumptions or bases, we believe such assumptions or bases to be reasonable and have formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, we express an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. All subsequent written and oral forward-looking statements attributable to us, or anyone acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we do not undertake any obligations to publicly release any revisions to any forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect unanticipated events that may occur. These forward-looking statements speak only as of the date of this annual report and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This annual report makes use of the terms “Indicated” and “Inferred” Resources. United States investors are advised that while the terms “Measured”, “Indicated”, and “Inferred” Resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

PART I

Item 1	Identity of Directors, Senior Management and Advisors

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement to provide any information under this item.

Item 2	Offer Statistics and Expected Timetable

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement to provide any information under this item.

Item 3	Key Information

A.	Selected Financial Data

The following financial information has been extracted from our consolidated financial statements for the years indicated and is expressed in United States dollars. Our consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this annual report is not necessarily indicative of our future performance. The financial information should be read in conjunction with our consolidated financial statements and related notes included in this annual report and “Item 5. Operating and Financial Review and Prospects – A. Operating Results and B. Liquidity and Capital Resources” of this annual report.

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2012	2011	2010	2009	2008
	$	$
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Consolidated loss and comprehensive loss for the period	(7,631,636)	(5,794,927)	(2,976,645)	(1,038,124)	(3,231,403)
Net loss and comprehensive loss attributable to non-controlling interest	466,378	470,170	(40,268)	76,629	Nil
Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	(7,165,258)	(5,324,757)	(3,016,913)	(961,495)	(3,231,403)
Basic and diluted loss attributable to common shareholders per common share	(0.16)	(0.12)	(0.09)	(0.03)	(0.11)
Total current assets	2,692,522	7,374,906	10,350,617	2,602,232	1,834,897
Total assets	4,836,377	9,823,316	13,019,905	4,550,587	3,853,611
Total current liabilities	404,507	745,860	517,236	483,073	535,272
Total liabilities	931,491	917,255	672,631	554,979	850,641
Working capital	1,948,426	6,629,046	9,833,381	2,119,159	1,299,625
Capital stock	46,540	44,569	42,961	33,231	31,331
Total stockholders’ equity	3,904,866	8,906,061	12,347,274	3,995,608	3,002,970
Total Xtra-Gold Resources Corp. stockholders’ equity	4,877,795	9,412,592	12,383,635	4,072,237	3,002,970
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic and diluted weighted average number of common shares outstanding	44,698,113	43,815,678	35,160,827	32,101,330	30,789,400

B.	Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement to provide any information under this item.

C.	Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement to provide any information under this item.

D.	Risk Factors

The securities of our company are considered speculative due to the nature of our business and the present stage of our development. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are either unaware of, or we are aware of but we currently believe are immaterial, may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

Risks Associated with our Company and our Operations

Our company is currently in the exploration stage with respect to all our projects. The chance of ever reaching the production stage at our projects is uncertain. Our company cannot predict whether we will successfully effectuate our company’s current business plan.

If our company does not obtain new financings, commencing from 2013, the amount of funds available to our company to pursue any further exploration activities at our projects will be reduced and our company’s plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project. Commencing from 2013, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects. Any impairment in our company’s ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company’s plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2013 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2013, our company may need to explore various financing alternatives to meet our projected costs and expenses. Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all. Additionally, if the actual costs to execute our company’s business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company’s ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2012, our company had an accumulated deficit during the exploration stage of $24,811,380. It is anticipated that our company will continue to experience operating losses for fiscal 2013 and until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of approximately $24,811,380 million as of December 31, 2012. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred. If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

Our company’s projects are in the exploration stage and may not result in the discovery of commercial bodies of mineralization which would result in our company discontinuing that project. Substantial expenditures are required to determine if a project has economically mineable mineralized material.

Our company’s projects are all in the exploration stage. Mineral exploration involves a high degree of risk and few properties which are explored are developed into producing mines. The exploration efforts of our company on our projects may not result in the discovery of commercial bodies of mineralization which would require our company to discontinue that project. Substantial expenditures are required to determine if a project has economically mineable mineralized material. It could take several years to establish proven and probable mineral resources or reserves. Due to these uncertainties, there can be no assurance that current and future exploration programs will result in the discovery of mineral resources or reserves.

Our company currently depends significantly on a limited number of projects.

Our company’s activities are currently focused on our Kibi project. Our company will as a consequence be exposed to some heightened degree of risk due to the lack of property diversification. Adverse changes or developments affecting our Kibi project would have a material and adverse effect on our company’s business, financial condition, results of operations and prospects.

Our company is subject to factors beyond our control which may impact our company’s title in our projects.

Although our company has obtained title opinions with respect to all of our projects and has taken other reasonable measures to ensure proper title to these projects, there is no guarantee that title to any of our projects will not be challenged or impugned. Third parties may have valid claims underlying portions of our company’s interests. Our projects may be subject to prior unregistered liens, agreements, transfers or claims and title may be affected by, among other things, undetected defects. In addition, our company may be unable to operate our projects as permitted or to enforce its rights with respect to our projects.

Our company’s activities are and will be subject to complex laws, significant government regulations and accounting standards that may delay or prevent operations at our projects and can adversely affect our company’s operating costs, the timing of the our company’s operations, ability to operate and financial results.

Business, exploration activities and any future development activities and mining operations are and will be subject to extensive Ghanaian, United States, Canadian, British Virgin Islands and other foreign, federal, state, territorial and local laws and regulations and also exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new such requirements could adversely affect our company’s operating and future development costs, the timing of our company’s operations, ability to operate and financial results. These laws and regulations governing various matters include:

  environmental protection;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  export and import controls and restrictions;

  price controls;

  taxation;

  labor standards and occupational health and safety, including mine safety;

  historic and cultural preservation; and

  generally accepted accounting principles.

The costs associated with compliance with these laws and regulations may be substantial and possible future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our company’s operations and delays in the development of our projects. These laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our company’s past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. In addition, our company’s failure to comply strictly with applicable laws, regulations and local practices relating to permitting applications or reporting requirements could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners. Any such loss, reduction, expropriation or imposition of partners could have a materially adverse effect on our company’s operations or business.

Our company may not be able to obtain, renew or continue to comply with all of the permits necessary to develop each of our projects which would force our company to discontinue development, if any, on that project.

Pursuant to Ghanaian law, if our company discovers economically mineable mineralized material, we must obtain various approvals, licenses or permits pertaining to environmental protection and use of water resources in connection with the development, if any, of our projects. In addition to requiring permits for the development of our mineral concessions where our projects are located, our company may need to obtain other permits and approvals during the life of our projects. Obtaining, renewing and continuing to comply with the necessary governmental permits and approvals can be a complex and time-consuming process. The failure to obtain or renew the necessary permits or licenses or continue to meet their requirements could delay future development and could increase the costs related to such activities.

The development of all of our company’s projects may be delayed due to delays in receiving regulatory permits and approvals, which could impede our company’s ability to develop our projects which, absent raising additional capital, could cause it to curtail or discontinue development, if any.

If our company discovers economically mineable mineralized material, our company may experience delays in developing our projects. The timing of development at our projects depends on many factors, some of which are beyond our control, including:

  taxation;

  the timely issuance of permits; and

  the acquisition of surface land and easement rights required to develop and operate our projects, (in particular, our company is required to acquire surface land through expropriation in connection with our mineral concessions).

These delays could increase development costs of our projects, affect our company’s economic viability, or prevent our company from completing the development of our projects.

Our company’s activities are subject to environmental laws and regulations that may increase our company’s costs of doing business and may restrict our operations.

All of our company’s exploration activities in Ghana are subject to regulation by governmental agencies under various environmental laws. To the extent our company conducts exploration activities or undertakes new exploration or future mining activities in other foreign countries, our company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays and may cause material changes or delays in our company’s intended activities. Our company cannot assure our stockholders that future changes in environmental regulations will not adversely affect our company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our company’s business, causing our company to reevaluate those activities at that time.

In addition, our company may be exposed to potential environmental impacts during any full scale mining operation. At such time of commencement of full scale mining, if ever, our company plans to negotiate posting of a reclamation bond to quantify the reclamation costs. Our company anticipates that the dollar amount of reserves established for exposure to environmental liabilities will be $220,000, as to $150,000 for our Kwabeng project and $70,000 for our Pameng project, as estimated by the Environmental Protection Agency of Ghana, however, our company is currently unable to predict the ultimate cost of compliance or the extent of liability risks.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company’s exploration activities and our financial condition.

There may be instances where certain events occur that our company is not insured against.

Our company maintains insurance policies to protect itself against certain risks related to its operations. This insurance is maintained in amounts that our company believes to be reasonable depending upon the circumstances surrounding each identified risk. However, our company may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or for various other reasons; in other cases, insurance may not be available for certain risks. Some concern always exists with respect to investments in parts of the world where civil unrest, war, nationalist movements, political violence or economic crisis are possible. These countries may also pose heightened risks of expropriation of assets, business interruption, increased taxation and a unilateral modification of concessions and contracts. Our company does not maintain insurance policies against political risk. Occurrence of events for which our company is not insured could adversely affect our company’s exploration activities and its financial condition.

Our company is subject to the potential of legal claims and the associated costs of defense and settlement.

Our company is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which our company is or may become subject could have a material effect on its financial position, results of operations or our company’s project development operations.

Our company is subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

Our company’s primary currency for operations is the United States dollar and, to a lesser extent, the “Cedi”, the Ghanaian currency. Our company maintains most of its working capital in United States dollars. Our company converts its United States funds to foreign currencies as certain payment obligations become due. Accordingly, our company is subject to fluctuations in the rates of currency exchange between the United States dollar and these foreign currencies and these fluctuations, which are beyond our control, could materially affect our company’s financial position and results of operations. A significant portion of the operating costs of our projects are in Cedi. Our company obtains services and materials and supplies from providers in West Africa. The costs of goods and services could increase or decrease due to changes in the value of the United States dollar or the Cedi or other currencies. Consequently, exploration and development of our projects could be more costly than anticipated.

Our company’s business is impacted by any instability and fluctuations in global financial systems.

The recent credit crisis and related instability in the global financial system, although somewhat abated, has had, and may continue to have, an impact on our company’s business and our company’s financial condition. Our company may face significant challenges if conditions in the financial markets do not continue to improve. Our company’s ability to access the capital markets may be severely restricted at a time when our company wishes or needs to access such markets, which could have a materially adverse impact on our company’s flexibility to react to changing economic and business conditions or carry on our operations.

Our company is subject to the effects that historically high inflation rate may have on its results.

Our company’s mineral properties are located in Ghana, which has historically experienced relatively high rates of inflation. High inflation rates in Ghana could cause the prices of materials obtained within Ghana to be slightly higher. As our company maintains our funds in U.S. and/or Canadian currency, the effect due to Ghanaian currency fluctuations is minimal.

The Government of Ghana has the right to increase its current ownership interest of 10% in our company’s subsidiary, Xtra-Gold Mining Limited (“XG Mining”), through which our company holds, among other things, its interest in our Kibi project and our other projects, for a consideration agreed upon by the parties or by arbitration and has a right of pre-emption to purchase all minerals produced by XG Mining. If the Government of Ghana were to exercise any of its rights, our company’s results of operations in future periods could be adversely impacted.

The Government of Ghana is granted a 10% free carried interest in all mining operations and has no obligation to contribute to development or operating expenses. The Government of Ghana currently has a 10% free carried interest in XG Mining, one of our Ghanaian subsidiaries that holds all of the mining leases securing our interest in all of the concessions where our projects are located. The Government of Ghana also has:

  the right to acquire an additional interest in XG Mining for a price to be determined by agreement or arbitration;

  the right to acquire a special share (as defined in the Minerals and Mining Act, 2006 (Act 703), as amended by the Minerals and Mining Act, 2010 (Act 794) (the “Mining Act (Ghana)”) in XG Mining at any time for such consideration as the Government of Ghana and XG Mining might agree; and

  a right of pre-emption to purchase all minerals raised, won or obtained in Ghana.

While our company is not aware of the Government of Ghana having ever exercised such right of pre-emption, our company cannot assure our stockholders that the Government of Ghana would not seek to exercise one or more of these rights which, if exercised, could have an adverse affect on our company’s results of operations in future periods. If the Government of Ghana should exercise its right to either acquire the additional interest in XG Mining or its right to acquire the special share, any profit that might otherwise be reported from XG Mining’s operations would be proportionally reduced in the same percentage as the minority interest attributable to the Government of Ghana in that subsidiary would be increased. If the Government of Ghana should exercise its right to purchase all gold and other minerals produced by XG Mining, the price it would pay may be lower than the price our company could sell the gold or other minerals for in transactions with third parties and it could result in a reduction in any revenues our company might otherwise report from XG Mining’s operations.

Our company currently relies on the continued services of key executives, including the directors of our company and a small number of highly skilled and experienced executives and personnel. The loss of their services may delay our company’s exploration activities or adversely affect our business and future operations.

Due to the relatively small size of our company, the loss of these persons or our company's inability to attract and retain additional highly skilled employees may lead to our company having to delay our exploration activities or adversely affect our business and future operations.

Our company may experience difficulty in engaging the services of qualified personnel in connection with our technical operations at our projects.

If the loss of any of our company’s key technical personnel occurs at any of our projects, our company may have difficulty finding qualified replacements. Our company’s inability to hire and retain the services of qualified persons for these positions in a timely manner could impede our company’s exploration activities at any of our projects which would have a material adverse effect on our company’s ability to conduct business.

Our company is subject to changes in political stability in West Africa.

Our company conducts exploration and development activities in Ghana, West Africa. Our company’s projects in Ghana may be subject to the effects of political changes, war and civil conflict, changes in government policy, lack of law enforcement and labor unrest and the creation of new laws. These changes (which may include new or modified taxes or other government levies as well as other legislation) may impact the profitability and viability of our properties. The effect of unrest and instability on political, social or economic conditions in Ghana could result in the impairment of exploration, development and mining operations. Any such changes are beyond the control of our company and may adversely affect our business.

In addition, local tribal authorities in West Africa exercise significant influence with respect to local land use, land labor and local security. From time to time, the Government of Ghana has intervened in the export of mineral concentrates in response to concerns about the validity of export rights and payment of duties. No assurances can be given that the co-operation of such authorities, if sought by our company, will be obtained, and if obtained, maintained.

The Government of Ghana also recently announced that it will be engaging companies to address the issue of dividend payment, exemptions and the mining sector fiscal regime, generally. As a result of these discussions, the Government of Ghana could amend the Mining Act (Ghana) or other regulations resulting in a material adverse impact on our company including increases in operating costs, capital expenditures or abandonment or delays in development of mining properties.

The mining industry is a competitive industry and our company may compete with larger, more established competitors for gold acquisition opportunities.

Significant and increasing competition exists for the limited number of gold acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than our company, our company may be unable to acquire additional attractive mining properties on terms we consider acceptable.

The marketability of our company’s minerals may be influenced by various industry conditions.

The marketability of minerals, if any, which may be acquired or discovered by our company, will be affected by numerous factors beyond the control of our company. These factors include market fluctuations, the proximity and capacity of mineral markets and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our company not receiving an adequate return on invested capital. The probability of our company not receiving an adequate return on invested capital will be, to a significant extent, dependent upon the market price for gold. Gold prices fluctuate dramatically and are affected by numerous industry factors, such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand for precious metals, forward selling by producers, central bank sales and purchases of gold, production and cost levels in major gold producing regions and the political and economic conditions of major gold, copper or other mineral-producing countries throughout the world. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for, and supply of, gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new gold mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or its price.

It may be difficult for our shareholders to enforce any judgment obtained in the United States against us or our officers or directors, which may limit the remedies otherwise available to our shareholders.

The majority of our directors and officers are residents of countries other than the United States and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to:

  effect service of process on our directors or officers, or enforce any United States judgment they receive against us or our officers or directors in a foreign court, or including judgments predicated upon the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether foreign courts would be competent to hear original actions brought in such foreign court against us or such persons predicated upon the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against us or our officers and directors. The foregoing risks also apply to those experts identified in this Annual Report that are not residents of the United States.

Risks Relating to our Common Shares

Broker-dealers may be discouraged from effecting transactions in our common shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock”. Subject to certain exceptions, a penny stock generally includes any equity security not listed on a stock exchange that has a market price of less than $5.00 per share. Our common shares have traded below $5.00 per share throughout its trading history.

A broker-dealer selling penny stock to anyone other than an established customer or “accredited investor”, generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser‘s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer‘s account and information with respect to the limited market in penny stocks. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our common shares, which could severely limit the market liquidity of our common shares and impede the sale of our common shares in the secondary market.

The price of our common shares is likely to be highly volatile and possibly illiquid, which could cause the value of investments to decline.

The market price of our common shares may be highly volatile and possibly illiquid. Our shareholders may not be able to resell their common shares following periods of volatility because of the market’s adverse reaction to volatility. Factors that could cause such volatility may include, among other things:

  actual or anticipated fluctuations in our quarterly operating results;

  large purchases or sales of our common shares;

  additions or departures of key personnel;

  investor perception of our company’s business prospects;

  conditions or trends in other industry related companies;

  changes in the market valuations of publicly traded companies in general and other industry-related companies; and

  world-wide political, economic and financial conditions.

The markets for our common shares is limited.

There is currently only a limited trading market for our common shares. Our common shares trade on the OTC Bulletin Board under the symbol “XTGRF” which is a limited market in comparison to the NASDAQ Global Market, the NYSE MKT LLC and other national securities exchanges. Our securities are also listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “XTG”. The market for our securities on the TSX only commenced in November 2010 and, to date, trading has been limited. There is no assurance that the market for our common shares on the OTC Bulletin Board or TSX will develop into active trading markets.

In connection with future stock offerings, the value of our company’s common shares may become diluted as more of our common shares are issued and outstanding.

Our company may undertake in the future additional offerings of our common shares or of securities convertible into our common shares. The increase in the number of our common shares issued and outstanding and the possibility of sales of such common shares may depress the price of our common shares. In addition, as a result of such additional common shares, the voting power of our company’s existing shareholders will be diluted.

We are authorized to issue an unlimited number of shares without prior shareholder consent which will be dilutive to out shareholders

Xtra-Gold is authorized to issue an unlimited number of no par value common shares of a single class which may be issued by our Board of Directors without further action or approval of our shareholders. While our Board of Directors is required to fulfill its fiduciary obligation in connection with the issuance of such shares, the shares may be issued in transaction with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interest of our company’s shareholders.

We have never paid cash dividends on our common shares.

We have never paid dividends on our common shares and do not presently intend to pay cash dividends on our common shares. Any future decisions as to the payment of dividends will be at the discretion of our Board of Directors, subject to applicable law.

Risks Related to our Company Post Continuation

In November 2012, as a result of the adoption by our shareholders of certain resolutions, at a special meeting of shareholders held on November 16, 2012 and a plan of conversion (the “Plan of Conversion”) under Chapter 92A of the Nevada Revised Statutes filed with the Nevada Secretary of State and the subsequent filing of a memorandum of association and articles of association (the “Memorandum and Articles”) with the Registrar of Corporate Affairs in the British Virgin Islands (the “BVI”), both of which were filed on November 30, 2012, we changed the jurisdiction of incorporation of our company from Nevada to the BVI (the “Continuation”).

We will still be treated as a U.S. corporation and taxed on our worldwide income after the Continuation.

The Continuation of our company from Nevada to the BVI was for corporate purposes a migration from Nevada to the BVI. Transactions whereby a U.S. corporation migrates to a foreign jurisdiction are considered by the United States Congress to be a potential abuse of the U.S. tax rules because after the migration the foreign entity is not subject to U.S. tax on its worldwide income. As a result, Section 7874(b) of the Code was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that a corporation that migrates from the United States will still remain subject to U.S. tax on its worldwide income unless the migrating entity has substantial business activities in the foreign country in which it is migrating when compared to its total business activities.

Section 7874(b) of the Code applies to the migration of our company from Nevada to the BVI, causing our company to be subject to United States federal income taxation on our worldwide income because our company does not have substantial business activities in the BVI when compared to its total business activities. Our administrative functions and our business operations are primarily located outside of the BVI. Substantially, all of our shareholders reside outside of the BVI and historically most of our funds have been raised outside of the BVI. Accordingly, we believe that our company will continue to be treated as a U.S. domestic corporation under Section 7874 of the Code after the Continuation.

Moreover, while we believe we have addressed the material U.S. federal income tax considerations as to the exchange of the shares of common stock of our company, as a Nevada company for shares of our company, as a BVI company pursuant to the Continuation, we cannot assure Holders that we have addressed the material U.S. federal income tax consequences to persons who may be subject to special provisions of the U.S. federal income tax law based on their individual circumstances. Holders should review the discussion under “Material United Federal Tax Consequences” in its entirety, including the definitions of “U.S. Holder” and “Non-U.S. Holder” described therein.

Under the BVI Business Companies Act, 2004 (the “BVI Act”), the number of shareholder votes required to approve certain fundamental matters, including amendments to our articles and business combination transactions, may be less than under Nevada law with the result that these transactions may more easily be approved under the BVI Act than under Nevada law.

Under the BVI Act, shareholder approval by resolution, being a majority approval, is required to approve certain fundamental changes, including amendments to our articles and mergers, which are the equivalent of mergers under Nevada law. Under the BVI Act, the majority approval is determined based upon those shareholders present at the meeting and entitled to vote on the fundamental change. While majority approval is required, the number of shares required may be significantly less than 50% of the outstanding share capital, which is the requirement under Nevada law, due to the fact that the quorum requirement for shareholders meetings is only two individuals present in person, each of whom is a stockholder or a proxyholder entitled to vote at a meeting.

Pursuant to the Memorandum and Articles of our company, our shareholders will have greater rights of dissent, with the result that dissenting shareholders may impede our ability to make fundamental corporate changes or increase the cost to us of making these changes.

Pursuant to our Memorandum and Articles, our shareholders will have the right to dissent when we amend our articles to change any provisions restricting or constraining the issue, transfer or ownership of shares of that class. Our shareholders will also have dissenters’ rights when we propose to amend our articles to add, change or remove any restrictions on our business or businesses that we may carry on, merge (other than a vertical short-form merger with a wholly-owned subsidiary), continue to another jurisdiction, sell, lease or exchange all or substantially all of our property, or carry out a going private or squeeze-out transaction. The exercise by shareholders of their dissent and appraisal rights when we attempt to complete any of these fundamental changes could impede our ability to make fundamental corporate changes or increase the cost to us of making these changes.

The stock price of our common shares may be volatile. In addition, demand in the United States for our common shares may be decreased by the change in domicile.

The market price of our common shares may be subject to significant fluctuations in response to variations in results of operations and other factors. Developments affecting the mining industry generally, including general economic conditions and government regulation, could also have a significant impact on the market price for our common shares. In addition, the stock market has experienced a high level of price and volume volatility. Market prices for the stock of many similar companies have experienced wide fluctuations which have not necessarily been related to the operating performance of such companies. These broad market fluctuations, which are beyond our control, could have a material adverse effect on the market price of our common shares. We cannot predict what effect, if any, the Continuation will have on the market price prevailing from time to time or the liquidity of our common shares. The change in domicile may decrease the demand for our common shares in the United States. The decrease may not be offset by increased demand for our common shares in the BVI.

As a reporting issuer under Section 15(d) of the Exchange Act, we file more limited reports with the SEC than do companies who are registered under Section 12(g) of the Exchange Act. As we have elected “foreign private issuer” status following our Continuation into the BVI, our reporting obligations under U.S. securities laws is more limited than if we had remained a domestic issuer. This lack of transparency may make it more difficult for investors in our securities to make informed investment decisions.

While we are subject to Section 15(d) of the Exchange Act, we do not have a class of securities registered under Section 12(g) of the Exchange Act. Consequently, we file more limited reports with the SEC than do companies whose shares are registered under Section 12(g). For example, as a company reporting under Section 15(d) of the Exchange Act, we are not subject to the SEC’s proxy rules and our officers, directors and principal shareholders are not required to file reports under Section 16(a) of the Exchange Act, and such persons are not subject to the short-swing profit rules of Section 16(b) of the Exchange Act.

Following our Continuation into the BVI, we have qualified as a foreign private issuer under U.S. securities laws and we have elected foreign private issuer status. While we will remain subject to limited reporting obligations under U.S. federal securities law, as a foreign private issuer:

  we are not required to file quarterly reports on Form 10-Q with the SEC; although since our securities are listed on the TSX we are a reporting issuer in Canada and subject to the rules of the Canadian securities administrators (the “CSA”) which includes the applicable provincial securities commissions in the provinces of British Columbia, Alberta and Ontario, we will file quarterly reports containing unaudited interim financial statements and MD&A with the CSA via SEDAR (System for Electronic Delivery of Analysis and Retrieval) and, in accordance with SEC rules, post copies of such reports on our website;

  we are not be required to file current reports on Form 8-K; although we are required to file current reports on Form 6-K but for less mandatory items than are required under Form 8-K, and since our securities are listed on the TSX and subject to the rules of the CSA, we will file material change reports with the CSA via SEDAR and, under SEC rules, post copies of such reports on our website;

  our officers, directors and principal shareholders are not subject to Section 16 of the Exchange Act, which otherwise requires them to file ownership reports with the SEC and subjects them to “short-swing” profit liability;

  we are not subject to the SEC’s proxy rules; and

  we are not subject to the provisions of Regulation FD which is designed to prevent selective disclosure of material information.

While we believe that the disclosure requirements of the TSX and the CSA, and SEC regulations applicable to foreign private issuers, will collectively provide transparency to the investment community and allow informed investment decisions to be made by investors in our securities, there is no assurance that the reduced transparency afforded to foreign private issuers will not also reduce the information available to investors and make investment decisions in our securities more difficult.

Item 4	Information on Xtra-Gold

A.	History and Development of Xtra-Gold

On November 30, 2012, we completed the Continuation to the BVI which resulted in the change of the jurisdiction of incorporation of our company from Nevada to the BVI.

B.	Business Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits, mineral resources and/or mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing data, grid establishment, geological mapping, geophysical surveying, trenching and pitting to test the areas of anomalous soil samples and reverse circulation (RC) and/or diamond drilling to test targets followed by infill drilling, if successful, to define a mineral resource and, perhaps ultimately, a mineral reserve.

Our mining portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Our interests in our projects are held by our Ghanaian subsidiary, XG Mining, through mining leases granted by the Government of Ghana and registered to XG Mining for leased areas located within and upon concessions in Ghana. A concession is a grant of a tract of land made by a government or other controlling authority in exchange for an agreement that the land will be used for a specific purpose. The mining lease areas for our projects total approximately 226 square kilometers and are located at the northern extremity of the Kibi Gold Belt which is a greenstone belt, as defined in all the geological publications in Ghana, and is one of the four main greenstone belts located in Ghana.

Development of our Business During 2012

As at the date of this annual report, we have the following five projects all of which are in the exploration stage.

  Kibi Project. Our Kibi project is located on the Apapam concession and is our only material project. This project consists of an over 5.5 kilometer long mineralized trend delineated from gold-in-soil anomalies, geophysical interpretations, trenching and drilling along the northwest margin of the Apapam concession. Our company’s exploration efforts from January 1 to December 31, 2012, being the fiscal year for which this annual report is being filed, have been focused on our Kibi project. During the fiscal year, we announced:

  70 holes totaling 12,984 meters of core had been drilled with respect to our 2012 drill program including:

-	25 meters at 1.96 g/t gold (April 4);
-	12 meters at 10.32 g/t gold (April 24);
-	50.5 meters at 2.03 g/t gold (June 19);
-	45 meters at 2.20 g/t gold (August 21);
-	36 meters at 2.85 g/t gold (August 21);

  the completion of an initial National Instrument 43-101 compliant mineral resource estimate for our Kibi project encompassing five deposits collectively hosting 278,000 ounces of gold at an average grade of 2.56 g/t in the indicated category and 147,000 ounces of gold at an average grade of 1.94 g/t in the inferred category (November 5);

  initial trenching results from Zone 5 including 20.5 meters grading 7.26 g/t gold and 6.7 meters grading 32.32 g/t gold (November 12);

  the prospecting discovery of two new gold-bearing structures parallel to the recently delineated high-grade Zone 5 shear zone with outcrop grab sampling returning gold values up to 13.2 g/t, 6.86 g/t, 6.37 g/t, 6.32 g/t and 5.33 g/t;

  saw-cut channel sample composites grading 3.13 g/t gold over 7.6 meters in sample string KBCS028B-KBCS028 and 1.08 g/t gold over 6.5 meters in sample string KBCS012; from a newly exposed quartz-tourmaline vein zone along the main Zone 5 shear zone; and

  the newly discovered parallel structures confirm a gold-bearing Zone 5 deformation / alteration corridor over an apparent 325 meter width, with the main Zone 5 shear zone traced to date over an approximately 300 meter strike length (December 5).

See “Kibi Project - Initial Results of 2012 Drill Program” and “Kibi Project - 2013 Exploration Program” for further details relating to the matters noted above. As at the date of this annual report, we have planned for a drill program of up to 3,000 meters targeting Zone 5 of our Kibi project at an estimated cost of $600,000 and the following exploration activities, at an estimated cost of $250,000, during the next 12 months:

  a field exploration program focusing on Zone 5 but also including additional high priority soil geochemical and geophysical targets on our Kibi project at an estimated cost of $250,000, consisting of:

  ongoing reconnaissance geology and prospecting to further define the strike extensions of the seven known gold- bearing structures hosted by the Zone 5 gold corridor and to identify any additional prospective structures along the 1.8 kilometers long Zone 5 gold-in-soil trend;

  trenching and outcrop stripping to further expose the known auriferous structures in preparation for systematic geological mapping and channel sampling;

  infill soil geochemical sampling on newly established 100 meter spaced grid lines designed to tighten-up the Zone 5 gold-in-soil anomaly and an induced polarization (IP) survey; and

  scout trenching focusing on the prioritization of additional gold showings yielded by our recently completed property-wide soil geochemical survey, geological modeling, and VTEM targets.

See “Kibi Project” for exploration activities conducted by our company during the two years preceding the fiscal year.

  Kwabeng Project. Our Kwabeng project is located on the Kwabeng concession. During the fiscal year, we did not conduct any exploration activities on this project. As of the date of this annual report, we have resumed placer gold recovery operations on our Kwabeng project. As at the date of this annual report, we have not planned for any exploration activities during the next 12 months, however, we may consider doing so at a later date. See “Kwabeng Project” for exploration activities conducted by our company during the two years preceding the fiscal year.

  Pameng Project. Our Pameng project is located on the Pameng concession. During the fiscal year, we did not conduct any exploration activities on this project. As of the date of this annual report, we have not planned for any exploration activities during the next 12 months, however, we may consider doing so at a later date. See “Pameng Project” for exploration activities conducted by our company during the two years preceding the fiscal year.

  Banso Project. Our Banso project is located on the Banso concession. During the fiscal year, we did not conduct any exploration activities on this project. In connection with an agreement entered into in January 2011 with Buccaneer Gold Corp. (formerly Verbina Resources Inc.), a mineral resource company listed on the TSX Venture Exchange (the “TSXV”), as part of the criteria to meet exploration expenditures to earn the 55% interest in our 90% interest of the mineral rights in the Banso mining lease, this company was required to spend $1,000,000 in exploration expenditures between this project and our Muoso project during our fiscal year. Buccaneer Gold Corp. completed an aggregate 5,000 meter core drilling program on this project together with our Muoso project to test several drill targets identified on these concessions. The results of this drilling program appear elsewhere in this annual report. As at the date of this annual report, we have not planned for any additional exploration activities during the next 12 months and we may consider doing so at a later date. See “Banso Project for exploration activities conducted on this project during the two years preceding the fiscal year.

  Muoso Project. Our Muoso project is located on the Muoso concession. During the fiscal year, we did not conduct any exploration activities on this project. In connection with an agreement entered into in January 2011 with Buccaneer Gold Corp. as part of the criteria to meet exploration expenditures to earn the 55% interest in our 90% interest of the mineral rights in the Muoso mining lease, this company was required to spend $1,000,000 in exploration expenditures between this project and our Banso project during our fiscal year. Buccaneer Gold Corp. completed an aggregate 5,000 meter core drilling program on this project together with our Banso project to test several drill targets identified on these concessions. The results of this drilling program appear elsewhere in this annual report. As at the date of this annual report, we have not planned for any additional exploration activities during the next 12 months and we may consider doing so at a later date. See “Muoso Project” for exploration activities conducted on this project during the two years preceding the fiscal year.

As of the date of this annual report, we have:

  received a final option payment of $135,000 in January 2012 from Discovery Gold Corporation (formerly (Norman Cay Development, Inc). in connection with the assignment of our interest in the Edum Banso project;

  announced the completion of the Continuation, effective November 30, 2012, whereby we changed the jurisdiction of registration of our company from Nevada to the British Virgin Islands received gross cash proceeds of $1,660,025 (CAD$1,639,650) from a private placement completed in December 2012 which proceeds will be used to accelerate exploration on Zone 5 of our Kibi project;

  have achieved losses since inception;

  have minimal operations, and

  rely upon the sale of our securities to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years.

C.	Organizational Structure

The following organization chart sets forth our significant subsidiaries.

D.	Property, Plants and Equipment

National Instrument 43-101 Compliance

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this annual report on Form 20-F is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Location of Operations

Except for the land upon which our field camp is located in Kwabeng, Ghana, we do not own any real property. We own the mineral rights on our projects located in the Kibi Gold Belt where all of our exploration activities are currently conducted. Mining leases granted by the Government of Ghana and registered to our Ghanaian subsidiary, XG Mining, grant us the right to operate at our Kibi, Kwabeng, Pameng, Banso and Muoso projects and are described elsewhere in this annual report.

We currently conduct limited administrative activities from our corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario, M5H 2T7, Canada, where we have leased 881 square feet for a five year term commencing on November 1, 2012 and expiring on October 31, 2017, at approximately $3,679 (CAD$3,666) per month.

As of the date of this annual report, our technical and administrative activities are conducted at our field camp. We do not pay any rent as we own our field camp.

Map of Projects and Operations

The map below shows the locations of our Kibi, Kwabeng, Pameng, Banso and Muoso projects all of which are described in further detail in this annual report.

760000
764000
768000
772000
776000
704000
700000
696000
692000
688000
684000
680000
MUOSO CONCESSION
ANYINAM
Ankaase
Asamang
Mosoaso
Muoso
Akrofufu
Ankaase Gold Trend
Old Kwabeng Mine Prospect
Field Camp
Kwabeng
Boma
KWABENG CONCESSION
Awenase
Awenase
Tumfa Old Mine
Tumfa
BANSO CONCESSION
ATEWA RANGE FOREST RESERVE
Banso
Banso Area 3 Prospect
Pameng
Akropong
KIBI GOLD DISCOVERY
PAMENG CONCESSION
Kibi Old Mine
Adadientem
KIBI
Ahwenase
Akim Apapam
APAPAM CONCESSION
LEGEND
Voltaian clastics sediments
Metavolcanics
Metasediments /volcaniclastics
Metasediments
Sediments (K-rich)
Beltgranitoids (K-rich)
Basin granitoids (K-rich)
Basin granitoids
SOIL SAMPLE RESULTS (Au ppb)
0 - 18
19 - 40
41 - 62
63 - 84
85 - 171000
XTRA-GOLD MINING LEASES
0 1,000 2,000 4,000 6,000 8,000
Meters
Xtra-Gold
XTRA-GOLD MINING CONCESSIONS IN THE KIBI GOLD BELT

Xtra-Gold Mining Concessions Located in the Kibi Gold Belt

Xtra-Gold Mining Leases Located in the Kibi Gold Belt

Overview of Projects

All of our mineral exploration projects are currently at an early stage of evaluation. As at the date of this annual report, except for:

  an initial National Instrument 43-101 compliant mineral resource estimate for our Kibi project encompassing five deposits collectively hosting 278,000 ounces of gold at an average grade of 2.56 g/t in the indicated category and 147,000 ounces of gold at an average grade of 1.94 g/t in the inferred category (see “Kibi Project - National Instrument 43-101 Compliant Mineral Resource Estimate” for further details)

no mineralized material or mineral resource or mineral reserve estimates have been made at any of our other projects; and

  the following exploration activities which we have planned for 2013:

  a drill program of 3,000 meters targeting Zone 5 of our Kibi project;

  a field exploration program focusing on Zone 5 but also including additional high priority soil geochemical and geophysical targets on our Kibi project (see “Kibi Project – Future Exploration Plans”); and

  resumption of placer gold recovery operations at our Kwabeng project there are no exploration activities currently being conducted on our other projects or have any such activities been planned for the next 12 months, however, we may consider doing so at a later date.

Title to Properties

We hold 30-year mining leases expiring on July 26, 2019 on our Kwabeng and Pameng concessions, a 7-year mining lease on our Apapam concession expiring on December 17, 2015, a 14-year mining lease on our Banso concession expiring on January 5, 2025 and a 13-year mining lease on our Muoso concession expiring on January 5, 2024.

Recovery of Placer Gold

In July 2010, we entered into agreements with independent Ghanaian contract miners to recover placer gold and produce the mineralized material from our Kibi and Pameng projects and an agreement with Ravenclaw Mining Limited, a Swiss company, to assist in overseeing the contract miners to limit our involvement in the placer gold recovery operations from July 2010 through December 2011 and enable our company to focus on lode gold exploration activities (see “Kibi Project – Recovery and Sale of Placer Gold and “Pameng Project – Recovery and Sale of Placer Gold” for further details). There was no placer gold recovery operations carried out at these projects in 2012.

As of the date of this annual report, we have resumed placer gold recovery operations at our Kwabeng project and have engaged Ravenclaw Mining Limited to assist us (see “Kwabeng Project – Resumption of Placer Gold Recovery Operations at our Kwabeng Project” for further details. During 2010 through 2012, we did not conduct any placer gold recovery operations at our Kwabeng project.

VTEM Survey

In 2011, an airborne Versatile Time-domain Electromagnetic (“VTEM”), Magnetic and Radiometric survey (the “VTEM survey”) was completed by our company on our projects which are all located in the Kibi Gold Belt and encompassed approximately 4,000 line-kilometers at 200 meter line spacing, with approximately 490 line-kilometers of detail 100 meter line spacing coverage over our core Kibi project mining lease area. The VTEM system is renowned for its superior penetration depth of greater than 400 meters, low base frequency for enhanced penetration in conductive ground cover and high spatial resolution which permits the spotting of drill targets directly off the airborne anomalies. The primary purpose of the VTEM survey was to delineate auriferous graphitic or sulphidic shears but resistivity-depth data may also help further define and/or identify the granitoid bodies hosting the Kibi project mineralization In addition to helping map lithological contacts, including the gold prospective granitoid bodies, the aeromagnetic survey will permit the detection of low-magnetic domains possibly reflecting demagnetization resulting from intense gold-related hydrothermal alteration. The radiometric survey may also help further define and/or identify the gold-hosting granitoid bodies.

The VTEM data was incorporated into the geological compilation following our receipt of the final survey interpretation data from Geotech Airborne Limited (see “Technical Reports - Interpretation Report of VTEM Survey” below for further details). This integrated survey, in combination with previous soil geochemistry and reconnaissance geology surveys will help further delineate known gold occurrences outside Zone 2 of the Kibi project, and evaluate the remainder of the Apapam mining lease area for the hosting of granitoid-hosted and Ashanti style shear zone gold mineralization. Similarly, the VTEM survey will help further define the extent and regional controls of the gold-bearing structures discovered to date by scout trenching on the Ankaase Gold Trend, located on the Muoso concession, and Banso Area No. 3 gold-in-soil anomalies; with the objective of guiding follow-up trenching designed to outline high priority, cost effective drill targets.

Technical Reports

National Instrument 43-101 Technical Reports

In November 2012, we announced the completion of an initial National Instrument 43-101 compliant mineral resource estimate on our Kibi project. The resource estimate encompasses the Big Bend, East Dyke, Mushroom, and South Ridge deposits in Zone 2 and the Double 19 deposit in Zone 3. All the above mineralized bodies remain open in several directions. In aggregate, these five gold deposits are estimated to contain an indicated mineral resource of 278,000 ounces of gold and an additional inferred mineral resource of 147,000 ounces of gold. An independent National Instrument 43-101 technical report supporting the resource estimate prepared by SEMS Exploration Services Ltd. and dated October 31, 2012, is filed under our company’s profile on SEDAR at www.sedar.com (see “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana” for further details). In July 2010, SEMS Exploration Services Ltd. prepared an independent technical report consistent with the Canadian Securities Administrators National Instrument 43-101 – Standards of Disclosure for Mineral Projects, Form 43-101F1 – Technical Report and Companion Policy 43-101 CP on our Kibi project.

Interpretation Report of VTEM Survey

In August 2011, Geotech Airborne Limited provided our company with a report setting forth its interpretation of approximately 4,027 line kilometers of electromagnetic, magnetic and radiometric data for gold exploration in our Kibi project area.

The airborne geophysical datasets display a complex signal largely dominated by NE-SW to NNE-SSW structures that are interpreted as shear zones and graphitic sediments. Metasediments, metavolcanics and granitoids units have been delineated from their geophysical (magnetic, electromagnetic and radiometric) characteristics. The electromagnetic anomaly picks show elongated patterns of conductors located in NE-SW to NNE-SSW trending areas interpreted as graphitic layers within the interpreted shear zone and graphitic sediments.

The available geological and geophysical data was interpreted in terms of gold potential within the area of interest. The geophysical interpretation used the genetic model for stockworks/silicification gold emplacement and the genetic model of granitoid gold emplacement. A total of 38 targets were delineated and ranked according to a priority level for ground follow-up. Geotech Airborne Limited suggested that these targets should be further investigated in the field using geology and geochemistry before planning a drilling program.

Modified Gold Deportment Study

In October 2011, SGS South Africa (Pty) Ltd. provided our company with a mineralogical report relating to mineralogical test work consisting of a modified gold deportment study to characterize the gold, in two samples, to recommend a process route to maximize gold recoveries. Approximately 10 kilograms of sample G478923 sulphide material (drill core) and 10 kilograms of composite oxide (saprolite) material were utilized for the test work. The composite oxide sample was created by SGS South Africa (Pty) Ltd. from trench samples that were crushed and combined. The mineralogical test work included metallurgical and mineralogical tests and was done in conjunction with gravity test work conducted by the Metallurgical Section of SGS South Africa (Pty) Ltd. This report outlined the methodology as to how the different tests were conducted, the results of the test work, conclusions and recommendations.

The objective of the modified gold deportment study was to gain an understanding of the nature and mode of occurrence of the gold in each sample. The modified gold deportment study included the following:

  test work to determine the amenability of the ore to gravity recovery;

  gold distribution across size fractions (grading analysis);

  heavy liquid separation to determine the amount of free gold or gold in heavy particles such as sulphides;

  exposure and mineral association analysis of the particulate gold grains in the gravity concentrate;

  chemical composition of the ore and metallurgical test products;

  general mineralogical characterization of the ore;

  identification and quantification of gold minerals including native gold, gold-tellurides, etc. in the gravity concentrates;

  grain size distribution of the gold grains in the gravity concentrate;

  test work to determine the gold recovery by direct cyanidation; and

  diagnostic leach analysis of the gravity tailings to determine the gold deportment in the gravity tails.

SGS South Africa (Pty) Ltd. made the following preliminary gold recovery conclusions in their report:

  The gold in the G478923 gold ore samples (3.49 g/t Au) is highly amenable to cyanidation leaching with ~97% recoverable by means of direct cyanidation. This ore is also amenable to gravity upgrading, with ~67% of the gold recovered at a mass pull of ~3%. In the gravity concentrate (97.5 g/t Au), a total of 143 particulate gold grains were observed in the gravity concentrate of this sample.

  The grading analysis on the G478923 gold ore sample indicated a very high upgrading of gold in the +106µm size fraction (~69%). This indicates that the gold is either large gold grains or locked in large gold-bearing particles. From the liberation and mineral association characteristics determined by QEMSCAN, on the gravity concentrate, the gold was found to be ~63% liberated and ~25% was associated with pyrite. This indicates that the gold is either large, liberated gold grains or locked in large gold-bearing pyrite particles.

  The direct cyanidation and diagnostic leach indicates that the sample is highly amenable to cyanide leaching, with ~97% of the gold recovered from the head sample at a grind of 80%-75µm by direct cyanidation and ~96% for the gravity tailings at a grind of~50%-75µm. This is corroborated by the exposure and the mineral association characteristics as determined by QEMSCAN analysis of the gravity concentrate. Approximately 90% of the particulate gold grains are ≥10% exposed and should be leachable.

  The gold in the composite gold ore sample (7.28 g/t Au) is also highly amenable to cyanidation, with ~97% of the gold recoverable by means of direct cyanidation. The ore is also amenable to gravity upgrading, to some degree, with only ~56% of the gold recovered at a mass pull of ~3%. In the gravity concentrate (134.83 g/t Au) a total of 125 particulate gold grains were observed by QEMSCAN.

  The grading analysis on the composite gold ore sample indicated a very high upgrading of gold in the +106µm size fraction (~74%). This indicates that the gold is either large gold grains or locked in large gold-bearing particles. From the liberation and mineral association characteristics determined by QEMSCAN analysis of the gravity tailings, it was found that the gold grains were moderately liberated (~76%) and that ~10% was occurring in silicates and ~14% in oxides. This indicates that the gold is either large, liberated gold grains or locked in large gold-bearing silicate/oxide particles.

  The direct cyanidation and diagnostic leach tests indicated that the sample is highly amenable to cyanide leaching, with ~98% of the gold recovered from the head sample at a grind of 80%-75µm and ~99% of the gold in the gravity tailings at a grind of 50%-75µm. This is corroborated by the exposure and mineral association characteristics of particulate gold in the gravity concentrate, as determined by QEMSCAN analysis. Approximately ~96% of the gold grains are ≥10% exposed and should be leachable.

  The most simplistic processing option would be to mill the ore to ~80%-75µm followed by carbon-in-leach cyanidation. Another option, which may result in somewhat lower operational cost is to mill the ore relatively coarsely (say 80%-106µm) followed by gravity concentration and intensive cyanidation of the gravity concentrate. The gravity tailings could then be milled finer to ~80%-75 µm, followed by carbon-in- leach cyanidation. Taking out the coarse gold and some of the sulphides by gravity, will allow shorter retention times in the leach tanks and possibly even lower cyanide consumption.

Report on Structural Geological Investigations of Zone 2, Kibi Project

In November 2011, SRK Consulting (Canada) Inc. provided our company with a report of their structural geological investigations of Zone 2 (Big Bend zone, South zone and other zones including the Mushroom zone) on our Kibi project.

Objectives and Overview

  to review geological mapping to date and to provide on ground structural geological guidance; and

  to conduct structural geological investigations of key exposures and drill core at Zone 2 with a focus on understanding:

  the 3D geometry of diorite dykes;

  structural controls on the distribution of gold mineralization (including ore plunge); and

  kinematics of shear/fault zones and their influence on the distribution of gold mineralization.

SRK Consulting (Canada) Inc. Conclusions

  The distribution of gold mineralization in the Big Bend zone is controlled by two NNE-trending shear zones that bound the auriferous zone in a quartz diorite.

  Auriferous quartz veins in the Big Bend zone comprise:

  shear and extensional veins related to the development of NNE-trending shear zones; and

  stockwork veins in a particular portion of the quartz diorite.

  Vein geometry, rare kinematic indicators and steeply plunging mineral lineation imply that deformation associated with gold mineralization in the Big Bend zone resulted from a protracted episode of reverse SE over NW movement.

  The controls on gold mineralization at the South zone and other zones are not well understood and require further oriented core drilling followed by structural geology investigations.

SRK Consulting (Canada) Inc. Recommendations

Big Bend Zone

  complete infill drilling at the Big Bend zone to confirm gold grade continuity in preparation for resource estimation;

  conduct detailed petrography studies to identify compositional variations in the quartz diorite and verify their potential control on the distribution of gold mineralization;

  include structural contours of auriferous diorite contacts on geological maps to investigate the relationship between the geometry of the auriferous portion of the diorite body and the distribution of gold mineralization; and

  define the continuation of (auriferous) shear zones to the north and south of the Big Bend diorite.

South Zone and Other Zones (including the Mashroom Zone)

  undertake further oriented core drilling to verify the extent and potential presence of shear zones at the South zone (drill orientations to SW and SE); and

  determine the shear zone kinematics and controls on gold distribution.

Regional Structural Geology Interpretation of the Aeromagnetic Data from the VTEM Survey

In December 2011, SRK Consulting (Canada) Inc. provided our company with a report of their structural geological interpretation of aeromagnetic data covering our Kibi Gold Belt mining concessions to assist in understanding the structural setting of gold mineralization in the area and to provide a practical structural framework for future exploration targeting. The defined area of interest is ~705 square kilometers in area and is located at the northern extremity of the Kibi Gold Belt. The area of interest was based on the extent of the VTEM Survey conducted by Geotech Airborne Limited. The SRK Consulting (Canada) Inc. report documents the methodology, results, conclusion and recommendations from the structural geological interpretation.

The scope of work included a desktop structural interpretation of the airborne geophysical data we acquired over the area of interest. Based on the available airborne geophysical data, SRK Consulting (Canada) Inc. constructed form lines outlining the internal geometry of stratigraphy within our area of interest. In general, form lines within our area of interest display a strong southwest-northeast trend, parallel to the tectonic grain in the known greenstone belts of Ghana. Variations from this trend occur in a north-west-southeast-trending belt along the lower portion of our area of interest.

SRK Consulting (Canada) Inc. Conclusions

  A fault network was interpreted and subdivided in terms of age. The fault network comprises dominant southwest- northeast- trending faults, subparallel to the dominant trend observed in the form lines that include early reactivated DE extensional faults. These faults are interpreted to have developed (or reactivated) during the Eburnean Orogeny (D2 -D5 ) and are believed to be closely linked to gold mineralization.

  Two types of intrusions (belt and basin type granitoids) were identified in our area of interest, both of which were emplaced before the culmination of the Eburnean Orogeny (D5 ) and therefore are overprinted by D5 deformation.

  A late (D6 ) fault set is represented by east-west-rending faults that are linked by minor northwest-southeast- trending faults. These are characterized by narrow, linear breaks in the magnetic data often with little to no visible offset in the magnetic stratigraphy. These late faults are interpreted to have resulted from northeast-southwest compression that may have occurred at the final stages of the Eburnean Orogeny or post-dated the Eburnean Orogeny.

  Several areas of structural complexity were identified within our area of interest, including left and right- hand steps along the major fault corridors, intersections between D2 -D5 faults and intersections between D2 -D5 and D5 faults, particularly in the vicinity of intrusions.

SRK Consulting (Canada) Inc. Recommendations

  Regional ground-truthing of the regional structural interpretation should be conducted. This should aim to not only identify whether a given fault is present, but also characterize each fault in terms of:

  fault products (including the brittle/brittle-ductile/ductile nature of the fault);

  orientation of associated foliations and lineations if present;

  kinematics; and

  alteration or gold mineralization present.

  A confidence rating should be compiled for each interpreted fault identified as part of this interpretation. This may include using existing geological mapping, satellite imagery, other geophysical datasets, or ground-truthing to produce a confidence rating based on the number of datasets, a given fault is identified in, or based on the resolution of datasets a given interpreted fault is based on.

  Regional ground-truthing of the regional lithological interpretation should be conducted. This should focus on the location of the boundary between the basin and belt assemblages, as well as better defining the internal variation within both these assemblages, including their known relationships with gold mineralization.

  Conduct a regional geochemical survey to verify the validity of identified target areas and conduct close- spaced soil geochemical sampling to guide exploration drilling in areas of positive results.

Note:

  1 ppm = 1 gram per tonne (g/t) = 1,000 part per billion (ppb)

  All gold results for our exploration programs are reported in parts per million gold (Au).

Our Prior Exploration Activities

Please refer to our annual reports on Form 10-K previously filed with the SEC for any exploration activities conducted by us before the three years required by this annual report.

Kibi Project

Overview

Our Kibi project is also referred to in this annual report as the Apapam concession and is comprised of a 33.65 square kilometer land position.

Our Kibi project land position also encompasses the following two land staking applications:

  the Akim Apapam concession is a reconnaissance license contiguous to the southwest extremity of our Kibi project covering an area of 7.0 square kilometers (700 hectares); and

  the Apapam concession extension is a ground extension along the northwest boundary of our Kibi project covering an area of 1.42 square kilometers (142 hectares).

The Akim Apapam concession application was made to provide a buffer area. The Akim Apapam concession was covered by a first pass (200 meters x 25 meters) soil geochemistry survey in 2011; with 2012 exploration efforts including a single trench (157 meters) and 27 hand auger holes (147 meters) targeting a gold-in-soil anomaly. The Apapam concession extension application was made to cover certain trench and drill gold intercepts. The applications for the Akim Apapam concession and the Apapam concession extension were submitted by our company to the Minerals Commission of Ghana on January 15, 2008 and November 19, 2009, and as at the date of this annual report, approval of these applications is still pending and there is no assurance that either of them will be granted.

The Apapam concession contains two small scale mining licenses, comprising approximately 0.1012 square kilometers (10.12 hectares) located within the northwest portion of the concession which were granted to third parties before our company’s application for the Apapam concession. None of the in situ, lode gold mineralization occurrences, described in the October 31, 2012 independent National Instrument 43-101 technical report prepared by SEMS Exploration Services Ltd. are located within and/or proximal to these third party small scale mining licenses, and there is no current knowledge of any lode gold occurrences being present on these parcels. No information is available on past and/or current alluvial gold mining activity on these small scale mining licenses.

Location and Access

Our Kibi project lies within the Kibi-Winneba greenstone belt in the Eastern Region of Ghana and is located on the eastern flank of the Atewa Range along the headwaters of the Birim River in the immediate vicinity of the district capital of Kibi, approximately 75 kilometers NNW of the nation’s capital city of Accra. Access to our Kibi project is by driving northwest from Accra on the paved Accra-Kumasi Trunk Road, the main national highway, for approximately 90 kilometers until the town of Kibi, marked by a road sign, is reached. One would make a left hand turn at the Kibi sign and drive southwest for approximately 5 kilometers to arrive at our Apapam concession. A tarred road emanating from the Accra-Kumasi Trunk Road, approximately 15 kilometers northeast of Kibi, dissects the north-central and south-eastern portions of our concession, while the tarred road servicing the town of Apapam provides access to the concession’s south-western extremity. Our Kibi project is located approximately 15 kilometers south-southeast from our field camp.

The Kibi-Winneba greenstone belt is characterized by a narrow sequence of Birimian metavolcanics underlying most of the Atewa Range, which is covered by an extensive laterite/bauxite capping, and surrounded by a thick package of Birimian metasediments dominating the flanks and the lower lying areas. Our Kibi project covers the Birimian volcanic-sediment contact which we believe represents a highly favorable environment for the hosting of lode gold deposits throughout Ghana.

Historic Work

Before the exploration work conducted by our company, very little systematic exploration work for bedrock gold deposits has been conducted in the Kibi area since the 1930s.

Prior Exploration by Xtra-Gold

Phase III Drill Program

Based on the results of our 2009 Phase II drill program, we commenced and completed our follow-up Phase III drill program on our Kibi project from July 2010 to December 15, 2010 to:

  further test the dip and strike extensions of the gold mineralization zones identified in our Phase I and Phase II drill programs; and

  test IP / Resistivity anomalies spatially associated with the Kibi gold-in-soil trend. The Phase III drill program was implemented from July 2010 to December 15, 2010 by Burwash (2009) Ghana Limited of Accra, Ghana.

Results of Phase III Drill Program

Drilling highlights from the South Ridge granitoid of Zone 2 include surface or near surface granitoid-hosted gold mineralization intercepts of 19.5 meters grading 1.52 g/t gold in drill hole KBDD10085; 25.5 meters grading 1.50 g/t gold in hole KBDD10086 and 23 meters grading 1.74 g/t gold in hole KBDD10090. Hole KBDD10091 encountered a 17.0 meter intersection grading 2.42 g/t gold as noted in Table 1. These holes yielded significant gold intercepts, with all mineralized intercepts consisting of granitoid-hosted gold mineralization spanning from 2 meters to 72 meters in core length. Drilling and trenching traced an extensive system of en echelon extension vein arrays across an approximately 440 meter distance along the SE-trending South Ridge granitoid body. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite to tonalite composition. Additional trenching/drilling is required to further define the extent and strike length of the quartz vein arrays, the structural controls of the mineralization and the contacts of the host granitoid body.

Ongoing diamond drilling has significantly expanded known gold mineralization down dip on the Zone 2 - Central granitoid at our Kibi project. Three step-back holes (685 meters) successfully expanded the gold mineralization to a down dip depth of up to approximately 115 meters. Drilling highlights include classical granitoid-hosted gold mineralization intercepts of 20 meters grading 2.43 g/t gold in KBDD10099, 58 meters grading 2.46 g/t gold, including 28 meters grading 3.67 g/t gold, in KBDD10101, 27 meters grading 1.98 g/t gold and 25 meters grading 1.76 g/t gold in KBDD10103.

The above-noted drill holes targeted the depth potential of the gold mineralization along the southeast portion of the Central granitoid body located at the south-eastern extremity of the approximately 1,200 meter long by 500 meter to 800 meter wide Zone 2 gold-in-soil anomaly. All three holes were designed to test the down dip extension of gold mineralization along an approximately 100 meter strike extension of the host granitoid body; with the drilling centered on a flexure or possible fold nose imparting a change from a northwesterly trend to an easterly trend to the moderate, northerly dipping granitoid body. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite to tonalite composition.

Hole KBDD10099 was drilled in a southwest direction on the NW-trending segment of the granitoid body. It was designed to undercut a mineralized intercept of 27.0 meters grading 4.03 g/t gold in hole KBDD10069 and yielded two significant mineralization intercepts located approximately 75 meters down dip of the KBDD10069 intercept, including: 20.0 meters grading 2.43 g/t gold from a down hole depth of 141 meters and 7.0 meters grading 2.53 g/t gold from a down hole depth of 176 meters. Significant mineralization was traced over an approximately 115 meters down dip distance from surface on the KBDD10069 – KBDD10074 – KBDD10099 drill section.

Hole KBDD10101, consisting of a south trending borehole designed to test the nose of the flexure in the granitoid body at depth below an intercept of 25.4 meters grading 2.11 g/t gold yielded by scout diamond core hole KBD08012, returned a wide mineralized intercept of 58.0 meters grading 2.46 g/t gold from a down hole depth of 112 meters; approximately 45 meter down dip of the KBD08012 intercept. This 58 meter mineralized intercept encompasses an essentially barren, 11.0 meter core-length interval (130 meters to 141 meters) appearing to reflect the truncation of the mineralization by a post mineralization dyke; with the mineralized section above the dyke yielding an intercept of 18.0 meters grading 2.18 g/t gold (112 meters to 130 meters), and the segment below the dyke returning 28.0 meters grading 3.67 g/t gold (142 meters - 170 meters), including 15 meters grading 5.42 g/t gold. Hole KBDD10103, also consisting of a south trending borehole collared approximately 50 meters to the east of hole KBDD10101 along the northern, hanging wall flank of the easterly trending granitoid body, was designed to undercut intercepts of 15.0 meters grading 0.87 g/t gold and 33 meters grading 1.28 g/t yielded by scout diamond core hole KBD08013. Hole KBDD10103 returned two significant mineralization intercepts extending approximately 45 meters to 75 meters down dip from the lower KBD08013 mineralized intercept, including: 27.0 meters grading 1.98 g/t gold from a down hole depth of 131.0 meters, including 15.0 meters grading 3.23 g/t gold; and 25.0 meters grading 1.76 g/t gold from a down hole depth of 180.0 meters.

The 2010 drilling and trenching efforts traced significant gold mineralization within the southeastern segment of the Central granitoid over an approximately 300 meter strike extension of the host granitoid body and down to a maximum down dip distance 115 meters.

2011 Drill Program

On January 15, 2011, we commenced our 2011 drill program on our Kibi project. The drilling was primarily designed to expand known gold mineralization along strike and at depth within the southeast portion of the Central granitoid body located at the southeastern extremity of the approximately 1,200 meter long by 500 to 800 meter wide Zone 2 gold-in-soil anomaly.

Results of 2011 Drill Program

The first two diamond core holes from our 2011 drill program have significantly expanded known gold mineralization down plunge on the Zone 2 – East Dyke granitoid at our Kibi project. The vertical fan pattern holes (379 meters) successfully expanded the gold mineralization to a down plunge depth of approximately 200 meters.

Highlights of these holes include classical granitoid–hosted gold mineralization intercepts of:

  15 meters grading 2.05 g/t gold, including 5 meters grading 4.00 g/t gold, in KBDD11105; and

  14 meters grading 2.36 g/t gold, including 5 meters grading 5.18 g/t gold, in KBDD11106.

At the time, drilling targeted the depth potential of the gold mineralization along the northern portion of the East Dyke granitoid body located at the south-eastern extremity of the approximately 1,200 meter long by 500 to 800 meter wide Zone 2 gold-in-soil anomaly. The two west trending, vertical fan pattern holes (-50o & -70o) were designed to undercut a mineralized intercept of 7 meters grading 4.83 g/t gold in scout hole KBD08010 located at the northern extremity of the easterly dipping host granitoid body. Other drilling highlights from the North zone – East Dyke granitoid include intercepts of: 8.49 g/t gold over 12 meters in hole KBD08004 and 6.29 g/t over 23 meters, including 8.66 g/t over 10 meters, in hole KBRC09047, and 2.97 g/t over 18 meters, including 6.32 g/t over 8 meters, in hole KBRC09042. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite composition.

The upper KBDD11105 borehole (-50o dip) yielded a significant mineralized intercept of 15 meters grading 2.05 g/t gold, including 5 meters grading 4.0 g/t gold, from a down hole depth of 105 meters, approximately 60 meters down dip from the scout hole KBD08010 intercept; and the steeper KBDD11106 borehole (- 70o) returned a mineralized intercept of 14 meters grading 2.36 g/t gold, including 5 meters grading 5.18 g/t gold from a down hole depth of 141 meters, approximately 65 meters down dip of the KBDD11105 intercept. To date, significant gold mineralization had been traced over an approximately 100 meter strike length and a 200 meter down plunge distance along the North zone of the East Dyke granitoid. Drilling to date indicated that the North zone consists of a northerly plunging (approx. 65o) mineralized vein package appeared to be developed at a flexure in the host granitoid body.

Geological mapping and trenching efforts appear to indicate that the four auriferous granitoid bodies discovered to date on Zone 2 may form part of a continuous, folded granitoid body. To date, gold mineralization had been traced by drilling and trenching over an approximately 1,500 meter aggregate distance along the limbs and nose of this SE-trending fold structure. The mineralization remained open in all directions and drilling/trenching to further define the extent and geological controls of the mineralization was ongoing.

In April 2011, a spectacular, coarse native gold-bearing, vein quartz clast was discovered by our local contracted placer gold miners along the Birim River valley within the north-central portion of the Apapam mining lease area. A photograph of the gold specimen has been posted on our website at www.xtragold.com. Although the complex geomorphologic setting and depositional history of the auriferous gravel deposits present along the base of the Atewa Range make it difficult to determine conclusive bedrock sources for the widespread placer gold occurrences, the high grade nature of this quartz vein gold mineralization renders it of considerable lode gold exploration significance.

A 3.5 kilometer long, NE-trending, chargeable/resistive induced polarization anomaly exhibiting a spatial relationship with a geophysically inferred, NE-trending, regional structural trend, and characterized by coincidental gold-in-soil anomalies and/or auriferous floats, lying approximately 1 kilometer northwest of the Birim River along the south-western margin of the approximately 5.5 kilometer long Kibi project gold trend, represents a possible bedrock source for the vein gold material; based on the fact that the gold specimen was discovered at the confluence of an alluvial gold-bearing, secondary stream dissecting this anomalous trend. Another possible bedrock source for the gold mineralization is the southwest extension of the Kibi Old Mine structure inferred to pass to the south of the Birim River.

At the time, a mechanized trenching program targeting the 3.5 kilometer long geophysical/geochemical trend and an extensive soil sampling program (75 line-kilometers) covering the possible southwest extension of the Kibi Old Mine structure within the central portion of the Apapam concession was scheduled for initiation in mid May, 2011. See the National Instrument 43-101 Technical Report entitled “Kibi Project, Eastern Region, Ghana” dated July 12, 2010, under “Kibi Project – NI 43-101 Technical Reports” on our website at www.xtragold.com for further details regarding the aforementioned geophysical/geochemical target, the Kibi Old Mine prospect, and the geology and geomorphology of the Kibi Gold Belt placer gold deposits.

Two additional diamond core holes (586 meters) were drilled on the newly named Big Bend Gold Zone - Central granitoid at our Kibi gold project.

Highlights of these holes include classical granitoid–hosted gold mineralization intercepts of:

  42 meters grading 2.39 g /t gold in KBDD11108 from 189 meters down-hole; and

  27 meters grading 0.89 g/t gold in KBDD11107 from 127 meters down-hole.

The Big Bend gold zone was intersected approximately 215 meters down-plunge of previously identified mineralization; extending down-plunge potential from surface to approximately 360 meters along a through-like flexure within the Central granitoid body.

These two southwest (225o) trending, vertical fan pattern holes (-50o & -75o) targeting an embayment or wallrock protrusion developed along the hanging wall of the Central granitoid body represent the first holes drilled on the Big Bend gold zone during the current 20,000 meter drill campaign to follow up on the significant gold intercepts yielded by Phase III holes KBDD10101 and KBDD10103. Hole KBDD10101 collared approximately 210 meters to the west of the present drill collars returned 2.46 g/t gold over 58 meters, including 3.67 g/t gold over 28 meters; and KBDD10103 located 40 meters to the east of KBDD10101 yielded intercepts of 1.98 g/t gold over 27 meters and 1.76 g/t gold over 25 meters. To date, significant gold mineralization had been traced over an approximately 300 meter strike length and approximately 360 meters down plunge distance from surface along the Big Bend gold zone hosted by the Central granitoid body. Drilling to date indicated that the Big Bend zone consisted of northeasterly plunging, en echelon, mineralized vein packages appearing to be developed along a through-like flexure within the Central granitoid body.

The upper KBDD11107 borehole (-50o dip) yielded a mineralized intercept of 27 meters grading 0.89 g/t gold from a down hole depth of 127 meters; and the steeper KBDD11108 borehole (-75o) returned a mineralized intercept of 42 meters grading 2.39 g/t gold, including 14 meters grading 3.11 g/t gold and 9 meters grading 3.19 g/t gold from a down hole depth of 189 meters, approximately 100 meters down dip of the KBDD11107 intercept. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite composition.

Both boreholes also intersected mineralization spatially associated with a northerly trending shear zone cross-cutting the Central granitoid; with KBDD11107 yielding a sheared diorite intercept grading 8.44 g/t gold over 3 meters from a down-hole depth of 60 meters; and sheared, graphitic metasedimentary rocks in KBDD11108 returning mineralized intercepts grading 2.12 g/t gold over 4 meters and 2.36 g/t gold over 5 meters, including 5.36 g/t gold over 2 meters, from down-hole depths of 87 meters and 116 meters. This newly discovered gold-bearing shear zone represented a very prospective target to be followed-up by additional trenching and drilling.

To date, we had completed 31 holes totaling 7,692 meters (KBDD11105 - KBDD11135) of our 2011 drill program (including KBDD11116 which was abandoned at 71 meters); with 15 out of the 31 holes (4,390 meters) targeting the Big Bend gold zone on the Central granitoid body. At the time, ongoing drilling efforts were focused on the further delineation of the Big Bend gold zone.

Ongoing drilling on the Big Bend gold zone on our Kibi gold project continues to intersect significant gold mineralization, including 2.42 g/t gold over 52 meters. At the time, assay results from six new diamond core holes (1,308 meters noted hereunder continued to confirm the down-plunge continuity and the multiple en-echelon vein package structural style of the mineralization, and demonstrated the occurrence of higher grade mineralization within the Big Bend gold system.

Highlights of the holes noted hereunder include classical granitoid – hosted gold mineralization intercepts of:

  52 meters grading 2.42 g/t gold in KBDD11113 from 84 meters down-hole, including 27 meters grading3.58 g/t gold (and including 6.09 g/t gold over 12 meters);

  50 meters grading 1.64 g/t gold in KBDD11110 from 158 meters down-hole, including 24 meters grading 2.45 g/t gold; and

  50 meters grading 1.31 g/t gold in KBDD11114 from surface, including 20 meters grading 2.21 g/t gold.

To date, significant gold mineralization had been traced over an approximately 300 meter strike length and an approximately 360 meter down plunge distance from surface along the Big Bend gold zone hosted by the Central granitoid body. Drilling to date indicated that the Big Bend zone consisted of north-easterly plunging, en echelon, mineralized vein packages appearing to be developed along a through-like flexure within the Central granitoid body. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite composition. Irregularities or flexures in the geometry of the host diorite bodies appear to strongly influence the development of veining and grade distribution; as is exemplified by the Big Bend zone on the Central granitoid and the East Dyke granitoid zone. Similar flexures have potential to host mineralization elsewhere along the strike or down-dip extensions of the extensive dioritic bodies characterizing our Kibi gold project.

Boreholes KBDD11109 – KBDD11110 and KBDD11111 – KBDD11112 consisting of a pair of south trending, vertical fan drill sections (-50o & -75o), collared approximately 45 meters apart were designed to test the quartz diorite body at depth between holes KBDD10103 and KBDD11108 which yielded significant gold intercepts located approximately 45 meters west and 50 meters east of the present drill sections. With KBDD10103 returning mineralized intercepts of 1.98 g/t gold over 27 meters and 1.76 g/t gold over 25 meters; and KBDD11108 returning an intercept of 42 meters grading 2.39 g/t gold.

The upper KBDD11109 borehole (-50o) of the KBDD11109 – KBDD11110 vertical fan pattern yielded a mineralized intercept of 2 meters grading 5.75 g/t gold from a down-hole depth of 91 meters; and the steeper KBDD11110 borehole (-75o) returned a mineralized intercept of 50 meters grading 1.64 g/t gold, including 24 meters grading 2.45 g/t gold, from a down-hole depth of 158 meters, approximately 75 to 125 meters down dip of the KBDD11109 intercept. The shorter KBDD11109 intercept appeared to represent the upper fringes of the north-easterly plunging mineralization zone.

The upper KBDD11111 borehole (-50o) of the KBDD11111 – KBDD11112 vertical fan pattern yielded mineralized intercepts of 22 meters grading 1.25 g/t gold and 18 meters grading 2.09 g/t gold, including 7 meters grading 4.18 g/t gold, from down-hole depths of 94 meters and 133 meters. The steeper KBDD11112 borehole (-75o) yielded three mineralized intercepts developed over a 115 meter core-length starting at a down-hole depth of 130 meters, including: 47 meters grading 0.71 g/t gold, including 2.71 g/t gold over 6 meters; 18 meters grading 1.31 g/t gold; and 17 meters grading 2.0 g/t gold, including 3.89 g/t gold over 7 meters. The KBDD11112 mineralization envelope extended from approximately 55 meters to 120 meters down-dip of the upper KBDD11111 intercepts.

KBDD11113 and KBDD11114, consisting of vertical boreholes (-90o) collared approximately 35 meters apart at the western extremity of the Big Bend gold zone, were designed to test the extensive system of shallowly dipping, extension (ladder) vein arrays associated with the mineralized system; and to obtain additional information on the structural controls of the mineralization. Hole KBDD11113 returned a mineralized intercept of 52 meters grading 2.42 g/t gold, including 27 meters grading 3.58 g/t gold (and including 6.09 g/t gold over 12 meters), from a down-hole depth of 84 meters; and KBDD11114 yielded an intercept of 50 meters grading 1.31 g/t gold from surface, including 20 meters grading 2.21 g/t gold.

To date, we had completed 34 holes totaling 8,550 meters (KBDD11105 to KBDD11138) of our 2011 drill program (including KBDD11116 which was abandoned at 71 meters after encountering 7 meters of 2.57 g/t gold from 64-71 meters); with 18 out of the 31 holes (5,248 meters) targeting the Big Bend gold zone on the Central granitoid body. Ongoing drilling efforts during that time frame focused on the further delineation of the Big Bend gold zone.

In June 2011, field preparations were underway for exploration programs in the third quarter of 2011 designed to fully maximize the discovery potential on our Kibi gold project.

The comprehensive and systematic field programs will include a combination of follow-up work to define drill targets on untested gold-in-soil and induced polarization (IP) anomalies lying along the approximately 5.5 kilometer long Kibi project gold trend located along the north-western margin of the Apapam mining lease; as well as first pass, grassroots exploration covering the southeastern portion (70%) of the concession, and the contiguous Akim Apapam reconnaissance license area. The multi-faceted work programs, including first pass (200 meters x 25 meters) and in-fill (100 meters x 25 meters) soil sampling, geological mapping and prospecting, hand auger sampling, and mechanized trenching, will also permit the prioritization and definition of geophysical anomalies produced by the completed, detail 100 meter line-spacing, airborne VTEM, magnetic, and radiometric survey over the Apapam property area.

To date, only approximately 15% of the existing Kibi gold project soil geochemistry / induced polarization (IP) survey grid, covering approximately 30% of the 33.65 square kilometer Apapam mining lease, had been subjected to follow-up work; with the ongoing 2011 drill program focused on Zone 2 of our Kibi gold project only representing approximately 3% of the total concession area. Limited trenching and scout drilling outside Zone 2 has traced the granitoid–hosted gold mineralization over an approximately 2,100 meter distance along the approximately 5.5 kilometer NE – trending Kibi Gold Trend. In combination with VTEM/Mag/Radiometric survey, these target generation/definition programs will enable our company to further define known gold occurrences outside Zone 2, and evaluate the remainder of this very prospective land position for the hosting of granitoid-hosted and Ashanti style shear zone gold mineralization.”

Line cutting for the Apapam South control grid, to be followed by soil sampling, commenced on June 13, 2011. Hand auger sampling and mechanized trenching will follow-up on untested gold-in-soil and induced polarization (IP) anomalies on the existing Kibi gold project grid and was expected to start by the end of June. At the time, these target generation/definition work programs were scheduled to be implemented concurrently over the next two to three months; with arrangements in progress for the booking of a second diamond drill rig to start testing high priority targets towards the end of the third quarter of 2011.

Regional government mapping indicated that the Apapam South / Akim Apapam soil geochemistry survey area covers highly prospective terrain for the hosting of Ashanti style shear zone gold mineralization in the form of two major Birimian unit contacts, including the contact between an extensive metavolcanic rock sequence, forming the core of the Kibi Gold Belt, and a metasedimentary/volcaniclastic rock package; and a major north-east trending reverse fault along the eastern margin of the belt. The Kibi Old Mine historical lode gold prospect located at the north-central extremity of the Apapam concession is spatially associated with this regional structure.

The first pass soil survey will cover an approximately 25 square kilometer area and encompass an estimated 5,450 samples to be collected at a sampling density of 200 meters x 25 meters. Reconnaissance geology and prospecting will also be conducted along the approximately 136 kilometers of NW-SE trending cross-lines. Every second sample (50 meter stations) will initially be submitted for gold and arsenic analysis (approximately 2,725 samples); with the “held – back” samples subsequently subjected for analysis where required to delineate / bracket anomalous gold-in-soil anomalies. Detailed (100 meters x 25 meters) follow-up soils and hand auger sampling will be conducted upon reception of analytical results to provide greater definition of gold-in-soil anomalies.

Untested gold-in-soil and IP anomalies lying within the existing Kibi gold project grid area will be followed-up by in-fill (100 meters x 25 meters) soil sampling and/or hand auger sampling, and mechanized trenching designed to identify high priority, cost-effective drill targets. Of particular interest is a 3.5 kilometer long, NE-trending, chargeable/resistive induced polarization (IP) anomaly exhibiting a spatial relationship with a geophysically inferred, NE-trending, regional structural trend, and characterized by coincidental gold-in-soil anomalies and/or auriferous floats lying along the south-western margin of the approximately 5.5 kilometer long Kibi project gold trend.

See the National Instrument 43-101 Technical Report entitled “Kibi Project, Eastern Region, Ghana” dated July 12, 2010, under “Kibi Project – NI 43-101 Technical Reports” on our website at www.xtragold.com for further details regarding the aforementioned Kibi Old Mine historical prospect and the high priority geophysical/geochemical target.

In August 2011, ongoing drilling on our Kibi gold project continued to intersect significant gold mineralization, including 2.67 g/t gold over 38 meters on the Big Bend gold zone – Central granitoid and 4.88 g/t gold over 16 meters on the newly defined Mushroom gold zone at the southeastern extremity of the Upper Central Granitoid. Assay results from 19 new diamond core holes (5,055 meters), as noted hereunder, continued to confirm the down-plunge continuity and the multiple en-echelon vein package structural style of the Big Bend gold zone, and demonstrated the multiple gold deposit potential within Zone 2 of our Kibi gold project.

Highlights of the holes noted hereunder include:

  16 meters grading 2.25 g/t gold and 38 meters grading 2.67 g/t gold in KBDD11133 from 152 meters and 182 meters down- hole (Big Bend gold zone);

  32 meters grading 2.41 g/t gold in KBDD11136 from 149 meters down-hole, including 17 meters grading 4.01 g/t gold (Big Bend gold zone);

  Big Bend gold zone now traced over approximately 325 meter strike length and 450 meters down plunge from surface within the Central granitoid body;

  16 meters grading 4.88 g/t gold, including 10 meters grading 7.38 g/t gold, from 67 meters down hole in KBDD11117, on the newly defined Mushroom gold zone on the Upper Central granitoid (as noted below); and

  3 newly defined shear targets, including 34.80 g/t gold over 1 meter in coarse visible gold-bearing shear zone in KBDD11133.

These drill results are part of our 2011 drill program. Holes included nine holes (2,913 meters) on the Big Bend gold zone, 3 holes (612 meters) on the newly defined Mushroom gold zone on the Upper Central granitoid, and 7 exploration holes (1,530 meters) on newly discovered shear and induced polarization (IP) / soil geochemistry targets.

At the time, drilling included nine holes on the Big Bend gold zone, including 8 holes (2,446 meters) designed to further delineate/infill the gold zone and 1 hole (KBDD11134; 467 meters) drilled down the plunge of the zone to obtain additional structural information on the multiple en-echelon vein package system and to test the continuity of the mineralization down plunge. The delineation/infill holes, with the exception of KBDD11115, consist of southerly trending boreholes (- 50o to -75o inclinations) collared on the northern, hanging wall flank of the easterly trending host diorite body and drilled across the ESE-trending, northerly dipping mineralization sheets.

Holes KBDD11128, KBDD11133, and KBDD11135 to KBDD11137 were designed to further delineate/infill the Big Bend gold zone along strike at vertical depths ranging from approximately 90 meters to 175 meters. Boreholes KBDD11138 and KBDD11139 tested the down plunge extension of the zone at vertical depths of approximately 200 meters to 300 meters. Hole KBDD11115 consists of a vertical borehole (-90o) collared at the western extremity of the Big Bend gold zone designed to test the extensive system of shallowly dipping, extension (ladder) vein arrays associated with the mineralized system; and to obtain additional information on the structural controls of the mineralization.

All eight Big Bend gold zone delineation/infill holes returned significant gold mineralization, including: intercepts of 2.25 g/t gold over 16 meters and 2.67 g/t gold over 38 meters from down hole depths of 152 meters and 182 meters in hole KBDD11133; and 0.78 g/t gold over 7 meters and 2.41 g/t gold over 32 meters (including 4.01 g/t gold over 17 meters) from down hole depths of 134 meters and 149 meters in KBDD11136. The KBDD11133 gold intercepts are located approximately 25 meters west and below mineralized intercepts of 1.98 g/t gold over 27 meters and 1.76 g/t gold over 25 meters yielded by previously reported hole KBDD10103. The KBDD11136 gold intercepts are located approximately 50 meters below mineralized intercepts of 22 meters grading 1.25 g/t gold and 18 meters grading 2.09 g/t gold in previously reported hole KBDD11111, and approximately 40 meters above and east of mineralized intercepts of 47 meters grading 0.71 g/t gold, 18 meters grading 1.31 g/t gold, and 17 meters grading 2.0 g/t gold in hole KBDD11112.

Hole KBDD11134 was drilled down the plunge of the Big Bend gold zone to obtain additional structural information on the multiple en-echelon vein package system, to test the continuity of the mineralization down plunge, and to serve as a pilot hole to permit better targeting of deeper holes along the down plunge extension of the zone. The NE-trending borehole (060o/-58o) was collared at the western, surface expression, extremity of the Big Bend gold zone and allowed to run unaided down the plunge and diagonally across (down dip) the system of stacked, approximately 70o northerly dipping, mineralization sheets. KBDD11134 remained within the confines of the host Central granitoid body to its final depth of 467 meters; with the borehole stopped due to a shortage of drill rods.

Hole KBDD11134 yielded multiple mineralized intervals, ranging from 3 meters to 73 meters in core length, reflecting the en-echelon style vein packages forming the Big Bend gold zone mineralization, including: 1.51 g/t gold over 26 meters from a down hole depth of 6 meters, 3.03 g/t gold over 41 meters from a down hole depth of 96 meters, 2.04 g/t gold over 42 meters from a down hole depth of 223 meters, and 1.06 g/t gold over 73 meters from a down hole depth of 312 meters (see Table 1). The array of mineralized intervals produced a length weighted average grade of 1.62 g/t gold over a cumulative core length of 276 meters, and the hole returned 1.01 g/t gold, including internal dilution, over its 464 meter core length (3 meters to 467 meters); exemplifying the down plunge continuity of the Big Bend gold zone mineralization.

To date, significant gold mineralization had been traced over an approximately 325 meter strike length and an approximately 450 meter down plunge distance from surface along the Big Bend gold zone hosted by the Central granitoid body. Drilling to date indicated that the Big Bend zone consisted of north-easterly plunging, en-echelon, mineralized vein packages appearing to be developed along a trough-like flexure within the Central granitoid body. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite composition.

Mushroom Gold Zone

Holes KBDD11117, KBDD11118 and KBDD11120 were designed to follow up on significant drill intercepts yielded by reverse circulation (RC) hole KBRC09060 and diamond drill hole KBDD10081 within the southeastern portion of the Upper Central granitoid, i.e. the newly defined Mushroom gold zone.

Hole KBDD11117 consisting of the re-drilling of hole KBDD11116, which returned 7 meters grading 2.57 g/t gold before being abandoned due to technical difficulties at the 71 meter mark, was designed to follow up on scout hole KBRC09060 drilled down the dip of the host granitoid body to transect an extensive system of westerly dipping, sheeted quartz veining; with the borehole returning an intercept from surface of 39.0 meters grading 9.23 g/t gold uncut (3.54 g/t gold cut). The southeast trending KBDD11117 borehole designed to intersect the Upper Central granitoid at right angles from a collar position on the northeastern, hanging wall flank of the host granitoid body returned a mineralized intercept of 4.88 g/t gold over 16 meters, including 10 meters grading 7.38 g/t gold, from a down hole depth of 67 meters, approximately at the same vertical depth as the bottom of the KBRC09060 intercept.

Hole KBDD11118 designed to undercut a mineralized intercept of 9 meters grading 3.60 g/t gold in KBDD10081, approximately 60 meters to the northwest of KBDD11117, returned 2.57 g/t gold over 11 meters, including 5 meters grading 4.23 g/t gold, from a down hole depth of 84 meters, approximately 45 meters down dip of the KBDD10081 intercept. Drilling to date appeared to indicate that the Mushroom gold zone consists of a northeast plunging vein system spatially related to a series of pinch and swells in the Upper Central granitoid body.

Irregularities or flexures in the geometry of the host diorite bodies appear to strongly influence the development of veining and grade distribution; as is exemplified by the Big Bend gold zone on the Central granitoid, the East Dyke granitoid zone, and the newly defined Mushroom gold zone on the Upper Central granitoid. Similar flexures have potential to host mineralization elsewhere along the strike or down-dip extensions of the extensive dioritic bodies characterizing our Kibi gold project.

Shear Zone Targets

An approximately 0.5 meter wide, coarse visible gold bearing, quartz vein hosted within a fault breccia forming part of a prominent shear zone spanning over an approximately 10 meter core length returned 34.80 g/t gold over a 1 meter core length at a down hole depth of 398 meters in hole KBDD11133. This newly discovered northwest trending/northeasterly dipping shear zone represented a very prospective exploration target due to its emplacement along the southern limb of the Central granitoid body.

Boreholes KBDD11122 and KBDD11123 consisting of a west trending, vertical fan drill section (-50o & -70o) was designed to further test the northerly trending junction shear cross-cutting the Central granitoid; approximately 80 meters south of a 8.44 g/t gold over a 3 meter intercept yielded from the same structure in hole KBDD11107. The upper KBDD11122 borehole (-50o) of the vertical fan pattern returned mineralized intercepts of 3 meters grading 3.14 g/t gold, including 7.59 g/t gold over 1 meter, and 5.15 g/t gold over 1 meter from down hole depths of 78 meters and 92 meters and the steeper KBDD11123 hole (-70o) returned an intercept of 2.45 g/t gold over 1 meter at a down hole depth of 126 meters, approximately 50 meters down dip of the KBDD11122 intercept.

To date, we had completed 54 holes totaling approximately 14,825 meters (KBDD11105 - KBDD11158) in our 2011 drill program (including KBDD11116 which was abandoned at 71 meters); with 24 out of the 54 holes (7,704 meters) targeting the Big Bend gold zone on the Central granitoid body. Ongoing drilling efforts during that time frame are currently focused on the further delineation of the newly defined Mushroom gold zone on the Upper Central granitoid.

In November 2011, ongoing drilling continued to confirm the down-plunge continuity and the multiple en-echelon vein package structural style of the Big Bend gold zone, and demonstrated the multiple gold deposit potential within Zone 2 of our Kibi project.

Highlights of the 15 diamond core holes (5,714 meters) noted hereunder include:

  62 meters grading 1.57 g/t gold, including 2.00 g/t gold over 42 meters (and including 2.76 g/t gold over 19 meters) in KBDD11141 from 232 meters down-hole (Big Bend zone);

  41 meters grading 1.62 g/t gold, including 2.18 g/t gold over 20 meters, in KBDD11143 from 249 meters down- hole (East Dyke- North zone);

  Big Bend zone now traced over an approximately 325 meter strike length and 500 meter down plunge from surface within the Central granitoid body;

  South Ridge gold zone extended 170 meters further down dip than from 2010 drilling; gold mineralization now traced over distances of approximately 440 meters along the strike and 400 meters down the dip of the South Ridge granitoid body;

  New typical Kibi-type granitoid hosted vein system (i.e. Road Cut zone) discovered in diorite body located 60 meters due south of the Central granitoid’s Big Bend zone; and

  Second diamond drill rig contracted to accelerate delineation/infill drilling of the Big Bend zone and East Dyke – North zone geared towards an initial resource estimate.

The following drill results are part of our 2011 drill program designed to delineate/infill the Big Bend gold zone – Central granitoid; as well as further test/delineate other prominent gold systems and geophysical / geochemical anomalies on the approximately 1,200 meter long by 500 to 800 meter wide Zone 2 gold-in-soil anomaly of our Kibi gold project. The 15 holes (KBDD11129 to KBDD11150) drilled at the time included: 6 holes (2,327 meters) on the Big Bend zone, including KBDD11142 which tested both the East Dyke and Big Bend zones; 3 holes (899 meters) on the East Dyke zone; 3 holes (1,211 meters) on the newly discovered Road Cut zone; 1 hole on the South Ridge granitoid zone (578 meters); and 3 geology/exploration holes (699 meters) designed to further define the geometry of Zone 2 diorite bodies.

Big Bend Zone (Central Granitoid)

Drilling included 6 holes (2,327 meters) on the Big Bend zone, including 4 holes designed to further delineate/infill the gold zone and 2 holes targeting the down plunge extension of the mineralized body. In addition, hole KBDD11146 targeting the southern diorite body hosting the Road Cut zone was collared on the footwall margin of the Central granitoid (i.e. Big Bend zone) but exited the Central granitoid body at a down-hole depth of 25 meters.

The Big Bend zone holes, with the exception of KBDD11142, consist of southerly trending boreholes (- 60o to -77o inclinations) collared on the northern, hanging wall flank of the easterly trending host diorite body and drilled across the ESE-trending, northerly dipping mineralization sheets. KBDD11142 consists of a WNW-trending borehole originally designed to test the East Dyke zone but extended down to the Central granitoid to test the down plunge extension of the Big Bend zone and to obtain additional structural information on the mineralized vein system.

Holes KBDD11140 and KBDD11141 were drilled in a vertical fan pattern (-60o and -72o) with the upper borehole designed as an infill hole along the eastern portion of the Big Bend zone and the lower borehole targeting the down plunge extension of the mineralized body. The upper KBDD11140 borehole (-60o) yielded mineralized intercepts of 7 meters grading 1.46 g/t gold and 15 meters grading 1.39 g/t gold from down-hole depths of 162 meters and 192 meters, and the steeper KBDD11141 borehole (-72o) intersected 2.00 g/t gold over 42 meters from 241 meters down-hole, including a higher-grade core grading 2.76 g/t gold over 19 meters (251 meters to 270 meters), in a broader intercept grading 1.57 g/t gold over 62 meters from a down-hole depth of 232 m; approximately 100 meters vertically below the KBDD11140 intercept. This mineralization exhibited good continuity with an intercept of 42 meters grading 2.39 g/t gold, including 3.11 g/t gold over 14 meters and 3.19 g/t gold over 9 meters, in hole KBDD11108; approximately 50 meters above the KBDD11141 intercept.

Hole KBDD11142 initially targeted the East Dyke zone (see description below) but was extended down to the Central Granitoid to test the down plunge extension of the Big Bend zone and to obtain additional structural information on the mineralized vein system. The westerly trending (285o) borehole diagonally transected (down dip) the easterly trending, steep northerly dipping system of stacked, mineralized vein sheets. This lower segment of KBDD11142 yielded multiple mineralized intervals, spanning from 350 meters to 468 meters down-hole, reflecting the en-echelon style vein packages forming the Big Bend zone mineralization, including: 6 meters grading 1.98 g/t gold; 20.1 meters grading 1.71 g/t gold; 3 meters grading 2.14 g/t gold; and 22 meters grading 1.43 g/t gold, including 3.19 g/t gold over 5 meters. The lowermost KBDD11142 intercept (446 meters-468 meters) lies approximately 150 meters below the KBDD11141 mineralized intercept and approximately 500 meters down plunge from the surface expression of the mineralized body.

Holes KBDD11130, KBDD11131, and KBDD11132 were designed to further delineate/infill the down-dip extension of the western portion of the Big Bend gold zone, approximately 150 meters down-plunge from surface, at vertical depths ranging from approximately 150 meters to 280 meters. All 3 holes returned significant gold mineralization, including: intercepts of 1.75 g/t gold over 26 meters, including 12 meters grading 2.56 g/t gold, from a down-hole depth of 211 meters in hole KBDD11131; and 1.72 g/t gold over 6 meters, 3.21 g/t gold over 3 meters, and 0.81 g/t gold over 20 meters (including 5 meters grading 2.30 g/t gold) from down hole-depths of 237 meters, 264 meters, and 280 meters. The KBDD11131 gold intercept is located approximately 70 meters vertically below mineralized intercepts of 27 meters grading 1.98 g/t gold and 25 meters grading 1.76 g/t gold in KBDD10103, and approximately 70 meters below and 22 meters west of intercepts of 16 meters grading 2.25 g/t gold and 38 meters grading 2.67 g/t gold in KBDD11133.

To date, significant gold mineralization had been traced over an approximately 325 meter strike length and an approximately 500 meter down plunge distance from surface along the Big Bend gold zone hosted by the Central granitoid body. Drilling to date indicated that the Big Bend zone consisted of north-easterly plunging, en-echelon, mineralized vein packages appearing to be developed along a trough-like flexure within the Central granitoid body. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite composition.

East Dyke – North Zone (KBDD11142 and KBDD11143)

Holes KBDD11142 and KBDD11143 consisting of a pair of west trending, vertical fan pattern holes (-55o and -70o) collared on the eastern (hanging wall) flank of the northern segment of the East Dyke granitoid, targeted the down-plunge extension of significant gold mineralization intersected earlier in the Fiscal Year by fan pattern holes KBDD11105 and KBDD11106; which returned 15 meters grading 2.05 g/t gold, including 5 meters grading 4.0 g/t gold, and 14 meters grading 2.36 g/t gold, including 5 meters grading 5.18 g/t.

The upper KBDD11142 borehole (-55o dip) yielded a mineralized intercept of 26 meters grading 1.41 g/t gold, including 8 meters grading 2.37 g/t gold, from a down-hole depth of 200 meters, approximately 50 meters north and 25 meters below the KBDD11106 intercept; and the steeper KBDD11143 borehole (-70o) returned a significant mineralized intercept grading 1.62 g/t gold over 41 meters, including 2.18 g/t gold over 20 meters, from a down-hole depth of 249 meters, approximately 80 meters down dip of the KBDD11142 intercept.

To date, significant gold mineralization had been traced over an approximately 150 meter strike length and a 320 meter down plunge distance along the north zone of the East Dyke granitoid (i.e. East Dyke – North zone). Drilling to date indicated that the north zone consisted of a northerly plunging (approx. 65o) mineralized vein package appearing to be developed at a flexure in the host granitoid body.

Road Cut Zone (KBDD11144; New Zone)

Hole KBDD11144 (100o/-55o) returned a mineralized intercept of 30 meters grading 0.79 g/t gold (34 meters to 64 meters), including 19 meters grading 1.05 g/t gold, across a NNE-trending system of typical Kibi-type granitoid hosted quartz-albite-carbonate-sulphide veining. This new gold zone (i.e. Road Cut zone) is emplaced within an easterly trending quartz diorite body lying approximately 60 meters south of the Central granitoid; due south of the flexure along the Central granitoid appearing to control the Big Bend gold zone mineralization. Additional trenching/drilling is planned to further define the geometry of the host diorite body and the structural controls of the mineralization.

South Ridge Zone (KBDD11148)

Hole KBDD11148 (225o/-55o) was drilled as a combination geology/exploration borehole designed to further delineate the western extensions of the Central granitoid and South Ridge granitoid bodies, define the stratigraphy across the colluvium-filled valley separating the Central granitoid and South Ridge granitoid, and test the down dip potential of the central portion of the South Ridge gold zone.

Hole KBDD11148 returned a significant, quartz diorite-hosted, mineralized intercept of 15 meters grading 1.40 g/t gold (452 meters to 467 meters), including 7 meters grading 2.53 g/t gold, appearing to correspond to the down dip extension of the South Ridge gold zone; approximately 170 meters down dip of the lowermost intercept of 47 meters grading 0.58 g/t gold in hole KBDD10086. The borehole also intersected two previously unmapped iron-carbonate altered quartz diorite bodies prospective for the hosting of Kibi-type granitoid hosted gold mineralization.

Drilling and trenching to date had traced an extensive system of en-echelon extension vein arrays across an approximately 440 meter distance along the SE-trending, moderately NE-dipping South Ridge granitoid body; with the present borehole appearing to extend the mineralization to a down-dip depth of approximately 400 meters.

Drilling Progress and Exploration Outlook

At the time, 70 holes totaling 18,932 meters had been completed by our company in our 2011 drill program, of which, including the 15 holes (5,714 meters) noted in the preceding paragraphs, 50 drill holes have been reported.

In November 2011, a new 20,000 meter drill contract, to be initiated following the completion of our 2011 drill program, had been signed with Burwash Drilling Limited, and our company also contracted Global Drilling Services for a second diamond drill rig (10,000 meters minimum) which commenced drilling on December 16, 2011.

One drill rig will be dedicated to the further delineation/infill drilling of the Big Bend zone and East Dyke – North zone geared towards an initial resource estimate. The second drill rig will focus on the further testing/delineation of other prominent Zone 2 gold systems including the South Ridge and Mushroom zones, the scout drilling of Zone 3 and Zone 4 trench showings and gold-in-soil anomalies, and the testing of priority geophysical targets yielded by the airborne VTEM, magnetic, and radiometric survey completed earlier in the fiscal year.

The results from 26 additional diamond core holes totaling 6,713 meters from Zone 2 of our Kibi gold project are noted hereunder.

Highlights of the drill results include:

  17 meters grading 5.47 g/t gold, including 12.66 g/t gold over 4 meters, in KBDD11172 from 127 meters down- hole (Big Bend zone);

  24.5 meters grading 3.43 g/t gold, including 4.70 g/t gold over 17 meters, in KBDD11176 from 165.5 meters down-hole (East Dyke - North zone);

  20 meters grading 2.82 g/t gold in KBDD11157 from 92 meters down-hole (Mushroom zone – Upper Central granitoid);

  North zone traced approximately 465 meters down plunge from surface within the East Dyke granitoid body (KBDD11175);

  New typical Kibi-type granitoid hosted vein system discovered at depth within the apparent fold nose developed within the Central granitoid (KBDD11161); and

  Ongoing follow-up trenching on Double 19 zone within extensive Zone 3 gold-in-soil anomaly returns channel sample intercept of 2.27 g/t gold over 36 meters trench-length, including 2 meters grading 22.22 g/t gold, in trenches TAD022 to ADRS001.

These drill results are part of our 2011 drill program of our Kibi gold project. The 26 holes (KBDD11151 to KBDD11176) include: 6 holes (2,148 meters) on the Big Bend zone; 5 holes (1,157 meters) on the East Dyke zone; 7 holes (1,290 meters) on the Mushroom zone – Upper Central granitoid; 2 holes (433 meters) on the South Ridge granitoid zone; 2 holes (510 meters) on the recently defined Road Cut zone; and 4 geology/exploration holes (1,175 meters) designed to further define the geometry of Zone 2 diorite bodies.

Big Bend Zone (Central Granitoid)

Drilling included 6 holes (2,148 meters) on the Big Bend zone, including: 3 holes designed to further delineate/infill the gold zone (KBDD11160, KBDD11171, KBDD11172); 2 holes targeting the down plunge extension of the mineralization along the northwestern limb of the trough-like flexure (i.e. Big Bend) developed within the Central granitoid body (KBDD11169 to 170); and 1 hole (KBDD11161) drilled down the plunge of the zone to obtain additional structural information on the multiple en-echelon vein package system and to test the continuity of the mineralization down plunge.

Hole KBDD11172 consisting of a southwest trending borehole designed to further delineate the western extremity of the Big Bend zone, along the north-western limb of the trough-like flexure developed within the Central granitoid body, returned a high grade mineralized intercept grading 5.47 g/t gold over 17 meters, including 4 meters grading 12.66 g/t gold, from a down-hole depth of 127 meters. This mineralization exhibited good continuity with an intercept of 27.13 meters grading 2.12 g/t gold, including 4.01 g/t gold over 6.93 meters in KBDD10070, lying approximately 40 meters above and 20 meters to the south of the KBDD11172 intercept.

Hole KBDD11170 consisting of a deep exploratory borehole targeting the down plunge extension of the mineralization along the north-western limb of the trough-like flexure intersected several exploration significant intercepts distributed over an approximately 100 meter core-length from a down-hole depth of 243 meters, including 8 meters grading 1.10 g/t gold; approximately 175 meters down plunge from the KBDD11172 intercept.

Hole KBDD11161 was drilled down the plunge of the Big Bend zone, parallel to and approximately 75 meters to the southeast of similar down-plunge hole KBDD11134; with these down-plunge boreholes designed to obtain additional structural information on the multiple en-echelon vein package system, to test the continuity of the mineralization down plunge, and to serve as pilot holes to permit better targeting of deeper holes along the down plunge extension of the zone. The ENE-trending borehole (070o/-55o) was collared along the inner footwall margin of the host granitoid body, along the eastern limb of the trough-like flexure, and allowed to run unaided down the plunge and diagonally across (down dip) the system of stacked, approximately 70o northerly dipping, mineralization sheets. KBDD11161 remained within the confines of the host Central granitoid body for its entirety; with technical difficulties forcing the borehole to be abandoned within a new mineralization zone at a down-hole depth of 537 meters.

Hole KBDD11161 yielded multiple mineralized intervals, ranging from 10 meters to 45 meters in core length, reflecting the en-echelon style vein packages forming the Big Bend zone mineralization, including: 1.50 g/t gold over 28 meters from a down hole depth of 3 meters; 1.22 g/t gold over 20 meters from a down hole depth of 116 meters; 2.0 g/t gold over 45 meters from a down hole depth of 159 meters; 1.57 g/t gold over 35 meters from a down hole depth of 231 meters; and 1.40 g/t gold over 25 meters from a down hole depth of 283 meters (see Table 1). The array of mineralized intervals produced a length weighted average grade of 1.60 g/t gold over a cumulative core length of 185 meters, and the hole returned 1.03 g/t gold, including internal dilution, over a 305 meter core length (3 meters to 308 meters); exemplifying the down plunge continuity of the Big Bend zone gold mineralization.

Technical difficulties forced KBDD11161 to be abandoned at the 537 meter mark within a zone of typical Kibi-type quartz-albite-carbonate-sulphide veining; with the bottom 11 meters of the borehole returning 1.23 g/t gold, including 2 meters grading 2.79 g/t gold. This new mineralization zone lies at a vertical depth of approximately 400 meters, approximately 160 meters east of the deepest down plunge extent of the Big Bend zone, within the apparent fold nose developed within the Central Granitoid.

At the time, significant gold mineralization had been traced over an approximately 325 meter strike length and an approximately 500 meter down plunge distance from surface along the Big Bend gold zone hosted by the Central granitoid body. Drilling to date indicated that the Big Bend zone consisted of north-easterly plunging, en-echelon, mineralized vein packages appearing to be developed along a trough-like flexure within the Central granitoid body. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite composition.

East Dyke – North Zone

Drilling efforts on the East Dyke included a deep hole targeting the down plunge extension of the mineralized system and a delineation hole in the upper portion of the zone. KBDD11175 consisting of a deep, westerly trending borehole collared on the eastern, hanging wall flank of the East Dyke granitoid returned typical granitoid hosted quartz-albite-carbonate-sulphide veining intercepts grading 0.88 g/t gold over 7 meters and 1.14 g/t gold over 10 meters from down-hole depths of 359 meters and 385 meters; approximately 145 meters further down plunge than the previous extent of the mineralization.

To date, significant gold mineralization had been traced over an approximately 150 meter strike length and a 465 meter down plunge distance along the North zone of the East Dyke granitoid (i.e. East Dyke – North zone). Drilling to date indicated that the north zone consisted of a northerly plunging (approx. 65o) mineralized vein package appearing to be developed at a flexure in the host granitoid body.

Hole KBDD11176 designed to further define the northern extent of the East Dyke – North zone at a vertical depth of approximately 160 meters returned a significant mineralized intercept of 24.5 meters grading 3.43 g/t gold, including 4.70 g/t gold over 17 meters. This mineralization exhibited good continuity with an intercept of 14 meters grading 2.36 g/t gold in KBDD11106, approximately 45 meters to the east; and intercepts of 1.41 g/t gold over 26 meters and 1.62 g/t gold over 41 meters, including 20 meters grading 2.18 g/t gold, in holes KBDD11142 and KBDD11143, approximately 35 meters and 105 meters below the KBDD11176 intercept.

Mushroom Zone (Upper Central Granitoid)

Holes KBDD11151, KBDD11153 –KBDD11154, KBDD11157, and KBDD11158 were designed to further test the recently defined Mushroom zone; following a significant, near surface intercept of 4.88 g/t gold over 16 meters yielded by hole KBDD11117. Drilling to date appeared to indicate that the Mushroom zone consisted of a northeast plunging, en-echelon, vein system spatially related to a constriction in the south-eastern portion of the Upper Central granitoid body; with present hole KBDD11154 tracing the mineralization to a down-plunge depth of approximately 190 meters.

Hole KBDD11151 consisting of a southwest trending borehole targeting the down-plunge extension of the KBDD11117 intercept from a collar position on the north-eastern, hanging wall flank of the host granitoid body returned a mineralized intercept of 2.45 g/t gold over 15 meters from a down-hole depth of 110 meters, approximately 50 meters down plunge of the KBDD11117 intercept. The mineralization zone was also tested in a west-northwest direction by KBDD11157 which yielded an intercept of 2.82 g/t gold over 20 meters from a down-hole depth of 92 meters, approximately 20 meters below and 10 meters west of the KBDD11151 intercept.

Hole KBDD11154 consisted of the re-drilling (i.e. twinning) of KBDD11153 which was abandoned at 128 meters due to technical difficulties; with the boreholes having the same basic trace down to the 128 meter mark. KBDD11154 was drilled to a final depth of 344 meters. The northeast trending boreholes, drilled down the dip extension of the host granitoid body to obtain additional information on the structural controls of the mineralization, dissected the extensive system of south-westerly dipping, sheeted quartz veining in a down-plunge fashion along the mineralization shoot. These holes were collared adjacent to hole KBRC09060, a due east trending scout reverse circulation (RC) borehole, which returned an intercept from surface of 39.0 meters grading 9.23 g/t gold uncut (3.54 g/t gold cut). KBDD11154 returned a mineralized intercept of 81 meters grading 1.52 g/t gold from a down-hole depth of 3 meters, including 2.94 g/t gold over 13.5 meters, 2.56 g/t gold over 19 meters, and 2.21 gold over 10 meters. The borehole also yielded additional intercepts of 7 meters grading 2.20 g/t gold and 6.23 g/t gold over 1 meter from down-hole depths of 169 meters and 190 meters.

Double 19 Zone (Zone 3 Gold-In-Soil Anomaly)

Gold assay results for the first two trenches (109 meters) of an ongoing trenching program to follow-up on very encouraging 2008 trenching and 2009 scout reverse circulation (RC) drilling results on the Double 19 zone, located at the south-eastern extremity of the approximately 1,250 meter long Zone 3 gold-in-soil trend; approximately 600 meters southwest of the South Ridge zone on the Zone 2 gold-in-soil anomaly, are noted hereunder. The trenching program is designed to further define the geometry of the host diorite body and the structural controls of the mineralization in preparation for diamond drilling in the first quarter of 2012.

Trench TAD022 (58 meters) and road cut ADRS001 (51 meters) consisting of southeast and northwest trending excavations with a common start point yielded a combined channel sample intercept of 2.27 g/t gold over a 36 meters trench-length, including 2 meters grading 22.22 g/t gold, approximately 40 meters southwest of the TAD019 discovery trench. The Double 19 zone is characterized by an extensive system of granitoid-hosted, NE-trending, moderately NW-dipping, sheeted quartz veins exhibiting a spatial relationship with northeasterly trending shearing.

For reference purposes, reverse circulation (RC) hole KBRC09019 targeting the TAD019 trench returned a mineralized intercept of 30 meters grading 3.52 g/t gold, including 6.47 g/t gold over 14 meters, from a down-hole depth of 8 meters; with the discovery trench yielding a channel sample intercept of 4.93 g/t gold over a 45 meters trench-length, including 12 meters grading 10.12 g/t gold.

As at the year ended December 31, 2011, 80 holes totaling 21,795 meters have been completed by our company in our 2011 drill program.

2012 Diamond Drill Program

In connection with our 2012 drill program or our Kibi gold project, we have received the assay results noted hereunder.

Initial Results of 2012 Drill Program

Highlights of the drill results reported from the initial 2012 drilling include:

  25 meters grading 1.96 g/t gold, including 2.79 g/t gold over 9 meters, in KBDD12189 from 195 meters down- hole (Big Bend zone);

  23 meters grading 1.50 g/t gold, including 2.80 g/t gold over 6 meters, in KBDD12187 from 331 meters down- hole (Big Bend zone);

  Work on an initial National Instrument 43-101 compliant mineral resource estimate on the Big Bend and East Dyke gold zones of the Kibi project’s Zone 2 has commenced by SEMS Exploration Services Ltd of Accra, Ghana.

The above drill results correspond to boreholes drilled in the latter part of 2011 and January 2012, designed to delineate/infill the Big Bend zone – Central granitoid and East Dyke –north zone; as well as to further test the southern portion of the East Dyke granitoid and a coincidental geophysical/geochemical anomaly lying to the south of the approximately 1,200 meter long by 500 to 800 meter wide Zone 2 gold-in-soil anomaly of our Kibi gold project. Holes reported above encompass KBDD11177 to KBDD12189 and KBDD12191, including: 6 holes (1,932 meters) on the Big Bend zone, 3 holes (537 meters) on the East Dyke - North zone, 2 holes (430 meters) on the southern extension of the East Dyke granitoid and 3 holes (435 meters) on the aforementioned induced polarization (IP) / gold-in-soil target. These 14 holes (3,334 meters) include 2 holes abandoned before reaching their targets due to technical difficulties, including: KBDD11182 (17.5 meters) which was re-drilled by KBDD11183; and KBDD11185 (83.5 meters) re-drilled by KBDD12186.

The present drilling includes 6 holes (1,932 meters) on the Big Bend zone, including: 4 holes designed to further delineate/infill the lower extension of the gold zone at vertical depths of approximately 190 meters to 315 meters, approximately 300 meters to 425 meters down plunge from surface; and 1 structural modeling hole designed to further establish the geometry/attitude of the mineralized en-echelon vein package system. Highlights from the down plunge delineation/infill drilling on the Big Bend zone include: 25 meters grading 1.96 g/t gold, including 2.79 g/t gold over 9 meters, from a down-hole depth of 195 meters in KBDD12189 and 23 meters grading 1.50 g/t gold, including 2.80 g/t gold over 6 meters, from a down-hole depth of 331 meters in KBDD12187.

Hole KBDD11183 consisting of a NE-trending (055o/-73o) borehole collared within the central portion of the Big Bend zone was intentionally drilled down dip between mineralized sheets to help further establish the apparent, steep (70o), northerly dipping, en-echelon vein package geometry of the mineralized system. As designed KBDD11183 appears to have descended down dip between the mineralized sheets; with the borehole appearing to intermittently skirt and/or obliquely pierce the footwall of the auriferous vein package to the north. KBDD11183 yielded multiple mineralized intercepts, ranging from 5 meters to 30 meters in core-length, extending from a down-hole depth of 28 meters to 224 meters, including: 1.84 g/t gold over 17 meters from a down-hole depth of 28 meters, 1.74 g/t gold over 26 meters, including 7 meters grading 4.01 g/t gold, from a down-hole depth of 128 meters and 2.01 g/t gold over 30 meters, including 9 meters grading 4.53 g/t gold, from a down-hole depth of 195 meters.

To date significant gold mineralization has been traced over an approximately 325 meter strike length and an approximately 500 meter down plunge distance from surface along the Big Bend gold zone hosted by the Central granitoid body. Drilling to date indicates that the Big Bend zone consists of north-easterly plunging, en-echelon, mineralized vein packages appearing to be developed along a trough-like flexure within the Central granitoid body. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite composition.

Highlights from the initial 10 holes (2,293 meters) reported in Table 1 from the Double 19 zone on Zone 3 of our Kibi gold project and ongoing exploration activities reported include:

  12 meters grading 10.32 g/t gold in KBDD12198 from 18 meters down-hole on newly defined Double 19 zone (Zone 3 – East);

  26 meters grading 3.06 g/t gold, including 5.67 g/t gold over 10 meters, in KBDD12205 from 33 meters down- hole (Double 19 zone);

  Drilling / trenching to date appears to indicate that the Double 19 zone consists of a ENE-plunging, en-echelon, mineralized vein system traced to date over an approximately 165 meter strike length and an approximately 150 meter down plunge distance from surface;

  Scout drilling on Zone 4 identifies prominent, pyritic/graphitic shear zone centred on quartz feldspar porphyry sill; mineralized shear traced over an approximately 300 meter strike length and a 160 meter down-dip extension to date by 5 boreholes (Orange No. 5 zone);

  Scout trenching and deep hand auger sampling scheduled to begin this week on newly defined 1,200 meter long by 150 to 250 meter wide Akwadum South and Akim Apapam gold-in-soil anomalies identified by the ongoing Phase II soil program.

A map depicting the location of the Double 19 zone in connection with the mineralization zones can be viewed on our company’s website at www.xtragold.com.

Double 19 Zone (Zone 3 – East Gold-In-Soil Anomaly)

The above drill results on the Double 19 zone correspond to a February 2012, 10 hole (2,293 meters) drill campaign designed to follow-up on very encouraging trenching and 2009 scout reverse circulation (RC) drilling results. With the present holes including: KBDD12192, KBDD12194, KBDD12198, KBDD12200 – KBDD12201, KBDD12203 – KBDD12206 and KBDD12208. The Double 19 zone lies at the south-eastern extremity of the approximately 1,250 meter long Zone 3 gold-in-soil trend, approximately 600 meters southwest of the South Ridge zone on the Zone 2 gold-in-soil anomaly. See the map depicting the location of the Double 19 zone in connection with the mineralization zones which is available for viewing on our company’s website. The drilling was designed to further define the mineralization along strike and at depth, gain additional insight on the mineralization’s structural setting, and further delineate the geometry of the host diorite body.

The above drilling tested the mineralized veining system over an approximately 100 meter strike distance and an approximately 80 meter down plunge extension from surface. Drilling highlights include: a near surface, saprolite (oxide) intercept of 16.5 meters grading 4.35 g/t gold from a down-hole depth of 4.5 meters in hole KBDD12208 designed to undercut the trench TKB022-ADRS003 mineralized intercept at the WNW extremity of the zone; a saprolite (oxide) intercept of 12 meters grading 10.32 g/t gold from a down-hole depth of 18 meters in KBDD12198 within the central portion of the zone; and intercepts of 19 meters grading 3.26 g/t gold and 26 meters grading 3.06 g/t gold from down-hole depths of 36 meters and 33 meters in holes KBDD12203 and KBDD12205 at the ENE extremity of the zone (drill fence with 30 meter collar separation). All holes, with the exception of KBDD12204 (NW-trending), consist of SE-trending boreholes with -50o to -70o inclinations. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite composition.

Current ongoing drilling has traced the mineralization an additional 50 meters to the ENE of the KBDD12201-KBDD12203-KBDD12205 section in holes KBDD12231, KBDD12233, and KBDD12234; with these holes still in the process of being logged and sampled. Drilling / trenching to date appears to indicate that the Double 19 zone consists of a ENE-plunging, en-echelon, mineralized vein system traced to date over an approximately 165 meter strike length and an approximately 150 meter down plunge distance from surface.

Orange No. 5 Shear Zone (Zone 4 Gold-In-Soil Anomaly)

Recent scout drilling efforts to test high priority geophysical, soil geochemical, and geological targets along the 3.5 kilometer long Zone 4 gold trend located within the south-western portion of the Apapam mining lease identified a prominent sulphide-bearing shear zone centered on a strongly iron-carbonate altered quartz feldspar porphyry sill emplaced along and/or proximate to the contact between intercalated greywacke/siltstone and graphitic phyllite rock sequences.

The NE-trending, pyritic/graphitic, Orange No. 5 shear zone has thus far been traced over an approximately 300 meter strike length and an approximately 160 meter down-dip extension from surface (approximately 125 meters vertical) by 5 boreholes. The mineralized structure exhibits a high chargeability / high conductivity induced polarization signature and is spatially associated with a prominent Versatile Time Domain Electromagnetic (VTEM) resistivity/conductivity break. The spatial relationship of the Orange No. 5 shear zone with a quartz feldspar porphyry sill body constitutes a classical orogenic lode gold setting and demonstrates the multi-style mineralization potential of our Kibi gold project. Assay results for the 5 holes are pending from the laboratory.

Akwadum South / Akim Apapam Gold-In-Soil Anomaly Proofing

To date, the ongoing 2011 – 2012 Phase II Apapam soil sampling program has produced 2 prominent, tight/linear, gold-in-soil anomalies persistently traceable over lengths of 1,200 meters and extending over widths of 150 meters to 250 meters, including: the Akwadum South anomaly located at the southeast extremity of the Apapam mining lease, and the Akim Apapam anomaly located within the central portion of the namesake reconnaissance license.

These gold-in-soil anomalies exhibit spatial relationships with areas of structural complexity identified by an aeromagnetic (+/- VTEM, Radiometric) - based regional structure study conducted by SRK Consulting (Canada) Inc. in 2011 on behalf of Xtra-Gold; particularly with intersections between major D2-D5 fault corridors and major, late, E-W trending D6 faults. A scout trenching and deep hand auger (5 meters) sampling program designed to test the subsurface geochemical signature and geological setting of the Akwadum South and Akim Apapam gold-in-soil anomalies is scheduled for initiation on or around April 27, 2012.

A mineralization map is available on our company’s website at www.xtragold.com.

Double 19 Gold Shoot on Zone 3

Recent diamond drilling indicates good down-plunge continuity of gold grades on the Double 19 Shoot on Zone 3 of our Kibi gold project. The assay results for a three hole (KBDD12231, KBDD12233 and KBDD12234) drill section totaling 489 meters successfully expanded the high grade Double 19 gold shoot to a down-plunge distance of approximately 150 meters from surface.

Highlights of the drill results and ongoing exploration activities reported include:

  50.5 meters grading 2.03 g/t gold, including 4.71 g/t gold over 14 meters, in KBDD12231 from 57.5 meters down-hole (Double 19 Shoot);

  28 meters grading 3.14 g/t gold, including 5.01 g/t gold over 12 meters, in KBDD12233 from 39 meters down-hole (Double 19 Shoot);

  drilling / trenching to date appears to indicate that the high grade Double 19 gold shoot consists of a moderately, ENE- plunging vein system centred on an apparent fold nose developed within the host diorite body; with the gold shoot having an asymmetrical convex geometry possibly reflecting a fold-hinge stockwork vein zone; and

  2 new, typical Kibi-type, diorite – hosted, quartz stockwork systems discovered proximal to Double 19 gold shoot within Zone 3 – East gold-in-soil anomaly.

The Double 19 gold shoot lies at the south-eastern extremity of the approximately 1,250 meters long Zone 3 gold-in-soil trend, approximately 600 meters southwest of the South Ridge zone on the Zone 2 gold-in-soil anomaly. A map depicting the location of the Double 19 shoot in relation to the Zone 2 mineralization zones has been posted on our company’s website.

The present drilling located approximately 50 meters northeast of the KBDD12201-203-205 section was designed to further test the down-plunge extension of the mineralization and gain additional insight on the geometry and structural controls of the gold shoot. The KBDD12201-203-205 section yielded mineralized intercepts of 19 meters grading 3.26 g/t gold and 26 meters grading 3.06 g/t gold, including 5.67 g/t gold over 10 meters in holes KBDD12203 and KBDD12205 (see Table 1).

The 3 hole, scissor-pattern, drill section encompasses a SE-trending borehole (KBDD12231) and a pair of NW-trending, vertical fan boreholes (KBDD12233 to KBDD12234) collared approximately 80 meters to the southeast, and at a 30 meter lower elevation, than the KBDD12231 collar position. Hole KBDD12231 (-55o) returned a mineralized intercept of 50.5 meters grading 2.03 g/t gold, including 4.71 g/t gold over 14 meters, from a down-hole depth of 57.5 meters. The upper KBDD12233 borehole (-60o) of the KBDD12233-234 vertical fan pattern returned an intercept of 28 meters grading 3.14 g/t gold, including 5.01 g/t gold over 12 meters, from a down-hole depth of 39 meters, and the steeper KBDD12234 hole (-75o) yielded an intercept of 26.8 meters grading 2.69 g/t gold, including 4.73 g/t gold over 11 meters, from a down-hole depth of 35.5 meters, with both these intercepts cross-cutting the lower portion of the KBDD12231 mineralized intercept. Borehole KBDD12233 returned a second, deeper intercept of 10 meters grading 1.47 g/t gold from a down-hole depth of 138 meters but insufficient drilling information is available at this time to determine if this mineralization forms part of the Double 19 shoot or reflects a new deeper gold zone.

Drilling / trenching to date appears to indicate that the Double 19 shoot consists of a moderately, ENE-plunging vein system centred on an apparent fold nose developed within the host diorite body; with the gold shoot having an asymmetrical convex geometry possibly reflecting a fold-hinge stockwork vein zone. These drilling results extend the Double 19 shoot to a down-plunge distance of approximately 150 meters from surface; with the relatively shallow vertical depths of the mineralized intercepts reflecting the position of the zone along a steep slope exhibiting approximately 80 meters in topographical relief.

Kibi Old Mine Prospect

In early 2012 four holes (491 meters) were drilled to better characterize the gold grade and structural setting of the Kibi Old Mine prospect located at the north-central extremity of the Apapam mining lease. The Kibi Old Mine structure was the focus of exploration and underground development work in the mid 1920’s and late 1930’s; including a main shaft sunk to a depth of 172 feet (~ 52.5 meters) with levels driven at depths of 65 feet and 150 feet (~ 20 meters and ~45.5 meters). Mineralization is hosted by an east-northeast striking, moderate southerly dipping, quartz-rich, composite structure emplaced within Birimian metasedimentary rock; spatially associated with a geophysically-interpreted dilational jog developed along a regional NE-trending structure.

Hole KBDD12199 consisting of a vertical hole intersected the Main Reef structure between the 65 foot and 150 foot levels at a depth of 26 meters; with a network of structure-parallel and shallow dipping extensional veins developed along the hanging wall flank of the main structure. The main fault vein returned 4.92 g/t gold over a 1.2 meter core length (26 meters – 27.2 meters); and the subsidiary vein system yielded a 15.5 meter intercept grading 0.71 g/t gold (10.5 meters – 26 meters). Holes KBDD12190, KBDD12193, and KBDD12195 targeted the down dip extension of the structure below the 150 foot level at vertical depths of approximately 60 meters to 145 meters; with the boreholes yielding mineralized intercepts grading 1.23 g/t gold over 6.3 meters, 0.94 g/t gold over 4.1 meters, and 0.62 g/t gold over 9 meters, respectively (see Table 1).

Orange No. 5 Shear Zone (Zone 4 Gold-In-Soil Anomaly)

Scout drilling efforts from March to May 2012 designed to test high priority geophysical and soil geochemical targets along the 3.5 kilometer long Zone 4 gold trend located within the south-western portion of the Apapam mining lease identified a prominent northeast trending shear zone centred on a strongly iron-carbonate altered QFP emplaced along and/or proximate to the contact between intercalated greywacke/siltstone and graphitic phyllite rock sequences.

The moderately southeast dipping, pyritic/graphitic, Orange No. 5 shear zone has been traced to date over an approximately 300 meter strike length and approximately 175 meter down-dip distance from surface by 7 boreholes (1,482 meters). A 3 hole NW-trending drill fence intersected the structural corridor over an approximately 100 meter down dip distance; with holes KBDD12219, KBDD12220, and KBDD12251 returning 6 meters grading 0.73 g/t gold from a down-hole depth of 85 meters, 19 meters grading 1.78 g/t gold from a down-hole depth of 134 meters, including 4.11 g/t gold over 6 meters, and 0.7 meters grading 41.40 g/t gold from a down-hole depth of 154.3 meters. The shear zone also yielded a significant mineralized intercept grading 2.24 g/t gold over 8.5 meters, including 5.76 g/t gold over 3 meters, from a down-hole depth of 99 meters in KBDD12252 located approximately 40 meters to the southwest of the aforementioned drill fence (see Table 1).

The mineralized structure exhibits a high chargeability / high conductivity induced polarization (IP) signature and is spatially associated with a prominent Versatile Time Domain Electromagnetic (VTEM) resistivity/conductivity break. The spatial relationship of the Orange No. 5 shear zone with a QFP body constitutes a classical orogenic lode gold setting and demonstrates the multi-style mineralization potential of the Kibi gold project.

South Ridge Zone (Zone 2 Gold-In-Soil Anomaly)

The South Ridge zone located at the north-western extremity of the approximately 1,200 meters long by 500 meters to 800 meters wide Zone 2 gold-in-soil anomaly was targeted by 801 meters of follow-up drilling to further define the structural controls of the mineralization and the contacts of the host granitoid body. Previous 2010 and 2011 drilling and trenching traced an extensive system of en-echelon extension vein arrays over approximately 440 meter strike and 400 down-dip distances along the SE-trending, moderately NE-dipping South Ridge granitoid body. The March to May 2012 drilling consisted of 6 vertical holes arranged in 2 staggered (50 meters apart), southeast trending arrays of 3 holes at 50 meter centres, designed to better target the combination of the moderate easterly dipping shearing and the shallow, westerly dipping extensional vein systems.

Five (5) out of the 6 holes returned significant, near surface mineralized intercepts, including: 36 meters grading 2.85 g/t gold, including 7.06 g/t gold over 7.7 meters, from a down-hole depth of 42.5 meters in KBDD12253; 20.5 meters grading 1.04 g/t gold from a down-hole depth of 13.5 meters in KBDD12210; and 4.46 g/t gold over 3.2 meters from a down-hole depth of 68.5 meters in KBDD12254. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite to tonalite composition. The higher grade KBDD12253 intercept exhibits close spatial relationships with 2 mineralized intercepts from the 2010 drill program, including: 25 meters grading 0.73 g/t gold from a northeast trending, southeast dipping shear zone in KBDD10096 and 72 meters grading 0.93 g/t gold from an extensional vein system in KBDD10090 (see Table 1). Further trenching and drilling is required to further define the geometry and structural controls of this large footprint, near surface auriferous vein system.

Table 1 Significant Drill Intercepts – Kibi Gold Project Zone 1, 2, 3, 4 and Kibi Old Mine (as at December 31, 2012)
Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
Notes:
* Gold values cut to 50 grams per tonne (g/t).
“Significant Intercepts” satisfy following criteria: greater than (>) 5.0 grams gold x meter product and >0.5 g/t gold.
“Anomalous” signifies at least one intercept >2.0 grams gold x meter product and >0.25 g/t gold.
Phase III Diamond Drilling Program – Zone 2
KBDD10069	46	73	27	3.45 *	Big Bend
including	61	62	1	45.50		uncut
KBDD10070	40.47	67.60	27.13	2.12	Big Bend
including	52.40	59.33	6.93	4.01
KBDD10071	22.5	29	6.5	3.99	Big Bend
KBDD10072	no significant results				Central granitoid
KBDD10073	no significant results				Central granitoid
KBDD10074	23	35.5	12.5	1.70	Big Bend
including	24	26	2	5.64
KBDD10081	30	39	9	3.60	Mushroom
KBDD10085	3	22.5	19.5	1.52	South Ridge
including	9	16.5	7.5	2.83
and	52	59	7	6.18
including	54	55	1	29.50
and	106	107	1	6.08
and	146	177	31	1.37
including	146	163	17	2.13
and	186	195	9	0.57
and	232	244	12	0.75
Note: * Gold values cut to 30 grams per tonne (g/t).
KBDD10086	3	28.5	25.5	1.50	South Ridge
including	3	22.5	19.5	1.91
and	58.5	72	13.5	1.12
and	91	121	30	0.93
including	92	103	11	1.50
and	148	158	10	0.88
and	168	176	8	1.27
and	186	233	47	0.58
and including	215	226	11	0.92
KBDD10090	0	23	23	1.74	South Ridge
including	0	15	15	2.50
and	49	69	20	0.95
including	59	69	10	1.41
and	77	82	5	1.78
and	111	183	72	0.93
including	111	120.5	9.5	1.57

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
including	133	140	7	1.80
including	174	183	9	1.64
and	220	250	30	0.73
including	229	244.5	15.5	1.00
KBDD10091	10.5	122	17	2.42	South Ridge
including	114	121	7	4.96
and including	118	119	1	16.55
KBDD10095	29	31	2	3.97	South Ridge
KBDD10096	60	64	4	4.84	South Ridge
and	90	115	25	0.73
KBDD10099	141	161	20	2.43	Big Bend
including	145	156	11	3.52
and	176	183	7	2.53
including	179	191	2	5.21
KBDD10101	112	170	58	2.46*
including	112	130	18	2.18
including	142	170	28	3.67
(and including)	143	166	23	4.40
(and including)	144	159	15	5.42
(and including)	144	150	6	10.39
(and including)	144	145	1	29.70
Note:
* Intercept encompasses 11.0 meters essentially barren interval (0.03 g/t Au) appearing to reflect a post mineralization dyke (130 meters to 141 meters).
KBDD10103	131	158	27	1.98	Big Bend
including	137	158	21	2.51
(and including)	137	152	15	3.23
and	180	205	25	1.87
including	180	199	19	2.11
Note:

Intercepts constrained with a 0.25 g/t gold minimum cut-off grade at top and bottom of intercept, with arbitrarily set 30 g/t gold upper cut-off grade applied, and maximum of five consecutive meters of internal dilution (less than 0.25 g/t gold). All internal intervals above 15 g/t gold indicated.

Phase III Diamond Drilling Program – Zone 2 – East Dyke granitoid
KBDD11105	105	120	15	2.05	East Dyke – North zone
including	107	112	5	4.00
KBDD11106	141	155	14	2.36	East Dyke – North zone
including	144	149	5	5.18
and	162	164	2	15.53	East Dyke – North zone
including	163	164	1	25.20
Phase III Diamond Drilling Program – Big Bend gold zone
KBDD11107	60	63	3	8.44	Big Bend – Central granitoid
including	62	63	1	15.20
and	127	154	27	0.89
including	128	129	1	5.06

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD11108	87	91	4	2.12	Big Bend – Central granitoid
and	116	121	5	2.36
including	119	121	2	5.36
and	189	231	42	2.39
including	196	210	14	3.11
including	221	230	9	3.19
KBDD11109	15	16.5	1.5	13.10	Big Bend – Central granitoid
and	91	93	2	5.75
KBDD11110	158	208	50	1.64	Big Bend – Central granitoid
including	175	199	24	2.45
and including	198	199	1	17.75
KBDD11111	94	116	22	1.25	Big Bend – Central granitoid
including	99	105	6	2.70
and	133	151	18	2.09
including	139	146	7	4.18
and	202	203	1	7.35
KBDD11112	130	177	47	0.71	Big Bend – Central granitoid
including	148	168	20	1.17
and including	148	154	6	2.71
and	202	220	18	1.31
including	202	206	4	3.04
and	228	245	17	2.00
including	228	235	7	3.89
KBDD11113	84	136	52	2.42	Big Bend – Central granitoid
including	89	116	27	3.58
and including	93	105	12	6.09
and including	100	101	1	20.40
KBDD11114	3	53	50	1.31	Big Bend – Central granitoid
including	21	41	20	2.21
and including	32	40	8	3.41
Big Bend gold zone (Central granitoid) / Mushroom gold zone (Upper Central granitoid)
KBDD11115	156	163	7	4.09	Big Bend – Central granitoid
including	156	157	1	18.35
and	172	196	24	1.31
including	186	195	9	2.37
KBDD11116	abandoned and re-drilled by KBDD11117				Mushroom
KBDD11117	67	83	16	4.88	Mushroom – Upper central granitoid
including	68	78	10	7.38	(newly defined zone)
and including	69	70	1	45.70
KBDD11118	84	95	11	2.57	Mushroom – Upper central granitoid
including	90	95	5	4.23
and	146	147	1	10.55
KBDD11119	60	61.5	1.5	9.30	Mushroom – Upper central granitoid
KBDD11121	no significant results				IP chargeability/Gold-in-soil anomaly

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD11122	78	81	3	3.14	Central granitoid/Junction shear
including	79	80	1	7.59
and	92	93	1	5.15
KBDD11123	173	174	1	32.50	Central granitoid/Junction shear
KBDD11124	no significant results				Central granitoid/SE deformation zone
KBDD11125	27	34	7	0.93	Central granitoid/SE deformation zone
including	33	34	1	4.15
KBDD11126	98	99	1	5.92	Central granitoid/SE deformation zone
KBDD11127	137	140	3	2.21	East Dyke/SE deformation zone
KBDD11128	160	166	6	2.36	East Dyke/Big Bend - Central granitoid
including	160	161	1	10.10
and	181	184	3	2.43
Big Bend gold zone (Central granitoid) / East Dyke gold zone
KBDD11129	261	263	2	3.46	East Dyke/Big Bend
KBDD11130	212	229	17	0.98	Big Bend – Central granitoid
including	221	223	2	3.12
KBDD11131	211	237	26	1.75	Big Bend – Central granitoid
including	214	226	12	2.56
and	221	226	5	4.48
KBDD11132	237	243	6	1.72	Big Bend – Central granitoid
and	264	267	3	3.21
and	280	300	20	0.81
including	287	292	5	2.30
KBDD11133	152	168	16	2.25	Big Bend – Central granitoid
including	154	161	7	3.67
and	182	220	38	2.67
including	194	205	11	3.88
and	398	399	1	34.80	new shear zone
Note:
Gold intercepts for KBDD11134 drilled down the plunge of Big Bend en-echelon vein package system
KBDD11134	6	32	26	1.51	Big Bend – Central granitoid
including	6	15	9	2.45
and	67	74	7	1.49
and	96	137	41	3.03
including	96	106	10	3.81
including	110	124	14	3.46
including	133	136	3	10.71
and including	134	135	1	15.90
and	147	152	5	1.46
and	173	215	42	1.01
and including	201	211	10	1.92
and	223	265	42	2.04
including	226	235	9	2.79
including	249	261	12	3.31

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
and	284	287	3	8.70
including	285	286	1	20.10
and	312	385	73	1.06
including	323	342	19	1.80
and	394	404	10	0.75
and	432	459	27	1.01
including	435	442	7	1.97
Note: Length Weighted Average Grade of all Intercepts (over 276 meters cumulative core length)				1.62
and	3	467	464	1.01*
Note:
* Length weighted average grade for entire hole including internal dilution, i.e. no internal waste criteria applied.
Big Bend gold zone (Central granitoid) / Mushroom gold zone (Upper Central granitoid)
KBDD11135	155	187	32	1.07	Big Bend – Central granitoid
including	171	181	10	1.97
and	207	213	6	2.32
KBDD11136	134	141	7	0.78	Big Bend – Central granitoid
and	149	181	32	2.41
including	163	180	17	4.01
KBDD11137	154	170	16	1.22	Big Bend – Central granitoid
including	154	161	7	2.44
and	180	195	15	1.84
including	187	194	7	2.73
KBDD11138	170.5	172	1.5	5.18	Big Bend – Central granitoid
and	201	214	13	2.21
including	207	213	6	3.43
and	222	223	1	25.00
and	230	253	23	1.12
including	242	247	5	2.80
and	264	265.5	1.5	14.50
KBDD11139	228	236	8	2.83	Big Bend – Central granitoid
and	292.5	305	12.5	1.98
Note:

Intercepts constrained with a 0.25 g/t gold minimum cut-off grade at top and bottom of intercept, with arbitrarily set 30 g/t gold upper cut-off grade applied, and maximum of five consecutive meters of internal dilution (less than 0.25 g/t gold). All internal intervals above 15 g/t gold indicated.

Big Bend gold zone (Central granitoid) / East Dyke gold zone
KBDD11140	162	169	7	1.46	Big Bend – Central granitoid
and	192	207	15	1.39
including	192	199	7	2.48
KBDD11141	232	294	62	1.57	Big Bend – Central granitoid
including	241	283	42	2.00
and including	251	270	19	2.76
KBDD11142	200	226	26	1.41	East Dyke/Big Bend - Central granitoid
including	218	226	8	2.37
and	350	356	6	1.98
and	387	407.1	20.1	1.71

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
and	415	418	3	2.14
and	446	468	22	1.43
including	457	462	5	3.19
KBDD11143	249	290	41	1.62	Easy Dyke
including	258	278	20	2.18
KBDD11144	34	64	30	0.79	Road Cut zone (new zone)
including	45	64	19	1.05
KBDD11146	3	13.5	10.5	2.14	Big Bend – Central granitoid
and	73	74	1	8.23
KBDD11148	452	467	15	1.40	South Ridge
including	452	459	7	2.53
Mushroom gold zone / Big Bend gold zone / East Dyke gold zone
KBDD11151	110	125	15	2.45	Mushroom – Upper Central granitoid
Note:
KBDD11153, KBDD11154 and KBDD11161 drilled down the plunge of Mushroom and Big Bend gold zones en-echelon vein package system
KBDD11153	3	86	83	1.35 *	Mushroom – Upper Central granitoid
including	3	18	15	4.13 *	Mushroom – Upper Central granitoid
Note: KBDD11153 abandoned at 128 meters due to technical difficulties
KBDD11154	3	84	81	1.52		extended to 344 meters
including	3	16.5	13.5	2.94
including	37	56	19	2.56
including	68	78	10	2.21
and	169	176	7	2.20
and	190	191	1	6.23
Note: KBDD11154 (344 meters) re-drilling of KBDD11153 with holes having same trace over upper 128 meters
KBDD11157	92	112	20	2.82	Mushroom – Upper Central granitoid
KBDD11158	108	122	14	1.07	Mushroom – Upper Central granitoid
KBDD11160	13.5	28	14.5	1.70	Big Bend – Central granitoid
and	45	61	16	1.51
KBDD11161	3	31	28	1.50	Big Bend – Central granitoid
and	77	95	18	0.84
and	116	136	20	1.22
and	144	150	6	2.40
and	159	204	45	2.00
including	176	177	1	17.00
and	214	224	10	2.07
and	231	266	35	1.57
and	283	308	25	1.40
and	526	537	11	1.23
including	527	529	2	2.79	Central granitoid – New Zone
Note: KBDD11161 abandoned in mineralization at 537 meters due to technical problems
Length Weighted Average Grade of all Big Bend zone				1.60
Intercepts in KBDD11161 (over 185 meters cumulative core length form 3 meters to 308 meters)
	3	308	305	1.03 *
* Length weighted average grade for KBDD11161 (3 meters to 308 meters) including internal dilution (no internal waste criteria applied)

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD11163	79	96	17	1.50	South Ridge
including	80	84	4	3.71
KBDD11164	36	39	3	3.13	South Ridge
and	109	112	3	2.34
and	177	178	1	40.80
KBDD11167	40	44	4	4.40	East Dyke
KBDD11168	28.5	30	1.5	7.11	East Dyke
and	42	43	1	3.40
and	92.5	98	5.5	1.27
KBDD11170	243	251	8	1.10	Big Bend – Central granitoid
including	248	250	2	3.43	Big Bend – Central granitoid
and	269	272	3	1.37
and	342	350	8	0.69
KBDD11171	150	166	16	2.38	Big Bend – Central granitoid
including	158	159	1	18.53
and	183	184	1	7.05
KBDD11172	127	144	17	5.47	Big Bend – Central granitoid
including	129	133	4	12.66
and including	129	130	1	19.11
and including	132	133	1	21.43
KBDD11174	3	18	15	0.79	Road Cut zone
and	60	64	4	2.14
KBDD11175	359	366	7	0.88	East Dyke
and	385	395	10	1.14
KBDD11176	165.5	190	24.5	3.43	East Dyke
including	167	184	17	4.70
and including	170	171	1	23.50
Zone 2: Big Bend gold zone / East Dyke gold zone
KBDD11178	146	147	1	11.40	East Dyke – North
KBDD11179	92	107	15	0.95	East Dyke – North
including	104	106	2	2.11
and	124	125	1	10.20
KBDD11180	77	86	9	1.02	East Dyke – South
including	80	82	2	2.96
and	145	149	4	2.21
KBDD11183	28	45	17	1.84	Big Bend
including	28	31	3	8.49
and	71	76	5	1.52
and	128	154	26	1.74
including	142	149	7	4.01
and	195	225	30	2.01
including	215	224	9	4.53
and including	222	223	1	29.40

Note: KBDD11183 intentionally drilled down dip between en-echelon vein packages to further establish geometry/attitude of mineralized sheets; with the borehole appearing to intermittently skirt and/or obliquely pierce the footwall of the vein package to the north.

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD11184	323	358	35	0.80	Big Bend
including	351	358	7	1.81
and	373	386	13	0.44
KBDD11185	68.6	73.1	4.5	1.41	Gold-in-soil / IP anomaly
KBDD12186	182	193	11	1.46	Gold-in-soil / IP anomaly
including	182	184	2	3.36
KBDD12187	331	354	23	1.50	Big Bend
including	332	338	6	2.80
and	360	373	13	0.54
KBDD12188	31.6	43.6	12	0.95	Gold-in-soil / IP anomaly
including	31.6	36.1	4.5	1.52
KBDD12189	195	220	25	1.96	Big Bend
including	203	220	17	2.36
and including	211	220	9	2.79
KBDD12191	322	327	5	1.75	Big Bend
Double 19 Zone (Zone 3 – East)
KBDD12192	56	63	7	2.00
and	110	111	1	23.45
KBDD12194	no significant results
KBDD12198	18	30	12	10.32	saprolite (oxide)
including	24	24.5	1.5	16.93
KBDD12200	19.5	24	4.5	1.82	transition zone
KBDD12201	86	90	4	5.85
including	88.3	89	0.7	20.50
and	112	113	1	5.11
KBDD12203	36	55	19	3.26
including	46	55	9	4.16
and	73	74	1	5.39
KBDD12204	no significant results
KBDD12205	33	59	26	3.06	transition zone – fresh
including	41	51	10	5.67
KBDD12206	no significant results
KBDD12208	4.5	21	16.5	4.35	saprolite (oxide)
including	15	19.5	4.5	7.11
Double 19 Gold Shoot (Zone 3 – East)
KBDD12231	57.5	108	50.5	2.03	fresh rock (sulphide)
including	69	96	27	3.15
and including	73	87	14	4.71
KBDD12233	39	67	28	3.14	fresh rock (sulphide)
including	54	66	12	5.01
and	138	148	10	1.47
including	139	142	3	3.05
KBDD12234	35.5	62.3	26.8	2.69	fresh rock (sulphide)
including	38	49	11	4.73
KBDD12190	70.7	77	6.3	1.23	Kibi Old Mine

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD12193	72.9	77	4.1	0.94	Kibi Old Mine
KBDD12195	93	102	9	0.62	Kibi Old Mine
KBDD12199	10.5	26	15.5	0.71	Kibi Old Mine
and	26	27.2	1.2	4.92
KBDD12209	30	42	12	1.33	South Ridge – Zone 2
KBDD12210	13.5	34	20.5	1.04	South Ridge – Zone 2
KBDD12211	12	22	10	0.86	South Ridge – Zone 2
KBDD12213	82.5	84	1.5	7.17	Orange No. 5 – Zone 4
and	112	138	26	0.40
including	112	113	1	1.66
and	162	163	1	1.92
KBDD12214	83	98	15	2.63	Zone 1
including	94	98	4	8.91
and including	95	96	1	32.30
KBDD12218	79.5	81	1.5	3.11	Orange No. 5 – Zone 4
KBDD12219	85	91	6	0.73	Orange No. 5 – Zone 4
including	85	86	1	1.90
KBDD12220	134	153	19	1.78	Orange No. 5 – Zone 4
including	140	146	6	4.11
and including	145	146	1	22.10
KBDD12224	6	25.5	19.5	0.63	Zone 3 West
including	10.5	12	1.5	2.37
KBDD12227	45	46.5	1.5	2.50	Zone 3 West
KBDD12228	18	28	10	1.19	Zone 3 West
KBDD12232	70	78	8	1.32	Double 19 – Zone 3 East
KBDD12237	40	85	45	2.20	Double 19 – Zone 3 East
including	42	49	7	7.80
and including	44.5	45.2	0.7	27.99
and including	45.2	46	0.8	15.40
KBDD12241	76	89	13	1.40	Double 19 – Zone 3 East
KBDD12243	116	123	7	0.81	Double 19 – Zone 3 East
and	130	141	11	1.04
KBDD12246	126	127.5	1.5	3.57	Zone 3 East
KBDD12250	105	114	9	1.00	Double 19 – Zone 3 East
KBDD12251	154.3	155	0.7	41.40	Orange No. 5 – Zone 4
KBDD12252	99	107.5	8.5	2.24	Orange No. 5 – Zone 4
including	102	105	3	5.76
and including	102	103	1	14.85
KBDD12253	42.5	78.5	36	2.85	South Ridge – Zone 2
including	43.3	51	7.7	7.06
and including	47.7	48.2	0.5	33.25
and including	50.5	51	0.5	17.33
KBDD12254	68.5	71.7	3.2	4.46	South Ridge – Zone 2
Notes: Reported intercepts are core - lengths; true width of mineralization is unknown at this time.

Unless otherwise indicated intercepts constrained with a 0.25 g/t gold minimum cut-off grade at top and bottom of intercept, with no upper cut-off applied, and maximum of five consecutive meters of internal dilution (less than 0.25 g/t gold). All internal intervals above 15 g/t gold indicated.

Zone 5

In November 2012, we reported gold results from initial trenching and surface channel sampling on a newly discovered high-grade shear zone lying within the recently defined Zone 5 gold-in-soil anomaly on our Kibi project. Highlights of the trenching and bedrock channel sampling results reported at that time include:

  20.5 meters grading 7.26 g/t gold, including 12.26 g/t over 6.5 meters, in trench TCK001; and 6.7 meters grading 32.32 g/t gold, including 82.22 g/t over 2 meters, in trench TCK002 (High-Grade Gold Shoot);

  saw-cut channel sample composites grading 33.21 g/t gold over 2.4 meters in channel sample string KBCS023, 15.13 g/t gold over 4.3 meters in sample string KBCS024, 8.68 g/t gold over 4.9 meters in sample string KBCS025 and 6.74 g/t gold over 9 meters in string KBCS027 and rock chip channel sample composites grading 8.9 g/t gold over 4 meters in string KBLC010, 7.69 g/t gold over 4 meters in string KBLC012, 16.14 g/t gold over 3 meters in string KBLC014, and 40.6 g/t gold over 2.3 meters in string KBLC016 (High-Grade Gold Shoot);

  gold-bearing shear zone traced to date over an approximately 300 meter strike length, with present sampling defining a high-grade gold shoot over a minimum 70 meter strike distance. Auriferous shear zone spatially associated with the approximately 1.8 kilometer long, NE-trending Zone 5 gold-in-soil anomaly.

The high-grade shear zone was discovered during follow up prospecting of the Zone 5 gold-in-soil anomaly yielded by a recently completed property-wide soil geochemical survey. High-grade grab samples collected during the prospecting phase prompted the initiation of systematic outcrop channel sampling and first pass trenching. To date, the northeast striking gold-bearing structure has been traced by outcrop and trench sampling over an approximately 300 meter distance, with the shear zone exhibiting an apparent braided geometry locally attaining approximately 30 meters in width. Work to date has defined a high-grade gold shoot over a minimum 70 meter strike distance along the Zone 5 shear zone. The auriferous shear zone is spatially associated with an approximately 1.8 kilometer long, NE-trending gold-in-soil anomaly. A parallel, untested gold-in-soil anomaly, lying approximately 300 meters to the northwest, may reflect a parallel structure. Significant trench intercepts are presented in Table 2 and length weighted average grades for the composite channel sample strings are presented in Table 3.

Table 2: Significant Trench Intercepts - Kibi Gold Project (Zone 5 Shear Zone)
Trench ID	From (meters)	To (meters)	Trench Length (meters)	Gold Grams Per Tonne	Material Type
TCK001	9.5	30	20.5	7.26	Transition Zone
including	22.5	29	6.5	12.26
and	41	41.5	0.5	4.98
TCK002	20.3	27	6.7	32.32	Fresh Rock
including	23	25	2	82.22
and	29	29.5	0.5	3.45
TCK005	2	18	16	1.17	Transition Zone
including	17	18	1	6.15
CCRS001	8	20.5	12.5	1.28	Transition Zone - Fresh
including	14.7	15.2	0.5	6.98	Rock
Notes:
Reported intercepts are trench - lengths; true width of mineralization is unknown at this time.

Unless otherwise indicated intercepts constrained with a 0.25 g/t gold minimum cut-off grade at top and bottom of intercept, with no upper cut-off applied, and maximum of five (5) consecutive meters of internal dilution (less than 0.25 g/t gold).

Sampling in softer Transition Zone material consists of channels collected from a canal excavated along the bottom sidewall of the trench; and in Fresh Rock sampling consists of chip channels collected from the trench floor and/or lower sidewall. Sample length nominally 0.5 meters in mineralized material.

Trench TCK001, consisting of an easterly trending trench at an oblique angle to the NE-trending structural zone, returned a mineralized intercept of 20.5 meters grading 7.26 g/t gold, including 12.26 g/t over 6.5 meters. A second gold zone defined by the 4.98 g/t gold over 0.5 meter intercept at the 41 meter mark of trench TCK001 and outcrop chip channel sample string KBLC008 (4.32 g/t gold over 2.6 meters), located immediately north of the trench, is present along the southeast flank of the composite-type shear zone. Trench TCK002 consisting of a SE-trending trench centered approximately 20 meters northeast of trench TCK001 returned a high-grade mineralized intercept of 6.7 meters grading 32.32 g/t gold, including 82.22 g/t over 2 meters. The 3.45 g/t gold over 1 meter intercept at the south-eastern extremity of trench TCK002 (29.0 meters), in combination with outcrop chip channel strings KBLC019 and KBLC011, yielding 4.57 g/t gold over 1 meter and 2.31 g/t gold over 4 meters, define the second gold zone extending over an approximately 6.5 meter distance along the southeast flank of the high-grade gold shoot. Road Cut CCRS001, designed to test the strike extension of the structure approximately 50 meters to the southwest of the high-grade gold shoot outcrop area, returned a mineralized intercept of 12.5 meters, grading 1.28 g/t gold, including 6.98 g/t gold over 0.5 meter. Systematic trenching and/or drilling will be required to accurately determine the full mineralized width and grade of the braided, composite-type shear zone.

The surface channel sampling reported today corresponds to 178 bedrock samples collected along outcrops exposing an approximately 70 meter strike extension of the high-grade gold shoot. Channel sampling is semi-continuous along and/or across the structure reflecting the intermittent bedrock exposure. The present sampling comprises 50 saw-cut channel samples and 128 rock chip channel samples totaling 97 meters. In aggregate, these samples form 25 composite channel strings ranging from one to 9 meters in length, with individual channel samples averaging 0.55 meters in length.

Of the 178 bedrock surface channel samples collected: 35 (20%) returned less than 0.5 g/t gold; 55 (31%) returned gold values between 0.5 g/t to 3 g/t; 51 (29%) between 3 g/t and 10 g/t gold; 26 (14%) between 10 g/t to 30 g/t gold; 9 (5%) between 30 g/t and 50 g/t gold; and 2 samples returned values over 50 g/t gold (111.03 g/t maximum). The length weighted average grade of all the channel samples is 7.29 g/t gold.

Table 3: Channel Sample Composites - Kibi Gold Project (Zone 5 Shear Zone)
Sample String ID	Sample Type	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne
KBCS023	Saw-Cut Channel	0	2.4	2.4	33.21
KBCS024	Saw-Cut Channel	0.2	4.5	4.3	15.13
KBCS025	Saw-Cut Channel	0	4.9	4.9 *	8.68
KBCS026	Saw-Cut Channel	0	7	7 *	6.31
KBCS027	Saw-Cut Channel	0	9	9 *	6.74
KBLC001	Chip Channel	0	3	3	3.74
KBLC002	Chip Channel	0	3.5	3.5	3.25
KBLC003	Chip Channel	0	6	6	2.44
KBLC004	Chip Channel	0	2	2	1.74
KBLC005	Chip Channel	0	3.5	3.5	7.29
KBLC006	Chip Channel	0	4	4	1.06
KBLC007	Chip Channel	0	3	3	2.14
KBLC008	Chip Channel	0	2.6	2.6	4.32
KBLC009	Chip Channel	0.5	2.5	2	7.13
KBLC010	Chip Channel	0	4	4	8.90
KBLC011	Chip Channel	0	4	4	2.31
KBLC012	Chip Channel	0	4	4	7.69
KBLC013	Chip Channel	0	5	5	3.32
KBLC014	Chip Channel	0	3	3	16.14
KBLC015	Chip Channel	0	1.5	1.5	7.49
KBLC016	Chip Channel	0.7	3	2.3	40.60
KBLC017	Chip Channel	0	4.5	4.5	4.14
KBLC018	Chip Channel	0	2.2	2.2	8.72
KBLC019	Chip Channel	0	1	1	4.57
KBLC020	Chip Channel	0	1	1	18.05
Notes:
Due to irregular bedrock surface, the reported intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.
Individual channel samples average 0.55 meters in length. Assay values are uncut (i.e. no grade capping has been applied).

* Sample strings contain intervals of no sampling reflecting cumulative length of any gaps in outcrop exposure, including gaps of: 0.4 meters in #KBCS025; 0.8 meters in KBCS026; and 1.9 meters in KBCS027. All non-sampled intervals have been assigned a grade of zero for the purposes of compositing.

Trenching and systematic outcrop sampling is ongoing to further define the strike extension of the gold-bearing structure along the 1.8 kilometer long Zone 5 gold-in-soil anomaly, and detailed geological/structural mapping is in progress to further define the mineralization controls in the high-grade gold shoot. A detailed ground magnetometer survey covering the Zone 5 anomaly area has been initiated and an induced polarization (IP) survey is in the planning stage.

In December 2012, we announced the prospecting discovery of two new gold-bearing structures parallel to the recently delineated high-grade Zone 5 shear zone, in addition to further results from ongoing channel sampling from the Zone 5 shear, on our Kibi project. Highlights of the outcrop grab sampling and channel sampling results reported at that time included:

  prospecting which identified a new, parallel, gold-bearing structure lying approximately 325 meters northwest of the high- grade Zone 5 shear zone, with outcrop grab sampling returning gold values up to 13.2 g/t, 6.86 g/t, 6.37 g/t, 6.32 g/t, and 5.33 g/t;

  saw-cut channel sample composites grading 3.13 g/t gold over 7.6 meters in sample string KBCS028B-KBCS028 and 1.08 g/t gold over 6.5 meters in string KBCS012, from a newly exposed quartz-tourmaline vein zone along the main Zone 5 shear zone; and

  the newly discovered parallel structures confirmed a gold-bearing Zone 5 deformation / alteration corridor over an apparent 325 meter width, with the main Zone 5 shear zone traced to date over an approximately 300 meter strike length.

To date, ongoing reconnaissance mapping and prospecting of the approximately 1.8 kilometers long by 300 meters to 800 meters wide, NE-trending Zone 5 gold-in-soil trend has resulted in the discovery of 2 new, parallel, gold-bearing structures located approximately 250 meters and 325 meters northwest of the high-grade Zone 5 shear zone. Preliminary interpretation of the recently completed detailed ground magnetometer survey data appears to indicate a correlation between the mineralized structures discovered to date within Zone 5 and NE-trending magnetic gradients.

The north-westernmost structure of the 2 newly identified structures consists of an approximately 10 meters wide, NE-trending, braided shear zone traced over an approximately 50 meter distance along grubbed off outcrops. A total of 27 rock grab samples were collected from 4 separate, 0.4 meters to 1.0 meters wide, quartz-filled shears forming part of the composite-type structure. Of the 27 quartz veining and iron carbonate / pyrite altered wall rock samples collected: 4 yielded less than 0.1 g/t gold; 11 returned gold values between 0.1 g/t to 1.0 g/t; 5 between 1 g/t and 4 g/t gold; 6 between 4 g/t and 7 g/t gold; and one sample returned a high of 13.2 g/t gold.

The second, newly discovered structure located approximately 250 meters northwest of the main Zone 5 shear zone is characterized by an auriferous, spine-like, quartz vein outcrop spatially associated with an approximately 150 meters wide gold-in-soil anomaly; with the soil samples on either side of the vein outcrop yielding 0.5 g/t and 0.74 g/t gold. A single grab sample collected from this narrow, NE-trending, quartz vein exposure returned 1.77 g/t gold. Mechanized trenching has been initiated across the gold-in-soil anomaly to further define this structure.

Mechanized outcrop stripping designed to follow-up on a previously released mineralized intercept of 12.5 meters grading 1.28 g/t gold in road cut CCRS001, located approximately 50 meters along strike to the southwest of the high-grade gold shoot on the main Zone 5 shear zone, exposed a NE-trending structural zone exhibiting strong quartz-tourmaline tension gash veining and iron carbonate / pyrite alteration over an approximately 45 meter strike-length. Two SE-trending, saw-cut channel sample composites located approximately 3 meters apart across the central portion of the veining exposure returned mineralized intercepts of 6.5 meters grading 1.08 g/t gold and 7.6 meters grading 3.13 g/t gold in sample strings KBCS012 and KBCS028B-KBCS028. Due to irregular bedrock surface, the reported intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization. Systematic channel sampling is ongoing to test the full 45 meters length of the exposed vein zone.

Reconnaissance geology and prospecting is ongoing to further define the strike extensions of the three known gold-bearing structures and identify any additional prospective structures along the 1.8 kilometers long Zone 5 gold-in-soil trend. Trenching and outcrop stripping is also in progress to further exposed the 2 newly discovered auriferous structures in preparation for systematic channel sampling. Infill soil geochemical sampling on newly established 100 meters spaced grid lines designed to tighten-up the gold-in-soil anomaly and an induced polarization (IP) survey are also planned.

In March 2013, we announced channel sampling results from a new exposure of the main shear, in addition to initial channel sample results from six recently identified shear zones forming part of the Zone 5 gold corridor, on our Kibi project. Highlights of the channel sampling results and Zone 5 gold corridor expansion work reported today include:

  new gold shoot discovered along main shear approximately 350 meters southwest of discovery high-grade gold shoot; with shear consisting of braided (anastomosing) structure attaining 13 meters in width and encompassing four sinuous mylonitic branches ranging from approximately 0.4 meters to 4 meters in width. Highlights from channel sampling of mylonitic shear branches include: 2.5 meters grading 4.71 g/t gold and 3.9 meters grading 5.9 g/t gold in channel sample strings KBCS080-7 and KBCS080-9 (SE branch), 1.1 meters grading 14.77 g/t gold, including 26.1 g/t gold over 0.5 meters in KBCS080-18 (central Branch); and 1.5 meters grading 10.47 g/t gold, including 20.4 g/t gold over 0.5 meters and 1.6 meters grading 11.14 g/t gold, including 17.8 g/t gold over 0.8 meters in strings KBCS080-2 and KBCS080-5 (NW branch)

  geological mapping/sampling to date indicates that the Zone 5 gold corridor corresponds to a minimum 325 meters wide braided shear zone system encompassing at least 7 auriferous shear zones; with the main shear traced to date over an approximately 475 meter strike length. The auriferous shear zone system is spatially associated with an approximately 1.8 kilometers long by 300 meters to 800 meters wide, NE-trending, anomalous gold-in-soil trend; and

  extensive arrays of mineralized low-angle extensional quartz-tourmaline veins spatially associated with all seven shear zones; greatly enhancing the bulk mining potential of the Zone 5 gold corridor.

The present exploration results correspond to an ongoing mechanized outcrop stripping / trenching transect designed to test the southwestern strike extension of the main shear and define the full width extent of the NE-trending Zone 5 gold corridor. Approximately 65% (325 meters) of the planned 500 meters long, NW-trending transect located approximately 350 meters southwest of the discovery high-grade gold shoot has been completed to date; with the transect positioning based on favorable topography in combination with shallow overburden cover, previously identified gold-bearing structures, and priority geophysical targets.

Geological mapping and grab / channel sampling of the bedrock exposed to date along the transect has identified seven auriferous structures distributed over an approximately 325 meters width of the Zone 5 structural corridor; including the apparent southwestern strike extension of the main shear. The structures consist of sinuous anastomosing shear zones ranging from approximately 1 meter to 13 meters in width and containing irregular steeply dipping veins, stringers, and lenses of quartz plus/minus iron carbonate and tourmaline. Extensive arrays of mineralized low-angle extensional veins are spatially associated with the controlling vertical shear veining.

The apparent southwestern strike extension of the Main Shear was exposed over an approximately 55 meter strike length within the southeastern portion of the outcrop stripping / trenching transect, approximately 350 meters southwest of the discovery high-grade gold shoot. At this locality, the main shear consists of a braided (anastomosing) structure attaining 13 meters in width and encompassing 4 sinuous high shear strain branches ranging from approximately 0.4 meters to 4 meters in width; bounding relatively less deformed/altered rock lozenges. The NE-trending, steeply SE dipping, pinch and swell high strain branches range from silicified / carbonatized mylonitic rock containing irregular quartz-tourmaline veining / lenses to sericite-iron carbonate-pyrite schist hosting parallel quartz veining. Arrays of mineralized low-angle extensional quartz-tourmaline veins cross-cut the mylonitic zones and visually extend up to 10 meters into the wall rock.

A total of 152 bedrock saw-cut channel samples totaling 86 meters were collected over an approximately 40 meter strike distance of the new main shear exposure, including 52 vertical or steeply inclined channel samples (28 meters) collected on outcrop ledge faces to test low-angle extensional veining arrays. In aggregate these samples form 51 composite channel strings ranging from 0.20 meters to 7.6 meters in length, with individual channel samples averaging approximately 0.55 meters in length. Of the 152 channel samples collected: 5 (3%) yielded less than 0.01 g/t gold, 28 (19%) returned gold values from 0.01 g/t to 0.1 g/t, 58 (38%) between 0.1 g/t and 1.0 g/t gold, 18 (12%) between 1 g/t and 2 g/t gold, 23 (15%) between 2 g/t and 5 g/t gold, 14 (9%) between 5 g/t and 10 g/t gold, 4 (2.5%) between 10 g/t and 20 g/t gold; and 2 samples (1.5%) returned values over 20 g/t gold (26.1 g/t maximum).

Highlights from a series of channel samples collected from the respective mylonitic branches over an approximately 20 meter strike length include mineralized intercepts of: 2.5 meters grading 4.71 g/t gold and 3.9 meters grading 5.9 g/t gold in channel sample strings KBCS080-7 and KBCS080-9 (SE branch), 1.1 meters grading 14.77 g/t gold, including 26.1 g/t gold over 0.5 meters in KBCS080-18 (central branch); 1.5 meters grading 10.47 g/t gold, including 20.4 g/t gold over 0.5 meters and 1.6 meters grading 11.14 g/t gold, including 17.8 g/t gold over 0.8 meters in strings KBCS080-2 and KBCS080-5 (NW branch); and 0.4 meters grading 2.08 g/t gold in sample string KBCS080-21(NW-2 branch). The highly accidented bedrock surface, including overburden filled crevices, is typically non-conducive to continuous channel sampling across the width of the structure; with the less deformed/altered rock between the shear branches typically being recessively weathering. Local sampling of the inter-shear branch rock where possible yielded gold values in the 0.1 g/t to 1.5 g/t range. See Table 4 for the full listing of significant mineralized intercepts from the respective mylonitic zones and intercepts yielded by vertical channel sampling targeting sub-horizontal extensional veining.

Table 4: Saw-Cut Channel Sample Composites - Kibi Gold Project (Main Shear)
Sample String ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Shear Branch Comments
KBCS080-7	1.5	4.0	2.54	4.71	SE branch
including	2.0	2.5	0.5	12.35
KBCS080-8	0.0	3.0	3.0	3.39	SE branch
including	2.4	3.0	0.6	11.05
KBCS080-9	0.6	4.5	3.9	5.90	SE branch
including	0.6	1.0	0.4	11.25
KBCS080-10	0.5	4.5	4.0	3.12	SE branch
including	1.9	3.0	1.1	5.82
KBCS080-11	1.4	3.3	1.9	5.72	SE branch
including	1.4	1.8	0.4	8.89
including	2.3	2.8	0.5	8.84
KBCS080-13	0.0	2.5	2.5	2.63	SE branch
including	1.6	2.5	0.9	4.82
KBCS080-1	0.0	0.5	0.5	7.41	Central branch
KBCS080-3	0.5	1.1	0.6	3.97	Central branch
KBCS080-18	0.0	1.1	1.1	14.77	Central branch
including	0.6	1.1	0.5	26.10
KBCS080-2	0.0	1.5	1.5	10.47	NW branch
including	0.5	1.0	0.5	20.40
KBCS080-5	0.0	1.6	1.6	11,14	NW branch
including	0.8	1.6	0.8	17.80
KBCS080-4	0.0	2.8	2.8	1.76	NW branch
including	1.3	1.8	0.5	4.36
KBCS080-16	0.0	2.4	2.4	2.56	NW branch
including	0.0	0.6	0.6	6.59
KBCS080-21	0.0	0.4	0.4	2.08	NW-2 branch

Sample String ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Shear Branch Comments
KBCS080-2V	0.0	1.0	1.0	3.09	Flat veins
including	0.0	0.5	0.5	5.61
KBCS080-4V	0.0	1.0	1.0	1.26	Flat veins
KBCS080-7V	0.0	1.0	1.0	0.86
KBCS080-V8	0.0	1.2	1.2	2.72	Flat veins
KBCS080-V6	0.0	2.8	2.8	1.44	Flat veins
including	2.0	2.8	0.8	2.83
KBCS080-V21	0.0	0.4	0.4	2.91	Flat veins
Notes:
Due to irregular bedrock surface the reported intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.
Channel String ID with "V" corresponds to vertical or steeply inclined channel sampling targeting low-angle extensional veining.

A total of 428 bedrock saw-cut channel samples totaling 253 meters were collected from the remaining 6 shear zones emplaced within the Zone 5 gold corridor, including 25 vertical or steeply inclined channel samples (14.5 meters) collected on outcrop ledge faces to test low-angle extensional veining. In aggregate these samples form 123 composite channel strings ranging from 0.20 meters to 25 meters in length, with individual channel samples averaging approximately 0.60 meters in length. Sampling to date ranges from widespread scout channel sampling to detail channel sampling on 3 structures. Of the 428 channel samples collected: 12 (3%) yielded less than 0.01 g/t gold; 205 (48%) returned gold values from 0.01 g/t to 0.1 g/t, 159 (37%) between 0.1 g/t and 1.0 g/t gold, 18 (4%) between 1 g/t and 2 g/t gold, 23 (5%) between 2 g/t and 5 g/t gold; 10 (2%) between 5 g/t and 10 g/t gold and 1 sample returned a maximum value of 11.5 g/t gold.

The six parallel shear zones are characterized by widespread anomalous gold values in the 0.1 g/t to 1.0 g/t range (37% of samples) with localized higher grade values attaining 11.5 g/t gold. Channel sampling highlights on the respective structures include mineralized intercepts of: 1.2 meters grading 5.93 g/t gold and 1 meter grading 6.39 g/t gold in channel sample strings KBCS035 and KBCS045 (L7675 shear), 0.8 meters grading 8.83 g/t gold in sample string KBCS078-2 (L7600W shear); 0.5 meters grading 9.76 g/t gold in KBCS077-1 (Old Pit shear), 1.1 meters grading 3.83 g/t gold, including 6 g/t gold over 0.6 meters in KBCS076-31 (L7600E shear); and 0.8 meters grading 2.58 g/t gold in sample string KBCS076-50 (main-east shear). See Table 5 for the full listing of significant mineralized intercepts from these six shear zones.

Highlights of vertical channel sampling across low-angle extensional veining arrays spatially associated with the controlling vertical shear veining include: 1.1 meters grading 3.51 g/t gold and 0.8 meters grading 6.85 g/t gold in sample strings KBCS077-V1 and KBCS077-V2 (Old Pit shear), 0.4 meters grading 2.45 g/t gold in KBCS079-V1 (L7600W shear) and 1.3 meters grading 4.15 g/t gold in string TCK008-V-47.7 (L7700 shear). In the case of the L7700 shear a set of three vertical channel sample strings returned considerably higher gold values ranging from 1.17 g/t to 4.15 g/t over 0.7 meters to 1.3 meter lengths, than the 0.27 g/t gold over 2 meters yielded by the vertical shear vein.

In addition to channel sampling, a total of 137 rock grab samples were also collected from the seven shear zones as part of first pass sampling to guide subsequent channel sampling. Of the 137 quartz veining and silica-iron carbonate-pyrite altered wall rock grab samples collected: 26 (19%) yielded less than 0.01 g/t gold, 40 (29%) returned gold values from 0.01 g/t to 0.1 g/t, 24 (18%) between 0.1 g/t and 1.0 g/t gold, 26 (19%) between 1 g/t and 5 g/t gold, 14 (10%) between 5 g/t and 10 g/t gold and 7 (5%) samples returned gold values between 10 g/t and 19.85 g/t.

Table 5: Saw-Cut Channel Sample Composites - Kibi Gold Project (Zone 5 – New / Parallel Shear Zones)
Sample String ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Shear ID / Comments
KBCS034	3.0	4.5	1.5	1.73	L7675
including	4.0	4.5	0.5	3.86
KBCS035	0.9	2.1	1.2	5.93	L7675
KBCS036	0.5	1.6	1.1	1.23	L7675
KBCS037	3.0	5.3	2.3	2.45	L7675
including	3.0	3.5	0.5	5.57
KBCS039	1.5	10.5	9.0	0.63	L7675
including	10.0	10.5	0.5	3.98
KBCS040	2.0	3.5	1.5	1.47	L7675
KBCS041	2.0	2.5	0.5	3.27	L7675
KBCS045	1.2	2.2	1.0	6.39	L7675
KBCS056	0.5	1.5	1.0	2.33	L7675
KBCS047	0.0	0.5	0.5	9.99	L7675
KBCS076-31	0.0	1.2	1.1	3.83	L7600E
including	0.0	0.6	0.6	6.00
KBCS076-47	2.2	4.5	2.3	1.00	L7600E
KBCS076-50	1.1	1.9	0.8	2.58	Main-East
KBCS077-1	0.0	0.5	0.5	9.76	Old Pit
KBCS077-V1	0.0	1.1	1.1	3.51	Old Pit, Flat Veins
KBCS077-V2	0.0	0.8	0.8	6.85	Old Pit, Flat Veins
KBCS077-V3	0.0	0.6	0.6	4.63	Old Pit, Flat Veins
KBCS059-2	0.0	0.8	0.8	1.83	L7600W
KBCS078-2	0.0	0.8	0.8	8.93	L7600W
KBCS078-3	0.0	1.0	1.0	3.75	L7600W
KBCS079-1	0.7	3.6	2.9	1.11	L7600W
including	0.7	1.2	0.5	3.07
including	2.4	2.8	0.4	2.92
KBCS079-6	0.0	0.5	0.5	4.53	L7600W
KBCS079-V1	0.0	0.4	0.4	2.45	L7600W, Flat Veins
KBCS079-V2	0.0	0.5	0.5	1.51	L7600W, Flat Veins
TCK008-V-45.7	0.6	1.8	1.2	1.48	L7700, Flat Veins
TCK008-V-46.7	1.0	1.7	0.7	1.17	L7700, Flat Veins
TCK008-V-47.7	0.0	1.3	1.3	4.15	L7700, Flat Veins
Notes:
Due to irregular bedrock surface the reported intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.
Channel String ID with "V" corresponds to vertical or steeply inclined channel sampling targeting low-angle extensional veining.

Preliminary geological observation indicate that the Zone 5 gold corridor corresponds to a minimum 325 meters wide, multi-structure, braided shear zone system emplaced along a quartz feldspar porphyry (“QFP”) body; with the main shear traced to date over an approximately 475 meters strike length. The auriferous shear zone system is spatially associated with an approximately 1.8 kilometers long by 300 meters to 800 meters wide, NE-trending, anomalous gold-in-soil trend centered on a moderate magnetic / high radiometric airborne geophysical signature appearing to delineate the QFP body.

Outcrop stripping / trenching continues on the planned 500 meters long transect to determine the full width extent of the Zone 5 gold corridor; as well as detail geological mapping and channel sampling of the auriferous shears identified to date. Infill soil geochemical sampling and prospecting is also in progress on newly established detail (100 meters) grid lines covering the 1.8 kilometers long Zone 5 gold-in-soil anomaly. A 30 kilometers pole-dipole induced polarization (IP) survey covering a 2.2 kilometers by 1.0 kilometer to 1.5 kilometers grid at 100 meters spacing was completed by Sagax Afrique S.A. in February 2013; with the final results and interpretation still pending.

Gold Intercept Reporting Criteria

Unless otherwise indicated, “Reported Intercepts” represent core-lengths; true width of mineralization is unknown at this time. Individual sample results were length weighted to yield average composite interval grades as reported. Unless otherwise indicated “Significant Intercepts” satisfy following criteria: greater than (>) 5.0 gram gold x meter product and > 0.5 g/t gold. “Anomalous” signifies at least one intercept > 2.0 gram gold x meter product and > 0.25 g/t gold. Unless otherwise indicated intercepts are constrained with a 0.25 g/t gold minimum cut-off grade at the top and bottom of the intercept, with no upper cut-off grade applied, and a maximum of five consecutive meters of internal dilution (less than 0.25 g/t gold). All internal intervals yielding above 15 g/t gold are indicated within the intersection.

Quality-Control Program

We have implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core, reverse circulation (RC) samples and trench channel samples. Drill core is HQ diameter (63.5 millimeters) in upper oxidized material (regolith) and NQ diameter (47.6 millimeters) in the lower fresh rock portion of the hole. Drill core is saw cut and half the core is sampled in standard intervals. The remaining half of core is stored in a secure location. Reverse circulation (RC) samples are taken at one meter intervals under dry drilling conditions by experienced geologists, with all samples weighed on site. Trench samples consist of continuous, horizontal channels collected from a canal excavated along the bottom sidewall of the trench (~ 0.10 meter above floor). All samples are transported in security-sealed bags to ALS Ghana Limited, an ISO 9001:2000 certified laboratory. As of the date of this annual report, a 1000 gram split of the sample is pulverized to better than 85% passing 75 microns, and analyzed by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish. Samples with observed visible gold and/or exhibiting typical Kibi-type granitoid hosted mineralization characterized by liberated, particulate gold grains are pulverized in their entirety to better than 85% passing 75 microns, and analyzed four times by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish; with the arithmetic average of the four assays reported. Our company inserts a certified reference standard (low to high grade), analytical blank, and field duplicate sample in every batch of 20 drill core / reverse circulation (RC) chip / trench channel / saw cut channel samples. Validation parameters are established in the database to ensure quality control.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Kibi project on fixed payment terms to our company. During 2010, 1,904.18 ounces of gold was recovered and produced by the contract miners from our Kibi project for which we received and sold 361.80 ounces of gold for gross proceeds of $461,649.62. During 2011, 1,617.39 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 307.30 ounces of gold for gross proceeds of $422,944.73. During 2012, we sold 26.53 ounces of gold for gross proceeds of $44,206.94 which was the remaining payament we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project.

Future Exploration Plans

2013 Exploration Program

During 2013, we plan to:

  carry out a drill program of 3,000 meters targeting Zone 5 of our Kibi project at an estimated cost of $600,000; and

  conduct a field exploration program focusing on Zone 5 but also including additional high priority soil geochemical and geophysical targets on our Kibi project at an estimated cost of $250,000, consisting of:

  ongoing reconnaissance geology and prospecting to further define the strike extensions of the seven known gold-bearing structures hosted by the Zone 5 gold corridor and to identify any additional prospective structures along the 1.8 kilometers long Zone 5 gold-in-soil trend;

  trenching and outcrop stripping to further expose the known auriferous structures in preparation for systematic geological mapping and channel sampling;

  infill soil geochemical sampling on newly established 100 meter spaced grid lines designed to tighten-up the Zone 5 gold-in-soil anomaly and an induced polarization (IP) survey; and

  scout trenching focusing on the prioritization of additional gold showings yielded by our recently completed property- wide soil geochemical survey, geological modeling, and VTEM targets.

Resources and Reserves

We have identified five deposits which are estimated to contain an indicated mineral resource of 278,000 ounces of gold at an average grade of 2.56 g/t and an additional inferred mineral resource of 147,000 ounces of gold at an average grade of 1.94 g/t. As at the date of this annual report, no mineral reserves have been identified on our Kibi project.

National Instrument 43-101 Compliant Mineral Resource Estimate

In November 2012, we announced the completion of an initial National Instrument 43-101 compliant mineral resource estimate on our Kibi project. The resource estimate encompasses the Big Bend, East Dyke, Mushroom, and South Ridge deposits in Zone 2 and the Double 19 deposit in Zone 3. All the above mineralized bodies remain open in several directions. In aggregate, these five gold deposits are estimated to contain an indicated mineral resource of 278,000 ounces of gold and an additional inferred mineral resource of 147,000 ounces of gold as tabulated below, with details presented in Table 7 noted below.

Table 6: Summary of Mineral Resources for Kibi Gold Project (October 26, 2012)

RESOURCE CATEGORY	CUT-OFF GRADE (g/t Au)	TONNAGE Tonnes (million)	AVERAGE GRADE (g/t Au)	CONTAINED GOLD (ounces)
Indicated	0.5	3.38	2.56	278,000
Inferred	0.5	2.35	1.94	147,000

Resource Estimate Summary

The independent mineral resource estimate for our Kibi project was prepared by SEMS Exploration Services Ltd. of Accra, Ghana, in collaboration with our company’s personnel, in accordance with the Definition Standards for Mineral Resources and Mineral Reserves set out by the Canadian Institute of Mining, Metallurgy and Petroleum. This constitutes the first ever National Instrument 43-101 mineral resource estimate generated on a lode gold project within the underexplored Kibi Gold Belt. The effective date of the mineral resource estimate is October 26, 2012. The independent National Instrument 43-101 technical report supporting the resource estimate has been filed on www.sedar.com. Details for the mineral resource estimate are outlined in Table 7 below and the location of the deposits is depicted in Figure 1 noted below.

The initial mineral resource estimate for our Kibi project has identified five deposits collectively hosting 278,000 ounces of gold at an average grade of 2.56 g/t in the indicated category and 147,000 ounces of gold at an average grade of 1.94 g/t in the inferred category. All mineral resources have been reported at a 0.5 g/t gold cut-off grade, taking into account current economic conditions and typical likely costs and parameters of open pit extraction. An assay top cut of 20 g/t gold was statistically determined for all mineralized zones. The resource estimate is based on some 190 diamond drill and reverse circulation (RC) boreholes totalling approximately 34,810 meters, of which 88% are diamond drill meters, drilled by our company from August 2008 to May 2012. The resource modelling incorporates 106 trenches including some un-sampled trenches utilized mainly for geological mapping or drill hole planning.

The five mineralized bodies cover a combined strike length of approximately 1.6 kilometers within the Zone 2 and Zone 3 gold-in-soil anomalies. The Big Bend, East Dyke, Mushroom, and South Ridge deposits are located within Zone 2, with separations varying from almost contiguous to 200 meters. The Double 19 deposit lies approximately 500 meters southwest of Zone 2. Over 75% of the indicated mineral resource occurs within the Big Bend deposit, with the remaining portion of the indicated resource contained within the East Dyke deposit. Both of these deposits extend to 350 meters beneath the topography surface. The other three deposits are smaller, shallower and less advanced from an exploration perspective and their mineral resources have been classified as Inferred.

Gold mineralization within the mineral resource is predominantly characterized by mineralized quartz vein sets hosted in belt-type granitoids. Over 20 significant gold occurrences hosted by Belt (Dixcove) and Basin (Cape Coast) type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusive hosted gold deposits include Newmont Mining’s Subika deposit at their Ahafo mine and Kinross Mining’s Chirano deposits within the Sefwi gold belt, as well as Golden Star Resources’ Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Table 7: Mineral Resource Estimates by Deposit, Material Type, and Classification

DEPOSIT	MATERIAL TYPE	RESOURCE CATEGORY	TONNAGE Tonnes (million)	AVERAGE GRADE (Au g/t)	CONTAINED GOLD (ounces)
Big Bend	Oxide	Indicated	0.12	2.82	11,000
		Inferred	-	-	-
	Transition	Indicated	0.16	2.63	13,000
		Inferred	-	-	-
	Fresh	Indicated	2.45	2.41	190,000
		Inferred	0.51	1.60	27,000
East Dyke	Oxide	Indicated	0.06	4.08	9,000
		Inferred	-	-	-
	Transition	Indicated	0.07	3.58	8,000
		Inferred	-	-	-
	Fresh	Indicated	0.52	2.84	47,000
		Inferred	0.08	4.37	11,000
Mushroom	Oxide	Inferred	0.07	2.55	6,000
	Transition	Inferred	0.01	1.88	1,000
	Fresh	Inferred	0.17	2.25	12,000
South Ridge	Oxide	Inferred	0.17	1.60	9,000
	Transition	Inferred	0.12	1.43	5,000
	Fresh	Inferred	0.61	1.46	28,000
Double 19	Oxide	Inferred	0.01	3.37	1,000
	Transition	Inferred	0.13	3.11	13,000
	Fresh	Inferred	0.47	2.22	34,000
Total	All	Indicated	3.38	2.56	278,000
Total	All	Inferred	2.35	1.94	147,000

Notes:

  CIM Definition Standards were followed for the mineral resource estimate.
  All mineral resources have been reported at a 0.5 g/t gold cut-off grade, taking into account current economic conditions and typical likely costs and parameters of open pit extraction; and an assay top cut of 20 g/t gold was statistically determined for all mineralized zones.
  Resource estimation for main Big Bend and East Dyke deposits utilized a three-dimensional wireframe model defined on cross- sections ranging from 10 to 50 meter intervals (average 20 meters). The remaining three minor deposits were modelled using an automated method (Leapfrog software). Grade interpolation for all resource models was undertaken using the inverse distance cube method in Datamine.
  Average specific gravity (SG) values of 1.6, 2.4, and 2.85 were used for Oxide, Transition, and Fresh (Sulphide) materials.
  Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
  Mineral resource tonnage and grade are reported as undiluted.

  The figures for contained gold are in-situ mineral resources.
  1 troy ounce equals 31.10348 grams.
  Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. This mineral resource estimate includes inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated resource categories through further drilling, or into mineral reserves, once economic considerations are applied.

Xtra-Gold supplied SEMS with a comprehensive drilling and trenching database together with “Leapfrog” mineralized models for each deposit, wireframe lithological model for the host diorite body, and wireframes of oxidation states for Regolith, Transition, and Fresh rock domains. This database, 3D models, and wireframes formed the basis of the resource presented here; with all work carried out by SEMS utilizing Datamine software.

Modelling of the five separate mineralized bodies was achieved in two different formats. The main Big Bend and East Dyke deposits were modelled by sectional digitising of mineralization outlines from 10 to 50 meter intervals (average 20 meters), dependent upon drill section spacing and continuity. The remaining three minor deposits were modelled using an automated method (Leapfrog software). Leapfrog models went through several iterations and refinements before being accepted. This involved visual checking of close spaced sections, comparison to manual interpretation, and elimination of excessive outliers.

Block models of the various zones were created within the mineralized solids using a parent cell block size of 5 x 5 x 5 meters (X,Y,Z), depleted to the topography, and densities set according to oxidation surfaces. Block grades were estimated using 1 meter down-hole composites utilizing an inverse distance cubed interpolation and classified as indicated or inferred dependent on drill section interval and sample proximity. Search ellipsoids for grade interpolation were created with 35 x 35 x 12 meter in the down dip, strike and minor width directions. The mineral resource has been constrained to several geological domains that limit the influence of grade interpolation. This is particularly relevant where secondary ore shoots parallel the main mineralized body. Individual search ellipsoids were assigned to each domain. Additionally, the mineral resource has been constrained to the diorite body, which is the predominant host rock of mineralization. The indicated resource estimate is considered to have reasonable prospects for eventual economic viability, being constrained by a 0.5 g/t gold cut-off taking into account current economic conditions and typical likely costs and parameters of open pit extraction.

The mineral resource estimate for our Kibi project has been prepared by Mr. Andrew Netherwood, AusIMM, Mr. Joe Amanor, AusIMM and Mr. Simon Meadows Smith, IOM3, all of SEMS Exploration Services Ltd. of Accra, Ghana, and all independent Qualified Persons for the purpose of National Instrument 43-101. SEMS Exploration Services Ltd. has conducted an audit of the sampling procedures and QA/QC data and is of the opinion that the data are of good quality and suitable for use in the resource estimates. The independent National Instrument 43-101 technical report supporting the resource estimate has been prepared by SEMS Exploration Services Ltd. and has been filed on www.sedar.com.

Apapam Mining Lease

XG Mining’s interest in our Kibi project was previously held by a prospecting license granted by the Government of Ghana on March 29, 2004 covering a licensed area of 33.65 square kilometers. In May 2008, XG Mining applied to the Government of Ghana to convert the prospecting license to a mining lease. When our application received parliamentary approval, the Government of Ghana granted and registered the Apapam mining lease to XG Mining on the following terms and conditions.

The Apapam mining lease is dated December 18, 2008 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Apapam mining lease covers a lease area of 33.65 square kilometers and is located in the East Akim District of the Eastern Region of Ghana. The Apapam mining lease has a seven year term expiring on December 17, 2015 and can be renewed for a further 30 year term in accordance with the Mining Act (Ghana), by making application not less than six months before the expiration of this mining lease. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the Apapam lease area (including the processing, storing and transportation of ore and materials).

With respect to the Apapam mining lease, we are:

  required to pay applicable taxes and annual rental fees to the Government of Ghana in the amount of approximately $19 (GH¢32.80); and

  committed to pay a royalty in each quarter to the Government of Ghana, through the Commissioner of Internal Revenue, based on the production for that quarter within 30 days from the quarter end as well as a royalty on all timber felled in accordance with existing legislation;

  required to:

  commence commercial production of gold within two years from the date of the mining lease;

  conduct our operations with due diligence, efficiency, safety and economy, in accordance with good commercial mining practices and in a proper and workmanlike manner, observing sound technical and engineering principles using appropriate modern and effective equipment, machinery, materials and methods and paying particular regard to the conservation of resources, reclamation of land and environmental protection generally; and

  mine and extract ore in accordance with preceding paragraph, utilizing methods which include dredging, quarrying, pitting, trenching, stoping and shaft sinking in the Apapam lease area.

We are further required to furnish to the government authorities of Ghana, comprised of the Minister of Lands, Forestry and Mines, the Head of the Inspectorate Division of the Minerals Commission, the Chief Executive of the Minerals Commission and the Director of Ghana Geological Survey (the “government authorities”), with technical records which include:

  a report in each quarter not later than 30 days after the quarter end to the government authorities in connection with quantities of gold won in that quarter, quantities sold, revenue received and royalties payable;

  a report half-yearly not later than 40 days after the half year end to the government authorities summarizing the results of operations during the half year and technical records, which report shall also contain a description of any geological or geophysical work carried out by our company in that half year and a plan upon a scale approved by the Head of the Inspectorate Division of the Minerals Commission showing dredging areas and mine workings;

  a report in each financial year not later than 60 days after the end of the financial year summarizing the results of our operations in the lease area during that financial year and the technical records, which report shall further contain a description of the proposed operations for the following year with an estimate of the production and revenue to be obtained;

  a report not later than three months after the expiration or termination of the Apapam mining lease, to the government authorities giving an account of the geology of the lease area including the stratigraphic and structural conditions and a geological map on scale prescribed in the Mining Regulations;

  a report not less than 21 days in advance of the proposed alteration, issuance or borrowing to the government authorities (except for the Head of the Inspectorate Division of the Minerals Commission and the Director of Ghana Geological Survey) of any proposed alteration to our regulations, a report not less than 21 days in advance of the proposed alteration, issuance or borrowing to the government authorities (except for Head of the Inspectorate Division of the Minerals Commission and the Director of Ghana Geological Survey) on the particulars of any fresh share issuance or borrowings in excess of an amount equal to the stated capital of XG Mining;

  a copy of XG Mining’s annual financial reports to the government authorities (except for the Head of the Inspectorate Division of the Minerals Commission and the Director of Ghana Geological Survey) including a balance sheet, profit and loss account and notes thereto certified by a qualified accountant, who is a member of the Ghana Institute of Chartered Accountants, not later than 180 days after the financial year end; and

  such other reports and information in connection with our operations to the government authorities as they may reasonably require.

We are entitled to:

  surrender all of our rights in respect of any part of the lease area not larger in aggregate than 20% of the lease area by providing not less than two months’ notice to the Government of Ghana;

  surrender a larger part of the lease area by providing not less than 12 months’ notice; and

  terminate our interest in the Apapam mining lease if the mine can no longer be economically worked, by giving not less than nine months’ notice to the government authorities, without prejudice to any obligation or liability incurred before such termination.

The Government of Ghana has the right to terminate our interest in the Apapam mining lease if we:

  fail to make payments when due;

  contravene or fail to comply with terms and conditions of the mining lease (however, we have 120 days to remedy from the notice of such event);

  become insolvent or commit an act of bankruptcy; or

  submit false statements to the government authorities.

The Apapam mining lease further provides that XG Mining shall report forthwith to the government authorities if it discovers any other mineral deposits apart from gold and silver in the lease area, who in turn will provide XG Mining with the first option to prospect further and to work the said minerals subject to satisfactory arrangements made between XG Mining and the government authorities.

Kwabeng Project

Our Kwabeng Project is also referred to in this annual report as the Kwabeng concession and is comprised of 44.76 square kilometers.

Location and Access

The Kwabeng concession is located in the East Akim District of the Eastern Region of Ghana, along the western, lower flank and base of the Atewa Range, approximately 8.5 kilometers north-northwest of our Kibi project which is located on the Apapam concession. The eastern boundary of the Kwabeng concession is demarcated by the Atewa Forest Reserve.

Access to our Kwabeng project can be gained by driving northwest from Accra on the Accra-Kumasi Trunk Road, for approximately 110 kilometers until arrival at Anyinam, making a left hand turn at the road sign that reads “Kwabeng” in the middle of the Town of Anyinam and driving in a southwesterly direction approximately 10 kilometers until arriving at a sign reading “Xtra-Gold Mining” before reaching the town of Kwabeng.

Historical Work

There has been very little exploration for lode source gold deposits at our Kwabeng and Pameng projects; however, there has been detailed exploration for placer gold deposits. Prior to the recovery of placer gold from our Kwabeng project during 2007 and 2008 and our Kibi and Pameng projects during 2010 and 2011, these projects contained approximately 12,583,000 bank cubic meters of auriferous gravels. As at the date of this annual report, historical non-compliant National Instrument 43-101 work indicates that there are approximately 6,920,650 bank cubic meters of mineralized material remaining on our Kibi, Kwabeng and Pameng projects at an average grade of 0.568 grams of gold/bank cubic meters. In addition to the mineralized material, there is potential to define reserves with further exploration.

The placer gold deposit currently located at our Kwabeng concession was mined by the former owner in the early 1990’s for 15 months and produced approximately 16,800 ounces of gold before operations were ceased due to mining difficulties as noted hereunder. The placer gold is contained in a gravel deposit distributed across the floor of the river valleys west of the Atewa Range which can easily be excavated.

2010 to 2012 Exploration Programs

No significant work program was carried out by our company on the Kwabeng concession during 2010 through to 2012.

Future Exploration Plans for 2013

As at the date of this annual report, we have not planned for any additional exploration activities during the next 12 months, however, we may consider doing so at a later date.

Recovery and Sale of Placer Gold

As at December 31, 2012, we have sold an aggregate of 8,814.82 ounces of placer gold recovered from the mineralized material at our Kwabeng project during 2007 and 2008. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2010 through 2012.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

As at the date of this annual report, we have resumed placer gold recovery operations at our Kwabeng project. As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kibi project (see “Kibi Project – 2013 Exploration Program”). Also, as at the date of this annual report, the gold price (approximately $1,605 per ounce as at March 27, 2013) is significantly greater compared to the gold price during the previous mining effort by the former operator of this project (approximately $300 per ounce). On the basis of an annual recovery of placer gold of approximately 360,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 20 years, however, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

Former Ownership

In the early 1990’s, the former mining lessee invested approximately $24,000,000 to open and operate a mine at the Kwabeng concession. The mining operation lasted for 15 months and 16,800 ounces of gold was produced before the mine was shut down due to a poor gold price, mining methodology and a lack of funds to continue mining operations.

Resources and Reserves

No mineral resources or mineral reserves have been identified on our Kwabeng project.

Kwabeng Mining Lease

The Kwabeng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Kwabeng mining lease covers a lease area of 44.76 square kilometers and has a 30 year term expiring on July 26, 2019. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials). See “Kibi Project – Apapam Mining Lease” for identical mining lease terms for the Kwabeng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual rental fees payable in the amount of approximately $19 (GH¢32.80) .

The Kwabeng mining lease further provides that XG Mining shall report forthwith to the government authorities if we discover any other minerals in the Kwabeng lease area and will provide XG Mining with the first option to prospect further and to work the said minerals subject to satisfactory arrangements made between XG Mining and the government authorities.

Ancillary Operations

Field Camp at Kwabeng Project

Our company possesses our fully operational and well maintained field camp comprised of an administrative office, living quarters and workshop facilities located on our Kwabeng concession which is accessible by paved road located approximately two hours drive from the capital city of Accra. Our field camp is the base of operations for the majority of our administrative activities and all of our exploration activities. All of our senior Ghanaian staff is accommodated in the field camp with our junior staff located in the surrounding towns and villages. XG Mining has rehabilitated the field camp which included installation of a communication system for Internet access, electronic mail, telephone and facsimile service and minor construction repairs. Our field camp is within cell phone coverage and is supplied with electricity from the national power grid, which lines run along the road accessing our field camp.

Fuel and Spare Parts Supply

We deliver fuel from Accra by tanker and discharge the fuel into and store the fuel in the fuel tank facility located within our field camp. We purchase spare parts for all of our equipment either locally or from suppliers overseas and store such parts in the secure spare parts warehouse located at our field camp.

Workspace

There is adequate office space at our field camp to accommodate our administrative, geology, surveying, equipment maintenance and other departments, as well as their technical support and our laborers.

Equipment Maintenance

Any maintenance of our excavators or other equipment which we may own will be carried out in the workshops located within our field camp.

Capital Expenditures

We do not anticipate any significant capital expenditures in the next 12 months in connection with placer gold recovery operations as we have not planned to conduct such operations during this period.

Pameng Project

Our Pameng project is also referred to in this annual report as the Pameng concession and is comprised of 40.51 square kilometers.

The Pameng concession is located in the East Akim District of the Eastern Region of Ghana, along the western, lower flank and base of the Atewa Range, approximately 2 kilometers west-northwest of our Kibi project which is located on the Apapam concession. Access to our Pameng project can be gained by driving northwest from Accra on the Accra-Kumasi Trunk Road for approximately 125 kilometers until arrival at the village of Pameng where there is a road sign reading “Pameng”. Make a left hand turn at the Pameng sign and drive southwest approximately 2 kilometers to reach our Pameng concession. Our Pameng concession is located approximately 12.5 kilometers south-southwest from our field camp.

Historical Work

To the best of our knowledge, the Pameng concession has never been subjected to modern, systematic exploration for lode gold mineralization.

Prior Exploration by Xtra-Gold

2010 to 2012 Exploration Programs

No significant work program was carried out during 2010 through to 2011. Lode gold exploration efforts to date by our company on our Pameng project have been limited to a few reconnaissance geology/prospecting traverses. No significant lode gold exploration work was conducted in 2012 on this project.

Future Exploration Plans for 2013

As at the date of this annual report, we have not planned for any additional exploration activities during the next 12 months, however, we may consider doing so at a later date.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company. During 2010, 4,719.76 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 896.76 ounces of gold for gross proceeds of $1,128,451.34. During 2011, 5,621.16 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068.02 ounces of gold for $1,489,058.18. During 2012, we sold 52.81 ounces of gold for gross proceeds of $87,997.30 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project.

Resources and Reserves

No mineral resources or mineral reserves have been identified on our Pameng project.

Pameng Mining Lease

The Pameng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Pameng mining lease covers a lease area of 40.51 square kilometers and has a 30 year term expiring on July 26, 2019. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials). See “Kibi Project – Apapam Mining Lease” for identical mining lease terms for the Pameng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual rental fees payable in the amount of approximately $19 (GH¢32.80) .

The Pameng mining lease further provides that XG Mining shall report forthwith to the government authorities if we discover any other minerals in the Pameng lease area, and will provide XG Mining with the first option to prospect further and to work the said minerals subject to satisfactory arrangements made between XG Mining and the government authorities.

Banso Project

Our Banso project is also referred to in this annual report as the Banso concession and is comprised of 55.28 square kilometers.

Location and Access

The Banso concession is located in the East Akim District of the Eastern Region of Ghana, approximately 7 kilometers south-southwest from our field camp.

Both of the Banso concession and the Muoso concession lie in the Kibi-Winneba Gold Belt on the western flanks of the prominent Atewa Range, which is underlain by Birimian greenstone, phyllites, meta-tuffs, epi-diorite, meta-greywacke and chert. The valleys, over which this concession is located, are underlain by thick sequences of Birimian metasediments. The north-western end of the Atewa Range is the type-locality for the Birimian metasediments and metavolcanics. The area where both of our Banso and Muoso projects are located is one of the oldest placer gold mining areas of Ghana, dating back many centuries.

Access to the Banso concession is gained by driving northwest approximately 136 kilometers from Accra on the paved Accra-Kumasi Trunk Road.

Historic Work

Historical exploration and mining has mainly focused on placer gold. Before the acquisition of our interest in the Banso concession, to the best of our knowledge and based on mining records in Ghana, there has never been a detailed documented bedrock exploration program conducted on this concession.

Prior Exploration by Xtra-Gold

2010 to 2012 Exploration Programs

Our Banso project is at an early stage of evaluation. Before the period covered by this annual report, we had completed preliminary lode gold exploration programs including grid establishment, soil sampling, prospecting/geological mapping, pitting/trenching and geophysics, aimed at identifying lode gold (hardrock) mineral occurrences at our Banso project, the results of which are noted hereunder.

No significant lode gold exploration work was conducted by our company in 2010 to 2012 on our Banso project, however, Buccaneer Gold Corp. carried out exploration work during 2011 and 2012 as noted hereunder.

Future Exploration Plans for 2013

As at the date of this annual report, we have not planned for any additional exploration activities during the next 12 months, however, we may consider doing so at a later date.

Exploration Activities by Buccaneer Gold Corp. in 2011 and 2012

Buccaneer Gold Corp. conducted exploration activities on this project during 2011 and 2012 as part of the criteria to meet the required exploration expenditures to earn the 55% interest in our Banso project. During 2012, Buccaneer Gold Corp. has completed a drill program on this project and on our Muoso project. The Buccaneer drill program was designed to test several drill targets identified on the Banso and the Muoso concessions.

Resources and Reserves

No mineral resources or mineral reserves have been identified on our Banso project.

Banso Mining Lease

The Banso mining lease is dated January 6, 2011 and is owned and controlled by our company, as to a 90% interest; and is registered to XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Banso mining lease covers a lease area of 51.67 square kilometers and has a 14 year term expiring on January 5, 2025. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials). See “Kibi Project – Apapam Mining Lease” for identical mining lease terms for the Banso mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual rental fees payable in the amount of approximately $148 (GH¢260.00) .

The Banso mining lease further provides that XG Mining shall report forthwith to the government authorities if we discover any other minerals in the Banso lease area, and will provide XG Mining with the first option to prospect further and to work the said minerals subject to satisfactory arrangements made between XG Mining and the government authorities.

Muoso Project

Our Muoso project is also referred to in this annual report as the Muoso concession and is comprised of 55.28 square kilometers.

Location and Access

The Muoso concession is located in the East Akim District of the Eastern Region of Ghana, approximately 1 kilometer north from our field camp.

Access to our Muoso project is gained by driving northwest approximately 80 kilometers from Accra on the paved Accra-Kumasi Trunk Road. This highway passes through the easternmost portion of the Muoso concession and shares a common boundary with the Kwabeng concession. From the town of Osino, one would drive northwest approximately 5 kilometers to the town of Anyinam, from which an all weather direct road heads south through the centre of the Muoso concession and onto the Banso concession, approximately 15 kilometers south of the Accra-Kumasi Trunk Road. The town of Muoso is approximately 10 kilometers from Anyinam. A number of dirt roads, trails and footpaths offer additional access to this concession.

Historic Work

Historical exploration and mining has mainly focused on placer gold. Before the acquisition of our interest in the Muoso concession, to the best of our knowledge and based on mining records in Ghana, there has never been a detailed documented bedrock exploration program conducted on this concession.

Prior Exploration by Xtra-Gold

2010 to 2012 Exploration Programs

Ankaase Trend Trenching Program

The trenching program encompassed 12 hand dug trenches, ranging from 30 meters to 68 meters in length and from 1.2 meters to 3.5 meters in depth and totaling 546.0 linear meters. This trenching program commenced on December 1, 2009 and was completed on February 20, 2010. The reconnaissance follow-up trenching was designed to better define the structural controls of the mineralization identified during the initial 2008 scout trenching program.

2011 Exploration Program

No significant lode gold exploration work was conducted by our company in 2011 on our Muoso project, however, Buccaneer Gold Corp. carried out exploration work in 2011 in preparation for a drill program conducted during 2012 as noted hereunder.

Future Exploration Plans for 2013

As at the date of this annual report, we have not planned for any additional exploration activities during the next 12 months, however, we may consider doing so at a later date.

Exploration Activities by Buccaneer Gold Corp. in 2011 and 2012

Buccaneer Gold Corp. conducted exploration activities on this project during 2011 and 2012 as part of the criteria to meet the required exploration expenditures to earn the 55% interest, including building a road in preparation for drilling and some limited trenching.

The hardrock, lode gold exploration technical information contained in this annual report relating to the exploration activities conducted by Buccaneer Gold Corp. on our Banso and Muoso projects during 2011 and 2012 is based upon information prepared by or the preparation of which was supervised by Dr. Guy Della Valle, P.Geo., Vice-President, Exploration of Buccaneer Gold Corp. Dr. Della Valle is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

2012 Drill Program

Buccaneer Gold Corp.’s drill program, comprised of thirty drill holes totaling 5,123.2 meters of drilling, was completed from January 3 to May 21, 2012 on the Muoso and Banso concessions. The drill program was designed to test the presence of gold mineralization indicated by anomalous samples in soil and trenches in several drill targets identified on the Muoso and Banso concessions.

The initial drill target on the Muoso concession was a mineralized shear zone identified in trenches, over strong soil geochemical anomalies combined with geophysical interpretations.

Three zones were selected; namely Muoso East, Banso South and Banso North.

Muoso East:	quartz stockwork systems hosted in diorite and hanging wall volcano-sedimentary units, typical of Kibi mineralization. The three drill targets tested in Muoso East encountered a similar type of mineralization over 1.8 kilometer strike length.

Banso North:	gold bearing shear zone in a quartz feldspar porphyry intrusion containing disseminated sulphide and sulphide bearing quartz veins.

Banso South:	sedimentary hosted gold mineralization in sandstone, conglomerate and phyllite units, with minor quartz veining and pyrite stringers.

Kibi Gold Project - Significant Drill Intercepts Muoso and Banso Concessions
Hole #	Including	From (meters)	To (meters)	Interval (meters)	g/t Au	Mineralized Zone
AN12-01		69.2	75.6	6.4	0.91	Muoso East Z1
	Including	72.6	74.6	2	1.81
AN12-02		86.3	90.3	4	1.6	Muoso East Z1
	Including	.3	87.3	1	2.98
AN12-04		82.3	85.2	3	2.32	Muoso East Z1
		128.3	130.3	2	1.17
		132.3	138.3	6	2.56
	Including	133.3	135.3	2	3.36
	Including	137.3	138.3	1	3.90
AN12-05		74.5	76	1.5	1.2	Muoso East Z1
		87	92	5	1.54
	Including	89	90	1	3.19
		153	154	1	2.88
AN12-06		40.0	59.5	19.5	1.93	Muoso East Z1
	Including	46.0	47.5	1.5	7.52
AN12-07		5.3	9.9	4.6	2.98	Muoso East Z1
		66.8	68.4	1.6	1.23
AN12-08		18.4	20.9	2.5	6.27	Muoso East Z1
		30.4	31.4	1	3
		41.6	43.1	1.5	1.53
		67.1	68.1	1	1.01

Hole #	Including	From (meters)	To (meters)	Interval (meters)	g/t Au	Mineralized Zone
AN12-09		124.8	125.5	0.7	0.77	Muoso East Z1
		192.5	194.5	2	0.63
AN12-10		53.1	55.1	2	1.05	Muoso East Z3
		64.5	67.1	2.6	1.89
AN12-11		64.6	65.3	0.7	1	Muoso East Z3
		71.3	73	1.7	1.48
		100.6	101.6	1	8.74
AN12-12		116	117.5	1.5	3.65	Muoso East Z3
AN12-13		77.7	78.7	1	0.54	Muoso East Z3
		125.7	127.7	2	44.76
		137.7	138.7	1	0.76
AN12-15		48.3	60.3	12	1.7	Muoso East Z2
AK12-18		32.5	34.5	2	1.23	Banso North
		81.4	82.4	1	1.22
		93.4	94.4	1	1.31
		96.4	97.4	1	1.46
		125.8	126.8	1	2.24
		151.3	152.8	1.5	1.29
AK12-19		30.5	31.5	1	1.6	Banso North
		63.5	64.5	1	1.69
		85.5	90.9	5.4	3.12
		93.5	94.5	1	1.19
		143.5	144.5	1	1.11
		158.5	159.5	1	5.94
		184.5	185.5	1	3.33
AK12-21		145	146	1	3.72	Banso North
		174	175	1	4.33
		193	195	2	3.72
		247	249	2	3.15
AK12-22		2.8	4.1	1.3	1.14	Banso North
		70	71	1	1.46
		84	85	1	1.52
AK12-23		93	94	1	7.49	Banso North
		98	99	1	4.2
		126	127	1	1.64
		138	139	1	29.31
		200	201	1	1.58
		210	211	1	27.78
		246	247	1	3.39

Hole #	Including	From (meters)	To (meters)	Interval (meters)	g/t Au	Mineralized Zone
AK12-24		128.7	130.2	1.5	0.58	Banso North
		165.2	166.2	1	1.47
AB12-25		79.5	80.5	1	0.74	Banso South
AB12-27		4	5.2	1.2	1.26	Banso South
		32.2	35.2	3	0.96
		57.7	58.7	1	1.24
		72.7	73.7	1	5.26
		90.7	91.7	1	1.11
		92.7	93.7	1	2.18
AB28-28		5	6.5	1.5	1.74	Banso South
		140	141	1	30.39
		202	203	1	2.87
Note	The main mineralized intersections are shown above, with a cutoff grade of 0.5 g/t Au, including a maximum of five consecutive meters of internal dilution (less than 0.5 g/t gold). No upper cut-off grade was applied. All thicknesses are apparent thickness.

Assay results are still pending for four holes, two holes have no significant results, and two short holes, lost and abandoned, are not to be assayed.

The samples were analyzed by Fire Assay at Intertek Laboratory, in Tarkwa, Western Ghana. Buccaneer Gold Corp. implemented a rigorous quality assurance / quality control (QA/QC) program to ensure best practices in sampling and analysis of drill core.

This first phase of exploration drilling demonstrated the presence of multi-style mineralization in the Banso and Muoso concessions, including the structurally controlled lode gold deposit, typical for the Kibi Gold Belt.

2012 Exploration Program

Buccaneer Gold Corp.’s 2012 exploration program consisted of compilation and interpretation of available data and ongoing field work, including geological mapping, soil geochemistry, trenching and ground magnetic survey. This program was designed to define the next drilling program that will include follow-up drilling on the known mineralization and testing of new selected exploration drill targets.

Soil Geochemistry

Gold soil geochemical surveys were undertaken on selected areas.

A total of 2,746 soil samples have been taken to date (1,866 samples from the Muoso concession and 880 samples from the Banso concession).

The spacing between samples was 25 meters, along the sampling lines. The interval between lines was 100 meters on the Muoso concession. The interval between lines in the Banso concession was 200 meters, in order to cover larger zones. A total of 46 kilometers of lines were cut and marked on the soil sampling grids.

Trenching

Trenches were dug at four different areas in Muoso East and Banso South, to confirm soil anomalies and the orientation of the veins before drilling was commenced. Chip samples were taken at the wall bottom of the trench. Sample length was 2 meters, or adjusted to the thickness of specific veins. A total of 330 meters of trenches were made and 169 samples were taken.

The gold mineralization encountered in Ankaase is typical for the Kibi Gold Belt and exhibits many similar features to Ghana’s main gold belt, the Ashanti Belt. It consists of lode gold deposit, with structurally controlled mineralization.

Typical mineralization occurs in dioritic sills and in meta-volcanic host units, and is characterized by the presence of quartz-carbonate veining and sulphide mineralization.

Resources and Reserves

No mineral resources or mineral reserves have been identified on our Muoso project.

Muoso Mining Lease

The Muoso mining lease is dated January 6, 2011 and is owned and controlled by our company, as to a 90% interest; and is registered to XG Mining, while the remaining 10% free carried interest is held by the Government of Ghana. The Muoso mining lease covers an area of 55.28 square kilometers and has a 13 year term expiring on January 5, 2024. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the Muoso lease area (including processing, storing and transportation of ore and materials). See “Kibi Project – Apapam Mining Lease” for identical terms for the Muoso mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual rental fees payable in the amount of approximately $159 (GH¢280.00) .

The Muoso mining lease further provides that XG Mining shall report forthwith to the government authorities if we discover any other minerals in the Muoso lease area, and will provide XG Mining with the first option to prospect further and to work the said minerals subject to satisfactory arrangements made between XG Mining and the government authorities.

Assignment of Interest

Edum Banso Project

We previously held an interest, from 2005 through 2011, in the Edum Banso project, which is also referred to in this annual report as the Edum Banso concession and is comprised of 20.60 square kilometers. This concession lies at the southern extremity of the Ashanti gold belt in the Western Region of Ghana and is located approximately 235 kilometers west of Accra and 15 kilometers northwest of Takoradi, the regional capital. The north-western extremity of this concession falls within the grounds of the Banso Oil Palm Plantation.

In October, 2005, our wholly-owned subsidiary, XGEL, entered into an option agreement with Adom Mining Limited to acquire 100% of its right, title and interest in and to a prospecting license on the Edum Banso concession. Adom Mining Limited further granted XGEL the right to explore, develop, mine and sell mineral products from this concession. The prospecting license was renewed by Adom Mining Limited for a two year period expiring on July 21, 2013.

We paid $15,000 for the option agreement with additional payments of $5,000 to be paid on the anniversary date of the option agreement in each year during its term which was extended to November 11, 2013. Further net smelter royalty payments, based on proven and probable reserves and gold production, was also payable to Adom Mining Limited.

Assignment of Interest in Edum Banso Project

During 2011, we assigned our interest in the Edum Banso project to Discovery Gold Corporation (formerly Norman Cay Development, Inc.) and received:

  an initial payment of $125,000 (received);

  1,000,000 shares of Discovery Gold Corporation (formerly Norman Cay Development, Inc.), valued at $260,000 on the date of issuance (issued); and

  a final option payment of $135,000 payable in six months from the date of assignment of the option interest (received).

If Discovery Gold Corporation (formerly Norman Cay Development, Inc.) did not exercise its six-month option, the project would revert to our company. Of the payments received, $20,000 reduced the carrying value of the Edum Banso project on the balance sheet and the balance reduced exploration spending in the third quarter of 2011.

Item 4A	Unresolved Staff Comments

Not applicable.

Item 5	Operating and Financial Review and Prospects

A.	Operating Results

Our company’s loss for the year ended December 31, 2012 was $7,631,636 as compared to a loss of $5,794,927 for the year ended December 31, 2011, an increased loss of $1,836,709. Our company’s basic and diluted loss per share for the year ended December 31, 2012 was $0.16 compared to net loss of $0.12 per share for the year ended December 31, 2011. The weighted average number of shares outstanding was 44,698,113 for the year ended December 31, 2012 compared to 43,815,678 for the year ended December 31, 2011. The increase in the weighted average number of shares outstanding can be mostly attributed to the conversion of warrants throughout 2011.

We incurred expenses of $7,062,936 in the year ended December 31, 2012 as compared to $7,713,627 in the year ended December 31, 2011, a decrease of $650,691. The decrease in expenses in the year ended December 31, 2012 can be primarily attributed to a decrease of $1,558,860 in exploration costs to $4,906,777 (2011 - $6,465,637) resulting from less drilling and other exploration activities conducted at our Kibi project. We expense all exploration costs. General and administrative expenses increased in 2012 mostly resulting from non-cash stock based compensation expenses, partly offsetting the decrease in exploration costs.

Exploration work was focused primarily on our Kibi project during the year ended December 31, 2012. Exploration spending of $4.9 million in 2012 reflected conservation of cash while spending in 2011 reflected the funds available from our initial public offering completed in November 2010. Exploration activity in 2012 included drilling of 12,984 meters and trenching of 3,350 meters, while 11,683 drill assays and 3,317 trenching assays were received from the lab. Exploration activity in 2011 included drilling of 21,877 meters and the receipt of 18,853 assays from the lab.

During the first quarter of 2012, we received a final option payment of $135,000 from Discovery Gold Corporation (formerly Norman Cay Development, Inc.) for our Edum Banso project, completing the requirements for the transfer of our interest in this project. Option payments of $315,000 received in 2011 relate to payments by Discovery Gold Corporation and Buccaneer Gold Corp.

General and administrative expenses were $1,986,604 for the year ended December 31, 2012, compared to $1,278,577 for the year ended December 31, 2011. This increase can be primarily attributed to stock-based compensation. This non-cash component of general and administrative expenses was $1,041,591 in 2012 (2011 - $361,239), representing the expense with respect to stock options vested, option terms extended and the grant of new stock options during 2012. The legal, regulatory and marketing costs associated with the continuation of our company to the British Virgin Islands also increased general and administrative expenses in 2012 compared to 2011. Other general and administrative costs included consulting fees, auditor and regulatory filing fees, travel and promotional expenses. Amortization for the year ended December 31, 2012 was $304,555 as compared to $284,413 for the year ended December 31, 2011, an increase of $20,142. The increase in amortization in 2012 resulted as equipment purchased in 2011 was amortized over a full year in 2012.

Other items totaled a loss of $568,700 for the year ended December 31, 2012 compared to a gain of $1,918,700 for the year ended December 31, 2011.

During the year ended December 31, 2012, our company had a foreign exchange gain of $21,684 compared to a gain of $16,028 in the year ended December 31, 2011 which can be attributed to a stronger U.S. dollar in 2012.

Our company’s portfolio of marketable securities had an unrealized loss of $805,953 in the year ended December 31, 2012 compared to an unrealized gain of $212,073 in the year ended December 31, 2011. Our company recognized a $379,363 realized gain on sale of securities in the year ended December 31, 2012 compared to a realized gain of $60,317 from the sale of securities in the year ended December 31, 2011. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which was related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $110,424 (2011 - $53,894) mostly relates to dividends on investment portfolio assets.

During the year ended December 31, 2012, we sold 79.34 ounces of gold for net proceeds of $70,556 (2011 - $1,316,330). There was no placer gold recovery efforts conducted in 2012. However, gold sales relating to our share of some of the placer goldrecovered in 2011 were not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups which paid a portion of their gold receipts to us for the right to work on our projects. We pay all government royalties due on all of the production. This method promotes the local economy while avoiding illegal workings on our projects.

During 2011 a non-core asset was sold and a gain on disposal of $260,058 was recognized.

A warrant expense of $339,589 was recognized in 2012 (2011 - $nil). Canadian dollar denominated warrants were issued with the December 2012 financing. These warrants were deemed to be embedded derivatives since our company’s functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

B.	Liquidity and Capital Resources

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. During the year ended December 31, 2012, our company issued 1,929,000 shares for proceeds of CAD$1,639,650(US$1,660,025) in connection with a private placement and $110,000 in connection with the exercise of 110,000 stock options. In November 2010, our company issued 8,092,593 shares of common stock for proceeds of $10.8 million and 566,482 broker warrants in conjunction with our initial public offering.

At December 31, 2012, accounts payable and accrued liabilities decreased to $404,507 (December 31, 2011 - $745,860), due to a decrease in general business payables. Our cash and cash equivalents as at December 31, 2012 was sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2013 operating plan.

At December 31, 2012, we had total cash and cash equivalents of $2,308,916 (December 31, 2011 - $4,498,753). Working capital as of December 31, 2012 was $1,948,426 ($2,288,015 excluding the warrant liability of $339,589) (December 31, 2011 - $6,629,046). The decrease in cash mostly reflects exploration and administrative spending. During the year ended December 31, 2012, our company sold $1,969,511 in tradeable securities, including $509,565 of interest-bearing debt instruments.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at March 29, 2013, December 31, 2012 and December 31, 2011 were as follows:

	March 29, 2013	December 31, 2012	December 31, 2011
Common Shares	46,539,917	46,539,917	44,569,217
Warrants	964,500	964,500	566,482
Stock Options	2,639,000	2,639,000	2,067,000
Fully diluted	50,143,417	50,143,417	47,202,699

As of the date of this annual report, the exercise of all outstanding warrants and options would raise approximately $3.6 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles. Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2013 budget to carry out our plan of operations is approximately $1,850,000 as disclosed in this annual report under Item 4.A – Information on Xtra-Gold – Business Overview”. These expenditures are subject to change if management decides to scale back or accelerate operations.

We believe that we are adequately capitalized to achieve our operating plan for fiscal 2013. As is typical for junior exploration companies, we will require additional funds from equity sources to maintain the current momentum on our projects. At December 31, 2012, there were no borrowings or capital expenditure commitments made by our company.

Recent Capital Raising Transactions

During December 2012, we completed a private placement and raised $1,660,025 (CAD$1,639,650) from the issuance of 1,929,000 units comprised of 1,929,000 common shares and 964,500 common share purchase warrants. Going Concern

We have incurred net losses of $24,811,380 since inception through December 31, 2012. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2012 and 2011 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

C.	Research and Development, Patents and Licenses

As Xtra-Gold is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.	Trend Information

In 2012, many commodity and stock market indices continued to experience historically high levels of volatility in the face of the global economic uncertainty. In general, financial market conditions continued to improve during the year as global credit markets started to return to a more stable position, investor confidence improved and most economies experienced positive growth.

During 2012, the U.S. dollar was generally in decline, primarily from concerns about the level of U.S. government borrowings and the growing U.S. deficit and from the low interest rates offered on U.S. dollar deposits. The EURO also weakened against the Canadian dollar as a result of low interest rates, concerns about the solvency of certain European economies and the level of sovereign debt in those countries. During 2012, the U.S. dollar strengthened against the Ghanaian Cedi and stayed roughly even against the Canadian dollar.

Gold price volatility in 2012 remained high with the price reaching a high of US$1,791.75 per ounce. During the fourth quarter of 2012, the gold price continued to increase and to be volatile, reaching a high of $1,791.75 per ounce on October 4, 2012 of the December 2012 quarter and a low of $1,540.00 on May 30, 2012. The average market price for 2012 was $1,669 per ounce compared to an average market price in 2011 of $1,572. The tone for the precious metals market in the near future will depend on whether the U.S. dollar will be supported and if the central banks will continue to maintain interest rates at low levels to support economic growth. The continued global easing of monetary policy could lead to higher inflation and further U.S. dollar depreciation in coming years. This dollar depreciation could have a positive impact on gold prices in the future and the long–term upward trend in prices may continue. Conversely, subdued inflation rates and the recovering global economy could put downward pressure on the gold price in the future. Additionally, recent events in Europe could continue to have a positive effect on the gold price.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens, interest in the gold exploration sector could be reduced.

E.	Off-Balance Sheet Arrangements

Our company has no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our company’s material contractual obligations as of December 31, 2012 are set out in the following table.

Payments due by period as of December 31, 2012
		less than	1-3	3-5	more than 5
Contractual Obligations	Total	1 year	years	years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$213,382	$44,148	$88,296	$80,938	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	$213,382	$44,148	$88,296	$80,938	-

G.	Safe Harbor

This annual report, including all exhibits hereto, contains forward-looking statements and forward-looking information. Forward-looking statements are with reference to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts. Words such as “anticipates”, “expects”, “intends”, “plans”, “forecasts”, “projects”, “budgets”, “believes”, “seeks”, “estimates”, “could”, “might”, “should”, and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. These statements include comments regarding the establishment and estimates of mineral reserves and mineral resources, production, production commencement dates, productions costs, cash operating costs per ounce, total cash costs per ounce, grade, processing capacity, potential mine life, feasibility studies, development costs, capital and operating expenditures, exploration, the closing of certain transactions including acquisitions and offerings. All statements, other than statements of historical facts, included in this annual report, our other filings with the SEC and Canadian securities commissions and in news releases and public statements made by our officers, directors or representatives of our company, that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements and forward-looking information.

The following, in addition to the factors described elsewhere in this annual report under “Risk Factors”, are among the factors that could cause actual results to differ materially from the forward-looking statements:

  unexpected changes in business and economic conditions;

  significant increases or decreases in gold prices;

  changes in interest rates and currency exchange rates;

  unanticipated grade changes;

  changes in metallurgy;

  access and availability of materials, equipment, supplies, labor and supervision, power and water;

  determination of mineral resources and mineral reserves;

  availability of drill rigs; changes in project parameters;

  costs and timing of development of new mineral reserves; results of current and future exploration activities;

  results of pending and future feasibility studies; joint venture relationships;

  political or economic instability, either globally or in the countries in which we operate;

  local and community impacts and issues;

  timing of receipt of government approvals; accidents and labor disputes; environmental costs and risks; and

  competitive factors, including competition for property acquisitions; and availability of capital at reasonable rates or at all.

With respect to any forward-looking statement that includes a statement of its underlying assumptions or bases, we believe such assumptions or bases to be reasonable and have formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, we express an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. All subsequent written and oral forward-looking statements attributable to us, or anyone acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we do not undertake any obligations to publicly release any revisions to any forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect unanticipated events that may occur. These forward-looking statements speak only as of the date of this annual report and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth, as of December 31, 2012, the names of the directors and senior management of Xtra-Gold. Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Paul Zyla(5)(6) Oakville, Ontario President, Chief Executive Officer and Director	68	Self-employed consultant to the mining industry. President and Chief Executive Officer of Xtra-Gold Resources Corp. and President and Chief Executive Officer of Buccaneer Gold Corp.	June 1, 2010 (officer) December 22, 2009 (director)	Buccaneer Gold Corp. NV Gold Corporation
Richard Walter Grayston (1)2)(3)(5)(6) Calgary, Alberta Chairman of the Board and Director	68	Certified general accountant and self- employed business consultant providing financial, economic consulting and public company management	March 5, 2007	Buccaneer Gold Corp. SG Spirit Gold Inc. Logan Resources Ltd. Abbastar Resources Corp.
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	48	Self-employed business consultant	March 5, 2007	none
Robert Joseph Casaceli (1)(2)(3)(4)(5)(6) Reno, Nevada Director	64	Consulting geologist to exploration and mining companies	June 1, 2010	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	75	Retired businessman	June 11, 2011	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
John C. Ross (5)(6) Toronto, Ontario Chief Financial Officer	54	Chartered accountant	July 19, 2010	none
Yves P. Clement (5)(6) Vancouver, British Columbia Vice-President, Exploration	48	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	none
Victor Nkansa (5)(6) Accra, Ghana Vice-President, Ghana Operations	55	Chartered accountant and Vice-President, Ghana Operations of Xtra-Gold Resources Corp.	December 22, 2009	none
James Longshore (5)(6) Rose Island, Bahamas General Manager, Ghana Operations	46	Self-employed business consultant	January 3, 2009	none

(1)

Member of Audit Committee. All members of the Audit Committee are financially literate and all members are independent. “Financially literate” and “independent” have the meaning ascribed to those terms in National Instrument 52-110 – Audit Committees and in the Marketplace Rules of the NASDAQ (National Association of Securities Dealers Automated Quotations).

(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	There is no family relationship between any of the persons named above.
(5)

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

(6)

A brief description of the business experience, functions and areas of experience in our company, as well as the principal business activities of the directors and senior management of Xtra-Gold are set forth below.

Paul Norman Zyla
President, Chief Executive Officer and Director

Mr. Zyla was appointed President and Chief Executive Officer of our company as of June 1, 2010 and has been a director of our company since December 2009. He formerly served as our President, Chief Executive Officer, Secretary and Treasurer and a director from November 2003 to August 2005. Mr. Zyla has over 26 years of resource-based public company experience. Since September 1993 to the date of this annual report, Mr. Zyla has been a self-employed consultant to the mining industry.

Mr. Zyla graduated from the University of Toronto with a Bachelor of Science degree in 1966.

During the prior five years, Mr. Zyla has been an officer and/or director of the following public companies:

Name of Company	Position(s) Held	Term of Office
Buccaneer Gold Corp. (1)	President, Secretary-Treasurer and Director	November 2009 to present
NV Gold Corporation (2)	Director	October 2011 to present

(1)	Buccaneer Gold Corp. (formerly Verbina Resources Inc.) is mineral exploration TSXV listed issuer.
(2)	NV Gold Corporation is mineral exploration TSXV listed issuer.

As at the date of this annual report, Mr. Zyla devotes approximately 60% of his time in consulting services to our company on a month-to-month basis (see “Management Consulting Agreements - Consulting Arrangements with President and Chief Executive Officer”). He provides 40% of his time to unrelated companies. Mr. Zyla has not entered into a non-competition and non-disclosure agreement with our company.

Richard Walter Grayston Chairman and Director

Mr. Grayston was appointed as Chairman and a director of our company in March 2007. Since 1985, Mr. Grayston has been a self-employed business consultant with more than 27 years of experience in financial and economic consulting and public company management including preparation of valuations, feasibility studies, capital budgeting, financial reorganizations, profit improvement studies and business plans and going public and business brokerage during which time he has provided his consulting services to oil and gas, mineral exploration, technology, manufacturing, retail and wholesale consumer businesses.

Mr. Grayston received a Ph.D. in Finance and Economics from the University of Chicago in 1971, a MBA from the University of Chicago in 1969, a BA of Commerce from the University of British Columbia in 1966 and has been a certified general accountant since 1977.

During the prior five years, Mr. Grayston has been an officer and/or director of the following public companies.

Name of Company	Position(s) Held	Term of Office
Abbastar Resources	President, Chief Executive Officer and Director	December 2012 to present
Logan Resources Ltd. (1)	Director	July 2012 to present
Camex Energy Corp. (2)	President, Chief Executive Officer and Director	March 2012 to December 2012
Intensity Company Inc. (3)	President, Chief Executive Officer and Director	December 2011 to September 2012
Buccaneer Gold Corp. (4)	Director	November 2009 to present
SG Spirit Gold Inc. (5)	President and Chief Executive Officer Interim Chief Financial Officer and	October 2009 to October 2011 October 2009 to January 2010
	Director	November 2009 to present
	Vice President, Finance	August 2008 to December 2009
	Chief Financial Officer	August 2008 to December 2009
Ranger Canyon Energy Inc. (6)	Director	May 2008 to September 2011
	Chief Executive Officer and	October 2008 to September 2011
	Chief Financial Officer	October 2008 to September 2011
New Cantech Ventures Inc. (7)	Director	January 1991 to May 2008

(1)	Abbastar Resources Corp. . is a mineral exploration TSXV listed issuer.
(2)	Logan Resources Ltd. is a mineral exploration TSXV listed issuer.
(3)	Camex Energy Corp. is a NEX-listed issuer.
(4)	Intensity Company Inc. is an industrial TSXV listed issuer.
(5)	Buccaneer Gold Corp. is a mineral exploration TSXV listed issuer.
(6)	SG Spirit Gold Inc. (formerly Ruby Red Resources Inc.) is a mineral exploration TSXV listed issuer.
(7)	Ranger Canyon Energy Inc. is a private Alberta, Canada oil and gas company seeking listing on the TSXV.
((8)	New Cantech Ventures Inc. is an oil and gas and mineral exploration (diamonds and gold) TSXV listed issuer.

Peter Minuk
Secretary and Treasurer and Director

Mr. Minuk was appointed as Vice-President, Finance and a director of our company in March 2007. He resigned as Vice-President, Finance effective January 31, 2009 and was subsequently appointed Secretary and Treasurer on August 11, 2009 following the resignation of Kiomi Mori from this office. Mr. Minuk has more than 24 years of experience in finance and investment as well as experience in project management, training and developing staff and client relationships. From February 1, 2009 to May 31, 2009, he provided limited consulting services to our company. From April 2, 2011 to the date of this annual report, Mr. Minuk has been providing freelance management and consulting services to unrelated companies. From June 1, 2009 to April 1, 2011, Mr. Minuk was a business analyst consultant for Industry Canada where he was responsible for reviewing proposals relating to regional development of public infrastructure projects and providing oversight over 40 projects assigned to him by the Fed Dev Ontario which is responsible for administering a variety of government stimulus programs, resources and initiatives for the southern Ontario region. Before joining our company, from 1990 to 2006, Mr. Minuk was employed by BMO InvestorLine in connection with implementing project management protocols. Mr. Minuk received a Masters Certificate in Project Management from the Schulich School of Business, York University in 2005. He obtained his Fellow of the Canadian Securities Institute in 1989 and completed the Business Administration program from Southern Alberta Institute of Technology in 1985.

During the prior five years, Mr. Minuk has been an officer and/or director of the following public companies.

Name of Company	Position(s) Held	Term of Office
Buccaneer Gold Corp. (1)	Corporate Secretary	April 2011 to present

(1)	Buccaneer Gold Corp. is a mineral exploration TSXV listed issuer.

As at the date of this annual report, Mr. Minuk devotes approximately 25% of his time in consulting services to our company. He provides 75% of his time to unrelated companies. There is no management consulting agreement in force at this time nor has Mr. Minuk entered into a non-competition and non-disclosure agreement with our company.

Robert Joseph Casaceli Director

Mr. Casaceli was appointed as a director of our company in June 2010. Mr. Casaceli is currently a consultant to the mining industry and served as Chief Geologist for Franco-Nevada Corporation from 2008 to March 2010. Mr. Casaceli has also served as President and Chief Executive Officer of Franc-Or Resources (now Crocodile Gold Inc.) from 1996 to 2008. Mr. Casaceli has been involved in the design, funding and implementation of numerous reconnaissance and advanced-stage exploration projects and prospect/mine evaluations in over 50 countries.

Mr. Casaceli received a M.S. in Geology from Oregon State University and a B.A. in Geology from the University of Colorado. During the prior five years, Mr. Casaceli has been an officer and/or director of the following public companies.

Name of Company	Position(s) Held	Term of Office
Creso Exploration Inc. (1)	President and Chief Executive Officer	July 2010 to November 2011
Franc-Or Resources Corporation (2)	President and Chief Executive Officer	1996 to 2008

(1)	Creso Exploration Inc. is a mineral exploration TSXV listed issuer.
(2)	Pursuant to a business combination in 2009, Franc-Or Resources Corporation is now Crocodile Gold Inc., a gold exploration and mining TSX listed issuer.

James Harold Schweitzer
Director

Mr. Schweitzer was appointed as a director of our company in June 2011. Mr. Schweitzer was employed in the securities sector of the investment industry in Canada in various capacities for 55 years and retired in June 2011. He was employed as a registered representative with Haywood Securities Inc. from February 2003 to June 2011, when he resigned from Haywood. His former employment as a registered representative of Haywood Securities Inc. was approved by the Investment Dealers Association of Canada. As a registered representative, Mr. Schweitzer acted as an account executive and investment advisor for clients and was licensed to provide advice to clients as to which securities (primary resource stocks) a client can buy and sell. Prior to that, Mr. Schweitzer became a director and shareholder in the brokerage firm of Wills Bickle and Co. Ltd. in 1975. In 1979, he joined McDermid Miller and McDermid as a registered representative and was appointed as a trading officer for Ontario and was in charge of its Toronto branch office until its merger with St. Lawrence Securities in 1984. Mr. Schweitzer remained with McDermid Miller and McDermid through two mergers with other brokerage firms until 2000 when Raymond James Financial Inc. acquired the then named firm of Goepel McDermid Inc. He resigned as registered representative of Raymond James Financial Inc. in February 2003.

During the prior five years, Mr. Schweitzer has been an officer and/or director of the following public companies:

Name of Company	Position(s) Held	Term of Office
Ranger Canyon Energy Inc. (1)	Director	May 2008 to September 2011

(1)	Ranger Canyon Energy Inc. is a non-trading company that is required to file reports on SEDAR (the Canadian equivalent of EDGAR).

John C. Ross
Chief Financial Officer

Mr. Ross was appointed Chief Financial Officer of our company in July 2010. Mr. Ross has been involved with resource-based companies for over 20 years in various roles and capacities. Over the last three years, Mr. Ross has served as Chief Financial Officer, on a part time basis, to U308 Corp., Tri Origin Exploration Ltd., Colossus Minerals Inc., Cronus Resources Ltd., and SonnenEnergy Corp.

Mr. Ross obtained his Chartered Accountant designation from the Institute of Chartered Accountants of Ontario in 1987, an M.B.A. from the University of Western Ontario and a B.A. in Economics and Mathematics from the University of Western Ontario. During the prior five years, Mr. Ross has been an officer and/or director of the following public companies:

Name of Company	Position(s) Held	Term of Office
U308 Corp.(1)	Chief Financial Officer	June 2010 to present
Tri Origin Exploration Ltd. (2)	Chief Financial Officer	January 2010 to January 2011

(1)	U308 Corp. is mineral exploration TSX listed issuer.
(2)	Tri Origin Exploration Ltd. is mineral exploration TSXV listed issuer.

As at the date of this annual report, Mr. Ross devotes approximately 20% of his time in consulting services to our company pursuant to a management consulting agreement (see “Management Consulting Agreements - Management Consulting Agreement with Chief Financial Officer”). He provides 80% of his time to unrelated companies. Mr. Ross has not entered into a non-competition and non-disclosure agreement with our company.

Yves Pierre Clement, P. Geo. Vice-President, Exploration

Mr. Clement was appointed Vice-President, Exploration of our company in May 2006. Mr. Clement has over 25 years experience in the generation, evaluation and development of a wide variety of mineral resources hosted by a broad spectrum of geological environments in Canada and South America. Before joining our company, Mr. Clement was senior project geologist for Lake Shore Gold Corp. in the Timmins lode gold camp from August 2005 to April 2006 and was formerly exploration manager for Aurora Platinum Corp.’s Sudbury operations from August 2000 to July 2005. Before joining Aurora, Mr. Clement was senior project geologist/exploration manager for Southwestern Resources Corp. where he was responsible for the generation of precious and base metal exploration opportunities in Peru and Chile. Mr. Clement’s experience will allow us to further maximize the value of our existing portfolio of projects, as well as allowing us to expand our strategy of growth through strategic acquisitions.

During the prior five years, Mr. Clement has been an officer and/or director of the following public companies:

Name of Company	Position(s) Held	Term of Office
Ginguro Exploration Inc. (1)	Vice President, Exploration	March 2005 to July 2009

(1)	Ginguro Exploration Inc. is a gold exploration TSXV listed issuer.

As of the date of this annual report, Mr. Clement devotes approximately 70% of his time in consulting services to our company pursuant to a management consulting agreement (see “Management Consulting Agreements - Management Consulting Agreement with Vice-President, Exploration”). He provides 30% of his time to unrelated companies. Mr. Clement has not entered into a non-competition and non-disclosure agreement with our company.

Victor Nkansa, CA, BA, Economics, MBA, Finance
Vice-President, Ghana Operations

Mr. Nkansa was appointed as Vice-President, Ghana Operations of our company in December 2009. His responsibilities include overseeing our operations in Ghana under the supervision of our President and CEO, Paul Zyla and James Longshore, who is the President and General Manager of our Ghanaian subsidiaries. Mr. Nkansa is also the Secretary and a director of our Ghanaian subsidiaries. Mr. Nkansa is familiar and experienced with respect to obtaining mining leases, prospecting and reconnaissance licenses and the government regulations relating thereto and is knowledgeable in connection with environmental and forestry issues, immigration and customs affairs. His experience and background will assist us with respect to acquiring approvals, prospecting licenses, mining leases and related permits and renewals from the relevant government authorities to advance our operations in Ghana and acting as our primary government liaison in connection therewith. Mr. Nkansa has more than 27 years of business experience, the last 13 years of which have been in the mining industry. Since 2004, he has been the Controller of our Ghanaian subsidiaries where his responsibilities include the provision of accounting services and assisting with the facilitation of license renewals with respect to our property interests.

During the prior five years, Mr. Nkansa has not been an officer and/or director of any other public companies.

As at the date of this annual report, Mr. Nkansa devotes a variable amount of his time in consulting services to our company on a month to month “as needed” basis (see “Termination of Employment, Change in Responsibilities and Employment Contracts - Consulting Arrangements with Vice-President, Ghana Operations”). Mr. Nkansa has not entered into a non-competition and non-disclosure agreement with our company.

James Longshore

General Manager, Ghana Operations

Mr. Longshore is a co-founder of Xtra-Gold and formerly served as our company’s President, Chief Executive Officer and Chief Financial Officer from March 4, 2007 to June 1, 2010 and a director from September 1, 2006 to June 1, 2010. Mr. Longshore has been overseeing our operations in Ghana as the General Manager of our subsidiaries, XG Mining and XGEL since 2009. Mr. Longshore has more than 18 years of business investment experience in resource companies.

During the prior five years, Mr. Longshore has not been an officer and/or director of any other public companies.

As of the date of this annual report, Mr. Longshore devotes a majority of his time in consulting services to our company on a month-to-month basis (see “Termination of Employment, Change in Responsibilities and Employment Contracts - Consulting Arrangements with General Manager, Ghana Operations”). Mr. Longshore oversees the administrative and exploration activities relating to our projects. Mr. Longshore has not entered into a non-competition and non-disclosure agreement with our company.

B.	Compensation

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2012.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)	Option- based awards (1) (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
Paul Zyla	Director President	2012 2012	8,001 35,910 (2)	183,545		8,001 (3) 219,455 (3)
Richard W. Grayston	Director	2012	8,001	-		8,001 (3)
Peter Minuk	Director Secretary and Treasurer	2012 2012	6,000 8,229	-		6,000 (3) 8,229 (3)

Name	Position	Year	Compensation (US$)	Option- based awards (1) (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
Robert J. Casaceli	Director	2012	6,000	-		6,000
James H. Schweitzer	Director	2012	6,000	-		6,000 (3)
John C. Ross	Chief Financial Officer	2012	21,446 (2)	-		21,446 (3)
Yves P. Clement	Vice-President, Exploration	2012	149,625 (2)	-		149,625 (3)
Victor Nkansa	Vice-President, Ghana Operations	2012	34,754 (2)	-		34,754
James Longshore	General Manager, Ghana Operations	2012	120,000 (4)	233,713		353,713

(1)

The fair value of these options has been calculated in accordance with ASC718 under US GAAP. The grant date fair value does not materially differ from that calculated under the CICA Handbook or International Financial Reporting Standards. The methodology used to calculate the grant date fair value was the Black-Scholes method, with a volatility assumption of 83.64%, an expected life of 7.5 years and an interest free rate of 1.75%.

(2)	See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for consulting arrangements and/or consulting contracts with our company.
(3)	The compensation noted above under “Total Compensation” was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$1.00.
(4)

The consulting fees under “Compensation” were paid to Brokton International Ltd., a company of which Mr. Longshore is the sole officer, director and shareholder, for the provision of consulting services as the general manager of XG Mining and XGEL (see “Consulting Arrangements with General Manager, Ghana Operations”).

Stock Options Granted in 2012

During our fiscal year ended December 31, 2012, stock options were granted to the following members of our senior management.

Name	Date of Grant	Options Granted	Exercise Price	Expiry Date
Paul Zyla	December 31, 2012	300,000	$0.85	December 31, 2022
James Longshore	December 31, 2012	382,000	$0.85	December 31, 2022

During our fiscal year ended December 31, 2012, no stock options were granted to the directors of our company.

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2012

The terms of the following management consulting agreements were determined by our Compensation Committee and subsequently approved by our Board of Directors. As at the date of this annual report, our Compensation Committee has complete authority to determine the amount of compensation to be paid and the other terms of management compensation. At the time of entering into the agreements, our Compensation Committee did not consult with any consultants or other third parties in determining the amount of compensation to be paid under the management consulting agreements.

During the fiscal year, our Compensation Committee considered and determined the compensation be paid to Mr. Zyla as noted under “Consulting Arrangements with President and Chief Executive Officer”. In determining the compensation to be paid to Mr. Zyla, our Compensation Committee considered a number of factors including the scope of his duties and responsibilities to our company, the time he devotes to our business, his length of services to our company and industry standards for compensation paid for similar positions in other comparable reporting companies. Our Compensation Committee did not consult with any experts or other third parties in fixing the amount of Mr. Zyla’s compensation.

During the fiscal year, Mr. Longshore received a compensation package, through Brokton International Ltd., for providing his consulting services as general manager to XG Mining and XGEL as noted under “Consulting Arrangements with General Manager, Ghana Operations”. Mr. Longshore was reimbursed for out-of-pocket expenses incurred on behalf of our company in connection with carrying out his duties and responsibilities. The terms of any future compensation to be paid to Mr. Longshore will be determined by our Compensation Committee. At such time, our Compensation Committee will consider a number of factors in determining Mr. Longshore’s compensation including the scope of his duties and responsibilities to our company and our subsidiaries, the time he devotes to our business, his length of service to our company and industry standards for compensation paid for similar positions in other comparable reporting companies and whether to consult with any experts or third parties in fixing such compensation.

During the fiscal year, our Compensation Committee considered and determined compensation be paid to Mr. Clement as noted under “Management Consulting Agreement with Vice-President, Exploration”. In determining the compensation to be paid to Mr. Clement, our Compensation Committee considered a number of factors including the scope of his duties and responsibilities to our company and our subsidiaries, the time he devotes to our business, his length of service to our company and industry standards for compensation paid for similar positions in other comparable reporting companies. Our Compensation Committee did not consult with any experts or other third parties in fixing the amount of Mr. Clement’s compensation.

Consulting Arrangements with President and Chief Executive Officer

Our Chief Executive Officer, Paul Zyla, provides the stewardship of our company, oversees day-to-day managerial functions of our business, reviews all business opportunities, reports to our Board of Directors and performs the duties and responsibilities generally associated with being the most senior executive of a reporting company. As of the date of this annual report, Mr. Zyla provides his services to our company on a month-to-month basis and is paid CAD$3,000 (USD$3,000) per month to provide the foregoing services. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Chief Executive Officer if his services are terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Chief Financial Officer

Our Chief Financial Officer, John Ross, provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties. We entered into a management consulting agreement with our Chief Financial Officer effective September 1, 2010 for the provision of his services to our company. This agreement is not for a defined term. Mr. Ross is paid CAD$500 (USD$500) per day and is reimbursed for certain expenses incurred in performing his duties to our company. Our company may give written notice to our Chief Financial Officer of our intention to terminate this agreement on the date therein specified in the notice which shall in any event be a date at least 15 and not more than 30 days after giving of such notice. Mr. Ross may terminate this agreement at any time upon providing our company with 60 days’ notice. There is no provision for a payment to be made to our Chief Financial Officer if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, meets with government authorities and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors’ approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects. On March 1, 2011, we entered into a management consulting agreement with Mr. Clement for a term of three years which will expire on March 1, 2014. Mr. Clement is paid CAD$12,500 (USD$12,500) per month to provide the foregoing services and is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Consulting Arrangements with Vice-President, Ghana Operations

Our Vice-President, Ghana Operations, Victor Nkansa, oversees our operations in Ghana under the supervision of our President and CEO, Paul Zyla and James Longshore, who is the President and General Manager of our Ghanaian subsidiaries. Mr. Nkansa is also the Secretary and a director of our Ghanaian subsidiaries. His primary responsibilities are the provision of accounting services and assisting with the facilitation of obtaining mining leases, operating permits and prospecting license or renewals with respect to our property interests and acting as our primary liaison with the Government of Ghana. As of the date of this annual report, our Vice-President, Ghana Operations is paid $2,500 per month by XG Mining to provide his consulting services on a month to month “as needed” basis. There is no provision for a payment to be made to our Vice-President, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Consulting Arrangements with General Manager, Ghana Operations

The consulting services of James Longshore, as our General Manager, Ghana Operations is provided by Brokton International Ltd. through which he oversees administrative and exploration activities relating to our projects. As of the date of this annual report, Brokton International Ltd. provides Mr. Longshore’s services to our company on a month-to-month basis and is paid $10,000 per month to provide the foregoing services. Brokton International Ltd. is reimbursed for certain expenses incurred by Mr. Longshore in performing his duties to our Ghanaian subsidiaries. There is no provision for a payment to be made to Brokton International Ltd. if Mr. Longshore’s services are terminated without cause or for additional compensation in the event of a change in responsibilities.

C.	Board Practices

Election of Directors

The directors of Xtra-Gold are elected annually and hold office until the earlier occurrence of the next annual general meeting of our shareholders is held, their successors in office are duly elected or appointed or a director resigns. We have not entered into service contracts with any directors of our company or any of our subsidiaries providing for benefits upon termination of employment.

Board Committees

Our Board of Directors has established three committees, an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”). The members of these committees do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any cash remuneration for acting as members of the committees, however committee members may be awarded additional stock options for each committee served on There are no director service contracts between Xtra-Gold and its directors providing for benefits upon termination of employment. The members of these committees are comprised entirely of independent non-related directors.

Our Board of Directors has adopted a written charter for the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee as summarized below.

Audit Committee

While we are not currently subject to any law, rule or regulation in the United States requiring that we establish or maintain an audit committee, as a reporting issuer in Canada, we are required to comply with National Instrument 52-110 – Audit Committees (“NI 52-110”), adopted by the Canadian Securities Administrators, which states in part that every issuer must have an audit committee that complies with the requirements of the instrument. Prior to our company becoming a reporting issuer in Canada in November 2010, our Board of Directors determined it advisable and in the best interests of our shareholders to establish an audit committee (the “Audit Committee”) in November 2009.

Our Audit Committee assists our Board of Directors in fulfilling its oversight responsibility relating to:

  the integrity of our financial statements;

  our compliance with legal and regulatory requirements; and

  the qualifications and independence of our independent registered public accountants.

Our Audit Committee has adopted a written charter pursuant to which the Audit Committee provides:

  an independent review and oversight of our company's financial reporting processes, internal controls and independent auditors;

  a forum separate from our management in which auditors and other interested parties can candidly discuss concerns. By effectively carrying out its functions and responsibilities, our Audit Committee helps to ensure that:

  our management properly develops and adheres to a sound system of internal controls;

  procedures are in place to objectively assess our management's practices and internal controls; and

  the outside auditors, through their own review, objectively assess our company's financial reporting practices.

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company.

Our Audit Committee is composed of three directors; namely Richard Grayston, who is also Chair of our Audit Committee, Robert Casaceli and James Schweitzer, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Board of Directors Independence

Our Board of Directors consists of five members; namely Richard Grayston (Chair), Paul Zyla, Peter Minuk, Robert Casaceli and James Schweitzer. Our Board of Directors has determined that Richard Grayston, Robert Casaceli and James Schweitzer are independent within the within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. Paul Zyla and Peter Minuk are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a “material relationship” with our company.

Nominating and Corporate Governance Committee

We established our Nominating and Corporate Governance Committee in November 2009. The Nominating and Corporate Governance Committee has adopted a written charter pursuant to which the committee:

  recommends the slate of director nominees for election to our Board of Directors;
  identifies and recommends candidates to fill vacancies on our Board of Directors;
  reviews the composition of our Board of Directors’ committees; and
  monitors compliance with, reviews and recommends changes to our various corporate governance policies and guidelines.

This committee also prepares and supervises our Board of Directors’ annual review of director independence and our Board of Directors’ annual self-evaluation. The Nominating and Corporate Governance Committee is composed of three directors; namely Richard W. Grayston, Robert J. Casaceli and James Schweitzer, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

A majority of the persons serving on our Board of Directors must be “independent”. The Nominating and Corporate Governance Committee has considered transactions and relationships between each director or any member of his immediate family and us or our affiliates, including those reported under “Related Party Transactions” below and also reviewed transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. As a result of this review, the committee affirmatively determined that each of Messrs. Grayston, Casaceli and Schweitzer are independent.

Nomination of Directors

The Nominating and Corporate Governance Committee considers all qualified candidates for our Board of Directors identified by members of the committee, by other members of our Board of Directors, by senior management and by our stockholders. The committee reviews each candidate including each candidate’s independence, skills and expertise based on a variety of factors, including the person’s experience or background in management, finance, regulatory matters and corporate governance. When identifying nominees to serve as director, the Nominating and Corporate Governance Committee seeks to create a Board of Directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance. In addition, before nominating an existing director for re-election to our Board of Directors, the Nominating and Corporate Governance Committee considers and reviews an existing director’s Board of Directors’ and committee meeting attendance and performance, length of Board of Directors’ service, experience, skills and contributions that the existing director brings to our Board of Directors, equity ownership in our company and independence.

The committee follows the same process and uses the same criteria for evaluating candidates proposed by members of our Board of Directors, members of senior management and stockholders. Based on its assessment of each candidate, the committee recommends candidates to our Board of Directors. However, there is no assurance that there will be any vacancy on our Board of Directors at the time of any submission or that the committee will recommend any candidate for our Board of Directors.

In addition to the each of the individual skills and background described above, our Nominating and Corporate Governance Committee and our Board of Directors also concluded that each of these individuals will continue to provide knowledgeable advice to our other directors and to senior management on numerous issues facing our company and on the development and execution of our strategy.

Compensation Committee

We established a Compensation Committee in November 2009. The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans. Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee’s charter authorizes the committee to retain an independent consultant, no third party compensation consultant was engaged for 2010. The Compensation Committee is composed of three directors; namely Richard Grayston, Robert Casaceli, who is also Chair of our Compensation Committee, and James Schweitzer, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Risk Management

We separate the role of our Chief Executive Officer and the Chairman of our Board of Directors. Our management has approval limits which it must not exceed without approval from our Board of Directors. These approval limits span hiring, asset purchases and the issuance of shares. Our Board of Directors administers its oversight function through three sub-committees which report to our full Board of Directors, being our Audit Committee, our Nominating and Corporate Governance Committee and our Compensation Committee. We are a very small company at this time and consider five members for our Board of Directors to be adequate for the purpose of directing its activities. Our Board of Directors self-assesses on an ongoing basis and has the scope to increase its size if the need is determined.

D.	Employees

As at the date of this annual report, our company has no salaried employees. Our President and Chief Executive Officer provides our company with his consulting services and devotes approximately 60% of his time to our company. Our Chief Financial Officer provides our company with his consulting services and devotes approximately 20% of his time to our company. Our Vice-President, Exploration provides our company with his consulting services and devotes approximately 70% of his time in consulting services to our company. We further engage the consulting services of our Vice-President, Ghana Operations for our Ghanaian subsidiaries, who devotes a variable percentage of his time to our company on an “as needed” basis. We also engage the consulting services of our General Manager of our Ghanaian subsidiaries who devotes a majority of his time to our subsidiaries. We also engage the consulting services of our Secretary and Treasurer with respect to corporate and administrative services who devotes a variable percentage of his time to our company on an “as needed” basis.

E.	Share Ownership

The following table sets forth, as of the date of this annual report, the number of common shares of our company beneficially owned by the directors and members of senior management of Xtra-Gold, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)
Paul Zyla (3)	common	396,250	1.73%	1.73%
Richard W. Grayston (4)	common	48,000	0.60%	0.60%
Peter Minuk (5)	common	20,000	0.37%	0.37%
Robert J. Casaceli (6)	common	0	0.23%	0.23%
James H. Schweitzer (7)	common	200,000	0.66%	0.66%
John C. Ross (8)	common	0	0.19%	0.17%
Yves P. Clement (9)	common	0	0.91%	0.91%
Victor Nkansa (10)	common	0	0.06%	0.05%
James Longshore (11)	common	2,894,855	7.58%	7.58%
Directors and Officers as a Group		3,559,105	12.34%	12.34%

(1)

Based on 46,539,917 common shares outstanding as at March 28, 2013 and as if all of the options (2,147,000 as a group) were exercised and common share purchase warrants (30,000 as a group) held by directors and officers were converted to common shares.

(2)

Based on 46,539,917 common shares outstanding as at March 28, 2013 and as if only the vested options (2,089,000 as a group) and common share purchase warrants (30,000 as a group) held by directors and officers were converted to common shares.

(3)	Paul Zyla owns 396,250 common shares and holds a total of 408,000 stock options with exercise prices and expiry dates as set out in the table below.
(4)

Richard W. Grayston owns 48,000 common shares and holds a total of a total of 225,000 stock options with exercise prices and expiry dates as set out in the table below and 5,000 common share purchase warrants with a conversion price of CAD$1.00 (US$1.00) per share which, if unconverted, will expire on December 21, 2014.

(5)	Peter Minuk owns 20,000 common shares and holds a total of 150,000 stock options with exercise prices and expiry dates as set out in the table below.
(6)	Robert J. Casaceli holds 108,000 stock options with an exercise price and expiry date as set out in the table below.
(7)	James H. Schweitzer owns 200,000 common shares and holds 108,000 stock options with an exercise price and expiry date as set out in the table below.
(8)	John Ross holds 90,000 stock options with an exercise price and expiry date as set out in the table below.
(9)	Yves P. Clement holds a total of 424,000 stock options with exercise prices and expiry dates as set out in the table below.
(10)	Victor Nkansa holds 27,000 holds stock options with exercise prices and expiry dates as set out in the table below.
(11)

James Longshore owns 2,894,855 common shares of which 120,000 common shares are owned directly, 2,000,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 774,855 common shares are owned indirectly through Sausilito Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore. Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table. Mr. Longshore holds a total of 607,000 stock options with exercise prices and expiry dates as set out in the table below and 25,000 common share purchase warrants with a conversion price of CAD$1.00 (US$1.00) per share which, if unconverted, will expire on December 21, 2014.

Options to Purchase Securities

2011 10% Rolling Stock Option Plan

On May 12, 2011, our Board of Directors considered and believed that it was advisable and in the best interests of our company to terminate our fixed 2005 Equity Incentive Compensation Plan and authorized, approved and adopted our 2011 10% rolling stock option plan (the “2011 Plan”). Our 2011 Plan was approved by our shareholders at our annual and special shareholders’ meeting held on June 10, 2011 and we received final acceptance of our 2011 Plan from the TSX on July 13, 2011.

Pursuant to our 2011 Plan, our company may issue no more than 10% of our issued and outstanding common shares in the aggregate from time to time, and a maximum of 5% of the common shares may be issued to any one director, officer, key employee or other eligible person, except consultants, in any 12 month period, unless disinterested stockholder approval is obtained. The maximum number of common shares that may be issued to a consultant under our 2011 Plan in a 12 month period shall not exceed 2% of the common shares outstanding. The number of securities issuable to our company’s insiders (as defined in National Instrument 55-104 – Insider Reporting Requirements), at any time, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities and the number of securities issued to insiders, within any one-year period, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities. Common shares used for stock grants and our 2011 Plan options may be authorized and unissued common shares or common shares reacquired by our company. Common shares covered by our 2011 Plan options which terminate unexercised or common shares subject to stock awards which are forfeited or cancelled will again become available for grant as additional options or stock awards, without decreasing the maximum number of common shares issuable under our 2011 Plan.

Upon adoption of our 2001 Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our 2011 Plan, and the former plan was terminated. As at the date of this annual report, 4,366,117 common shares have been reserved for issuance under our 2011 Plan. During the fiscal year, 110,000 options were exercised by a consultant. As at the date of this annual report, there are 2,639,000 options outstanding to purchase an aggregate of 2,639,000 common shares (taking into account the exercise of 110,000 options in January 2012). The 2,639,000 common shares reserved for the exercise of 2,639,000 options represent 5.67% of the 46,539,917 common shares currently outstanding. Options to purchase 4,653,991 common shares are currently available for grant under our 2011 Plan, being 10% of the 46,593,917 shares of common stock currently outstanding less the 2,639,000 shares reserved for the 2,639,000 options currently outstanding.

The period during which options may be exercised shall be determined by our Board of Directors in its discretion, to a maximum of 10 years from the date that the option is granted and the options shall vest on the date of the grant, except that options issued to persons employed in investor relations activities must vest in stages over not less than 12 months with no more than one-quarter of the options vesting in any three month period. On February 29, 2012, our Board of Directors approved an amendment to certain stock option agreements in connection with options previously granted to insiders of our company whereby the option exercise term would be extended to the maximum allowable exercise period of 10 years from the date of the original grant date of such options, subject to regulatory acceptance and disinterested shareholder approval. In accordance with Section 613(a) of the TSX Company Manual, an extension of the exercise term under a security based compensation agreement, benefitting an insider of a company, requires disinterested security holder approval. At our annual and special meeting of shareholders held on June 7, 2012, we obtained disinterested shareholder approval with respect to the extension of the option exercise term for an aggregate of 1,615,000 options previously granted to insiders of our company.

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2012, as well as the number of options granted to directors and all consultants as a group. The exercise prices of the stock options are stated in United States dollars.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
Paul Zyla	President and CEO and Director	108,000 300,000	$1.00 CAD$0.85	January 25, 2020 December 31, 2022
Richard W. Grayston	Chairman of the Board and Director	162,000 63,000	$0.75 $1.00	May 1, 2017 June 1, 2020
Peter Minuk	Secretary and Treasurer and Director	108,000 42,000	$0.75 $1.00	May 1, 2017 June 1, 2020
Robert J. Casaceli	Director	108,000	$1.00	February 1, 2020
James H. Schweitzer	Director	108,000	$1.85	June 10, 2021
John C. Ross	Chief Financial Officer	90,000	$1.15	July 1, 2020
Yves P. Clement	Vice-President, Exploration	324,000 100,000	$0.70 $1.95	May 1, 2016 March 1, 2021

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
Victor Nkansa	Vice-President, Ghana Operations	12,000 15,000	$1.00 $1.95	June 1, 2020 March 1, 2021
James Longshore	General Manager, Ghana Operations	162,000 63,000 382,000	$0.75 $1.00 CAD$0.85	May 1, 2017 June 1, 2020 December 31, 2022

As a group, nine officers and directors hold 2,147,000 stock options as at December 31, 2012.

As a group, nine officers and directors and seven consultants hold 2,639,000 stock options as at December 31, 2012.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Our company is a publicly owned BVI company and our common shares are owned by residents of the United States, Canada and other foreign residents. To the extent known to our company, our company is not directly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. To the extent known to our company, there are no arrangements, the operation of which may at a subsequent date result in a change in control of our company.

Our company’s registered shareholders’ list for our common shares, dated April 1, 2013, showed 152 registered shareholders and 46,539,917 shares outstanding of which 13 of these registered shareholders were U.S. residents including one that is a depository for U.S. residents resulting in U.S. residents owning 33,533,750 common shares representing 72.05% of the issued and outstanding shares of Xtra-Gold.

The following table lists the only persons or companies, known by our company, to beneficially own more than 5% of our voting securities. There has been no significant change in the percentage ownership held by any major shareholders during the past three years. Our company’s major shareholders do not have different voting rights.

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS
James Longshore (1)(2)	common	2,894,855	7.58% (2)
Mark McGinnis (3)(4)	common	3,164,517	6.80% (4)

(1)

James Longshore owns 2,894,855 common shares of which 120,000 common shares are owned directly, 2,000,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore. Sausilito Ltd. is a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore. Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table. Mr. Longshore holds a total of 607,000 stock options with exercise prices and expiry dates as set out in the table under “Stock Options Outstanding” and 25,000 common share purchase warrants with a conversion price of CAD$1.00 (US$1.00) per share which, if unconverted, will expire on December 21, 2014.

(2)	Based on 46,539,917 common shares outstanding as at March 28, 2013 and as if all of the stock options were exercised and the common share purchase warrants held were converted into common shares.
(3)

Mark McGinnis owns 3,338,517 common shares of which 2,600,725 common shares are held directly and 737,792 common shares are held by his spouse of which 7,350 common shares are held in trust for their children. Mr. McGinnis and his spouse hold a total of 87,000 common share purchase warrants with an exercise price of CAD$1.00 (US$1.00) per share which, if unexercised, will expire on December 21, 2014.

(4)	Based on 46,539,917 common shares outstanding as at March 28, 2013 and as if all of the common share purchase warrants held by Mr. McGinnis and his spouse were converted into common shares.

B.	Related Party Transactions

During the years ended December 31, 2012 and 2011, our company entered into the following transactions with related parties:

		December 31,	December 31,	December 31,
		2012	2011	2010
Consulting fees paid or accrued to officers or their companies		$371,340	$351,670	$269,519
Directors’ fees		34,002	32,299	25,970
Stock option grants to officers and directors		682,000	223,000	636,000
Stock option grant price range	$	CAD0.85	$1.85 to 1.95	$1.00 to 1.15

The amounts charged to our company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties. An amount of $Nil (2011 - $213,872) was due from a company with common directors and/or officers.

Other than as disclosed above, there have been no transactions during our fiscal year which have materially affected or will materially affect our company in which any director, executive officer or beneficial holder of more than 5% of our outstanding common shares, or any of their relatives, spouses, associates or affiliates has had o will have any direct of material indirect interest. Management believes the transaction referenced above were on terms at least as favorable to Xtra-Gold as Xtra-Gold could have obtained from unaffiliated parties.

C	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Act of 1934 and, as such, there is no requirement to provide any information under this sub-item.

Item 8	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this annual report are filed under Item 18 of this annual report.

Legal and Arbitration Proceedings

Our company is not involved in any legal or arbitration proceedings.

Dividends

Our company has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Our company does not presently have any intention of paying dividends. Our future dividend policy will be determined by our Board of Directors of the basis of earnings, financial requirements and other relevant factors.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2012, other than property update activities as reported in Note 6 to our financial statements for the year ended December 31, 2012 which are disclosed in this annual report.

Item 9.	The Offering and Listing

A.	Offer and Listing Details

Price History

Our common shares have traded on the TSX under the trading symbol “XTG” since November 23, 2010, following the completion of our initial public offering in Canada. Our common shares are quoted from broker dealers on the OTC Bulletin Board under the symbol “XTGRF”. There is currently only a limited trading market for shares of our common shares. There is no assurance that the market for our common shares on the OTC Bulletin Board or TSX will develop into active trading markets.

The following table lists the annual high and low market prices on the TSX and the OTC Bulletin Board for the five most recent financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL YEAR ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2012	$1.50	$0.62	$1.49	$0.66
December 31, 2011	$2.35	$1.34	$2.37	$1.30
December 31, 2010	$2.45	$1.90	$2.51	$0.91
December 31, 2009	N/A	N/A	$1.14	$0.40
December 31, 2008	N/A	N/A	$1.95	$0.25

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the full financial quarters for the two most recent full financial years and the full financial quarter ended March 31, 2013.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL QUARTER ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
March 31, 2013	$0.87	$0.62	$0.90	$0.66
December 31, 2012	$0.96	$0.65	$0.99	$0.78
September 30, 2012	$1.12	$0.65	$1.14	$0.66
June 30, 2012	$1.37	$1.01	$1.41	$1.01
March 31, 2012	$1.50	$1.23	$1.49	$1.21
December 31, 2011	$1.76	$1.34	$1.71	$1.30
September 30, 2011	$1.84	$1.60	$2.04	$1.63
June 30, 2011	$2.11	$1.64	$2.20	$1.65
March 31, 2011	$2.35	$1.70	$2.37	$1.58

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the most recent six months.

	TSX		OTC BULLETIN BOARD
FOR THE MONTH ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
March 31, 2013	$0.75	$0.62	$0.70	$0.66
February 28, 2013	$0.84	$0.66	$0.80	$0.65
January 31, 2013	$0.87	$0.77	$0.90	$0.76
December 31, 2012	$0.88	$0.65	$0.90	$0.78
November 30, 2012	$0.96	$0.80	$0.99	$0.78
October 31, 2012	$0.90	$0.80	$0.93	$0.81

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies. Our common shares fluctuated during 2012 from a low of $0.65 to a high of $1.50 and during the most recent six months our common shares fluctuated from a low of $0.62 to a high of $0.96. Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration. There can be no assurance that continued fluctuation in our common share price and volume will not occur.

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement to provide any information under this item.

C.	Markets

Xtra-Gold shares trade on the following stock exchange and other regulated markets:

Stock Exchange of Other Regulated Market	Company Symbol
Toronto Stock Exchange	XTG
OTC Bulletin Board	XTGRF

D.	Dilution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement to provide any information under this item.

E.	Expenses of the Issue

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement to provide any information under this item.

Item 10	Additional Information

A.	Share Capital

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement to provide any information under this item.

B.	Memorandum and Articles of Association

Our company was incorporated in Nevada on September 1, 1998 (see “Corporate History” under Item 4. Information on our Company”) for further details.

On November 30, 2012, we changed the jurisdiction of incorporation of our company to the BVI.

Information regarding the Memorandum and Articles of Xtra-Gold and the various matters regarding the objects and purposes of our company, the powers of our directors, our authorized capital and the rights of our shareholders is incorporated by reference in a registration statement on Form S-4, SEC File No. 183376, as amended.

C.	Material Contracts

Our company has not entered into any material contracts outside of the ordinary course of business for the two years immediately preceding publication of this annual report.

D.	Exchange Controls

Our company is a corporation incorporated pursuant to the laws of the Territory of the BVI.

BVI has no system of exchange controls. There are no BVI restrictions on the repatriation of capital or earnings of a BVI public company to non-resident investors. There are no laws in BVI or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the issuer’s securities.

There are no limitations under the laws of BVI or in the organizing documents of our company on the right of foreigners to hold or vote securities of our company.

E	Taxation

Scope of Discussion

This discussion addresses the material United States federal income tax considerations, under current U.S. law, generally applicable to U.S. Holders and Non-U.S. Holders (as defined below) of the ownership and disposition of our common shares. This discussion does not address all potentially relevant U.S. federal income tax matters including the U.S. federal income tax consequences of a U.S. Holder or Non-U.S. Holder of our common shares such as the consequences to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definitions of a U.S. Holder and Non-U.S. Holder. United States alternative minimum tax considerations are not addressed in this discussion. In addition, this discussion does not cover any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences (except for such considerations addressed briefly herein for Non-U.S. Holders).

The following discussion is based upon the Code, Treasury Regulations, published IRS rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time (including, without limitation, United States rates of taxation). This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. There is no assurance that the IRS will not successfully challenge the conclusions reached herein.

U.S. Holders and Non-U.S. Holders

As used herein, a “U.S. Holder” means a holder of our common shares who is: a citizen, or an individual resident (as defined under United States tax laws), of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if:

  a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions; or

  the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.

This discussion is limited to U.S. Holders who hold our common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

As used herein, a “Non-U.S. Holder” means a holder of our common shares that is not a U.S. Holder and who holds our common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

This discussion does not address the U.S. federal income tax consequences applicable to U.S. Holders and Non-U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:

  tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

  financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

  dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method;

  U.S. Holders that have a "functional currency" other than the U.S. dollar;

  U.S. Holders and Non-U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

  U.S. Holders and Non-U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

  U.S. Holders and Non-U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; or

  U.S. tax expatriates or former long-term residents of the U.S.

U.S. Holders and Non-U.S. Holders that are subject to special provisions under the Code, including U.S. Holders and Non-U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the Continuation and the ownership and disposition of our common shares following the Continuation.

Treatment of our Company as a U.S. Corporation for Tax Purposes Following the Continuation

The Continuation of our company from Nevada to the BVI resulted in the application of the U.S. “corporate inversion” rules. United States federal income tax law with respect to corporate inversions provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for all purposes of the Code. An inversion can occur in certain transactions in which a non-U.S. corporation acquires substantially all of the assets of or equity interests in a U.S. corporation, if, after the transaction, former equity owners of the

U.S. corporation own 80% or more of the stock, by vote or by value, in the non-U.S. corporation. Our company believes that these conditions have been met as a result of the Continuation.

Thus, even though following the Continuation our company is organized under the laws of the BVI and treated as a BVI company for corporate law and BVI tax purposes, we treat our company also as a U.S. domestic corporation under United States federal tax law, fully subject to United States federal income tax on our worldwide income under Section 7874(b) of the Code, and the remainder of this discussion assumes such treatment.

Material U.S. Federal Income Tax Consequences of the Continuation

The Continuation was treated as a tax-free reorganization pursuant to Section 368(a)(1)(F) of the Code, and was therefore not taxable to our company. Moreover, U.S. Holders and Non-U.S. Holders will not recognize gain or loss on our common shares as a result of the Continuation. Accordingly, such Holders’ tax bases in and holding periods for our common shares after the Continuation will be the same as their tax bases in and holding periods for our common shares before the Continuation. Our company and our shareholders may be required to report certain information to the IRS in connection with the Continuation. Accordingly, U.S. Holders and Non-U.S. Holders should consult with their own tax advisors regarding any statements or information reporting to the IRS in connection with the Continuation.

Material U.S. Federal Income Tax Considerations of Owning Shares after the Continuation

U.S. Holders

Distributions on Shares

For United States federal income tax purposes, the gross amount of any distribution (including non-cash property) paid by our company (including BVI taxes withheld therefrom, if any) with respect to shares generally will be included in the gross income of a U.S. Holder as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our company’s current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares and to the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis in the shares, will be taxed as a capital gain (see “Capital Gains and Losses” below). Dividends received by non-corporate U.S. Holders will be subject to United States federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning on or before December 31, 2012 if certain conditions are met. These conditions include the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules. Unless the reduced rate provision is extended by subsequent legislation, dividends received on or after January 1, 2013 will be taxed at ordinary income rates.

Except as described immediately below, dividend distributions to U.S. Holders that are corporations will qualify for the 70% dividends received deduction, which is generally available to corporations that own less than 20% of the voting power or value of the outstanding stock of the distributing U.S. corporation. A corporate U.S. Holder may not be entitled to take the 70% dividends received deduction in all circumstances. In addition to other applicable rules, U.S. Holders that are corporations should consider the effect of:

  Section 246A of the Code, which reduces the dividends received deduction allowed to a corporate U.S. Holder that has incurred indebtedness that is “directly attributable” to an investment in portfolio stock;

  Section 246(c) of the Code, which, among other things, disallows the dividends received deduction in respect of any dividend on a share of stock that is held for less than the minimum holding period; and

  Section 1059 of the Code, which, under certain circumstances, reduces the basis of stock for purposes of calculating gain or loss in a subsequent disposition by the portion of any “extraordinary dividend” (as defined in the Code) that is eligible for the dividends received deduction.

Dispositions of Shares

Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of shares generally will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the shares and the amount realized on the disposition (see “Capital Gains and Losses” below). Any such gain or loss that a U.S. Holder recognizes will generally be treated as U.S.-source income or loss.

Capital Gains and Losses

A capital gain or loss may be realized with respect to a disposition of shares, as described above. The amount of the capital gain or loss will be equal to the difference between the U.S. Holder’s adjusted tax basis in the shares and the amount realized on the transaction. Net capital gains (i.e. capital gains in excess of capital losses) recognized by a non-corporate U.S. Holder (including an individual) on capital assets that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15% (which is scheduled to increase to a maximum rate of 20% on January 1, 2013 unless the reduced rate is extended by subsequent legislation). Deductions for capital losses are subject to certain limitations.

Foreign Tax Credit

Generally, a U.S. Holder who pays (or has withheld from distributions) non-U.S. income tax with respect to stock he or she owns is entitled to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it is more advantageous to claim a credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

In addition, this limitation is calculated separately with respect to specific “baskets” of income. Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class. Unused foreign tax credits can generally be carried back one year and carried forward ten years.

In this situation, however, it is unclear whether BVI tax paid or withheld on distributions on our shares (if any) will be creditable for U.S. federal income tax purposes because following the Continuation, we will be treated as a U.S. domestic corporation for U.S. tax purposes. The IRS may take the position that distributions on our shares are U.S.-source income and thus BVI income tax withheld on distributions is not creditable against a U.S. Holder’s United States federal income tax liability. U.S. Holders should consult their own tax advisors concerning their ability to utilize foreign tax credits in this context.

Currency Fluctuations

For United States federal income tax purposes, the amount received by a U.S. Holder as payment with respect to a distribution on, or disposition of, shares, if paid in non-U.S. currency, will be the U.S. dollar value of the payment at the date of the payment, regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

Information Reporting and Backup Withholding Tax

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (under current law), if a U.S. Holder:

  fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9);

  is notified by the IRS that such U.S. Holder has previously failed to properly report interest and dividend income; or

  fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, and that such U.S. Holder is a U.S. person.

However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

New Tax on Net Investment Income

For tax years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts whose income exceeds certain thresholds will be required to pay an additional 3.8% tax on “net investment income”, which includes, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business). U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of this tax on net investment income on their ownership and disposition of our shares.

Non-U.S. Holders

Distributions on Shares

The gross amount of any distribution by our company to a Non-U.S. Holder with respect to shares is treated first as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our company’s current and accumulated earnings and profits for a taxable year, the distribution is treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in shares. Then, to the extent that such distribution exceeds the Non-U.S. Holder’s adjusted tax basis in shares, it is taxed as gain from the sale or exchange of the Non-U.S. Holder’s shares (see “Dispositions of Shares”, below).

Any such distribution that constitutes a dividend is treated as U.S.-source gross income for Non-U.S. Holders of shares, and is subject to withholding under Section 1441 of the Code (unless it is treated as “effectively connected” income as described below). The withholding rate under the Code on dividends is generally 30%, but may be reduced pursuant to a treaty. Any dividend income that is “effectively connected” with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder) will not be subject to the withholding tax described in this paragraph but instead will be taxed as described in the second bullet point and the remaining discussion under the heading “Dispositions of Shares” below. Non-U.S. Holders will be required to provide specific documentation to claim a treaty exemption or reduced rate of withholding with respect to the distribution. Non-U.S. Holders should also review the discussion of the new FATCA rules, below.

Dispositions of Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of shares unless:

  such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

  such gain is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); or

  the common shares constitute a U.S. real property interest by reason of the company’s status as a “United States real property holding corporation” for U.S. federal income tax purposes.

A Non-U.S. Holder described in the first bullet above is required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses. A Non-U.S. Holder described in the second bullet above or, if the third bullet applies, is required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in the second bullet above may also be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results. It is assumed that our company is not a United States real property holding corporation within the meaning of Section 897 of the Code for purposes of the third bullet point above. Non-U.S. Holders should also review the discussion of the new FATCA rules, below.

U.S. Estate and Gift Tax Consequences of Owning Shares

The U.S. gift, estate, and generation-skipping transfer tax rules generally apply to a Non-U.S. Holder of our shares. In general, our shares are considered a U.S.-situs asset for U.S. estate tax purposes and could be subject to U.S. estate tax at the death of a Non-U.S. Holder depending on the particular facts and circumstances of the Non-U.S. Holder. Non-U.S. Holders of our shares should consult an independent tax advisor with respect to U.S. gift, estate, and generation-skipping transfer tax consequences applicable to the ownership of our shares.

Backup Withholding and Information Reporting

Generally, our company must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid and the amount of tax, if any, withheld with respect to those payments. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make such information available to tax authorities in the Non-U.S.

Holder’s country of residence. The payment of proceeds from the sale of our shares by a broker to a Non-U.S. Holder is generally not subject to information reporting if:

  the Non-U.S. Holder certifies his, her or its non-U.S. status under penalties of perjury by providing a properly executed IRS Form W-8BEN, or otherwise establish an exemption; or

  the sale of our common shares is effected outside the U.S. by a foreign office of a broker, unless the broker is:

  a U.S. person;

  a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the U.S.;

  a “controlled foreign corporation” for U.S. federal income tax purposes; or

  a foreign partnership more than 50% of the capital or profits interest of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

A backup withholding tax may apply to amounts paid to a Non-U.S. Holder if the Non-U.S. Holder fails to properly establish its foreign status on the applicable IRS Form W-8 or if certain other conditions are met. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

FATCA

New U.S. legislation signed into law on March 18, 2010 (the Foreign Account Tax Compliance Act (“FATCA”)) substantially changes the withholding and reporting rules applicable to Non-U.S. Holders who are not individuals that receive certain U.S.-source income, generally effective for payments made after December 31, 2013 (with respect to dividends) and after December 31, 2014 (with respect to gross proceeds from a sale or other disposition). Certain changes made by FATCA may result in different U.S. federal income tax consequences for Non-U.S. Holders that are not individuals than those described above, including with respect to withholding and information reporting, and distributions on and dispositions of shares.

FATCA imposes a 30% U.S. withholding tax (which may be reduced pursuant to a treaty) on dividends on, or gross proceeds from the sale or other disposition of, shares paid to a Non-U.S. Holder that is a foreign financial institution or certain foreign non-financial entities, unless:

  the foreign financial institution undertakes certain diligence and reporting obligations; or

  the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner.

If the Non-U.S. Holder is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Non-U.S. Holders should consult their own tax advisors with respect to the application of FATCA to their particular circumstances.

Material BVI Income Tax Consequences

BVI companies, provided that they do not operate or hold real property in the BVI or employ persons resident in the BVI, and all amounts paid by them to non-residents, are generally exempt from all local taxes and stamp duty.

Certain Canadian Income Tax Consequences

This summary is based on the provisions of the Income Tax Act (Canada) and the regulations thereunder in force as of the date hereof and the current administrative policies and practices of the Canada Revenue Agency published in writing by the Canada Revenue Agency before such date. This summary takes into account all specific proposals to amend the Income Tax Act (Canada) and the regulations thereunder which have been publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this proxy statement/prospectus and assumes that all such proposed Canadian amendments will be enacted in their present form. No assurance can be given that the proposed Canadian amendments will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policies and practices of the Canada Revenue Agency.

This summary does not apply to a Holder:

  that is a “financial institution” for purposes of the “mark-to-market property” rules;

  to which the “functional currency” reporting rules in subsection 261(5) of the Income Tax Act (Canada) apply;

  an interest in which is a “tax shelter investment”; or

  with respect to whom our company is a “foreign affiliate”, all within the meaning of the Income Tax Act (Canada).

Such Holders should consult their own tax advisors.

The following summary of the Canadian tax consequences has been provided for general information purposes only and is not intended to be, and should not under any circumstances be assumed or relied on by any shareholder to be, a complete analysis or discussion of all potential tax consequences relevant to shareholders in any jurisdiction. The following discussion is not intended to be, nor should it be construed to be, legal advice to any particular person who holds our common shares.

Shareholders are strongly urged to consult, and must rely on the advice of, their own independent tax and other advisors to determine the tax consequences of the Continuation to them because of their own particular circumstances and the jurisdiction in which they reside or in which they may be subject to tax consequences by the virtue of their ownership of our common shares.

This summary does not take into account, provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described herein. Holders should consult their own legal advisors with respect to the tax consequences to them based on their particular circumstances.

Continuation of our company to the BVI

No disposition of our common shares should be considered to have occurred for Canadian federal income tax purposes solely as result of the Continuation. Consequently, the Continuation should not result in the realization of any capital gain (or capital loss) by a Holder.

Qualified Investments

Provided our common shares remain listed on a “designated stock exchange” (within the meaning of the Income Tax Act (Canada) and which currently includes the TSX) at all relevant times, such common shares will be a “qualified investment” under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts.

Notwithstanding that our common shares may be a qualified investment for a trust governed by a tax-free savings account, a registered retirement savings plan or a registered retirement income fund, the holder of a tax-free savings account or the annuitant under a registered retirement savings plan or a registered retirement income fund will be subject to a penalty tax on our common shares held in the tax-free savings account, registered retirement savings plans or registered retirement income funds (as the case may be) if such shares are a “prohibited investment” for the purpose of section 207.01 of the Income Tax Act (Canada). Our common shares will generally be a “prohibited investment” if the holder of a tax-free savings account or the annuitant of a registered retirement savings plan or a registered retirement income fund does not deal at arm’s length with our company for the purposes of the Income Tax Act (Canada) or the holder of a tax-free savings account or the annuitant of a registered retirement savings plan or a registered retirement income fund has a “significant interest” (as defined in the Income Tax Act (Canada)) in our company or a corporation, partnership or trust with which our company does not deal at arm’s length for the purposes of the Income Tax Act (Canada). Such holders are urged to consult their own tax advisors.

The foregoing summaries of United States, BVI and Canadian tax consequences have been provided for general information purposes only and should not be assumed or relied on by any shareholder to be, a complete analysis or discussion of all potential tax consequences relevant to shareholders in any jurisdiction. The foregoing discussion is not a legal advice to any particular person who holds our common shares.

F.	Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement to provide any information under this item.

G.	Statements by Experts

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement to provide any information under this item.

H.	Documents on Display

Any of the documents referred to in this Form 20-F can be viewed at the office of Xtra-Gold, located at Suite 902, 357 Bay Street, Toronto, Ontario, M5H 2T7 during normal business hours. All of the above documents referred to above are in English.

Xtra-Gold is required to file financial statements and other information with the Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission electronically through SEDAR which can be viewed at www.sedar.com.

I.	Subsidiary Information

This annual report includes consolidated information relating to our company and our subsidiaries.

Item 11	Quantitative and Qualitative Disclosures About Market Risk

Xtra-Gold is a smaller reporting company and, as such, does not need to provide the information required by this Item 11.

Item 12	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14	Material Modifications to the Rights of Security Holders

Not applicable.

Item 15	Controls and Procedures

A.	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report.

Based on that evaluation, our management has concluded that as of the end of the period covered by this annual report our disclosure controls and procedures were effective such that the information required to be disclosed in our Securities and Exchange Commission reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Our management does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls. Based on this assessment, our management has concluded that as of December 31, 2012, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

C.	Attestation Report on of the Registered Public Accounting Firm

This annual report does not include an attestation report of Davidson & Company LLP, an independent registered public accounting firm that audited our company’s annual financial statements included in this annual report, in connection with internal control over financial report. Management’s report is not subject to attestation by our company’s registered public accounting firm pursuant to the rules of the SEC that permit our company to provide only management’s report in this annual report.

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16	[reserved]

Item 16A	Audit Committee Financial Expert

Our Board of Directors has determined that each of Richard W. Grayston and James H. Schweitzer, is an “audit committee financial expert” as defined in Item 16.A of Form 20-F. In general, an “audit committee financial expert” is an individual member of the audit committee who:

  understands generally accepted accounting principles and financial statements;

  is able to assess the general application of such principles in connection with accounting for estimates and accruals;

  has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the company’s financial statements;

  understands internal controls over financial reporting;

  understands audit committee functions; and

  is an independent director.

Item 16B	Code of Ethics

In December 2009, we adopted a new and expanded code of ethics applicable to our principal executive officer, principal financial and accounting officers and persons performing similar functions. Our code of ethics is a written standard designed to deter wrongdoing and to promote:

  honest and ethical conduct;

  full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements;

  compliance with applicable laws, rules and regulations;

  the prompt reporting of a violation of our code of ethics; and

  accountability for adherence to our code of ethics.

A copy of our code of ethics was previously filed as an exhibit to our annual report filed on Form 10-K for the year ended December 31, 2009. We will provide a copy of our code of ethics, without charge, to any person who makes a written request to us at our principal offices.

Item 16C	Principal Accountant Fees and Services

During the financial years ended December 31, 2012 and 2011, Davidson & Company LLP, Chartered Accountants, served as Xtra-Gold’s external auditor.

Audit Fees

Audit fees are the aggregate fees billed by Davidson & Company for the audit of Xtra-Gold’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by our company’s external auditors for the year ended December 31, 2012 was $60,000 and $80,000 for the year ended December 31, 2011.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company’s external auditors that are reasonably related to the performance of the audit or review of our company’s quarterly financial statements and are not reported above under “Audit Fees.” Our company paid Davidson & Company $27,750 for audit-related fees for the year ended December 31, 2012 and $12,000 for audit-related fees for the year ended December 31, 2011.

Tax Fees

Tax fees consist of professional services rendered by our company’s external auditors for tax compliance and tax advice. Our company paid Davidson & Company $2,500 for tax fees for the year ended December 31, 2012 and $8,000 for tax fees for the year ended December 31, 2011.

All Other Fees

All other fees consist of fees for other miscellaneous items. There were no other fees in connection services provided or billed by our company’s external auditors in the years ended December 31, 2012 and 2011.

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our company’s external auditors. Under the procedure, our Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by our Audit Committee. The audit and tax fees paid to the external auditors with respect to 2012 were pre-approved by our Audit Committee.

Item 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our company commenced a normal course issuer bid on February 9, 2012, with the acceptance of the TSX. Pursuant to the normal course issuer bid, our company may purchase 4,045,353 common shares, which represents approximately 10% of our company’s public float. The normal course issuer bid is being conducted in accordance with Part VI, Sections 628 and 629 of the TSX Company Manual. The common shares purchased by our company will be cancelled. Further details relating to the normal course issuer bid are noted in the footnotes following the table directly below, which sets forth information as at the date of this annual report.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month 1 (February 9 to 29, 2012)	0	N/A	0	4,045,353
Month 2 (March 1 to 31, 2012)	0	N/A	0	4,045,353
Month 3 (April 1 to 30, 2012)	0	N/A	0	4,045,353
Month 4 (May 1 to 31, 2012)	0	N/A	0	4,045,353
Month 5 (June 1 to 30, 2012)	4,500	1.06	4,500	4,048,853
Month 6 (July 1 to 31, 2012)	26,300	0.81	26,300	4,022,553
Month 7 (August 1 to 31, 2012)	5,500	1.00	5,500	4,017,053
Month 8 (September 1 to 30, 2012	32,000	0.73	32,000	3,985,053
Month 9 (October 1 to 31, 2012)	0	N/A	0	3,985,053
Month 10 (November 1 to 30, 2012)	0	N/A	0	3,985,053
Month 11 (December 1 to 31, 2012)	0	N/A	0	3,985,053
Month 12 (January 1, 2013 to February 8, 2013)	0	N/A	0	3,985,053
Total Shares Repurchased	68,300	0.80	68,300

Footnotes

  The normal course issuer bid was announced in a news release on February 7, 2012 (as reported by our company on Form 8-K filed on February 10, 2010).
  Our company can repurchase an aggregate of 4,045,353 common shares under the normal course issuer bid. The price paid for the common shares will be the market price at the time of purchase.

  The normal course issuer bid will expire on February 8, 2013 or at such earlier date in the event that the number of shares sought has been repurchased.

Our company renewed the normal course issuer bid to repurchase up to 3,957,802 for a further year commencing on February 15, 2013 and ending on or before February 14, 2014.

Item 16F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G	Corporate Governance

Audit Committee

While we are not currently subject to any law, rule or regulation in the United States requiring that we establish or maintain an audit committee, as a reporting issuer in Canada, we are required to comply with National Instrument 52-110 – Audit Committees (“NI 52-110”), adopted by the Canadian Securities Administrators, which states in part that every issuer must have an audit committee that complies with the requirements of the Instrument. Prior to our company becoming a reporting issuer in Canada in November 2010, our Board of Directors determined it advisable and in the best interests of our stockholders to establish an audit committee (the “Audit Committee”) in November 2009.

Our Audit Committee assists our Board of Directors in fulfilling its oversight responsibility relating to:

  the integrity of our financial statements;

  our compliance with legal and regulatory requirements; and

  the qualifications and independence of our independent registered public accountants.

Our Audit Committee has adopted a written charter pursuant to which the Audit Committee provides:

  an independent review and oversight of our company's financial reporting processes, internal controls and independent auditors;

  a forum separate from our management in which auditors and other interested parties can candidly discuss concerns. By effectively carrying out its functions and responsibilities, our Audit Committee helps to ensure that:

  our management properly develops and adheres to a sound system of internal controls;

  procedures are in place to objectively assess our management's practices and internal controls; and

  the outside auditors, through their own review, objectively assess our company's financial reporting practices.

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company.

Our Audit Committee is composed of three directors; namely Richard Grayston, who is also Chair of our Audit Committee, Robert Casaceli and James Schweitzer, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Board of Directors Independence

Our Board of Directors consists of five members; namely Richard Grayston (Chair), Paul Zyla, Peter Minuk, Robert Casaceli and James Schweitzer. Our Board of Directors has determined that Richard Grayston, Robert Casaceli and James Schweitzer are independent within the within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. Paul Zyla and Peter Minuk are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a “material relationship” with our company.

Nominating and Corporate Governance Committee

We established our Nominating and Corporate Governance committee in November 2009. The Nominating and Corporate Governance Committee has adopted a written charter pursuant to which the committee:

  recommends the slate of director nominees for election to our Board of Directors;

  identifies and recommends candidates to fill vacancies on our Board of Directors;

  reviews the composition of our Board of Directors’ committees; and

  monitors compliance with, reviews and recommends changes to our various corporate governance policies and guidelines.

This committee also prepares and supervises our Board of Directors’ annual review of director independence and our Board of Directors’ annual self-evaluation. The Nominating and Corporate Governance Committee is composed of three directors; namely Richard W. Grayston, Robert J. Casaceli and James Schweitzer, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

A majority of the persons serving on our Board of Directors must be “independent”. The Nominating and Corporate Governance Committee has considered transactions and relationships between each director or any member of his immediate family and us or our affiliates, including those reported under “Certain Relationships and Related Transactions” below and also reviewed transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. As a result of this review, the committee affirmatively determined that each of Messrs. Grayston, Casaceli and Schweitzer are independent.

Nomination of Directors

The Nominating and Corporate Governance Committee considers all qualified candidates for our Board of Directors identified by members of the committee, by other members of our Board of Directors, by senior management and by our stockholders. The committee reviews each candidate including each candidate’s independence, skills and expertise based on a variety of factors, including the person’s experience or background in management, finance, regulatory matters and corporate governance. When identifying nominees to serve as director, the Nominating and Corporate Governance Committee seeks to create a Board of Directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance. In addition, before nominating an existing director for re-election to our Board of Directors, the Nominating and Corporate Governance Committee considers and reviews an existing director’s Board of Directors’ and committee meeting attendance and performance, length of Board of Directors’ service, experience, skills and contributions that the existing director brings to our Board of Directors, equity ownership in our company and independence.

The committee follows the same process and uses the same criteria for evaluating candidates proposed by members of our Board of Directors, members of senior management and stockholders. Based on its assessment of each candidate, the committee recommends candidates to our Board of Directors. However, there is no assurance that there will be any vacancy on our Board of Directors at the time of any submission or that the committee will recommend any candidate for our Board of Directors.

Compensation Committee

We established a Compensation Committee in November 2009. The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans. Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee’s charter authorizes the committee to retain an independent consultant, no third party compensation consultant was engaged for 2010. The Compensation Committee is composed of three directors; namely Richard Grayston, Robert Casaceli, who is also Chair of our Compensation Committee, and James Schweitzer, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Risk Management

We separate the role of our Chief Executive Officer and the Chairman of our Board of Directors. Our management has approval limits which it must not exceed without approval from our Board of Directors. These approval limits span hiring, asset purchases and the issuance of shares. Our Board of Directors administers its oversight function through three sub-committees which report to our full Board of Directors, being our Audit Committee, our Nominating and Corporate Governance Committee and our Compensation

Committee. We are a very small company at this time and consider five members for our Board of Directors to be adequate for the purpose of directing its activities. Our Board of Directors self-assesses on an ongoing basis and has the scope to increase its size if the need is determined.

Not applicable.

Item 16H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

Our company has provided our financial statements pursuant to Item 18.

Item 18	Financial Statements

Our company’s consolidated financial statements and notes thereto are stated in United States Dollars (US$) and are prepared in accordance with U.S. GAAP.

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

  Audited Financial Statements for the Years Ended December 31, 2012 and 2011

  Report of Independent Registered Public Accounting Firm dated April 1, 2013

  Consolidated Balance Sheets as at December 31, 2012 and 2011

  Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2012 and 2011

  Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011

  Consolidated Statement of Stockholders’ Equity

  Notes to the Consolidated Financial Statements

Item 19	Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.1	Articles of Incorporation of Silverwing Systems Corporation filed on September 1, 1998 (1)
1.2	Articles of Amendment filed on August 19, 1999 to change our name to Advertain On-Line Inc. (1)
1.3	Articles of Amendment filed June 18, 2001 to change our name to RetinaPharma International, Inc. (1)
1.4	Articles of Amendment filed on October 8, 2001 to increase our capital stock from 25,000,000 to 100,000,000 shares (1)
1.5	Articles of Amendment filed December 16, 2003 to change our name to Xtra-Gold Resources Corp. and to increase our capital stock from 100,000,000 to 250,000,000 shares (1)
1.6	By-laws (1)
1.7	Memorandum and Articles of Association dated November 30, 2012 (5)
2.1	Form of common stock purchase warrant (4)
2.2	Form of convertible debenture (1)
2.3	Form of specimen stock certificate of Xtra-Gold BVI (5)
4.1	2005 Equity Compensation Plan (1)
4.2	Stock option agreement dated May 1, 2006 with Yves Clement, as optionee (1)
4.3	Stock option agreement dated May 1, 2006 with Yves Clement, as optionee (1)
4.4	Mining lease with respect to the Kwabeng concession (1)
4.5	Mining lease with respect to the Pameng concession (1)
4.6	Prospecting license with respect to the Edum Banso concession (1)
4.7	Option Agreement dated October 17, 2005 between Xtra-Gold Exploration Limited and Adom Mining Limited (1)
4.8	Amending Agreement dated October 19, 2006 between Xtra-Gold Exploration and Adom Mining Limited (1)
4.9	Stock option agreement dated March 5, 2007 with Richard W. Grayston, as optionee (1)
4.10	Stock option agreement dated March 5, 2007 with Peter Minuk, as optionee (1)
4.11	Stock option agreement dated March 12, 2007 with Robert H. Montgomery, as optionee (1)
4.12	Stock option agreement dated March 12, 2007 with Brokton International Ltd., as optionee (1)
4.13	Lease with 360 Bay Street Limited dated March 29, 2007 (1)
4.14	Mining lease with respect to the Apapam Concession (2)
4.15	Stock option agreement dated January 15, 2010 with Radical Capital Ltd. (4)
4.16	Stock option agreement dated January 25, 2010 with Paul Zyla (4)
4.17	Stock option agreement dated February 1, 2010 with Robert Casaceli (4)
4.18	Stock option agreement dated February 1, 2010 with David Bell (4)
4.19	Amendment to option agreement dated June 1, 2010 with Paul Zyla (4)

Exhibit Number	Description

4.27	Stock option agreement dated June 1, 2010 with Laura Stein, as optionee (4)
4.28	Stock option agreement dated June 1, 2010 with Victor Nkansa, as optionee (4)
4.29	Stock option agreement dated July 1, 2010 with John C. Ross, as optionee (4)
4.30	Agreement dated July 1, 2010 with Ravenclaw Mining Limited (4)
4.31	Letter of intent dated July 21, 2010 with Verbina Resources Inc. (4)
4.32	Amendment to stock option agreement dated August 4, 2010 with Radical Capital Ltd. (4)
4.33	Management consulting agreement dated September 1, 2010 with Paul Zyla (4)
4.34	Management consulting agreement dated September 1, 2010 with John Ross (4)
4.35	Amending agreement (undated) between Xtra-Gold Exploration and Adom Mining Limited (4)
4.36	Escrow agreement dated November 22, 2010 with Olympia Transfer Services Inc. and Paul Zyla (4)
4.37	Renewal agreement dated November 30, 2010 with Brokton International Ltd. (4)
4.38	Letter of intent dated January 21, 2011 with Verbina Resources Inc. (4)
4.39	Management consulting agreement dated January 27, 2011 with Paul Zyla (4)
4.40	Form of stock option agreement dated February 15, 2011 with Denis Laviolette, as optionee (4)
4.41	Form of management consulting agreement dated March 1, 2011 with Yves Clement(4)
4.42	Form of stock option agreement dated March 1, 2011 with Victor Nkansa, as optionee (4)
4.43	Form of stock option agreement dated March 1, 2011 with Michael Dwumfuor, as optionee (4)
4.44	Form of stock option agreement dated March 1, 2011 with Philip Schandorf, as optionee (4)
4.45	Mining lease with respect to the Banso Concession (4)
4.46	Mining lease with respect to the Muoso Concession (4)
4.47	Stock option agreement with Paul Zyla dated December 31, 2012 *
4.48	Stock option agreement with Brokton International Ltd. dated December 31, 2012 *
11	Code of Ethics (3)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
101	Attached as Exhibits 101 to this annual report are the following financial statements from our annual report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (“eXtensible Business Reporting Language”): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (vi) related notes to these financial statements. In accordance with Regulation S-T, XBRL formatted interactive data files that complies Exhibit 101 shall be deemed furnished and not filed.

*	Filed as an exhibit to this annual report on Form 20-F
(1)	Incorporated by reference to the registration statement on Form SB-2 on Form S-1, SEC File No. 333-139037
(2)	Incorporated by reference to the company’s 10-K annual report filed on March 27, 2009, SEC File No. 333- 139037
(3)	Incorporated by reference to the company’s 10-K annual report filed on March 31, 2010, SEC File No. 333- 139037
(4)	Incorporated by reference to the company’s 10-K annual report filed on March 31, 2011, SEC File No. 333- 139037
(5)	Incorporated by reference to the registration statement on Form S-4, SEC File No. 333-183376

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XTRA-GOLD RESOURCES CORP.

By /s/ Paul Zyla
      Paul Zyla
      President and Chief Executive Officer

Date: April 2, 2013

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Xtra-Gold Resources Corp. and subsidiaries
(an Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Xtra-Gold Resources Corp. and subsidiaries (an Exploration Stage Company) (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended and for the period from the beginning of the exploration stage on January 1, 2003 to December 31, 2012. Xtra-Gold Resources Corp. and subsidiaries’ management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xtra-Gold Resources Corp. and subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended and for the period from the beginning of the exploration stage on January 1, 2003 to December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are discussed in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Accountants

April 1, 2013

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
AS AT DECEMBER 31

	2012	2011
ASSETS
Current
Cash and cash equivalents	$2,308,916	$4,498,753
Investment in trading securities, at fair value (cost of $766,331 (2011 - $1,870,648)) (Note 4)	260,434	2,531,644
Due from related parties (Note 9)	—	213,872
Receivables and other assets	123,172	130,637

Total current assets	2,692,522	7,374,906
Restricted cash (Note 7)	220,961	220,961
Equipment (Note 5)	1,065,472	1,370,027
Mineral properties (Note 6)	857,422	857,422

TOTAL ASSETS	$4,836,377	$9,823,316

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$404,507	$745,860
Warrant liability (Note 8)	339,589	—

Total current liabilities	744,096	745,860

Asset retirement obligation (Note 7)	187,395	171,395

Total liabilities	931,491	917,255

Stockholders’ equity
Capital stock (Note 8)
Authorized
250,000,000 common shares with a par value of $0.001
Issued and outstanding
46,539,917 common shares (2011 – 44,569,217 common shares)	46,540	44,569
Additional paid in capital	31,070,399	28,441,909
Deficit	(1,427,764)	(1,427,764)
Deficit accumulated during the exploration stage	(24,811,380)	(17,646,122)

Total Xtra-Gold Resources Corp. stockholders’ equity	4,877,795	9,412,592
Non-controlling interest	(972,909)	(506,531)

Total stockholders’ equity	3,904,886	8,906,061

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,836,377	$9,823,316

History and organization of the Company (Note 1)
Continuance of operations (Note 2)
Contingency and commitments (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)

	Cumulative
	amounts from
	the beginning of
	the exploration
	stage on	Year	Year
	January 1, 2003	Ended	Ended
	to December 31,	December 31,	December 31,
	2012	2012	2011

EXPENSES
Amortization	$889,398	$304,555	$284,413
Exploration	26,409,757	4,906,777	6,465,637
General and administrative	9,595,614	1,986,604	1,278,577
Options receipts in excess of property value (Note 6)	(450,000)	(135,000)	(315,000)
Write-off of mineral property	26,000	—	—

LOSS BEFORE OTHER ITEMS	(36,470,769)	(7,062,936)	(7,713,627)

OTHER ITEMS
Foreign exchange gain	588,364	21,684	16,028
Interest expense	(247,121)	(5,185)	—
Realized gains on sales of trading securities	633,682	379,363	60,317
Net unrealized gain (loss) on trading securities	(758,743)	(805,953)	212,073
Other income	1,021,154	110,424	53,894
Recovery of gold	9,457,245	70,556	1,316,330
Gain on disposal of property	356,488	—	260,058
Write off of investment	(25,000)	—	—
Warrant expense (Note 8)	(339,589)	(339,589)	—

	10,686,480	(568,700)	1,918,700

Consolidated loss and comprehensive loss for the period	(25,784,289)	(7,631,636)	(5,794,927)

Net loss and comprehensive loss attributable to non-controlling interest	972,909	466,378	470,170

Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	$(24,811,380)	$(7,165,258)	$(5,324,757)

Basic and diluted loss attributable to common shareholders per common share		$(0.16)	$(0.12)

Basic and diluted weighted average number of common shares outstanding		44,698,113	43,815,678

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Cumulative
	amounts from
	the beginning of
	the exploration
	stage on	Year	Year
	January 1, 2003	Ended	Ended
	to December 31,	December 31,	December 31,
	2012	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(25,784,289)	$(7,631,636)	$(5,794,927)
Items not affecting cash:
Amortization	889,398	304,555	284,413
Amortization of deferred financing costs	46,202	—	—
Accretion of asset retirement obligation	56,262	16,000	16,000
Shares issued for services	202,365	—	—
Stock-based compensation	2,881,519	1,041,591	361,239
Warrants	339,589	339,589	—
Options receipts in excess of property value	(450,000)	(135,000)	(315,000)
Unrealized foreign exchange (gain) loss	(444,816)	(42,860)	63,965
Realized gain on sale of trading securities	(633,682)	(379,363)	(60,317)
Purchase of trading securities	(13,409,917)	(82,031)	(1,763,196)
Proceeds on sale of trading securities	14,126,767	1,969,511	240,559
Unrealized (gain) loss on trading securities	758,743	805,953	(212,073)
Gain on disposal of property	(356,488)	—	(260,058)
Write-off of mineral property	26,000	—	—
Expenses paid by stockholders	2,700	—	—
Write-off of investment	25,000	—	—

Changes in non-cash working capital items:
(Increase) decrease in receivables and other	(114,797)	221,337	(219,155)
Increase (decrease) in accounts payable and accrued liabilities	393,814	(341,353)	228,623
Increase in due to related party	50,000	—	—

Net cash used in operating activities	(21,395,630)	(3,913,707)	(7,429,927)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible debentures	900,000	—	—
Deferred financing costs	(46,202)	—	—
Repurchase of capital stock	(219,831)	(54,831)	—
Issuance of capital stock, net of financing costs	24,253,412	1,643,701	1,992,475

Net cash provided by financing activities	24,887,379	1,588,870	1,992,475

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Cumulative
	amounts from
	the beginning of
	the exploration
	stage on	Year	Year
	January 1, 2003	Ended	Ended
	to December 31,	December 31,	December 31,
	2012	2012	2011

Continued ...

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(1,835,129)	—	(946,956)
Deposit on equipment	(151,506)	—	—
Restricted cash	(220,961)	—	(961)
Oil and gas property expenditures	(250,137)	—	—
Acquisition of cash on purchase of subsidiary	11,510	—	—
Acquisition of subsidiary	(25,000)	—	—
Option payments received	660,000	135,000	500,000
Proceeds on disposal of assets	628,390	—	288,000
Net cash provided by (used in) investing activities	(1,182,833)	135,000	(159,917)

Change in cash and cash equivalents during the period	2,308,916	(2,189,837)	(5,597,369)

Cash and cash equivalents, beginning of the period	—	4,498,753	10,096,122

Cash and cash equivalents, end of the period	$2, 308,916	$2,308,916	$4,498,753

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Balance, December 31, 2002	12,364,085	$12,364	$1,412,842	$(1,427,764)	$—	$—	$(2,558)

Paid on behalf of the Company	—	—	5,258	—	—	—	5,258

October 31, 2003, issuance of stock for acquisition of subsidiary	50,350,000	50,350	(50,350)	—	—	—	—

Loss for the year	—	—	—	—	—	(2,700)	(2,700)

Balance, December 31, 2003	62,714,085	62,714	1,367,750	(1,427,764)	—	(2,700)	—

March, 2004 - private placement at $0.35 per share	2,000,000	2,000	698,000	—	—	—	700,000

May, 2004 - private placement at $0.35 per share	2,129,400	2,129	743,161	—	—	—	745,290

December, 2004 - acquisition of subsidiary via issuance of common stock	2,698,350	2,699	1,616,311	—	—	—	1,619,010

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued...

Share issuance costs	—	—	(76,298)	—	—	—	(76,298)

Loss for the year	—	—	—	—	—	(398,533)	(398,533)

Balance, December 31, 2004	69,541,835	69,542	4,348,924	(1,427,764)	—	(401,233)	2,589,469

May, 2005 – cancellation of shares	(47,000,000)	(47,000)	47,000	—	—	—	—

June 2005 – for services	10,000	10	5,490	—	—	—	5,500

June, 2005 – private placement at $0.55 per share	536,218	536	294,384	—	—	—	294,920

August, 2005 – private placement at $0.55 per share	300,000	300	164,700	—	—	—	165,000

November, 2005 – private placement at $0.55 per share	1,549,354	1,550	850,595	—	—	—	852,145

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued ...

Share issuance costs	—	—	(130,714)	—	—	—	(130,714)

Stock-based compensation	—	—	41,022	—	—	—	41,022

Loss for the year	—	—	—	—	—	(272,572)	(272,572)

Balance, December 31, 2005	24,937,407	24,938	5,621,401	(1,427,764)	—	(673,805)	3,544,770

February, 2006 – conversion of promissory note at $0.55 per share	90,909	91	49,909	—	—	—	50,000

March, 2006 – exercise of warrants at $0.75 per share	108,500	108	81,267	—	—	—	81,375

March, 2006 - private placement at $0.70 per share	792,029	792	553,628	—	—	—	554,420

April, 2006 – exercise of warrants at $0.75 per share	177,200	177	132,723	—	—	—	132,900

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued ...

June, 2006 – cancellation of shares	(10,000)	(10)	(6,990)	—	—	—	(7,000)

June, 2006 – private placement at $0.90 per share	578,112	578	519,722	—	—	—	520,300

July, 2006 – private placement at $0.90 per share	1,132,000	1,132	1,017,668	—	—	—	1,018,800

October, 2006 – private placement at $1.10 per share	282,000	282	309,918	—	—	—	310,200

Share issuance costs	—	—	(240,616)	—	—	—	(240,616)

Stock-based compensation	—	—	206,041	—	—	—	206,041

Loss for the year	—	—	—	—	—	(2,562,992)	(2,562,992)

Balance, December 31, 2006	28,088,157	28,088	8,244,671	(1,427,764)	—	(3,236,797)	3,608,198

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued ...

October, 2007 – Private placement at $1.35 per unit	668,202	668	901,405	—	—	—	902,073

Share issuance costs	—	—	(89,533)	—	—	—	(89,533)

Stock-based compensation	—	—	195,623	—	—	—	195,623

Loss for the year	—	—	—	—	—	(1,874,757)	(1,874,757)

Balance, December 31, 2007	28,756,359	28,756	9,252,166	(1,427,764)	—	(5,111,554)	2,741,604

February, 2008 – Private placement at $1.50 per unit	1,062,000	1,062	1,591,938	—	—	—	1,593,000

May, 2008 – Exercise of options at $0.75 per share	100,000	100	74,900	—	—	—	75,000

June, 2008 – Conversion of debentures at $1.00 per share	650,000	650	649,350	—	—	—	650,000

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued ...

July, 2008 – Exercise of warrants at $1.50 per share	631,000	631	945,869	—	—	—	946,500

December, 2008 – For services at $1.50 per share	131,243	132	196,733	—	—	—	196,865

Share issuance costs	—	—	(125,040)	—	—	—	(125,040)

Stock-based compensation	—	—	156,444	—	—	—	156,444

Loss for the year	—	—	—	—	—	(3,231,403)	(3,231,403)

Balance, December 31, 2008	31,330,602	31,331	12,742,360	(1,427,764)	—	(8,342,957)	3,002,970

April, 2009 – Private placement at $0.70 per unit	710,000	710	496,290	—	—	—	497,000

May, 2009 – Private placement at $0.70 per unit	308,000	308	215,292	—	—	—	215,600

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued ...

May, 2009 – Repurchase and cancellation of shares at $0.25 per share	(200,000)	(200)	(49,800)	—	—	—	(50,000)

August, 2009 – Private placement at $0.80 per unit	376,875	376	301,124	—	—	—	301,500

December, 2009 – Private placement at $1.00 per unit	706,000	706	705,294	—	—	—	706,000

Share issuance costs	—	—	(107,390)	—	—	—	(107,390)

Stock-based compensation	—	—	468,052	—	—	—	468,052

Loss for the year	—	—	—	—	(76,629)	(961,495)	(1,038,124)

Balance, December 31, 2009	33,231,477	$33,231	$14,771,222	$(1,427,764)	$(76,629)	$(9,304,452)	$3,995,608

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in	Controlling		Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued ...

February, 2010 – Conversion of debenture at $1.00 per share	250,000	250	249,750	—	—	—	250,000

March, 2010 – Repurchase and cancellation of shares at $1.33 per share	(80,891)	(80)	(107,920)	—	—	—	(108,000)

April, 2010 – Private placement at $1.00 per unit	838,000	838	837,162	—	—	—	838,000

June, 2010 – Private placement at $1.00 per unit	250,000	250	249,750	—	—	—	250,000

August, 2010 – Conversion of warrants at $1.00 per share	360,000	360	359,640	—	—	—	360,000

November, 2010 – Initial public offering at CAD$1.35 (USD$1.33) per share	8,092,593	8,092	10,744,621	—	—	—	10,752,713

December, 2010 – Conversion of warrants at $1.50 per share	20,000	20	29,980	—	—	—	30,000

Share issuance costs	—	—	(1,455,909)	—	—	—	(1,455,909)

Stock-based compensation	—	—	411,507	—	—	—	411,507

Loss (income) for the year	—	—	—	—	40,268	(3,016,913)	(2,976,645)

Balance, December 31, 2010	42,961,179	$42,961	$26,089,803	$(1,427,764)	$(36,361)	$(12,321,365)	$12,347,274

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued ...

Conversion of warrants at $1.50 per share
	768,874	769	1,152,542	—	—	—	1,153,311
Conversion of warrants at $1.00 per share
	839,164	839	838,325	—	—	—	839,164
Stock-based compensation	—	—	361,239	—	—	—	361,239

Loss for the year	—	—	—	—	(470,170)	(5,324,757)	(5,794,927)

Balance, December 31, 2011	44,569,217	$44,569	$28,441,909	$(1,427,764)	$(506,531)	$(17,646,122)	$8,906,061

Exercise of stock options at $1.00 per share	110,000	110	109,890	—	—	—	110,000

Private placement of units at CAD$0.85 per share	1,929,000	1,929	1,658,096	—	—	—	1,660,025

Share issuance costs	—	—	(126,324)	—	—	—	(126,324)

Repurchase of shares	(68,300)	(68)	(54,763)	—	—	—	(54,831)

Stock-based compensation	—	—	1,041,591	—	—	—	1,041,591

Loss for the year	—	—	—	—	(466,378)	(7,165,258)	(7,631,636)

Balance, December 31, 2012	46,539,917	$46,540	$31,070,399	$(1,427,764)	$(972,909)	$(24,811,380)	$3,904,886

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Silverwing Systems Corporation (the “Company”), a Nevada corporation, was incorporated on September 1, 1998. On June 23, 1999, the Company completed the acquisition of Advertain On-Line Canada Inc. (“Advertain Canada”), a Canadian company operating in Vancouver, British Columbia, Canada. The Company changed its name to Advertain On-Line Inc. (“Advertain”) on August 19, 1999. Advertain Canada’s business was the operation of a web site, “Advertain.com”, whose primary purpose was to distribute entertainment advertising on the Internet.

In May 2001, the Company, being unable to continue its funding of Advertain Canada’s operations, decided to abandon its interest in Advertain Canada. On June 15, 2001, the Company sold its investment in Advertain Canada back to Advertain Canada’s original shareholder. On June 18, 2001, the Company changed its name from Advertain to RetinaPharma International, Inc. (“RetinaPharma”) and became inactive.

In 2003, the Company became a resource exploration company. On October 31, 2003, the Company acquired 100% of the issued and outstanding common stock of Xtra-Gold Resources, Inc. (“XGRI”). XGRI was incorporated in Florida on October 24, 2003. On December 19, 2003, the Company changed its name from RetinaPharma to Xtra-Gold Resources Corp.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited (“Canadiana”) and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited (“Goldenrae”). Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.

On October 20, 2005, XGRI changed its name to Xtra Energy Corp. (“Xtra Energy”).

On October 20, 2005, the Company incorporated Xtra Oil & Gas Ltd. (“XOG”) in Alberta, Canada.

On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited (“XG Exploration”).

On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited (“XG Mining”).

On March 2, 2006, the Company incorporated Xtra Oil & Gas (Ghana) Limited (“XOGG”) in Ghana.

On November 24, 2012, the Company changed its residency address from the USA to the British Virgin Islands.

2.	CONTINUANCE OF OPERATIONS

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. The Company has incurred a loss of $7,165,258 for the year ended December 31, 2012 and has accumulated a deficit during the exploration stage of $24,811,380. Results for the year ended December 31, 2012 are not necessarily indicative of future results. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At December 31, 2012, the Company has working capital of $1,948,426 ($2,288,015 excluding the warranty liability, Note 8), which would not be sufficient to fund the current level of operations for a period greater than twelve months. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

3.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”).

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Xtra Energy (from October 31, 2003), XG Exploration (from February 16, 2004), XOG (from October 20, 2005) and XOGG (from March 2, 2006) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012 and 2011, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

No allowance for doubtful accounts has been provided. Management has evaluated all receivables and believes they are all collectible.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company’s trading securities are reported at fair value, with unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%
Vehicles	30%
Mining equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Stock-based compensation

The Company accounts for share-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 718 which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock- based compensation is subject to periodic adjustment as the underlying equity instruments vest. Nonemployee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non- employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (”ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Income taxes

The Company accounts for income taxes under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the year. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of December 31, 2012, there were 964,500 warrants (2011 – 566,482) and 2,639,000 stock options (2011 – 2,067,000) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti- dilutive.

Foreign exchange

The Company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. The Company has its cash primarily in commercial banks in Toronto, Ontario, Canada.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2012, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset:

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents	$2,308,916	$2,308,916	$—	$—
Restricted cash	220,961	220,961
Marketable securities	$260,434	$260,434	$—	$—
Total	$2,790,311	$2,790,311	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of December 31, 2012 and 2011, the Company has exceeded the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The Company sells all gold recovered to one licensed export agent in Ghana. There is no contract in place and the Company is able to switch suppliers at its discretion.

Recently adopted accounting pronouncements

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The Company’s January 1, 2012 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Comprehensive Income

In June 2011, the ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update required certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The Company adopted the new guidance and its deferral and opted to present the total of comprehensive income in one statement effective for its fiscal year beginning January 1, 2011. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Recently issued accounting pronouncements

Reporting of Amounts reclassified out of Accumulated Other Comprehensive Income

In February 2013, ASC guidance was issued related to items reclassified from Accumulated Other Comprehensive Income. The new standard requires either in a single note or parenthetically on the face of the financial statements:(i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The update is effective for the Company’s fiscal year beginning January 1, 2013 with early adoption permitted. The Company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The update is effective for the Company’s fiscal year beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required.

In January 2013, ASC guidance was issued to clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Fair Value Accounting

In May 2011, the ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The update is effective for the Company’s fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

4.	INVESTMENTS IN TRADING SECURITIES

At December 31, 2012, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of December 31, 2012, the fair value of trading securities was $260,434 (2011 – $2,531,644).

5.	EQUIPMENT

	2012			2011
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—	$8,358	$6,549	$1,809
Computer equipment	20,274	20,274	—	20,274	18,666	1,608
Exploration equipment	1,464,478	601,528	862,950	1,464,478	379,843	1,084,635
Vehicles	333,989	131,467	202,522	333,989	52,014	281,975
	$1,827,099	$761,627	$1,065,472	$1,827,099	$457,072	$1,370,027

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

6.	MINERAL PROPERTIES

	2012	2011

Acquisition costs	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	131,133	131,133
Option payment received	(881,440)	(881,440)
Total	$857,422	$857,422

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. Each of these mining leases grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019 with respect to the Kwabeng and Pameng Projects, and until December 17, 2015 with respect to the Kibi Project (formerly known as the Apapam Project), the latter of which can be renewed for up to a further 30 year term on application and payment of applicable fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

Banso and Muoso Project

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license (“PL”) securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects. This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project. Subsequent to the year ended December 31, 2010, the Government of Ghana granted two mining leases for these Projects dated January 6, 2011. These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project. These mining leases supersede the PL previously granted to the Company. Among other things, both mining leases require that the Company (i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter); (ii) pay annual ground rent of GH¢260.00 (USD$167) for the Banso Project and GH¢280.00 (USD$180) for the Muoso Project; (iii) commence commercial production of gold within two years from the date of the mining leases; and (iv) pay a production royalty to the Government of Ghana. The Company has filed for the necessary permits to commence work on the project, which are currently pending approval.

The Company executed a letter of intent (“LOI”) with Buccaneer Gold Corp. (“Buccaneer”), formerly Verbina Resources Inc., a company related by two directors in common, on July 21, 2010 whereby Buccaneer could acquire an undivided 55% interest in the Company’s interest in the mineral rights of the Company’s Banso and Muoso concessions (“Concessions”). On January 21, 2011 the terms of the agreement were amended.

Pursuant to the 2011 LOI, Buccaneer can acquire a 55% legal and beneficial interest in the Company’s interest in the mineral rights of the Concessions pursuant to the following terms: Buccaneer shall (i) provide the Company, by February 28, 2011, with notice of its satisfactory completion of due diligence of the Concessions (provided on January 21, 2011), and receipt of regulatory acceptance by the TSX Venture Exchange of the 2011 LOI (received on February 16, 2011) (the “Effective Date”); (ii) make a cash payment to the Company of $425,000 consisting of $100,000 upon the Effective Date and $325,000 within 90 days of the Effective Date (received); (iii) issue 1,000,000 fully paid and non-assessable common shares of Buccaneer to the Company upon the Effective Date (issued in the March 2011 quarter); (iv) incur a total of $4,425,000 in exploration expenditures on the Concessions within five (5) years of the Effective Date with $500,000 to be incurred in the first year (completed) from the Effective Date and $1,000,000 in each year thereafter, except that in the final year the exploration expenditures shall be a minimum of $925,000; and (v) pay to the Company $300,000 in connection with a Versatile Time-domain Electromagnetic (“VTEM”), Magnetic and Radiometric survey to be flown over the Concessions by the Company, which payment shall be credited toward the $500,000 in exploration expenditures referred to above in subparagraph (iv).

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

6.	MINERAL PROPERTIES (cont’d…)

A definitive binding option agreement shall be entered into between the Company and Buccaneer which agreement will require approval from the Minister of Lands, Forestry and Mines.

The status of each Buccaneer commitment to the Company in the 2011 LOI is as follows:

Item	Description	Status
(i)	Due diligence completed	Completed
	TSX accepts LOI	Completed
(ii)	Pay $100,000 to the Company	Received by the Company
	Pay a further $325,000 to the Company	Received by the Company
(iii)	Issue 1,000,000 Buccaneer shares to the Company	Received by the Company
(iv)	Spend $4,425,000 on the properties over 5 years	In Progress
(v)	Pay $300,000 to the Company for a VTEM survey	Received by the Company

The 1,000,000 Buccaneer shares received were valued at $411,440 at the date of issuance.

Option agreement on Edum Banso Project

In October 2005, XG Exploration entered into an option agreement (the “Option Agreement”) with Adom Mining Limited (“Adom”) to acquire 100% of Adom’s right, title and interest in and to a prospecting license on the Edum Banso concession (the “Edum Banso Project”) located in Ghana. Adom further granted XG Exploration the right to explore, develop, min and sell mineral products from this concession. The prospecting license has been renewed for a two year period expiring on July 21, 2013.

The consideration paid for the Option Agreement was $15,000 with additional payments of $5,000 to be paid on the anniversary date of the Option Agreement in each year during the term which term has been extended to November 11, 2013. Further net smelter royalty payments, based on proven and probable reserves and gold production, was also payable to Adom.

During August 2011, the Company assigned its interest in the Edum Banso Project to Discovery Gold Corporation (DCGD -previously Norman Cay Development Inc.) for a cash payment of $125,000, 1,000,000 DCGD shares, valued at $260,000 at the date of issuance, and an option payment of $135,000 payable in six months from the date of assignment of the option interest. If DCGD did not exercise its six-month option the Project reverted to the Company. Of the payments received, $20,000 reduced the carrying value of the Edum Banso Project on the Balance Sheet and the remainder reduced exploration spending in the third quarter of 2011. A $25,000 finder’s fee was paid to introduce the Company to DCGD and this fee reduced the gain recorded in the Statement of Operations.

During the period ended March 31, 2012, DCGD paid a final option payment of $135,000 to the Company.

Mining lease and prospecting license commitments

The Company is committed to expend, from time to time fees payable (a) to the Minerals Commission for: (i) an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence); (ii) a grant of a mining lease (currently $100,000); (iii) an extension of a mining lease (currently $100,000); (iv) annual operating permits; and (v) the conversion of a reconnaissance license to a prospecting license (currently $20,000); (b) to the Environmental Protection Agency (“EPA”) (of Ghana) for: (i) processing and certificate fees with respect to EPA permits; (ii) the issuance of permits before the commencement of any work at a particular concession; or (iii) the posting of a bond in connection with any mining

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

6.	MINERAL PROPERTIES (cont’d…)

operations undertaken by the Company; (c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed; and (d) an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the areas covered by the Company’s mining leases and future reconnaissance and prospecting licenses and such other financial commitments arising out of any approved exploration programs in connection therewith.

7.	ASSET RETIREMENT OBLIGATION

	2012	2011

Balance, beginning of year	$171,395	$155,395
Change in obligation	—	—
Accretion expense	16,000	16,000
Balance, end of year	$187,395	$171,395

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $220,000 (2011 - $220,000). The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 2%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$220,961 which has been recorded in restricted cash.

8.	CAPITAL STOCK

Cancellation of shares

In May 2005, 47,000,000 common shares owned by two former directors were returned to treasury and cancelled.

In June 2006, 10,000 common shares were returned to the Company in settlement of a dispute and cancelled.

In May 2009, 200,000 common shares were repurchased for $50,000 and cancelled.

In March 2010, 80,891 common shares were repurchased for $108,000 and cancelled.

During the year ended December 31, 2012 a total of 68,300 common shares were re-purchased for $54,832 and cancelled.

Issuance of shares for services

In December 2008, an aggregate of 131,243 common shares were issued to three vendors of the Company’s subsidiary, XG Mining to settle outstanding accounts for services at a value of $1.50 per share.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

8.	CAPITAL STOCK (cont’d...)

Private placements

In December 2012, the Company issued 1,929,000 units at CAD$0.85 per unit for gross proceeds of $1,660,025. A cash commission of $126,324 was paid in relation to this financing. Each unit was comprised of one common share and one-half common share purchase warrant. Each full warrant is convertible into a common share of the Company at the rate of CAD$1.00 per share for a period of two years, expiring December 21, 2014.

In June 2010, the Company issued 250,000 units at $1.00 per unit for gross proceeds of $250,000. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.50 expiring 18 months from the date of issue. The Company also issued finder’s warrants enabling the holders to acquire up to 25,000 common shares at the same terms as the unit warrants. The fair value of finder’s warrants was $15,091 calculated using the Black-Scholes valuation method. The assumptions used were 1.5 years of expected life, risk free interest rate of 1.82%, volatility of 99.78% and a dividend rate of 0%.

In April 2010, the Company issued 838,000 units at $1.00 per unit for gross proceeds of $838,000. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.50 expiring 18 months from the date of issue. The Company also issued finder’s warrants enabling the holders to acquire up to 73,800 common shares at the same terms as the unit warrants. The fair value of finder’s warrants was $40,516 calculated using the Black-Scholes valuation method. The assumptions used were 1.5 years of expected life, risk free interest rate of 2.05%, volatility of 116.59% and a dividend rate of 0%.

In December 2009, the Company issued 706,000 units at $1.00 per unit for gross proceeds of $706,000. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.50 expiring eighteen months from the date of issue. The Company also issued finder’s warrants enabling the holders to acquire up to 50,600 common shares at the same terms as the unit warrants. The fair value of finder’s warrants was $20,098 calculated using the Black-Scholes valuation method. The assumptions used were 1.5 years of expected life, risk free interest rate of 2.05%, volatility of 109% and a dividend rate of 0%.

In August 2009, the Company issued 376,875 units at $0.80 per unit for gross proceeds of $301,500. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.00 expiring two years from the date of issue.

In April and May 2009, the Company issued 1,018,000 units at $0.70 per unit for gross proceeds of $712,600. Each unit consisted of one common share and one share purchase warrant enabling the holder to acquire an additional common share at a price of $1.00 expiring two years from the date of issue.

In February 2008, the Company issued 1,062,000 units at $1.50 per unit for gross proceeds of $1,593,000. Each unit consisted of one common share and one share purchase warrant enabling the holder to acquire an additional common share at a price of $2.25 per share expiring on July 7, 2009. The Company also issued finder’s warrants enabling the holder to  acquire up to 84,960 common shares at the same terms as the unit warrants. The fair value of the finder’s warrants was $15,136 and calculated using the Black-Scholes valuation method. The assumptions used were 1.5 years of expected life, risk free interest rate of 4.88%, volatility of 33% and a dividend rate of 0%.

In October 2007, the Company issued 668,202 units at $1.35 per unit for gross proceeds of $902,073. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.75 for one year which expiry date was extended to January 13, 2009. The Company also issued finder’s warrants enabling the holder to acquire up to 33,410 common shares at the same terms as the unit warrants. The fair value of the finder’s warrants was $2,015 and calculated using the Black-Scholes valuation method. The assumptions used were 1 year of expected life, risk free interest rate of 4.50%, volatility of 36% and a dividend rate of 0%.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

8.	CAPITAL STOCK (cont’d...)

Private placements (cont’d…)

In October 2006, the Company issued 282,000 common shares at $1.10 per share for gross proceeds of $310,200. For each two shares subscribed for, the purchaser received one share purchase warrant which enables the holder to acquire an additional common share at a price of $1.50 to April 23, 2008 which expiry date was extended to July 13, 2008 (65,000 exercised; 76,000 expired).

In July 2006, the Company issued 1,132,000 common shares at $0.90 per share for gross proceeds of $1,018,800. For each two shares subscribed for, the purchaser received one share purchase warrant which enables the holder to acquire an additional common share at a price of $1.50 to July 31, 2007 which expiry date was extended to July 13, 2008 (566,000 exercised).

In June 2006, the Company issued 578,112 common shares at $0.90 per share for gross proceeds of $520,300. For each two shares subscribed for, the purchaser received one share purchase warrant which enables the holder to acquire an additional common share at a price of $1.50 to June 16, 2007 (expired).

In March 2006, the Company issued 792,029 common shares at $0.70 per share for gross proceeds of $554,420.

In November 2005, the Company issued 1,549,354 common shares at $0.55 per share for gross proceeds of $852,145.

In August 2005, the Company issued 300,000 common shares at $0.55 per share for gross proceeds of $165,000. For each two shares subscribed for, the purchaser received one share purchase warrant which enables the holder to acquire an additional common share at a price of $0.75 to August 31, 2006 (expired).

In June 2005, the Company issued 536,218 common shares at $0.55 per share for gross proceeds of $294,920. For each two shares subscribed for, the purchaser received one share purchase warrant which enables the holder to acquire an additional common share at a price of $0.75 to April 30, 2006 (177,200 exercised; 90,910 expired).

Initial Public Offering

In November 2010, the Company completed an initial public offering in Canada and issued 8,092,593 common shares at CAD$1.35 (USD$1.33) for gross proceeds of CAD$10,925,001 (USD$10,753,149). The Company also issued 566,482 (expired) broker warrants with a strike price of CAD$1.35 (US$1.33) per warrant and a two-year term to maturity. The Company valued the warrants at $364,248 using the Black-Scholes model with a 90% volatility, 0% dividend and 1.5% interest rate.

Escrow Shares

A total of (a) 267,500 shares (the “Escrow Shares”) were deposited into escrow at the time of listing of the Company’s shares on the Toronto Stock Exchange on November 23, 2010 (the “Listing Date”), following completion of the IPO. The Escrow Shares are released from escrow as to (a) 1/4 of the Escrow Shares on the Listing Date; (b) 1/3 of the remaining Escrow Shares, six months after the Listing Date; (c) 1/2 of the remaining Escrow Shares, 12 months after the Listing Date; and (d) the remaining Escrow Shares, 18 months after the Listing Date. As of December 31, 2012, a total of Nil Shares were held in escrow (December 31, 2011 – 133,750).

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

8.	CAPITAL STOCK (cont’d...)

Acquisition of subsidiary

Effective December 22, 2004, the Company acquired 90% of the outstanding shares of XG Mining in exchange for 2,698,350 shares of common stock. In connection with this acquisition, 47,000,000 shares owned by two former officers and directors of the Company were returned to treasury and cancelled.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the “2011 Plan”) and cancelled the 2005 equity compensation plan. Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant. The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval. The maximum term of options granted cannot exceed 10 years.

At December 31, 2012, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

108,000	$0.75	June 7, 2013
42,000	$1.00	June 7, 2013
100,000	$1.85	July 1, 2014
324,000	$0.70	May 1, 2016
270,000	$0.75	March 5, 2017
162,000	$0.75	March 12, 2017
108,000	$1.00	January 25, 2020
216,000	$1.00	February 1, 2020
228,000	$1.00	June 1, 2020
90,000	$1.15	July 1, 2020
56,000	$1.98	February 15, 2021
145,000	$1.95	March 1, 2021
108,000	$1.85	June 10, 2021
682,000	CDN$0.85	December 31, 2022

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2012		2011
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of year	2,067,000	$1.07	1,788,000	$0.88
Granted	682,000	0.85	409,000	1.90
Exercised	(110,000)	1.00	—	—
Cancelled/Expired	—	—	(130,000)	1.05

Outstanding, end of year	2,639,000	$1.02	2,067,000	$1.07

Exercisable, end of year	2,552,000	$1.00	1,749,500	$0.99

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

8.	CAPITAL STOCK (cont’d...)

Stock options (cont’d…)

The aggregate intrinsic value for options vested as of December 31, 2012 is approximately $526,609 (2011 - $452,250) and for total options outstanding is approximately $604,429 (2011 - $758,750).

The fair value of stock options granted, vested, and modified during the year ended December 31, 2012 totalled $1,041,591 (2011 – $361,239) which has been included in general and administrative expense.

Of the total stock based compensation recorded $418,317 (2011 - $Nil) related to the modification of existing stock options. Certain option maturity terms were extended during the year to ten years from the original issuance of the options.

The following assumptions were used for the Black-Scholes valuation of stock options granted or extended during the years ended December 31, 2012 and 2011:

	2012	2011

Risk-free interest rate	1.75%	1.75%
Expected life	7.5 years	3 years
Annualized volatility	83.64	95.34
Dividend rate	—	—

The weighted average fair value of options granted was $0.73 (2011 - $1.17) .

Warrants

At December 31, 2012, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

964,500	CAD$1.00	December 21, 2014

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2012		2011

Balance, beginning of year	566,482	CAD$ 1.33	2,439,320	$1.29
Issued	964,500	CAD 1.00	—
Exercised	—		(1,608,038)	1.24
Expired	(566,482)	CAD 1.33	(264,800)	1.49
Balance, end of year	964,500	CAD$ 1.00	566,482	$1.33

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

8.	CAPITAL STOCK (cont’d...)

Warrants (cont’d…)

Under US GAAP where the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. The common share purchase warrants described above are denominated in CAD dollars and the Company’s functional currency is the US dollar. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability at issuance to be $275,735 based upon a Black-Scholes Options Pricing Model calculation. The fair value of the warrants has been initially estimated at December 21, 2012 using the Black-Scholes Options Pricing Model, using a volatility of 95%, risk free interest rate of 1.25%, expected life of 18 months, and a dividend yield of Nil. The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. At December 31, 2012, the fair value of the warrant liability was valued at $339,589 and the fair value adjustment was recognized in the consolidated statement of operations.

9.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012 and 2011, the Company entered into the following transactions with related parties:

		Dec. 31, 2012	Dec. 31, 2011

Consulting fees paid or accrued to officers or their companies		$371,340	$351,670
Directors’ fees		34,002	32,299

Stock option grants to officers and directors		682,000	223,000
Stock option grant price range	$	CAD$0.85	$1.85 to 1.95

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties. An amount of $Nil (2011 - $213,872) was due from a company with common directors and/or officers.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Cumulative amounts
	from the beginning of
	the exploration stage
	on January 1, 2003 to
	December 31, 2012	2012	2011

Cash paid during the period for:
Interest	$192,632	$5,270	$—
Income taxes	$—	$—	$—

There were no significant non-cash transactions during the year ended December 31, 2012. During the year ended December 31, 2011, the non-cash receipt of 1,000,000 Buccaneer common shares per the 2011 LOI (Note 6), the receipt of 1,000,000 NCD shares (Note 6), and the write off of $27,942 related to an asset sale.

11.	DEFERRED INCOME TAXES

Income tax benefits attributable to losses from United States of America operations was $Nil for the years ended December 31, 2012 and 2011, and differed from the amounts computed by applying the United States of America federal income tax rate of 34% to pretax losses from operations as a result of the following:

	2012	2011

Loss for the year	$(7,631,636)	$(5,794,927)

Computed “expected” tax (benefit) expense	$(2,671,073)	$(1,970,275)
Non deductible (taxable) items	425,576	4,088
Lower effective income tax rate on loss of foreign subsidiaries	466,378	399,000
Valuation allowance	1,779,119	1,567,187

Net expected tax (benefit) expense	$—	$—

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

11.	DEFERRED INCOME TAXES (cont’d...)

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below:

	2012	2011

Deferred tax assets (liabilities):
Trading securities	$177,064	$(224,739)
Net operating loss carryforwards - US	1,988,971	1,611,391
Net operating loss carryforwards - Ghana	2,402,345	1,229,724

Valuation allowance	(4,568,380)	(2,616,376)

Total deferred tax assets	$—	$—

The valuation allowance for deferred tax assets as of December 31, 2012 and 2011 was $(4,568,380) and $(2,616,376) respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in assessing the realizability of deferred tax assets. In order to fully realize the deferred tax asset attributable to net operating loss carryforwards, the Company will need to generate future taxable income of approximately $15,300,000 prior to the expiration of the net operating loss carryforwards. Of the $15,300,000 of operating loss carryforwards, $5,700,000 is attributable to the US, and expires between 2013 and 2032, and the balance of $9,600,000 is attributable to Ghana and expires between 2013 and 2017.

12.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties. Geographic information is as follows:

	2012	2011

Cash and restricted cash:
Canada	$2,152,984	$4,263,201
Ghana	376,893	456,513
Total cash and restricted cash	$2,529,877	$4,719,714
Capital assets
Canada	—	3,418
Ghana	1,922,894	2,224,031
Total capital assets	$1,922,894	$2,227,449
Total	$4,452,771	$6,947,163

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
DECEMBER 31, 2012

13.	CONTINGENCY AND COMMITMENTS

a)

The Company leases 881 square feet for its corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario. The lease has a 60 month term commencing November 1, 2012, at approximately CAD$3,666.87 (US$3,679) per month.

b)

In late 2009, the Government of Ghana announced an increase in the gross overriding royalty (“GOR”) required payable by all mining companies in the country from 3% to 5%. The industry standard remained at 3% due to stability agreements which were in place with a number of companies. From the commencement of gold recovery in July 2010 to September 2010, the Company paid the GOR at 5% and as of October 2010, the Company began to pay the GOR at 3% until July 1, 2011 when the Company again paid the royalty at 5%. As a result of this decision, there is a potential unrecorded liability of $84,300 related to 2010 activities and a recorded liability of $120,000 related to 2011 activities. Although the Company believes it is unlikely that these amounts will become payable a provision has been recorded due to the uncertainty of the timing of the increase.