Form 20-F
period 2013-12-31
XTRA-GOLD RESOURCES CORP
filed 2014-03-31
CIK 1288770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

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

Title of each class	Outstanding at December 31, 2013
Common shares	46,263,917

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

[   ] Yes      [X] No

GENERAL MATTERS

Use of Names

In this annual report filed on Form 20-F, the terms “Xtra-Gold”, “company”, “we”, and “our” refers to Xtra-Gold Resources Corp., a British Virgin Islands company, and our wholly-owned subsidiaries, Xtra-Gold Exploration Limited and Xtra Oil & Gas (Ghana) Limited and our 90% owned subsidiary, Xtra-Gold Mining Limited.

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

The following, in addition to the factors described elsewhere in this annual report under “Risk Factors”, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	our ability to continue as a going concern

•	unexpected changes in business and economic conditions;

•	significant increases or decreases in gold prices;

•	changes in interest rates and currency exchange rates;

•	unanticipated grade changes;

•	changes in metallurgy;

•	access and availability of materials, equipment, supplies, labor and supervision, power and water;

•	determination of mineral resources and mineral reserves;

•	availability of drill rigs; changes in project parameters;

•	costs and timing of development of new mineral reserves; results of current and future exploration activities;

•	results of pending and future feasibility studies; joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	local and community impacts and issues;

•	timing of receipt of government approvals; accidents and labor disputes; environmental costs and risks; and

•	competitive factors, including competition for property acquisitions; and availability of capital at reasonable rates or at all.

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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2013	2012	2011	2010	2009
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated loss and comprehensive loss for the period	(750,942)	(7,631,636)	(5,794,927)	(2,976,645)	(1,038,124)
Net loss and comprehensive loss attributable to non-controlling interest	8,849	466,378	470,170	(40,268)	76,629
Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	(742,093)	(7,165,258)	(5,324,757)	(3,016,913)	(961,495)
Basic and diluted loss attributable to common shareholders per common share	(0.02)	(0.16)	(0.12))	(0.09)	(0.03)
Total current assets	1,717,195	2,692,522	7,374,906	10,350,617	2,602,232
Total assets	3,616,752	4,836,377	9,823,316	13,019,905	4,550,587
Total current liabilities	311,904	404,507	745,860	517,236	483,073
Total liabilities	515,299	931,491	917,255	672,631	554,979
Working capital	1,405,291	1,948,426	6,629,046	9,833,381	2,119,159
Capital stock	46,264	46,540	44,569	42,961	33,231
Total stockholders’ equity	3,101,453	3,904,866	8,906,061	12,347,274	3,995,608
Total Xtra-Gold Resources Corp. stockholders’ equity	4,083,211	4,877,795	9,412,592	12,383,635	4,072,237
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic and diluted weighted average number of common shares outstanding	46,481,748	44,698,113	43,815,678	35,160,827	32,101,330

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

If our company does not obtain new financings, commencing from 2014, the amount of funds available to our company to pursue any further exploration activities at our projects will be reduced and our company’s plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project. Commencing from 2014, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects. Any impairment in our company’s ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company’s plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2014 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2014, our company may need to explore various financing alternatives to meet our projected costs and expenses. Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all. Additionally, if the actual costs to execute our company’s business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company’s ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2013, our company had an accumulated deficit during the exploration stage of $25,553,473. It is anticipated that our company will continue to experience operating losses for fiscal 2014 and until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of approximately $25,553,473 as of December 31, 2013. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred. If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

Business, exploration activities and any future development activities and mining operations are and will be subject to extensive Ghanaian, United States, Canadian, British Virgin Islands and other foreign, federal, state, territorial and local laws and regulations and also exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new such requirements could adversely affect our company’s operating and future development costs, the timing of our company’s operations, ability to operate and financial results. These laws and regulations governing various matters include:

•	environmental protection;

•	management of natural resources;

•	exploration, development of mines, production and post-closure reclamation;

•	export and import controls and restrictions;

•	price controls;

•	taxation;

•	labor standards and occupational health and safety, including mine safety;

•	historic and cultural preservation; and

•	generally accepted accounting principles.

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

•	taxation;

•	the timely issuance of permits; and

•

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

The Government of Ghana is granted a 10% free carried interest in all mining operations and has no obligation to contribute to development or operating expenses. The Government of Ghana currently has a 10% free carried interest in XG Mining, one of our Ghanaian subsidiaries that holds all of the mining leases securing our interest in all of the concessions where our projects are located. The Government of Ghana also has:

•	the right to acquire an additional interest in XG Mining for a price to be determined by agreement or arbitration;

•

the right to acquire a special share (as defined in the Minerals and Mining Act, 2006 (Act 703), as amended by the Minerals and Mining Act, 2010 (Act 794) (the “Mining Act (Ghana)”) in XG Mining at any time for such consideration as the Government of Ghana and XG Mining might agree; and

•	a right of pre-emption to purchase all minerals raised, won or obtained in Ghana.

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

•	effect service of process on our directors or officers, or

•

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

The market price of our common shares may be highly volatile and possibly illiquid. Our shareholders may not be able to resell their common shares following periods of volatility because of the market’s adverse reaction to volatility. Factors that could cause such volatility may include, among other things:

•	actual or anticipated fluctuations in our quarterly operating results;

•	large purchases or sales of our common shares;

•	additions or departures of key personnel;

•	investor perception of our company’s business prospects;

•	conditions or trends in other industry related companies;

•	changes in the market valuations of publicly traded companies in general and other industry-related companies; and

•	world-wide political, economic and financial conditions.

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

We are authorized to issue an unlimited number of shares without prior shareholder consent which will be dilutive to our shareholders.

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

•

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

•

we are not be required to file current reports on Form 8-K; although we are required to file current reports on Form 6-K but for less mandatory items than are required under Form 8-K, and since our securities are listed on the TSX and subject to the rules of the CSA, we will file material change reports with the CSA via SEDAR and, under SEC rules, post copies of such reports on our website;

•

our officers, directors and principal shareholders are not subject to Section 16 of the Exchange Act, which otherwise requires them to file ownership reports with the SEC and subjects them to “short-swing” profit liability;

•	we are not subject to the SEC’s proxy rules; and

•	we are not subject to the provisions of Regulation FD which is designed to prevent selective disclosure of material information.

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

Development of our Business During 2013

As at the date of this annual report, we have the following five projects all of which are in the exploration stage.

•

Kibi Project. Our Kibi project is located on the Apapam concession and is our only material project. This project encompasses the Zone 2 – Zone 3 – Zone 4 gold system consisting of an over 5.5 kilometer long mineralized trend delineated from gold-in-soil anomalies, geophysical interpretations, trenching and drilling along the northwest margin of the Apapam concession and the recently discovered Zone 5 auriferous shear system spatially associated with a 1.8 kilometer long gold-in- soil anomaly lying at the northeast extremity of the concession. Our company’s exploration efforts from January 1 to December 31, 2013, being the fiscal year for which this annual report is being filed, have been focused on the Zone 5 gold corridor target of our Kibi project. During the fiscal year, we announced:

•

new gold shoot discovered along the Zone 5 - Main Shear structure approximately 350 meters southwest of discovery high-grade gold shoot including surface saw-cut channel sample results of 3.9 meters grading 5.9 g/t gold, 1.1 meters grading 14.77 g/t gold, and 1.6 meters grading 11.14 g/t gold (March 4) and saw-cut and trench channel sample results of 5.1 meters grading 5.88 g/t gold and 3 meters grading 10.37 g/t gold (April 25);

•

Zone 5 gold corridor delineated over a minimum 325 meter width with the braided shear zone system encompassing at least 7 auriferous shear zones; with the Main shear traced over an approximately 500 meter strike length (April 25);

•

completed a 31.2 kilometer pole-dipole induced polarization / resistivity survey (“IP Survey”) covering the 1.8 kilometer long Zone 5 gold-in-soil anomaly; preliminary interpretation of IP data indicates that the Main Shear and L7600W auriferous structures lie in close proximity to high resistivity axes along the southeast and northwest margins of a broad resistivity trend extending over a 1,000 meter distance, with the Main Shear mineralization spatially associated with a coincident high resistivity / intermittent weak – moderate chargeability signature extending over an approximately 600 meter strike distance (April 25);

•

additional trench and channel sampling results reported from the Zone 5 Gold Corridor, as well as initial ground- proofing results of high priority gold targets recently defined by the IP Survey, including 6 meters grading 5.96 g/t gold, 3 meters grading 6.39 g/t gold, 6.8 meters grading 3.12 g/t gold, 2.4 meters grading 6.25 g/t gold, 1.1 meters grading 14.05 g/t gold, 3.8 meters grading 6.84 g/t gold, 1.3 meters grading 9.07 g/t gold and 3 meters grading 17.96 g/t gold (June 12);

•

new bedrock exposure of Main Shear discovered approximately 250 meters southwest of the L7600N Gold Shoot along a prominent high resistivity trend; extending the apparent strike length of the Main Shear gold mineralization to approximately 775 meters (June 12);

•

new iron formation-hosted gold target exhibiting spatial association with a series of coincident high chargeability (IP) / weak – moderate resistivity anomalies lying along a regional structure discovered on the Zone 5 grid (June 12);

•

final interpretation of the Zone 5 IP survey results indicates an approximately 350 meter long, deep-rooted (> 225 meters), SW-plunging, coincident chargeability (IP) / resistivity anomaly spatially associated with the High Grade Gold Shoot and Tourmaline Zone at the northwest extremity of the Main Shear structure (December 12); and

•

two additional high-priority, 475 meters and 600 meters long, IP targets identified along prominent ENE-trending resistivity anomalies paralleling the gold-bearing resistivity trend spatially associated with the Main Shear and Old Pit auriferous structures (December 12).

See “Kibi Project - 2013 Exploration Program” for further details relating to the matters noted above. See “Kibi Project – Prior Exploration by Xtra-Gold” for exploration activities conducted by our company during the two years preceding the fiscal year. As at the date of this annual report, during 2014, we plan to conduct:

•	an exploration program consisting of:

-

reconnaissance geology and prospecting to further define the strike extensions of the seven known gold-bearing structures hosted by the Zone 5 gold corridor and to ground proof additional high priority targets identified by the IP survey along the 1.8 kilometer long Zone 5 gold-in-soil trend;

-

trenching and outcrop stripping to further expose the known Zone 5 auriferous structures in preparation for systematic geological mapping and channel sampling in preparation for drill target definition;

-	scout trenching focusing on the prioritization of additional Kibi project gold showings yielded by our recently completed property-wide soil geochemical survey, geological modeling, and VTEM targets;

•	a drilling program of approximately 300 to 500 meters at an estimated cost of $600,000.

Kwabeng Project. Our Kwabeng project is located on the Kwabeng concession. During the fiscal year for which this annual report is being filed, our company conducted geological compilation, prospecting, reconnaissance geology, soil geochemical sampling, and scout hand trenching to identify and/or further advance grassroots targets on this project. During the fiscal year, we announced initial exploration results for an ongoing grassroots exploration program targeting an approximately 8 kilometer by 1 kilometer area along the eastern margin of the Kwabeng concession.

•

4 prominent clusters of gold bearing rock floats and/or subcrops identified over an approximately 1.2 kilometer distance on the new Bomaa target on our Kwabeng project, with 64 (59%) out of 109 composite chip samples from mineralized argillite floats / subcrops returning gold values above 0.1 g/t, including gold values reaching up to 20.7 g/t and 6.53 g/t; and scout soil geochemical sampling yielding gold-in-soil values attaining 2,230 parts per billion (“ppb”), 1,150 ppb, and 606 ppb spatially associated with the 275 meter long by 20 meters to 60 meters wide Bomaa North mineralized argillite float and/or subcrop cluster (November 21),

See “Kwabeng Project – 2013 Exploration Program” for the details and results of this exploration work. In connection with the two years preceding the fiscal year, we did not conduct any exploration activities at this project. As at the date of this annual report, during 2014, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets

We commenced placer gold recovery operations at our Kwabeng project in late March 2013 and during the fiscal year, we recovered 1,706 ounces of placer gold and sold 1,706 ounces for net proceeds of $1,015,203. As at the date of this annual report, during 2014, we plan to continue placer gold recovery operations at this project.

Pameng Project. Our Pameng project is located on the Pameng concession. During the fiscal year, we did not conduct any exploration activities on this project. In connection with the two years preceding the fiscal year, we did not conduct any exploration activities at this project. As of the date of this annual report, during 2014, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

As at the date of this annual report, we have estimated $400,000 for the cost for soil sampling and trenching at our Kibi, Kwabeng and Pameng projects.

•

Banso Project. Our Banso project is located on the Banso concession. During the first few months of the fiscal year, exploration activities were limited to early stage trenching and sampling by Buccaneer Gold Corp. (formerly Verbina Resources Inc.), a mineral resource company listed on the TSX Venture Exchange (the “TSXV”). During the fiscal year, we did not conduct any exploration activities on this project. In connection with an agreement entered into in January 2011 with Buccaneer Gold Corp., as part of the criteria to meet exploration expenditures to earn the 55% interest in our 90% interest of the mineral rights in the Banso mining lease, this company was required to spend $1,000,000 in exploration expenditures between this project and our Muoso project during our fiscal year. In April 2013, Buccaneer Gold Corp. ceased all exploration activities at this project to conserve capital due to market conditions. We granted Buccaneer Gold Corp. a two year extension to complete its obligation to incur $4.5 million in exploration expenditures over a five year period which commenced in February 2011. As at the date of this annual report, we continue to support Buccaneer and expect their exploration efforts at this project will restart when the junior exploration market improves. See “Banso Project – Exploration Activities by Buccaneer Gold Corp. in 2011 and 2012” for exploration activities conducted on this project during the two years preceding the fiscal year. As at the date of this annual report, we have not planned for any additional exploration activities during the next 12 months and we may consider doing so at a later date.

•

Muoso Project. Our Muoso project is located on the Muoso concession. During the first few months of the fiscal year, exploration activities were limited to early stage trenching and sampling by Buccaneer Gold Corp. During the fiscal year, we did not conduct any exploration activities on this project. In connection with an agreement entered into in January 2011 with Buccaneer Gold Corp. as part of the criteria to meet exploration expenditures to earn the 55% interest in our 90% interest of the mineral rights in the Muoso mining lease, this company was required to spend $1,000,000 in exploration expenditures between this project and our Banso project during our fiscal year. In April 2013, Buccaneer Gold Corp. ceased all exploration activities at this project to conserve capital due to market conditions. We granted Buccaneer Gold Corp. a two year extension to complete its obligation to incur $4.5 million in exploration expenditures over a five year period which commenced in February 2011. As at the date of this annual report, we continue to support Buccaneer and expect their exploration efforts at this project will restart when the junior exploration market improves. See “Muoso Project - Exploration Activities by Buccaneer Gold Corp. in 2011 and 2012” for exploration activities conducted on this project during the two years preceding the fiscal year. As at the date of this annual report, we have not planned for any additional exploration activities during the next 12 months and we may consider doing so at a later date.

As of the date of this annual report, we have:

•	received gross proceeds of $11,065,661 (GH¢28,217,436) from our recovery of placer gold operations at our Kwabeng, Pameng and Kibi projects since we commenced these operations;

•	have achieved losses since inception;

•	have minimal operations, and

•	relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

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

We currently conduct limited administrative activities from our corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario, M5H 2T7, Canada, where we have leased 881 square feet for a five year term commencing on November 1, 2012 and expiring on October 31, 2017, at approximately $3,448 (CAD$3,667) per month.

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
Asamama
Moseaso
Muoso
Akrofufu
Ankaase Gold Trend
Old Kwabeng Mine Prospect
Field Camp
Kwabeng
Boma
KWABENG CONCESSION
Awenase
Tumfa Old Mine
Tumfa
BANSO CONCESSION
Banso
Banso Area 2 Prospect
Pameng
Akropong
PAMENG CONCESSION
KIBI GOLD DISCOVERY
Kibi Old Mine
Adadientem
KIBI
Ahwenase
Akim Apapam
APAPAM CONCESSION
LEGEND
Voltaian clastics sediments
Metavolcanics
Metasediments /volcaniclastics
Metasediments
Sediments (K-rich)
Beltgranitoids (K-rich)
Basin granitoids (K-rich)
Basin granitoids
SOIL SAMPLE RESULTS (Au ppb)
0 - 18
19 - 40
41 - 62
63 - 84
85 - 171000
XTRA-GOLD MINING LEASES
0 1,000 2,000 4,000 6,000 8,000
Meters
Xtra-Gold Resources Corp.
XTRA-GOLD MINING CONCESSIONS IN THE KIBI GOLD BELT

Xtra-Gold Mining Concessions Located in the Kibi Gold Belt

Xtra-Gold Mining Leases Located in the Kibi Gold Belt

Overview of Projects

All of our mineral exploration projects are currently at an early stage of evaluation. As at the date of this annual report, except for:

•

an initial National Instrument 43-101 compliant mineral resource estimate for our Kibi project encompassing five deposits collectively hosting 278,000 ounces of gold at an average grade of 2.56 g/t in the indicated category and 147,000 ounces of gold at an average grade of 1.94 g/t in the inferred category (see “Kibi Project - National Instrument 43-101 Compliant Mineral Resource Estimate” for further details)

no mineralized material or mineral resource or mineral reserve estimates have been made at any of our other projects.

Except for the following exploration activities which we have planned for 2014:

at our Kibi project:

•

reconnaissance geology and prospecting to further define the strike extensions of the seven known gold-bearing structures hosted by the Zone 5 gold corridor and to ground proof additional high priority targets identified by the IP survey along the 1.8 kilometer long Zone 5 gold-in-soil trend;

•

trenching and outcrop stripping to further expose the known Zone 5 auriferous structures in preparation for systematic geological mapping and channel sampling in preparation for drill target definition;

•

scout trenching focusing on the prioritization of additional Kibi project gold showings yielded by our recently completed property-wide soil geochemical survey, geological modeling, and VTEM targets; and

at our Kwabeng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

•	the continuation of placer gold recovery operations at this project,

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

Recovery of Placer Gold

In July 2010, we entered into agreements with independent Ghanaian contract miners to recover placer gold and produce the mineralized material from our Kibi and Pameng projects and an agreement with Ravenclaw Mining Limited, a Swiss company, to assist in overseeing the contract miners to limit our involvement in the placer gold recovery operations from July 2010 through December 2011 and enable our company to focus on lode gold exploration activities (see “Kibi Project – Recovery and Sale of Placer Gold” and “Pameng Project – Recovery and Sale of Placer Gold” for further details). There was no placer gold recovery operations carried out at these projects during 2012 through to the end of the fiscal year.

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

The objective of the modified gold deportment study was to gain an understanding of the nature and mode of occurrence of the gold in each sample. The modified gold deportment study included the following:

•	test work to determine the amenability of the ore to gravity recovery;

•	gold distribution across size fractions (grading analysis);

•	heavy liquid separation to determine the amount of free gold or gold in heavy particles such as sulphides;

•	exposure and mineral association analysis of the particulate gold grains in the gravity concentrate;

•	chemical composition of the ore and metallurgical test products;

•	general mineralogical characterization of the ore;

•	identification and quantification of gold minerals including native gold, gold-tellurides, etc. in the gravity concentrates;

•	grain size distribution of the gold grains in the gravity concentrate;

•	test work to determine the gold recovery by direct cyanidation; and

•	diagnostic leach analysis of the gravity tailings to determine the gold deportment in the gravity tails.

SGS South Africa (Pty) Ltd. made the following preliminary gold recovery conclusions in their report:

•

The gold in the G478923 gold ore samples (3.49 g/t Au) is highly amenable to cyanidation leaching with ~97% recoverable by means of direct cyanidation. This ore is also amenable to gravity upgrading, with ~67% of the gold recovered at a mass pull of ~3%. In the gravity concentrate (97.5 g/t Au), a total of 143 particulate gold grains were observed in the gravity concentrate of this sample.

•

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

•

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

•

The gold in the composite gold ore sample (7.28 g/t Au) is also highly amenable to cyanidation, with ~97% of the gold recoverable by means of direct cyanidation. The ore is also amenable to gravity upgrading, to some degree, with only ~56% of the gold recovered at a mass pull of ~3%. In the gravity concentrate (134.83 g/t Au) a total of 125 particulate gold grains were observed by QEMSCAN.

•

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

•

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

•

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

             Objectives and Overview

•	to review geological mapping to date and to provide on ground structural geological guidance; and

•	to conduct structural geological investigations of key exposures and drill core at Zone 2 with a focus on understanding:

•	the 3D geometry of diorite dykes;

•	structural controls on the distribution of gold mineralization (including ore plunge); and

•	kinematics of shear/fault zones and their influence on the distribution of gold mineralization.

SRK Consulting (Canada) Inc. Conclusions

•	The distribution of gold mineralization in the Big Bend zone is controlled by two NNE-trending shear zones that bound the auriferous zone in a quartz diorite.

•	Auriferous quartz veins in the Big Bend zone comprise:

•	shear and extensional veins related to the development of NNE-trending shear zones; and

•	stockwork veins in a particular portion of the quartz diorite.

•

Vein geometry, rare kinematic indicators and steeply plunging mineral lineation imply that deformation associated with gold mineralization in the Big Bend zone resulted from a protracted episode of reverse SE over NW movement.

•	The controls on gold mineralization at the South zone and other zones are not well understood and require further oriented core drilling followed by structural geology investigations.

SRK Consulting (Canada) Inc. Recommendations

Big Bend Zone

•	complete infill drilling at the Big Bend zone to confirm gold grade continuity in preparation for resource estimation;

•	conduct detailed petrography studies to identify compositional variations in the quartz diorite and verify their potential control on the distribution of gold mineralization;

•

include structural contours of auriferous diorite contacts on geological maps to investigate the relationship between the geometry of the auriferous portion of the diorite body and the distribution of gold mineralization; and

•	define the continuation of (auriferous) shear zones to the north and south of the Big Bend diorite.

South Zone and Other Zones (including the Mashroom Zone)

•	undertake further oriented core drilling to verify the extent and potential presence of shear zones at the South zone (drill orientations to SW and SE); and

•	determine the shear zone kinematics and controls on gold distribution.

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

SRK Consulting (Canada) Inc. Conclusions

•	A fault network was interpreted and subdivided in terms of age. The fault network comprises dominant southwest- northeast- trending faults, subparallel to the dominant trend observed in the form lines that include early reactivated DE extensional faults. These faults are interpreted to have developed (or reactivated) during the Eburnean Orogeny (D2 -D5 ) and are believed to be closely linked to gold mineralization.

•	Two types of intrusions (belt and basin type granitoids) were identified in our area of interest, both of which were emplaced before the culmination of the Eburnean Orogeny (D5 ) and therefore are overprinted by D5 deformation.

•	A late (D6 ) fault set is represented by east-west-rending faults that are linked by minor northwest-southeast- trending faults. These are characterized by narrow, linear breaks in the magnetic data often with little to no visible offset in the magnetic stratigraphy. These late faults are interpreted to have resulted from northeast-southwest compression that may have occurred at the final stages of the Eburnean Orogeny or post-dated the Eburnean Orogeny.

•	Several areas of structural complexity were identified within our area of interest, including left and right- hand steps along the major fault corridors, intersections between D2 -D5 faults and intersections between D2 -D5 and D5 faults, particularly in the vicinity of intrusions.

SRK Consulting (Canada) Inc. Recommendations

•

Regional ground-truthing of the regional structural interpretation should be conducted. This should aim to not only identify whether a given fault is present, but also characterize each fault in terms of:

•	fault products (including the brittle/brittle-ductile/ductile nature of the fault);

•	orientation of associated foliations and lineations if present;

•	kinematics; and

•	alteration or gold mineralization present.

•

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

•

Regional ground-truthing of the regional lithological interpretation should be conducted. This should focus on the location of the boundary between the basin and belt assemblages, as well as better defining the internal variation within both these assemblages, including their known relationships with gold mineralization.

•	Conduct a regional geochemical survey to verify the validity of identified target areas and conduct close- spaced soil geochemical sampling to guide exploration drilling in areas of positive results.

Note:

•	1 ppm = 1 gram per tonne (g/t) = 1,000 part per billion (ppb)

•	All gold results for our exploration programs are reported in parts per million gold (Au).

Our Prior Exploration Activities

Please refer to our annual reports on Form 20-F and Form 10-K previously filed with the SEC for any exploration activities conducted by us before the three years required by this annual report.

Kibi Project

Overview

Our Kibi project is also referred to in this annual report as the Apapam concession and is comprised of a 33.65 square kilometer land position.

Our Kibi project land position also encompasses the following two land staking applications:

•	the Akim Apapam concession is a reconnaissance license contiguous to the southwest extremity of our Kibi project covering an area of 7.0 square kilometers (700 hectares); and

•	the Apapam concession extension is a ground extension along the northwest boundary of our Kibi project covering an area of 1.42 square kilometers (142 hectares).

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

Highlights of these holes include classical granitoid–hosted gold mineralization intercepts of:

•	15 meters grading 2.05 g/t gold, including 5 meters grading 4.00 g/t gold, in KBDD11105; and

•	14 meters grading 2.36 g/t gold, including 5 meters grading 5.18 g/t gold, in KBDD11106.

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

Two additional diamond core holes (586 meters) were drilled on the newly named Big Bend Gold Zone - Central granitoid at our Kibi gold project.

Highlights of these holes include classical granitoid-hosted gold mineralization intercepts of:

•	42 meters grading 2.39 g /t gold in KBDD11108 from 189 meters down-hole; and

•	27 meters grading 0.89 g/t gold in KBDD11107 from 127 meters down-hole.

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

Highlights of the holes noted hereunder include classical granitoid-hosted gold mineralization intercepts of:

•	52 meters grading 2.42 g/t gold in KBDD11113 from 84 meters down-hole, including 27 meters grading3.58 g/t gold (and including 6.09 g/t gold over 12 meters);

•	50 meters grading 1.64 g/t gold in KBDD11110 from 158 meters down-hole, including 24 meters grading 2.45 g/t gold; and

•	50 meters grading 1.31 g/t gold in KBDD11114 from surface, including 20 meters grading 2.21 g/t gold.

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

To date, only approximately 15% of the existing Kibi gold project soil geochemistry / induced polarization (IP) survey grid, covering approximately 30% of the 33.65 square kilometer Apapam mining lease, had been subjected to follow-up work; with the ongoing 2011 drill program focused on Zone 2 of our Kibi gold project only representing approximately 3% of the total concession area. Limited trenching and scout drilling outside Zone 2 has traced the granitoid-hosted gold mineralization over an approximately 2,100 meter distance along the approximately 5.5 kilometer NE – trending Kibi Gold Trend. In combination with VTEM/Mag/Radiometric survey, these target generation/definition programs will enable our company to further define known gold occurrences outside Zone 2, and evaluate the remainder of this very prospective land position for the hosting of granitoid-hosted and Ashanti style shear zone gold mineralization.”

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

Highlights of the 15 diamond core holes (5,714 meters) noted hereunder include:

•	62 meters grading 1.57 g/t gold, including 2.00 g/t gold over 42 meters (and including 2.76 g/t gold over 19 meters) in KBDD11141 from 232 meters down-hole (Big Bend zone);

•	41 meters grading 1.62 g/t gold, including 2.18 g/t gold over 20 meters, in KBDD11143 from 249 meters down- hole (East Dyke- North zone);

•	Big Bend zone now traced over an approximately 325 meter strike length and 500 meter down plunge from surface within the Central granitoid body;

•

South Ridge gold zone extended 170 meters further down dip than from 2010 drilling; gold mineralization now traced over distances of approximately 440 meters along the strike and 400 meters down the dip of the South Ridge granitoid body;

•	New typical Kibi-type granitoid hosted vein system (i.e. Road Cut zone) discovered in diorite body located 60 meters due south of the Central granitoid’s Big Bend zone; and

•	Second diamond drill rig contracted to accelerate delineation/infill drilling of the Big Bend zone and East Dyke – North zone geared towards an initial resource estimate.

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

Holes KBDD11140 and KBDD11141 were drilled in a vertical fan pattern (-60o and -72o) with the upper borehole designed as an infill hole along the eastern portion of the Big Bend zone and the lower borehole targeting the down plunge extension of the mineralized body. The upper KBDD11140 borehole (-60o) yielded mineralized intercepts of 7 meters grading 1.46 g/t gold and 15 meters grading 1.39 g/t gold from down-hole depths of 162 meters and 192 meters, and the steeper KBDD11141 borehole (-72o) intersected 2.00 g/t gold over 42 meters from 241 meters down-hole, including a higher-grade core grading 2.76 g/t gold over 19 meters (251 meters to 270 meters), in a broader intercept grading 1.57 g/t gold over 62 meters from a down-hole depth of 232 meters; approximately 100 meters vertically below the KBDD11140 intercept. This mineralization exhibited good continuity with an intercept of 42 meters grading 2.39 g/t gold, including 3.11 g/t gold over 14 meters and 3.19 g/t gold over 9 meters, in hole KBDD11108; approximately 50 meters above the KBDD11141 intercept.

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

East Dyke – North Zone (KBDD11142 and KBDD11143)

Holes KBDD11142 and KBDD11143 consisting of a pair of west trending, vertical fan pattern holes (-55o and -70o) collared on the eastern (hanging wall) flank of the northern segment of the East Dyke granitoid, targeted the down-plunge extension of significant gold mineralization intersected earlier in the Fiscal Year by fan pattern holes KBDD11105 and KBDD11106; which returned 15 meters grading 2.05 g/t gold, including 5 meters grading 4.0 g/t gold, and 14 meters grading 2.36 g/t gold, including 5 meters grading 5.18 g/t gold.

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

To date, significant gold mineralization had been traced over an approximately 150 meter strike length and a 320 meter down plunge distance along the north zone of the East Dyke granitoid (i.e. East Dyke – North zone). Drilling to date indicated that the north zone consisted of a northerly plunging (approximately 65o) mineralized vein package appearing to be developed at a flexure in the host granitoid body.

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

The results from 26 additional diamond core holes totaling 6,713 meters from Zone 2 of our Kibi gold project are noted hereunder. Highlights of the drill results include:

•	17 meters grading 5.47 g/t gold, including 12.66 g/t gold over 4 meters, in KBDD11172 from 127 meters down- hole (Big Bend zone);

•	24.5 meters grading 3.43 g/t gold, including 4.70 g/t gold over 17 meters, in KBDD11176 from 165.5 meters down-hole (East Dyke - North zone);

•	20 meters grading 2.82 g/t gold in KBDD11157 from 92 meters down-hole (Mushroom zone – Upper Central granitoid);

•	North zone traced approximately 465 meters down plunge from surface within the East Dyke granitoid body (KBDD11175);

•	New typical Kibi-type granitoid hosted vein system discovered at depth within the apparent fold nose developed within the Central granitoid (KBDD11161); and

•

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

To date, significant gold mineralization had been traced over an approximately 150 meter strike length and a 465 meter down plunge distance along the North zone of the East Dyke granitoid (i.e. East Dyke – North zone). Drilling to date indicated that the north zone consisted of a northerly plunging (approximately 65o) mineralized vein package appearing to be developed at a flexure in the host granitoid body.

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

As at the year ended December 31, 2011, 80 holes totaling 21,795 meters was completed by our company in our 2011 drill program.

2012 Diamond Drill Program

In connection with our 2012 drill program or our Kibi gold project, we have received the assay results noted hereunder.

Initial Results of 2012 Drill Program

Highlights of the drill results reported from the initial 2012 drilling include:

•	25 meters grading 1.96 g/t gold, including 2.79 g/t gold over 9 meters, in KBDD12189 from 195 meters down- hole (Big Bend zone);

•	23 meters grading 1.50 g/t gold, including 2.80 g/t gold over 6 meters, in KBDD12187 from 331 meters down- hole (Big Bend zone);

•

Work on an initial National Instrument 43-101 compliant mineral resource estimate on the Big Bend and East Dyke gold zones of the Kibi project’s Zone 2 has commenced by SEMS Exploration Services Ltd of Accra, Ghana.

The above drill results correspond to boreholes drilled in the latter part of 2011 and January 2012, designed to delineate/infill the Big Bend zone – Central granitoid and East Dyke – north zone; as well as to further test the southern portion of the East Dyke granitoid and a coincidental geophysical/geochemical anomaly lying to the south of the approximately 1,200 meter long by 500 to 800 meter wide Zone 2 gold-in-soil anomaly of our Kibi gold project. Holes reported above encompass KBDD11177 to KBDD12189 and KBDD12191, including: 6 holes (1,932 meters) on the Big Bend zone, 3 holes (537 meters) on the East Dyke - North zone, 2 holes (430 meters) on the southern extension of the East Dyke granitoid and 3 holes (435 meters) on the aforementioned induced polarization (IP) / gold-in-soil target. These 14 holes (3,334 meters) include 2 holes abandoned before reaching their targets due to technical difficulties, including: KBDD11182 (17.5 meters) which was re-drilled by KBDD11183; and KBDD11185 (83.5 meters) re-drilled by KBDD12186.

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

To date, significant gold mineralization has been traced over an approximately 325 meter strike length and an approximately 500 meter down plunge distance from surface along the Big Bend gold zone hosted by the Central granitoid body. Drilling to date indicates that the Big Bend zone consists of north-easterly plunging, en-echelon, mineralized vein packages appearing to be developed along a trough-like flexure within the Central granitoid body. Gold mineralization is associated with quartz-albite-carbonate-sulphide veining developed within a rock body of quartz diorite composition.

Highlights from the initial 10 holes (2,293 meters) reported in Table 1 from the Double 19 zone on Zone 3 of our Kibi gold project and ongoing exploration activities reported include:

•	12 meters grading 10.32 g/t gold in KBDD12198 from 18 meters down-hole on newly defined Double 19 zone (Zone 3 – East);

•	26 meters grading 3.06 g/t gold, including 5.67 g/t gold over 10 meters, in KBDD12205 from 33 meters down- hole (Double 19 zone);

•

Drilling / trenching to date appears to indicate that the Double 19 zone consists of a ENE-plunging, en-echelon, mineralized vein system traced to date over an approximately 165 meter strike length and an approximately 150 meter down plunge distance from surface;

•

Scout drilling on Zone 4 identifies prominent, pyritic/graphitic shear zone centred on quartz feldspar porphyry sill; mineralized shear traced over an approximately 300 meter strike length and a 160 meter down-dip extension to date by 5 boreholes (Orange No. 5 zone);

•

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

Highlights of the drill results and ongoing exploration activities reported include:

•	50.5 meters grading 2.03 g/t gold, including 4.71 g/t gold over 14 meters, in KBDD12231 from 57.5 meters down-hole (Double 19 Shoot);

•	28 meters grading 3.14 g/t gold, including 5.01 g/t gold over 12 meters, in KBDD12233 from 39 meters down-hole (Double 19 Shoot);

•

drilling / trenching to date appears to indicate that the high grade Double 19 gold shoot consists of a moderately, ENE- plunging vein system centred on an apparent fold nose developed within the host diorite body; with the gold shoot having an asymmetrical convex geometry possibly reflecting a fold-hinge stockwork vein zone; and

•	2 new, typical Kibi-type, diorite – hosted, quartz stockwork systems discovered proximal to Double 19 gold shoot within Zone 3 – East gold-in-soil anomaly.

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
“Significant Intercepts” satisfy following criteria: greater than (>) 5.0 grams gold x meter product and >0.5 g/t gold.
“Anomalous” signifies at least one intercept >2.0 grams gold x meter product and >0.25 g/t gold.

Phase III Diamond Drilling Program – Zone 2
KBDD10069	46	73	27	3.45*	Big Bend
including	61	62	1	45.50		uncut
KBDD10070	40.47	67.60	27.13	2.12	Big Bend
including	52.40	59.33	6.93	4.01
KBDD10071	22.5	29	6.5	3.99	Big Bend
KBDD10072	no significant results				Central granitoid
KBDD10073	no significant results				Central granitoid
KBDD10074	23	35.5	12.5	1.70	Big Bend
including	24	26	2	5.64
KBDD10081	30	39	9	3.60	Mushroom
KBDD10085	3	22.5	19.5	1.52	South Ridge
including	9	16.5	7.5	2.83
and	52	59	7	6.18
including	54	55	1	29.50
and	106	107	1	6.08
and	146	177	31	1.37
including	146	163	17	2.13
and	186	195	9	0.57
and	232	244	12	0.75
Note: * Gold values cut to 30 grams per tonne (g/t).
KBDD10086	3	28.5	25.5	1.50	South Ridge
including	3	22.5	19.5	1.91
and	58.5	72	13.5	1.12
and	91	121	30	0.93
including	92	103	11	1.50
and	148	158	10	0.88
and	168	176	8	1.27
and	186	233	47	0.58
and including	215	226	11	0.92
KBDD10090	0	23	23	1.74	South Ridge
including	0	15	15	2.50
and	49	69	20	0.95
including	59	69	10	1.41
and	77	82	5	1.78
and	111	183	72	0.93
including	111	120.5	9.5	1.57

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
including	133	140	7	1.80
including	174	183	9	1.64
and	220	250	30	0.73
including	229	244.5	15.5	1.00
KBDD10091	10.5	122	17	2.42	South Ridge
including	114	121	7	4.96
and including	118	119	1	16.55
KBDD10095	29	31	2	3.97	South Ridge
KBDD10096	60	64	4	4.84	South Ridge
and	90	115	25	0.73
KBDD10099	141	161	20	2.43	Big Bend
including	145	156	11	3.52
and	176	183	7	2.53
including	179	191	2	5.21
KBDD10101	112	170	58	2.46*
including	112	130	18	2.18
including	142	170	28	3.67
(and including)	143	166	23	4.40
(and including)	144	159	15	5.42
(and including)	144	150	6	10.39
(and including)	144	145	1	29.70
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

Phase III Diamond Drilling Program – Zone 2 – East Dyke granitoid
KBDD11105	105	120	15	2.05	East Dyke – North zone
including	107	112	5	4.00
KBDD11106	141	155	14	2.36	East Dyke – North zone
including	144	149	5	5.18
and	162	164	2	15.53	East Dyke – North zone
including	163	164	1	25.20
Phase III Diamond Drilling Program – Big Bend gold zone
KBDD11107	60	63	3	8.44	Big Bend – Central granitoid
including	62	63	1	15.20
and	127	154	27	0.89
including	128	129	1	5.06

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD11108	87	91	4	2.12	Big Bend – Central granitoid
and	116	121	5	2.36
including	119	121	2	5.36
and	189	231	42	2.39
including	196	210	14	3.11
including	221	230	9	3.19
KBDD11109	15	16.5	1.5	13.10	Big Bend – Central granitoid
and	91	93	2	5.75
KBDD11110	158	208	50	1.64	Big Bend – Central granitoid
including	175	199	24	2.45
and including	198	199	1	17.75
KBDD11111	94	116	22	1.25	Big Bend – Central granitoid
including	99	105	6	2.70
and	133	151	18	2.09
including	139	146	7	4.18
and	202	203	1	7.35
KBDD11112	130	177	47	0.71	Big Bend – Central granitoid
including	148	168	20	1.17
and including	148	154	6	2.71
and	202	220	18	1.31
including	202	206	4	3.04
and	228	245	17	2.00
including	228	235	7	3.89
KBDD11113	84	136	52	2.42	Big Bend – Central granitoid
including	89	116	27	3.58
and including	93	105	12	6.09
and including	100	101	1	20.40
KBDD11114	3	53	50	1.31	Big Bend – Central granitoid
including	21	41	20	2.21
and including	32	40	8	3.41
Big Bend gold zone (Central granitoid) / Mushroom gold zone (Upper Central granitoid)
KBDD11115	156	163	7	4.09	Big Bend – Central granitoid
including	156	157	1	18.35
and	172	196	24	1.31
including	186	195	9	2.37
KBDD11116	abandoned and re-drilled by KBDD11117				Mushroom
KBDD11117	67	83	16	4.88	Mushroom – Upper central granitoid
including	68	78	10	7.38	(newly defined zone)
and including	69	70	1	45.70
KBDD11118	84	95	11	2.57	Mushroom – Upper central granitoid
including	90	95	5	4.23
and	146	147	1	10.55
KBDD11119	60	61.5	1.5	9.30	Mushroom – Upper central granitoid
KBDD11121	no significant results				IP chargeability/Gold-in-soil anomaly

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD11122	78	81	3	3.14	Central granitoid/Junction shear
including	79	80	1	7.59
and	92	93	1	5.15
KBDD11123	173	174	1	32.50	Central granitoid/Junction shear
KBDD11124	no significant results				Central granitoid/SE deformation zone
KBDD11125	27	34	7	0.93	Central granitoid/SE deformation zone
including	33	34	1	4.15
KBDD11126	98	99	1	5.92	Central granitoid/SE deformation zone
KBDD11127	137	140	3	2.21	East Dyke/SE deformation zone
KBDD11128	160	166	6	2.36	East Dyke/Big Bend - Central granitoid
including	160	161	1	10.10
and	181	184	3	2.43
Big Bend gold zone (Central granitoid) / East Dyke gold zone
KBDD11129	261	263	2	3.46	East Dyke/Big Bend
KBDD11130	212	229	17	0.98	Big Bend – Central granitoid
including	221	223	2	3.12
KBDD11131	211	237	26	1.75	Big Bend – Central granitoid
including	214	226	12	2.56
and	221	226	5	4.48
KBDD11132	237	243	6	1.72	Big Bend – Central granitoid
and	264	267	3	3.21
and	280	300	20	0.81
including	287	292	5	2.30
KBDD11133	152	168	16	2.25	Big Bend – Central granitoid
including	154	161	7	3.67
and	182	220	38	2.67
including	194	205	11	3.88
and	398	399	1	34.80	new shear zone
Note: Gold intercepts for KBDD11134 drilled down the plunge of Big Bend en-echelon vein package system
KBDD11134	6	32	26	1.51	Big Bend – Central granitoid
including	6	15	9	2.45
and	67	74	7	1.49
and	96	137	41	3.03
including	96	106	10	3.81
including	110	124	14	3.46
including	133	136	3	10.71
and including	134	135	1	15.90
and	147	152	5	1.46
and	173	215	42	1.01
and including	201	211	10	1.92
and	223	265	42	2.04
including	226	235	9	2.79
including	249	261	12	3.31

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
and	284	287	3	8.70
including	285	286	1	20.10
and	312	385	73	1.06
including	323	342	19	1.80
and	394	404	10	0.75
and	432	459	27	1.01
including	435	442	7	1.97
Note: Length Weighted Average Grade of all Intercepts (over 276 meters cumulative core length)				1.62
and	3	467	464	1.0*
Note: * Length weighted average grade for entire hole including internal dilution, i.e. no internal waste criteria applied.
Big Bend gold zone (Central granitoid) / Mushroom gold zone (Upper Central granitoid)
KBDD11135	155	187	32	1.07	Big Bend – Central granitoid
including	171	181	10	1.97
and	207	213	6	2.32
KBDD11136	134	141	7	0.78	Big Bend – Central granitoid
and	149	181	32	2.41
including	163	180	17	4.01
KBDD11137	154	170	16	1.22	Big Bend – Central granitoid
including	154	161	7	2.44
and	180	195	15	1.84
including	187	194	7	2.73
KBDD11138	170.5	172	1.5	5.18	Big Bend – Central granitoid
and	201	214	13	2.21
including	207	213	6	3.43
and	222	223	1	25.00
and	230	253	23	1.12
including	242	247	5	2.80
and	264	265.5	1.5	14.50
KBDD11139	228	236	8	2.83	Big Bend – Central granitoid
and	292.5	305	12.5	1.98
Note:
Intercepts constrained with a 0.25 g/t gold minimum cut-off grade at top and bottom of intercept, with arbitrarily set 30 g/t gold upper cut-off grade applied, and maximum of five consecutive meters of internal dilution (less than 0.25 g/t gold). All internal intervals above 15 g/t gold indicated.
Big Bend gold zone (Central granitoid) / East Dyke gold zone
KBDD11140	162	169	7	1.46	Big Bend – Central granitoid
and	192	207	15	1.39
including	192	199	7	2.48
KBDD11141	232	294	62	1.57	Big Bend – Central granitoid
including	241	283	42	2.00
and including	251	270	19	2.76
KBDD11142	200	226	26	1.41	East Dyke/Big Bend - Central granitoid
including	218	226	8	2.37
and	350	356	6	1.98
and	387	407.1	20.1	1.71

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
and	415	418	3	2.14
and	446	468	22	1.43
including	457	462	5	3.19
KBDD11143	249	290	41	1.62	Easy Dyke
including	258	278	20	2.18
KBDD11144	34	64	30	0.79	Road Cut zone (new zone)
including	45	64	19	1.05
KBDD11146	3	13.5	10.5	2.14	Big Bend – Central granitoid
and	73	74	1	8.23
KBDD11148	452	467	15	1.40	South Ridge
including	452	459	7	2.53
Mushroom gold zone / Big Bend gold zone / East Dyke gold zone
KBDD11151	110	125	15	2.45	Mushroom – Upper Central granitoid
Note:
KBDD11153, KBDD11154 and KBDD11161 drilled down the plunge of Mushroom and Big Bend gold zones en-echelon vein package system
KBDD11153	3	86	83	1.35 *	Mushroom – Upper Central granitoid
including	3	18	15	4.13 *	Mushroom – Upper Central granitoid
Note: KBDD11153 abandoned at 128 meters due to technical difficulties
KBDD11154	3	84	81	1.52		extended to 344 meters
including	3	16.5	13.5	2.94
including	37	56	19	2.56
including	68	78	10	2.21
and	169	176	7	2.20
and	190	191	1	6.23
Note: KBDD11154 (344 meters) re-drilling of KBDD11153 with holes having same trace over upper 128 meters
KBDD11157	92	112	20	2.82	Mushroom – Upper Central granitoid
KBDD11158	108	122	14	1.07	Mushroom – Upper Central granitoid
KBDD11160	13.5	28	14.5	1.70	Big Bend – Central granitoid
and	45	61	16	1.51
KBDD11161	3	31	28	1.50	Big Bend – Central granitoid
and	77	95	18	0.84
and	116	136	20	1.22
and	144	150	6	2.40
and	159	204	45	2.00
including	176	177	1	17.00
and	214	224	10	2.07
and	231	266	35	1.57
and	283	308	25	1.40
and	526	537	11	1.23
including	527	529	2	2.79	Central granitoid – New Zone
Note: KBDD11161 abandoned in mineralization at 537 meters due to technical problems
Length Weighted Average Grade of all Big Bend zone				1.60
Intercepts in KBDD11161 (over 185 meters cumulative core length form 3 meters to 308 meters)
	3	308	305	1.03*
* Length weighted average grade for KBDD11161 (3 meters to 308 meters) including internal dilution (no internal waste criteria applied)

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD11163	79	96	17	1.50	South Ridge
including	80	84	4	3.71
KBDD11164	36	39	3	3.13	South Ridge
and	109	112	3	2.34
and	177	178	1	40.80
KBDD11167	40	44	4	4.40	East Dyke
KBDD11168	28.5	30	1.5	7.11	East Dyke
and	42	43	1	3.40
and	92.5	98	5.5	1.27
KBDD11170	243	251	8	1.10	Big Bend – Central granitoid
including	248	250	2	3.43	Big Bend – Central granitoid
and	269	272	3	1.37
and	342	350	8	0.69
KBDD11171	150	166	16	2.38	Big Bend – Central granitoid
including	158	159	1	18.53
and	183	184	1	7.05
KBDD11172	127	144	17	5.47	Big Bend – Central granitoid
including	129	133	4	12.66
and including	129	130	1	19.11
and including	132	133	1	21.43
KBDD11174	3	18	15	0.79	Road Cut zone
and	60	64	4	2.14
KBDD11175	359	366	7	0.88	East Dyke
and	385	395	10	1.14
KBDD11176	165.5	190	24.5	3.43	East Dyke
including	167	184	17	4.70
and including	170	171	1	23.50
Zone 2: Big Bend gold zone / East Dyke gold zone
KBDD11178	146	147	1	11.40	East Dyke – North
KBDD11179	92	107	15	0.95	East Dyke – North
including	104	106	2	2.11
and	124	125	1	10.20
KBDD11180	77	86	9	1.02	East Dyke – South
including	80	82	2	2.96
and	145	149	4	2.21
KBDD11183	28	45	17	1.84	Big Bend
including	28	31	3	8.49
and	71	76	5	1.52
and	128	154	26	1.74
including	142	149	7	4.01
and	195	225	30	2.01
including	215	224	9	4.53
and including	222	223	1	29.40
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

•

20.5 meters grading 7.26 g/t gold, including 12.26 g/t over 6.5 meters, in trench TCK001; and 6.7 meters grading 32.32 g/t gold, including 82.22 g/t over 2 meters, in trench TCK002 (High-Grade Gold Shoot);

•

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

•

gold-bearing shear zone traced to date over an approximately 300 meter strike length, with present sampling defining a high- grade gold shoot over a minimum 70 meter strike distance. Auriferous shear zone spatially associated with the approximately 1.8 kilometer long, NE-trending Zone 5 gold-in-soil anomaly.

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

•

prospecting which identified a new, parallel, gold-bearing structure lying approximately 325 meters northwest of the high- grade Zone 5 shear zone, with outcrop grab sampling returning gold values up to 13.2 g/t, 6.86 g/t, 6.37 g/t, 6.32 g/t, and 5.33 g/t;

•

saw-cut channel sample composites grading 3.13 g/t gold over 7.6 meters in sample string KBCS028B-KBCS028 and 1.08 g/t gold over 6.5 meters in string KBCS012, from a newly exposed quartz-tourmaline vein zone along the main Zone 5 shear zone; and

•

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

2013 Exploration Program

In March 2013, we announced channel sampling results from a new exposure of the Main Shear, in addition to initial channel sample results from six recently identified shear zones forming part of the Zone 5 gold corridor, on our Kibi project. Highlights of the channel sampling results and Zone 5 gold corridor expansion work reported include:

•

new gold shoot discovered along the Main Shear approximately 350 meters southwest of discovery high-grade gold shoot; with shear consisting of braided (anastomosing) structure attaining 13 meters in width and encompassing four sinuous mylonitic branches ranging from approximately 0.4 meters to 4 meters in width. Highlights from channel sampling of mylonitic shear branches include: 2.5 meters grading 4.71 g/t gold and 3.9 meters grading 5.9 g/t gold in channel sample strings KBCS080-7 and KBCS080-9 (SE branch), 1.1 meters grading 14.77 g/t gold, including 26.1 g/t gold over 0.5 meters in KBCS080-18 (central Branch); and 1.5 meters grading 10.47 g/t gold, including 20.4 g/t gold over 0.5 meters and 1.6 meters grading 11.14 g/t gold, including 17.8 g/t gold over 0.8 meters in strings KBCS080-2 and KBCS080-5 (NW branch)

•

geological mapping/sampling to date indicates that the Zone 5 gold corridor corresponds to a minimum 325 meters wide braided shear zone system encompassing at least 7 auriferous shear zones; with the Main Shear traced to date over an approximately 475 meter strike length. The auriferous shear zone system is spatially associated with an approximately 1.8 kilometers long by 300 meters to 800 meters wide, NE-trending, anomalous gold-in-soil trend; and

•	extensive arrays of mineralized low-angle extensional quartz-tourmaline veins spatially associated with all seven shear zones; greatly enhancing the bulk mining potential of the Zone 5 gold corridor.

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

Table 4: Saw-Cut Channel Sample Composites - Kibi Gold Project (Zone 5 - Main Shear)
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

In April 2013, we announced additional surface channel sampling results from the recently discovered Main Shear - L7600N Gold Shoot, as well as preliminary results of the IP Survey covering the entire extent of the Zone 5 gold-in-soil anomaly, on our Kibi project. Highlights of the channel sampling and IP Survey results reported include:

  new L7600N gold shoot recently discovered along the Main Shear approximately 350 meters southwest of discovery high- grade gold shoot returns 5.1 meters grading 5.88 g/t gold, including 10.65 g/t gold over 0.5 meters, in saw-cut channel string #KBCS080-28; and 3 meters grading 10.37 g/t gold, including 16.80 g/t gold over 1 meter, in trench #TCK013 (Main Shear - L7600N Gold Shoot);

  vertical channel sampling of low-angle extensional quartz-tourmaline veining array returning intercepts of up to 1 meter grading 10.55 g/t gold and 1.6 meters grading 8.39 g/t gold in sample strings #CCRS002-V-5.6 and #CCRS002-V-8.4; greatly enhancing the bulk mining potential of the Main Shear structure;

  preliminary interpretation of IP data indicates that the Main Shear and L7600W auriferous structures lie in close proximity to high resistivity axes along the southeast and northwest margins of a broad resistivity trend extending over a 1,000 meter distance; with the Main Shear mineralization spatially associated with a coincident high resistivity / intermittent weak – moderate chargeability signature extending over an approximately 600 meter strike distance.

Table 6 channel samples were assayed by ALS Ghana Limited.

Table 6: Saw-Cut Channel / Trench Channel Grade Composites Zone 5 – Main Shear – L7600N Gold Shoot
Sample String / Trench ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Comments
KBCS080-24	3.5	5.0	1.5	2.04	Bedrock; Saw-Cut Channels
KBCS080-25	0.0	2.2	2.2	2.47	Bedrock; Saw-Cut Channels
including	0.9	1.8	0.9	4.19
KBCS080-28	1.4	6.5	5.1	5.88	Bedrock; Saw-Cut Channels
including	1.4	1.9	0.5	10.65
TCK013	2.0	5.0	3.0	10.37	Saprolite; Trench Channels
including	3.0	4.0	1.0	16.80
CCRS002	4.0	8.0	4.0	2.29	Saprolite; Trench Channels
including	4.0	6.0	2.0	3.24
CCRS002-V-5.6	0.0	1.0	1.0	10.55	Saprolite; Vertical Channels
CCRS002-V-8.4	0.0	1.6	1.6	8.39	Saprolite; Vertical Channels
including	0.0	1.0	1.0	11.15
KBCS080-V53	0.0	0.9	0.9	2.45	Saprolite; Vertical Channels
KBCS080-V54	0.5	1.4	0.9	2.92	Saprolite; Vertical Channels
KBCS080-V55	0.4	1.0	0.6	2.47	Saprolite; Vertical Channels

Sample String / Trench ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Comments
KBCS080-V57	0.0	0.5	0.5	2.82	Saprolite; Vertical Channels
KBCS080-V58	0.0	0.7	0.7	2.10	Saprolite; Vertical Channels
KBCS078-5	2.2	3.0	0.8	54.30	Bedrock; Saw-Cut Channels (L7600W Shear)
Notes:
Due to irregular bedrock surface the reported saw-cut channel intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.
Reported trench intercepts are trench-lengths; true width of mineralization is unknown at this time.
Channel String ID with "V" corresponds to vertical or steeply inclined channel sampling targeting low-angle extensional veining.

Main Shear – L7600N Gold Shoot Sampling Results

The present Main Shear – L7600N Gold Shoot sampling results correspond to an approximately 12.5 meters wide by 30 meters long bedrock trench exposure centered approximately 35 meters along strike to the southwest of the 13 meters wide, gold bearing, braided structure reported in our March 4, 2013 news release. On this new exposure the Main Shear consists of a sinuous, pinch and swell shear zone ranging from approximately 2 meters to 5 meters in width and containing irregular steeply dipping veins, stringers, and lenses of quartz plus/minus iron carbonate and tourmaline. An array of mineralized low-angle extensional veins is spatially associated with the controlling vertical shear veining.

Saw-cut channel sample string #KBCS080-28 collected across the Main Shear structure in the middle of the bedrock exposure returned a mineralized intercept of 5.1 meters grading 5.88 g/t gold, including 10.65 g/t gold over 0.5 meters. Channel sampling of the structure within the saprolitic material along the trench walls returned a mineralized intercept of 3 meters grading 10.37 g/t gold, including 16.80 g/t gold over 1 meter, in trench channel string #TCK013 located approximately 6.5 meters northeast of the #KBCS080-28 saw-cut channel intercept; and trench channel string #CCRS002 located approximately 6 meters to the southwest of the #KBCS080-28 bedrock intercept returned 4 meters grading 2.29 g/t gold, including 3.24 g/t gold over 2 meters. Saw-cut channel string #KBCS080-25 collected across the structure at the northeast margin of the bedrock exposure yielded 2.2 meters grading 2.47 g/t gold, including 4.19 g/t gold over 0.9 meters.

A total of 13 vertical channel sample strings ranging from 0.5 meters to 3 meters in length were collected within the saprolitic material along the trench walls to test the low-angle extensional vein array extending out a minimum of 18 meters from the hanging wall of the controlling vertical shear veining. Highlights of the vertical channel sampling include: 1 meter grading 10.55 g/t gold and 1.6 meters grading 8.39 g/t gold, including 11.15 g/t gold over 1 meter, in sample strings #CCRS002-V-5.6 and #CCRS002-V-8.4 on the southwest trench wall; and 0.9 meters grading 2.45 g/t gold and 0.9 meters grading 2.92 g/t gold in sample strings #KBCS080-V53 and #KBCS080-V54 on the northeast trench wall. Of the 34 vertical channel samples (0.2 meters – 1 meter) collected: 7 yielded less than 0.01 g/t gold; 10 returned gold values from 0.1 g/t to 1 g/t; 12 between 1 g/t and 3 g/t gold; 3 between 3 g/t and 7 g/t gold; and 2 samples returned values over 10 g/t gold (11.15 g/t maximum).

Saw-cut channel sampling on the L7600W Shear, located approximately 260 meters northwest of the above L7600N gold shoot showing, returned 0.8 meters grading 54.30 g/t gold in sample string #KBCS078-5. The L7600W Shear consists of an approximately 10 meter wide, NE-trending, braided shear zone traced over an approximately 50 meter distance along stripped off outcrops. Previously reported intercepts from this auriferous structure include 0.8 meters grading 8.83 g/t gold and 1 meter grading 3.74 g/t gold in saw-cut channel sample strings #KBCS078-2 and #KBCS078-3.

The present sampling results extend the L7600N Gold Shoot over an approximately 85 meter strike distance; with the Main Shear traced to date over an approximately 500 meter strike length. Geological mapping/sampling indicates that the Zone 5 Gold Corridor corresponds to a minimum 325 meter wide braided shear zone system encompassing at least 7 auriferous shear zones. The auriferous shear zone system is spatially associated with an approximately 1.8 kilometer long by 300 meters to 800 meters wide, NE-trending, anomalous gold-in-soil trend.

Zone 5 Induced Polarization / Resistivity Survey

Preliminary interpretation of the recently completed IP survey data indicates that the Zone 5 Gold Corridor is spatially associated with a broad, NE-trending high resistivity anomaly spanning in width from 250 meters to 350 meters and extending over an approximately 1,000 meter distance; with the Main Shear and L7600W structures lying proximate to high resistivity axes along the southeast and northwest margins of the broad resistivity trend, respectively. The Main Shear mineralization appears to be spatially associated with a coincident high resistivity / intermittent weak – moderate chargeability signature extending over an approximately 600 meter strike distance.

The broad resistivity anomaly to which the Zone 5 Gold Corridor is spatially associated appears to form part of a series of NE-trending (055o – 065o) high resistivity trends abutting against and/or bending into a NNE-trending (030o) regional fault characterized by a high chargeability / high conductivity signature; and cross-cut by the regional NNE structural fabric. Geological mapping observations appear to indicate that these high resistivity trends correspond to broad zones of strong iron carbonate (+/- silica) alteration.

Preliminary interpretation results indicate the presence of an additional 17 coincident chargeable (IP) / resistive anomalies across the Zone 5 grid, including 3 high priority IP targets spanning from 300 meters to 600 meters in length. Of particular exploration interest is an approximately 600 meter long IP trend characterized by a strong resistivity / weak – moderate chargeability signature exhibiting a spatial relationship to anomalous gold-in-soil values and quartz – iron carbonate float samples yielding gold values of 1.09 g/t and 0.47 g/t gold.

The geophysical survey was carried out by Sagax Afrique S.A. from mid-January to mid–February 2013. Sagax Afrique S.A.is an experienced geophysical contractor who has worked on similar Birimian-hosted lode gold deposits throughout West Africa. The IP data was acquired using a pole-dipole electrode array with a dipole spacing of 50 meters which was expanded through 9 separations (n=1 to 10). A total of 23 NW-SE oriented profiles, spaced 100 meters apart, were surveyed for a total of 31.2 line-kilometers. Detailed analysis of the IP data is still underway and a detailed interpretation of the Main Shear gold trend and other high priority targets will be released when available.

In June 2013, we announced additional trench and channel sampling results from the Zone 5 Gold Corridor, as well as initial ground-proofing results of high priority gold targets recently defined by the IP Survey on our Kibi project. Highlights of the trench / channel sampling and IP target prospecting reported include:

•

6 meters grading 5.96 g/t gold, including 13.00 g/t gold over 2.5 meters, in trench #CCRS003; and 3 meters grading 6.39 g/t gold and 6.8 meters grading 3.12 g/t gold, including 5.33 g/t gold over 2.2 meters, from parallel shear structures in saw-cut channel sample strings #KBCS080-35 and #KBCS080-33 respectively (Main Shear -L7600N Gold Shoot);

•

2.4 meters grading 6.25 g/t gold and 1.1 meters grading 14.05 g/t gold in trench channel strings #CCRS005-A and #CCRS005-B; and 3.8 meters grading 6.84 g/t gold, including 11.05 g/t gold over 0.9 meters, in saw-cut channel string #KBCS077-11 (Old Pit Shear); 1.3 meters grading 9.07 g/t gold in saw-cut channel string #KBCS082-2 (Roadside Shear); and 3 meters grading 17.96 g/t gold in sample string #KBCS078-5 (L7600W Shear);

•

new bedrock exposure of Main Shear discovered approximately 250 meters southwest of the L7600N Gold Shoot during prospecting of the 1,100 meters long high resistivity trend spatially associated with the Main Shear structure; extending the apparent strike length of the Main Shear gold mineralization to approximately 775 meters; and

•

new iron formation-hosted gold target exhibiting spatial association with a series of coincident high chargeability (IP) / weak- moderate resistivity anomalies lying along a regional structure discovered on the Zone 5 grid;

The present channel sampling results correspond to an ongoing mechanized outcrop stripping / trenching transect designed to test the southwestern strike extension of the Main Shear and define the full width extent of the NE-trending Zone 5 Gold Corridor. In addition to continued detailed channel sampling of the Main Shear – L7600N Gold Shoot, reported results include significant channel sample intercepts for the Old Pit, Roadside, and L7600W shear zones lying approximately 50 meters, 150 meters, and 250 meters northwest of the Main Shear structure.

Table 7: Trench Channel / Saw-Cut Channel Grade Composites Main Shear – L7600N Gold Shoot and Old Pit – L7600W – Roadside Shears Zone 5 Gold Corridor
Sample String / Trench ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Comments
CCRS003	3.5	9.5	6.0	5.96	Main – L7600N Shoot
including	7.0	9.5	2.5	13.00
and including	9.0	9.5	0.5	35.60
CCRS003-V2	0.0	1.5	1.5	3.42	Main – L7600N Shoot
CCRS003-V3	0.0	1.7	1.7	1.03	Main – L7600N Shoot
KBCS080-33	5.2	12.0	6.8	3.12	Main – L7600N Shoot
including	6.8	9.0	2.2	5.33
KBCS080-35	0.5	3.5	3.0	6.39	Main – L7600N Shoot
including	0.5	1.0	0.5	12.35
KBCS080-44	0.0	2.0	2.0	1.09	Main – L7600N Shoot
CCRS005-A	0.0	2.4	2.4	6.25	Old Pit
including	1.5	2.4	0.9	10.10
CCRS005-B	0.0	1.1	1.1	14.05	Old Pit
KBCS077-6	0.0	0.9	0.9	3.12	Old Pit
KBCS077-11	0.0	3.8	3.8	6.84	Old Pit
including	1.4	2.3	0.9	11.05
KBCS077-12	0.0	0.8	0.8	5.70	Old Pit
KBCS077-15	0.0	5.5	5.5	2.23	Old Pit
including	1.0	3.0	2.0	4.03
KBCS077-16	0.0	0.7	0.7	24.80	Old Pit
KBCS077-V2	0.0	1.8	1.8	4.49 *	Old Pit; Flat Veins
including	0.5	1.3	0.8	6.85
KBCS077-V4	0.0	1.1	1.1	2.78	Old Pit; Flat Veins
KBCS077-V5	0.0	0.6	0.6	40.60	Old Pit; Flat Veins
KBCS077-V6	0.0	0.8	0.8	4.21	Old Pit; Flat Veins
KBCS077-V7	0.0	0.4	0.4	6.36	Old Pit; Flat Veins
KBCS077-V8	0.0	0.6	0.6	10.05	Old Pit; Flat Veins
KBCS078-5	2.2	5.2	3.0	17.96	L7600W
including	2.2	3.0	0.8	54.30 *
KBCS082-2	0.0	1.3	1.3	9.07	Roadside
including	0.0	0.6	0.6	17.80
KBCS082-3	0.0	2.0	2.0	1.84	Roadside
including	0.0	0.6	0.6	4.07
KBCS082-4	0.0	0.7	0.7	2.20	Roadside

Notes:
* Previously reported result with subsequent extension of channel sample string.

Reported trench intercepts are trench-lengths; true width of mineralization is unknown at this time. Due to irregular bedrock surface, the reported saw-cut channel intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.

Sample strings with “CCRS” prefix correspond to trench channel sampling in saprolite (oxide) material; and sample strings with “KBCS” prefix correspond to bedrock saw-cut channel sampling. Trench / Channel String ID with "V" corresponds to vertical or steeply inclined channel sampling targeting low-angle extensional veining.

A total of 154 bedrock saw-cut channel samples totaling 109.8 meters and 113 saprolite trench channel samples totaling 116.2 meters were collected from the 4 aforementioned shear zones. In aggregate, these samples form 52 composite channel strings ranging from 0.40 meters to 63 meters in length, with individual saw-cut channel and saprolite channel samples averaging approximately 0.7 meters and 1 meter in length, respectively. Of the 267 total channel samples collected: 26 (10%) yielded less than 0.01 g/t gold; 107 (40%) returned gold values from 0.01 g/t to 0.1 g/t; 74 (28%) between 0.1 g/t and 1.0 g/t gold; 18 (6.5%) between 1 g/t and 2 g/t gold; 20 (7.5%) between 2 g/t and 5 g/t gold; 12 (4.5%) between 5 g/t and 10 g/t gold; 7 (2.5%) between 10 g/t and 20 g/t gold; and 3 (1%) samples returned values over 20 g/t gold (54.3 g/t maximum).

An additional 36 vertical or steeply inclined channel sample strings (46.1 meters) ranging from 0.4 meters to 2.4 meters in length were collected on outcrop ledge faces and trench walls to test low-angle extensional veining. Of the 76 vertical channel samples collected: 3 (4%) yielded less than 0.01 g/t gold; 33 (43.5%) returned gold values from 0.01 g/t to 0.1 g/t; 20 (26.25%) between 0.1 g/t and 1.0 g/t gold; 6 (8%) between 1 g/t and 2 g/t gold; 8 (10.5%) between 2 g/t and 5 g/t gold; 4 (5.25%) between 5 g/t and 10 g/t gold; and 2 (2.5%) samples returned values over 10 g/t gold (40.6 g/t maximum).

Main Shear – L7600N Gold Shoot Sampling Results

The present Main Shear – L7600N Gold Shoot assay results correspond to additional saw-cut channel sampling on the approximately 12.5 meters wide by 30 meters long bedrock trench exposure reported in our April 25, 2013 news release; and a new trench targeting the southwest strike extension of the shear system.

Saw-cut channel string #KBCS080-35 collected within the central portion of the bedrock trench exposure, centered approximately 2 meters southeast of previously reported channel string #KBCS080-28 yielding 5.1 meters grading 5.88 g/t gold, returned a mineralized intercept of 3 meters grading 6.39 g/t gold, including 12.35 g/t gold over 0.5 meters. Both channel strings targeted a sinuous, pinch and swell shear zone containing irregular steeply dipping veins, stringers, and lenses of quartz plus/minus iron carbonate and tourmaline. Channel string #KBCS080-33 returned a mineralized intercept of 6.8 meters grading 3.12 g/t gold, including 5.33 g/t gold over 2.2 meters, from a parallel quartz-tourmaline bearing structure located approximately 10 meters southeast of the #KBCS080-28 / #KBCS080-35 intercepts.

Trench #CCRS003 returned a saprolite channel sample intercept of 6 meters grading 5.96 g/t gold, including 13.00 g/t gold over 2.5 meters, from another apparent parallel shear structure located approximately 20 meters west-southwest of the above #KBCS080-35 intercept. Vertical channel sample strings #CCRS003-V2 and #CCRS003-V3 targeting low-angle extensional quartz-tourmaline veining on the northwest flank of the shear zone returned mineralized intercepts grading 3.42 g/t gold over 1.5 meters and 1.03 g/t gold over 1.7 meters.

Geological mapping/sampling to date indicates that the L7600N Gold Shoot corresponds to a minimum 105 meter strike length, braided (anastomosing) structure attaining 25 meters in width and encompassing a series of sinuous, high shear strain branches ranging from approximately 0.4 meters to 7 meters in width; bounding relatively less deformed/altered rock lozenges. The NE-trending, steeply SE dipping, pinch and swell high strain branches range from silicified / carbonatized mylonitic quartz feldspar porphyry (“QFP”) containing irregular quartz-iron carbonate-tourmaline veining / lenses to sericite-iron carbonate-pyrite schist hosting parallel quartz veining. Arrays of mineralized low-angle extensional quartz-tourmaline veins are developed across the shear system.

Old Pit Shear Detailed Channel Sampling

The Old Pit Shear consisting of an approximately 20 meter wide, gold-bearing corridor located approximately 50 meters northwest of the Main Shear-L7600N Gold Shoot was subjected to additional trenching/outcrop stripping and detailed channel sampling. The NE-trending structure traced to date over an approximately 35 meter strike distance encompasses two sub-parallel shear zones lying approximately 7 meters apart.

The northwest shear consists of a braided (anastomosing) structure encompassing two prominent, sinuous, high shear branches located approximately 2.5 meters apart; and containing irregular steeply dipping veins, stringers, and lenses of quartz plus/minus iron carbonate and tourmaline. Saprolite channel sample string #CCRS005-A and saw-cut channel sample string #KBCS077-6 collected approximately 3 meters apart, across the northwestern shear branch returned mineralized intercepts of 2.4 meters grading 6.25 g/t gold, including 10.10 g/t gold over 0.9 meters, and 0.9 meters grading 3.12 g/t gold. Saprolite channel sample string #CCRS005-B and saw-cut channel sample string #KBCS077-11 collected approximately 2 meters apart, across the southeastern shear branch returned mineralized intercepts of 1.1 meters grading 14.05 g/t gold and 3.8 meters grading 6.84 g/t gold, including 11.05 g/t gold over 0.9 meters.

Saw-cut channel sample strings #KBCS077-15, #KBCS077-12, and #KBCS077-16 collected over an approximately 15 meter strike distance, across the southeast shear of the Old Pit structural corridor returned mineralized intercepts of 5.5 meters grading 2.23 g/t gold, including 4.03 g/t gold over 2 meters, 0.8 meters grading 5.70 g/t gold and 0.7 meters grading 24.80 g/t gold, respectively. An extensive array of mineralized low-angle extensional quartz-tourmaline veins is developed across the Old Pit shear corridor. Highlights of vertical or steeply inclined saw-cut channel sampling targeting low-angle veining include: 1.8 meters grading 4.49 g/t gold, including 6.85 g/t gold over 0.8 meters in sample string #KBCS077-V2; 0.6 meters grading 40.60 g/t gold in #KBCS077-V5; 0.8 meters grading 4.21 g/t gold in #KBCS077-V6; and 0.6 meters grading 10.05 g/t gold in #KBCS077-V8.

Initial Roadside Shear Channel Sampling

The Roadside Shear located approximately 150 meters northwest of the Main Shear-L7600N Gold Shoot was tested by first pass channel sampling to follow-up on prospecting rock grab samples returning gold values of 11.85 g/t and 17.90 g/t. The approximately 4 meter wide, sinuous shear zone containing irregular veins and lenses of quartz plus/minus iron carbonate and tourmaline is exposed along a NE-trending, spine-like outcrop; with the outcrop centered by an approximately 1 meter wide, overburden filled crevice preventing continuous channel sampling across the width of the structure.

Sample strings #KBCS082-2 and #KBCS082-3 consisting of parallel, saw-cut channel samples located approximately 1.5 meters apart, across the shear zone’s northwestern exposure returned mineralized intercepts of 1.3 meters grading 9.07 g/t gold, including 17.80 g/t gold over 0.6 meters, and 2 meters grading 1.84 g/t gold, including 4.07 g/t gold over 0.6 meters. Channel sample string #KBCS082-4 collected across the southeastern portion of the shear exposure yielded a mineralized intercept of 0.7 meters grading 2.20 g/t gold.

L7600W Shear Follow-Up Channel Sampling

Follow-up channel sampling was conducted on the L7600W Shear lying along the northwest margin of the Zone 5 Gold Corridor, approximately 250 meters northwest of the Main Shear-L7600N Gold Shoot, to further define the high grade gold intercept returned by saw-cut channel sample string #KBCS078-5. The extended #KBCS078-5 sample string encompassing two sinuous high shear strain branches returned a mineralized intercept of 3 meters grading 17.96 g/t gold, including the previously released intercept of 54.30 g/t gold over 0.8 meters. The L7600W auriferous structure consists of a NE-trending, up to 10 meters wide, braided shear zone traced by channel and grab sampling over an approximately 50 meter strike-length along a series of spine-like outcrops.

Initial IP Target Ground-Proofing Results

Main Shear – SW Extension

A new bedrock exposure of the apparent, southwestern extension of the Main Shear was discovered approximately 250 meters southwest of the L7600N Gold Shoot during prospecting of the southwestern segment of the approximately 1,100 meters long, NE-trending high resistivity trend spatially associated with the Main Shear structure; extending the apparent strike length of the Main Shear gold mineralization to approximately 775 meters.

Seven composite chip samples collected from a series of spine-like outcrops spanning across an approximately 50 meter transect of the exposed structural zone returned gold values of 0.38 g/t, 0.51 g/t, 0.7 g/t, 1.14 g/t, 1.26 g/t, 1.31 g/t, and 3.91 g/t. The gold mineralization is hosted by sheared, iron carbonate altered QFP with undulating ribbon quartz-iron carbonate-tourmaline stringers. Mechanized trenching / outcrop stripping is planned to further define the extent of this new mineralization zone on the Main Shear structure.

New Iron Formation – Hosted Gold Target

Prospecting efforts along the geophysically inferred, NNE-trending (030o) regional fault zone lying within the southwestern portion of the Zone 5 grid, at the intersection with the NE-trending (060o) Zone 5 Gold Corridor high resistivity trends, produced extensive fields of auriferous banded iron formation floats distributed over an approximately 650 meter distance along the controlling structure. Of the 57 iron formation samples collected,: 6 yielded less than 0.01 g/t gold; 22 returned gold values from 0.01 g/t to 0.1 g/t; 19 between 0.1 g/t and 0.5 g/t gold; 9 between 0.5 g/t and 1 g/t gold; and 1 sample returned a maximum value 2.18 g/t gold.

The gold-bearing iron formation floats exhibit a spatial association with a series of coincident high chargeability (IP) / weak – moderate resistivity anomalies and patchy to intermittent anomalous gold-in-soil values in the 50 to 225 ppb range. The mineralized hematite (+/- goethite) iron formation material is characterized by strong patchy to pervasive silica alteration, pyritization, and quartz stockworks. The iron formation float which returned 2.18 g/t gold exhibits a spatial relationship with an apparent dilational jog developed at a left-stepping bend along the geophysically inferred structure.

In December 2013, we announced the final interpretation of the results for the Zone 5 Gold Corridor IP Survey on our Kibi project. Highlights of the IP survey results reported include:

•

bulk of gold mineralization identified to date along Zone 5 Gold Corridor exhibits strong spatial association with prominent, NE to ENE-trending, resistivity trends (i.e. #R2, #R1) appearing to reflect broad zones of strong iron carbonate (+/- silica) alteration;

•

approximately 350 meter long, deep-rooted (> 225 m), SW-plunging, coincident chargeability (IP) / resistivity anomaly spatially associated with the High Grade Gold Shoot and Tourmaline Zone at the northwest extremity of the Main Shear structure (i.e. #M2 Priority Target);

•

to date, gold mineralization, including the High Grade Gold Shoot and L17600N Gold Shoot along the Main Shear structure and the neighboring Old Pit Shear, traced over an approximately 775 meter apparent strike distance along the approximately 1,100 meter long #R2 high resistivity trend;

•

two high-priority, 475 meters and 600 meters long, IP targets identified along prominent ENE-trending resistivity anomalies paralleling the gold-bearing #R2 resistivity trend spatially associated with the Main Shear and Old Pit auriferous structures (i.e. #M8 and #M15 Priority Targets); and

•

widespread auriferous banded iron formation rock floats spatially associated with parallel, 900 meters and 550 meters long, deep-rooted, very strong chargeability responses with intermittent resistivity anomalies lying along apparent NNE-trending regional fault zone (i.e. #M17 and #M21 IP Targets).

The Zone 5 IP survey identified 4 first priority, coincident chargeability (IP) / resistivity anomalies, including: an approximately 350 meter long, deep-rooted (> 225 meters), SW-plunging chargeability / resistivity target spatially associated with the High Grade Gold Shoot and Tourmaline Zone at the northwest extremity of the Main Shear structure (i.e. #M2); and two 475 meters to 600 meters long IP targets spatially associated with prominent ENE-trending resistivity anomalies paralleling the gold-bearing #R2 resistivity trend spatially associated with the Main Shear and Old Pit auriferous structures (i.e. #M8, #M15). The survey also yielded an additional 5 second priority, coincident chargeability / resistivity anomalies, 12 third priority chargeability anomalies, and 10 resistivity anomalies on the Apapam concession portion of the survey grid. In gold exploration, coincident chargeability (IP) / resistivity anomalies are generally indicative of the presence of disseminated sulphides associated with silica and/or carbonate altered rock and quartz veining.

The #M2, #M8, #M15, and #M17 high-priority IP targets are described in detail in their respective sections below. A series of compilation maps depicting the interpreted chargeability / resistivity responses at a depth of 100 meters to 150 meters below surface has been posted on our company’s website. Trench and channel sampling results and geological mapping data is currently been integrated into the 3D IP model and results will be released in due course.

The IP survey was carried out by Sagax Afrique S.A. from mid-January to mid–February 2013. The IP data was acquired using a pole-dipole electrode array with a dipole spacing of 50 meters which was expanded through 9 separations (n=1 to 10). A total of 23 NW-SE oriented profiles, spaced 100 meters apart, were surveyed for a total of 31.2 line-kilometers. The interpretation and 3D modeling of the survey results was conducted by Jean David, the Principal Geophysicist at Sagax Afrique S.A.

Zone 5 – Gold Mineralization Setting

Geological mapping and geophysical interpretation indicates that the bulk of the gold mineralization identified to date along the Zone 5 Gold Corridor exhibits a strong spatial association with two prominent, NE to ENE-trending, very strong to moderate resistivity trends (i.e. #R2, #R1) appearing to reflect broad zones of strong iron carbonate (+/- silica) alteration.

To date, gold mineralization, including the High Grade Gold Shoot and L17600N Gold Shoot along the Main Shear structure and the neighboring Old Pit Shear, has been traced over an approximately 775 meters apparent strike distance along the approximately 1,100 meter long #R2 resistivity trend. The high-priority #M2 IP chargeability anomaly spatially associated with the High Grade Gold Shoot and Tourmaline Zone on the Main Shear structure is spatially related to the northeast extremity of the #R2 resistivity trend. The fact that the first priority #M8 and #M15 IP anomalies are spatially associated with parallel resistivity trends lying to the southwest of the gold-bearing #R2 resistivity trend renders said IP targets highly prospective for hosting gold mineralization.

These high resistivity anomalies appear to form part of a widespread system of NE to ENE-trending (055o – 070o), high resistivity trends abutting against and/or bending into an interpreted NNE-trending (020o - 030o) regional fault zone characterized by a high chargeability / high conductivity domain; and cross-cut by the regional NNE structural fabric. The positioning of the #M8 and #M15 IP targets along the southwestern extremity of these resistivity trends, at the junction with the apparent regional structure, represents a highly prospective structural setting for lode gold mineralization.

#M2 IP Target (High Grade Gold Shoot – Main Shear Structure)

The High Grade Gold Shoot and Tourmaline Zone emplaced along the Main Shear structure are spatially associated with the southwest margin of the high-priority #M2 chargeability (IP) target spatially related to the northeast extremity of the prominent, auriferous #R2 resistivity trend (i.e. L17700N – L18100N). Previously reported mineralized intercepts for the High Grade Gold Shoot include:20.5 meters grading 7.26 grams per tonne (“/t gold, including 12.26 g/t over 6.5 meters, in trench #TCK001; and 6.7 meters grading 32.32 g/t gold, including 82.22 g/t over 2 meters, in trench #TCK002 (November 12, 2012 news release). Previously reported sampling results for the Tourmaline Zone include saw-cut channel sample composites grading 3.13 g/t gold over 7.6 meters in sample string #KBCS028B-KBCS028 (December 5, 2012).

The #M2 target consists of an approximately 350 meter long by 25 meters to 75 meters wide, NE-trending, deep-rooted anomaly exhibiting coincident, moderate – weak chargeability and very strong resistivity responses. The approximately, north-easternmost 50 meter extent of the high-priority #M2 anomaly lies outside the Apapam concession on third party ground. The chargeability component of the anomaly extends to the depth penetration limit of the IP survey of approximately 225 meters below surface and appears to exhibit a steep northwesterly dip and a southeasterly plunge.

#M8 IP Target (Zone 5 Gold Corridor)

The high-priority #M8 IP anomaly consists of an approximately 600 meter long, deep rooted, strong to moderate chargeability response associated with a prominent ENE-trending resistivity anomaly paralleling the auriferous #R2 resistivity trend spatially associated with the Main Shear and Old Pit gold-bearing structures; with the #M8 target lying approximately 200 meters southwest of the Main Shear’s L17600N Gold Shoot. The coincident chargeability (IP) / resistivity anomaly extending from L16900N to L17400N appears to range from approximately 40 meters to 100 meters in width, exhibit a sub-vertical attitude, and reach its maximum chargeability amplitudes at depths of 125 meters to 150 meters below surface. The position of the #M8 IP target along the southwestern extremity of the ENE-trending resistivity trend, at its junction with the conductive domain geophysically-inferred to reflect a NNE-trending regional fault zone, represents a highly prospective structural setting for lode gold mineralization.

The discontinuity between the #R24 and #R8 resistivity trends along the central portion of the #M8 anomaly appears to reflect an apparent displacement by a NNE-trending fault. A strong chargeability response coincident with the #R24 resistivity axis on L16700N possibly extends the #M8 anomaly an additional 150 meters to the southwest. This anomaly has yet to be ground-proofed but anomalous gold-in-soil values in the 28 to 390 ppb range are spatially associated with the potentially 750 meter long high-priority IP target.

#M15 IP Target (Zone 5 Gold Corridor)

First priority IP target #M15 consists of an approximately 475 meter long, NE-trending, deep-rooted, strong chargeability (IP) and moderate – strong resistivity feature extending between L16000N and L16500N. The coincident chargeability / resistivity anomaly appears to average approximately 60 meters in width, exhibit a vertical attitude, extend beyond the approximately 225 meter IP survey penetration depth, and exhibit a NE plunge; with the chargeability response being on surface in the southwestern portion of the anomaly and extending at depth to the northeast on L16400N and L16500N. The chargeability component of the anomaly extends at least 100 meters further southwest to the survey boundary on L15900N. Similarly to the #M8 anomaly, this IP target also lies at the junction of an ENE-trending resistivity anomaly with the apparent NNE-trending regional structural zone. Gold-in-soil values of 142 ppb and 164 ppb are spatially associated with the northeastern extremity of the #M15 IP target.

#M17 - #M21 IP Targets (Regional Structure Zone)

First priority IP target #M17 consists of an approximately 900 meter long, deep-rooted, very strong chargeability response with intermittent resistivity anomalies lying along the conductive domain underlying the northwestern portion of the survey grid; with the conductive corridor geophysically-inferred to reflect a NNE-trending regional fault zone developed within a package of graphitic sediments. An apparent dilational jog appears to be developed at a left-stepping bend along the NNE to NE-trending IP anomaly. The #M17 anomaly is open-ended with the IP response extending to the survey boundary at both ends on L15900N and L16800N. Anomaly #M21 consisting of a parallel, approximately 550 meters long, second priority IP target lying approximately 150 meters to the east exhibits very similar characteristics to anomaly #M17.

Prospecting efforts appear to indicate that the intermittent, 50 meter to 250 meter long, weak – moderate resistivity responses coincident with the #M17 and neighboring #M21 IP anomalies correspond to banded iron formation rock exhibiting strong patchy to pervasive silica alteration, pyritization, and quartz stockworks. As previously reported in our June 12, 2013 news release, widespread sampling of mineralized banded iron formation rock floats along the #M17 and #M21 anomaly traces yielded 28 samples in the 0.1 g/t gold to 1.0 g/t gold range and a 2.18 g/t gold value from a float sample spatially associated with the apparent dilational jog located at the southwest extremity of the #M17 IP target. In addition, patchy to intermittent anomalous gold-in-soil values in the 50 ppb to 225 ppb range are also spatially associated with the two anomalies; with a strongly anomalous spot gold-in-soil value of 1,525 ppb being associated with the 250 meter long, coincident chargeability / resistivity anomaly at the southwest extremity of the #M17 target.

Gold Intercept Reporting Criteria

Unless otherwise indicated, “Reported Intercepts” represent core-lengths; true width of mineralization is unknown at this time. Individual sample results were length weighted to yield average composite interval grades as reported. Unless otherwise indicated “Significant Intercepts” satisfy following criteria: greater than (>) 5.0 gram gold x meter product and > 0.5 g/t gold. “Anomalous” signifies at least one intercept > 2.0 gram gold x meter product and > 0.25 g/t gold. Unless otherwise indicated, intercepts are constrained with a 0.25 g/t gold minimum cut-off grade at the top and bottom of the intercept, with no upper cut-off grade applied, and a maximum of five consecutive meters of internal dilution (less than 0.25 g/t gold). All internal intervals yielding above 15 g/t gold are indicated within the intersection.

Quality-Control Program

We have implemented a quality-control program to ensure best practice in the sampling and analysis of the diamond drill core, reverse circulation (RC) chip samples, saprolite trench and saw-cut channel samples, and soil samples. Drill core is HQ diameter (63.5 millimeters) in upper oxidized material (regolith) and NQ diameter (47.6 millimeters) in the lower fresh rock portion of the hole. Drill core is saw cut and half the core is sampled in standard intervals. The remaining half of core is stored in a secure location. Reverse circulation (RC) chip samples are taken at one meter intervals under dry drilling conditions by experienced geologists, with all samples weighed on site. Saprolite trench samples consist of continuous, horizontal channels collected from a canal excavated along the bottom sidewall of the trench (~ 0.10 meters above floor). All samples are transported in security-sealed bags to ALS Ghana Limited, an ISO 9001:2000 certified laboratory. As of the date of this annual report, a 1,000 gram split of the sample is pulverized to better than 85% passing 75 microns, and analyzed by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish. Samples with observed visible gold and/or exhibiting typical Kibi-type granitoid hosted mineralization characterized by liberated, particulate gold grains are pulverized in their entirety to better than 85% passing 75 microns, and analyzed four times by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish; with the arithmetic average of the four assays reported. Our company inserts a certified reference standard (low to high grade), analytical blank, and field duplicate sample in every batch of 20 drill core / reverse circulation (RC) chip / trench channel / saw cut channel samples. Validation parameters are established in the database to ensure quality control.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Kibi project on fixed payment terms to our company. During 2010, 1,904.18 ounces of gold was recovered and produced by the contract miners from our Kibi project for which we received and sold 361.80 ounces of gold for gross proceeds of $461,649.62. During 2011, 1,617.39 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 307.30 ounces of gold for gross proceeds of $422,944.73. During 2012, we sold 26.53 ounces of gold for gross proceeds of $44,206.94 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project.

Future Exploration Plans

2014 Exploration Program

During 2014, we plan to conduct:

•

reconnaissance geology and prospecting to further define the strike extensions of the seven known gold-bearing structures hosted by the Zone 5 gold corridor and to ground proof additional high priority targets identified by the IP survey along the 1.8 kilometer long Zone 5 gold-in-soil trend;

•	trenching and outcrop stripping to further expose the known Zone 5 auriferous structures for systematic geological mapping and channel sampling in preparation for drill target definition;

•	scout trenching focusing on the prioritization of additional Kibi project gold showings yielded by our recently completed property-wide soil geochemical survey, geological modeling, and VTEM targets; and

•	a drilling program of approximately 300 to 500 meters.

Resources and Reserves

We have identified five deposits which are estimated to contain an indicated mineral resource of 278,000 ounces of gold at an average grade of 2.56 g/t gold and an additional inferred mineral resource of 147,000 ounces of gold at an average grade of 1.94 g/t gold. As at the date of this annual report, no mineral reserves have been identified on our Kibi project.

National Instrument 43-101 Compliant Mineral Resource Estimate

In November 2012, we announced the completion of an initial National Instrument 43-101 compliant mineral resource estimate on our Kibi project. The resource estimate encompasses the Big Bend, East Dyke, Mushroom, and South Ridge deposits in Zone 2 and the Double 19 deposit in Zone 3. All the above mineralized bodies remain open in several directions. In aggregate, these five gold deposits are estimated to contain an indicated mineral resource of 278,000 ounces of gold and an additional inferred mineral resource of 147,000 ounces of gold as tabulated below, with details presented in Table 8 noted below.

Table 7: Summary of Mineral Resources for Kibi Gold Project (October 26, 2012)

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

Table 8: Mineral Resource Estimates by Deposit, Material Type, and Classification

DEPOSIT	MATERIAL TYPE	RESOURCE CATEGORY	TONNAGE Tonnes (million)	AVERAGE GRADE (Au g/t)	CONTAINED GOLD (ounces)
Big Bend	Oxide	Indicated	0.12	2.82	11,000
		Inferred	-	-	-
	Transition	Indicated	0.16	2.63	13,000
		Inferred	-	-	-
	Fresh	Indicated	2.45	2.41	190,000
		Inferred	0.51	1.60	27,000
East Dyke	Oxide	Indicated	0.06	4.08	9,000
		Inferred	-	-	-
	Transition	Indicated	0.07	3.58	8,000
		Inferred	-	-	-
	Fresh	Indicated	0.52	2.84	47,000
		Inferred	0.08	4.37	11,000
Mushroom	Oxide	Inferred	0.07	2.55	6,000
	Transition	Inferred	0.01	1.88	1,000
	Fresh	Inferred	0.17	2.25	12,000
South Ridge	Oxide	Inferred	0.17	1.60	9,000
	Transition	Inferred	0.12	1.43	5,000
	Fresh	Inferred	0.61	1.46	28,000
Double 19	Oxide	Inferred	0.01	3.37	1,000
	Transition	Inferred	0.13	3.11	13,000
	Fresh	Inferred	0.47	2.22	34,000
Total	All	Indicated	3.38	2.56	278,000
Total	All	Inferred	2.35	1.94	147,000

Notes:

•	CIM Definition Standards were followed for the mineral resource estimate.
•

All mineral resources have been reported at a 0.5 g/t gold cut-off grade, taking into account current economic conditions and typical likely costs and parameters of open pit extraction; and an assay top cut of 20 g/t gold was statistically determined for all mineralized zones.

•

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

•	Average specific gravity (SG) values of 1.6, 2.4, and 2.85 were used for Oxide, Transition, and Fresh (Sulphide) materials.
•	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
•	Mineral resource tonnage and grade are reported as undiluted.
•	The figures for contained gold are in-situ mineral resources.
•	1 troy ounce equals 31.10348 grams.

•

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

With respect to the Apapam mining lease, we are:

•	required to pay applicable taxes and annual rental fees to the Government of Ghana in the amount of approximately $19 (GH¢32.80); and

•

committed to pay a royalty in each quarter to the Government of Ghana, through the Commissioner of Internal Revenue, based on the production for that quarter within 30 days from the quarter end as well as a royalty on all timber felled in accordance with existing legislation;

•	required to:

• commence commercial production of gold within two years from the date of the mining lease;

•

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

•	mine and extract ore in accordance with preceding paragraph, utilizing methods which include dredging, quarrying, pitting, trenching, stoping and shaft sinking in the Apapam lease area.

We are further required to furnish to the government authorities of Ghana, comprised of the Minister of Lands, Forestry and Mines, the Head of the Inspectorate Division of the Minerals Commission, the Chief Executive of the Minerals Commission and the Director of Ghana Geological Survey (the “government authorities”), with technical records which include:

•

a report in each quarter not later than 30 days after the quarter end to the government authorities in connection with quantities of gold won in that quarter, quantities sold, revenue received and royalties payable;

•

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

•

a report in each financial year not later than 60 days after the end of the financial year summarizing the results of our operations in the lease area during that financial year and the technical records, which report shall further contain a description of the proposed operations for the following year with an estimate of the production and revenue to be obtained;

•

a report not later than three months after the expiration or termination of the Apapam mining lease, to the government authorities giving an account of the geology of the lease area including the stratigraphic and structural conditions and a geological map on scale prescribed in the Mining Regulations;

•

a report not less than 21 days in advance of the proposed alteration, issuance or borrowing to the government authorities (except for the Head of the Inspectorate Division of the Minerals Commission and the Director of Ghana Geological Survey) of any proposed alteration to our regulations,

•

a report not less than 21 days in advance of the proposed alteration, issuance or borrowing to the government authorities (except for Head of the Inspectorate Division of the Minerals Commission and the Director of Ghana Geological Survey) on the particulars of any fresh share issuance or borrowings in excess of an amount equal to the stated capital of XG Mining;

•

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

•	such other reports and information in connection with our operations to the government authorities as they may reasonably require.

We are entitled to:

•	surrender all of our rights in respect of any part of the lease area not larger in aggregate than 20% of the lease area by providing not less than two months’ notice to the Government of Ghana;

•	surrender a larger part of the lease area by providing not less than 12 months’ notice; and

•

terminate our interest in the Apapam mining lease if the mine can no longer be economically worked, by giving not less than nine months’ notice to the government authorities, without prejudice to any obligation or liability incurred before such termination.

The Government of Ghana has the right to terminate our interest in the Apapam mining lease if we:

•	fail to make payments when due;

•	contravene or fail to comply with terms and conditions of the mining lease (however, we have 120 days to remedy from the notice of such event);

•	become insolvent or commit an act of bankruptcy; or

•	submit false statements to the government authorities.

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

Location and Access

The Kwabeng concession is located in the East Akim District of the Eastern Region of Ghana, along the western, lower flank and base of the Atewa Range, approximately 10 kilometers north-northwest of our Kibi project which is located on the Apapam concession. The eastern boundary of the Kwabeng concession is demarcated by the Atewa Forest Reserve.

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

Historical Work

There has been very little exploration for lode source gold deposits at our Kwabeng and Pameng projects; however, there has been detailed exploration for placer gold deposits. Prior to the recovery of placer gold from our Kwabeng project during 2007 and 2008 and our Kibi and Pameng projects during 2010 and 2011, these projects contained approximately 12,583,000 bank cubic meters of auriferous gravels. As at the date of this annual report, historical non-compliant National Instrument 43-101 work indicates that there are approximately 5,536,520 bank cubic meters of mineralized material remaining on our Kibi, Kwabeng and Pameng projects at an average grade of 0.568 grams of gold/bank cubic meters. In addition to the mineralized material, there is potential to define reserves with further exploration.

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

Prior Exploration by Xtra-Gold

2011 and 2012 Exploration Programs

No significant work program was carried out by our company on the Kwabeng concession during 2011 and 2012.

2013 Exploration Program

In November 2013, we announced the prospecting discovery of 2 new gold targets on our Kwabeng concession, located in the Kibi Gold Belt. The Kwabeng concession is located approximately 10 kilometers north-northwest of our flagship Kibi project. Highlights of sampling results for the newly identified Bomaa and Abodwosu prospects reported include:

•

4 prominent clusters of gold bearing rock floats and/or subcrops identified over an approximately 1.2 kilometer distance, with 64 (59%) out of 109 composite chip samples from mineralized argillite floats / subcrops returning gold values above 0.1 g/t, including gold values reaching up to 20.7 g/t and 6.53 g/t (Bomaa Target);

•

scout soil geochemical sampling yielding gold-in-soil values attaining 2,230 ppb, 1,150 ppb, and 606 ppb spatially associated with a 275 meter long by a 20 meters to 60 meters wide cluster of mineralized argillite floats and/or subcrops (Bomaa Target);

•

saw-cut channel sample composite grading 1.75 g/t gold over 5.91 meters, including 3.66 g/t gold over 1.51 meters, in sample string #CSKA001-CSKA003 from outcrop exposure of silicified argillite in contact with quartz vein (Abodwosu Target).

The sampling results announced for the newly identified Bomaa and Abodwuso prospects correspond to an ongoing grassroots exploration program targeting an approximately 8 kilometer by 1 kilometer area along the eastern margin of the Kwabeng concession. The prospecting area lies along the northwestern segment of the Kibi Gold Belt, along the western foothills of the Atewa Range, and encompasses a regional airborne geophysics (“VTEM”)-inferred contact between conductive (graphitic) and non-conductive metasedimentary rock units. A total of 136 rock float / subcrop composite chip samples, 4 stripped outcrop saw-cut channel samples, and 92 scout soil geochemical samples were collected from early August to late October 2013. The present results also include 18 previously unreleased rock composite chip samples collected during first pass reconnaissance prospecting in 2006.

Bomaa Target

The newly identified Bomaa target is characterized by 4 prominent clusters (i.e. trains) of gold bearing rock floats and/or subcrops spanning over an approximately 1.2 kilometer distance, with individual float / subcrop clusters extending over approximate areas of: 350 meters long by 30 meters to 50 meters wide; 275 meters by 20 meters to 60 meters; 250 meters by 20 meters to 40 meters; and 50 meters by 30 meters. The Bomaa gold bearing float / subcrop trend appears to be spatially related to a prominent NE-trending resistive lineament outlined by the VTEM survey; and bounded by a pair of interpreted faults evident in the regional aeromagnetic signature.

A total of 109 rock composite chip samples were collected from the 4 mineralized float / subcrop clusters, including 18 samples from the 2006 first pass reconnaissance prospecting. Of the 109 composite chip samples collected: 13 (12%) yielded less than 0.01 g/t gold; 32 (29%) returned gold values from 0.01 g/t to 0.1 g/t; 39 (36%) between 0.1 g/t and 1.0 g/t gold; 18 (16.5%) between 1 g/t and 2 g/t gold; 5 (4.5%) between 2 g/t and 5 g/t gold; and 2 samples (<2%) returned values over 5 g/t gold (6.53 g/t and 20.7 g/t). The mineralized floats / subcrops are typically sub-angular to angular slab-shaped blocks capable of attaining dimensions of up to 3.5 meters by 1.5 meters by 1 meter and consisting almost entirely of strongly silicified argillite metasedimentary rock exhibiting quartz stockworks and disseminated pyrite and crystalline hematite.

The 2 most prominent mineralized float / subcrop clusters were covered by scout geochemical sampling grids consisting of 3 x 200 meter long cross-lines at 75 meters spacing with 25 meters sampling stations. The central portion of the Bomaa North Cluster (i.e. 275 meters x 20 meters to 60 meters) characterized by stronger mineralized float / subcrop concentrations yielded a strongly anomalous gold-in-soil signature over a 50 meter by 75 meter area, including high gold values of: 145 ppb, 206 ppb, 230 ppb, 606 ppb, 1,150 ppb, and 2,230 ppb. The remaining 9 soil samples directly over the rest of the float / subccrop train yielded gold-in-soil values in the 26 ppb to 79 ppb range. Similarly, the central portion of the Bomaa South Cluster (i.e. 350 meters x 30 meters to 50 meters) corresponding to an approximately 30 meter by 15 meter area of stronger float / subcrop concentration returned a strongly anomalous gold-in-soil value of 260 ppb; while the remaining 14 sample sites directly over the rest of the mineralized float train yielded gold-in-soil values in the 16 ppb to 67 ppb range.

Abodwosu Target

Similarly, the Abodwuso prospect, located approximately 2.5 kilometers northeast of the Bomaa target, consists of strongly silicified argillite metasedimentary rock in contact with an easterly trending quartz vein; with the altered argillite exhibiting quartz stockworks and disseminated pyrite and crystalline hematite. Saw-cut channel sample string #CSKA001-CSKA003 collected from a small, hand-stripped outcrop returned a composite grade of 1.75 g/t gold over 5.91 meters, including 3.66 g/t gold over 1.51 meters from the silicified argillite wall rock. Due to irregular bedrock surface, the reported intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.

Ongoing Kwabeng Work Program

Based on the encouraging results to date, a 1.4 kilometer long by 600 meters to 750 meters wide control grid encompassing approximately 10.5 kilometers of SE-trending cross-lines was recently established for the systematic soil geochemical sampling and prospecting of the entire known extent of the Bomaa gold bearing float / subcrop cluster trend. Detailed soil sampling at 100 meter line-spacing was completed in late November with a total of 419 soil samples collected; and systematic follow up prospecting of gold-in-soil anomalies is presently ongoing. Prospecting of the remaining portions of the 8 kilometer by 1 kilometer Kwabeng target area is also continuing.

Future Exploration Plans for 2014

As at the date of this annual report, during 2014, we have planned the following exploration activities at this project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

As at December 31, 2013, we have sold an aggregate of 10,477.34 ounces of placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008 and the fiscal year. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2010 through 2012.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

As at the date of this annual report, we have resumed placer gold recovery operations at our Kwabeng project. As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kibi project (see “Kibi Project – 2014 Exploration Program”). The gold price (approximately $1,293.58 per ounce as at March 28, 2014) is significantly greater compared to the gold price during the previous mining effort by the former operator of this project (approximately $300 per ounce). On the basis of an annual recovery of placer gold of approximately 360,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 20 years, however, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

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

Prior Exploration by Xtra-Gold

2011 to 2013 Exploration Programs

No significant work program was carried out during 2011 and 2012. Lode gold exploration efforts to date by our company on our Pameng project have been limited to a few reconnaissance geology/prospecting traverses. No significant lode gold exploration work was conducted in 2013 on this project.

Future Exploration Plans for 2014

As at the date of this annual report, during 2014, we have planned the following exploration activities at this project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company. During 2010, 4,719.76 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 896.76 ounces of gold for gross proceeds of $1,128,451.34. During 2011, 5,621.16 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068.02 ounces of gold for $1,489,058.18. During 2012, we sold 52.81 ounces of gold for gross proceeds of $87,997.30 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project. No placer gold recovery operations were conducted at this project during 2012 and the fiscal year.

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

2011 to 2013 Exploration Programs

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

No significant lode gold exploration work was conducted by our company in 2011 through 2013 on our Banso project, however, Buccaneer Gold Corp. carried out exploration work during 2011 and 2012 as noted hereunder.

During the first few months of the fiscal year, exploration activities were limited to early stage trenching and sampling by Buccaneer Gold Corp. During the fiscal year, we did not conduct any exploration activities on this project. In April 2013, Buccaneer Gold Corp. ceased all exploration activities at this project to conserve capital due to market conditions.

Future Exploration Plans for 2014

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

Prior Exploration by Xtra-Gold

2011 to 2013 Exploration Programs

No significant lode gold exploration work was conducted by our company in 2011 through 2013 on our Muoso project, however, Buccaneer Gold Corp. carried out exploration work in 2011 in preparation for a drill program conducted during 2012 as noted hereunder.

2013 Exploration

During the first few months of the fiscal year, exploration activities were limited to early stage trenching and sampling by Buccaneer Gold Corp. During the fiscal year, we did not conduct any exploration activities on this project. In April 2013, Buccaneer Gold Corp. ceased all exploration activities at this project to conserve capital due to market conditions.

Future Exploration Plans for 2014

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

2012 Drill Program

Buccaneer Gold Corp.’s drill program, comprised of 30 drill holes totaling 5,123.2 meters of drilling, was completed from January 3 to May 21, 2012 on the Muoso and Banso concessions. The drill program was designed to test the presence of gold mineralization indicated by anomalous samples in soil and trenches in several drill targets identified on the Muoso and Banso concessions.

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

Banso North:	gold bearing shear zone in a quartz feldspar porphyry intrusion containing disseminated sulphide and sulphide bearing quartz veins.

Banso South:	sedimentary hosted gold mineralization in sandstone, conglomerate and phyllite units, with minor quartz veining and pyrite stringers.

Kibi Gold Project - Significant Drill Intercepts Muoso and Banso Concessions
Hole #	Including	From (meters)	To (meters)	Interval (meters)	g/t Au	Mineralized Zone
AN12-01	Including	69.2	75.6	6.4	0.91	Muoso East Z1
		72.6	74.6	2	1.81
AN12-02	Including	86.3	90.3	4	1.6	Muoso East Z1
		.3	87.3	1	2.98
AN12-04		82.3	85.2	3	2.32	Muoso East Z1 dd
	Including Including	128.3	130.3	2	1.17
		132.3	138.3	6	2.56
		133.3	135.3	2	3.36
		137.3	138.3	1	3.90

Hole #	Including	From (meters)	To (meters)	Interval (meters)	g/t Au	Mineralized Zone
AN12-05	Including	74.5	76	1.5	1.2	Muoso East Z1
		87	92	5	1.54
		89	90	1	3.19
		153	154	1	2.88
AN12-06	Including	40.0	59.5	19.5	1.93	Muoso East Z1
		46.0	47.5	1.5	7.52
AN12-07		5.3	9.9	4.6	2.98	Muoso East Z1
		66.8	68.4	1.6	1.23
AN12-08		18.4	20.9	2.5	6.27	Muoso East Z1
		30.4	31.4	1	3
		41.6	43.1	1.5	1.53
		67.1	68.1	1	1.01
AN12-09		124.8	125.5	0.7	0.77	Muoso East Z1
		192.5	194.5	2	0.63
AN12-10		53.1	55.1	2	1.05	Muoso East Z3
		64.5	67.1	2.6	1.89
AN12-11		64.6	65.3	0.7	1	Muoso East Z3
		71.3	73	1.7	1.48
		100.6	101.6	1	8.74
AN12-12		116	117.5	1.5	3.65	Muoso East Z3
AN12-13		77.7	78.7	1	0.54	Muoso East Z3
		125.7	127.7	2	44.76
		137.7	138.7	1	0.76
AN12-15		48.3	60.3	12	1.7	Muoso East Z2
AK12-18		32.5	34.5	2	1.23	Banso North
		81.4	82.4	1	1.22
		93.4	94.4	1	1.31
		96.4	97.4	1	1.46
		125.8	126.8	1	2.24
		151.3	152.8	1.5	1.29
AK12-19		30.5	31.5	1	1.6	Banso North
		63.5	64.5	1	1.69
		85.5	90.9	5.4	3.12
		93.5	94.5	1	1.19
		143.5	144.5	1	1.11
		158.5	159.5	1	5.94
		184.5	185.5	1	3.33

Hole #	Including	From (meters)	To (meters)	Interval (meters)	g/t Au	Mineralized Zone
AK12-21		145	146	1	3.72	Banso North
		174	175	1	4.33
		193	195	2	3.72
		247	249	2	3.15
AK12-22		2.8	4.1	1.3	1.14	Banso North
		70	71	1	1.46
		84	85	1	1.52
AK12-23		93	94	1	7.49	Banso North
		98	99	1	4.2
		126	127	1	1.64
		138	139	1	29.31
		200	201	1	1.58
		210	211	1	27.78
		246	247	1	3.39
AK12-24		128.7	130.2	1.5	0.58	Banso North
		165.2	166.2	1	1.47
AB12-25		79.5	80.5	1	0.74	Banso South
AB12-27		4	5.2	1.2	1.26	Banso South
		32.2	35.2	3	0.96
		57.7	58.7	1	1.24
		72.7	73.7	1	5.26
		90.7	91.7	1	1.11
		92.7	93.7	1	2.18
AB28-28		5	6.5	1.5	1.74	Banso South
		140	141	1	30.39
		202	203	1	2.87
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

Assignment of Interest in Edum Banso Project

During 2011, we assigned our interest in the Edum Banso project to Discovery Gold Corporation (formerly Norman Cay Development, Inc.) and received:

•	an initial payment of $125,000 (received);

•	1,000,000 shares of Discovery Gold Corporation (formerly Norman Cay Development, Inc.), valued at $260,000 on the date of issuance (issued); and

•	a final option payment of $135,000 payable in six months from the date of assignment of the option interest (received).

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

Item 5                    Operating and Financial Review and Prospects

A.                           Operating Results

Our company’s loss for the year ended December 31, 2013 was $750,942 as compared to a loss of $7,631,636 for the year ended December 31, 2012, a decrease of $6,880,694. Our company’s basic and diluted loss per share for the year ended December 31, 2013 was $0.02 compared to net loss of $0.16 per share for the year ended December 31, 2012. The weighted average number of shares outstanding was 46,481,748 for the year ended December 31, 2013 compared to 44,698,113 for the year ended December 31, 2012. The increase in the weighted average number of shares outstanding can be mostly attributed to the issue of 1,929,000 shares late in 2012 which affected 2013 more significantly than 2012.

We incurred expenses of $1,698,704 in the year ended December 31, 2013 as compared to $7,062,936 in the year ended December 31, 2012, a decrease of $5,364,232. The decrease in expenses in the year ended December 31, 2013 can be primarily attributed to a decrease of $3,921,670 in exploration costs to $985,107 (2012 - $4,906,777) resulting from less drilling and other exploration activities conducted at our Kibi project. We expense all exploration costs. General and administrative expenses decreased in 2013 mostly resulting from non-cash stock based compensation expenses.

Exploration spending in 2013 reflected the general slowdown in the junior market compared to spending in 2012. Exploration efforts for the 2013 year focused on surface work designed to advance the Zone 5 target on our Kibi project to the drilling stage and to identify and/or further advance grassroots targets on our Kwabeng project. We conducted outcrop stripping and geological mapping / channel sampling on Zone 5 of our Kibi project including 428 bedrock saw-cut channel samples collected from the Main Shear – L7600N Gold Shoot exposure totalling 250 meters and 458 bedrock saw-cut channel samples totalling 300 meters collected from the remaining 6 shear zones. An additional 825 saprolite trench channel samples totalling 957 meters were also collected to further delineate the Zone 5 gold corridor. A total of 199 rock composite chip samples, 511 soil geochemical samples, 42 saprolite trench channel samples, and 19 stripped outcrop saw-cut channel samples were collected from grassroots prospecting efforts on our Kwabeng project. Exploration activity in 2012 included drilling of 12,984 meters and trenching of 3,350 meters, while 11,683 drill assays and 3,317 trenching assays were received from the lab.

During the first quarter of 2012, we received a final option payment of $135,000 from Discovery Gold Corporation (formerly Norman Cay Development, Inc.) for our Edum Banso project, completing the requirements for the transfer of our interest in this project.

General and administrative expenses were $468,938 for the year ended December 31, 2013, compared to $1,986,604 for the year ended December 31, 2012. This decrease can be primarily attributed to a reduced stock-based compensation expense in 2013. The non-cash component of general and administrative expenses was $58,055 in 2013 (2012 - $1,041,591). There were no option grants in 2013. During 2012, there was one grant and the term of the existing options were extended. The legal costs associated with the continuation of our company to the British Virgin Islands in 2012 also represented a significant decrease in the 2013 general and administrative expenses compared to 2012. Other general and administrative costs included consulting fees, regulatory fees, auditor and regulatory filing fees, travel and promotional expenses. Amortization for the year ended December 31, 2013 was $244,659 as compared to $304,555 for the year ended December 31, 2012, a decrease of $59,896. The decrease in amortization in 2013 compared to 2012 resulted as no equipment was purchased in 2013.

We reported a gain related to other items in the Statement of Operations and Comprehensive Loss of $947,762 for the year ended December 31, 2013 compared to a loss of $568,700 for the year ended December 31, 2012. The gain can be primarily attributed to recovery of gold of $1,015,203 compared to $70,556 in the year ended December 31, 2012 as gold recovery operations were restarted in 2013. Also, the liability of approximately $340,000 related to the embedded derivative in the warrants issued with the sale of units in December 2012 mostly reversed in 2013 due to decreased share prices.

During the year ended December 31, 2013, our company had a foreign exchange loss of $93,155 compared to a gain of $21,684 in the year ended December 31, 2012 which can be attributed to a stronger U.S. dollar in 2013.

Our company’s portfolio of marketable securities had an unrealized loss of $193,612 in the year ended December 31, 2013 compared to an unrealized loss of $805,953 in the year ended December 31, 2012. Most of the 2013 unrealized loss resulted from holding shares received from companies which optioned certain of our properties. Our company recognized a $21,440 realized gain on sale of securities in the year ended December 31, 2013 compared to a realized gain of $379,363 from the sale of securities in the year ended December 31, 2012. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which was related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $342 (2012 - $110,424) mostly relates to dividends on investment portfolio assets. Our company recognized a loss of $130,000 due to a theft as a result of our company’s email accounts being compromised. Efforts are underway to recover the balance. If efforts are successful any balances recovered will be recognized as a gain in the period of recovery.

During the year ended December 31, 2013, we sold 1,706 ounces of gold for net proceeds of $1,015,203 (2012 - $70,556). There were no placer gold recovery efforts conducted in 2012, with revenue recognized on 2012 shipments of gold recovered in 2011. Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

A warrant recovery of $338,597 was recognized in 2012 (2012 – expense $339,589). Canadian dollar denominated warrants were issued with the December 2012 financing. These warrants were deemed to be embedded derivatives since our company’s functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

B.                           Liquidity and Capital Resources

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. During the year ended December 31, 2013, our company repurchased 276,000 of our shares at a cost of $114,894. The shares were cancelled. During the year ended December 31, 2012, our company issued 1,929,000 units comprising shares and half warrants, for proceeds of CAD$1,639,650 (US$1,660,025) in connection with a private placement and $110,000 in connection with the exercise of 110,000 stock options.

At December 31, 2013, accounts payable and accrued liabilities decreased to $310,912 (December 31, 2012 - $404,507), due to a decrease in general business payables. Our cash and cash equivalents as at December 31, 2013 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2014 operating plan.

At December 31, 2013, we had total cash and cash equivalents of $1,305,281 (December 31, 2012 - $2,308,916). Working capital as of December 31, 2013 was $1,405,291 ($1,406,283 excluding the warrant liability of $992) (December 31, 2012 - $1,948,426). The decrease in cash mostly reflects exploration and administrative spending. During the year ended December 31, 2013, our company sold $110,463 in tradeable securities.

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

Our shares of common stock, warrants and stock options outstanding as at March 28, 2014, December 31, 2013 and December 31, 2012 were as follows:

	March 28, 2014	December 31, 2013	December 31, 2012
Common Shares	46,259,917	46,263,917	46,539,917
Warrants	964,500	964,500	964,500
Stock Options	2,489,000	2,489,000	2,639,000
Fully diluted	49,713,417	49,717,417	50,143,417

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $3.5 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2014 budget to carry out our plan of operations is approximately $1,400,000 comprised of $1,000,000 for exploration expenses in connection with our 2014 exploration program and planned drilling program on our Kibi gold project to identify an additional mineral resource ($600,000), soil sampling and trenching on our Kwabeng, Pameng and Kibi projects ($400,000) and approximately $400,000 for general and administrative expenses (which excludes approximately $500,000 in non-cash stock-based compensation expense). We have budgeted $100,000 for share repurchases under our 2014 normal course issuer bid and $nil for capital expenditure in connection with our Ghana operations. These expenditures are subject to change if management decides to scale back or accelerate operations.

We believe that we are adequately capitalized to achieve our operating plan for fiscal 2014. As is typical for junior exploration companies, we will require additional funds from equity sources to maintain the current momentum on our projects. At December 31, 2013, there were no borrowings or capital expenditure commitments made by our company.

Recent Capital Raising Transactions

During December 2012, we completed a private placement and raised $1,660,025 (CAD$1,639,650) from the issuance of 1,929,000 units comprised of 1,929,000 common shares and 964,500 common share purchase warrants.

Going Concern

We have incurred net losses of $25,553,473 since inception through December 31, 2013. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2013 and 2012 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

C.                           Research and Development, Patents and Licenses

As Xtra-Gold is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.                           Trend Information

In 2013, many commodity and stock market indices continued to experience historically high levels of volatility in the face of global economic uncertainty. Gold prices decreased over 2013 as financial markets sold gold to invest in other equities which were more consistent with economic growth prospects.

During 2013, the U.S. dollar strengthened against most currencies, as economic reports reflected a U.S. economic recovery in progress.

Gold price volatility in 2012 remained high with the price reaching a high of US$1,791.75 per ounce. During 2013, the gold price continued to be volatile, reaching a high of $1,693.75 per ounce on January 2, 2013 and a low of $1,192.00 on June 28, 2013. The average market price for 2013 was $1,411 per ounce compared to an average market price in 2012 of $1,669. The tone for the precious metals market in the near future will depend on whether the U.S. dollar will be supported and if the central banks will continue to maintain interest rates at low levels to support economic growth. The continued global easing of monetary policy could lead to higher inflation and further U.S. dollar depreciation in coming years. This dollar depreciation could have a positive impact on gold prices in the future and the long–term upward trend in prices may continue. Conversely, subdued inflation rates and the recovering global economy could put downward pressure on the gold price in the future. Additionally, recent events in Europe could continue to have a positive effect on the gold price.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

E.                           Off-Balance Sheet Arrangements

Our company has no off-balance sheet arrangements.

F.                           Tabular Disclosure of Contractual Obligations

Our company’s material contractual obligations as of December 31, 2013 are set out in the following table.

Payments due by period as of December 31, 2013
		less than	1-3	3-5	more than 5
Contractual Obligations	Total	1 year	years	years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$169,234	$44,148	$88,296	$36,790	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	$169,234	$44,148	$88,296	$36,790	-

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

The following, in addition to the factors described elsewhere in this annual report under “Risk Factors”, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	unexpected changes in business and economic conditions;

•	significant increases or decreases in gold prices;

•	changes in interest rates and currency exchange rates;

•	unanticipated grade changes;

•	changes in metallurgy;

•	access and availability of materials, equipment, supplies, labor and supervision, power and water;

•	determination of mineral resources and mineral reserves;

•	availability of drill rigs; changes in project parameters;

•	costs and timing of development of new mineral reserves; results of current and future exploration activities;

•	results of pending and future feasibility studies; joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	local and community impacts and issues;

•	timing of receipt of government approvals; accidents and labor disputes; environmental costs and risks; and

•	competitive factors, including competition for property acquisitions; and availability of capital at reasonable rates or at all.

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

Item 6                   Directors, Senior Management and Employees

A.                           Directors and Senior Management

The following table sets forth, as of December 31, 2013, the names of the directors and senior management of Xtra-Gold. Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Paul Zyla(5)(6) Oakville, Ontario President, Chief Executive Officer and Director	69	Self-employed consultant to the mining industry. President and Chief Executive Officer of Xtra-Gold Resources Corp. and President and Chief Executive Officer of Buccaneer Gold Corp.	June 1, 2010 (officer) December 22, 2009 (director)	Buccaneer Gold Corp. NV Gold Corporation

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Richard Walter Grayston (1)2)(3)(5)(6) Calgary, Alberta Chairman of the Board and Director	69	Certified general accountant and consulting economist and public company management	March 5, 2007	Buccaneer Gold Corp. Logan Resources Ltd. Glenmark Capital Corp. Senator Minerals Inc. Jet Gold Corp. Anacott Resources Corp. Brunello Resources Corp. Sparx Energy Corp. Teldar Resources Corp.
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	49	Self-employed business consultant	March 5, 2007	none
Robert Joseph Casaceli (1)(2)(3)(4)(5)(6) Reno, Nevada Director	65	Consulting geologist to exploration and mining companies	June 1, 2010	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	76	Retired businessman	June 11, 2011	none
John C. Ross (5)(6) Toronto, Ontario Chief Financial Officer	55	Chartered accountant	July 19, 2010	none
Yves P. Clement (5)(6) Vancouver, British Columbia Vice-President, Exploration	49	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	none
Victor Nkansa (5)(6) Accra, Ghana Vice-President, Ghana Operations	56	Chartered accountant and Vice-President, Ghana Operations of Xtra-Gold Resources Corp.	December 22, 2009	none
James Longshore (5)(6) Rose Island, Bahamas General Manager, Ghana Operations	47	Self-employed business consultant	January 3, 2009	none

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

Paul Norman Zyla
President, Chief Executive Officer and Director

Mr. Zyla was appointed President and Chief Executive Officer of our company as of June 1, 2010 and has been a director of our company since December 2009. He formerly served as our President, Chief Executive Officer, Secretary and Treasurer and a director from November 2003 to August 2005. Mr. Zyla has over 27 years of resource-based public company experience. Since September 1993 to the date of this annual report, Mr. Zyla has been a self-employed consultant to the mining industry.

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

Richard Walter Grayston
Chairman and Director

Mr. Grayston was appointed as Chairman and a director of our company in March 2007. Since 1985, Mr. Grayston has been a self-employed business consultant with more than 28 years of experience in financial and economic consulting and public company management including preparation of valuations, feasibility studies, capital budgeting, financial reorganizations, profit improvement studies and business plans and going public and business brokerage during which time he has provided his consulting services to oil and gas, mineral exploration, technology, manufacturing, retail and wholesale consumer businesses.

Mr. Grayston received a Ph.D. in Finance and Economics from the University of Chicago in 1971, a MBA from the University of Chicago in 1969, a BA of Commerce from the University of British Columbia in 1966 and has been a certified general accountant since 1977.

During the prior five years, Mr. Grayston has been an officer and/or director of the following public companies.

Name of Company	Position(s) Held	Term of Office
Jet Gold Corp. (1)	Chief Executive Officer and Director	December 2013 to January 2014
Senator Minerals Inc. (2)	President, Chief Executive Officer and Director	April 2013 to present
Anacott Resources Corp. (3)	Chief Executive Officer and Director	February 2013 to present
Brunello Resources Corp. (4)	Chief Executive Officer and Director	February 2013 to present
Sparx Energy Corp. (5)	Chief Executive Officer and Director	February 2013 to present
Teldar Resources Corp. (6)	Chief Executive Officer and Director	February 2013 to present
Glenmark Capital Corp. (7)	President, Chief Executive Officer and Director	December 2012 to present
Logan Resources Ltd. (8)	Director	July 2012 to present
Camex Energy Corp. (9)	President, Chief Executive Officer and Director	March 2012 to December 2012
Intensity Company Inc. (10)	President, Chief Executive Officer and Director	December 2011 to September 2012
Buccaneer Gold Corp. (11)	Director	November 2009 to present
SG Spirit Gold Inc. (12)	President and Chief Executive Officer Interim Chief Financial Officer and	October 2009 to October 2011 October 2009 to January 2010
	Director	November 2009 to October 2013
	Vice President, Finance	August 2008 to December 2009
	Chief Financial Officer	August 2008 to December 2009

Name of Company	Position(s) Held	Term of Office
Ranger Canyon Energy Inc. (13)	Director	May 2008 to September 2011
	Chief Executive Officer and	October 2008 to September 2011
	Chief Financial Officer	October 2008 to September 2011
New Cantech Ventures Inc. (14)	Director	January 1991 to May 2008

(1)	Jet Gold Corp. is a mineral exploration TSXV listed issuer.
(2)	Senator Minerals Inc. is a mineral exploration TSXV listed issuer.
(3)	Anacott Resources Corp. is a mineral exploration reporting issuer (British Columbia)
(4)	Brunello Resources Corp. is a mineral exploration reporting issuer (British Columbia)
(5)	Sparx Energy Corp. is a mineral exploration reporting issuer (British Columbia)
(6)	Teldar Resources Corp. is a mineral exploration reporting issuer (British Columbia)
(7)	Glenmark Capital Corp. (formerly Abbastar Resources Corp.) is a mineral exploration TSXV listed issuer.
(8)	Logan Resources Ltd. is a mineral exploration TSXV listed issuer.
(9)	Camex Energy Corp. is a NEX-listed issuer.
(10)	Intensity Company Inc. is an industrial TSXV listed issuer.
(11)	Buccaneer Gold Corp. is a mineral exploration TSXV listed issuer.
(12)	SG Spirit Gold Inc. (formerly Ruby Red Resources Inc.) is a mineral exploration TSXV listed issuer.
(13)	Ranger Canyon Energy Inc. was an Alberta, Canada oil and gas company and a former reporting issuer that was dissolved on May 2, 2012.
(14)	New Cantech Ventures Inc. is an oil and gas and mineral exploration (diamonds and gold) TSXV listed issuer.

Peter Minuk
Secretary and Treasurer and Director

Mr. Minuk was appointed as Vice-President, Finance and a director of our company in March 2007. He resigned as Vice-President, Finance effective January 31, 2009 and was subsequently appointed Secretary and Treasurer on August 11, 2009 following the resignation of Kiomi Mori from this office. Mr. Minuk has more than 25 years of experience in finance and investment as well as experience in project management, training and developing staff and client relationships. From February 1, 2009 to May 31, 2009, he provided limited consulting services to our company. From April 2, 2011 to the date of this annual report, Mr. Minuk has been providing freelance management and consulting services to unrelated companies. From June 1, 2009 to April 1, 2011, Mr. Minuk was a business analyst consultant for Industry Canada where he was responsible for reviewing proposals relating to regional development of public infrastructure projects and providing oversight over 40 projects assigned to him by the Fed Dev Ontario which is responsible for administering a variety of government stimulus programs, resources and initiatives for the southern Ontario region. Before joining our company, from 1990 to 2006, Mr. Minuk was employed by BMO InvestorLine in connection with implementing project management protocols. Mr. Minuk received a Masters Certificate in Project Management from the Schulich School of Business, York University in 2005. He obtained his Fellow of the Canadian Securities Institute in 1989 and completed the Business Administration program from Southern Alberta Institute of Technology in 1985.

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

Robert Joseph Casaceli
Director

Mr. Casaceli was appointed as a director of our company in June 2010. Mr. Casaceli is currently a consultant to the mining industry and served as Chief Geologist for Franco-Nevada Corporation from 2008 to March 2010. Mr. Casaceli has also served as President and Chief Executive Officer of Franc-Or Resources (now Crocodile Gold Inc.) from 1996 to 2008. Mr. Casaceli has over 36 years experience (world-wide in more than 50 countries) in the mining and mineral exploration industries. Mr. Casaceli has been involved in the design, funding and implementation of numerous reconnaissance and advanced-stage exploration projects and prospect/mine evaluations in over 50 countries.

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

During the prior five years, Mr. Schweitzer has been an officer and/or director of the following public companies:

Name of Company	Position(s) Held	Term of Office
Ranger Canyon Energy Inc. (1)	Director	May 2008 to September 2011

(1)	Ranger Canyon Energy Inc. was an Alberta, Canada oil and gas company and a former reporting issuer that was dissolved on May 2, 2012.

John C. Ross
Chief Financial Officer

Mr. Ross was appointed Chief Financial Officer of our company in July 2010. Mr. Ross has been involved with resource-based companies for more than 20 years in various roles and capacities. Over the last three years, Mr. Ross has served as Chief Financial Officer, on a part time basis, to U308 Corp., Tri Origin Exploration Ltd., Colossus Minerals Inc., Cronus Resources Ltd., and SonnenEnergy Corp.

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

Victor Nkansa, CA, BA, Economics, MBA, Finance
Vice-President, Ghana Operations

Mr. Nkansa was appointed as Vice-President, Ghana Operations of our company in December 2009. His responsibilities include overseeing our operations in Ghana under the supervision of our President and CEO, Paul Zyla and James Longshore, who is the President and General Manager of our Ghanaian subsidiaries. Mr. Nkansa is also the Secretary and a director of our Ghanaian subsidiaries. Mr. Nkansa is familiar and experienced with respect to obtaining mining leases, prospecting and reconnaissance licenses and the government regulations relating thereto and is knowledgeable in connection with environmental and forestry issues, immigration and customs affairs. His experience and background will assist us with respect to acquiring approvals, prospecting licenses, mining leases and related permits and renewals from the relevant government authorities to advance our operations in Ghana and acting as our primary government liaison in connection therewith. Mr. Nkansa has more than 28 years of business experience, the last 14 years of which have been in the mining industry. Since 2004, he has been the Controller of our Ghanaian subsidiaries where his responsibilities include the provision of accounting services and assisting with the facilitation of license renewals with respect to our property interests.

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

James Longshore
General Manager, Ghana Operations

Mr. Longshore is a co-founder of Xtra-Gold and formerly served as our company’s President, Chief Executive Officer and Chief Financial Officer from March 4, 2007 to June 1, 2010 and a director from September 1, 2006 to June 1, 2010. Mr. Longshore has been overseeing our operations in Ghana as the General Manager of our subsidiaries, XG Mining and XGEL since 2009. Mr. Longshore has more than 19 years of business investment experience in resource companies.

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

B.                           Compensation

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2013.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)	Option- based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
Paul Zyla	Director President	2013 2013	3,762 (1)(2) 28,676 (1)(2)	- -	- -	3,762 (2) 28,676 (2)
Richard W. Grayston	Director	2013	5,644	-	-	5,644 (2)
Peter Minuk	Director Secretary and Treasurer	2013 2013	2,822 5,876	-	-	2,822 (2) 5,876 (2)
Robert J. Casaceli	Director	2013	3,000	-	-	3,000
James H. Schweitzer	Director	2013	2,822	-	-	2,822 (2)
John C. Ross	Chief Financial Officer	2013	19,744 (1)(2)	-	-	19,744 (2)
Yves P. Clement	Vice-President, Exploration	2013	128,102 (1)(2)	-	-	128,102 (2)
Victor Nkansa	Vice-President, Ghana Operations	2013	43,428 (1)(3)	-	-	43,428 (3)
James Longshore	General Manager, Ghana Operations	2013	214,394 (1)(4)	-	-	214,394 (4)

(1)	See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for consulting arrangements and/or consulting contracts with our company.

(2)	The compensation noted above under “Total Compensation” was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.9402.

(3)	The compensation noted above under “Total Compensation” was paid in Ghanaian cedis and was translated at the average exchange rate of GH¢1.00 = US$0.3763.

(4)

The consulting fees under “Compensation” were paid to Brokton International Ltd., a company of which Mr. Longshore is the sole officer, director and shareholder, for the provision of consulting services as the general manager of XG Mining and XGEL (see “Consulting Arrangements with General Manager, Ghana Operations”). Included in the compensation received by Mr. Longshore is $112,683 which is 50% of $225,365 paid by our company to Ravenclaw Mining Limited, a company of which Mr. Longshore is a shareholder and Managing Director.

Stock Options Granted in 2013

During our fiscal year ended December 31, 2013, no stock options were granted to our senior management.

During our fiscal year ended December 31, 2013, no stock options were granted to the directors of our company.

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2013

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

Consulting Arrangements with President and Chief Executive Officer

Our Chief Executive Officer, Paul Zyla, provides the stewardship of our company, oversees day-to-day managerial functions of our business, reviews all business opportunities, reports to our Board of Directors and performs the duties and responsibilities generally associated with being the most senior executive of a reporting company. As of the date of this annual report, Mr. Zyla provides his services to our company on a month-to-month basis and is paid CAD$2,500 (USD$2,351) per month to provide the foregoing services. Effective February 1, 2013, in consideration of cost-saving measures implemented by the Board, Mr. Zyla agreed to a temporary reduction in compensation from CAD$3,000 (USD$2,821) to CAD$2,500 (USD$2,351) per month which, as of the date of this annual report, remains in full force and effect and may be subject to further amendment. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Chief Executive Officer if his services are terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Chief Financial Officer

Our Chief Financial Officer, John Ross, provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties. We entered into a management consulting agreement with our Chief Financial Officer effective September 1, 2010 for the provision of his services to our company. This agreement is not for a defined term. Mr. Ross is paid CAD$500 (USD$470) per day and is reimbursed for certain expenses incurred in performing his duties to our company. Our company may give written notice to our Chief Financial Officer of our intention to terminate this agreement on the date therein specified in the notice which shall in any event be a date at least 15 and not more than 30 days after giving of such notice. Mr. Ross may terminate this agreement at any time upon providing our company with 60 days’ notice. There is no provision for a payment to be made to our Chief Financial Officer if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, meets with government authorities and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors’ approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects. On March 1, 2011, we entered into a management consulting agreement with Mr. Clement for a term of three years which expired on March 1, 2014. As of the date of this annual report, we are negotiating the terms of a new management consulting agreement with him. Mr. Clement is paid CAD$11,250 (USD$10,577) per month to provide the foregoing services. Effective February 1, 2013, in consideration of cost-saving measures implemented by the Board, Mr. Clement agreed to a temporary reduction in compensation from CAD$12,500 (USD$11,753) to CAD$11,250 (USD$10,577) per month which, as of the date of this annual report, remains in full force and effect and may be subject to further amendment. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Consulting Arrangements with Vice-President, Ghana Operations

Our Vice-President, Ghana Operations, Victor Nkansa, oversees our operations in Ghana under the supervision of our President and CEO, Paul Zyla and James Longshore, who is the President and General Manager of our Ghanaian subsidiaries. Mr. Nkansa is also the Secretary and a director of our Ghanaian subsidiaries. His primary responsibilities are the provision of accounting services and assisting with the facilitation of obtaining mining leases, operating permits and prospecting license or renewals with respect to our property interests and acting as our primary liaison with the Government of Ghana. As of the date of this annual report, our Vice-President, Ghana Operations is paid 6,000 Cedis (US$2,532) per month by XG Mining to provide his consulting services on a month to month “as needed” basis. There is no provision for a payment to be made to our Vice-President, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Consulting Arrangements with General Manager, Ghana Operations

The consulting services of James Longshore, as our General Manager, Ghana Operations is provided by Brokton International Ltd. through which he oversees administrative and exploration activities relating to our projects. As of the date of this annual report, Brokton International Ltd. provides Mr. Longshore’s services to our company on a month-to-month basis and is paid $9,500 per month to provide the foregoing services. Effective February 1, 2013, in consideration of cost-saving measures implemented by the Board, Brokton International Ltd. agreed to a temporary reduction in compensation from $10,000 to $9,500 per month which, as of the date of this annual report, remains in full force and effect and may be subject to further amendment. Brokton International Ltd. is reimbursed for certain expenses incurred by Mr. Longshore in performing his duties to our Ghanaian subsidiaries. There is no provision for a payment to be made to Brokton International Ltd. if Mr. Longshore’s services are terminated without cause or for additional compensation in the event of a change in responsibilities.

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

Our Audit Committee assists our Board of Directors in fulfilling its oversight responsibility relating to:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements; and

•	the qualifications and independence of our independent registered public accountants.

Our Audit Committee has adopted a written charter pursuant to which the Audit Committee provides:

•	an independent review and oversight of our company's financial reporting processes, internal controls and independent auditors;

•

a forum separate from our management in which auditors and other interested parties can candidly discuss concerns. By effectively carrying out its functions and responsibilities, our Audit Committee helps to ensure that:

•	our management properly develops and adheres to a sound system of internal controls;

•	procedures are in place to objectively assess our management's practices and internal controls; and

•	the outside auditors, through their own review, objectively assess our company's financial reporting practices.

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

Nominating and Corporate Governance Committee

We established our Nominating and Corporate Governance Committee in November 2009. The Nominating and Corporate Governance Committee has adopted a written charter pursuant to which the committee:

•	recommends the slate of director nominees for election to our Board of Directors;

•	identifies and recommends candidates to fill vacancies on our Board of Directors;

•	reviews the composition of our Board of Directors’ committees; and

•	monitors compliance with, reviews and recommends changes to our various corporate governance policies and guidelines.

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

Risk Management

We separate the role of our Chief Executive Officer and the Chairman of our Board of Directors. Our management has approval limits which it must not exceed without approval from our Board of Directors. These approval limits span hiring, asset purchases and the issuance of shares. Our Board of Directors administers its oversight function through three sub-committees which report to our full Board of Directors, being our Audit Committee, our Nominating and Corporate Governance Committee and our Compensation Committee. We are a very small company at this time and consider five members for our Board of Directors to be adequate for thepurpose of directing its activities. Our Board of Directors self-assesses on an ongoing basis and has the scope to increase its size if the need is determined.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

Paul Zyla (3)	common	396,250	1.74%	1.74%
Richard W. Grayston (4)	common	48,000	0.60%	0.60%
Peter Minuk (5)	common	20,000	0.37%	0.37%
Robert J. Casaceli (6)	common	0	0.23%	0.23%
James H. Schweitzer (7)	common	200,000	0.67%	0.65%
John C. Ross (8)	common	0	0.19%	0.19%
Yves P. Clement (9)	common	0	0.92%	0.92%
Victor Nkansa (10)	common	0	0.06%	0.06%
James Longshore (11)	common	3,084,855	8.03%	8.03%
Directors and Officers as a Group		3,749,105	12.34%	12.34%

(1)

Based on 46,259,917 common shares outstanding as at March 28, 2014 and as if all of the options (2,489,000 as a group) were exercised and common share purchase warrants (30,000 as a group) held by directors and officers were converted to common shares.

(2)

Based on 46,259,917 common shares outstanding as at March 28, 2014 and as if only the vested options (2,138,000 as a group) and common share purchase warrants (30,000 as a group) held by directors and officers were converted to common shares.

(3)	Paul Zyla owns 396,250 common shares and holds a total of 408,000 stock options with exercise prices and expiry dates as set out in the table below.
(4)

Richard W. Grayston owns 48,000 common shares and holds a total of a total of 225,000 stock options with exercise prices and expiry dates as set out in the table below and 5,000 common share purchase warrants with a conversion price of CAD$1.00 (US$0.9402) per share which, if unconverted, will expire on December 21, 2014.

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
(11)

James Longshore owns 3,084,855 common shares of which 120,000 common shares are owned directly, 2,000,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 964,855 common shares are owned indirectly through Sausilito Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore. Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table. Mr. Longshore holds a total of 607,000 stock options with exercise prices and expiry dates as set out in the table below and 25,000 common share purchase warrants with a conversion price of CAD$1.00 (US$0.9402) per share which, if unconverted, will expire on December 21, 2014.

Options to Purchase Securities

10% Rolling Stock Option Plan

On May 12, 2011, our Board of Directors considered and believed that it was advisable and in the best interests of our company to terminate our fixed 2005 Equity Incentive Compensation Plan and authorized, approved and adopted our 10% rolling stock option plan (the “Option Plan”). Our Option Plan was approved by our shareholders at our annual and special shareholders’ meeting held on June 10, 2011 and we received final acceptance of our Option Plan from the TSX on July 13, 2011. In accordance with TSX policy, all unallocated options or other entitlements to a compensation arrangement which does not have a fixed number of securities reserved for issuance must be approved every three years by our Board of Directors and our shareholders. On March 26, 2014, our Board of Directors approved our Option Plan for a further three year period (the “2014 Plan”). We will be seeking shareholder approval of our 2014 Plan at the annual and special meeting of shareholders to be held on June 19, 2014.

Pursuant to our Option Plan, our company may issue no more than 10% of our issued and outstanding common shares in the aggregate from time to time, and a maximum of 5% of the common shares may be issued to any one director, officer, key employee or other eligible person, except consultants, in any 12 month period, unless disinterested stockholder approval is obtained. The maximum number of common shares that may be issued to a consultant under our Option Plan in a 12 month period shall not exceed 2% of the common shares outstanding. The number of securities issuable to our company’s insiders (as defined in National Instrument 55-104 – Insider Reporting Requirements), at any time, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities and the number of securities issued to insiders, within any one-year period, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities. Common shares used for stock grants and our Option Plan options may be authorized and unissued common shares or common shares reacquired by our company. Common shares covered by our Option Plan options which terminate unexercised or common shares subject to stock awards which are forfeited or cancelled will again become available for grant as additional options or stock awards, without decreasing the maximum number of common shares issuable under our Option Plan.

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated. As at the date of this annual report, 4,366,117 common shares have been reserved for issuance under our Option Plan. During the 2013 fiscal year, 150,000 unexercised options previously granted to a former director of our company were cancelled. As at the date of this annual report, there are 2,489,000 options outstanding to purchase an aggregate of 2,489,000 common shares (taking into account the cancellation of 150,000 options in June 2013). The 2,489,000 common shares reserved for the exercise of 2,489,000 options represent 5.38% of the 46,259,917 common shares currently outstanding. Options to purchase 4,625,991 common shares are currently available for grant under our Option Plan, being 10% of the 46,259,917 common shares currently outstanding less the 2,489,000 shares reserved for the 2,489,000 options currently outstanding and less 110,000 options granted to and exercised by a consultant of our company in January 2012.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2013, as well as the number of options granted to directors and all consultants as a group. The exercise prices of the stock options are stated in United States dollars.

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

As a group, nine officers and directors hold 2,147,000 stock options as at December 31, 2013.
As a group, nine officers and directors and seven consultants hold 2,489,000 stock options as at December 31, 2013.

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

Our company’s registered shareholders’ list for our common shares, dated March 18, 2014, showed 144 registered shareholders and 46,259,917 shares outstanding of which 15 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 32,771,423 common shares representing 70.84 % of the issued and outstanding shares of Xtra-Gold.

The following table lists the only persons or companies, known by our company, to beneficially own more than 5% of our voting securities. There has been no significant change in the percentage ownership held by any major shareholders during the past three years. Our company’s major shareholders do not have different voting rights.

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS

James Longshore (1)(2)	common	3,084,855	8.03% (2)
Mark McGinnis (3)(4)	common	3,338,517	7.40% (4)

(1)

James Longshore owns 3,084,855 common shares of which 120,000 common shares are owned directly, 2,000,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 964,855 comon shares are owned indirectly through Sausilito Ltd. is a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore. Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table. Mr. Longshore holds a total of 607,000 stock options with exercise prices and expiry dates as set out in the table under “Stock Options Outstanding” and 25,000 common share purchase warrants with a conversion price of CAD$1.00 (US$0.9402) per share which, if unconverted, will expire on December 21, 2014.

(2)	Based on 46,259,917 common shares outstanding as at March 28, 2014 and as if all of the stock options were exercised and the common share purchase warrants held were converted into common shares.

(3)

Mark McGinnis owns 3,338,517 common shares of which 2,600,725 common shares are held directly and 737,792 common shares are held by his spouse of which 7,350 common shares are held in trust for their children. Mr. McGinnis and his spouse hold a total of 87,000 common share purchase warrants with an exercise price of CAD$1.00 (US$0.9402) per share which, if unexercised, will expire on December 21, 2014.

(4)	Based on 46,259,917 common shares outstanding as at March 28, 2014 and as if all of the common share purchase warrants held by Mr. McGinnis and his spouse were converted into common shares.

B.                           Related Party Transactions

During the years ended December 31, 2013, 2012 and 2011, our company entered into the following transactions with related parties:

	December 31,		December 31,	December 31,
	2013		2012	2011
Consulting fees paid or accrued to officers or their companies	$458,976		$371,340	$351,670
Directors’ fees	18,535		34,002	32,299
Stock option grants to officers and directors	—		682,000	223,000
Stock option grant price range	$—	$	CAD0.85	$1.85 to 1.95

The amounts charged to our company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties. Of the total consulting fees noted above, $225,365 was paid by the Company to a private company of which a related party is a shareholder and director and received $112,683 of this amount. An amount of $nil (2012 - $nil) was due from a company with common directors and/or officers.

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

B.                           Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2013, other than property update activities as reported in Note 6 to our financial statements for the year ended December 31, 2013 which are disclosed in this annual report.

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

The following table lists the annual high and low market prices on the TSX and the OTC Bulletin Board for the five most recent financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL YEAR ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2013	$0.87	$0.34	$0.84	$0.319
December 31, 2012	$1.50	$0.62	$1.49	$0.66
December 31, 2011	$2.35	$1.34	$2.37	$1.30
December 31, 2010	$2.45	$1.90	$2.51	$0.91
December 31, 2009	N/A	N/A	$1.14	$0.40

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the full financial quarters for the two most recent full financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL QUARTER ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2013	$0.435	$0.34	$0.425	$0.319
September 30, 2013	$0.54	$0.39	$0.5631	$0.385
June 30, 2013	$0.75	$0.53	$0.765	$0.52
March 31, 2013	$0.87	$0.62	$0.84	$0.62
December 31, 2012	$0.96	$0.65	$0.99	$0.78
September 30, 2012	$1.12	$0.65	$1.14	$0.66
June 30, 2012	$1.37	$1.01	$1.41	$1.01
March 31, 2012	$1.50	$1.23	$1.49	$1.21

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the most recent six months.

	TSX		OTC BULLETIN BOARD
FOR THE MONTH ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
February 28, 2014	$0.42	$0.35	$0.38	$0.30
January 31, 2014	$0.395	$0.355	$0.359	$0.30
December 31, 2013	$0.375	$0.34	$0.35	$0.319
November 30, 2013	$0.41	$0.365	$0.392	$0.332
October 31, 2013	$0.435	$0.365	$0.425	$0.363
September 30, 2013	$0.42	$0.39	$0.40	$0.37

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies. Our common shares fluctuated during 2013 from a low of $0.319 to a high of $0.84 and during the most recent six months our common shares fluctuated from a low of $0.30 to a high of $0.425. Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration. There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

B.                       Memorandum and Articles of Association

Our company was incorporated in Nevada on September 1, 1998 (see “Corporate History” under Item 4. Information on our Company for further details).

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

•

a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions; or

•	the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.

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

This discussion does not address the U.S. federal income tax consequences applicable to U.S. Holders and Non-U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:

•	tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

•	dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method;

•	U.S. Holders that have a "functional currency" other than the U.S. dollar;

•

U.S. Holders and Non-U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

•	U.S. Holders and Non-U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

•	U.S. Holders and Non-U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; or

•	U.S. tax expatriates or former long-term residents of the U.S.

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

•

Section 246A of the Code, which reduces the dividends received deduction allowed to a corporate U.S. Holder that has incurred indebtedness that is “directly attributable” to an investment in portfolio stock;

•

Section 246(c) of the Code, which, among other things, disallows the dividends received deduction in respect of any dividend on a share of stock that is held for less than the minimum holding period; and

•

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

Information Reporting and Backup Withholding Tax

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (under current law), if a U.S. Holder:

•	fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9);

•	is notified by the IRS that such U.S. Holder has previously failed to properly report interest and dividend income; or

•

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

•

such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

•

such gain is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); or

•	the common shares constitute a U.S. real property interest by reason of the company’s status as a “United States real property holding corporation” for U.S. federal income tax purposes.

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

Backup Withholding and Information Reporting

Generally, our company must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid and the amount of tax, if any, withheld with respect to those payments. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make such information available to tax authorities in the Non-U.S. Holder’s country of residence. The payment of proceeds from the sale of our shares by a broker to a Non-U.S. Holder is generally not subject to information reporting if:

•	the Non-U.S. Holder certifies his, her or its non-U.S. status under penalties of perjury by providing a properly executed IRS Form W-8BEN, or otherwise establish an exemption; or

•	the sale of our common shares is effected outside the U.S. by a foreign office of a broker, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the U.S.;

•	a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits interest of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

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

FATCA imposes a 30% U.S. withholding tax (which may be reduced pursuant to a treaty) on dividends on, or gross proceeds from the sale or other disposition of, shares paid to a Non-U.S. Holder that is a foreign financial institution or certain foreign non-financial entities, unless:

•	the foreign financial institution undertakes certain diligence and reporting obligations; or

•	the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying
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

This summary does not apply to a Holder:

•	that is a “financial institution” for purposes of the “mark-to-market property” rules;

•	to which the “functional currency” reporting rules in subsection 261(5) of the Income Tax Act (Canada) apply;

•	an interest in which is a “tax shelter investment”; or

•	with respect to whom our company is a “foreign affiliate”, all within the meaning of the Income Tax Act (Canada).

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

B.                       Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Item 16             [reserved]

Item 16A          Audit Committee Financial Expert

Our Board of Directors has determined that each of Richard W. Grayston and James H. Schweitzer, is an “audit committee financial expert” as defined in Item 16.A of Form 20-F. In general, an “audit committee financial expert” is an individual member of the audit committee who:

•	understands generally accepted accounting principles and financial statements;

•	is able to assess the general application of such principles in connection with accounting for estimates and accruals;

•

has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the company’s financial statements;

•	understands internal controls over financial reporting;

•	understands audit committee functions; and

•	is an independent director.

Item 16B          Code of Ethics

In December 2009, we adopted a new and expanded code of ethics applicable to our principal executive officer, principal financial and accounting officers and persons performing similar functions. Our code of ethics is a written standard designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements;

•	compliance with applicable laws, rules and regulations;

•	the prompt reporting of a violation of our code of ethics; and

•	accountability for adherence to our code of ethics.

A copy of our code of ethics was previously filed as an exhibit to our annual report filed on Form 10-K for the year ended December 31, 2009. We will provide a copy of our code of ethics, without charge, to any person who makes a written request to us at our principal offices.

Item 16C          Principal Accountant Fees and Services

During the financial years ended December 31, 2013 and 2012, Davidson & Company LLP, Chartered Accountants, served as Xtra-Gold’s external auditor.

Audit Fees

Audit fees are the aggregate fees billed by Davidson & Company for the audit of Xtra-Gold’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by our company’s external auditors for the year ended December 31, 2013 was $35,000 and $60,000 for the year ended December 31, 2012.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company’s external auditors that are reasonably related to the performance of the audit or review of our company’s quarterly financial statements and are not reported above under “Audit Fees.” Our company paid Davidson & Company $9,500 for audit-related fees for the year ended December 31, 2013 and $27,750 for audit-related fees for the year ended December 31, 2012.

Tax Fees

Tax fees consist of professional services rendered by our company’s external auditors for tax compliance and tax advice. Our company paid Davidson & Company $3,000 for tax fees for the year ended December 31, 2013 and $2,500 for tax fees for the year ended December 31, 2012.

All Other Fees

All other fees consist of fees for other miscellaneous items. There were no other fees in connection services provided or billed by our company’s external auditors in the years ended December 31, 2013 and 2012.

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our company’s external auditors. Under the procedure, our Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by our Audit Committee. The audit and tax fees paid to the external auditors with respect to 2013 were pre-approved by our Audit Committee.

Item 16D          Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our company commenced a normal course issuer bid on February 9, 2012 (the “2012 Bid”), with the acceptance of the TSX. Pursuant to the 2012 Bid, our company could purchase 4,045,353 common shares which, at that time, represented approximately 10% of our company’s public float. The 2012 Bid expired on February 8, 2013. Our company purchased an aggregate of 68,300 common shares under the 2012 Bid which were cancelled.

The 2012 Bid and any subsequent normal course issuer bid, as detailed hereunder, are conducted in accordance with Part VI, Sections 628 and 629 of the TSX Company Manual. All common shares purchased by our company are cancelled.

Our company renewed the 2012 Bid for a further one year period commencing on February 15, 2013 (the “2013 Bid”), with the acceptance of the TSX. Pursuant to the 2013 Bid, our company could purchase 3,957,802 common shares which, at that time, represented approximately 10% of our company’s public float. The 2013 Bid expired on February 14, 2014. Our company purchased an aggregate of 280,000 common shares under the 2013 Bid which were cancelled. Further details relating to the 2013 Bid are noted in the table directly below and in the footnotes following the table, which sets forth information as at the date of this annual report.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month 1 (February 15 to 28, 2013)	0	N/A	0	3,957,802
Month 2 (March 1 to 31, 2013)	0	N/A	0	3,957,802
Month 3 (April 1 to 30, 2013)	0	N/A	0	3,957,802
Month 4 (May 1 to 31, 2013)	2,200	0.61	2,200	3,955,602
Month 5 (June 1 to 30, 2013)	14,100	0.55	14,100	3,941,502
Month 6 (July 1 to 31, 2013)	31,100	0.53	31,100	3,910,402
Month 7 (August 1 to 31, 2013)	2,500	0.40	2,500	3,907,902
Month 8 (September 1 to 30, 2013)	3,000	0.41	3,000	3,904,902
Month 9 (October 1 to 31, 2013)	77,4000	0.41	77,400	3,827,502

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month 10 (November 1 to 30, 2013)	104,200	0.42	104,200	3,723,302
Month 11 (December 1 to 31, 2013)	41,500	0.36	41,500	3,681,802
Month 12 (January 1, 2014 to February 14, 2014)	4,000	0.36	4,000	3,677,802
Total Shares Repurchased	280,000	0.42	280,000

Footnotes

•	The average price paid per share in the above table is in Canadian dollars.

•	The 2013 Bid was announced in a news release on February 15, 2013 (as reported by our company on Form 6-K filed on February 19, 2013).

•	Under the 2013 Bid, our company could repurchase an aggregate of 3,957,802 common shares. The price paid for the common shares was the market price at the time of purchase.

•

The results of the 2013 Bid and the details of the 2014 Bid, referred to below, were announced in a news release on February 13, 2014 (as reported by our company on Form 6-K filed on February 18, 2014).

Our company renewed the 2013 Bid for a further one year period commencing on February 17, 2014 (the “2014 Bid”) to repurchase up to 4,119,002 common shares. The 2014 Bid will expire on February 16, 2015 or at such earlier date in the event that the number of shares sought has been repurchased.

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

Our Audit Committee assists our Board of Directors in fulfilling its oversight responsibility relating to:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements; and

•	the qualifications and independence of our independent registered public accountants.

Our Audit Committee has adopted a written charter pursuant to which the Audit Committee provides:

•	an independent review and oversight of our company's financial reporting processes, internal controls and independent auditors;

•

a forum separate from our management in which auditors and other interested parties can candidly discuss concerns. By effectively carrying out its functions and responsibilities, our Audit Committee helps to ensure that:

•	our management properly develops and adheres to a sound system of internal controls;

•	procedures are in place to objectively assess our management's practices and internal controls; and

•	the outside auditors, through their own review, objectively assess our company's financial reporting practices.

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

Board of Directors Independence

Our Board of Directors consists of five members; namely Richard Grayston (Chair), Paul Zyla, Peter Minuk, Robert Casaceli and James Schweitzer. Our Board of Directors has determined that Richard Grayston, Robert Casaceli and James Schweitzer are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. Paul Zyla and Peter Minuk are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a “material relationship” with our company.

Nominating and Corporate Governance Committee

We established our Nominating and Corporate Governance committee in November 2009. The Nominating and Corporate Governance Committee has adopted a written charter pursuant to which the committee:

•	recommends the slate of director nominees for election to our Board of Directors;

•	identifies and recommends candidates to fill vacancies on our Board of Directors;

•	reviews the composition of our Board of Directors’ committees; and

•	monitors compliance with, reviews and recommends changes to our various corporate governance policies and guidelines.

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

•		Audited Financial Statements for the Years Ended December 31, 2013 and 2012

	•	Report of Independent Registered Public Accounting Firm dated March 31, 2014
	•	Consolidated Balance Sheets as at December 31, 2013 and 2012
	•	Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2013 and 2012
	•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2013 and 2012
	•	Consolidated Statement of Stockholders’ Equity
	•	Notes to the Consolidated Financial Statements

Item 19             Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)

(1)	Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed April 3, 2013.
(2)	Filed as an exhibit to this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XTRA-GOLD RESOURCES CORP.

/s/ Paul Zyla
By
Paul Zyla
President and Chief Executive Officer

Date:      March 31, 2014

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Xtra-Gold Resources Corp. and subsidiaries
(an Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Xtra-Gold Resources Corp. and subsidiaries (an Exploration Stage Company) (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended and for the period from the beginning of the exploration stage on January 1, 2003 to December 31, 2013. Xtra-Gold Resources Corp. and subsidiaries’ management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xtra-Gold Resources Corp. and subsidiaries as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended and for the period from the beginning of the exploration stage on January 1, 2003 to December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

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

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 31, 2014

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
AS AT

	December 31, 2013	December 31, 2012

ASSETS
Current
Cash and cash equivalents	$1,305,281	$2,308,916
Investment in trading securities, at fair value (cost of $779,097 (December 31, 2012 - $766,331) (Note 4)	141,030	260,434
Receivables and other assets	270,884	123,172

Total current assets	1,717,195	2,692,522

Restricted cash (Note 7)	221,322	220,961
Equipment (Note 5)	820,813	1,065,472
Mineral properties (Note 6)	857,422	857,422

TOTAL ASSETS	$3,616,752	$4,836,377

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$310,912	$404,507
Warrant liability (Note 8)	992	339,589

Total current liabilities	311,904	744,096

Asset retirement obligation (Note 7)	203,395	187,395

Total liabilities	515,299	931,491

Stockholders’ equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
46,263,917 common shares (December 31, 2012 – 46,539,917 common shares)	46,264	46,540
Additional paid in capital	31,018,184	31,070,399
Deficit	(1,427,764)	(1,427,764)
Deficit accumulated during the exploration stage	(25,553,473)	(24,811,380)

Total Xtra-Gold Resources Corp. stockholders’ equity	4,083,211	4,877,795
Non-controlling interest	(981,758)	(972,909)

Total stockholders’ equity	3,101,453	3,904,886

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,616,752	$4,836,377

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 13)
	“Paul Zyla”	“Richard W. Grayston”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)

	Cumulative
	amounts from
	the beginning of
	the exploration
	stage on	Year	Year
	January 1, 2003	Ended	Ended
	to December 31,	December 31,	December 31,
	2013	2013	2012

EXPENSES
Amortization	$1,134,057	$244,659	$304,555
Exploration	27,394,864	985,107	4,906,777
General and administrative	10,064,552	468,938	1,986,604
Options receipts in excess of property value (Note 6)	(450,000)	—	(135,000)
Write-off of mineral property	26,000	—	—

LOSS BEFORE OTHER ITEMS	(38,169,473)	(1,698,704)	(7,062,936)

OTHER ITEMS
Foreign exchange gain (loss)	495,209	(93,155)	21,684
Interest expense	(258,174)	(11,053)	(5,185)
Realized gains on sales of trading securities	655,122	21,440	379,363
Net unrealized loss on trading securities	(952,355)	(193,612)	(805,953)
Other income	1,021,496	342	110,424
Recovery of gold	10,472,448	1,015,203	70,556
Gain on disposal of property	356,488	—	—
Write off of investment	(25,000)	—	—
Provision for contingency (Note 13)	(130,000)	(130,000)	—
Warrant gain (expense) (Note 8)	(992)	338,597	(339,589)

	11,634,242	947,762	(568,700)

Consolidated loss and comprehensive loss for the period	(26,535,231)	(750,942)	(7,631,636)

Net loss and comprehensive loss attributable to non-controlling interest	981,758	8,849	466,378

Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	$(25,553,473)	$(742,093)	$(7,165,258)

Basic and diluted loss attributable to common shareholders per common share		$(0.02)	$(0.16)

Basic and diluted weighted average number of common shares outstanding		46,481,748	44,698,113

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Cumulative
	amounts from
	the beginning of
	the exploration
	stage on	Year	Year
	January 1, 2003	Ended	Ended
	to December 31,	December 31,	December 31,
	2013	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(26,535,231)	$(750,942)	$(7,631,636)
Items not affecting cash:
Amortization	1,134,057	244,659	304,555
Amortization of deferred financing costs	46,202	—	—
Accretion of asset retirement obligation	72,262	16,000	16,000
Shares issued for services	202,365	—	—
Stock-based compensation	2,939,574	58,055	1,041,591
Warrant expense (gain)	992	(338,597)	339,589
Options receipts in excess of property value	(450,000)	—	(135,000)
Unrealized foreign exchange (gain) loss	(433,500)	11,316	(42,860)
Realized gain on sale of trading securities	(655,122)	(21,440)	(379,363)
Purchase of trading securities	(13,584,464)	(174,547)	(82,031)
Proceeds on sale of trading securities	14,237,230	110,463	1,969,511
Unrealized loss on trading securities	952,355	193,612	805,953
Gain on disposal of property	(356,488)	—	—
Write-off of mineral property	26,000	—	—
Expenses paid by stockholders	2,700	—	—
Write-off of investment	25,000	—	—

Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	(262,509)	(147,712)	221,337
Increase (decrease) in accounts payable and accrued liabilities	300,219	(93,595)	(341,353)
Increase in due to related party	50,000	—	—

Net cash used in operating activities	(22,288,358)	(892,728)	(3,913,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible debentures	900,000	—	—
Deferred financing costs	(46,202)	—	—
Repurchase of capital stock	(330,377)	(110,546)	(54,831)
Issuance of capital stock, net of financing costs	24,253,412	—	1,643,701

Net cash provided by (used in) financing activities	24,776,833	(110,546)	1,588,870

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Cumulative
	amounts from
	the beginning of
	the exploration
	stage on	Year	Year
	January 1, 2003	Ended	Ended
	to December 31,	December 31,	December 31,
	2013	2013	2012

Continued

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(1,835,129)	—	—
Deposit on equipment	(151,506)	—	—
Restricted cash	(221,322)	(361)	—
Oil and gas property expenditures	(250,137)	—	—
Acquisition of cash on purchase of subsidiary	11,510	—	—
Acquisition of subsidiary	(25,000)	—	—
Option payments received	660,000	—	135,000
Proceeds on disposal of assets	628,390	—	—
Net cash used in investing activities	(1,183,194)	(361)	135,000

Change in cash and cash equivalents during the period	1,305,281	(1,003,635)	(2,189,837)

Cash and cash equivalents, beginning of the period	—	2,308,916	4,498,753

Cash and cash equivalents, end of the period	$1,305,281	$1,305,281	$2,308,916

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Balance, December 31, 2002	12,364,085	$12,364	$1,412,842	$(1,427,764)	$—	$—	$(2,558)

Paid on behalf of the Company	—	—	5,258	—	—	—	5,258

October 31, 2003, issuance of stock for acquisition of subsidiary	50,350,000	50,350	(50,350)	—	—	—	—

Loss for the year	—	—	—	—	—	(2,700)	(2,700)

Balance, December 31, 2003	62,714,085	62,714	1,367,750	(1,427,764)	—	(2,700)	—

March, 2004 - private placement at $0.35 per share	2,000,000	2,000	698,000	—	—	—	700,000

May, 2004 - private placement at $0.35 per share	2,129,400	2,129	743,161	—	—	—	745,290

December, 2004 - acquisition of subsidiary via issuance of common stock	2,698,350	2,699	1,616,311	—	—	—	1,619,010

Share issuance costs	—	—	(76,298)	—	—	—	(76,298)

Loss for the year	—	—	—	—	—	(398,533)	(398,533)

Balance, December 31, 2004	69,541,835	$69,542	$4,348,924	$(1,427,764)	$—	$(401,233)	$2,589,469

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued

Balance, December 31, 2004	69,541,835	$69,542	$4,348,924	$(1,427,764)	$—	$(401,233)	$2,589,469

May, 2005 – cancellation of shares	(47,000,000)	(47,000)	47,000	—	—	—	—

June 2005 – for services	10,000	10	5,490	—	—	—	5,500

June, 2005 – private placement at $0.55 per share	536,218	536	294,384	—	—	—	294,920

August, 2005 – private placement at $0.55 per share	300,000	300	164,700	—	—	—	165,000

November, 2005 – private placement at $0.55 per share	1,549,354	1,550	850,595	—	—	—	852,145

Share issuance costs	—	—	(130,714)	—	—	—	(130,714)

Stock-based compensation	—	—	41,022	—	—	—	41,022

Loss for the year	—	—	—	—	—	(272,572)	(272,572)

Balance, December 31, 2005	24,937,407	$24,938	$5,621,401	$(1,427,764)	$—	$(673,805)	$3,544,770

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage		Total

Continued

Balance, December 31, 2005	24,937,407	$24,938	$5,621,401	$(1,427,764)	$—	$(673,805)		$3,544,770

February, 2006 – conversion of promissory note at $0.55 per share	90,909	91	49,909	—	—	—		50,000

March, 2006 – exercise of warrants at $0.75 per share	108,500	108	81,267	—	—	—		81,375

March, 2006 - private placement at $0.70 per share	792,029	792	553,628	—	—	—		554,420

April, 2006 – exercise of warrants at $0.75 per share	177,200	177	132,723	—	—	—		132,900

June, 2006 – cancellation of shares	(10,000)	(10)	(6,990)	—	—	—		(7,000)

June, 2006 – private placement at $0.90 per share	578,112	578	519,722	—	—	—		520,300

July, 2006 – private placement at $0.90 per share	1,132,000	1,132	1,017,668	—	—	—		1,018,800

October, 2006 – private placement at $1.10 per share	282,000	282	309,918	—	—	—		310,200

Share issuance costs	—	—	(240,616)	—	—	—		(240,616)

Stock-based compensation	—	—	206,041	—	—	—		206,041

Loss for the year	—	—	—	—	—	(2,562,992)		(2,562,992)

Balance, December 31, 2006	28,088,157	$28,088	$8,244,671	$(1,427,764)	$—	$(3,236,797	) $	3,608,198

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued

Balance, December 31, 2006	28,088,157	$28,088	$8,244,671	$(1,427,764)	$—	$(3,236,797)	$3,608,198

October, 2007 – Private placement at $1.35 per unit	668,202	668	901,405	—	—	—	902,073

Share issuance costs	—	—	(89,533)	—	—	—	(89,533)

Stock-based compensation	—	—	195,623	—	—	—	195,623

Loss for the year	—	—	—	—	—	(1,874,757)	(1,874,757)

Balance, December 31, 2007	28,756,359	28,756	9,252,166	(1,427,764)	—	(5,111,554)	2,741,604

February, 2008 – Private placement at $1.50 per unit	1,062,000	1,062	1,591,938	—	—	—	1,593,000

May, 2008 – Exercise of options at $0.75 per share	100,000	100	74,900	—	—	—	75,000

June, 2008 – Conversion of debentures at $1.00 per share	650,000	650	649,350	—	—	—	650,000

July, 2008 – Exercise of warrants at $1.50 per share	631,000	631	945,869	—	—	—	946,500

December, 2008 – For services at $1.50 per share	131,243	132	196,733	—	—	—	196,865

Share issuance costs	—	—	(125,040)	—	—	—	(125,040)

Stock-based compensation	—	—	156,444	—	—	—	156,444

Loss for the year	—	—	—	—	—	(3,231,403)	(3,231,403)

Balance, December 31, 2008	31,330,602	$31,331	$12,742,360	$(1,427,764)	$—	$(8,342,957)	$3,002,970

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in	Controlling		Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued

Balance, December 31, 2008	31,330,602	$31,331	$12,742,360	$(1,427,764)	$—	$(8,342,957)	$3,002,970

April, 2009 – Private placement at $0.70 per unit	710,000	710	496,290	—	—	—	497,000

May, 2009 – Private placement at $0.70 per unit	308,000	308	215,292	—	—	—	215,600

May, 2009 – Repurchase and cancellation of shares at $0.25 per share	(200,000)	(200)	(49,800)	—	—	—	(50,000)

August, 2009 – Private placement at $0.80 per unit	376,875	376	301,124	—	—	—	301,500

December, 2009 – Private placement at $1.00 per unit	706,000	706	705,294	—	—	—	706,000

Share issuance costs	—	—	(107,390)	—	—	—	(107,390)

Stock-based compensation	—	—	468,052	—	—	—	468,052

Loss for the year	—	—	—	—	(76,629)	(961,495)	(1,038,124)

Balance, December 31, 2009	33,231,477	$33,231	$14,771,222	$(1,427,764)	$(76,629)	$(9,304,452)	$3,995,608

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued

Balance, December 31, 2009	33,231,477	$33,231	$14,771,222	$(1,427,764)	$(76,629)	$(9,304,452)	$3,995,608

February, 2010 – Conversion of debenture at $1.00 per share	250,000	250	249,750	—	—	—	250,000

March, 2010 – Repurchase and cancellation of shares at $1.33 per share	(80,891)	(80)	(107,920)	—	—	—	(108,000)

April, 2010 – Private placement at $1.00 per unit	838,000	838	837,162	—	—	—	838,000

June, 2010 – Private placement at $1.00 per unit	250,000	250	249,750	—	—	—	250,000

August, 2010 – Conversion of warrants at $1.00 per share	360,000	360	359,640	—	—	—	360,000

November, 2010 – Initial public offering at CAD$1.35 (USD$1.33) per share	8,092,593	8,092	10,744,621	—	—	—	10,752,713

December, 2010 – Conversion of warrants at $1.50 per share	20,000	20	29,980	—	—	—	30,000

Share issuance costs	—	—	(1,455,909)	—	—	—	(1,455,909)

Stock-based compensation	—	—	411,507	—	—	—	411,507

Loss (income) for the year	—	—	—	—	40,268	(3,016,913)	(2,976,645)

Balance, December 31, 2010	42,961,179	$42,961	$26,089,803	$(1,427,764)	$(36,361)	$(12,321,365)	$12,347,274

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued

Balance, December 31, 2010	42,961,179	$42,961	$26,089,803	$(1,427,764)	$(36,361)	$(12,321,365)	$12,347,274

Conversion of warrants at $1.50 per share	768,874	769	1,152,542	—	—	—	1,153,311

Conversion of warrants at $1.00 per share	839,164	839	838,325	—	—	—	839,164

Stock-based compensation	—	—	361,239	—	—	—	361,239

Loss for the year	—	—	—	—	(470,170)	(5,324,757)	(5,794,927)

Balance, December 31, 2011	44,569,217	44,569	28,441,909	(1,427,764)	(506,531)	(17,646,122)	8,906,061

Exercise of stock options at $1.00 per share	110,000	110	109,890	—	—	—	110,000

Private placement of units at CAD$0.85 per share	1,929,000	1,929	1,658,096	—	—	—	1,660,025

Share issuance costs	—	—	(126,324)	—	—	—	(126,324)

Repurchase of shares	(68,300)	(68)	(54,763)	—	—	—	(54,831)

Stock-based compensation	—	—	1,041,591	—	—	—	1,041,591

Loss for the year	—	—	—	—	(466,378)	(7,165,258)	(7,631,636)

Balance, December 31, 2012	46,539,917	$46,540	$31,070,399	$(1,427,764)	$(972,909)	$(24,811,380)	$3,904,886

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common Stock					Deficit
						Accumulated
			Additional		Non-	During the
	Number		Paid in		Controlling	Exploration
	of Shares	Amount	Capital	Deficit	Interest	Stage	Total

Continued

Balance, December 31, 2012	46,539,917	$46,540	$31,070,399	$(1,427,764)	$(972,909)	$(24,811,380)	$3,904,886

Stock-based compensation	—	—	58,055	—	—	—	58,055

Repurchase of shares	(276,000)	(276)	(110,270)	—	—	—	(110,546)

Loss for the year	—	—	—	—	(8,849)	(742,093)	(750,942)

Balance, December 31, 2013	46,263,917	$46,264	$31,018,184	$(1,427,764)	$(981,758)	$(25,553,473)	$3,101,453

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

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

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. The Company has incurred a loss of $742,093 for the year ended December 31, 2013 and has accumulated a deficit during the exploration stage of $25,553,473. Results for the year ended December 31, 2013 are not necessarily indicative of future results. However, these losses raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At December 31, 2013, the Company has working capital of $1,405,291, which would not be sufficient to fund the required exploration programs for a period greater than 12 months. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

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

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2013 and December 31, 2012, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

No allowance for doubtful accounts has been provided. Management has evaluated all receivables and believes they are all collectible.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company’s trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Exploration equipment	20%

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

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

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

Stock-based compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Stock-based compensation (cont’d…)

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 718 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock- based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non- employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

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

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the year. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of December 31, 2013, there were 964,500 warrants (December 31, 2012 – 964,500) and 2,489,000 stock options (December 31, 2012 – 2,639,000) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

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

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

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

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2013, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2013	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents	$1,305,281	$1,305,281	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	141,030	141,030	—	—
Total	$1,667,633	$1,667,633	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of December 31, 2013 and December 31, 2012, the Company has exceeded the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The Company sells all gold recovered to one licensed export agent in Ghana. There is no contract in place and the Company is able to switch suppliers at its discretion.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Recent accounting pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

4.	INVESTMENTS IN TRADING SECURITIES

At December 31, 2013, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of December 31, 2013, the fair value of trading securities was $141,030 (December 31, 2012 – $260,434).

5.	EQUIPMENT

	December 31, 2013			December 31, 2012
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—	20,274	20,274	—
Exploration equipment	1,464,478	785,431	679,047	1,464,478	601,528	862,950
Vehicles	333,989	192,223	141,766	333,989	131,467	202,522
	$1,827,099	$1,006,286	$820,813	$1,827,099	$761,627	$1,065,472

6.	MINERAL PROPERTIES

	December 31, 2013	December 31, 2012

Acquisition costs	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	131,133	131,133
Option payments received	(881,440)	(881,440)
Total	$857,422	$857,422

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

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

6.	MINERAL PROPERTIES (cont’d…)

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license (“PL”) securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects. This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project. Subsequent to the year ended December 31, 2010, the Government of Ghana granted two mining leases for these Projects dated January 6, 2011. These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project. These mining leases supersede the PL previously granted to the Company. Among other things, both mining leases require that the Company (i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter); (ii) pay annual ground rent of GH¢260.00 (USD$167) for the Banso Project and GH¢280.00 (USD$180) for the Muoso Project; (iii) commence commercial production of gold within two years from the date of the mining leases; and (iv) pay a production royalty to the Government of Ghana. The Company has filed for the necessary permits to commence work on the project. The permits are currently pending approval.

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

Pursuant to the 2011 LOI, Buccaneer can acquire a 55% legal and beneficial interest in the Company’s interest in the mineral rights of the Concessions (the “55% Interest”) pursuant to the following terms: Buccaneer shall (i) provide the Company, by February 28, 2011, with notice of its satisfactory completion of due diligence of the Concessions (provided on January 21, 2011), and receipt of regulatory acceptance by the TSX Venture Exchange of the 2011 LOI (received on February 16, 2011) (the “Effective Date”); (ii) make a cash payment to the Company of $425,000 consisting of $100,000 upon the Effective Date and $325,000 within 90 days of the Effective Date (received); (iii) issue 1,000,000 fully paid and non-assessable common shares of Buccaneer to the Company upon the Effective Date (issued in the March 2011 quarter); (iv) incur a total of $4,425,000 in exploration expenditures on the Concessions within five (5) years of the Effective Date with $500,000 to be incurred in the first year (completed) from the Effective Date and $1,000,000 in each year thereafter, except that in the final year the exploration expenditures shall be a minimum of $925,000; and (v) pay to the Company $300,000 in connection with a Versatile Time-domain Electromagnetic (“VTEM”), Magnetic and Radiometric survey to be flown over the Concessions by the Company, which payment shall be credited toward the $500,000 in exploration expenditures referred to above in subparagraph (iv). In 2013, the Company agreed to extend the term to complete exploration spending by a further two years.

Upon Buccaneer having exercised the option and earned the 55% Interest, the Company shall execute and deliver to Buccaneer transfer documentation including a definitive binding option agreement and a deed of transfer (the “Transfer Documents”) which shall be effective to transfer and convey the 55% Interest. The Transfer Documents will require approval from the Minister of Lands, Forestry and Mines.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

6.	MINERAL PROPERTIES (cont’d…)

The status of each Buccaneer commitment to the Company in the 2011 LOI is as follows:

Item	Description	Status
(i)	Due diligence completed	Completed
	TSX accepts LOI	Completed
(ii)	Pay $100,000 to the Company	Received by the Company
	Pay a further $325,000 to the Company	Received by the Company
(iii)	Issue 1,000,000 Buccaneer shares to the Company	Received by the Company
(iv)	Spend $4,425,000 on the properties over 5 years	In Progress
(v)	Pay $300,000 to the Company for a VTEM survey	Received by the Company

The 1,000,000 Buccaneer shares received were valued at $411,440 at the date of issuance.

Option agreement on Edum Banso Project

In October 2005, XG Exploration entered into an option agreement (the “Option Agreement”) with Adom Mining Limited (“Adom”) to acquire 100% of Adom’s right, title and interest in and to a prospecting license on the Edum Banso concession (the “Edum Banso Project”) located in Ghana. Adom further granted XG Exploration the right to explore, develop, mine and sell mineral products from this concession. The prospecting license has been renewed for a two year period expiring on July 21, 2013.

The consideration paid for the Option Agreement was $15,000 with additional payments of $5,000 to be paid on the anniversary date of the Option Agreement in each year during the term which term has been extended to November 11, 2013. Further net smelter royalty payments, based on proven and probable reserves and gold production, were also payable to Adom.

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

During the year ended December 31, 2012, DCGD paid a final option payment of $135,000 to the Company in return for all rights and obligations related to the Edum Banso Project.

Mining lease and prospecting license commitments

The Company is committed to expend, from time to time fees payable (a) to the Minerals Commission for: (i) an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence); (ii) a grant of a mining lease (currently $100,000); (iii) an extension of a mining lease (currently $100,000); (iv) annual operating permits; and (v) the conversion of a reconnaissance license to a prospecting license (currently $20,000); (b) to the Environmental Protection Agency (“EPA”) (of Ghana) for: (i) processing and certificate fees with respect to EPA permits; (ii) the issuance of permits before the commencement of any work at a particular concession; or (iii) the posting of a bond in connection with any mining operations undertaken by the Company; (c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed; and (d) an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the areas covered by the Company’s mining leases and future reconnaissance and prospecting licenses and such other financial commitments arising out of any approved exploration programs in connection therewith.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

7.	ASSET RETIREMENT OBLIGATION

	December 31, 2013	December 31, 2012

Balance, beginning of year	$187,395	$171,395
Change in obligation	—	—
Accretion expense	16,000	16,000
Balance, end of year	$203,395	$187,395

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $220,000 (2012 - $220,000). The obligation was calculated using a credit- adjusted risk free discount rate of 10% and an inflation rate of 2%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$221,322 which has been recorded in restricted cash.

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

During the year ended December 31, 2012, a total of 68,300 common shares were re-purchased for $54,831 and cancelled.

During the year ended December 31, 2013, a total of 276,000 common shares were re-purchased for $110,546 and cancelled.

Issuance of shares for services

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

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

8.	CAPITAL STOCK (cont’d...)

Private placements

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

In December 2009, the Company issued 706,000 units at $1.00 per unit for gross proceeds of $706,000. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.50 expiring eighteen months from the date of issue. The Company also issued finder’s warrants enabling the holders to acquire up to 50,600 common shares at the same terms as the unit warrants. The fair value of finder’s warrants was $20,098 calculated using the Black-Scholes valuation method. The assumptions used were 1.5 years of expected life, risk free interest rate of 2.05%, volatility of 109% and a dividend rate of 0%

In August 2009, the Company issued 376,875 units at $0.80 per unit for gross proceeds of $301,500. Each unit consisted of one common share and one half of one share purchase warrant. One whole warrant enables the holder to acquire an additional common share at a price of $1.00 expiring two year from the date of issue.

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

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

8.	CAPITAL STOCK (cont’d...)

Private placements (cont’d…)

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

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

8.	CAPITAL STOCK (cont’d...) Stock options (cont’d…)

At December 31, 2013, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

100,000	$1.85	July 1, 2014
324,000	$0.70	May 1, 2016
270,000	$0.75	March 5, 2017
162,000	$0.75	March 12, 2017
108,000	$1.00	January 25, 2020
216,000	$1.00	February 1, 2020
228,000	$1.00	June 1, 2020
90,000	$1.15	July 1, 2020
56,000	$1.98	February 15, 2021
145,000	$1.95	March 1, 2021
108,000	$1.85	June 10, 2021
682,000	CDN$0.85	December 31, 2022

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2013		December 31, 2012
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of year	2,639,000	$1.02	2,067,000	$1.07
Granted	—	—	682,000	0.85
Exercised	—	—	(110,000)	1.00
Cancelled/Expired	(150,000)	0.82	—	—

Outstanding, end of year	2,489,000	$1.03	2,639,000	$1.02

Exercisable, end of year	2,462,000	$1.02	2,552,000	$1.00

The aggregate intrinsic value for options vested as of December 31, 2013 is approximately $nil (December 31, 2012 - $526,609) and for total options outstanding is approximately $nil (December 31, 2012 - $604,429).

The fair value of stock options granted, vested, and modified during the period ended December 31, 2013 totaled $58,055 (December 31, 2012 - $1,041,591) which has been included in general and administrative expense.

Of the total stock-based compensation recorded $nil (December 31, 2012 - $418,317) related to the modification of existing stock options. Certain option maturity terms were extended during the 2012 year to ten years from the original issuance of the options.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

8.	CAPITAL STOCK (cont’d...)

Stock options (cont’d…)

The following assumptions were used for the Black-Scholes valuation of stock options granted or extended during the periods ended December 31, 2013 and December 31, 2012:

	2013	2012

Risk-free interest rate	—	1.75%
Expected life	—	7.5 years
Annualized volatility	—	83.64%
Dividend rate	—	—

The weighted average fair value of options granted was $nil (2012 - $0.73) .

Warrants

At December 31, 2013, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

964,500	CAD$1.00	December 21, 2014

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2013		2012

Balance, beginning of year	964,500	CAD$ 1.00	566,482	CAD$ 1.33
Issued	—		964,500	CAD 1.00
Exercised	—		—
Expired	—		(566,482)	CAD 1.33
Balance, end of year	964,500	CAD$ 1.00	964,500	CAD$ 1.00

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. The common share purchase warrants described above are denominated in CAD dollars and the Company’s functional currency is the US dollar. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability at December 31, 2013 to be $992. The fair value of the warrants has been estimated at December 31, 2013 using the Black-Scholes Options Pricing Model, using a volatility of 30%, risk-free interest rate of 0.102%, expected life of 6 months, and a dividend yield of Nil.

The value at issuance was determined to be $275,735 based upon a Black-Scholes Options Pricing Model calculation. The fair value of the warrants has been initially estimated at December 21, 2012 using the Black-Scholes Options Pricing Model, using a volatility of 95%, risk free interest rate of 1.25%, expected life of 18 months, and a dividend yield of Nil. The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. At December 31, 2013, the fair value of the warrant liability was valued at $992 (December 31, 2012 - $339,589) and the fair value adjustment was recognized in the consolidated statement of operations.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

9.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013 and December 31, 2012, the Company entered into the following transactions with related parties:

	December 31, 2013		December 31, 2012

Consulting fees paid or accrued to officers or their companies	$458,976		$371,340
Directors’ fees	18,535		34,002

Stock option grants to officers and directors	—		682,000
Stock option grant price range	$—	$	CAD$0.85

Of the total consulting fees noted above, $225,365 was paid by the Company to a private company of which a related party is a shareholder and director and received $112,683 of this amount.

An amount of $nil was due from a company with a director in common (December 31, 2012 - $nil). An amount of $67,365 was accrued to a related party (December 31, 2012 - $nil).

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Cumulative amounts
	from the beginning of
	the exploration stage
	on January 1, 2003 to
	December 31, 2013	December 31, 2013	December 31, 2012

Cash paid during the period for:
Interest	$203,685	$11,053	$5,270
Income taxes	$—	$—	$—

There were no significant non-cash transactions during the year ended December 31, 2013, nor during the year ended December 31, 2012.

11.	DEFERRED INCOME TAXES

Income tax benefits attributable to losses from United States of America operations was $Nil for the years ended December 31, 2011 and 2010, and differed from the amounts computed by applying the United States of America federal income tax rate of 34% to pretax losses from operations as a result of the following:

	2013	2012

Loss for the year	$(750,942)	$(7,631,636)

Computed “expected” tax (benefit) expense	$(255,000)	$(2,671,073)
Non deductible (taxable) items	(83,000)	425,576
Lower effective income tax rate on loss of foreign subsidiaries	59,000	466,378
Valuation allowance	279,000	1,779,119

Net expected tax (benefit) expense	$—	$—

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

11.	DEFERRED INCOME TAXES (cont’d...)

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below:

	2013	2012

Deferred tax assets (liabilities):
Trading securities	$108,000	$177,064
Equipment	258,000	—
Net operating loss carryforwards - US	2,690,000	1,988,971
Net operating loss carryforwards - Ghana	2,392,000	2,402,345

Valuation allowance	(5,448,000)	(4,568,380)

Total deferred tax assets	$—	$—

The valuation allowance for deferred tax assets as of December 31, 2013 and 2012 was $(5,448,000) and $(4,568,380) respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in assessing the realizability of deferred tax assets. In order to fully realize the deferred tax asset attributable to net operating loss carryforwards, the Company will need to generate future taxable income of approximately $17,479,000 prior to the expiration of the net operating loss carryforwards. Of the $17,479,000 of operating loss carryforwards, $7,911,000 is attributable to the US, and expires between 2014 and 2033, and the balance of $9,568,000 is attributable to Ghana and expires between 2014 and 2018.

12.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	December 31, 2013	December 31, 2012

Cash and restricted cash:
Canada	$1,163,651	$2,152,984
Ghana	362,952	376,893
Total cash and restricted cash	1,526,603	2,529,877
Capital assets
Canada	—	—
Ghana	1,678,235	1,922,894
Total capital assets	1,678,235	1,922,894
Total	$3,204,838	$4,452,771

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2013

13.	CONTINGENCY AND COMMITMENTS

a)

The Company leases 881 square feet for its corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario. The lease has a 60 month term commencing November 1, 2012, at approximately CAD$3,667 (US$3,448) per month.

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

c)

There was a theft of cash totaling $130,000 during the year ended December 31, 2013 as a result of the Company’s email accounts being compromised. The Company has included these amounts as a loss in the statement of operations. The Company is actively pursuing the return of these funds by working with the appropriate authorities. Since the outcome of any recovery is currently not reasonably measurable, the Company has expensed these amounts. In the event that resolution of the dispute results in a recovery, the Company will recognize the recovery in the period that the final determination of the amount is made.

d)

Subject to shareholder approval at the Annual and Special Meeting, the Company intends to re-price certain stock options to CAD$0.50 per share. A non-cash expense in 2014 will result from this re-pricing.

14.	SUBSEQUENT EVENT NOTE

Subsequent to December 31, 2013, an aggregate of 75,400 common shares were re-purchased for US$28,885 (CAD$30,230) and cancelled.