Form 20-F/A
period 2013-12-31
XTRA-GOLD RESOURCES CORP
filed 2014-08-11
CIK 1288770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

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

[   ] Item 17      [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes      [X] No

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	106
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	106

	PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	106
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	106
ITEM 15	CONTROLS AND PROCEDURES	106
A.	Disclosure Controls and Procedures	106
B.	Management’s Annual Report on Internal Control over Financial Reporting	107
C.	Attestation Report on of the Registered Public Accounting Firm	107
D.	Changes in Internal Control over Financial Reporting	107
ITEM 16	[RESERVED]	107
A.	Audit Committee Financial Expert	107
B.	Code of Ethics	108
C.	Principal Accountant Fees and Services	108
D.	Exemptions from the Listing Standards for Audit Committees	109
E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	109
F.	Change in Registrant’s Certifying Accountant	110
G.	Corporate Governance	110
H.	Mine Safety Disclosure	112

	PART III

ITEM 17	FINANCIAL STATEMENTS	112
ITEM 18	FINANCIAL STATEMENTS	112
ITEM 19	EXHIBITS	113
SIGNATURES		114

EXPLANATORY NOTE

This Form 20-F/A is being filed by Xtra-Gold Resources Corp. (the “Company”) as Amendment No.1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on March 31, 2014 (“Fiscal 2013 20-F”). This Form 20-F/A has been amended as follows:

  as only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5)(3) of Industry Guide 7, we have removed the cautionary note to United States investors and all estimates of mineral resources;

  as a company whose incorporation has been continued in the British Virgin Islands, our disclosure in filings with the United States Securities and Exchange Commission should be in accordance to Industry Guide 7, and we have deleted all references to Canadian National Instrument 43-101;

  our disclosure controls and procedures have been amended to disclose management’s revised conclusion on the effectiveness of our disclosure controls and procedures as of our fiscal year ended December 31, 2013;

  the date of our disclosure on our assessment and conclusion on the effectiveness of our internal control over financial reporting has been amended to be as of December 31, 2013 to correct the typographical error which previously disclosed financial reporting as of December 31, 2012;

  the date of our disclosure has been amended to disclose that there were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting to correct the typographical error which previously disclosed any changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2012;

  to include comparative audited financial statements for the fiscal year ended December 31, 2011 so that our audited financial statements and the notes related thereto in our Form 20-F annual report covers the latest three fiscal years for the years ended December 31, 2013, December 31, 2012 and December 31, 2011;

  to expanded the Operating and Financial Review and Prospects section to include the discussions of our financial condition, changes in financial condition and results of operations for the fiscal year ended December 31, 2011 so that this section of our Form 20-F annual report cover the latest three fiscal years for the years ended December 31, 2013, December 31, 2012 and December 31, 2011; and

  this Amendment No. 1 to the Form 20-F for the year ended December 31, 2013 also contains currently dated certifications as Exhibits 12.1, 12.2, 13.1 and 13.2. No attempt has been made in this Amendment No. 1 to the Form 20-F for the year ended December 31, 2013 to modify or update the other disclosures presented in the report as previously filed and amended, except as set forth herein. This Amendment No. 1 on Form 20-F does not reflect events occurring after the filing of the original report, or modify or update those disclosures that may be affected by subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with our other filings with the SEC.

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

Our company’s projects are all in the exploration stage. Mineral exploration involves a high degree of risk and few properties which are explored are developed into producing mines. The exploration efforts of our company on our projects may not result in the discovery of commercial bodies of mineralization which would require our company to discontinue that project. Substantial expenditures are required to determine if a project has economically mineable mineralized material. It could take several years to establish proven and probable mineral reserves. Due to these uncertainties, there can be no assurance that current and future exploration programs will result in the discovery of mineral reserves.

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

B.                     Business Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing data, grid establishment, geological mapping, geophysical surveying, trenching and pitting to test the areas of anomalous soil samples and reverse circulation (RC) and/or diamond drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

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

Technical Information

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
Xtra-Gold Resources Corp.
XTRA-GOLD MINING CONCESSIONS IN THE KIBI GOLD BELT

Xtra-Gold Mining Concessions Located in the Kibi Gold Belt

Xtra-Gold Mining Leases Located in the Kibi Gold Belt

Overview of Projects

All of our mineral exploration projects are currently at an early stage of evaluation. As at the date of this annual report no mineralized material or mineral reserve estimates have been made at any of our projects.

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

•

The grading analysis on the G478923 gold ore sample indicated a very high upgrading of gold in the µ106µm size fraction (~69%). This indicates that the gold is either large gold grains or locked in large gold-bearing particles. From the liberation and mineral association characteristics determined by QEMSCAN, on the gravity concentrate, the gold was found to be ~63% liberated and ~25% was associated with pyrite. This indicates that the gold is either large, liberated gold grains or locked in large gold-bearing pyrite particles.

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

•

The grading analysis on the composite gold ore sample indicated a very high upgrading of gold in the µ106µm size fraction (~74%). This indicates that the gold is either large gold grains or locked in large gold-bearing particles. From the liberation and mineral association characteristics determined by QEMSCAN analysis of the gravity tailings, it was found that the gold grains were moderately liberated (~76%) and that ~10% was occurring in silicates and ~14% in oxides. This indicates that the gold is either large, liberated gold grains or locked in large gold-bearing silicate/oxide particles.

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

•	The controls on gold mineralization at the South zone and other zones are not well understood and require further oriented core drilling followed by structural geology investigations.

SRK Consulting (Canada) Inc. Recommendations

Big Bend Zone

•	complete infill drilling at the Big Bend zone to confirm gold grade continuity;

•	conduct detailed petrography studies to identify compositional variations in the quartz diorite and verify their potential control on the distribution of gold mineralization;

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

The Apapam concession contains two small scale mining licenses, comprising approximately 0.1012 square kilometers (10.12 hectares) located within the northwest portion of the concession which were granted to third parties before our company’s application for the Apapam concession. None of the in situ, lode gold mineralization occurrences, described in the October 31, 2012 independent technical report prepared by SEMS Exploration Services Ltd. are located within and/or proximal to these third party small scale mining licenses, and there is no current knowledge of any lode gold occurrences being present on these parcels. No information is available on past and/or current alluvial gold mining activity on these small scale mining licenses.

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

At the time, a mechanized trenching program targeting the 3.5 kilometer long geophysical/geochemical trend and an extensive soil sampling program (75 line-kilometers) covering the possible southwest extension of the Kibi Old Mine structure within the central portion of the Apapam concession was scheduled for initiation in mid May, 2011. See the technical report entitled “Kibi Project, Eastern Region, Ghana” dated July 12, 2010 on our website at www.xtragold.com for further details regarding the aforementioned geophysical/geochemical target, the Kibi Old Mine prospect, and the geology and geomorphology of the Kibi Gold Belt placer gold deposits.

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

See the technical report entitled “Kibi Project, Eastern Region, Ghana” dated July 12, 2010 on our website at www.xtragold.com for further details regarding the aforementioned Kibi Old Mine historical prospect and the high priority geophysical/geochemical target.

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

•	New typical Kibi-type granitoid hosted vein system (i.e. Road Cut zone) discovered in diorite body located 60 meters due south of the Central granitoid’s Big Bend zone; and

•	Second diamond drill rig contracted to accelerate delineation/infill drilling of the Big Bend zone and East Dyke – North zone.

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

One drill rig will be dedicated to the further delineation/infill drilling of the Big Bend zone and East Dyke – North zone. The second drill rig will focus on the further testing/delineation of other prominent Zone 2 gold systems including the South Ridge and Mushroom zones, the scout drilling of Zone 3 and Zone 4 trench showings and gold-in-soil anomalies, and the testing of priority geophysical targets yielded by the airborne VTEM, magnetic, and radiometric survey completed earlier in the fiscal year.

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

2012 Diamond Drill Program

In connection with our 2012 drill program or our Kibi gold project, we have received the assay results noted hereunder.

Initial Results of 2012 Drill Program

Highlights of the drill results reported from the initial 2012 drilling include:

•	25 meters grading 1.96 g/t gold, including 2.79 g/t gold over 9 meters, in KBDD12189 from 195 meters down- hole (Big Bend zone); and

•	23 meters grading 1.50 g/t gold, including 2.80 g/t gold over 6 meters, in KBDD12187 from 331 meters down- hole (Big Bend zone).

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

These gold-in-soil anomalies exhibit spatial relationships with areas of structural complexity identified by an aeromagnetic (µ/- VTEM, Radiometric) - based regional structure study conducted by SRK Consulting (Canada) Inc. in 2011 on behalf of Xtra-Gold; particularly with intersections between major D2-D5 fault corridors and major, late, E-W trending D6 faults. A scout trenching and deep hand auger (5 meters) sampling program designed to test the subsurface geochemical signature and geological setting of the Akwadum South and Akim Apapam gold-in-soil anomalies is scheduled for initiation on or around April 27, 2012.

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

The broad resistivity anomaly to which the Zone 5 Gold Corridor is spatially associated appears to form part of a series of NE-trending (055o – 065o) high resistivity trends abutting against and/or bending into a NNE-trending (030o) regional fault characterized by a high chargeability / high conductivity signature; and cross-cut by the regional NNE structural fabric. Geological mapping observations appear to indicate that these high resistivity trends correspond to broad zones of strong iron carbonate (µ/- silica) alteration.

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

The gold-bearing iron formation floats exhibit a spatial association with a series of coincident high chargeability (IP) / weak – moderate resistivity anomalies and patchy to intermittent anomalous gold-in-soil values in the 50 to 225 ppb range. The mineralized hematite (µ/- goethite) iron formation material is characterized by strong patchy to pervasive silica alteration, pyritization, and quartz stockworks. The iron formation float which returned 2.18 g/t gold exhibits a spatial relationship with an apparent dilational jog developed at a left-stepping bend along the geophysically inferred structure.

In December 2013, we announced the final interpretation of the results for the Zone 5 Gold Corridor IP Survey on our Kibi project. Highlights of the IP survey results reported include:

•

bulk of gold mineralization identified to date along Zone 5 Gold Corridor exhibits strong spatial association with prominent, NE to ENE-trending, resistivity trends (i.e. #R2, #R1) appearing to reflect broad zones of strong iron carbonate (µ/- silica) alteration;

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

Zone 5 – Gold Mineralization Setting

Geological mapping and geophysical interpretation indicates that the bulk of the gold mineralization identified to date along the Zone 5 Gold Corridor exhibits a strong spatial association with two prominent, NE to ENE-trending, very strong to moderate resistivity trends (i.e. #R2, #R1) appearing to reflect broad zones of strong iron carbonate (µ/- silica) alteration.

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

Mineral Reserves

No mineral reserves have been identified on our Kibi project.

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

Historical Work

There has been very little exploration for lode source gold deposits at our Kwabeng and Pameng projects; however, there has been detailed exploration for placer gold deposits. Prior to the recovery of placer gold from our Kwabeng project during 2007 and 2008 and our Kibi and Pameng projects during 2010 and 2011, these projects contained approximately 12,583,000 bank cubic meters of auriferous gravels. As at the date of this annual report, historical work indicates that there are approximately 5,536,520 bank cubic meters of mineralized material remaining on our Kibi, Kwabeng and Pameng projects at an average grade of 0.568 grams of gold/bank cubic meters. In addition to the mineralized material, there is potential to define reserves with further exploration.

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

Mineral Reserves

No mineral reserves have been identified on our Kwabeng project.

Kwabeng Mining Lease

The Kwabeng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Kwabeng mining lease covers a lease area of 44.76 square kilometers and has a 30 year term expiring on July 26, 2019. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials). See “Kibi Project – Apapam Mining Lease” for identical mining lease terms for the Kwabeng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual rental fees payable in the amount of approximately $19 (GH¢32.80) ..

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

Mineral Reserves

No mineral reserves have been identified on our Pameng project.

Pameng Mining Lease

The Pameng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Pameng mining lease covers a lease area of 40.51 square kilometers and has a 30 year term expiring on July 26, 2019. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials). See “Kibi Project – Apapam Mining Lease” for identical mining lease terms for the Pameng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual rental fees payable in the amount of approximately $19 (GH¢32.80) ..

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

Mineral Reserves

No mineral reserves have been identified on our Banso project.

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

Mineral Reserves

No mineral reserves have been identified on our Muoso project.

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

Item 5                    Operating and Financial Review and Prospects

A.                           Operating Results

Our company’s loss for the year ended December 31, 2013 was $750,942 as compared to a loss of $7,631,636 for the year ended December 31, 2012, a decrease of $6,880,694 and a loss of $5,794,927 for the year ended December 31, 2011, an increased loss of $1,836,709 compared to the year ended December 31, 2012. Our company’s basic and diluted loss per share for the year ended December 31, 2013 was $0.02 compared to net loss of $0.16 per share for the year ended December 31, 2012 and a net loss of $0.12 for the year ended December 31, 2011. The weighted average number of shares outstanding was 46,481,748 for the year ended December 31, 2013 compared to 44,698,113 for the year ended December 31, 2012 and 43,815,678 for the year ended December 31, 2011. The increase in the weighted average number of shares outstanding can be mostly attributed to the issue of 1,929,000 shares late in 2012 which affected 2013 more significantly than 2012. The increase in the weighted average number of shares outstanding in 2012 can be mostly attributed to the conversion of warrants throughout 2011.

We incurred expenses of $1,698,704 in the year ended December 31, 2013 as compared to $7,062,936 in the year ended December 31, 2012, a decrease of $5,364,232 and $7,713,627 in the year ended December 31, 2011, a decrease of $650,691 compared to the year ended December 31, 2012. The decrease in expenses in the year ended December 31, 2013 can be primarily attributed to a decrease of $3,921,670 in exploration costs to $985,107 (2012 - $4,906,777) and in the year ended December 31, 2012, a decrease of $1,558,860 in exploration costs to $4,906,777 (2011 - $6,464,637) resulting from less drilling and other exploration activities conducted at our Kibi project. We expense all exploration costs. General and administrative expenses of $468,938 decreased in 2013 mostly resulting from non-cash stock based compensation expenses compared to $1,986,604 in 2012 mostly resulting from non-cash stock based compensation expenses, partly offsetting the decrease in exploration costs compared to $1,278,577 in 2011 which can be primarily attributed to the legal, regulatory and marketing costs associated with the TSX listing of our company’s shares. Stock-based compensation, a non-cash component of G&A, was $361,239 in 2011, representing the expense with respect to stock options vested during the period.

Exploration spending in 2013 reflected the general slowdown in the junior market compared to spending in 2012. Exploration efforts for the 2013 year focused on surface work designed to advance the Zone 5 target on our Kibi project to the drilling stage and to identify and/or further advance grassroots targets on our Kwabeng project. We conducted outcrop stripping and geological mapping / channel sampling on Zone 5 of our Kibi project including 428 bedrock saw-cut channel samples collected from the Main Shear – L7600N Gold Shoot exposure totalling 250 meters and 458 bedrock saw-cut channel samples totalling 300 meters collected from the remaining 6 shear zones. An additional 825 saprolite trench channel samples totalling 957 meters were also collected to further delineate the Zone 5 gold corridor. A total of 199 rock composite chip samples, 511 soil geochemical samples, 42 saprolite trench channel samples, and 19 stripped outcrop saw-cut channel samples were collected from grassroots prospecting efforts on our Kwabeng project. Exploration activity in 2012 included drilling of 12,984 meters and trenching of 3,350 meters, while 11,683 drill assays and 3,317 trenching assays were received from the lab. Exploration work was focused primarily on our Kibi Project in the year ended December 31, 2011. Exploration spending in 2011 reflected the funds available from our IPO completed in November 2010. Exploration results from the 2011 year included drilling of 21,877 meters, and 18,853 drill assays received from the lab.

During the first quarter of 2012, we received a final option payment of $135,000 from Discovery Gold Corporation (formerly Norman Cay Development, Inc.) for our Edum Banso project, completing the requirements for the transfer of our interest in this project. Option payments of $315,000 received in 2011 relate to payments by Discovery Gold Corporation and Buccaneer Gold Corp.

General and administrative expenses were $468,938 for the year ended December 31, 2013, compared to $1,986,604 for the year ended December 31, 2012 and $1,278,577 for the year ended December 31, 2011. The variations can be primarily attributed to stockbased compensation expense changes in each year. The non-cash component of general and administrative expenses was $58,055 in 2013 (2012 - $1,041,591; 2011 - $361,239). There were no option grants in 2013. During 2012, there was one grant and the term of the existing options were extended. During 2011, an aggregate of 409,000 options were granted. The legal costs associated with the continuation of our company to the British Virgin Islands in 2012 also represented a significant decrease in the 2013 general and administrative expenses compared to 2012 and 2011. Other general and administrative costs included consulting fees, regulatory fees, auditor and regulatory filing fees, travel and promotional expenses. Amortization for the year ended December 31, 2013 was $244,659 as compared to $304,555 for the year ended December 31, 2012, a decrease of $59,896 and $284,413 for the year ended December 31, 2011. The decrease in amortization in 2013 compared to 2012 resulted as no equipment was purchased in 2013. The increase in amortization of $20,142 in 2012 compared to 2011 resulted as equipment purchased in 2011 was amortized over a full year in 2012.

We reported a gain related to other items in the Statement of Operations and Comprehensive Loss of $947,762 for the year ended December 31, 2013 compared to a loss of $568,700 for the year ended December 31, 2012 and a gain of $1,918,700 for the year ended December 31, 2011. The gain in 2013 can be primarily attributed to recovery of gold of $1,015,203 compared to $70,556 in the year ended December 31, 2012 as gold recovery operations were restarted in 2013. Also, the liability of approximately $340,000 related to the embedded derivative in the warrants issued with the sale of units in December 2012 mostly reversed in 2013 due to decreased share prices. The gain in 2011 can be primarily attributed to the sale of gold of $1,316,330 from our share of the placer gold operations contracted to local Ghanaian groups which pay a portion of their gold receipts to us for the right to work on our projects.

During the year ended December 31, 2013, our company had a foreign exchange loss of $93,155 compared to a gain of $21,684 in the year ended December 31, 2012 and a gain of $16,028 in the year ended December 31, 2011 which can be attributed to a stronger U.S. dollar in 2012 and 2011.

Our company’s portfolio of marketable securities had an unrealized loss of $193,612 in the year ended December 31, 2013 compared to an unrealized loss of $805,953 in the year ended December 31, 2012 and an unrealized gain of $212,073 in the year ended December 31, 2011. Most of the 2013 unrealized loss resulted from holding shares received from companies which optioned certain of our properties. Our company recognized a $21,440 realized gain on sale of securities in the year ended December 31, 2013 compared to a realized gain of $379,363 from the sale of securities in the year ended December 31, 2012 and a realized gain of $60,317 from the sale of securities in the year ended December 31, 2011. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which was related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $342 (2012 - $110,424; 2011 - $53,894) mostly relates to dividends on investment portfolio assets during the years ended December 31, 2013 and 2012 and interest earned during the year ended December 31, 2011. Our company recognized a loss of $130,000 in 2013 due to a theft as a result of our company’s email accounts being compromised. Efforts are underway to recover the balance. If efforts are successful any balances recovered will be recognized as a gain in the period of recovery.

During the year ended December 31, 2013, we sold 1,706 ounces of gold for net proceeds of $1,015,203 (2012 - $70,556). There were no placer gold recovery efforts conducted in 2012, with revenue recognized on 2012 shipments of gold recovered in 2011. During the year ended December 31, 2011, we received 1,375 ounces of gold from our share of the placer gold operations. These placer gold operations were contracted to local Ghanaian groups which pay a portion of their gold receipts to us for the right to work on our projects. Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During 2011, a non-core asset was sold and a gain on disposal of $260,058 was recognized.

A warrant recovery of $338,597 was recognized in 2012 (2012 – expense $339,589; 2011 - $nil). Canadian dollar denominated warrants were issued with the December 2012 financing. These warrants were deemed to be embedded derivatives since our company’s functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

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

Our shares of common stock, warrants and stock options outstanding as at March 28, 2014, December 31, 2013 and December 31, 2012 were as follows:

	March 28, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Common Shares	46,259,917	46,263,917	46,539,917	44,569,217
Warrants	964,500	964,500	964,500	566,482
Stock Options	2,489,000	2,489,000	2,639,000	2,067,000
Fully diluted	49,713,417	49,717,417	50,143,417	47,202,699

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

Our fiscal 2014 budget to carry out our plan of operations is approximately $1,400,000 comprised of $1,000,000 for exploration expenses in connection with our 2014 exploration program and planned drilling program on our Kibi gold project ($600,000), soil sampling and trenching on our Kwabeng, Pameng and Kibi projects ($400,000) and approximately $400,000 for general and administrative expenses (which excludes approximately $500,000 in non-cash stock-based compensation expense). We have budgeted $100,000 for share repurchases under our 2014 normal course issuer bid and $nil for capital expenditure in connection with our Ghana operations. These expenditures are subject to change if management decides to scale back or accelerate operations.

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

G.                           Safe Harbor

This annual report, including all exhibits hereto, contains forward-looking statements and forward-looking information. Forward-looking statements are with reference to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts. Words such as “anticipates”, “expects”, “intends”, “plans”, “forecasts”, “projects”, “budgets”, “believes”, “seeks”, “estimates”, “could”, “might”, “should”, and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. These statements include comments regarding the establishment and estimates of mineral reserves, production, production commencement dates, productions costs, cash operating costs per ounce, total cash costs per ounce, grade, processing capacity, potential mine life, feasibility studies, development costs, capital and operating expenditures, exploration, the closing of certain transactions including acquisitions and offerings. All statements, other than statements of historical facts, included in this annual report, our other filings with the SEC and Canadian securities commissions and in news releases and public statements made by our officers, directors or representatives of our company, that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements and forward-looking information.

The following, in addition to the factors described elsewhere in this annual report under “Risk Factors”, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	unexpected changes in business and economic conditions;

•	significant increases or decreases in gold prices;

•	changes in interest rates and currency exchange rates;

•	unanticipated grade changes;

•	changes in metallurgy;

•	access and availability of materials, equipment, supplies, labor and supervision, power and water;

•	determination of mineral reserves;

•	availability of drill rigs; changes in project parameters;

•	costs and timing of development of new mineral reserves; results of current and future exploration activities;

•	results of pending and future feasibility studies; joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	local and community impacts and issues;

•	timing of receipt of government approvals; accidents and labor disputes; environmental costs and risks; and

•	competitive factors, including competition for property acquisitions; and availability of capital at reasonable rates or at all.

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

Based on that evaluation, our management initially concluded that as of the end of the period covered by this annual report our disclosure controls and procedures were effective such that the information required to be disclosed in our Securities and Exchange Commission reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Subsequent to the initial filing of our 2013 annual report in March 2014, we received comments on such report from the staff of the SEC. In response to these comments, we have filed this amendment to the 2013 annual report. As a result, our management has subsequently determined that our disclosure controls and procedures were not effective as of December 31, 2013 as a result of our failure to present certain information in our 2013 annual report in conformity with the applicable rules and regulations of the SEC. Our management has adopted additional procedures to ensure future compliance with the disclosure requirements prescribed by the rules and regulations of the SEC. Accordingly, we believe that we have remediated the weaknesses in our disclosure controls and procedures which existed at December 31, 2013.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls. Based on this assessment, our management has concluded that as of December 31, 2013, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

D.                       Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

•		Audited Financial Statements for the Years Ended December 31, 2013, 2012 and 2011

	•	Report of Independent Registered Public Accounting Firm dated March 31, 2014
	•	Consolidated Balance Sheets as at December 31, 2013, 2012 and 2011
	•	Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2013, 2012 and 2011
	•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011
	•	Consolidated Statement of Stockholders’ Equity
	•	Notes to the Consolidated Financial Statements

Item 19             Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)

(1)	Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed April 3, 2013.
(2)	Filed as an exhibit to this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F/A for the year ended December 31, 2013 on its behalf.

XTRA-GOLD RESOURCES CORP.

/s/ Paul Zyla
By
Paul Zyla
President and Chief Executive Officer

Date:      August 11, 2014

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Xtra-Gold Resources Corp. and subsidiaries
(an Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Xtra-Gold Resources Corp. and subsidiaries (an Exploration Stage Company) (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years ended December 31, 2013, 2012 and 2011, and for the period from the beginning of the exploration stage on January 1, 2003 to December 31, 2013. Xtra-Gold Resources Corp. and subsidiaries’ management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xtra-Gold Resources Corp. and subsidiaries as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years ended December 31, 2013, 2012 and 2011, and for the period from the beginning of the exploration stage on January 1, 2003 to December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

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

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

August 11, 2014

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

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)

	Cumulative
	amounts from
	the beginning
	of the
	exploration
	stage on
	January 1,	Year	Year	Year
	2003 to	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2013	2012	2011

EXPENSES
Amortization	$1,134,057	$244,659	$304,555	$284,413
Exploration	27,394,864	985,107	4,906,777	6,465,637
General and administrative	10,064,552	468,938	1,986,604	1,278,577
Options receipts in excess of property value (Note 6)	(450,000)	—	(135,000)	(315,000)
Write-off of mineral property	26,000	—	—	—

LOSS BEFORE OTHER ITEMS	(38,169,473)	(1,698,704)	(7,062,936)	(7,713,627)

OTHER ITEMS
Foreign exchange gain (loss)	495,209	(93,155)	21,684	16,028
Interest expense	(258,174)	(11,053)	(5,185)	—
Realized gains on sales of trading securities	655,122	21,440	379,363	60,317
Net unrealized gain (loss) on trading securities	(952,355)	(193,612)	(805,953)	212,073
Other income	1,021,496	342	110,424	53,894
Recovery of gold	10,472,448	1,015,203	70,556	1,316,330
Gain on disposal of property	356,488	—	—	260,058
Write off of investment	(25,000)	—	—	—
Provision for contingency (Note 13)	(130,000)	(130,000)	—	—
Warrant gain (expense) (Note 8)	(992)	338,597	(339,589)	—

	11,634,242	947,762	(568,700)	1,918,700

Consolidated loss and comprehensive loss for the period	(26,535,231)	(750,942)	(7,631,636)	(5,794,927)

Net loss and comprehensive loss attributable to non-controlling interest	981,758	8,849	466,378	470,170

Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	$(25,553,473)	$(742,093)	$(7,165,258)	$(5,324,757)

Basic and diluted loss attributable to common shareholders per common share		$(0.02)	$(0.16)	$(0.12)

Basic and diluted weighted average number of common shares outstanding		46,481,748	44,698,113	43,815,678

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Cumulative
	amounts from
	the beginning
	of the
	exploration
	stage on
	January 1,	Year	Year	Year
	2003 to	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2013	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(26,535,231)	$(750,942)	$(7,631,636)	$(5,794,927)
Items not affecting cash:
Amortization	1,134,057	244,659	304,555	284,413
Amortization of deferred financing costs	46,202	—	—	—
Accretion of asset retirement obligation	72,262	16,000	16,000	16,000
Shares issued for services	202,365	—	—	—
Stock-based compensation	2,939,574	58,055	1,041,591	361,239
Warrant expense (gain)	992	(338,597)	339,589	—
Options receipts in excess of property value	(450,000)	—	(135,000)	(315,000)
Unrealized foreign exchange (gain) loss	(433,500)	11,316	(42,860)	63,965
Realized gain on sale of trading securities	(655,122)	(21,440)	(379,363)	(60,317)
Purchase of trading securities	(13,584,464)	(174,547)	(82,031)	(1,763,196)
Proceeds on sale of trading securities	14,237,230	110,463	1,969,511	240,559
Unrealized gain (loss) on trading securities	952,355	193,612	805,953	(212,073)
Gain on disposal of property	(356,488)	—	—	(260,058)
Write-off of mineral property	26,000	—	—	—
Expenses paid by stockholders	2,700	—	—	—
Write-off of investment	25,000	—	—	—

Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	(262,509)	(147,712)	221,337	(219,155)
Increase (decrease) in accounts payable and accrued liabilities	300,219	(93,595)	(341,353)	228,623
Increase in due to related party	50,000	—	—	—

Net cash used in operating activities	(22,288,358)	(892,728)	(3,913,707)	(7,429,927)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible debentures	900,000	—	—	—
Deferred financing costs	(46,202)	—	—	—
Repurchase of capital stock	(330,377)	(110,546)	(54,831)	—
Issuance of capital stock, net of financing costs	24,253,412	—	1,643,701	1,992,475

Net cash provided by (used in) financing activities	24,776,833	(110,546)	1,588,870	1,992,475

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Cumulative
	amounts from
	the beginning
	of the
	exploration
	stage on
	January 1,	Year	Year	Year
	2003 to	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2013	2012	2011

Continued

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	$(1,835,129)	$—	$—	$(946,956)
Deposit on equipment	(151,506	—	—	—
Restricted cash	(221,322)	(361)	—	(961)
Oil and gas property expenditures	(250,137)	—	—	—
Acquisition of cash on purchase of subsidiary	11,510	—	—	—
Acquisition of subsidiary	(25,000)	—	—	—
Option payments received	660,000	—	135,000	500,000
Proceeds on disposal of assets	628,390	—	—	288,000

Net cash provided by (used in) investing activities	(1,183,194)	(361)	135,000	(159,917)

Change in cash and cash equivalents during the period	1,305,281	(1,003,635)	(2,189,837)	(5,597,369)

Cash and cash equivalents, beginning of the period	—	2,308,916	4,498,753	10,096,122

Cash and cash equivalents, end of the period	$1,305,281	1,305,281	2,308,916	4,498,753

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
For the years ended December 31, 2013, 2012 and 2011

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
For the years ended December 31, 2013, 2012 and 2011

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

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2013, December 31, 2012 and December 31, 2011, cash and cash equivalents consisted of cash held at financial institutions.

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
For the years ended December 31, 2013, 2012 and 2011

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
For the years ended December 31, 2013, 2012 and 2011

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

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the year. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of December 31, 2013, there were 964,500 warrants (December 31, 2012 – 964,500; December 31, 2011 – 566,482) and 2,489,000 stock options (December 31, 2012 – 2,639,000; December 31, 2011 – 2,067,000) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

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
For the years ended December 31, 2013, 2012 and 2011

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

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of December 31, 2013. December 31, 2012 and December 31, 2011, the Company has exceeded the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The Company sells all gold recovered to one licensed export agent in Ghana. There is no contract in place and the Company is able to switch suppliers at its discretion.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
For the years ended December 31, 2013, 2012 and 2011

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Recent accounting pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

4.	INVESTMENTS IN TRADING SECURITIES

At December 31, 2013, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of December 31, 2013, the fair value of trading securities was $141,030 (December 31, 2012 – $260,434; December 31, 2011 - $2,531,644).

5.	EQUIPMENT

	December 31, 2013			December 31, 2012			December 31, 2011
		Accumulated	Net Book		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value	Cost	Amortization	Value
Furniture and equipment	$8,358	$8,358	$—	$8,358	$8,358	$—	$8,358	$6,549	$1,809
Computer equipment	20,274	20,274	—	20,274	20,274	—	20,274	18,666	1,608
Exploration equipment	1,464,478	785,431	679,047	1,464,478	601,528	862,950	1,464,478	379,843	1,084,635
Vehicles	333,989	192,223	141,766	333,989	131,467	202,522	333,989	52,014	281,975
	$1,827,099	$1,006,286	$820,813	$1,827,099	$761,627	$1,065,472	$1,827,099	$457,072	$1,370,027

6.	MINERAL PROPERTIES

	December 31, 2013	December 31, 2012	December 31, 2011

Acquisition costs	$1,607,729	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	131,133	131,133	131,133
Option payments received	(881,440)	(881,440)	(881,440)
Total	$857,422	$857,422	857,422

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
For the years ended December 31, 2013, 2012 and 2011

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
For the years ended December 31, 2013, 2012 and 2011

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

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
For the years ended December 31, 2013, 2012 and 2011

7.	ASSET RETIREMENT OBLIGATION

	December 31, 2013	December 31, 2012	December 31, 2011

Balance, beginning of year	$187,395	$171,395	$155,395
Change in obligation	—	—	—
Accretion expense	16,000	16,000	16,000
Balance, end of year	$203,395	$187,395	$171,395

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
For the years ended December 31, 2013, 2012 and 2011

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
For the years ended December 31, 2013, 2012 and 2011

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

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
For the years ended December 31, 2013, 2012 and 2011

8.	CAPITAL STOCK (cont’d...) Stock options (cont’d…)

At December 31, 2013, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

100,000	$1.85	July 1, 2014
324,000	$0.70	May 1, 2016
270,000	$0.75	March 5, 2017
162,000	$0.75	March 12, 2017
108,000	$1.00	January 25, 2020
216,000	$1.00	February 1, 2020
228,000	$1.00	June 1, 2020
90,000	$1.15	July 1, 2020
56,000	$1.98	February 15, 2021
145,000	$1.95	March 1, 2021
108,000	$1.85	June 10, 2021
682,000	CDN$0.85	December 31, 2022

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2013		December 31, 2012		December 31, 2011
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of year	2,639,000	$1.02	2,067,000	$1.07	1,788,000	$0.88
Granted	—	—	682,000	0.85	409,000	1.90
Exercised	—	—	(110,000)	1.00	—	—
Cancelled/Expired	(150,000)	0.82	—	—	(130,000)	1.05

Outstanding, end of year	2,489,000	$1.03	2,639,000	$1.02	2,067,000	$1.07

Exercisable, end of year	2,462,000	$1.02	2,552,000	$1.00	1,749,500	$0.99

The aggregate intrinsic value for options vested as of December 31, 2013 is approximately $nil (December 31, 2012 - $526,609; December 31, 2011 - $452,250) and for total options outstanding is approximately $nil (December 31, 2012 - $604,429; December 31, 2011 - $758,750).

The fair value of stock options granted, vested, and modified during the period ended December 31, 2013 totaled $58,055 (December 31, 2012 - $1,041,591; December 31, 2011 - $361,239) which has been included in general and administrative expense.

Of the total stock-based compensation recorded $nil (December 31, 2012 - $418,317; December 31, 2011 - $Nil) related to the modification of existing stock options. Certain option maturity terms were extended during the 2012 year to ten years from the original issuance of the options.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
For the years ended December 31, 2013, 2012 and 2011

8.	CAPITAL STOCK (cont’d...)

Stock options (cont’d…)

The following assumptions were used for the Black-Scholes valuation of stock options granted or extended during the periods ended December 31, 2013, December 31, 2012 and December 31, 2011:

	2013	2012	2011

Risk-free interest rate	—	1.75%	1.75%
Expected life	—	7.5 years	3 years
Annualized volatility	—	83.64%	95.34
Dividend rate	—	—	—

The weighted average fair value of options granted was $nil (2012 - $0.73; 2011 - $1.17) .

Warrants

At December 31, 2013, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

964,500	CAD$1.00	December 21, 2014

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2013		2012		2011

Balance, beginning of year	964,500	CAD$ 1.00	566,482	CAD$ 1.33	2,439,320	$1.29
Issued	—		964,500	CAD 1.00	—
Exercised	—		—		(1,608,038)	1.24
Expired	—		(566,482)		(264,800)	1.49
Balance, beginning of year	964,500	CAD$ 1.00	964,500	CAD$ 1.00	566,482	$1.33

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

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
For the years ended December 31, 2013, 2012 and 2011

9.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013, December 31, 2012 and December 31, 2011, the Company entered into the following transactions with related parties:

	December 31, 2013		December 31, 2012	December 31, 2011

Consulting fees paid or accrued to officers or their companies	$458,976		$371,340	$351,670
Directors’ fees	18,535		34,002	32,299

Stock option grants to officers and directors	—		682,000	223,000
Stock option grant price range	$—	$	CAD$0.85	$1.85 to 1.95

Of the total consulting fees noted above, $225,365 was paid by the Company to a private company of which a related party is a shareholder and director and received $112,683 of this amount.

An amount of $nil was due from a company with a director in common (December 31, 2012 - $nil). An amount of $67,365 was accrued to a related party (December 31, 2012 - $nil). During the year ended December 31, 2011, an amount of $213,972 was due from a company with common directors and/or officers.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Cumulative amounts
	from the beginning of
	the exploration stage
	on January 1, 2003 to
	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2011

Cash paid during the period for:
Interest	$203,685	$11,053	$5,270	$—
Income taxes	$—	$—	$—	$—

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

Income tax benefits attributable to losses from United States of America operations was $Nil for the years ended December 31, 2011 and 2010, and differed from the amounts computed by applying the United States of America federal income tax rate of 34% to pretax losses from operations as a result of the following:

	2013	2012	2011

Loss for the year	$(750,942)	$(7,631,636)	$(5,794,927)

Computed “expected” tax (benefit) expense	$(255,000)	$(2,671,073)	$(1,970,275)
Non deductible (taxable) items	(83,000)	425,576	4,088
Lower effective income tax rate on loss of foreign subsidiaries	59,000	466,378	399,000
Valuation allowance	279,000	1,779,119	1,567,187

Net expected tax (benefit) expense	$—	$—	$—

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
For the years ended December 31, 2013, 2012 and 2011

11.	DEFERRED INCOME TAXES (cont’d...)

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below:

	2013	2012	2011

Deferred tax assets (liabilities):
Trading securities	$108,000	$177,064	$(224,739)
Equipment	258,000	—	—
Net operating loss carryforwards - US	2,690,000	1,988,971	1,611,391
Net operating loss carryforwards - Ghana	2,392,000	2,402,34	1,229,724

Valuation allowance	(5,448,000)	(4,568,380)	(2,616,376)

Total deferred tax assets	$—	$—	—

The valuation allowance for deferred tax assets as of December 31, 2013. 2012 and 2011 was $(5,448,000), $(4,568,380) and $(2,616,376) respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

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

12.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	December 31, 2013	December 31, 2012	December 31, 2011

Cash and restricted cash:
Canada	$1,163,651	$2,152,984	$4,263,201
Ghana	362,952	376,893	456,513
Total cash and restricted cash	1,526,603	2,529,877	4,719,714
Capital assets
Canada	—	—	3,418
Ghana	1,678,235	1,922,894	2,224,031
Total capital assets	1,678,235	1,922,894	2,227,449
Total	$3,204,838	$4,452,771	$6,947,163

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
For the years ended December 31, 2013, 2012 and 2011

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