Form 20-F
period 2014-12-31
XTRA-GOLD RESOURCES CORP
filed 2015-03-31
CIK 1288770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Title of each class	Outstanding at December 31, 2014
Common shares	45,811,417

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [ X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ] Yes [ X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer: See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X]	International Financial Reporting as issued by the [ ]	Other [ ]
International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[ ] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [ X] No

TABLE OF CONTENTS

PART I

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

The following financial information has been extracted from our consolidated financial statements for the years indicated and is expressed in United States dollars. Our consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this annual report is not necessarily indicative of our future performance. The financial information should be read in conjunction with our consolidated financial statements and related notes included in this annual report and “Item 5. Operating and Financial Review and Prospects – A. Operating Results” and “B. Liquidity and Capital Resources” of this annual report.

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2014	2013	2012	2011	2010
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated loss and comprehensive loss for the year	(687,057)	(750,942)	(7,631,636)	(5,794,927)	(2,976,645)
Net loss and comprehensive loss attributable to non-controlling interest	6,842	8,849	466,378	470,170	(40,268)
Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	(693,899)	(742,093)	(7,165,258)	(5,324,757)	(3,016,913)
Basic and diluted loss attributable to common shareholders per common share	(0.02)	(0.02)	(0.16)	(0.12))	(0.09)
Total current assets	1,124,733	1,717,195	2,692,522	7,374,906	10,350,617
Total assets	2,713,212	3,616,752	4,836,377	9,823,316	13,019,905
Total current liabilities	327,193	311,904	404,507	745,860	517,236
Total liabilities	327,193	515,299	931,491	917,255	672,631
Working capital	797,540	1,405,291	1,948,426	6,629,046	9,833,381
Capital stock	45,811	46,264	46,540	44,569	42,961
Total shareholders’ equity	2,386,019	3,101,453	3,904,866	8,906,061	12,347,274
Total Xtra-Gold Resources Corp. shareholders’ equity	3,360,935	4,083,211	4,877,795	9,412,592	12,383,635
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic and diluted weighted average number of common shares outstanding	45,996,481	46,481,748	44,698,113	43,815,678	35,160,827

B.	Capitalization and Indebtedness

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

If our company does not obtain new financings, commencing from 2015, the amount of funds available to our company to pursue any further exploration activities at our projects will be reduced and our company’s plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project. Commencing from 2015, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects. Any impairment in our company’s ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company’s plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2015 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2015, our company may need to explore various financing alternatives to meet our projected costs and expenses. Our company cannot assure our shareholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all. Additionally, if the actual costs to execute our company’s business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company’s ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2014, our company had an accumulated deficit during the exploration stage of $26,247,372. It is anticipated that our company will continue to experience operating losses for fiscal 2015 and until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of approximately $26,247,372 as of December 31, 2014. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred. If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

All of our company’s exploration activities in Ghana are subject to regulation by governmental agencies under various environmental laws. To the extent our company conducts exploration activities or undertakes new exploration or future mining activities in other foreign countries, our company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays and may cause material changes or delays in our company’s intended activities. Our company cannot assure our shareholders that future changes in environmental regulations will not adversely affect our company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our company’s business, causing our company to reevaluate those activities at that time.

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

The undiscounted amount of cash flows, required over the estimated time of reclamation of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $96,395 (2013 - $220,000, 2012 - $220,000). The revised 2014 amount is expected to be settled within the current year to further development of the projects. The change in estimate was based on actual historical reclamation costs per acre of land and acres to be reclaimed. During the 2013 and 2012 years, obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 2%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$221,322 which has been recorded in restricted cash.

During the year ended December 31, 2014, our company received environmental permits for our Banso and Muoso projects. These permits are subject to environmental bonds of $385,000 and $327,000 being posted within the year ended December 31, 2015. Should the bonds not be posted, our company could lose the permits. Our company is currently negotiating the final balance of the environmental bonds to be posted.

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

Our company’s primary currency for operations is the United States dollar and, to a lesser extent, the “Cedi”, the Ghanaian currency. As at the date of this annual report, our company maintains most of its working capital in Canadian dollars. Our company converts its Canadian funds to foreign currencies as certain payment obligations become due. Accordingly, our company is subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies and these fluctuations, which are beyond our control, could materially affect our company’s financial position and results of operations. A significant portion of the operating costs of our projects are in Cedi. Our company obtains services and materials and supplies from providers in West Africa. The costs of goods and services could increase or decrease due to changes in the value of the Canadian dollar, the United States dollar, the Cedi or other currencies. Consequently, exploration and development of our projects could be more costly than anticipated.

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

While our company is not aware of the Government of Ghana having ever exercised such right of pre-emption, our company cannot assure our shareholders that the Government of Ghana would not seek to exercise one or more of these rights which, if exercised, could have an adverse affect on our company’s results of operations in future periods. If the Government of Ghana should exercise its right to either acquire the additional interest in XG Mining or its right to acquire the special share, any profit that might otherwise be reported from XG Mining’s operations would be proportionally reduced in the same percentage as the minority interest attributable to the Government of Ghana in that subsidiary would be increased. If the Government of Ghana should exercise its right to purchase all gold and other minerals produced by XG Mining, the price it would pay may be lower than the price our company could sell the gold or other minerals for in transactions with third parties and it could result in a reduction in any revenues our company might otherwise report from XG Mining’s operations.

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

There is currently only a limited trading market for our common shares. Our common shares trade on the OTC Bulletin Board under the symbol “XTGRF” which is a limited market in comparison to the NASDAQ Global Market, the NYSE MKT LLC and other national securities exchanges. Our securities are also listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “XTG”. The market for our securities on the TSX only commenced in November 2010 and, to date, trading has been limited. There is no assurance that the market for our common shares on the OTC Bulletin Board or the TSX will develop into active trading markets.

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

Development of our Business During 2014

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

Exploration activities on this project from January 1 to December 31, 2014, being the fiscal year for which this annual report is being filed, was limited to Zone 5 reconnaissance geology / prospecting with 144 rock composite chip samples collected and geological - geophysical modelling geared towards drill target selection.

With a view to conserving our company’s working capital, management decided to scale back the exploration planned for this project during the fiscal year.

See “Kibi Project – Prior Exploration by Xtra-Gold” for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2015, we plan to conduct:

•

an exploration program consisting of additional outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by the latest prospecting efforts and to further define the strike-extensions of the known gold-bearing shear zones;

• prospecting / reconnaissance geology of the additional prospective IP/Resistivity targets present along the 2.2 km long Zone 5 grid is also planned; and

• a drill program of approximately 2,000 to 3,000 meters at an estimated cost of $300,000 to $500,000.

Kwabeng Project. Our Kwabeng project is located on the Kwabeng concession. During the fiscal year for which this annual report is being filed, we conducted geological compilation, prospecting and reconnaissance geology to identify and/or further advance grassroots targets on this project. During the fiscal year, we announced:

• prospecting and sampling results for the Bomaa prospect (May 2014).

See “Kwabeng Project – 2014 Exploration Program” for the details and results of this exploration work. In connection with the two years preceding the fiscal year, we did not conduct any exploration activities at this project in 2012. See “Kwabeng Project – 2013 Exploration Program” for the details and results of the exploration work conducted in 2013.

As at the date of this annual report, during 2015, we plan to conduct an exploration program consisting of:

• ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

We commenced placer gold recovery operations at our Kwabeng project in late March 2013 and during the fiscal year, we recovered 1,159 ounces of placer gold and sold 1,159 ounces for net proceeds of $411,152. As at the date of this annual report, during 2015, we plan to continue placer gold recovery operations at this project.

Pameng Project. Our Pameng project is located on the Pameng concession. During the fiscal year for which this annual report is being filed, we conducted geological compilation, prospecting, reconnaissance geology and soil geochemical sampling, to identify and/or further advance grassroots targets on this project as follows:

•

soil geochemical sampling was completed on two grids with a total of approximately 80.5 line-km cross-lines established at 200 meter spacing and 2,853 soil samples collected at 25 meter station spacing. A total of 202 rock composite chip samples were collected as part of a prospecting program focusing on the ground proofing of geophysical and structural geology targets. With a view to conserving our company’s working capital, management decided to postpone the laboratory analyses of the soil and rock samples for the fiscal year.

In connection with the two years preceding the fiscal year, we did not conduct any exploration activities at this project. As of the date of this annual report, during 2015, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

As at the date of this annual report, for the fiscal year, we have estimated $180,000 for the cost to conduct the exploration programs noted above at our Kibi, Kwabeng and Pameng projects.

•

Banso Project. Our Banso project is located on the Banso concession. During the fiscal year, we did not conduct any exploration activities on this project. See “Banso Project – Exploration Activities by Buccaneer Gold Corp. in 2012 and 2013” for exploration activities conducted on this project during the two years preceding the fiscal year. As at the date of this annual report, we have not planned to conduct any exploration activities at this project during the next 12 months, however, we may consider doing so at a later date.

•

Muoso Project. Our Muoso project is located on the Muoso concession. During the fiscal year, we did not conduct any exploration activities on this project. See “Muoso Project - Exploration Activities by Buccaneer Gold Corp. in 2012 and 2013” for exploration activities conducted on this project during the two years preceding the fiscal year. As at the date of this annual report, we have not planned to conduct any exploration activities at this project during the next 12 months, however, we may consider doing so at a later date.

In connection with the Banso and Muoso projects, our company entered into an agreement in January 2011 with Buccaneer Gold Corp. (formerly Verbina Resources Inc.), a mineral resource company listed on the TSX Venture Exchange (the “TSXV”). This agreement set forth the terms and conditions for which Buccaneer Gold Corp. could acquire an undivided 55% interest in our company’s 90% interest in the minerals rights for these projects. As part of the criteria for Buccaneer Gold Corp. to earn the 55% interest, this company was required to incur $4.5 million in exploration expenditures over a five year period which commenced in February 2011. For clarity purposes, these expenditures can be incurred for exploration work conducted on either or both of these projects. In April 2013, Buccaneer Gold Corp. ceased all exploration activities at these projects to conserve capital due to market conditions. We granted Buccaneer Gold Corp. a two year extension to complete its obligation to incur the $4.5 million in exploration expenditures. As at the date of this annual report, we continue to support Buccaneer Gold Corp. and expect their exploration efforts at these projects will restart when the junior exploration market improves. In addition to the foregoing, Buccaneer Gold Corp. has also acquired a 55% interest in the alluvial rights relating to the Banso and Muoso projects by making a payment of $50,000 to our company.

As of the date of this annual report, we have:

•	received gross proceeds of $10,795,193 from our recovery of placer gold operations at our Kwabeng, Pameng and Kibi projects since we commenced these operations;

•	have achieved losses since inception;

•	have minimal operations, and

•	relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years.

C.	Organizational Structure

The following organization chart sets forth our significant subsidiaries.

D.	Property, Plants and Equipment

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

We currently conduct limited administrative activities from our corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario, M5H 2T7, Canada, where we have leased 881 square feet for a five year term commencing on November 1, 2012 and expiring on October 31, 2017, at approximately $3,161 (CAD$3,667) per month.

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
Asamama
Moseaso
Muoso
Akrofufu
Old Kwabeng Mine Prospect
Field Camp
Kwabeng
Boma
KWABENG CONCESSION
Awenase
Tumfa Old Mine
Tumfa
BANSO CONCESSION
Banso
Pameng
Akropong
PAMENG CONCESSION
KIBI GOLD DISCOVERY
Kibi Old Mine
KIBI
Asiakwa
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
Xtra-Gold
XTRA-GOLD MINING CONCESSIONS IN THE KIBI GOLD BELT

Xtra-Gold Mining Concessions Located in the Kibi Gold Belt

Xtra-Gold Mining Leases Located in the Kibi Gold Belt

Overview of Projects

All of our mineral exploration projects are currently at an early stage of evaluation. As at the date of this annual report, no mineralized material or mineral reserve estimates have been made at any of our projects.

Except for the following exploration activities which we have planned for 2015: at our Kibi project:

•

an exploration program consisting of additional outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by the latest prospecting efforts and to further define the strike-extensions of the known gold-bearing shear zones;

•	prospecting / reconnaissance geology of the additional prospective IP/Resistivity targets present along the 2.2 km long Zone 5 grid is also planned; and

•	a drill program of approximately 2,000 to 3,000 meters at an estimated cost of $300,000 to $500,000;

at our Kwabeng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

•	the continuation of placer gold recovery operations at this project; and

at our Pameng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets;

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

Recovery of Placer Gold

In July 2010, we entered into agreements with independent Ghanaian contract miners to recover placer gold and produce the mineralized material from our Kibi and Pameng projects and an agreement with Ravenclaw Mining Limited, a Swiss company (see footnote 8 following the compensation table under “Compensation – Directors and Senior Management Compensation Table”), to assist in overseeing the contract miners to limit our involvement in the placer gold recovery operations from July 2010 through December 2011 and enable our company to focus on lode gold exploration activities (see “Kibi Project – Recovery and Sale of Placer Gold” and “Pameng Project – Recovery and Sale of Placer Gold” for further details). There was no placer gold recovery operations carried out at these projects during 2012 through to the end of the fiscal year.

As of the date of this annual report, we have resumed placer gold recovery operations at our Kwabeng project and have engaged Ravenclaw Mining Limited to assist us (see “Kwabeng Project – Resumption of Placer Gold Recovery Operations at our Kwabeng Project” for further details). During 2010 through 2012, we did not conduct any placer gold recovery operations at our Kwabeng project. During 2013 and the fiscal year, we conducted placer gold recovery operations at our Kwabeng project (see “Kwabeng Project - Recovery and Sale of Placer Gold” for further details).

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

The Akim Apapam concession application for a reconnaissance license was made to provide a buffer area. The Akim Apapam concession was covered by a first pass (200 meters x 25 meters) soil geochemistry survey in 2011; with 2012 exploration efforts including a single trench (157 meters) and 27 hand auger holes (147 meters) targeting a gold-in-soil anomaly. The Apapam concession extension application was made to cover certain trench and drill gold intercepts. The applications for the Akim Apapam concession reconnaissance license and the Apapam concession extension were submitted by our company to the Minerals Commission of Ghana on January 15, 2008 and November 19, 2009 who has recently submitted the applications and related documentation to the Minister of Lands, Forestry and Mines. As at the date of this annual report, final approval by the Minister of Lands, Forestry and Mines of these applications is still pending and there is no assurance that either of them will be granted.

The Apapam concession contains two small scale mining licenses, comprising approximately 0.1012 square kilometers(10.12 hectares) located within the northwest portion of the concession which were granted to third parties before our company’s application for the Apapam concession. None of the in situ, lode gold mineralization occurrences, described in the October 31, 2012 independent technical report prepared by SEMS Exploration Services Ltd. are located within and/or proximal to these third party small scale mining licenses, and there is no current knowledge of any lode gold occurrences being present on these parcels. No information is available on past and/or current alluvial gold mining activity on these small scale mining licenses.

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
“Significant Intercepts” satisfy following criteria: greater than (>) 5.0 grams gold x meter product and >0.5 g/t gold.
“Anomalous” signifies at least one intercept >2.0 grams gold x meter product and >0.25 g/t gold.
Phase III Diamond Drilling Program – Zone 2
KBDD10069	46	73	27	3.45 *	Big Bend
including	61	62	1	45.50		uncut
KBDD10070	40.47	67.60	27.13	2.12	Big Bend
including	52.40	59.33	6.93	4.01
KBDD10071	22.5	29	6.5	3.99	Big Bend
KBDD10072	no significant results				Central granitoid

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD10073	no significant results				Central granitoid
KBDD10074	23	35.5	12.5	1.70	Big Bend
including	24	26	2	5.64
KBDD10081	30	39	9	3.60	Mushroom
KBDD10085	3	22.5	19.5	1.52	South Ridge
including	9	16.5	7.5	2.83
and	52	59	7	6.18
including	54	55	1	29.50
and	106	107	1	6.08
and	146	177	31	1.37
including	146	163	17	2.13
and	186	195	9	0.57
and	232	244	12	0.75
Note: * Gold values cut to 30 grams per tonne (g/t).
KBDD10086	3	28.5	25.5	1.50	South Ridge
including	3	22.5	19.5	1.91
and	58.5	72	13.5	1.12
and	91	121	30	0.93
including	92	103	11	1.50
and	148	158	10	0.88
and	168	176	8	1.27
and	186	233	47	0.58
and including	215	226	11	0.92
KBDD10090	0	23	23	1.74	South Ridge
including	0	15	15	2.50
and	49	69	20	0.95
including	59	69	10	1.41
and	77	82	5	1.78
and	111	183	72	0.93
including	111	120.5	9.5	1.57
including	133	140	7	1.80
including	174	183	9	1.64
and	220	250	30	0.73
including	229	244.5	15.5	1.00
KBDD10091	10.5	122	17	2.42	South Ridge
including	114	121	7	4.96
and including	118	119	1	16.55
KBDD10095	29	31	2	3.97	South Ridge
KBDD10096	60	64	4	4.84	South Ridge
and	90	115	25	0.73
KBDD10099	141	161	20	2.43	Big Bend
including	145	156	11	3.52
and	176	183	7	2.53
including	179	191	2	5.21

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD10101	112	170	58	2.46	*
including	112	130	18	2.18
including	142	170	28	3.67
(and including)	143	166	23	4.40
(and including)	144	159	15	5.42
(and including)	144	150	6	10.39
(and including)	144	145	1	29.70
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

Phase III Diamond Drilling Program – Zone 2 – East Dyke granitoid
KBDD11105	105	120	15	2.05	East Dyke – North zone
including	107	112	5	4.00
KBDD11106	141	155	14	2.36	East Dyke – North zone
including	144	149	5	5.18
and	162	164	2	15.53	East Dyke – North zone
including	163	164	1	25.20
Phase III Diamond Drilling Program – Big Bend gold zone
KBDD11107	60	63	3	8.44	Big Bend – Central granitoid
including	62	63	1	15.20
and	127	154	27	0.89
including	128	129	1	5.06
KBDD11108	87	91	4	2.12	Big Bend – Central granitoid
and	116	121	5	2.36
including	119	121	2	5.36
and	189	231	42	2.39
including	196	210	14	3.11
including	221	230	9	3.19
KBDD11109	15	16.5	1.5	13.10	Big Bend – Central granitoid
and	91	93	2	5.75
KBDD11110	158	208	50	1.64	Big Bend – Central granitoid
including	175	199	24	2.45
and including	198	199	1	17.75

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD11111	94	116	22	1.25	Big Bend – Central granitoid
including	99	105	6	2.70
and	133	151	18	2.09
including	139	146	7	4.18
and	202	203	1	7.35
KBDD11112	130	177	47	0.71	Big Bend – Central granitoid
including	148	168	20	1.17
and including	148	154	6	2.71
and	202	220	18	1.31
including	202	206	4	3.04
and	228	245	17	2.00
including	228	235	7	3.89
KBDD11113	84	136	52	2.42	Big Bend – Central granitoid
including	89	116	27	3.58
and including	93	105	12	6.09
and including	100	101	1	20.40
KBDD11114	3	53	50	1.31	Big Bend – Central granitoid
including	21	41	20	2.21
and including	32	40	8	3.41
Big Bend gold zone (Central granitoid) / Mushroom gold zone (Upper Central granitoid)
KBDD11115	156	163	7	4.09	Big Bend – Central granitoid
including	156	157	1	18.35
and	172	196	24	1.31
including	186	195	9	2.37
KBDD11116	abandoned and re-drilled by KBDD11117				Mushroom
KBDD11117	67	83	16	4.88	Mushroom – Upper central granitoid
including	68	78	10	7.38	(newly defined zone)
and including	69	70	1	45.70
KBDD11118	84	95	11	2.57	Mushroom – Upper central granitoid
including	90	95	5	4.23
and	146	147	1	10.55
KBDD11119	60	61.5	1.5	9.30	Mushroom – Upper central granitoid
KBDD11121	no significant results				IP chargeability/Gold-in-soil anomaly
KBDD11122	78	81	3	3.14	Central granitoid/Junction shear
including	79	80	1	7.59
and	92	93	1	5.15
KBDD11123	173	174	1	32.50	Central granitoid/Junction shear
KBDD11124	no significant results				Central granitoid/SE deformation zone
KBDD11125	27	34	7	0.93	Central granitoid/SE deformation zone
including	33	34	1	4.15
KBDD11126	98	99	1	5.92	Central granitoid/SE deformation zone
KBDD11127	137	140	3	2.21	East Dyke/SE deformation zone
KBDD11128	160	166	6	2.36	East Dyke/Big Bend - Central granitoid
including	160	161	1	10.10
and	181	184	3	2.43

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
Big Bend gold zone (Central granitoid) / East Dyke gold zone
KBDD11129	261	263	2	3.46	East Dyke/Big Bend
KBDD11130	212	229	17	0.98	Big Bend – Central granitoid
including	221	223	2	3.12
KBDD11131	211	237	26	1.75	Big Bend – Central granitoid
including	214	226	12	2.56
and	221	226	5	4.48
KBDD11132	237	243	6	1.72	Big Bend – Central granitoid
and	264	267	3	3.21
and	280	300	20	0.81
including	287	292	5	2.30
KBDD11133	152	168	16	2.25	Big Bend – Central granitoid
including	154	161	7	3.67
and	182	220	38	2.67
including	194	205	11	3.88
and	398	399	1	34.80	new shear zone
Note: Gold intercepts for KBDD11134 drilled down the plunge of Big Bend en-echelon vein package system
KBDD11134	6	32	26	1.51	Big Bend – Central granitoid
including	6	15	9	2.45
and	67	74	7	1.49
and	96	137	41	3.03
including	96	106	10	3.81
including	110	124	14	3.46
including	133	136	3	10.71
and including	134	135	1	15.90
and	147	152	5	1.46
and	173	215	42	1.01
and including	201	211	10	1.92
and	223	265	42	2.04
including	226	235	9	2.79
including	249	261	12	3.31
and	284	287	3	8.70
including	285	286	1	20.10
and	312	385	73	1.06
including	323	342	19	1.80
and	394	404	10	0.75
and	432	459	27	1.01
including	435	442	7	1.97
Note: Length Weighted Average Grade of all Intercepts (over 276 meters cumulative core length)				1.62
and	3	467	464	1.01	*
Note: * Length weighted average grade for entire hole including internal dilution, i.e. no internal waste criteria applied.

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
Big Bend gold zone (Central granitoid) / Mushroom gold zone (Upper Central granitoid)
KBDD11135	155	187	32	1.07	Big Bend – Central granitoid
including	171	181	10	1.97
and	207	213	6	2.32
KBDD11136	134	141	7	0.78	Big Bend – Central granitoid
and	149	181	32	2.41
including	163	180	17	4.01
KBDD11137	154	170	16	1.22	Big Bend – Central granitoid
including	154	161	7	2.44
and	180	195	15	1.84
including	187	194	7	2.73
KBDD11138	170.5	172	1.5	5.18	Big Bend – Central granitoid
and	201	214	13	2.21
including	207	213	6	3.43
and	222	223	1	25.00
and	230	253	23	1.12
including	242	247	5	2.80
and	264	265.5	1.5	14.50
KBDD11139	228	236	8	2.83	Big Bend – Central granitoid
and	292.5	305	12.5	1.98
Note:

Intercepts constrained with a 0.25 g/t gold minimum cut-off grade at top and bottom of intercept, with arbitrarily set 30 g/t gold upper cut-off grade applied, and maximum of five consecutive meters of internal dilution (less than 0.25 g/t gold). All internal intervals above 15 g/t gold indicated.

Big Bend gold zone (Central granitoid) / East Dyke gold zone
KBDD11140	162	169	7	1.46	Big Bend – Central granitoid
and	192	207	15	1.39
including	192	199	7	2.48
KBDD11141	232	294	62	1.57	Big Bend – Central granitoid
including	241	283	42	2.00
and including	251	270	19	2.76
KBDD11142	200	226	26	1.41	East Dyke/Big Bend - Central granitoid
including	218	226	8	2.37
and	350	356	6	1.98
and	387	407.1	20.1	1.71
and	415	418	3	2.14
and	446	468	22	1.43
including	457	462	5	3.19
KBDD11143	249	290	41	1.62	Easy Dyke
including	258	278	20	2.18
KBDD11144	34	64	30	0.79	Road Cut zone (new zone)
including	45	64	19	1.05
KBDD11146	3	13.5	10.5	2.14	Big Bend – Central granitoid
and	73	74	1	8.23
KBDD11148	452	467	15	1.40	South Ridge
including	452	459	7	2.53

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
Mushroom gold zone / Big Bend gold zone / East Dyke gold zone
KBDD11151	110	125	15	2.45	Mushroom – Upper Central granitoid
Note: KBDD11153, KBDD11154 and KBDD11161 drilled down the plunge of Mushroom and Big Bend gold zones en-echelon vein package system
KBDD11153	3	86	83	1.35	Mushroom – Upper Central granitoid
including	3	18	15	4.13	Mushroom – Upper Central granitoid
Note: KBDD11153 abandoned at 128 meters due to technical difficulties
KBDD11154	3	84	81	1.52		extended to 344
						meters
including	3	16.5	13.5	2.94
including	37	56	19	2.56
including	68	78	10	2.21
and	169	176	7	2.20
and	190	191	1	6.23
Note: KBDD11154 (344 meters) re-drilling of KBDD11153 with holes having same trace over upper 128 meters
KBDD11157	92	112	20	2.82	Mushroom – Upper Central granitoid
KBDD11158	108	122	14	1.07	Mushroom – Upper Central granitoid
KBDD11160	13.5	28	14.5	1.70	Big Bend – Central granitoid
and	45	61	16	1.51
KBDD11161	3	31	28	1.50	Big Bend – Central granitoid
and	77	95	18	0.84
and	116	136	20	1.22
and	144	150	6	2.40
and	159	204	45	2.00
including	176	177	1	17.00
and	214	224	10	2.07
and	231	266	35	1.57
and	283	308	25	1.40
and	526	537	11	1.23
including	527	529	2	2.79	Central granitoid – New Zone
Note: KBDD11161 abandoned in mineralization at 537 meters due to technical problems
Length Weighted Average Grade of all Big Bend zone				1.60
Intercepts in KBDD11161 (over 185 meters cumulative core length form 3 meters to 308 meters)
	3	308	305	1.03 *
* Length weighted average grade for KBDD11161 (3 meters to 308 meters) including internal dilution (no internal waste criteria applied)
KBDD11163	79	96	17	1.50	South Ridge
including	80	84	4	3.71
KBDD11164	36	39	3	3.13	South Ridge
and	109	112	3	2.34
and	177	178	1	40.80
KBDD11167	40	44	4	4.40	East Dyke
KBDD11168	28.5	30	1.5	7.11	East Dyke
and	42	43	1	3.40
and	92.5	98	5.5	1.27

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD11170	243	251	8	1.10	Big Bend – Central granitoid
including	248	250	2	3.43	Big Bend – Central granitoid
and	269	272	3	1.37
and	342	350	8	0.69
KBDD11171	150	166	16	2.38	Big Bend – Central granitoid
including	158	159	1	18.53
and	183	184	1	7.05
KBDD11172	127	144	17	5.47	Big Bend – Central granitoid
including	129	133	4	12.66
and including	129	130	1	19.11
and including	132	133	1	21.43
KBDD11174	3	18	15	0.79	Road Cut zone
and	60	64	4	2.14
KBDD11175	359	366	7	0.88	East Dyke
and	385	395	10	1.14
KBDD11176	165.5	190	24.5	3.43	East Dyke
including	167	184	17	4.70
and including	170	171	1	23.50
Zone 2: Big Bend gold zone / East Dyke gold zone
KBDD11178	146	147	1	11.40	East Dyke – North
KBDD11179	92	107	15	0.95	East Dyke – North
including	104	106	2	2.11
and	124	125	1	10.20
KBDD11180	77	86	9	1.02	East Dyke – South
including	80	82	2	2.96
and	145	149	4	2.21
KBDD11183	28	45	17	1.84	Big Bend
including	28	31	3	8.49
and	71	76	5	1.52
and	128	154	26	1.74
including	142	149	7	4.01
and	195	225	30	2.01
including	215	224	9	4.53
and including	222	223	1	29.40
Note: KBDD11183 intentionally drilled down dip between en-echelon vein packages to further establish geometry/attitude of mineralized sheets;
with the borehole appearing to intermittently skirt and/or obliquely pierce the footwall of the vein package to the north.
KBDD11184	323	358	35	0.80	Big Bend
including	351	358	7	1.81
and	373	386	13	0.44
KBDD11185	68.6	73.1	4.5	1.41	Gold-in-soil / IP anomaly
KBDD12186	182	193	11	1.46	Gold-in-soil / IP anomaly
including	182	184	2	3.36
KBDD12187	331	354	23	1.50	Big Bend
including	332	338	6	2.80
and	360	373	13	0.54

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD12188	31.6	43.6	12	0.95	Gold-in-soil / IP anomaly
including	31.6	36.1	4.5	1.52
KBDD12189	195	220	25	1.96	Big Bend
including	203	220	17	2.36
and including	211	220	9	2.79
KBDD12191	322	327	5	1.75	Big Bend
Double 19 Zone (Zone 3 – East)
KBDD12192	56	63	7	2.00
and	110	111	1	23.45
KBDD12194	no significant results
KBDD12198	18	30	12	10.32	saprolite (oxide)
including	24	24.5	1.5	16.93
KBDD12200	19.5	24	4.5	1.82	transition zone
KBDD12201	86	90	4	5.85
including	88.3	89	0.7	20.50
and	112	113	1	5.11
KBDD12203	36	55	19	3.26
including	46	55	9	4.16
and	73	74	1	5.39
KBDD12204	no significant results
KBDD12205	33	59	26	3.06	transition zone – fresh
including	41	51	10	5.67
KBDD12206	no significant results
KBDD12208	4.5	21	16.5	4.35	saprolite (oxide)
including	15	19.5	4.5	7.11
Double 19 Gold Shoot (Zone 3 – East)
KBDD12231	57.5	108	50.5	2.03	fresh rock (sulphide)
including	69	96	27	3.15
and including	73	87	14	4.71
KBDD12233	39	67	28	3.14	fresh rock (sulphide)
including	54	66	12	5.01
and	138	148	10	1.47
including	139	142	3	3.05
KBDD12234	35.5	62.3	26.8	2.69	fresh rock (sulphide)
including	38	49	11	4.73
KBDD12190	70.7	77	6.3	1.23	Kibi Old Mine
KBDD12193	72.9	77	4.1	0.94	Kibi Old Mine
KBDD12195	93	102	9	0.62	Kibi Old Mine
KBDD12199	10.5	26	15.5	0.71	Kibi Old Mine
and	26	27.2	1.2	4.92
KBDD12209	30	42	12	1.33	South Ridge – Zone 2
KBDD12210	13.5	34	20.5	1.04	South Ridge – Zone 2
KBDD12211	12	22	10	0.86	South Ridge – Zone 2

Hole ID	From (meters)	To (meters)	Core Length (meters)	Gold Grams Per Tonne	(Gold) Zone/Target	Comments
KBDD12213	82.5	84	1.5	7.17	Orange No. 5 – Zone 4
and	112	138	26	0.40
including	112	113	1	1.66
and	162	163	1	1.92
KBDD12214	83	98	15	2.63	Zone 1
including	94	98	4	8.91
and including	95	96	1	32.30
KBDD12218	79.5	81	1.5	3.11	Orange No. 5 – Zone 4
KBDD12219	85	91	6	0.73	Orange No. 5 – Zone 4
including	85	86	1	1.90
KBDD12220	134	153	19	1.78	Orange No. 5 – Zone 4
including	140	146	6	4.11
and including	145	146	1	22.10
KBDD12224	6	25.5	19.5	0.63	Zone 3 West
including	10.5	12	1.5	2.37
KBDD12227	45	46.5	1.5	2.50	Zone 3 West
KBDD12228	18	28	10	1.19	Zone 3 West
KBDD12232	70	78	8	1.32	Double 19 – Zone 3 East
KBDD12237	40	85	45	2.20	Double 19 – Zone 3 East
including	42	49	7	7.80
and including	44.5	45.2	0.7	27.99
and including	45.2	46	0.8	15.40
KBDD12241	76	89	13	1.40	Double 19 – Zone 3 East
KBDD12243	116	123	7	0.81	Double 19 – Zone 3 East
and	130	141	11	1.04
KBDD12246	126	127.5	1.5	3.57	Zone 3 East
KBDD12250	105	114	9	1.00	Double 19 – Zone 3 East
KBDD12251	154.3	155	0.7	41.40	Orange No. 5 – Zone 4
KBDD12252	99	107.5	8.5	2.24	Orange No. 5 – Zone 4
including	102	105	3	5.76
and including	102	103	1	14.85
KBDD12253	42.5	78.5	36	2.85	South Ridge – Zone 2
including	43.3	51	7.7	7.06
and including	47.7	48.2	0.5	33.25
and including	50.5	51	0.5	17.33
KBDD12254	68.5	71.7	3.2	4.46	South Ridge – Zone 2
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

Table 3: Channel Sample Composites - Kibi Gold Project (Zone 5 Shear Zone)
Sample String ID	Sample Type	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne
KBCS023	Saw-Cut Channel	0	2.4	2.4	33.21
KBCS024	Saw-Cut Channel	0.2	4.5	4.3	15.13
KBCS025	Saw-Cut Channel	0	4.9	4.9	8.68
KBCS026	Saw-Cut Channel	0	7	7*	6.31
KBCS027	Saw-Cut Channel	0	9	9*	6.74
KBLC001	Chip Channel	0	3	3*	3.74
KBLC002	Chip Channel	0	3.5	3.5	3.25
KBLC003	Chip Channel	0	6	6	2.44
KBLC004	Chip Channel	0	2	2	1.74
KBLC005	Chip Channel	0	3.5	3.5	7.29
KBLC006	Chip Channel	0	4	4	1.06
KBLC007	Chip Channel	0	3	3	2.14
KBLC008	Chip Channel	0	2.6	2.6	4.32
KBLC009	Chip Channel	0.5	2.5	2	7.13
KBLC010	Chip Channel	0	4	4	8.90
KBLC011	Chip Channel	0	4	4	2.31
KBLC012	Chip Channel	0	4	4	7.69
KBLC013	Chip Channel	0	5	5	3.32
KBLC014	Chip Channel	0	3	3	16.14
KBLC015	Chip Channel	0	1.5	1.5	7.49
KBLC016	Chip Channel	0.7	3	2.3	40.60
KBLC017	Chip Channel	0	4.5	4.5	4.14
KBLC018	Chip Channel	0	2.2	2.2	8.72

Sample String ID	Sample Type	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne
KBLC019	Chip Channel	0	1	1	4.57
KBLC020	Chip Channel	0	1	1	18.05
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

•

new L7600N gold shoot recently discovered along the Main Shear approximately 350 meters southwest of discovery high- grade gold shoot returns 5.1 meters grading 5.88 g/t gold, including 10.65 g/t gold over 0.5 meters, in saw-cut channel string #KBCS080-28; and 3 meters grading 10.37 g/t gold, including 16.80 g/t gold over 1 meter, in trench #TCK013 (Main Shear - L7600N Gold Shoot);

•

vertical channel sampling of low-angle extensional quartz-tourmaline veining array returning intercepts of up to 1 meter grading 10.55 g/t gold and 1.6 meters grading 8.39 g/t gold in sample strings #CCRS002-V-5.6 and #CCRS002-V-8.4; greatly enhancing the bulk mining potential of the Main Shear structure;

•

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

Table 7: Trench Channel / Saw-Cut Channel Grade Composites Main Shear – L7600N Gold Shoot and Old Pit – L7600W – Roadside Shears Zone 5 Gold Corridor
Sample String / Trench ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Comments
CCRS003	3.5	9.5	6.0	5.96	Main – L7600N Shoot
including	7.0	9.5	2.5	13.00
and including	9.0	9.5	0.5	35.60
CCRS003-V2	0.0	1.5	1.5	3.42	Main – L7600N Shoot
CCRS003-V3	0.0	1.7	1.7	1.03	Main – L7600N Shoot
KBCS080-33	5.2	12.0	6.8	3.12	Main – L7600N Shoot
including	6.8	9.0	2.2	5.33
KBCS080-35	0.5	3.5	3.0	6.39	Main – L7600N Shoot
including	0.5	1.0	0.5	12.35
KBCS080-44	0.0	2.0	2.0	1.09	Main – L7600N Shoot
CCRS005-A	0.0	2.4	2.4	6.25	Old Pit
including	1.5	2.4	0.9	10.10
CCRS005-B	0.0	1.1	1.1	14.05	Old Pit
KBCS077-6	0.0	0.9	0.9	3.12	Old Pit
KBCS077-11	0.0	3.8	3.8	6.84	Old Pit
including	1.4	2.3	0.9	11.05
KBCS077-12	0.0	0.8	0.8	5.70	Old Pit
KBCS077-15	0.0	5.5	5.5	2.23	Old Pit
including	1.0	3.0	2.0	4.03
KBCS077-16	0.0	0.7	0.7	24.80	Old Pit
KBCS077-V2	0.0	1.8	1.8	4.49*	Old Pit; Flat Veins
including	0.5	1.3	0.8	6.85
KBCS077-V4	0.0	1.1	1.1	2.78	Old Pit; Flat Veins
KBCS077-V5	0.0	0.6	0.6	40.60	Old Pit; Flat Veins
KBCS077-V6	0.0	0.8	0.8	4.21	Old Pit; Flat Veins
KBCS077-V7	0.0	0.4	0.4	6.36	Old Pit; Flat Veins
KBCS077-V8	0.0	0.6	0.6	10.05	Old Pit; Flat Veins
KBCS078-5	2.2	5.2	3.0	17.96	L7600W
including	2.2	3.0	0.8	54.30*
KBCS082-2	0.0	1.3	1.3	9.07	Roadside
including	0.0	0.6	0.6	17.80
KBCS082-3	0.0	2.0	2.0	1.84	Roadside
including	0.0	0.6	0.6	4.07
KBCS082-4	0.0	0.7	0.7	2.20	Roadside

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

2014 Exploration Program

Exploration activities on this project from January 1 to December 31, 2014, being the fiscal year for which this annual report is being filed, was limited to Zone 5 reconnaissance geology / prospecting with 144 rock composite chip samples collected, and geological - geophysical modelling geared towards drill target selection.

Future Exploration Plans

2015 Exploration Program

During 2015, we plan to conduct:

•	additional outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by the latest prospecting efforts and to further define the strike-extensions of the known gold-bearing shear zones; and

•	prospecting / reconnaissance geology of the additional prospective IP/Resistivity targets present along the 2.2 km long Zone 5 grid is also planned.

2015 Drilling Program

During the latter part of 2015, we have planned a drill program of approximately 2,000 to 3,000 meters at an estimated cost of $300,000 to $500,000.

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

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Kibi project on fixed payment terms to our company. During 2010, 1,904.18 ounces of gold was recovered and produced by the contract miners from our Kibi project for which we received and sold 361.80 ounces of gold for gross proceeds of $461,649.62. During 2011, 1,617.39 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 307.30 ounces of gold for gross proceeds of $422,944.73. During 2012, we sold 26.53 ounces of gold for gross proceeds of $44,206.94 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project. There was no placer gold recovery operations carried out at this project during 2012 through to the end of our fiscal year.

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

Prior Exploration by Xtra-Gold

2012 Exploration Program

No significant work program was carried out by our company on the Kwabeng concession during 2012.

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

2014 Exploration Program

In May 2014, we announced prospecting and soil geochemistry results for our recently discovered Bomaa Gold Target on our Kwabeng Concession. Highlights of prospecting and sampling results for the Bomaa prospect reported today include:

•

additional prospecting indicates that the 4 individual mineralized rock float and/or subcrop clusters originally identified form part of a continuous train traceable in a meandering pattern over an approximately 2.8 kilometer distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a variably folded, auriferous argillite metasedimentary rock unit;

•

208 (65%) out of the 317 composite chip samples from the Bomaa mineralized argillite rock float and/or subcrop train yielded gold values above 0.1 grams per tonne (“g/t”); with 79 (25%) returning values above 1 g/t gold, including maximum gold values of 20.7 g/t, 26.8 g/t, and 35.4 g/t;

•

stronger mineralized rock float / subcrop concentrations, along with stronger quartz stockwork / silicification intensities and higher gold grades, centered on tighter fold closures along the apparent argillite host rock unit;

•

Bomaa North mineralized rock float and/or subcrop cluster extends over an approximately 325 meter distance along an inferred open fold structure developed along the apparent auriferous argillite rock unit; with 24 (34%) out of 71 composite chip samples from mineralized argillite floats / subcrops returning values above 1 g/t gold, including high gold values of 7.24 g/t, 11.55 g/t, 26.8 g/t, and 35.4 g/t;

•

strong gold-in-soil anomaly closely mimics the Bomaa North inferred fold structure developed along the apparent auriferous argillite rock unit; with highly elevated gold-in-soil values of 606 parts per billion (“ppb), 1,150 ppb, and 2,230 ppb spatially associated with high-grade floats / subcrops.

The Kwabeng concession prospecting results announced on May 6, 2014 encompass a compilation of 317 rock float and/or subcrop composite chip samples, including: 208 new samples corresponding to a Bomaa prospect follow up prospecting program conducted from late November 2013 to mid-March 2014 to further delineate the 4 previously identified mineralized rock float / subcrop trains (clusters) and to ground check gold-in-soil anomalies yielded by the recently completed 10.5 line-kilometer Bomaa soil geochemistry survey and 109 previously reported samples from earlier Bomaa prospecting efforts. The present soil geochemistry results encompass 482 samples, including 63 previously reported scout soil samples testing the Bomaa North and Bomaa South targets. Refer to our November 21, 2013 news release for details regarding these previously reported composite chip and soil samples.

Additional prospecting and sampling efforts indicate that the 4 individual mineralized rock float and/or subcrop clusters originally identified appear to form part of a continuous train traceable in a meandering pattern over an approximately 2.8 kilometer distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a NE-trending, variably folded, auriferous argillite metasedimentary rock unit. The fact that the auriferous float train tends to exhibit relatively tight / linear boundaries, cross-cuts topographical relief, essentially consists of a single rock type, and exhibits a close spatial relationship with gold-in-soil anomalies appears to further indicate the relatively in situ or weakly dispersed nature of the mineralized floats. The apparent mineralized argillite rock unit remains open along strike with gold-bearing rock floats extending beyond the northeast and southwest extremities of the Bomaa control grid. Rock float / subcrop sampling and soil geochemistry compilation maps depicting the trace of the apparent auriferous argillite rock unit have been posted on our website.

Of the 317 composite chip samples collected in the delineation of the Bomaa mineralized float and/or subcrop train: 46 (15%) yielded less than 0.01 g/t gold; 63 (20%) returned gold values from 0.01 g/t to 0.1 g/t; 129 (40%) between 0.1 g/t and 1.0 g/t gold; 38 (12%) between 1 g/t and 2 g/t gold; 31 (10%) between 2 g/t and 5 g/t gold; and 10 samples (3%) returned values over 5 g/t gold, including maximum gold values of 20.7 g/t, 26.8 g/t, and 35.4 g/t. The mineralized floats / subcrops are typically sub-angular to angular slab-shaped blocks capable of attaining dimensions of up to 3.5 meters by 1.5 meters by 1 meter and dominantly consist of strongly silicified argillite metasedimentary rock exhibiting quartz stockworks and disseminated pyrite and/or hematite pseudomorphs after magnetite.

The mineralized rock float and/or subcrop train attains maximum widths of 50 meters to 115 meters in association with the tighter fold closures developed along the apparent auriferous argillite host rock unit while the float train corresponding to the gently folded / undulating segments of the mineralized argillite rock unit tends to average 20 meters to 30 meters in width. Similarly stronger mineralized rock float / subcrop concentrations, along with stronger quartz stockwork / silicification intensities and higher gold grades, tend to occur in association with the tighter fold closures along the apparent argillite host rock unit; with the stronger float / subcrop concentrations appearing to reflect the more resistive nature of the strongly silicified argillite material. Over its approximately 2.8 kilometer trace, the apparent mineralized unit is highly variable in terms of soil geochemical signature; ranging from little or no soil geochemical expression to a very strong gold-in-soil anomaly exhibiting a close spatial association with the priority Bomaa North fold target.

Bomaa North / Bomaa South Priority Targets

Clusters of higher grade rock floats and/or subcrops in the 1 g/t to 5 g/t gold range occur along most of the approximately2.8 kilometer trace of the apparent auriferous argillite rock unit but the Bomaa North and Bomaa South clusters stand out in terms of float / subcrop concentration, areal extent, stockwork / alteration intensity, and higher gold grades with their prominence appearing to reflect their settings along apparent fold structures.

The Bomaa North mineralized rock float and/or subcrop cluster extends over an approximately 325 meter distance along an inferred open fold structure developed along the apparent auriferous argillite rock unit; with the float / subcrop train averaging 30 meters to 50 meters in width but swelling to approximately 115 meters along the inferred fold axis. The northern limb of the apparent fold is characterized by an approximately 130 meter by 30 meter to 50 meter zone of stronger mineralized rock float and/or subcrop concentrations with composite chip sampling of floats / subcrops within the southern half of the zone consistently yielding elevated gold grades, including high gold values of 7.24 g/t, 11.55 g/t, 26.8 g/t, and 35.4 g/t.

Of the 71 composite chip samples collected from the Bomaa North mineralized float and/or subcrop cluster: 21 (29%) yielded less than 0.1 g/t gold; 26 (37%) returned gold values from 0.1 g/t to 1.0 g/t; 6 (8.5%) between 1.0 g/t and 2.0 g/t gold; 12 (17%) between 2 g/t and 5 g/t gold; and 6 samples (8.5%) returned values over 5 g/t gold, including maximum gold values of 26.8 g/t and 35.4 g/t. A strong gold-in-soil anomaly closely mimics the apparent fold structure developed along the inferred auriferous argillite rock unit; with highly elevated gold-in-soil values of 606 ppb, 1,150 ppb, and 2,230 ppb spatially associated with high-grade floats / subcrops within the southern portion of the aforementioned stronger float / subcrop zone.

The approximately 350 meters long by 20 meters to 50 meters wide Bomaa South mineralized rock float and/or subcrop cluster appears to be structurally controlled by an inferred, south trending isoclinal fold developed along the apparent auriferous argillite rock unit; with the fold structure opening up at its midway point with a west trending divergent limb. A zone of stronger mineralized float / subcrop concentrations appears to extend out from the fold opening over approximately 125 meter distances along the structure’s northern and western limbs. This inferred structural zone returned high gold values of 4.62 g/t, 5.83 g/t, and 6.53 g/t from rock float / subcrop composite chip sampling; and a single strongly anomalous gold-in-soil value of 260 ppb.

The remaining extent of the Bomaa South target is geochemically characterized by a lower amplitude gold-in-soil signature in the 20 ppb to 67 ppb gold range exhibiting a close spatial relationship with the inferred trace of the auriferous argillite rock unit. Prospecting failed to yield any rock floats along the approximately 200 meter long, NW-trending, weak to strong gold-in-soil anomaly lying along the northwest flank of the Bomaa South target area but this soil anomaly may reflect a yet to be delineated fold structure along the inferred argillite host rock unit.

Future Exploration Plans for 2015

As at the date of this annual report, during 2015, we have planned the following exploration activities at this project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

•	scout trenching focusing on the subsurface testing of the priority Bomaa North and Bomaa South “fold targets” along the mineralized rock float / subcrop train-inferred auriferous argillite rock unit.

Recovery and Sale of Placer Gold

As at December 31, 2014, we have sold an aggregate of 11,636.34 ounces of placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, 2013 and the fiscal year. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2010 through 2012.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

As at the date of this annual report, we have resumed placer gold recovery operations at our Kwabeng project. As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kibi project (see “Kibi Project – 2015 Exploration Program”). The gold price (approximately $1,195.75 per ounce as at March 27, 2015) is significantly greater compared to the gold price during the previous mining effort by the former operator of this project (approximately $300 per ounce). On the basis of an annual recovery of placer gold of approximately 360,000 bank cubic meters, as at the date of this annual report, we anticipate that recovery of placer gold operations at this project could be sustained for 10 years however, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

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

Capital Expenditure

We do not anticipate any significant capital expenditures in the next 12 months in connection with placer gold recovery operations.

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

Prior Exploration by Xtra-Gold

2012 to 2013 Exploration Programs

No significant work program was carried out during 2012. Lode gold exploration efforts to date by our company on our Pameng project have been limited to a few reconnaissance geology/prospecting traverses. No significant lode gold exploration work was conducted in 2013 on this project.

2014 Exploration Program

Pameng Concession Soil Sampling Program

In May 2014, we announced that in mid-March 2014, an approximately 5.6 kilometer long by 1 to 3 kilometer wide control grid (i.e. “Pameng Grid”) encompassing approximately 47 kilometers of cross-lines was initiated for the systematic soil geochemical sampling and prospecting of an approximately 10 square kilometer area covering the eastern portion of the Pameng concession along the western flank of the Atewa Range; with the grid subsequently expanded by 21 line-kilometers to cover additional prospective geophysical and structural geology targets. The final grid design covering an approximately 13.5 square kilometer area was completed in late July 2014 with a total of approximately 68 line-kilometers of cross-lines established at 200 meter spacing and 2,324 soil samples collected at 25 meter station spacing. A total of 202 rock composite chip samples were also collected on the Pameng grid as part of a prospecting program focussing on the ground proofing of geophysical and structural geology targets.

A second soil geochemical sampling grid (i.e. “Akropong Grid”) extending over an approximately 2.3 square kilometer area covering a prospective geophysical / structural geology target was also implemented on the Pameng concession during the 2014 reporting year. A total of approximately 12.5 line-kilometers of cross-lines were established at 200 meter spacing and 529 soil samples collected at 25 meter station spacing on the Akropong grid from mid-September to late November 2014. With a view to conserving our company’s working capital, management decided to postpone the laboratory analyses of the soil and rock samples from the Pameng and Akropong grids for the fiscal year.

Future Exploration Plans for 2015

As at the date of this annual report, during 2015, we have planned the following exploration activities at this project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company. During 2010, 4,719.76 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 896.76 ounces of gold for gross proceeds of $1,128,451.34. During 2011, 5,621.16 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068.02 ounces of gold for $1,489,058.18. During 2012, we sold 52.81 ounces of gold for gross proceeds of $87,997.30 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project. There was no placer gold recovery operations carried out at this project during 2012 through to the end of our fiscal year.

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

Prior Exploration by Xtra-Gold

2012 to 2014 Exploration Programs

No significant lode gold exploration work was conducted by our company on our Banso project during 2012 through to the end of our fiscal year.

Exploration Activities by Buccaneer Gold Corp. in 2012 and 2013

2012 Exploration

Buccaneer Gold Corp. conducted exploration activities on this project during 2012 as part of the criteria to meet the required exploration expenditures to earn the 55% interest in our Banso project. During 2012, Buccaneer Gold Corp. completed a drill program on this project and on our Muoso project. The Buccaneer drill program was designed to test several drill targets identified on the Banso and the Muoso concessions (see the results of the drill program under the “Muoso Project”).

2013 Exploration

During the first few months of 2013, exploration activities were limited to early stage trenching and sampling by Buccaneer Gold Corp.

In April 2013, Buccaneer Gold Corp. ceased all exploration activities at this project to conserve capital due to market conditions.

2014 Exploration

There was no exploration activity conducted on this project by our company or by Buccaneer Gold Corp. in 2014.

Future Exploration Plans for 2015

As at the date of this annual report, we have not planned to conduct any exploration activities at this project during the next 12 months, however, we may consider doing so at a later date. As at the date of this annual report, no exploration activities have been planned by Buccaneer Gold Corp. for 2015, however, they may decide to do so at a later date.

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

Prior Exploration by Xtra-Gold

2012 to 2014 Exploration Programs

No significant lode gold exploration work was conducted by our company on our Muoso project during 2012 through to the end of our fiscal year.

Exploration Activities by Buccaneer Gold Corp. in 2012 and 2013

Buccaneer Gold Corp. conducted exploration activities on this project during 2012 as part of the criteria to meet the required exploration expenditures to earn the 55% interest, including building a road in preparation for drilling and some limited trenching.

The hardrock, lode gold exploration technical information contained in this annual report relating to the exploration activities conducted by Buccaneer Gold Corp. on our Banso and Muoso projects during 2012 is based upon information prepared by or the preparation of which was supervised by Dr. Guy Della Valle, P.Geo., Vice-President, Exploration of Buccaneer Gold Corp.

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

Banso North:	gold bearing shear zone in a quartz feldspar porphyry intrusion containing disseminated sulphide and sulphide bearing quartz veins.

Banso South:	sedimentary hosted gold mineralization in sandstone, conglomerate and phyllite units, with minor quartz veining and pyrite stringers.

Kibi Gold Project - Significant Drill Intercepts Muoso and Banso Concessions
Hole #	Including	From (meters)	To (meters)	Interval (meters)	g/t Au	Mineralized Zone
AN12-01	Including	69.2	75.6	6.4	0.91	Muoso East Z1
		72.6	74.6	2	1.81
AN12-02	Including	86.3	90.3	4	1.6	Muoso East Z1
		.3	87.3	1	2.98
AN12-04	Including Including	82.3	85.2	3	2.32	Muoso East Z1 dd
		128.3	130.3	2	1.17
		132.3	138.3	6	2.56
		133.3	135.3	2	3.36
		137.3	138.3	1	3.90
AN12-05	Including	74.5	76	1.5	1.2	Muoso East Z1
		87	92	5	1.54
		89	90	1	3.19
		153	154	1	2.88
AN12-06	Including	40.0	59.5	19.5	1.93	Muoso East Z1
		46.0	47.5	1.5	7.52
AN12-07		5.3	9.9	4.6	2.98	Muoso East Z1
		66.8	68.4	1.6	1.23
AN12-08		18.4	20.9	2.5	6.27	Muoso East Z1
		30.4	31.4	1	3
		41.6	43.1	1.5	1.53
		67.1	68.1	1	1.01
AN12-09		124.8	125.5	0.7	0.77	Muoso East Z1
		192.5	194.5	2	0.63
AN12-10		53.1	55.1	2	1.05	Muoso East Z3
		64.5	67.1	2.6	1.89
AN12-11		64.6	65.3	0.7	1	Muoso East Z3
		71.3	73	1.7	1.48
		100.6	101.6	1	8.74

Hole #	Including	From (meters)	To (meters)	Interval (meters)	g/t Au	Mineralized Zone
AN12-12		116	117.5	1.5	3.65	Muoso East Z3
AN12-13		77.7	78.7	1	0.54	Muoso East Z3
		125.7	127.7	2	44.76
		137.7	138.7	1	0.76
AN12-15		48.3	60.3	12	1.7	Muoso East Z2
AK12-18		32.5	34.5	2	1.23	Banso North
		81.4	82.4	1	1.22
		93.4	94.4	1	1.31
		96.4	97.4	1	1.46
		125.8	126.8	1	2.24
		151.3	152.8	1.5	1.29
AK12-19		30.5	31.5	1	1.6	Banso North
		63.5	64.5	1	1.69
		85.5	90.9	5.4	3.12
		93.5	94.5	1	1.19
		143.5	144.5	1	1.11
		158.5	159.5	1	5.94
		184.5	185.5	1	3.33
AK12-21		145	146	1	3.72	Banso North
		174	175	1	4.33
		193	195	2	3.72
		247	249	2	3.15
AK12-22		2.8	4.1	1.3	1.14	Banso North
		70	71	1	1.46
		84	85	1	1.52
AK12-23		93	94	1	7.49	Banso North
		98	99	1	4.2
		126	127	1	1.64
		138	139	1	29.31
		200	201	1	1.58
		210	211	1	27.78
		246	247	1	3.39
AK12-24		128.7	130.2	1.5	0.58	Banso North
		165.2	166.2	1	1.47
AB12-25		79.5	80.5	1	0.74	Banso South

Hole #	Including	From (meters)	To (meters)	Interval (meters)	g/t Au	Mineralized Zone
AB12-27		4	5.2	1.2	1.26	Banso South
		32.2	35.2	3	0.96
		57.7	58.7	1	1.24
		72.7	73.7	1	5.26
		90.7	91.7	1	1.11
		92.7	93.7	1	2.18
AB28-28		5	6.5	1.5	1.74	Banso South
		140	141	1	30.39
		202	203	1	2.87
Note	The main mineralized intersections are shown above, with a cutoff grade of 0.5 g/t Au, including a maximum of five consecutive meters of internal dilution (less than 0.5 g/t gold). No upper cut-off grade was applied. All thicknesses are apparent thickness.

As at the date of this annual report, the assay results that were previously pending for four holes (AK12-16, AK12-17, AB12-26 and AB12-29), returned no significant results, two other holes (AK12-06 and AK12-14) returned no significant results and two short holes (AK12-03 and AB12-30), lost and abandoned, were not assayed.

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

2013 Exploration

During the first few months of 2013, exploration activities were limited to early stage trenching and sampling by Buccaneer Gold Corp.

In April 2013, Buccaneer Gold Corp. ceased all exploration activities at this project to conserve capital due to market conditions.

2014 Exploration

There was no exploration activity conducted on this project by our company or by Buccaneer Gold Corp. in 2014.

Future Exploration Plans for 2015

As at the date of this annual report, we have not planned to conduct any exploration activities at this project during the next
12 months, however, we may consider doing so at a later date. As at the date of this annual report, no exploration activities have been planned by Buccaneer Gold Corp. for 2015, however, they may decide to do so at a later date.

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

Our company’s loss for the year ended December 31, 2014 was $687,057 (December 31, 2013 - $750,942, December 31, 2012 - $7,631,636). Our company’s basic and diluted loss per share for the year ended December 31, 2014 was $0.02 (December 31, 2013 - $0.02, December 31, 2012 - $0.16) . A significant exploration program in 2012 was scaled back in 2013 and 2014. Gold recovery was reduced in 2014 from 2013 and 2013 gold recovery was significantly higher than 2012.

The weighted average number of shares outstanding was 45,996,481 (December 31, 2013 - 46,481,748, December 31, 2012 - 44,698,113). The increase in the weighted average number of shares outstanding in 2013 can be mostly attributed to the issue of 1,929,000 shares late in 2012 which affected 2013 more significantly than 2012. Average shares outstanding were reduced in 2014 due to share repurchases.

We incurred expenses of $1,055,203 in the year ended December 31, 2014 (December 31, 2013 - $1,698,704, December 31, 2012 - $7,062,936). Exploration has decreased each year due to reduced funds and uncertainty about the recovery of gold equity markets.We expense all exploration costs. Amortization decreased each year as no new equipment was purchased. General and administrative expenses decreased slightly in 2014 compared to 2013 as a result of lower legal, audit and regulatory fees, partly offset by increased stock based compensation expenses in 2014. The 2012 general and administration expense was significantly higher than the other two years as a result of the stock based compensation expense.

Exploration spending of approximately $428,000 in 2014 and $985,000 in 2013 reflected the general slowdown in the junior market compared to spending in 2012 ($4,906,000).

Exploration efforts in our fiscal year focused on geological compilation and surface work designed to identify and/or further advance grassroots targets on our Kwabeng and Pameng projects; with soil geochemical sampling and reconnaissance geology / prospecting activities yielding totals of 80.5 line-kilometers of grid lines, 449 rock composite chip samples, and 2,853 soil geochemical samples. Exploration work on our Kibi project during the 2014 fiscal year was limited to Zone 5 reconnaissance geology / prospecting and geological – geophysical modelling geared towards trench and/or drill target selection. A total of 144 rock composite chip samples were collected during 2014 prospecting efforts designed to further define the strike-extensions of the known auriferous structures hosted by the Zone 5 gold corridor and to ground proof additional high priority IP/Resistivity geophysical targets along the 1.8 kilometer long Zone 5 anomalous gold-in-soil trend. Exploration efforts for the 2013 year focused on surface work designed to advance the Zone 5 target on our Kibi project to the drilling stage and to identify and/or further advance grassroots targets on our Kwabeng project. We conducted outcrop stripping and geological mapping / channel sampling on Zone 5 of our Kibi project including 428 bedrock saw-cut channel samples collected from the Main Shear – L7600N Gold Shoot exposure totalling 250 meters and 458 bedrock saw-cut channel samples totalling 300 meters collected from the remaining 6 shear zones. An additional 825 saprolite trench channel samples totalling 957 meters were also collected to further delineate the Zone 5 gold corridor. A total of 199 rock composite chip samples, 511 soil geochemical samples, 42 saprolite trench channel samples, and 19 stripped outcrop saw-cut channel samples were collected from grassroots prospecting efforts on our Kwabeng project. Exploration activity in 2012 included drilling of 12,984 meters and trenching of 3,350 meters, while 11,683 drill assays and 3,317 trenching assays were received from the lab.

During the first quarter of 2012, we received a final option payment of $135,000 from Discovery Gold Corporation (formerly Norman Cay Development, Inc.) for our Edum Banso project, completing the requirements for the transfer of our interest in this project. No such payments were received in either 2013 or 2014.

During the year ended December 31, 2014, we sold 1,159 ounces of gold for net proceeds of $411,152 (2013 - $1,015,203, 2012 - $70,556). Lower gold prices and reduced ounces of gold sale negatively affected revenue from gold recoveries in 2014. There was no placer gold recovery efforts conducted in 2012, with revenue recognized on 2012 shipments of gold recovered in 2011. Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

There was a theft of cash totaling $130,000 during the year ended December 31, 2013.

A warrant recovery of $992 was recognized in 2014 (2013 - $338,597, 2012 - expense $339,589). Canadian dollar denominated warrants were issued with the December 2012 financing. These warrants were deemed to be embedded derivatives since our company’s functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss. The warrants expired unexercised in 2014.

During the year ended December 31, 2014, our company had a foreign exchange loss of $19,592 (2013 - loss of $93,155, 2012 - gain of $21,684) due to strength in the U.S. dollar and continued weakness in the Ghana cedi.

Our company’s portfolio of marketable securities had an unrealized loss of $35,268 (2013 - $193,612, 2012 - $805,953). The 2014 loss resulted from decreased prices related to equity investments. Most of the 2013 unrealized loss resulted from holding shares received from companies which optioned certain of our properties. Our company recognized a $9,051 realized gain on sale of securities in the year ended December 31, 2014 (2013 - gain of $21,440, 2012 - gain of $379,363). Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which was related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $9,980 (2013 - $342, 2012 - $110,424) mostly relates to dividends on investment portfolio assets.

B.	Liquidity and Capital Resources

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. During the year ended December 31, 2014, our company repurchased 452,500 of our shares at a cost of $136,679 (2013 - 276,000 shares for $110,546, 2012 - 68,300 shares for $54,831). The shares were cancelled. During the year ended December 31, 2012, our company issued 1,929,000 units comprising shares and half warrants, for proceeds of CAD$1,639,650 (US$1,660,025) in connection with a private placement and $110,000 in connection with the exercise of 110,000 stock options.

At December 31, 2014, accounts payable and accrued liabilities decreased to $230,798 (December 31, 2013 - $310,912, December 31, 2012 - $404,507), due to a decrease in general business payables. Our cash and cash equivalents as at December 31, 2014 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2015 operating plan.

At December 31, 2014, we had total cash and cash equivalents of $850,736 (December 31, 2013 - $1,305,281, December 31, 2012 - $2,308,916). Working capital as of December 31, 2014 was $797,540 (December 31, 2013 - $1,406,283 excluding the warrant liability of $992) (December 31, 2012 - $1,948,426). The decrease in cash mostly reflects exploration and administrative spending. During the year ended December 31, 2014, our company sold $140,121 in tradeable securities and purchased $118,289 in tradeable securities.

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

Our shares of common stock, warrants and stock options outstanding as at March 30, 2015, December 31, 2014, December 31, 2013 and December 31, 2012 were as follows:

	March 30, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Common Shares	45,726,417	45,811,417	46,263,917	46,539,917
Warrants	-	-	964,500	964,500
Stock Options	2,426,000	2,426,000	2,489,000	2,639,000
Fully diluted	48,152,417	48,237,417	49,717,417	50,143,417

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $1.0 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2015 budget to carry out our plan of operations is approximately $880,000 to $1,080,000 comprised of $480,000 to $680,000 for our 2015 exploration program ($180,000) and planned drilling program on our Kibi gold project ($300,000 to $500,000) as disclosed in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview and approximately $400,000 for general and administrative expenses, (which excludes approximately $200,000 in non-cash stock-based compensation expense). These expenditures are subject to change if management decides to scale back or accelerate operations.

We believe that we are adequately capitalized to achieve our operating plan for fiscal 2015. As is typical for junior exploration companies, we will require additional funds from equity sources to maintain the current momentum on our projects. At December 31, 2014, there were no borrowings or capital expenditure commitments made by our company.

Recent Capital Raising Transactions

During December 2012, we completed a private placement and raised $1,660,025 (CAD$1,639,650) from the issuance of 1,929,000 units comprised of 1,929,000 common shares and 964,500 common share purchase warrants which expired unexercised on December 21, 2014.

Going Concern

We have incurred net losses of $26,247,372 since inception through December 31, 2014. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2014, 2013 and 2012 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

C.	Research and Development, Patents and Licenses

As Xtra-Gold is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.	Trend Information

In 2014, many commodity and stock market indices continued to experience historically high levels of volatility in the face of global economic uncertainty. Gold prices decreased over 2014 as financial markets sold gold to invest in other equities which were more consistent with economic growth prospects.

During 2014, the U.S. dollar strengthened against most currencies, as economic reports reflected a U.S. economic recovery in progress.

Gold price volatility in 2013 remained high with the price reaching a high of $1,693.75 per ounce. During 2014, the gold price continued to be volatile, reaching a high of $1,385 per ounce on March 14, 2014 and a low of $1,142 on November 5, 2014. The average market price for 2014 was $1,266 per ounce compared to an average market price in 2013 of $1,411. The tone for the precious metals market in the near future will depend on whether the U.S. dollar will be supported and if the central banks will continue to maintain interest rates at low levels to support economic growth. The continued global easing of monetary policy could lead to higher inflation and further U.S. dollar depreciation in coming years. This dollar depreciation could have a positive impact on gold prices in the future and the long-term upward trend in prices may continue. Conversely, subdued inflation rates and the recovering global economy could put downward pressure on the gold price in the future. Additionally, recent events in Europe could continue to have a positive effect on the gold price.

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

F.	Tabular Disclosure of Contractual Obligations

Our company’s material contractual obligations as of December 31, 2014 are set out in the following table.

Payments due by period as of December 31, 2014
		less than	1-3	3-5	more than 5
Contractual Obligations	Total	1 year	years	years	years

Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$107,474	$37,932	$69,542	0	0
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	$107,474	$37,932	$69,542	0	0

G.	Safe Harbor

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

The following table sets forth, as of December 31, 2014, the names of the directors and senior management of Xtra-Gold. Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Paul Zyla(4)(5)(6) Oakville, Ontario President, Chief Executive Officer, Secretary-Treasurer and Director	70	Self-employed consultant to the mining industry. President and Chief Executive Officer of Xtra-Gold Resources Corp. and President and Chief Executive Officer of Buccaneer Gold Corp.	June 1, 2010 (as President and Chief Executive Officer) June 19, 2014 (as Secretary- Treasurer) December 22, 2009 (as director)	Buccaneer Gold Corp. NV Gold Corporation

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Richard Walter Grayston (1)2)(3)(4)(5)(6) Calgary, Alberta Chairman of the Board and Director	70	Certified general accountant and consulting economist and public company management	March 5, 2007	Buccaneer Gold Corp. Logan Resources Ltd. Glenmark Capital Corp. Anacott Resources Corp. Linqster Technologies Inc. (formerly Brunello Resources Corp.) Sparx Energy Corp. Teldar Resources Corp.
Peter Minuk (1)(2)(3)(4) (5)(6) Toronto, Ontario Director	50	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(4)(5)(6) Scarborough, Ontario Director	77	Retired businessman	June 11, 2011	none
James Longshore (4)(5)(6) Rose Island, Bahamas General Manager, Ghana Operations and Director	48	Self-employed business consultant	January 3, 2009 (as officer) June 19, 2014 (as director)	none
Dr. Guy Joseph Della Valle (4)(5)(6) Ste-Croix, Vaud, Switzerland Director	66	Geologist and Vice-President, Exploration of Buccaneer Gold Corp.	June 19, 2014	none
John C. Ross (4)(5)(6) Toronto, Ontario Chief Financial Officer	56	Chartered accountant	July 19, 2010	none
Yves P. Clement (4)(5)(6) Vancouver, British Columbia Vice-President, Exploration	50	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	none
Victor Nkansa (4)(5)(6) Accra, Ghana Vice-President, Ghana Operations	57	Chartered accountant and Vice-President, Ghana Operations of Xtra Gold Resources Corp.	December 22, 2009	none

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

Paul Norman Zyla
President, Chief Executive Officer, Secretary-Treasurer and Director

Mr. Zyla was appointed President and Chief Executive Officer of our company as of June 1, 2010 and has been a director of our company since December 2009. He formerly served as our President, Chief Executive Officer, Secretary and Treasurer and a director from November 2003 to August 2005. Mr. Zyla has over 28 years of resource-based public company experience. Since September 1993 to the date of this annual report, Mr. Zyla has been a self-employed consultant to the mining industry.

Mr. Zyla graduated from the University of Toronto with a Bachelor of Science degree in 1966.

During the prior five years, Mr. Zyla has been an officer and/or director of the following public companies:

Name of Company	Position(s) Held	Term of Office
Buccaneer Gold Corp. (1)	President, Secretary-Treasurer	November 2009 to present
and Director
NV Gold Corporation (2)	Director	October 2011 to present

(1)	Buccaneer Gold Corp. (formerly Verbina Resources Inc.) is mineral exploration TSXV listed issuer.
(2)	NV Gold Corporation is mineral exploration TSXV listed issuer.

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

Richard Walter Grayston
Chairman and Director

Mr. Grayston was appointed as Chairman and a director of our company in March 2007. Since 1985, Mr. Grayston has been a self-employed business consultant with more than 29 years of experience in financial and economic consulting and public company management including preparation of valuations, feasibility studies, capital budgeting, financial reorganizations, profit improvement studies and business plans and going public and business brokerage during which time he has provided his consulting services to oil and gas, mineral exploration, technology, manufacturing, retail and wholesale consumer businesses.

Mr. Grayston received a Ph.D. in Finance and Economics from the University of Chicago in 1971, a MBA from the University of Chicago in 1969, a BA of Commerce from the University of British Columbia in 1966 and has been a certified general accountant since 1977.

During the prior five years, Mr. Grayston has been an officer and/or director of the following public companies.

Name of Company	Position(s) Held	Term of Office
Jet Gold Corp. (1)	Chief Executive Officer and Director	December 2013 to January 2014
Senator Minerals Inc. (2)	President, Chief Executive Officer and Director	April 2013 to December 2014
Anacott Resources Corp. (3)	Chief Executive Officer and Director	February 2013 to present
Linqster Technologies Inc. (4)	Chief Executive Officer and Director	February 2013 to present
Sparx Energy Corp. (5)	Chief Executive Officer and Director	February 2013 to present
Teldar Resources Corp. (6)	Chief Executive Officer and Director	February 2013 to present
Glenmark Capital Corp. (7)	President, Chief Executive Officer and Director	December 2012 to present
Logan Resources Ltd. (8)	Director	July 2012 to present
Camex Energy Corp. (9)	President, Chief Executive Officer and Director	March 2012 to December 2012
Intensity Company Inc. (10)	President, Chief Executive Officer and Director	December 2011 to September 2012

Name of Company	Position(s) Held	Term of Office
Buccaneer Gold Corp. (11)	Director	November 2009 to present
SG Spirit Gold Inc. (12)	President and Chief Executive Officer	October 2009 to October 2011
	Interim Chief Financial Officer and	October 2009 to January 2010
	Director	November 2009 to October 2013
	Vice President, Finance	August 2008 to December 2009
	Chief Financial Officer	August 2008 to December 2009
Ranger Canyon Energy Inc. (13)	Director	May 2008 to September 2011
	Chief Executive Officer and	October 2008 to September 2011
	Chief Financial Officer	October 2008 to September 2011
New Cantech Ventures Inc. (14)	Director	January 1991 to May 2008

(1)	Jet Gold Corp. is a mineral exploration TSXV listed issuer.
(2)	Senator Minerals Inc. is a mineral exploration TSXV listed issuer.
(3)	Anacott Resources Corp. is a mineral exploration reporting issuer (British Columbia)
(4)	Linqster Technologies Inc. (formerly Brunello Resources Corp.) is a mineral exploration reporting issuer (British Columbia)
(5)	Sparx Energy Corp. is a mineral exploration reporting issuer (British Columbia)
(6)	Teldar Resources Corp. is a mineral exploration reporting issuer (British Columbia)
(7)	Glenmark Capital Corp. (formerly Abbastar Resources Corp.) is a mineral exploration TSXV listed issuer.
(8)	Logan Resources Ltd. is a mineral exploration TSXV listed issuer.
(9)	Camex Energy Corp. is a NEX-listed issuer.
(10)	Intensity Company Inc. is an industrial TSXV listed issuer.
(11)	Buccaneer Gold Corp. is a mineral exploration TSXV listed issuer.
(12)	SG Spirit Gold Inc. (formerly Ruby Red Resources Inc.) is a mineral exploration TSXV listed issuer.
(13)	Ranger Canyon Energy Inc. was an Alberta, Canada oil and gas company and a former reporting issuer that was dissolved on May 2, 2012.
(14)	New Cantech Ventures Inc. is an oil and gas and mineral exploration (diamonds and gold) TSXV listed issuer.

Peter Minuk
Director

Mr. Minuk was appointed as Vice-President, Finance and a director of our company in March 2007. He resigned as Vice-President, Finance effective January 31, 2009 and was subsequently appointed Secretary and Treasurer on August 11, 2009 following the resignation of Kiomi Mori from this office. He resigned as Secretary and Treasurer effective June 19, 2014. Mr. Minuk has more than 26 years of experience in finance and investment as well as experience in project management, training and developing staff and client relationships. From February 1, 2009 to May 31, 2009, he provided limited consulting services to our company. From April 2, 2011 to the date of this annual report, Mr. Minuk has been providing freelance management and consulting services to unrelated companies. From June 1, 2009 to April 1, 2011, Mr. Minuk was a business analyst consultant for Industry Canada where he was responsible for reviewing proposals relating to regional development of public infrastructure projects and providing oversight over 40 projects assigned to him by the Fed Dev Ontario which is responsible for administering a variety of government stimulus programs, resources and initiatives for the southern Ontario region. Before joining our company, from 1990 to 2006, Mr. Minuk was employed by BMO InvestorLine in connection with implementing project management protocols. Mr. Minuk received a Masters Certificate in Project Management from the Schulich School of Business, York University in 2005. He obtained his Fellow of the Canadian Securities Institute in 1989 and completed the Business Administration program from Southern Alberta Institute of Technology in 1985.

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

James Longshore
General Manager, Ghana Operations and Director

Mr. Longshore was elected as a director of our company in June 2014. He is a co-founder of Xtra-Gold and formerly served as our company’s President, Chief Executive Officer and Chief Financial Officer from March 4, 2007 to June 1, 2010 and a director from September 1, 2006 to June 1, 2010. Mr. Longshore has been overseeing our operations in Ghana as the General Manager of our subsidiaries, XG Mining and XGEL since 2009. Mr. Longshore has more than 20 years of business investment experience in resource companies.

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

Dr. Guy Joseph Della Valle, Ph.D., M.Sc., P.Geo. Temp.
Director

Dr. Della Valle was elected as a director of our company in June 2014. He is currently the Vice-President, Exploration of Buccaneer Gold Corp. since June 2011. Dr. Della Valle is a senior exploration geologist and possesses more than 30 years of experience in all phases of mineral exploration from green field to pre-feasibility study, including underground mining experience. He is also experienced with respect to property evaluation, due diligence, project generation for base metals, precious metals, rare earths and diamonds. Dr. Della Valle received his M.Sc. in Geology in 1973 and his Ph.D. in 1988 from the University of Lausanne, Switzerland.

During the prior five years, Dr. Della Valle has not been an officer and/or director of any other public companies.

Since September 2011, Dr. Della Valle has been overseeing exploration operations at our Banso and Muoso projects. Dr. Della Valle has not entered into a non-competition and non-disclosure agreement with our company.

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

Yves Pierre Clement, P. Geo.
Vice-President, Exploration

Mr. Clement was appointed Vice-President, Exploration of our company in May 2006. Mr. Clement has more than 26 years experience in the generation, evaluation and development of a wide variety of mineral resources hosted by a broad spectrum of geological environments in Canada and South America. Before joining our company, Mr. Clement was senior project geologist for Lake Shore Gold Corp. in the Timmins lode gold camp from August 2005 to April 2006 and was formerly exploration manager for Aurora Platinum Corp.’s Sudbury operations from August 2000 to July 2005. Before joining Aurora, Mr. Clement was senior project geologist/exploration manager for Southwestern Resources Corp. where he was responsible for the generation of precious and base metal exploration opportunities in Peru and Chile. Mr. Clement’s experience will allow us to further maximize the value of our existing portfolio of projects, as well as allowing us to expand our strategy of growth through strategic acquisitions.

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

Victor Nkansa, CA, BA, Economics, MBA, Finance
Vice-President, Ghana Operations

Mr. Nkansa was appointed as Vice-President, Ghana Operations of our company in December 2009. His responsibilities include overseeing our operations in Ghana under the supervision of our President and CEO, Paul Zyla and James Longshore, who is the President and General Manager of our Ghanaian subsidiaries. Mr. Nkansa is also the Secretary and a director of our Ghanaian subsidiaries. Mr. Nkansa is familiar and experienced with respect to obtaining mining leases, prospecting and reconnaissance licenses and the government regulations relating thereto and is knowledgeable in connection with environmental and forestry issues, immigration and customs affairs. His experience and background will assist us with respect to acquiring approvals, prospecting licenses, mining leases and related permits and renewals from the relevant government authorities to advance our operations in Ghana and acting as our primary government liaison in connection therewith. Mr. Nkansa has more than 29 years of business experience, the last 14 years of which have been in the mining industry. Since 2004, he has been the Controller of our Ghanaian subsidiaries where his responsibilities include the provision of accounting services and assisting with the facilitation of license renewals with respect to our property interests.

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

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2014.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)	Option- based awards (US$) (1)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
Paul Zyla	Director President Secretary (4)	2014 2014 2014	3,622 (2)(3) 31,690 (2)(3) -	- - -	- - -	3,622 (3) 31,690 (3) -
Richard W. Grayston	Director	2014	5,574 (3)	-	-	5,574 (3)
Peter Minuk	Director Secretary and Treasurer (5)	2014 2014	2,716 (3) 5,432 (3)	-	-	2,716 (3) 5,432 (3)
Robert J. Casaceli	Director (6)	2014	1,500	-	-	1,500
James H. Schweitzer	Director	2014	2,716 (3)	-	-	2,716 (3)
Dr. Guy Della Valle	Director (7)	2014	1,358 (3)	17,840	-	19,198 (3)
James Longshore	Director (7) General Manager, Ghana Operations	2014 2014	1,358 (3) 258,394 (2)(8)	-	-	1,358 (3) 258,394 (8)
John C. Ross	Chief Financial Officer	2014	24,446 (2)(3)	-	-	24,446 (3)
Yves P. Clement	Vice-President, Exploration	2014	122,231 (2)(3)	-	-	122,231 (3)
Victor Nkansa	Vice-President, Ghana Operations	2014	35,888 (2)(9)	-	-	35,888 (9)

(1)

The fair value of these options has been calculated in accordance with ASC718 under US GAAP. The grant date fair value does not materially differ from that calculated under the CICA Handbook or International Financial Reporting Standards. The methodology used to calculate the grant date fair value was the Black-Scholes method, with a volatility assumption of 95.00%, an expected life of 7.5 years and an interest free rate of 1.75%.

(2)	See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for consulting arrangements and/or consulting contracts with our company.

(3)	The compensation noted above under “Total Compensation” was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.9054.

(4)	Effective June 19, 2014, Mr. Zyla was appointed as Secretary of our company.

(5)	Effective June 19, 2014, Mr. Minuk was not re-appointed as Secretary and Treasurer of our company.

(6)	Effective June 19, 2014, Mr. Casaceli did not stand for election as a director of our company.

(7)	Effective June 19, 2014, Dr. Guy Della Valle and James Longshore were elected as directors of our company.

(8)

The consulting fees under “Compensation” were paid to Brokton International Ltd., a company of which Mr. Longshore is the sole officer, director and shareholder, for the provision of consulting services as the general manager of XG Mining and XGEL (see “Consulting Arrangements with General Manager, Ghana Operations”). Included in the compensation received by Mr. Longshore is $72,197 which is 50% of $144,394 paid by our company to Ravenclaw Mining Limited, a company of which Mr. Longshore is a shareholder and Managing Director.

(9)	The compensation noted above under “Total Compensation” was paid in Ghanaian cedis and was translated at the average exchange rate of GH¢1.00 = US$0.3690.

Stock Options Granted in 2014

During our fiscal year ended December 31, 2014, stock options were granted to the following director of our company.

Name	Date of Grant	Options Granted	Exercise Price	Expiry Date
Dr. Guy Della Valle	June 19, 2014	108,000	$0.50	June 19, 2024

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2014

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

Consulting Arrangements with President and Chief Executive Officer

Our Chief Executive Officer, Paul Zyla, provides the stewardship of our company, oversees day-to-day managerial functions of our business, reviews all business opportunities, reports to our Board of Directors and performs the duties and responsibilities generally associated with being the most senior executive of a reporting company. As of the date of this annual report, Mr. Zyla provides his services to our company on a month-to-month basis and is paid CAD$2,500 (US$2,264) per month to provide the foregoing services. Effective February 1, 2013, in consideration of cost-saving measures implemented by the Board, Mr. Zyla agreed to a temporary reduction in compensation from CAD$3,000 (US$2,716) to CAD$2,500 (US$2,264) per month which, as of the date of this annual report, remains in full force and effect and may be subject to further amendment. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Chief Executive Officer if his services are terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Chief Financial Officer

Our Chief Financial Officer, John Ross, provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties. We entered into a management consulting agreement with our Chief Financial Officer effective September 1, 2010 for the provision of his services to our company. This agreement is not for a defined term. Mr. Ross is paid CAD$500 (US$453) per day and is reimbursed for certain expenses incurred in performing his duties to our company. Our company may give written notice to our Chief Financial Officer of our intention to terminate this agreement on the date therein specified in the notice which shall in any event be a date at least 15 and not more than 30 days after giving of such notice. Mr. Ross may terminate this agreement at any time upon providing our company with 60 days’ notice. There is no provision for a payment to be made to our Chief Financial Officer if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, meets with government authorities and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors’ approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects. On March 1, 2011, we entered into a management consulting agreement with Mr. Clement for a term of three years which expired on March 1, 2014. As of the date of this annual report, we are negotiating the terms of a new management consulting agreement with him. Mr. Clement is paid CAD$11,250 (US$10,186) per month to provide the foregoing services. Effective February 1, 2013, in consideration of cost-saving measures implemented by the Board, Mr. Clement agreed to a temporary reduction in compensation from CAD$12,500 (USD$11,318) to CAD$11,250 (US$10,186) per month which, as of the date of this annual report, remains in full force and effect and may be subject to further amendment. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Consulting Arrangements with Vice-President, Ghana Operations

Our Vice-President, Ghana Operations, Victor Nkansa, oversees our operations in Ghana under the supervision of our President and CEO, Paul Zyla and James Longshore, who is the President and General Manager of our Ghanaian subsidiaries. Mr. Nkansa is also the Secretary and a director of our Ghanaian subsidiaries. His primary responsibilities are the provision of accounting services and assisting with the facilitation of obtaining mining leases, operating permits and prospecting license or renewals with respect to our property interests and acting as our primary liaison with the Government of Ghana. As of the date of this annual report, our Vice-President, Ghana Operations is paid 9,000 Cedis (US$3,330) per month by XG Mining to provide his consulting services on a month to month “as needed” basis. There is no provision for a payment to be made to our Vice-President, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

Board Committees

Our Board of Directors has established three committees, an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”). The members of these committees do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any cash remuneration for acting as members of the committees, however committee members may be awarded additional stock options for each committee served on. There are no director service contracts between Xtra-Gold and its directors providing for benefits upon termination of employment. The members of these committees are comprised entirely of independent non-related directors.

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

Our Audit Committee is composed of three directors; namely Richard Grayston, who is also Chair of our Audit Committee, James Schweitzer and Peter Minuk, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Board of Directors Independence

Our Board of Directors consists of six members; namely Richard Grayston (Chair), Paul Zyla, Peter Minuk, James Schweitzer, James Longshore and Dr. Guy Della Valle. Our Board of Directors has determined that Richard Grayston, James Schweitzer and Peter Minuk are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. Paul Zyla and James Longshore are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a “material relationship” with our company.

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

This committee also prepares and supervises our Board of Directors’ annual review of director independence and our Board of Directors’ annual self-evaluation. The Nominating and Corporate Governance Committee is composed of three directors; namely Richard W. Grayston, James Schweitzer and Peter Minuk, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

A majority of the persons serving on our Board of Directors must be “independent”. The Nominating and Corporate Governance Committee has considered transactions and relationships between each director or any member of his immediate family and us or our affiliates, including those reported under “Related Party Transactions” below and also reviewed transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. As a result of this review, the committee affirmatively determined that each of Messrs. Grayston, Schweitzer and Minuk are independent.

Nomination of Directors

The Nominating and Corporate Governance Committee considers all qualified candidates for our Board of Directors identified by members of the committee, by other members of our Board of Directors, by senior management and by our shareholders. The committee reviews each candidate including each candidate’s independence, skills and expertise based on a variety of factors, including the person’s experience or background in management, finance, regulatory matters and corporate governance. When identifying nominees to serve as director, the Nominating and Corporate Governance Committee seeks to create a Board of Directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance. In addition, before nominating an existing director for re-election to our Board of Directors, the Nominating and Corporate Governance Committee considers and reviews an existing director’s Board of Directors’ and committee meeting attendance and performance, length of Board of Directors’ service, experience, skills and contributions that the existing director brings to our Board of Directors, equity ownership in our company and independence.

The committee follows the same process and uses the same criteria for evaluating candidates proposed by members of our Board of Directors, members of senior management and shareholders. Based on its assessment of each candidate, the committee recommends candidates to our Board of Directors. However, there is no assurance that there will be any vacancy on our Board of Directors at the time of any submission or that the committee will recommend any candidate for our Board of Directors.

In addition to the each of the individual skills and background described above, our Nominating and Corporate Governance Committee and our Board of Directors also concluded that each of these individuals will continue to provide knowledgeable advice to our other directors and to senior management on numerous issues facing our company and on the development and execution of our strategy.

Compensation Committee

We established a Compensation Committee in November 2009. The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans. Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee’s charter authorizes the committee to retain an independent consultant, no third party compensation consultant was engaged for 2010. The Compensation Committee is composed of three directors; namely Richard Grayston, who is also Chair of our Compensation Committee, James Schweitzer and Peter Minuk, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Risk Management

We separate the role of our Chief Executive Officer and the Chairman of our Board of Directors. Our management has approval limits which it must not exceed without approval from our Board of Directors. These approval limits span hiring, asset purchases and the issuance of shares. Our Board of Directors administers its oversight function through three sub-committees which report to our full Board of Directors, being our Audit Committee, our Nominating and Corporate Governance Committee and our Compensation Committee. We are a very small company at this time and consider six members for our Board of Directors to be adequate for the purpose of directing its activities. Our Board of Directors self-assesses on an ongoing basis and has the scope to increase its size if the need is determined.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

Paul Zyla (3)	common	396,250	1.76%	1.76%
Richard W. Grayston (4)	common	48,000	0.60%	0.60%
Peter Minuk (5)	common	20,000	0.37%	0.37%
James H. Schweitzer (6)	common	250,000	0.78%	0.78%
James Longshore (7)	common	3,028,355	7.95%	7.95%
Dr. Guy Joseph Della Valle (8)	common	0	0.24%	0.24%
John C. Ross (9)	common	0	0.20%	0.20%
Yves P. Clement (10)	common	0	0.93%	0.93%
Victor Nkansa (11)	common	0	0.06%	0.06%
Directors and Officers as a Group		3,742,605	12.88%	12.88%

(1)	Based on 45,726,417 common shares outstanding as at March 30, 2015 and as if all of the options (2,147,000 as a group) were exercised held by directors and officers were converted to common shares.
(2)	Based on 45,726,417 common shares outstanding as at March 30, 2015 and as if only the vested options (2,147,000 as a group) held by directors and officers were converted to common shares.
(3)	Paul Zyla owns 396,250 common shares and holds a total of 408,000 stock options with exercise prices and expiry dates as set out in the table below.
(4)	Richard W. Grayston owns 48,000 common shares and holds a total of a total of 225,000 stock options with exercise prices and expiry dates as set out in the table below.
(5)	Peter Minuk owns 20,000 common shares and holds a total of 150,000 stock options with exercise prices and expiry dates as set out in the table below.
(6)	James H. Schweitzer owns 250,000 common shares and holds 108,000 stock options with an exercise price and expiry date as set out in the table below.
(7)

James Longshore owns 3,028,355 common shares of which 120,000 common shares are owned directly, 2,000,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 908,355 common shares are owned indirectly through Sausilito Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore. Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table. Mr. Longshore holds a total of 607,000 stock options with exercise prices and expiry dates as set out in the table below.

(8)	Dr. Guy Joseph Della Valle holds 108,000 stock options with an exercise price and expiry date as set out in the table below.
(9)	John Ross holds 90,000 stock options with an exercise price and expiry date as set out in the table below.
(10)	Yves P. Clement holds a total of 424,000 stock options with exercise prices and expiry dates as set out in the table below.
(11)	Victor Nkansa holds 27,000 holds stock options with exercise prices and expiry dates as set out in the table below.

Options to Purchase Securities

10% Rolling Stock Option Plan

On May 12, 2011, our Board of Directors considered and believed that it was advisable and in the best interests of our company to terminate our fixed 2005 Equity Incentive Compensation Plan and authorized, approved and adopted our 10% rolling stock option plan (the “Option Plan”). Our Option Plan was approved by our shareholders at our annual and special meeting of shareholders held on June 10, 2011 and we received final acceptance of our Option Plan from the TSX on July 13, 2011. In accordance with TSX policy, all unallocated options or other entitlements to a compensation arrangement which does not have a fixed number of securities reserved for issuance must be approved every three years by our Board of Directors and our shareholders. On March 26, 2014, our Board of Directors approved our Option Plan for a further three year period (the “2014 Plan”). The 2014 Plan was approved by our shareholders at our annual and special meeting of shareholders held on June 19, 2014 and we received final acceptance of our 2014 Plan from the TSX on June 26 2014.

Pursuant to our 2014 Plan, our company may issue no more than 10% of our issued and outstanding common shares in the aggregate from time to time, and a maximum of 5% of the common shares may be issued to any one director, officer, key employee or other eligible person, except consultants, in any 12 month period, unless disinterested stockholder approval is obtained. The maximum number of common shares that may be issued to a consultant under our 2014 Plan in a 12 month period shall not exceed 2% of the common shares outstanding. The number of securities issuable to our company’s insiders (as defined in National Instrument 55-104 - Insider Reporting Requirements), at any time, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities and the number of securities issued to insiders, within any one-year period, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities. Common shares used for stock grants and our 2014 Plan options may be authorized and unissued common shares or common shares reacquired by our company. Common shares covered by our 2014 Plan options which terminate unexercised or common shares subject to stock awards which are forfeited or cancelled will again become available for grant as additional options or stock awards, without decreasing the maximum number of common shares issuable under our 2014 Plan.

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated. As at the date of this annual report, 4,256,117 common shares have been reserved for issuance under our 2014 Plan. During our fiscal year, 108,000 options were granted to a director of our company. As at the date of this annual report, there are 2,426,000 options outstanding to purchase an aggregate of 2,426,000 common shares (taking into account the grant of 108,000 options in June 2014). The 2,426,000 common shares reserved for the exercise of 2,426,000 options represent 5.31 % of the 45,726,417 common shares currently issued and outstanding. Options to purchase 4,572,641 common shares are currently available for grant under our 2014 Plan, being 10% of the 45,726,417 common shares currently issued and outstanding less the 2,426,000 shares reserved for the 2,426,000 options currently outstanding and less 110,000 options granted to and exercised by a consultant of our company in January 2012.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2014, as well as the number of options granted to directors and all consultants as a group. The exercise prices of the stock options are stated in Canadian dollars.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
Paul Zyla	President, CEO, Secretary and Director	108,000 300,000	$0.50 $0.50	January 25, 2020 December 31, 2022
Richard W. Grayston	Chairman of the Board and Director	162,000 63,000	$0.50 $0.50	May 1, 2017 June 1, 2020
Peter Minuk	Director	108,000 42,000	$0.50 $0.50	May 1, 2017 June 1, 2020
James H. Schweitzer	Director	108,000	$0.50	June 10, 2021
Dr. Guy Della Valle	Director	108,000	$0.50	June 19, 2024
James Longshore	General Manager, Ghana Operations and Director	162,000 63,000 382,000	$0.50 $0.50 $0.50	May 1, 2017 June 1, 2020 December 31, 2022
John C. Ross	Chief Financial Officer	90,000	$0.50	July 1, 2020
Yves P. Clement	Vice-President, Exploration	324,000 100,000	$0.50 $0.50	May 1, 2016 March 1, 2021
Victor Nkansa	Vice-President, Ghana Operations	12,000 15,000	$0.50 $0.50	June 1, 2020 March 1, 2021

As a group, seven officers and six directors hold 2,147,000 stock options as at December 31, 2014.
As a group, seven officers, six directors and four consultants hold 2,426,000 stock options as at December 31, 2014.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Our company’s registered shareholders’ list for our common shares, dated March 10, 2015, showed 145 registered shareholders and 45,726,417 shares outstanding of which 15 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 32,690,034 common shares representing 71.49% of the issued and outstanding shares of Xtra-Gold.

The following table lists the only persons or companies, known by our company, to beneficially own more than 5% of our voting securities. There has been no significant change in the percentage ownership held by any major shareholders during the past three years. Our company’s major shareholders do not have different voting rights.

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS

James Longshore (1)(2)	common	3,028,355	7.95% (2)

(1)

James Longshore owns 3,028,355 common shares of which 120,000 common shares are owned directly, 2,000,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 908,355 common shares are owned indirectly through Sausilito Ltd. is a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore. Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table. Mr. Longshore holds a total of 607,000 stock options with exercise prices and expiry dates as set out in the table under “Stock Options Outstanding”.

(2)	Based on 45,726,417 common shares outstanding as at March 30, 2015 and as if all of the stock options were exercised.

B.	Related Party Transactions

During the years ended December 31, 2014, 2013 and 2012, our company entered into the following transactions with related parties:

		December 31,	December 31,		December 31,
		2014	2013		2012
Consulting fees paid or accrued to officers or their companies		$472,649	$458,976		$371,340
Directors’ fees		18,845	18,535		34,002
Stock option grants to officers and directors		108,000	-		682,000
Stock option grant price range	$	CAD$0.50	$-	$	CAD0.85

The amounts charged to our company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties. Of the total consulting fees noted above, $144,394 was paid by our company to a private company of which a related party is a shareholder and director and received $72,197 of this amount. An amount of $28,974 (2013 - $nil) was due from a company with common directors and/or officers.

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

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Act of 1934 and, as such, there is no requirement to provide any information under this sub-item.

Item 8	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this annual report are filed under Item 18 of this annual report.

Legal and Arbitration Proceedings

Our company is not involved as a named party in any legal or arbitration proceedings, however during the year ended December 31, 2014, there were three pending or threatened litigation, asserted or unasserted claims or assessments made against our subsidiary, XG Mining. We have summarized these legal proceedings as follows:

•	Summary of First Legal Proceeding

•

The plaintiff who is a member of the Local District Assembly filed a civil lawsuit against XG Mining and its two named directors, James Longshore, who is a director of our company and Victor Nkansa, who is an officer of our company, alleging that they had made and published certain false allegations against the plaintiff. The purported allegations against the plaintiff relates to 2,000.00 cedis (US$537.00) and 100 bags of cement that our company had provided to the plaintiff for the benefit of the town of Kwabeng which the plaintiff pleads XG Mining alleged were appropriated by the plaintiff for his own personal use. This plaintiff commenced this legal proceeding against XG Mining, James Longshore and Victor Nkansa jointly and severally for defamation and claims a sum of 1,000,000 cedis (approximately US$300,000) for general damages for injury caused to the plaintiff’s reputation.

XG Mining, James Longshore and Victor Nkansa have entered an appearance to defend this legal proceeding and have filed a statement of defence denying that they made any such false publications against this plaintiff. James Longshore and Victor Nkansa have also filed an application to the court to have their names struck out as parties to this legal proceeding, which is still pending for hearing by the High Court. In the event that the defendants are found liable, based upon the law as applied by the Supreme Court, which is the highest court in Ghana, the plaintiff will only be entitled to an aware of nominal damages as he has not claimed or pleaded any facts to show that he suffered any special damages.

•	Summary of Second Legal Proceeding

•

The plaintiff noted above in the first legal proceeding also filed a civil lawsuit on his own behalf and as attorney for the local Kwabeng community against XG Mining, James Longshore and Victor Nkansa, alleging that the mining activities of XG Mining at Kwabeng were illegal and causing damage to the land and properties of the local community and the environment. This plaintiff is seeking the court to declare the mining activities of XG Mining illegal and to award damages in the sum of one hundred billion cedis (approximately US$30,000,000) against the defendants for destruction of the entire community as a consequence of the alleged illegal mining operations and an injunction to restrain the defendants from continuing their illegal mining operations.

XG Mining, James Longshore and Victor Nkansa have entered an appearance and filed a statement of defence to contest the plaintiff’s claim. We believe that the defendants have a good defence as the plaintiff’s allegations that the mining operations of XG Mining are illegal are false. XG Mining holds a valid gold mining lease granted by the Government of Ghana over the Kwabeng concession and has also obtained all of the requisite regulatory permits and approvals to conduct gold mining operations on the Kwabeng lease area. Pleadings have closed. The former trial would commence after the court has settled the legal issues for determination between the parties. The plaintiff has not taken any further step after the statement of defence was filed.

•	Summary of Third Legal Proceeding (pending)

•

A claim of annual ground rent by the Administrator of Stool Lands has not yet been filed in court. The office of the Administrator of Stool Lands is responsible for the collection of annual ground rent in respect of the five mining leases held by XG Mining at the Kwabeng, Pameng, Apapam, Banso and Muoso concessions and has served notices demanding increased ground rents for the years 2012, 2013 and 2014. The aggregate amount is approximately 3,000,000 cedis (approximately US$900,000).

XG Mining has responded to the increased rent demand notices challenging them as being unlawful because the rents were not prescribed by the Minister for Lands and Natural Resources as required by the Minerals and Mining Act 2006 (Act 703). XG Mining has decided to take this matter to the Supreme Court of Ghana to determine whether the increased rent demands were lawfully passed in accordance with the 1992 Constitution of Ghana.

Dividends

Our company has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Our company does not presently have any intention of paying dividends. Our future dividend policy will be determined by our Board of Directors of the basis of earnings, financial requirements and other relevant factors.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2014, other than property update activities as reported in Note 6 to our financial statements for the year ended December 31, 2014 which are disclosed in this annual report.

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

The following table lists the annual high and low market prices on the TSX and the OTC Bulletin Board for the five most recent financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL YEAR ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2014	$0.425	$0.10	$0.38	$0.08
December 31, 2013	$0.87	$0.34	$0.84	$0.319
December 31, 2012	$1.50	$0.62	$1.49	$0.66
December 31, 2011	$2.35	$1.34	$2.37	$1.30
December 31, 2010	$2.45	$1.90	$2.51	$0.91

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the full financial quarters for the two most recent full financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL QUARTER ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2014	$0.145	$0.10	$0.23	$0.08
September 30, 2014	$0.315	$0.24	$0.30	$0.218
June 30, 2014	$0.35	$0.26	$0.33	$0.238
March 31, 2014	$0.425	$0.30	$0.38	$0.287
December 31, 2013	$0.435	$0.34	$0.425	$0.319
September 30, 2013	$0.54	$0.39	$0.5631	$0.385
June 30, 2013	$0.75	$0.53	$0.765	$0.52
March 31, 2013	$0.87	$0.62	$0.84	$0.62

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the most recent six months.

	TSX		OTC BULLETIN BOARD
FOR THE MONTH ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
February 28, 2015	$0.25	$0.165	$0.206	$0.139
January 31, 2015	$0.20	$0.115	$0.163	$0.104
December 31, 2014	$0.145	$0.10	$0.128	$0.10
November 30, 2014	$0.16	$0.135	$0.15	$0.111
October 31, 2014	$0.27	$0.13	$0.23	$0.08
September 30, 2014	$0.305	$0.265	$0.30	$0.23

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies. Our common shares fluctuated during 2014 from a low of $0.08 to a high of $0.38 and during the most recent six months our common shares fluctuated from a low of $0.08 to a high of $0.30. Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration. There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

E.	Taxation

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls. Based on this assessment, our management has concluded that as of December 31, 2014, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16	[reserved]

Item 16A	Audit Committee Financial Expert

Our Board of Directors has determined that each of Richard W. Grayston, James H. Schweitzer and Peter Minuk, is an “audit committee financial expert” as defined in Item 16.A of Form 20-F. In general, an “audit committee financial expert” is an individual member of the audit committee who:

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

 100

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

Item 16C          Principal Accountant Fees and Services

During the financial years ended December 31, 2014, 2013 and 2012, Davidson & Company LLP, Chartered Accountants, served as Xtra-Gold’s external auditor.

Audit Fees

Audit fees are the aggregate fees billed by Davidson & Company for the audit of Xtra-Gold’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by our company’s external auditors for the year ended December 31, 2014 was $45,000 pending Board approval and $35,000 for the year ended December 31, 2013 and $60,000 for the year ended December 31, 2012.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company’s external auditors that are reasonably related to the performance of the audit or review of our company’s quarterly financial statements and are not reported above under “Audit Fees.” Our company paid Davidson & Company $nil for audit-related fees for the year ended December 31, 2014 and $9,500 for audit-related fees for the year ended December 31, 2013 and $27,750 for audit-related fees for the year ended December 31, 2012.

Tax Fees

Tax fees consist of professional services rendered by our company’s external auditors for tax compliance and tax advice. Our company paid Davidson & Company $1,530 for tax fees for the year ended December 31, 2014, $3,000 for tax fees for the year ended December 31, 2013 and $2,500 for tax fees for the year ended December 31, 2012.

All Other Fees

All other fees consist of fees for other miscellaneous items. There were no other fees in connection services provided or billed by our company’s external auditors in the years ended December 31, 2014, 2013 and 2012.

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our company’s external auditors. Under the procedure, our Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by our Audit Committee. The audit and tax fees paid to the external auditors with respect to 2014 were pre-approved by our Audit Committee.

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

Our company renewed the 2013 Bid for a further one year period commencing on February 17, 2014 (the “2014 Bid”), with the acceptance of the TSX. Pursuant to the 2014 Bid, our company could purchase 4,119,002 common shares which, at that time, represented approximately 10% of our company’s public float. The 2014 Bid expired on February 16, 2015. Our company purchased an aggregate of 533,500 common shares under the 2014 Bid which were cancelled.

Further details relating to the 2014 Bid are noted in the table directly below and in the footnotes following the table, which sets forth information as at the date of this annual report.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month 1 (February 17 to 28, 2014)	0	N/A	0	4,119,002
Month 2 (March 1 to 31, 2014)	100,000	0.37	100,000	4,019,002
Month 3 (April 1 to 30, 2014)	139,500	0.32	139,500	3,879,502
Month 4 (May 1 to 31, 2014)	89,000	0.28	89,000	3,790,502
Month 5 (June 1 to 30, 2014)	60,000	0.28	60,000	3,730,502
Month 6 (July 1 to 31, 2014)	0	N/A	0	3,730,502
Month 7 (August 1 to 31, 2014)	0	N/A	0	3,730,502
Month 8 (September 1 to 30, 2014)	60,000	0.27	60,000	3,670,502
Month 9 (October 1 to 31, 2014)	0	N/A	0	3,670,502
Month 10 (November 1 to 30, 2014)	0	N/A	0	3,670,302
Month 11 (December 1 to 31, 2014)	0	N/A	0	3,670,802
Month 12 (January 1, 2015 to February 16, 2015)	85,000	0.13	85.000	3,585,502
Total Shares Repurchased	533,500	0.275	533,500

Footnotes

•	The average price paid per share in the above table is in Canadian dollars.

•	The 2014 Bid was announced in a news release on February 13, 2014 (as reported by our company on Form 6-K filed on February 17, 2014).

•	Under the 2014 Bid, our company could repurchase an aggregate of 4,119,002 common shares. The price paid for the common shares was the market price at the time of purchase.

•

The results of the 2014 Bid will be set forth in the management information circular that will form part of the meeting materials to be sent to our shareholders relating to our annual and special meeting of shareholders to be held on June 22, 2015.

•	As at the date of this annual report, we have not renewed the 2014 Bid for a further one year period, however, our Board may decide to do so at a later date.

Item 16F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G	Corporate Governance

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

Our Audit Committee is composed of three directors; namely Richard Grayston, who is also Chair of our Audit Committee, James Schweitzer and Peter Minuk, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Board of Directors Independence

Our Board of Directors consists of six members; namely Richard Grayston (Chair), Paul Zyla, Peter Minuk, James Schweitzer, Dr. Guy Joseph Della Valle and James Longshore. Our Board of Directors has determined that Richard Grayston, James Schweitzer, Peter Minuk and Dr. Guy Joseph Della Valle are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. Paul Zyla and James Longshore are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a “material relationship” with our company.

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

This committee also prepares and supervises our Board of Directors’ annual review of director independence and our Board of Directors’ annual self-evaluation. The Nominating and Corporate Governance Committee is composed of three directors; namely Richard W. Grayston, James Schweitzer and Peter Minuk, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

A majority of the persons serving on our Board of Directors must be “independent”. The Nominating and Corporate Governance Committee has considered transactions and relationships between each director or any member of his immediate family and us or our affiliates, including those reported under “Certain Relationships and Related Transactions” below and also reviewed transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. As a result of this review, the committee affirmatively determined that each of Messrs. Grayston, Schweitzer and Minuk are independent.

Nomination of Directors

The Nominating and Corporate Governance Committee considers all qualified candidates for our Board of Directors identified by members of the committee, by other members of our Board of Directors, by senior management and by our shareholders. The committee reviews each candidate including each candidate’s independence, skills and expertise based on a variety of factors, including the person’s experience or background in management, finance, regulatory matters and corporate governance. When identifying nominees to serve as director, the Nominating and Corporate Governance Committee seeks to create a Board of Directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance. In addition, before nominating an existing director for re-election to our Board of Directors, the Nominating and Corporate Governance Committee considers and reviews an existing director’s Board of Directors’ and committee meeting attendance and performance, length of Board of Directors’ service, experience, skills and contributions that the existing director brings to our Board of Directors, equity ownership in our company and independence.

The committee follows the same process and uses the same criteria for evaluating candidates proposed by members of our Board of Directors, members of senior management and shareholders. Based on its assessment of each candidate, the committee recommends candidates to our Board of Directors. However, there is no assurance that there will be any vacancy on our Board of Directors at the time of any submission or that the committee will recommend any candidate for our Board of Directors.

Compensation Committee

We established a Compensation Committee in November 2009. The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans. Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee’s charter authorizes the committee to retain an independent consultant, no third party compensation consultant was engaged for 2010. The Compensation Committee is composed of three directors; namely Richard Grayston, who is also Chair of our Compensation Committee, James Schweitzer and Peter Minuk, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

•	Audited Financial Statements for the Years Ended December 31, 2014, 2013 and 2012

	•	Report of Independent Registered Public Accounting Firm dated March 31, 2015
	•	Consolidated Balance Sheets as at December 31, 2014, December 31, 2013 and December 31, 2012
	•	Consolidated Statements of Operations and Comprehensive Loss for the 12 months ended December 31, 2014, 2013 and 2012
	•	Consolidated Statements of Cash Flows for the 12 months ended December 31, 2014, 2013 and 2012
	•	Consolidated Statement of Shareholders’ Equity
	•	Notes to the Consolidated Financial Statements

Item 19	Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)

(1)	Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed April 3, 2013.
(2)	Filed as an exhibit to this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F for the year ended December 31, 2014 on its behalf.

XTRA-GOLD RESOURCES CORP.

/s/ Paul Zyla

By ________________________________________
Paul Zyla

President and Chief Executive Officer

Date: March 31, 2015

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Xtra-Gold Resources Corp. and subsidiaries
(an Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Xtra-Gold Resources Corp. and subsidiaries (an Exploration Stage Company) (the “Company”) as of December 31, 2014, 2013, and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended. Xtra-Gold Resources Corp. and subsidiaries’ management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xtra-Gold Resources Corp. and subsidiaries as of December 31, 2014, 2013, and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

March 30, 2015

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
AS AT

	December 31,	December 31,	December 31,
	2014	2013	2012

ASSETS

Current
Cash and cash equivalents	$850,736	$1,305,281	$2,308,916
Investment in trading securities, at fair value cost of $710,297 (December 31, 2013 - $779,097, December 31, 2012 - $766,331) (Note 4)	81,012	141,030	260,434
Receivables and other assets	103,047	270,884	123,172
Inventory	89,938	—	—
Total current assets	1,124,733	1,717,195	2,692,522

Restricted cash (Note 7)	221,322	221,322	220,961
Equipment (Note 5)	632,735	820,813	1,065,472
Mineral properties (Note 6)	734,422	857,422	857,422

TOTAL ASSETS	$2,713,212	$3,616,752	$4,836,377

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$230,798	$310,912	$404,507
Asset retirement obligation (Note 7)	96,395	—	—
Warrant liability (Note 8)	—	992	339,589
Total current liabilities	327,193	311,904	744,096
Asset retirement obligations	—	203,395	187,395

Total liabilities	327,193	515,299	931,491

Shareholders' equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
45,811,417 common shares (December 31, 2013 – 46,263,917 common shares, December 31, 2012 – 46,539,917 common shares)	45,811	46,264	46,540
Additional paid in capital	30,990,260	31,018,184	31,070,399
Deficit	(1,427,764)	(1,427,764)	(1,427,764)
Deficit accumulated during the exploration stage	(26,247,372)	(25,553,473)	(24,811,380)

Total Xtra-Gold Resources Corp. shareholders' equity	3,360,935	4,083,211	4,877,795
Non-controlling interest	(974,916)	(981,758)	(972,909)

Total shareholders' equity	2,386,019	3,101,453	3,904,886

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,713,212	$3,616,752	$4,836,377

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 13)
	“Paul Zyla”	“Richard W. Grayston”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2014	2013	2012

EXPENSES
Amortization	$188,078	$244,659	$304,555
Exploration	428,619	985,107	4,906,777
General and administrative	438,506	468,938	1,986,604
Options receipts in excess of property value (Note 6)	—	—	(135,000)

LOSS BEFORE OTHER ITEMS	(1,055,203)	(1,698,704)	(7,062,936)

OTHER ITEMS
Foreign exchange gain (loss)	(19,592)	(93,155)	21,684
Interest expense	(8,169)	(11,053)	(5,185)
Realized gain on sales of trading securities	9,051	21,440	379,363
Net unrealized loss on trading securities	(35,268)	(193,612)	(805,953)
Other income	9,980	342	110,424
Recovery of gold	411,152	1,015,203	70,556
Loss contingency (Note 13)	—	(130,000)	—
Warrant gain (expense) (Note 8)	992	338,597	(339,589)

	368,146	947,762	(568,700)

Consolidated loss and comprehensive loss for the year	(687,057)	(750,942)	(7,631,636)

Net loss (gain) and comprehensive loss (gain) attributable to non-controlling interest	(6,842)	8,849	466,378

Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	$(693,899)	$(742,093)	$(7,165,258)

Basic and diluted loss attributable to common shareholders per common share	$(0.02)	$(0.02)	$(0.16)

Basic and diluted weighted average number of common shares outstanding	45,996,481	46,481,748	44,698,113

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(687,057)	$(750,942)	$(7,631,636)
Items not affecting cash:
Amortization	188,078	244,659	304,555
Accretion of asset retirement obligation	16,000	16,000	16,000
Stock-based compensation	108,302	58,055	1,041,591
Warrant expense (gain)	(992)	(338,597)	339,589
Options receipts in excess of property value	—	—	(135,000)
Unrealized foreign exchange (gain) loss	11,969	11,316	(42,860)
Realized gain on sale of trading securities	(9,051)	(21,440)	(379,363)
Purchase of trading securities	(118,289)	(174,547)	(82,031)
Proceeds on sale of trading securities	140,121	110,463	1,969,511
Unrealized loss on trading securities	35,268	193,612	805,953

Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	167,837	(147,712)	221,337
(Increase) decrease in inventory	(89,938)	—	—
Increase (decrease) in accounts payable and accrued liabilities	(80,114)	(93,595)	(341,353)

Net cash used in operating activities	(317,866)	(892,728)	(3,913,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of capital stock	(136,679)	(110,546)	(54,831)
Issuance of capital stock, net of financing costs	—	—	1,643,701
Net cash provided by (used in) financing activities	(136,679)	(110,546)	1,588,870

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	—	(361)	—
Option payments received	—	—	135,000
Net cash used in investing activities	—	(361)	135,000

Change in cash and cash equivalents during the year	(454,545)	(1,003,635)	(2,189,837)

Cash and cash equivalents, beginning of the year	1,305,281	2,308,916	4,498,753

Cash and cash equivalents, end of the year	$850,736	$1,305,281	$2,308,916

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in U.S. Dollars)

					Deficit
	Common Stock				Accumulated
			Additional		During the	Non-
	Number		Paid in		Exploration	Controlling
	of Shares	Amount	Capital	Deficit	Stage	Interest	Total
Balance, December 31, 2011	44,569,217	$44,569	$28,441,909	$(1,427,764)	$(17,646,122)	$(506,531)	$8,906,061
Exercise of stock options at $1.00 per share	110,000	110	109,890	—	—	—	110,000
Private placement of units at CAD$0.85 per share	1,929,000	1,929	1,658,096	—	—	—	1,660,025
Share issuance costs	—	—	(126,324)	—	—	—	(126,324)
Stock-based compensation	—	—	1,041,591	—	—	—	1,041,591
Repurchase of shares	(68,300)	(68)	(54,763)	—	—	—	(54,831)
Loss for the year	—	—	—	—	(7,165,258)	(466,378)	(7,631,636)
Balance, December 31, 2012	46,539,917	$46,540	$31,070,399	$(1,427,764)	$(24,811,380)	$(972,909)	$3,904,886
Stock-based compensation	—	—	58,055	—	—	—	58,055
Repurchase of shares	(276,000)	(276)	(110,270)	—	—	—	(110,546)
Loss for the year	—	—	—	—	(742,093)	(8,849)	(750,942)
Balance, December 31, 2013	46,263,917	$46,264	$31,018,184	$(1,427,764)	(25,553,473)	$(981,758)	$3,101,453
Stock-based compensation	—	—	108,302	—	—	—	108,302
Repurchase of shares	(452,500)	(453)	(136,226)	—	—	—	(136,679)
Loss for the year	—	—	—	—	(693,899)	6,842	(687,057)
Balance, December 31, 2014	45,811,417	$45,811	$30,990,260	$(1,427,764)	(26,247,372)	$(974,916)	$2,386,019

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Silverwing Systems Corporation (the “Company”), a Nevada corporation, was incorporated on September 1, 1998. On June 23, 1999, the Company completed the acquisition of Advertain On-Line Canada Inc. (“Advertain Canada”), a Canadian company operating in Vancouver, British Columbia, Canada. The Company changed its name to Advertain On-Line Inc. (“Advertain”) on August 19, 1999. Advertain Canada's business was the operation of a web site, “Advertain.com”, whose primary purpose was to distribute entertainment advertising on the Internet.

In May 2001, the Company, being unable to continue its funding of Advertain Canada's operations, decided to abandon its interest in Advertain Canada. On June 15, 2001, the Company sold its investment in Advertain Canada back to Advertain Canada's original shareholder. On June 18, 2001, the Company changed its name from Advertain to RetinaPharma International, Inc. (“RetinaPharma”) and became inactive.

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

On October 20, 2005, XGRI changed its name to Xtra Energy Corp. (“Xtra Energy”).

On October 20, 2005, the Company incorporated Xtra Oil & Gas Ltd. (“XOG”) in Alberta, Canada. This subsidiary was struck from the records in 2014.

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

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. The Company has incurred a loss of $693,899 for the year ended December 31, 2014 and has accumulated a deficit during the exploration stage of $26,247,372. Results for the year ended December 31, 2014 are not necessarily indicative of future results. However, these losses raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company's obligations. At December 31, 2014, the Company has working capital of $797,540, which would not be sufficient to fund the required exploration programs for a period greater than 12 months. The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

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

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2014, December 31, 2013, and December 31, 2012, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

No allowance for doubtful accounts has been provided. Management has evaluated all receivables and believes they are all collectible.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company's trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%
Vehicles	30%
Mining equipment	20%

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

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation (cont'd...)

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

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the year. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of December 31, 2014, there were nil warrants (December 31, 2013 – 964,500, December 31, 2012 – 964,500) and 2,426,000 stock options (December 31, 2013 – 2,489,000, December 31, 2012 – 2,639,000) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

Foreign exchange

The Company's functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. The Company has its cash primarily in commercial banks in Toronto, Ontario, Canada.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

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

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2014, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2014	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents	$850,736	$850,736	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	81,012	81,012	—	—
Total	$1,153,070	$1,153,070	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of December 31, 2014 and December 31, 2013 and December 31, 2012, the Company has exceeded the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The Company sells all gold recovered to one licensed export agent in Ghana. There is no contract in place and the Company is able to switch suppliers at its discretion.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Recent accounting pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update(ASU) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810,Consolidation”. This ASU does the following, among other things: a) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders' equity, b) eliminates the need to label the financial statements as those of a development stage entity, c) eliminates the need to disclose a description of the development stage activities in which the entity is engaged, and d) amends FASB ASC 275, “Risks and Uncertainties”, to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and adopted beginning with the period ended December 31, 2014.

4.	INVESTMENTS IN TRADING SECURITIES

At December 31, 2014, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of December 31, 2014, the fair value of trading securities was $81,012 (December 31, 2013 – $141,030, December 31, 2012 – $260,434).

5.	EQUIPMENT

	December 31, 2014
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	930,979	533,499
Vehicles	333,989	234,753	99,236
	$1,827,099	$1,194,364	$632,735

	December 31, 2013
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	785,431	679,047
Vehicles	333,989	192,223	141,766
	$1,827,099	$1,006,286	$820,813

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

5.	EQUIPMENT (cont'd...)

	December 31, 2012
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	601,528	862,950
Vehicles	333,989	131,467	202,522
	$1,827,099	$761,627	$1,065,472

6.	MINERAL PROPERTIES

	December 31,	December 31,	December 31,
	2014	2013	2012

Acquisition costs	$1,607,729	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	131,133	131,133
Option payments received	(881,440)	(881,440)	(881,440)
Total	$734,422	$857,422	$857,422

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

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license (“PL”) securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects. This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project. Subsequent to the year ended December 31, 2010, the Government of Ghana granted two mining leases for these Projects dated January 6, 2011. These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project. These mining leases supersede the PL previously granted to the Company. Among other things, both mining leases require that the Company (i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter); (ii) pay annual ground rent of GH¢260.00 (USD$167) for the Banso Project and GH¢280.00 (USD$180) for the Muoso Project; (iii) commence commercial production of gold within two years from the date of the mining leases; and (iv) pay a production royalty to the Government of Ghana. The Company has filed for the necessary permits to commence work on the project. The permits were approved and work has commenced on the properties.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

6.	MINERAL PROPERTIES (cont'd...)

The Company executed a letter of intent (“LOI”) with Buccaneer Gold Corp. (“Buccaneer”), formerly Verbina Resources Inc., a company related by two directors in common, on July 21, 2010 whereby Buccaneer could acquire an undivided 55% interest in the Company's interest in the mineral rights of the Company's Banso and Muoso concessions (“Concessions”). On January 21, 2011, the terms of the agreement were amended.

Pursuant to the 2011 LOI, Buccaneer can acquire a 55% legal and beneficial interest in the Company's interest in the mineral rights of the Concessions (the “55% Interest”) pursuant to the following terms: Buccaneer shall (i) provide the Company, by February 28, 2011, with notice of its satisfactory completion of due diligence of the Concessions (provided on January 21, 2011), and receipt of regulatory acceptance by the TSX Venture Exchange of the 2011 LOI (received on February 16, 2011) (the “Effective Date”); (ii) make a cash payment to the Company of $425,000 consisting of $100,000 upon the Effective Date and $325,000 within 90 days of the Effective Date (received); (iii) issue 1,000,000 fully paid and non-assessable common shares of Buccaneer to the Company upon the Effective Date (issued in the March 2011 quarter); (iv) incur a total of $4,425,000 in exploration expenditures on the Concessions within five (5) years of the Effective Date with $500,000 to be incurred in the first year (completed) from the Effective Date and $1,000,000 in each year thereafter, except that in the final year the exploration expenditures shall be a minimum of $925,000; and (v) pay to the Company $300,000 in connection with a Versatile Time-domain Electromagnetic (“VTEM”), Magnetic and Radiometric survey to be flown over the Concessions by the Company, which payment shall be credited toward the $500,000 in exploration expenditures referred to above in subparagraph (iv). In 2013, the Company agreed to extend the term to complete exploration spending by a further two years.

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

Mining lease and prospecting license commitments

The Company is committed to expend, from time to time fees payable (a) to the Minerals Commission for: (i) an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence); (ii) a grant of a mining lease (currently $100,000); (iii) an extension of a mining lease (currently $100,000); (iv) annual operating permits; and (v) the conversion of a reconnaissance license to a prospecting license (currently $20,000); (b) to the Environmental Protection Agency (“EPA”) (of Ghana) for: (i) processing and certificate fees with respect to EPA permits; (ii) the issuance of permits before the commencement of any work at a particular concession; or (iii) the posting of a bond in connection with any mining operations undertaken by the Company; (c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed; and (d) an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the areas covered by the Company's mining leases and future reconnaissance and prospecting licenses and such other financial commitments arising out of any approved exploration programs in connection therewith.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

7.	ASSET RETIREMENT OBLIGATION

	December 31,	December 31,	December 31,
	2014	2013	2012

Balance, beginning of year	$203,395	$187,395	$171,395
Change in obligation	(123,000)	—	—
Accretion expense	16,000	16,000	16,000
Balance, end of year	$96,395	$203,395	$187,395

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated time of reclamation of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $96,395 (2013 - $220,000, 2012 - $220,000). The revised 2014 amount is expected to be settled within the current year prior to further development of the projects. The change in estimate was based on actual historical reclamation costs per acre of land and acres to be reclaimed. During the 2013 and 2012 years, the obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 2%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$221,322 which has been recorded in restricted cash.

8.	CAPITAL STOCK

Cancellation of shares

During the year ended December 31, 2012, a total of 68,300 common shares were re-purchased for $54,831 and cancelled.

During the year ended December 31, 2013, a total of 276,000 common shares were re-purchased for $110,546 and cancelled.

During the year ended December 31, 2014, a total of 452,500 common shares were re-purchased for $136,679 and cancelled.

Issuance of shares

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

The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders. The Board approved all unallocated options under the Option Plan on March 26, 2014 which was approved by the Company's shareholders at the annual and special meeting held on June 19, 2014.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

8.	CAPITAL STOCK (cont'd...)

Stock options (cont'd...)

At December 31, 2014, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

324,000	CDN$0.50	May 1, 2016
270,000	CDN$0.50	March 5, 2017
162,000	CDN$0.50	March 12, 2017
108,000	CDN$0.50	January 25, 2020
216,000	CAD$0.50	February 1, 2020
228,000	CDN$0.50	June 1, 2020
90,000	CDN$0.50	July 1, 2020
130,000	CDN$0.50	March 1, 2021
108,000	CDN$0.50	June 10, 2021
682,000	CDN$0.50	December 31, 2022
108,000	CDN$0.50	June 19, 2024

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2014		December 31, 2013		December 31, 2012
		Weighted		Weighted		Weighted
		Average	Number	Average		Average
	Number of	Exercise	of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year	2,489,000	$1.03	2,639,000	$1.02	2,067,000	$1.07
Granted	108,000	$0.43	—	—	682,000	0.85
Exercised	—	—	—	—	(110,000)	1.00
Cancelled/Expired	(171,000)	1.90	(150,000)	0.82	—	—

Outstanding, end of year	2,426,000	$0.43	2,489,000	$1.03	2,639,000	$1.02

Exercisable, end of year	2,426,000	$0.43	2,462,000	$1.02	2,552,000	$1.02

The aggregate intrinsic value for options vested as of December 31, 2014 is approximately $nil (December 31, 2013 - $nil, December 31, 2012 - $526,609) and for total options outstanding is approximately $nil (December 31, 2013 - $nil, December 31, 2012 - $604,429). The weighted average contractual term of stock options outstanding and exercisable as at December 31, 2014 is 5.05 years (December 31, 2013 – 5.86 years, December 31, 2012 – 6.50 years).

The fair value of stock options granted, vested, and modified during the period ended December 31, 2014 totaled $108,302 (December 31, 2013 - $58,055, December 31, 2012 - $1,041,591) which has been included in general and administrative expense.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

8.	CAPITAL STOCK (cont'd...)

Stock options (cont'd...)

During the year ended December 31, 2014, 2,147,000 options previously granted to insiders of the Company and 171,000 options previously granted to non-insiders of the Company were re-priced to $0.43 (CAD$0.50), resulting in a charge of $59,304 during the year. There were no modifications and no charges in 2013 (December 31, 2012 - $418,317). Certain option maturity terms were extended during the 2012 year to ten years from the original issuance of the options.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the years ended December 31, 2014, December 31, 2013 and December 31, 2012:

	2014	2013	2012

Risk-free interest rate	1.75%	—	1.75%
Expected life	7.5 years	—	7.5 years
Annualized volatility	95.00	—	83.64
Dividend rate	—	—	—

The weighted average fair value of options granted in 2014 was $0.17 (2013 - $nil, 2012 - $0.73) .

The following assumptions were used for the Black-Scholes valuation of stock options amended during the years ended December 31, 2014, December 31, 2013 and December 31, 2012:

	2014	2013	2012

Risk-free interest rate	1.25%	1.75%	—
Expected life	5.0 years	5.0 years	—
Annualized volatility	45.00	75.00	—
Dividend rate	—	—	—

Warrants

At December 31, 2014, no warrants were outstanding. A total of 964,500 warrants expired unexercised during 2014.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2014		2013		2012

Balance, beginning of year	964,500	CAD$ 1.00	964,500	CAD$ 1.00	566,482	CAD$ 1.33
Issued	—		—		964,500	CAD$ 1.00
Exercised	—		—		—
Expired	(964,500)	CAD$ 1.00	—		(566,482)	CAD$ 1.33
Balance, end of year	—		964,500	CAD$ 1.00	964,500	CAD$ 1.00

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity's own stock, and would consequently be considered to be a derivative liability. The common share purchase warrants described above are denominated in CAD dollars and the Company's functional currency is the US dollar. As a result, the Company determined that these warrants are not considered indexed to the Company's own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

8.	CAPITAL STOCK (cont'd...)

Warrants (cont'd...)

The Company determined that the fair value of the warrant liability at December 31, 2014 to be $nil (December 31, 2013 - $992, December 31, 2012 - $339,589). The fair value of the warrants has been estimated at December 31, 2013 using the Black-Scholes Options Pricing Model, using a volatility of 30%, risk free interest rate of 0.102%, expected life of 6 months, and a dividend yield of Nil.

The value at issuance was determined to be $275,735 based upon a Black-Scholes Options Pricing Model calculation. The fair value of the warrants has been initially estimated at December 21, 2012 using the Black-Scholes Options Pricing Model, using a volatility of 95%, risk free interest rate of 1.25%, expected life of 18 months, and a dividend yield of Nil. The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. At December 31, 2014, the fair value of the warrant liability was valued at $nil due to expiry (December 31, 2013 - $992, December 31, 2012 - $339,589) and the fair value adjustment was recognized in the consolidated statement of operations.

9.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2014, December 31, 2013 and December 31, 2012, the Company entered into the following transactions with related parties:

	December 31,	December 31,	December 31,
	2014	2013	2012

Consulting fees paid or accrued to officers or their companies	$472,649	$458,976	$371,340
Directors' fees	18,845	18,535	34,002

Stock option grants to officers and directors	108,000	—	682,000
Stock option grant price range	CAD$0.50	$—	CAD$0.85

Of the total consulting fees noted above, $144,394 (December 31, 2013 - $225,365, December 31, 2012 - $nil) was paid by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $72,197 (December 31, 2013 - $112,683, December 31, 2012 - $nil) of this amount. As at December 31, 2014, $28,974 (December 31, 2013 and 2012 - $nil) remains payable to this related company and $10,000 remains payable to the related party. As at December 31, 2014, $97,493 was due from Buccaneer for services performed by the Company during the year ended December 31, 2014 (December 31, 2013 - $nil, December 31, 2012 - $nil).

A total of 2,147,000 stock options previously granted to related parties were amended in 2014 by re-pricing these options to CAD$0.50 per share. There were no stock options changes in 2013. In 2012, the term to maturity of 1,311,000 stock options to related parties were extended to 10 years from five years.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31,	December 31,	December 31,
	2014	2013	2012

Cash paid during the period for:
Interest	$8,169	$11,053	$5,270
Income taxes	$—	$—	$—

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

There were no significant non-cash transactions during the year ended December 31, 2014, or during the year ended December 31, 2013, nor during the year ended December 31, 2012.

11.	DEFERRED INCOME TAXES

Income tax benefits attributable to losses from United States of America operations was $Nil for the years ended December 31, 2014 and 2013, and differed from the amounts computed by applying the United States of America federal income tax rate of 34% to pretax losses from operations as a result of the following:

	2014	2013	2012

Loss for the year	$(687,058)	$(750,942)	$(7,631,636)

Computed “expected” tax (benefit) expense	$(234,000)	$(255,000)	$(2,671,073)
Non deductible (taxable) items	(10,000)	(83,000)	425,576
Change in statutory, foreign tax, foreign exchange and other	106,000	59,000	466,378
Valuation allowance	138,000	279,000	1,779,119

Net expected tax (benefit) expense	$—	$—	$—

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below:

	2014	2013	2012

Deferred tax assets (liabilities):
Trading securities	$125,000	$108,000	177,064
Equipment	168,000	258,000	—
Net operating loss carryforwards - US	2,799,000	2,690,000	1,988,971
Net operating loss carryforwards - Ghana		2,392,000	2,402,345
Valuation allowance	(5,586,000)	(5,448,000)	(4,568,380)

Total deferred tax assets	$—	$—	—

The valuation allowance for deferred tax assets as of December 31, 2014 was $(5,586,000) and (December 31, 2013 – $(5,448,000), December 31, 2012 – $(4,568,380)) respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has not provided for deferred income taxes on the difference between the carrying value of substantially all of its foreign subsidiairies and their corresponding tax basis as the earnings of those subsidiaries are intended to be permanently reinvested in their operations. As such, the investments are not anticipated to give rise to income taxes in the foreseeable future.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

11.	DEFERRED INCOME TAXES (cont'd...)

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in assessing the realizability of deferred tax assets. In order to fully realize the deferred tax asset attributable to net operating loss carryforwards, the Company will need to generate future taxable income of approximately $18,200,000 prior to the expiration of the net operating loss carryforwards. Of the $18,200,000 of operating loss carryforwards, $8,200,000 is attributable to the US, and expires between 2014 and 2033, and the balance of $10,000 is attributable to Ghana and expires between 2014 and 2018.

12.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012

Cash and restricted cash:
Canada	$704,973	$1,163,651	$2,152,984
Ghana	367,086	362,952	376,893
Total cash and restricted cash	1,072,059	1,526,603	2,529,877
Capital assets
Canada	—	—	—
Ghana	1,367,157	1,678,235	1,922,894
Total capital assets	1,367,157	1,678,235	1,922,894
Total	$2,439,216	$3,204,838	$4,452,771

13.	CONTINGENCY AND COMMITMENTS

a)

The Company leases 881 square feet for its corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario. The lease has a 60 month term commencing November 1, 2012, at approximately CAD$3,667 (US$3,161) per month.

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

c)

There was a theft of cash totaling $130,000 during the year ended December 31, 2013. The Company is actively pursuing the return of these funds by working with the appropriate authorities. Since the outcome of any recovery is currently not reasonably measurable, the Company has expensed these amounts. In the event that resolution of the dispute results in a recovery, the Company will recognize the recovery in the period that the final determination of the amount is made.

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2014

13.	CONTINGENCY AND COMMITMENTS (cont'd...)

d)

Subject to disinterested shareholder approval being obtained at the Company's Annual and Special Meeting, the Company intends to re-price certain stock options to CAD$0.15 and CAD$0.225 per share. A non-cash expense in 2015 will result from this re-pricing.

e)

During the year ended December 31, 2014, the Company received environmental permits for its Banso and Muoso properties. These permits are subject to environmental bonds of $385,000 and $327,000 being posted within the year ended December 31, 2015. Should the bonds not be posted, the Company could lose the permits. The Company is currently negotiating the final balance of the environmental bonds to be posted.

f)

The Office of the Administrator of Stool Lands in Ghana has attempted to retroactively raise land rents on the Company's properties from less than $10,000 annually to over $300,000 annually from fiscal 2012. The Company disputes the increase and has responded by challenging the legality of the notices as prescribed by the Minister for Lands and Natural Resources as required by the Mineral and Mining Act 2006.

14.	SUBSEQUENT EVENT NOTE

Subsequent to December 31, 2014, an aggregate of 75,400 common shares were re-purchased for US$28,885 (CAD$30,230) and cancelled.