Form 20-F
period 2015-12-31
XTRA-GOLD RESOURCES CORP
filed 2016-03-30
CIK 1288770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

James Longshore, 416-366-4227 (telephone), 416-981-3055 (facsimile), 357 Bay Street, Suite 902, Toronto, Ontario Canada, M5H 2T7
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

Title of each class	Outstanding at December 31, 2015
Common shares	45,662,417

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

[   ] Yes     [X] No

TABLE OF CONTENTS

PART I

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	101
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	101

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	101
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDER S AND USE OF PROCEEDS	101
ITEM 15	CONTROLS AND PROCEDURES	101
A.	Disclosure Controls and Procedures	101
B.	Management’s Annual Report on Internal Control over Financial Reporting	102
C.	Attestation Report on of the Registered Public Accounting Firm	102
D.	Changes in Internal Control over Financial Reporting	102
ITEM 16	[RESERVED]	102
A.	Audit Committee Financial Expert	102
B.	Code of Ethics	103
C.	Principal Accountant Fees and Services	103
D.	Exemptions from the Listing Standards for Audit Committees	104
E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	104
F.	Change in Registrant’s Certifying Accountant	105
G.	Corporate Governance	105
H.	Mine Safety Disclosure	107

PART III

ITEM 17	FINANCIAL STATEMENTS	107
ITEM 18	FINANCIAL STATEMENTS	107
ITEM 19	EXHIBITS	107
SIGNATURES		108

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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2015	2014	2013	2012	2011
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated loss and comprehensive loss for the period	(391,723)	(687,057)	(750,942)	(7,631,636)	(5,794,927)
Net loss (gain) and comprehensive loss (gain) attributable to non-controlling interest	(35,642)	(6,842)	8,849	466,378	470,170
Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	(427,365)	(693,899)	(742,093)	(7,165,258)	(5,324,757)
Basic and diluted loss attributable to common shareholders per common share	(0.01)	(0.02)	(0.02)	(0.16)	(0.12)
Total current assets	1,049,334	1,124,733	1,717,195	2,692,522	7,374,906
Total assets	2,491,603	2,713,212	3,616,752	4,836,377	9,823,316
Total current liabilities	391,750	327,193	311,904	404,507	745,860
Total liabilities	391,750	327,193	515,299	931,491	917,255
Working capital	657,584	797,540	1,405,291	1,948,426	6,629,046
Capital stock	45,622	45,811	46,264	46,540	44,569
Total equity	2,099,853	2,386,019	3,101,453	3,904,866	8,906,061
Total Xtra-Gold Resources Corp. equity	3,039,127	3,360,935	4,083,211	4,877,795	9,412,592
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic and diluted weighted average number of common shares outstanding	45,721,507	45,996,481	46,481,748	44,698,113	43,815,678

B.	Capitalization and Indebtedness

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

If our company does not obtain new financings, commencing from 2016, the amount of funds available to our company to pursue any further exploration activities at our projects will be reduced and our company’s plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project. Commencing from 2016, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects. Any impairment in our company’s ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company’s plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2016 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2016, our company may need to explore various financing alternatives to meet our projected costs and expenses. Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all. Additionally, if the actual costs to execute our company’s business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company’s ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2015, our company had an accumulated deficit during the exploration stage of $26,674,737. It is anticipated that our company will continue to experience operating losses for fiscal 2016 and until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of approximately $26,674,737 as of December 31, 2015. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred. If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

All of our company’s exploration activities in Ghana are subject to regulation by governmental agencies under various environmental laws. To the extent our company conducts exploration activities or undertakes new exploration or future mining activities in other foreign countries, our company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays and may cause material changes or delays in our company’s intended activities. Our company cannot assure our stockholders that future changes in environmental regulations will not adversely affect our company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our company’s business, causing our company to re-evaluate those activities at that time.

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

During the year ended December 31, 2014, our company received revised environmental permits for our Banso and Muoso projects. These permits are subject to environmental bonds of $385,000 and $327,000 being posted within the year ended December 31, 2015. Should the bonds not be posted, our company could lose the permits. The deadline to post the bonds has been extended and the company is currently negotiating the final balance of the environmental bonds to be posted.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company’s exploration activities and our financial condition. At December 31, 2015, the company had accrued $145,029 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $221,322 posted as required by the Ghanaian government.

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

Any credit crisis and related instability in the global financial system, has had, and may continue to have, an impact on our company’s business and our company’s financial condition. Our company may face significant challenges if conditions in the financial markets do not continue to improve. Our company’s ability to access the capital markets may be severely restricted at a time when our company wishes or needs to access such markets, which could have a materially adverse impact on our company’s flexibility to react to changing economic and business conditions or carry on our operations.

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

The Government of Ghana also announced that it will be engaging companies to address the issue of dividend payment, exemptions and the mining sector fiscal regime, generally. As a result of these discussions, the Government of Ghana could amend the Mining Act (Ghana) or other regulations resulting in a material adverse impact on our company including increases in operating costs, capital expenditures or abandonment or delays in development of mining properties.

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

Development of our Business During 2015

As at the date of this annual report, we have the following five projects all of which are in the exploration stage.

•

Kibi Project. Our Kibi project is located on the Apapam concession and is our only material project. This project encompasses the Zone 2 – Zone 3 – Zone 4 gold system consisting of an over 5.5 kilometer long mineralized trend delineated from gold-in-soil anomalies, geophysical interpretations, trenching and drilling along the northwest margin of the Apapam concession and the recently discovered Zone 5 auriferous shear system spatially associated with a 1.8 kilometer long gold-in-soil anomaly lying at the northeast extremity of the concession.

Exploration activities on this project from January 1 to December 31, 2015, being the fiscal year for which this annual report is being filed, was limited to Zone 5 reconnaissance geology / prospecting with 62 rock composite chip samples collected and geological - geophysical modelling geared towards drill target selection.

With a view to conserving our company’s working capital, management decided to scale back the exploration planned for this project during the fiscal year.

See “Kibi Project – Prior Exploration by Xtra-Gold” for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2016, we plan to conduct:

•

an exploration program consisting of additional outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by the latest prospecting efforts and to further define the strike-extensions of the known gold-bearing shear zones;

•	prospecting / reconnaissance geology of the additional prospective IP/Resistivity targets present along the 2.2 km long Zone 5 grid is also planned; and

•	a drill program of approximately 2000 to 3000 meters at an estimated cost of $500,000.

Kwabeng Project. Our Kwabeng project is located on the Kwabeng concession. During the fiscal year for which this annual report is being filed, our company conducted geological compilation, prospecting, reconnaissance geology, soil geochemical sampling, and scout hand trenching to identify and/or further advance grassroots targets on this project. During the fiscal year, we collected 30 rock composite chip samplesand implemented a scout soil geochemistry grid of 67 samples to follow up on an anomalous gold occurrence discovered by the ongoing grassroots target generation program of the Kwabeng concession.

Pameng Project. Our Pameng project is located on the Pameng concession. During the fiscal year, we did not conduct any exploration activities on this project. In connection with the two years preceding the fiscal year, we did not conduct any exploration activities at this project. As of the date of this annual report, during 2016, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

As at the date of this annual report, we have estimated $400,000 for the cost for soil sampling and trenching at our Kibi, Kwabeng and Pameng projects.

Banso Project. Our Banso project is located on the Banso concession. During the fiscal year, we did not conduct any exploration activities on this project. No exploration work was undertaken on this property in 2015. See “Banso Project – Exploration Activities by Buccaneer Gold Corp. in 2013 and 2014” for exploration activities conducted on this project during the two years preceding the fiscal year. As at the date of this annual report, we have not planned for any additional exploration activities until the Buccaneer litigation is resolved.

Muoso Project. Our Muoso project is located on the Muoso concession. During the fiscal year, we did not conduct any exploration activities on this project nor in 2015. See “Muoso Project - Exploration Activities by Buccaneer Gold Corp. in 2013 and 2014” for exploration activities conducted on this project during the two years preceding the fiscal year. As at the date of this annual report, we have not planned for any additional exploration activities until the Buccaneer litigation is resolved.

Gold Recovery Operations. We continued with placer gold recovery operations at our Kwabeng project during the fiscal year and commenced operations at our Banso and Muoso projects. We recovered 1,865 ounces of raw placer gold (Kwabeng – 1,288 ounces, Banso – 225 ounces, and Muoso – 352 ounces) and sold 1,754 ounces of fine gold for net proceeds of $714,039. As at the date of this annual report, during 2016, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2015, from all properties, amounted to $11,597,639.

As of the date of this annual report, we have:

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

We currently conduct limited administrative activities from our corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario, M5H 2T7, Canada, where we have leased 881 square feet for a five year term commencing on November 1, 2012 and expiring on October 31, 2017, at approximately $2,860 (CAD$3,667) per month.

As of the date of this annual report, our technical and administrative activities are conducted at our field camp. We do not pay any rent as we own our field camp.

Map of Projects and Operations

The map below shows the locations of our Kibi, Kwabeng, Pameng, Banso and Muoso projects all of which are described in further detail in this annual report.

MUOSO CONCESSION
ANYINAM
Asamang
Moseaso
Muoso
Akrofufu
Old Kwabeng Mine Prospect
Field Camp
Kwabeng
Boma
KWABENG CONCESSION
Awenase
Tumfa Old Mine
Tumfa
BANSO CONCESSION
Banso
Pameng
Akropong
KIBI GOLD DISCOVERY
PAMENG CONCESSION
Kibi Old Mine
Adadientem
KIBI
Akim Apapam
APAPAM CONCESSION
LEGEND
Voltaian clastics sediments
Metavolcanics
Metasediments /volcaniclastics
Metasediments
Sediments (K-rich)
Beltgranitoids (K-rich)
Basin granitoids (K-rich)
Basin granitoids
SOIL SAMPLE RESULTS (Au ppb)
0 - 18
19 - 40
41 - 62
63 - 84
85 - 171000
XTRA-GOLD MINING LEASES
0
1,000
2,000
4,000
6,000
8,000
Meters
XTRA-GOLD MINING CONCESSIONS IN THE KIBI GOLD BELT
760000
764000
768000
772000
776000
704000
700000
696000
692000
688000
684000
680000

Xtra-Gold Mining Concessions Located in the Kibi Gold Belt

Xtra-Gold Mining Leases Located in the Kibi Gold Belt

Overview of Projects

All of our mineral exploration projects are currently at an early stage of evaluation.

As at the date of this annual report, no mineralized material or mineral resource or mineral reserve estimates have been made at any of our projects.

We have the following exploration activities planned for 2016:

at our Kibi project:

•	an exploration program consisting of additional outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by the latest prospecting efforts and to further define the strike- extensions of the known gold-bearing shear zones;

•	prospecting / reconnaissance geology of the additional prospective IP/Resistivity targets present along the 2.2 km long Zone 5 grid is also planned; and

•	a drill program of approximately 2,000 to 3,000 meters at an estimated cost of $300,000 to $500,000;

at our Kwabeng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

•	the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

•

commenced placer gold recovery operations at these projects in 2015 and will continue these operations in 2016. No further exploration activity is planned at these projects until the Buccaneer litigation is resolved.

There are no exploration activities currently being conducted on our other projects or have any such activities been planned for the next 12 months, however, we may consider doing so at a later date.

Title to Properties

We hold 30-year mining leases expiring on July 26, 2019 on our Kwabeng and Pameng concessions. We have applied for a 15 year extension/renewal of our Apapam concession, which expired on December 17, 2015. We hold a 14-year mining lease on our Banso concession expiring on January 5, 2025 and a 13-year mining lease on our Muoso concession expiring on January 5, 2024.

Recovery of Placer Gold

In July 2010, we entered into agreements with independent Ghanaian contract miners to recover placer gold and produce the mineralized material from our Kibi and Pameng projects and an agreement with Ravenclaw Mining Limited, a Swiss company (see footnote 8 following the compensation table under “Compensation – Directors and Senior Management Compensation Table”), to assist in overseeing the contract miners to limit our involvement in the placer gold recovery operations from July 2010 through December 2011 and enable our company to focus on lode gold exploration activities (see “Business Overview – Gold Recovery Operations” for further details).

During 2010 through 2012, we did not conduct any placer gold recovery operations at our Kwabeng project. During 2013, 2014 and 2015, we conducted placer gold recovery operations at our Kwabeng project, while adding placer gold recovery operations at Banso and Muoso in 2015.

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

The objective of the modified gold deportment study was to gain an understanding of the nature and mode of occurrence of the gold in each sample. The modified gold deportment study included the following:

•	test work to determine the amenability of the ore to gravity recovery;

•	gold distribution across size fractions (grading analysis);

•	heavy liquid separation to determine the amount of free gold or gold in heavy particles such as sulphides;

•	exposure and mineral association analysis of the particulate gold grains in the gravity concentrate;

•	chemical composition of the ore and metallurgical test products;

•	general mineralogical characterization of the ore;

•	identification and quantification of gold minerals including native gold, gold-tellurides, etc. in the gravity concentrates;

•	grain size distribution of the gold grains in the gravity concentrate;

•	test work to determine the gold recovery by direct cyanidation; and

•	diagnostic leach analysis of the gravity tailings to determine the gold deportment in the gravity tails.

SGS South Africa (Pty) Ltd. made the following preliminary gold recovery conclusions in their report:

•	The gold in the G478923 gold ore samples (3.49 g/t Au) is highly amenable to cyanidation leaching with ~97% recoverable by means of direct cyanidation. This ore is also amenable to gravity upgrading, with ~67% of the gold recovered at a mass pull of ~3%. In the gravity concentrate (97.5 g/t Au), a total of 143 particulate gold grains were observed in the gravity concentrate of this sample.

•	The grading analysis on the G478923 gold ore sample indicated a very high upgrading of gold in the +106µm size fraction (~69%). This indicates that the gold is either large gold grains or locked in large gold-bearing particles. From the liberation and mineral association characteristics determined by QEMSCAN, on the gravity concentrate, the gold was found to be ~63% liberated and ~25% was associated with pyrite. This indicates that the gold is either large, liberated gold grains or locked in large gold-bearing pyrite particles.

•	The direct cyanidation and diagnostic leach indicates that the sample is highly amenable to cyanide leaching, with ~97% of the gold recovered from the head sample at a grind of 80%-75µm by direct cyanidation and ~96% for the gravity tailings at a grind of~50%- 75µm. This is corroborated by the exposure and the mineral association characteristics as determined by QEMSCAN analysis of the gravity concentrate. Approximately 90% of the particulate gold grains are ≥10% exposed and should be leachable.

•	The gold in the composite gold ore sample (7.28 g/t Au) is also highly amenable to cyanidation, with ~97% of the gold recoverable by means of direct cyanidation. The ore is also amenable to gravity upgrading, to some degree, with only ~56% of the gold recovered at a mass pull of ~3%. In the gravity concentrate (134.83 g/t Au) a total of 125 particulate gold grains were observed by QEMSCAN.

•	The grading analysis on the composite gold ore sample indicated a very high upgrading of gold in the +106µm size fraction (~74%). This indicates that the gold is either large gold grains or locked in large gold-bearing particles. From the liberation and mineral association characteristics determined by QEMSCAN analysis of the gravity tailings, it was found that the gold grains were moderately liberated (~76%) and that ~10% was occurring in silicates and ~14% in oxides. This indicates that the gold is either large, liberated gold grains or locked in large gold-bearing silicate/oxide particles.

•	The direct cyanidation and diagnostic leach tests indicated that the sample is highly amenable to cyanide leaching, with ~98% of the gold recovered from the head sample at a grind of 80%-75µm and ~99% of the gold in the gravity tailings at a grind of 50%-75µm. This is corroborated by the exposure and mineral association characteristics of particulate gold in the gravity concentrate, as determined by QEMSCAN analysis. Approximately ~96% of the gold grains are ≥10% exposed and should be leachable.

•	The most simplistic processing option would be to mill the ore to ~80%-75µm followed by carbon-in-leach cyanidation. Another option, which may result in somewhat lower operational cost is to mill the ore relatively coarsely (say 80%-106µm) followed by gravity concentration and intensive cyanidation of the gravity concentrate. The gravity tailings could then be milled finer to ~80%-75 µm, followed by carbon-in- leach cyanidation. Taking out the coarse gold and some of the sulphides by gravity, will allow shorter retention times in the leach tanks and possibly even lower cyanide consumption.

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

SRK Consulting (Canada) Inc. Conclusions

•

A fault network was interpreted and subdivided in terms of age. The fault network comprises dominant southwest- northeast-trending faults, subparallel to the dominant trend observed in the form lines that include early reactivated DE extensional faults. These faults are interpreted to have developed (or reactivated) during the Eburnean Orogeny (D2 -D5) and are believed to be closely linked to gold mineralization.

•

Two types of intrusions (belt and basin type granitoids) were identified in our area of interest, both of which were emplaced before the culmination of the Eburnean Orogeny (D5) and therefore are overprinted by D5 deformation.

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

In April 2013, we announced additional surface channel sampling results from the recently discovered Main Shear - L7600N Gold Shoot, as well as preliminary results of the IP Survey covering the entire extent of the Zone 5 gold-in-soil anomaly, on our Kibi project. Highlights of the channel sampling and IP Survey results reported include:

•

new L7600N gold shoot recently discovered along the Main Shear approximately 350 meters southwest of discovery high-grade gold shoot returns 5.1 meters grading 5.88 g/t gold, including 10.65 g/t gold over 0.5 meters, in saw-cut channel string #KBCS080-28; and 3 meters grading 10.37 g/t gold, including 16.80 g/t gold over 1 meter, in trench #TCK013 (Main Shear - L7600N Gold Shoot);

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

Table 7: Trench Channel / Saw-Cut Channel Grade Composites Main Shear – L7600N Gold Shoot and Old Pit – L7600W – Roadside Shears Zone 5 Gold Corridor
Sample String / Trench ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Comments
CCRS003	3.5	9.5	6.0	5.96	Main – L7600N Shoot
including	7.0	9.5	2.5	13.00
and including	9.0	9.5	0.5	35.60
CCRS003-V2	0.0	1.5	1.5	3.42	Main – L7600N Shoot
CCRS003-V3	0.0	1.7	1.7	1.03	Main – L7600N Shoot
KBCS080-33	5.2	12.0	6.8	3.12	Main – L7600N Shoot
including	6.8	9.0	2.2	5.33
KBCS080-35	0.5	3.5	3.0	6.39	Main – L7600N Shoot
including	0.5	1.0	0.5	12.35
KBCS080-44	0.0	2.0	2.0	1.09	Main – L7600N Shoot
CCRS005-A	0.0	2.4	2.4	6.25	Old Pit
including	1.5	2.4	0.9	10.10
CCRS005-B	0.0	1.1	1.1	14.05	Old Pit
KBCS077-6	0.0	0.9	0.9	3.12	Old Pit
KBCS077-11	0.0	3.8	3.8	6.84	Old Pit
including	1.4	2.3	0.9	11.05
KBCS077-12	0.0	0.8	0.8	5.70	Old Pit
KBCS077-15	0.0	5.5	5.5	2.23	Old Pit
including	1.0	3.0	2.0	4.03
KBCS077-16	0.0	0.7	0.7	24.80	Old Pit
KBCS077-V2	0.0	1.8	1.8	4.49 *	Old Pit; Flat Veins
including	0.5	1.3	0.8	6.85
KBCS077-V4	0.0	1.1	1.1	2.78	Old Pit; Flat Veins
KBCS077-V5	0.0	0.6	0.6	40.60	Old Pit; Flat Veins
KBCS077-V6	0.0	0.8	0.8	4.21	Old Pit; Flat Veins
KBCS077-V7	0.0	0.4	0.4	6.36	Old Pit; Flat Veins
KBCS077-V8	0.0	0.6	0.6	10.05	Old Pit; Flat Veins
KBCS078-5	2.2	5.2	3.0	17.96 *	L7600W
including	2.2	3.0	0.8	54.30 *
KBCS082-2	0.0	1.3	1.3	9.07	Roadside
including	0.0	0.6	0.6	17.80
KBCS082-3	0.0	2.0	2.0	1.84	Roadside
including	0.0	0.6	0.6	4.07
KBCS082-4	0.0	0.7	0.7	2.20	Roadside

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

•

two high-priority, 475 meters and 600 meters long, IP targets identified along prominent ENE-trending resistivity anomalies paralleling the gold-bearing #R2 resistivity trend spatially associated with the Main Shear and Old Pit auriferous structures (i.e. #M8 and #M15 Priority Targets); and

•

widespread auriferous banded iron formation rock floats spatially associated with parallel, 900 meters and 550 meters long, deep- rooted, very strong chargeability responses with intermittent resistivity anomalies lying along apparent NNE-trending regional fault zone (i.e. #M17 and #M21 IP Targets).

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

2015 Exploration Program

Exploration work on the Cobra Creek target during the 2015 year concentrated on outcrop stripping and detailed geological mapping / channel sampling to follow up on auriferous occurrences discovered by 2014 prospecting efforts, and to further define the strike-extensions of the known auriferous structures hosted by the Cobra Creek gold corridor. A total of 506 saw-cut channel samples totaling approximately 387 linear-meters were collected from approximately 5,510 square meters of stripped / power washed bedrock exposure, including approximately 1,860 square meters of manual stripping and approximately 3,650 square meters of mechanical stripping. Compilation of the geological and assay result data is in progress and the 2015 Cobra Creek sampling results will be reported upon the completion of the ongoing outcrop stripping / detailed geological mapping / channel sampling program. Cobra Creek gold zone work also included the collection of 54 rock composite chip prospecting samples and approximately 7 line-kilometers (245 samples) of infill soil geochemical sampling (completed January 2016) to further ground proof high priority IP/Resistivity geophysical targets along the approximately 1.8 kilometer long Cobra Creek anomalous gold-in-soil trend.

Additional exploration efforts on our Kibi project for the 2015 fiscal year included the collection of 62 rock composite chip samples as part of an ongoing, concession-wide prospecting program targeting gold-in-soil anomalies and lode gold prospective, geophysically inferred, litho-structural geology settings.

Future Exploration Plans

2016 Proposed Exploration Program During 2016, we plan to conduct:

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

2016 Proposed Drilling Program

During the latter part of 2016, we have planned a drill program of approximately 2,000 to 3,000 meters at an estimated cost of $300,000 to $500,000. This program assumes that share prices have recovered and funds can be raised at rates not dilutive to the existing shareholders.

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

Recovery and Sale of Placer Gold

There was no placer gold recovery operations carried out at this project during 2013 through to the end of our fiscal year.

Resources and Reserves

No mineral reserves have been identified on our Kibi project.

Apapam Mining Lease

XG Mining’s interest in our Kibi project was previously held by a prospecting license granted by the Government of Ghana on March 29, 2004 covering a licensed area of 33.65 square kilometers. In May 2008, XG Mining applied to the Government of Ghana to convert the Kibi prospecting license to a mining lease. When our application received parliamentary approval, the Government of Ghana granted and registered the Apapam mining lease to XG Mining on the following terms and conditions.

The Apapam mining lease is dated December 18, 2008 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Apapam mining lease covers a lease area of 33.65 square kilometers and is located in the East Akim District of the Eastern Region of Ghana. The Apapam mining lease has a seven year term which expired on December 17, 2015. We have applied for a renewed for a further 30 year term in accordance with the Mining Act (Ghana). We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the Apapam lease area (including the processing, storing and transportation of ore and materials).

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

Historical Work

There has been very little exploration for lode source gold deposits at our Kwabeng and Pameng projects; however, there has been detailed exploration for placer gold deposits. Prior to the recovery of placer gold from our Kwabeng project during 2007 and 2008 and our Kibi and Pameng projects during 2010 and 2011, these projects contained approximately 12,583,000 bank cubic meters of auriferous gravels. As at the date of this annual report, historical work indicates that there are approximately 4,768,520 bank cubic meters of mineralized material remaining on our Kibi, Kwabeng and Pameng projects at an average grade of 0.568 grams of gold/bank cubic meters. In addition to the mineralized material, there is potential to define reserves with further exploration.

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

Additional prospecting and sampling efforts indicate that the 4 individual mineralized rock float and/or subcrop clusters originally identified appear to form part of a continuous train traceable in a meandering pattern over an approximately 2.8 kilometer distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a NEtrending, variably folded, auriferous argillite metasedimentary rock unit. The fact that the auriferous float train tends to exhibit relatively tight / linear boundaries, cross-cuts topographical relief, essentially consists of a single rock type, and exhibits a close spatial relationship with gold-in-soil anomalies appears to further indicate the relatively in situ or weakly dispersed nature of the mineralized floats. The apparent mineralized argillite rock unit remains open along strike with gold-bearing rock floats extending beyond the northeast and southwest extremities of the Bomaa control grid. Rock float / subcrop sampling and soil geochemistry compilation maps depicting the trace of the apparent auriferous argillite rock unit have been posted on our website.

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

2015 Exploration Program

A total of 30 rock composite chip samples were collected during the 2015 year as part of a prospecting program focusing on the ground proofing of geophysical and structural geology targets. A scout soil geochemistry grid (67 samples) was also implemented on the Kwabeng concession to follow up on an anomalous gold occurrence discovered by the ongoing grassroots target generation program.

2016 Proposed Exploration Program

We intend to progress with ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

As at December 31, 2015, we have sold an aggregate of 12,873 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, 2013, 2014 and the fiscal year. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2010 through 2012.

The gold price (approximately $1,219 per ounce as at March 23, 2016) is significantly greater compared to the gold price during the previous mining effort by the former operator of this project (approximately $300 per ounce). On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 7 years, however, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

Placer gold recovery operations at our Kwabeng project resumed in 2013. As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kibi project (see “Kibi Project – 2016 Exploration Program”).

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

Prior Exploration by Xtra-Gold 2013 Exploration Programs

No significant lode gold exploration work was conducted in 2013 on this project.

2014 Exploration Programs

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

2015 Exploration Programs

No significant lode gold exploration work was conducted in 2015 on this project.

Future Exploration Plans for 2016

As at the date of this annual report, during 2016, we have planned the following exploration activities at this project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company. During 2010, 4,719.76 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 896.76 ounces of gold for gross proceeds of $1,128,451.34. During 2011, 5,621.16 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068.02 ounces of gold for $1,489,058.18. During 2012, we sold 52.81 ounces of gold for gross proceeds of $87,997.30 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project. No placer gold recovery operations were conducted at this project during 2012 through the end of our fiscal year.

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

Prior Exploration by Xtra-Gold

2013 to 2015 Exploration Programs

No significant lode gold exploration work was conducted by our company on our Banso project during 2013 through to the end of our fiscal year.

Prior Exploration by Buccaneer Gold Corp.

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

2015 Exploration

There was no exploration activity conducted on this project by our company or by Buccaneer Gold Corp. in 2015.

Future Exploration Plans for 2016

As at the date of this annual report, we have not planned to conduct any exploration activities at this project during the next 12 months. No further exploration work is anticipated until litigation with Buccaneer is resolved. As at the date of this annual report, no exploration activities have been planned by Buccaneer Gold Corp. for 2016, however, they may decide to do so at a later date.

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

Prior Exploration by Xtra-Gold

No significant lode gold exploration work was conducted by our company on our Muoso project during 2013 through to the end of our fiscal year.

Prior Exploration by Buccaneer Gold Corp.

2013 Exploration Programs

During the first few months of 2013, exploration activities were limited to early stage trenching and sampling by Buccaneer Gold Corp. In April 2013, Buccaneer Gold Corp. ceased all exploration activities at this project to conserve capital due to market conditions.

2014 Exploration

There was no exploration activity conducted on this project by Buccaneer Gold Corp. in 2014. 2015 Exploration There was no exploration activity conducted on this project by Buccaneer Gold Corp. in 2015.

Future Exploration Plans for 2016

As at the date of this annual report, we have not planned to conduct any exploration activities at this project during the next 12 months. No further exploration work is anticipated until litigation with Buccaneer is resolved. As at the date of this annual report, no exploration activities have been planned by Buccaneer Gold Corp. for 2016, however, they may decide to do so at a later date.

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

Our company’s loss for the year ended December 31, 2015 was $391,723 (December 31, 2014 - $687,057, December 31, 2013 - $750,942). Our company’s basic and diluted loss per share for the year ended December 31, 2015 was $0.01 (December 31, 2014 - $0.02, December 31, 2013 - $0.02) . The exploration program was scaled back in each of 2015 and 2014 to conserve cash. Gains from gold recovery increased in 2015 because of volume sold as compared to 2014. Costs related to the gold program in 2015 increased compared to 2014 and 2013. In 2013, gold recovery reflected more ounces sold at higher prices as compared with 2014.

The weighted average number of shares outstanding was 45,721,507 (December 31, 2014- 45,996,481, December 31, 2013 – 46,481,748). Average shares outstanding were reduced in 2015 and 2014 due to share repurchases. The weighted average number of shares outstanding in 2013 increased due to the issue of 1,929,000 shares late in 2012.

We incurred expenses of $909,555 in the year ended December 31, 2015 (December 31, 2014 - $1,055,203, December 31, 2013 - $1,698,704). Exploration has decreased each year due to reduced funds and uncertainty about the recovery of gold equity markets. We expense all exploration costs. Amortization decreased each year as no new equipment was purchased. General and administrative expense was mostly consistent over the three year period. However, costs in 2015 and 2014 reflect an increased non-cash stock based compensation expense compared to 2013. Efforts to lower legal, audit and regulatory fees in 2014 and 2015 resulted in a reduced cash G&A costs in 2015 and 2014 as compared to 2013.

Exploration efforts for the current fiscal year focused on surface work designed to advance the Cobra Creek gold zone (i.e. formerly known as “Zone 5”) on our Kibi project to the drilling stage and to identify and/or further advance grassroots targets on the Apapam concession.

Exploration work on the Cobra Creek target during the 2015 year concentrated on outcrop stripping and detailed geological mapping / channel sampling to follow up on auriferous occurrences discovered by 2014 prospecting efforts, and to further define the strike-extensions of the known auriferous structures hosted by the Cobra Creek gold corridor. A total of 506 saw-cut channel samples totaling approximately 387 linear-meters were collected from approximately 5,510 square meters of stripped / power washed bedrock exposure, including approximately 1,860 square meters of manual stripping and approximately 3,650 square meters of mechanical stripping. Compilation of the geological and assay result data is in progress and the 2015 Cobra Creek sampling results will be reported upon the completion of the ongoing outcrop stripping / detailed geological mapping / channel sampling program. Cobra Creek gold zone work also included the collection of 54 rock composite chip prospecting samples and approximately 7 line-kilometers (245 samples) of infill soil geochemical sampling (completed January 2016) to further ground proof high priority IP/Resistivity geophysical targets along the approximately 1.8 kilometer long Cobra Creek anomalous gold-in-soil trend.

Additional exploration efforts on our Kibi project for the 2015 fiscal year included the collection of 62 rock composite chip samples as part of an ongoing, concession-wide prospecting program targeting gold-in-soil anomalies and lode gold prospective, geophysically inferred, litho-structural geology settings.

In connection with our Kwabeng project, a total of 30 rock composite chip samples were collected during the 2015 year as part of a prospecting program focusing on the ground proofing of geophysical and structural geology targets. A scout soil geochemistry grid (67 samples) was also implemented on the Kwabeng concession to follow up on an anomalous gold occurrence discovered by the ongoing grassroots target generation program.

We did not conduct any exploration activities on our Pameng project during the 2015 fiscal year. Exploration efforts for the 2014 fiscal year focused on geological compilation and surface work designed to identify and/or further advance grassroots targets on our Kwabeng and Pameng projects; with soil geochemical sampling and reconnaissance geology / prospecting activities yielding totals of 80.5 line-kilometers of grid lines, 2,853 soil geochemical samples, and 449 rock composite chip samples.

Exploration work on our Kibi project during the 2014 year was limited to Cobra Creek gold corridor reconnaissance geology / prospecting totalling 144 rock composite chip samples and geological – geophysical modelling geared towards trenching / outcrop stripping target selection. Exploration efforts for the 2013 year focused on surface work designed to further advance the Cobra Creek zone on our Kibi project and to identify and/or further advance grassroots targets on our Kwabeng project. On our Kibi project we conducted outcrop stripping / trenching, geological mapping, and channel sampling to further delineate the Cobra Creek gold corridor; including 886 bedrock saw-cut channel samples totalling 550 meters and 825 saprolite trench channel samples totalling 957 meters. A total of 199 rock composite chip samples and 511 soil geochemical samples were collected from grassroots prospecting efforts on our Kwabeng project.

We recognized gains related to other items of $517,832 in 2015 (2014 - $368,146, 2013 – $947,762). The gains can mostly be attributed to the recovery of gold. During the year ended December 31, 2015, we sold 1,754 ounces of gold at an average price of $1,147 for net proceeds of $745,538 (2014 - 1,159 ounces of gold for net proceeds of $411,152, 2013 – 1,506 ounces of gold for net proceeds of $1,015,203). Lower gold prices and reduced ounces of gold sale negatively affected revenue from gold recoveries in 2014. Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

There was a theft of cash totaling $130,000 during the year ended December 31, 2013.

A warrant recovery of $992 was recognized in 2014 (2013 – $338,597, 2012 - expense $339,589). Canadian dollar denominated warrants were issued with the December 2012 financing. These warrants were deemed to be embedded derivatives since our company’s functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss. The warrants expired unexercised in 2014.

A provision for doubtful debts of $97,493 was recorded in 2015, related to a balance receivable from a company which is engaged in litigation with us.

During the year ended December 31, 2015, our company had a foreign exchange loss of $110,873 (2014 – loss of $19,592, 2013 – loss of $93,155) due to strength in the U.S. dollar and comparative weakness in the Ghana cedi and Canadian dollar.

Our company’s portfolio of marketable securities had an unrealized loss of $27,248 (2014 - $35,268, 2013 - $193,612). The 2015 and 2014 losses resulted from decreased prices related to equity investments. Most of the 2013 unrealized loss resulted from holding shares received from companies which optioned certain of our properties. Our company recognized an $11,885 realized gain on sale of securities in the year ended December 31, 2015 (2014 - gain of $9,051, 2013 – gain of $21,440). Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which was related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $6,239 (2014 - $9,980, 2013 - $342) mostly relates to dividends on investment portfolio assets.

B.	Liquidity and Capital Resources

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. During the year ended December 31, 2015, our company repurchased 149,000 of our shares at a cost of $18,901 (2014 – 452,500 of our shares at a cost of $136,679, 2013 – 276,000 shares for $110,546).

At December 31, 2015, accounts payable and accrued liabilities increased to $246,721 (December 31, 2014 - $230,798, December 31, 2013 - $310,912), due to an increase in costs related to gold sales. Our cash and cash equivalents as at December 31, 2015 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2016 operating plan.

At December 31, 2015, we had total cash and cash equivalents of $862,552 (December 31, 2014 - $850,736, December 31, 2013 - $1,305,281). Working capital as of December 31, 2015 was $657,584 (December 31, 2014 - $797,540, December 31, 2013 - $1,406,283 excluding the warrant liability of $992). The decrease in working capital mostly reflects the reduced receivables due to the allowance for doubtful debts in 2015. During the year ended December 31, 2015, our company sold $15,329 in tradable securities and purchased $62,742 in tradable securities.

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

Our shares of common stock, warrants and stock options outstanding as at March 30, 2016, December 31, 2015, December 31, 2014 and December 31, 2013 were as follows:

	March 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Common Shares	45,556,917	45,662,417	45,811,417	46,263,917
Warrants	-	-	-	964,500
Stock Options	2,235,000	2,235,000	2,426,000	2,489,000
Fully diluted	47,791,917	47,897,417	48,237,417	49,717,417

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $0.5 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2016 budget to carry out our plan of operations is approximately $1,000,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview”. These expenditures are subject to change if management decides to scale back or accelerate operations.

We believe that we are adequately capitalized to achieve our operating plan for fiscal 2016. As is typical for junior exploration companies, we will require additional funds from equity sources to maintain the current momentum on our projects. At December 31, 2015, there were no borrowings or capital expenditure commitments made by our company.

Recent Capital Raising Transactions

There were no capital raising transactions in 2015, 2014, or 2013.

Going Concern

We have incurred net losses of $26,674,737 since inception through December 31, 2015. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2015, 2014 and 2013 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

Corporate and Management Changes

At our Annual General Meeting on June 22, 2015, the following individuals did not stand for re-election; Paul Zyla, Richard Grayston, and Dr. Guy Della Valle. The following individuals were newly elected as Directors; Denis Laviolette and Hans Morsches. Paul Zyla did not continue as CEO and was replaced by Peter Minuk. John Ross did not continue as CFO and was replaced by Victor Nkansa. In August 2015, James Longshore succeeded Peter Minuk as CEO.

In October, Davidson and Company LLP were succeeded by RBSM LLP as our auditor.

C.	Research and Development, Patents and Licenses

As Xtra-Gold is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.	Trend Information

Gold prices slid during 2013, 2014 and again in 2015. Gold opened 2013 at $1,694 and closed 2015 at $1,060. The 2016 year opened with historically high levels of volatility in the face of global economic uncertainty and gold has responded to this volatility with a price increase. The most significant affect on gold prices was U.S. dollar strength against most currencies, as economic reports reflected a U.S. economic recovery in progress.

	2015	2014	2013

High	1,295	1,385	1,693
Low	1,049	1,142	1,192
Average	1,160	1,266	1,411

The tone for the precious metals market in the near future will depend on whether the U.S. dollar will be supported and if the central banks will continue to maintain interest rates at low levels to support economic growth. The continued global easing of monetary policy could lead to higher inflation and further U.S. dollar volatility. This dollar volatility could have a positive impact on gold prices in the future. Conversely, subdued inflation rates and the recovering global economy could put downward pressure on the gold price. Additionally, recent economic events could have a positive effect on the gold price.

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

F.	Tabular Disclosure of Contractual Obligations

Our company’s material contractual obligations as of December 31, 2015 are set out in the following table.

Payments due by period as of December 31, 2015
		less than	1-3	3-5	more than 5
Contractual Obligations	Total	1 year	years	years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$62,920	$34,320	$28,600	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	$62,920	$34,320	$28,600	-	-

G.	Safe Harbor

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

The following table sets forth, as of December 31, 2015, the names of the directors and senior management of Xtra-Gold. Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas General Manager, Ghana Operations	49	President and CEO, General Manager, Ghana Operations of Xtra-Gold Resources Corp.	January 3, 2009	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	31	Mining Analyst, Pinetree Capital Ltd.	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	51	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	78	Retired businessman	June 11, 2011	none
Yves P. Clement (5)(6) Vancouver, British Columbia Vice-President, Exploration	51	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	none
Victor Nkansa (5)(6) Accra, Ghana Vice-President, Ghana Operations	58	Chief Financial Officer and Vice- President, Ghana Operations of Xtra-Gold Resources Corp.	December 22, 2009	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	58	Senior Market Manager, Unum	June 22, 2015	none

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

James Longshore
President and CEO, General Manager, Ghana Operations

Mr. Longshore was elected as a director of our company in June 2014. He is a co-founder of Xtra-Gold and formerly served as our company’s President, Chief Executive Officer and Chief Financial Officer from March 4, 2007 to June 1, 2010 and a director from September 1, 2006 to June 1, 2010. Effective September 23, 2015, Mr. Longshore became Chief Executive Officer and Chairman of the Board. Mr. Longshore has been overseeing our operations in Ghana as the General Manager of our subsidiaries, XG Mining and XGEL since 2009. Mr. Longshore has more than 20 years of business investment experience in resource companies.

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

Denis Laviolette, B.Sc, Earth Science (Geology)

Mr. Laviolette is an intermediate level mining and exploration professional with approximately 10 years of experience in exploration, advanced mine operations, start-up mine management, QA/QC, grass roots exploration, financing and acquisitions, working in Northern Ontario (Timmins, Kirkland Lake and Red Lake), Norway and Ghana. He is also experienced with respect to GIS, 3D-modeling, resource delineation/estimation and large scale regional target delineation and production work, with a focus in Archean meso-thermal gold terranes and structural geology. He is currently applying for APGO (Association of Professional Geoscientists of Ontario) membership. Mr. Laviolette received his B.Sc, Earth Science (Geology) from Brock University, in St. Catharines, Ontario.

Mr. Laviolette is currently employed as a mining analyst with Pinetree Capital Ltd. (“Pinetree”) in Toronto since February 2014 to the present time. His responsibilities at Pinetree include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing and summarizing technical reports on resources, feasibility and corporate financial statements.

Mr. Laviolette has been and is currently chief geologist/partner/operator of M.A. Resources Ltd., a privately held alluvial mining and exploration company in Ghana since February 2013 to the present time. From February 2012 to February 2013, he was the senior geologist for Buccaneer Gold Corp. in Ghana. From February 2011 to February 2012, he was the senior project geologist for Xtra-Gold in connection with its Kibi Gold Belt, located in the Apapam Concession in Ghana. From March 2010 to February 2011, Mr. Laviolette was a Production Geologist for Kirkland Lake Gold Inc. at its Macassa Gold Mine in Kirkland Lake, Ontario. From November 2009 to March 2010, he was a Production Geologist for Lakeshore Gold Corp. at its Timmins West Mine, in Timmins, Ontario.

Peter Minuk
Secretary and Treasurer and Director

Mr. Minuk was appointed as Vice-President, Finance and a director of our company in March 2007. He resigned as Vice-President, Finance effective January 31, 2009 and was subsequently appointed Secretary and Treasurer on August 11, 2009 following the resignation of Kiomi Mori from this office. Mr. Minuk served as interim Chief Executive Officer of the company from June 22, 2015 to September 23, 2015. Mr. Minuk has more than 25 years of experience in finance and investment as well as experience in project management, training and developing staff and client relationships. From February 1, 2009 to May 31, 2009, he provided limited consulting services to our company. From April 2, 2011 to the date of this annual report, Mr. Minuk has been providing freelance management and consulting services to unrelated companies. From June 1, 2009 to April 1, 2011, Mr. Minuk was a business analyst consultant for Industry Canada where he was responsible for reviewing proposals relating to regional development of public infrastructure projects and providing oversight over 40 projects assigned to him by the Fed Dev Ontario which is responsible for administering a variety of government stimulus programs, resources and initiatives for the southern Ontario region. Before joining our company, from 1990 to 2006, Mr. Minuk was employed by BMO InvestorLine in connection with implementing project management protocols. Mr. Minuk received a Masters Certificate in Project Management from the Schulich School of Business, York University in 2005. He obtained his Fellow of the Canadian Securities Institute in 1989 and completed the Business Administration program from Southern Alberta Institute of Technology in 1985.

During the prior five years, Mr. Minuk has been an officer and/or director of the following public companies.

Name of Company	Position(s) Held	Term of Office
Buccaneer Gold Corp. (1)	Corporate Secretary	April 2011 to August 2015

(1)	Buccaneer Gold Corp. is a mineral exploration TSXV listed issuer.

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

Victor Nkansa, CA, BA, Economics, MBA, Finance
Vice-President, Ghana Operations

Mr. Nkansa was appointed as Vice-President, Ghana Operations of our company in December 2009 and Chief Financial Officer on June 22, 2015. His responsibilities include overseeing our operations in Ghana under the supervision of our President and CEO, and General Manager of our Ghanaian subsidiaries, James Longshore. Mr. Nkansa is also the Secretary and a director of our Ghanaian subsidiaries. Mr. Nkansa is familiar and experienced with respect to obtaining mining leases, prospecting and reconnaissance licenses and the government regulations relating thereto and is knowledgeable in connection with environmental and forestry issues, immigration and customs affairs. His experience and background will assist us with respect to acquiring approvals, prospecting licenses, mining leases and related permits and renewals from the relevant government authorities to advance our operations in Ghana and acting as our primary government liaison in connection therewith. Mr. Nkansa has more than 28 years of business experience, the last 14 years of which have been in the mining industry. Since 2004, he has been the Controller of our Ghanaian subsidiaries where his responsibilities include the provision of accounting services and assisting with the facilitation of license renewals with respect to our property interests.

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

Hans Julian Morsches. B.A., M.A.

Mr. Morsches is the Senior Market Manager of Unum at its Kansas City and St. Louis regional offices in Missouri and is a 30 year insurance industry veteran. He has been in his current role since May 1999 and has overall responsibility for the Unum brand in Missouri, Kansas, Iowa, Nebraska and southern Illinois. Prior to moving to Kansas City, he was National Vice President for Sales for Unum Canada located in Toronto from September 1989 to May 1999. Unum is a Fortune 270 insurance company and has been an employee benefits market leader for 35 years generating US$10.5 billion annual revenue.

Mr. Morsches received his B.A., Liberal Arts from Vanderbilt University, Nashville, Tennessee in 1980 and his Masters of International Management from the American Graduate School of International Management in 1983.

B.	Compensation

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2015.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation		Option-based		Non-equity	Total
			(US$)		awards		incentive plan	compensation
					(US$)		compensation	(US$)
							Annual
							incentive
							plans
James Longshore	Director	2015	-		-		-	-
	President and CEO	2015	- (6)		-		-	-
	General Manager, Ghana Operations	2015	214,548	(3)(8)	46,123	(8)	-	260,671
Denis Laviolette	Director	2015	-		9,088	(7)	-	9,088
Peter Minuk	Director	2015	2,346	(1)	-		-	2,346
	Secretary and Treasurer	2015	3,519	(1)	-		-	3,519
	Interim Chief Executive Officer	2015	6,647	(1)(5)	-		-	6,647
James H. Schweitzer	Director	2015	-		8,206	(8)	-	8,206
John C. Ross	Chief Financial Officer	2015	14,663	(1)	-		-	14,663
Yves P. Clement	Vice-President, Exploration	2015	99,711	(1)(3)	11,449	(9)	-	111,160
Victor Nkansa	Vice-President, Ghana Operations	2015	39,036	(2)(3)	-		-	39,036
	Chief Financial Officer	2015	-		-		-
Hans Julian Morsches	Director	2015	-		9,087	(7)	-	9,087
Paul Zyla	Director	2015	-		-		-	-
	President	2015	11,731	(1)(4)	31,002	(8)	-	42,733
	Secretary	2015	-				-	-
Richard W. Grayston	Director	2015	2,346	(1)	-		-	2,346
Dr. Guy Della Valle	Director	2015	-		8,206	(8)	-	8,206

(1)	The compensation noted above under “Total Compensation” was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7820.

(2)	See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for consulting arrangements and/or consulting contracts with our company.

(3)	The compensation noted above under “Total Compensation” was paid in Ghanaian c e d i and was translated at the average exchange rate of C$1.00 = US$0.2659.

(4)	Effective June 19, 2014, Mr. Zyla was appointed as Secretary of our company. Mr. Zyla resigned from all officer and director roles effective June 22, 2015.

(5)

Effective June 19, 2014, Mr. Minuk was not re-appointed as Secretary and Treasurer of our company. Effective June 22, 2015 Mr. Minuk assumed the role of Interim CEO, Treasurer and Secretary. Effective September 23, Mr. Minuk relinquished the interim CEO role to James Longshore.

(6)	Effective September 23, James Longshore assumed the CEO role.

(7)

The fair value of these options has been calculated in accordance with ASC718 under US GAAP. The grant date fair value does not materially differ from that calculated under the CICA Handbook or International Financial Reporting Standards. The methodology used to calculate the grant date fair value was the Black-Scholes method, with a volatility assumption of 68%, an expected life of 7.5 years and an interest free rate of 1.75%.

(8)

The fair value of these options has been calculated in accordance with ASC718 under US GAAP. The grant date fair value does not materially differ from that calculated under the CICA Handbook or International Financial Reporting Standards. C e r t a i n o p t i o n s w e r e r e p r i c e d f r o m C A D $ 0 . 5 0 t o C A D $ 0 . 1 5 a f t e r a p p r o v a l w a s r e c e i v e d f r o m t h e s h a r e h o l d e r s . The methodology used to calculate the additional fair value was the Black-Scholes method, with a volatility assumption of 95%, an expected life to the lesser of 5 years or the term of the grant and an interest free rate of 1.75%.

(9)

The fair value of these options has been calculated in accordance with ASC718 under US GAAP. The grant date fair value does not materially differ from that calculated under the CICA Handbook or International Financial Reporting Standards. C e r t a i n o p t i o n s w e r e r e p r i c e d f r o m C A D $ 0 . 5 0 t o C A D $ 0 . 2 2 5 a f t e r a p p r o v a l w a s r e c e i v e d f r o m t h e s h a r e h o l d e r s . The methodology used to calculate the additional fair value was the Black-Scholes method, with a volatility assumption of 95%, an expected life to the lesser of 5 years or the term of the grant and an interest free rate of 1.75%.

Stock Options Granted in 2015

During our fiscal year ended December 31, 2015, two grants, each of 125,000 stock options were granted to incoming directors. There were no other stock option grants during the year.

Name	Date of Grant	Options Granted	Exercise Price	Expiry Date
Denis Laviolette	October 8, 2015	125,000	$0.20	October 8, 2025
Hans Julian Morsches	October 8, 2015	125,000	$0.20	October 8, 2025

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2015

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

During the fiscal year, our Compensation Committee considered and determined the compensation be paid to James Longshore as noted under “Consulting Arrangements with President and Chief Executive Officer”. In determining the compensation to be paid to Mr. Longshore, our Compensation Committee considered a number of factors including the scope of his duties and responsibilities to our company, the time he devotes to our business, his length of services to our company and industry standards for compensation paid for similar positions in other comparable reporting companies. Our Compensation Committee did not consult with any experts or other third parties in fixing the amount of Mr. Longshore’s compensation.

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

Consulting Arrangements with President, Chief Executive Officer, and General Manager, Ghana Operations

Our Chief Executive Officer, James Longshore, provides the stewardship of our company, oversees day-to-day managerial functions of our business, reviews all business opportunities, reports to our Board of Directors and performs the duties and responsibilities generally associated with being the most senior executive of a reporting company. As of the date of this annual report, Mr. Longshore provides his services to our company on a month-to-month basis and is paid as a part of his General Manager Ghana Operations fees. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Chief Executive Officer if his services are terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

Management Consulting Agreement with Chief Financial Officer and Vice-President, Ghana Operations

Our Chief Financial Officer and Vice-President, Ghana Operations, Victor Nkansa, oversees our operations in Ghana under the supervision of our President and CEO, James Longshore, who is the President and General Manager of our Ghanaian subsidiaries. Mr. Nkansa is also the Secretary and a director of our Ghanaian subsidiaries.

His primary responsibilities are the provision of accounting services and assisting with the facilitation of obtaining mining leases, operating permits and prospecting license or renewals with respect to our property interests and acting as our primary liaison with the Government of Ghana. He also provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties. As of the date of this annual report, our Vice-President, Ghana Operations is paid 10,700 Cedis (US$2,845) per month by XG Mining to provide his consulting services on a month to month “as needed” basis. There is no provision for a payment to be made to our Vice-President, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, meets with government authorities and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors’ approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects. As of the date of this annual report, Mr. Clement is paid CAD$11,250 (USD$8,798) per month to provide the foregoing services. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

Our Audit Committee is composed of three directors; namely James Schweitzer, who is also Chair of our Audit Committee, Denis Laviolette and, Hans Julian Morsches all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Board of Directors Independence

Our Board of Directors consists of five members; namely, James Longshore (Chair), Peter Minuk, James Schweitzer, Denis Laviolette and, Hans Julian Morsches. Our Board of Directors has determined that James Schweitzer, Denis Laviolette and, Hans Julian Morsches are independent within the within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. James Longshore and Peter Minuk are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a “material relationship” with our company.

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

This committee also prepares and supervises our Board of Directors’ annual review of director independence and our Board of Directors’ annual self-evaluation. The Nominating and Corporate Governance Committee is composed of three directors; namely James Schweitzer, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

A majority of the persons serving on our Board of Directors must be “independent”. The Nominating and Corporate Governance Committee has considered transactions and relationships between each director or any member of his immediate family and us or our affiliates, including those reported under “Related Party Transactions” below and also reviewed transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. As a result of this review, the committee affirmatively determined that each of Messrs. Schweitzer, Laviolette and, Morsches are independent.

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

Diversity Policy

Policies Regarding the Representation of Women on the Board

The members of our company’s Board have diverse backgrounds and expertise and were selected on the belief that the company and its stakeholders would benefit from such a broad range of talent and experiences. The Board considers merit as the key requirement for board appointments. Our company has not adopted a written diversity policy and has sought to attract and maintain diversity at the Board level informally through the recruitment efforts of management in discussion with directors prior to proposing nominees to the Nominating and Corporate Governance Committee and to the Board as a whole for consideration.

Consideration of the Representation of Women on the Board and in Executive Officer Appointments

In identifying suitable Board nominees or in selecting and assessing candidates for executive positions, candidates will be considered on merit against objective criteria regarding business experience, skill sets, competencies, technical expertise, sector specific knowledge and with due regard for the benefit of diversity including the level of representation of women in these capacities. As the need for new directors or executive officers arises, the Corporate Governance Committee assesses candidates on the basis of industry experience and business acumen with specific knowledge of mineral exploration and development or other areas (such as finance, West African market experience) as desired at that particular time by the company, the Board and its committees. Board candidates are also evaluated against the area of expertise of existing members so new appointments may contribute to expanding the Board’s breadth of experience.

Company’s Targets for Women on the Board and in Executive Officer Positions

Presently, none of the company’s directors and none of the executive officers of the company and of its major subsidiaries are women. Diversity including gender, age, nationality, cultural and educational background, business knowledge and other experience, are among the factors that the Corporate Governance Committee considers in identifying and selecting candidates for the Board and executive positions. For example, with the majority of the company’s operations being located in West Africa, one of the executive officers is Ghanaian. Taken together, these diverse skills and backgrounds help to create a business environment that encourages a range of perspectives in which all employees and directors are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude. As a result, the Corporation has not adopted targets based on any specific area of diversity and does not set targets for women on the Board or in executive officer positions.

Compensation Committee

We established a Compensation Committee in November 2009. The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans. Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee’s charter authorizes the committee to retain an independent consultant, no third party compensation consultant was engaged for 2015. The Compensation Committee is composed of three directors; namely James Schweitzer, who is also Chair of our Compensation Committee, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Risk Management

We do not separate the role of our Chief Executive Officer and the Chairman of our Board of Directors. However, our management has approval limits which it must not exceed without approval from our Board of Directors. These approval limits span hiring, asset purchases and the issuance of shares. Our Board of Directors administers its oversight function through three sub-committees which report to our full Board of Directors, being our Audit Committee, our Nominating and Corporate Governance Committee and our Compensation Committee. We are a very small company at this time and consider five members for our Board of Directors to be adequate for the purpose of directing its activities. Our Board of Directors self-assesses on an ongoing basis and has the scope to increase its size if the need is determined.

D.	Employees

As at the date of this annual report, our company has no salaried employees. Our President, Chief Executive Officer, and General Manager of our Ghanaian subsidiaries provides our company with his consulting services and devotes approximately 80% of his time to our company. Our Chief Financial Officer and Vice-President, Ghana Operations provides our company with his consulting services and devotes approximately 80% of his time to our company. Our Vice-President, Exploration provides our company with his consulting services and devotes approximately 70% of his time in consulting services to our company. We also engage the consulting services of our Secretary and Treasurer with respect to corporate and administrative services who devotes a variable percentage of his time to our company on an “as needed” basis.

E.	Share Ownership

The following table sets forth, as of the date of this annual report, the number of common shares of our company beneficially owned by the directors and members of senior management of Xtra-Gold, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

		NUMBEROF
	TITLE OF CLASS	SECURITIES OF	PERCENTAGE	PERCENTAGE
NAME OF BENEFICIAL OWNER	OF SHARES	CLASS	OF CLASS (1)	OF CLASS (2)

James Longshore (3)	common	3,028,355	7.0%	7.0%
Denis Laviolette (4)	common	0	0.2%	0.2%
Peter Minuk (5)	common	20,000	0.3%	0.3%
James H. Schweitzer (6)	common	250,000	0.7%	0.7%
Yves P. Clement (7)	common	0	0.8%	0.8%
Victor Nkansa (8)	common	0	0.0%	0.0%
Hans Julian Morsches (9)	common	125,000	0.4%	0.4%
Directors and Officers as a Group		3,298,355	9.4%	9.4%

(1)	Based on 45,559,217 common shares outstanding as at March 30, 2016 and as if all of the options held by directors and officers (1,566,000 as a group) were exercised converted to common shares.

(2)	Based on 45,559,217 common shares outstanding as at March 30, 2016 and as if only the vested options (1,566,000 as a group) and were exercised converted to common shares.

(3)

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

(4)	Denis Laviolette holds a total of a total of 125,000 stock options with exercise prices and expiry dates as set out in the table below.

(5)	Peter Minuk owns 20,000 common shares and holds a total of 150,000 stock options with exercise prices and expiry dates as set out in the table below.

(6)	James H. Schweitzer owns 200,000 common shares and holds 108,000 stock options with an exercise price and expiry date as set out in the table below.

(7)	Yves P. Clement holds a total of 424,000 stock options with exercise prices and expiry dates as set out in the table below.

(8)	Victor Nkansa holds 27,000 holds stock options with exercise prices and expiry dates as set out in the table below.

(9)	Hans Julian Morsches owns 125,000 common shares and holds a total of a total of 125,000 stock options with exercise prices and expiry dates as set out in the table below.

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

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated. As at the date of this annual report, 4,366,117 common shares have been reserved for issuance under our Option Plan. During the 2013 fiscal year, 150,000 unexercised options previously granted to a former director of our company were cancelled. As at the date of this annual report, there are 2,235,000 options outstanding to purchase an aggregate of 2,235,000 common shares. The 2,235,000 common shares reserved for the exercise of 2,235,000 options represent 4.9% of the 45,559,217 common shares currently outstanding. Options to purchase 2,210,921 common shares are currently available for grant under our Option Plan, being 10% of the 45,559,217 common shares currently outstanding less the 2,235,000 shares reserved for the 2,235,000 options currently outstanding.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2015, as well as the number of options granted to directors and all consultants as a group. The exercise prices of the stock options are stated in United States dollars.

Name	Title	Number of Stock	Exercise Price	Expiration Date
		Options Granted to
		Purchase Common
		Shares
James Longshore	President , CEO and	162,000	CAD$0.15	May 1, 2017
	Director	63,000	CAD$0.15	June 1, 2020
	General Manager, Ghana	382,000	CAD$0.15	December 31, 2022
	Operations
Denis Laviolette	Director	125,000	CAD$0.20	October 8, 2025
Peter Minuk	Secretary and Treasurer and	108,000	CAD$0.50	May 1, 2017
	Director	42,000	CAD$0.50	June 1, 2020
James H. Schweitzer	Director	108,000	CAD$0.15	June 10, 2021
Yves P. Clement	Vice-President, Exploration	324,000	CAD$0.225	May 1, 2016
		100,000	CAD$0.225	March 1, 2021
Victor Nkansa	Vice-President, Ghana	12,000	CAD$0.50	June 1, 2020
	Operations	15,000	CAD$0.50	March 1, 2021
Hans Julian Morsches	Director	125,000	CAD$0.20	October 8, 2025

As a group, seven officers and directors hold 1,566,000 stock options as at December 31, 2015.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Our company’s registered shareholders’ list for our common shares, dated March 22, 2016, showed 146 registered shareholders and 45,556,917 shares outstanding of which 16 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,086,252 common shares representing 74.82% of the issued and outstanding shares of Xtra-Gold.

The following table lists the only persons or companies, known by our company, to beneficially own more than 5% of our voting securities. There has been no significant change in the percentage ownership held by any major shareholders during the past three years. Our company’s major shareholders do not have different voting rights.

	TITLE OF CLASS	NUMBEROF SECURITIES	PERCENTAGE
NAME OF BENEFICIAL OWNER	OF SHARES	OF CLASS	OF CLASS

James Longshore (1)(2)	common	3,028,355	7.9% (2)

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

(2)	Based on 45,559,417 common shares outstanding as at March 30, 2016 and as if all of the stock options were exercised and the common share purchase warrants held were converted into common shares.

B.	Related Party Transactions

During the years ended December 31, 2015, December 31, 2014 and December 31, 2013, the Company entered into the following transactions with related parties:

	December 31,		December 31,	December
	2015		2014	31, 2013

Consulting fees paid or accrued to officers or their companies	$495,683		$472,649	$458,976
Directors’ fees	4,692		18,845	18,535

Stock option grants to officers and directors	250,000		108,000	—
Stock option grant price range	CAD$0.20	$	CAD$0.50	—

Of the total consulting fees noted above, $201,097 (December 31, 2014 - $144,394, December 31, 2013 - $225,365) was paid by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $100,548 (December 31, 2014 - $72,197, December 31, 2013 - $112,683) of this amount. As at December 31, 2015, $51,096 (December 31, 2014, $28,974, December 31, 2013 - $nil) remains payable to this related company and $10,000 remains payable to the related party. As at December 31, 2015, $97,493 (December 31, 2014 - $97,493, December 31, 2013 - $nil) was due from Buccaneer for services performed by the Company during the periods. The Company has fully provided against this balance due to ongoing litigation between the Company and Buccaneer.

A total of 1,231,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.15 per share and a total of 424,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.225 per share. A total of 2,147,000 stock options previously granted to related parties were amended in 2014 by re-pricing these options to CAD$0.50 per share. There were no stock options changes in 2013.

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

Legal and Arbitration Proceedings

During the year ended December 31, 2015, there were three pending or threatened litigation, asserted or unasserted claims or assessments made against our subsidiary, XG Mining and one litigation against Xtra-Gold Resources Corp.. We have summarized these legal proceedings as follows:

•	Summary of First Legal Proceeding

•	The plaintiff who is a member of the Local District Assembly filed a civil lawsuit against XG Mining and its two named directors, James Longshore, who is a director of our company and Victor Nkansa, who is an officer of our company, alleging that they had made and published certain false allegations against the plaintiff. The purported allegations against the plaintiff relates to 2,000.00 cedis (aUS$537.00) and 100 bags of cement that our company had provided to the plaintiff for the benefit of the town of Kwabeng which the plaintiff pleads XG Mining alleged were appropriated by the plaintiff for his own personal use. This plaintiff commenced this legal proceeding against XG Mining, James Longshore and Victor Nkansa jointly and severally for defamation and claims a sum of 1,000,000 cedis (approximately US$300,000) for general damages for injury caused to the plaintiff’s reputation.

XG Mining, James Longshore and Victor Nkansa have entered an appearance to defend this legal proceeding and have filed a statement of defence denying that they made any such false publications against this plaintiff. In the event that the defendants are found liable, based upon the law as appliedby the Supreme Court, which is the highest court in Ghana, the plaintiff will only be entitled to an aware of nominal damages as he has not claimed or pleaded any facts to show that he suffered any special damages. The plaintiff has not taken any further step after the statement of defence was filed.

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

Additionally, the Company reported on July 24, 2015, that Buccaneer filed an action in the Ontario Superior Court of Justice against the Company (the “Action”). In the Action, Buccaneer alleges that in July, 2010, Buccaneer and the Company entered into a letter of intent to option the Company’s Banso and Muoso prospecting licenses in Ghana leading to a joint venture between the parties. Buccaneer also alleges that pursuant to the said joint venture, Buccaneer acquired an immediate 55% undivided interest in the alluvial mining rights of the Company’s Banso and Muoso Concessions (the “Concessions”) at the time of the agreement was reached and paid $50,000 for those rights. The Action claims against the defendants damages for breach of contract and breach of fiduciary duty and for an accounting of profits from the sale of alluvial gold recovered from the Concessions. Buccaneer seeks damages in the amount of $5,000,000 plus further amounts and costs to be determined at trial.

The Company believes the claims in the Action are without merit and will vigorously defend the unfounded claims in the event they are raised in an appropriate forum. It is the Company’s position that the matters in issue in the Action are subject to an arbitration agreement and that the Action is not properly before the Ontario court, and the Company intends to seek an order of the Ontario Superior Court of Justice staying the Action. In respect of the allegation in the Action by Buccaneer that it acquired an immediate 55% interest in the alluvial rights to the Concessions, the Company has been unable to locate any record of such alluvial sales agreement or payment in respect thereof, and questions the validity/existence of the same. The Company is reviewing the circumstances of the disclosure made by the Company in respect of an alleged agreement relating to alluvial rights to the Concessions.

Dividends

Our company has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Our company does not presently have any intention of paying dividends. Our future dividend policy will be determined by our Board of Directors of the basis of earnings, financial requirements and other relevant factors.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2015, other than property update activities as reported in Note 6 to our financial statements for the year ended December 31, 2015 which are disclosed in this annual report.

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

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL YEAR ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2015	$0.295	$0.175	$0.22	$0.123
December 31, 2014	$0.43	$0.10	$0.38	$0.08
December 31, 2013	$0.87	$0.34	$0.84	$0.32
December 31, 2012	$1.50	$0.62	$1.49	$0.66
December 31, 2011	$2.35	$1.34	$2.37	$1.30

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the full financial quarters for the two most recent full financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL QUARTER ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2015	$0.265	$0.205	$0.179	$0.145
September 30, 2015	$0.22	$0.175	$0.162	$0.123
June 30, 2015	$0.255	$0.225	$0.206	$0.182
March 31, 2015	$0.295	$0.205	$0.22	$0.17
December 31, 2014	$0.145	$0.10	$0.23	$0.08
September 30, 2014	$0.315	$0.24	$0.30	$0.218
June 30, 2014	$0.35	$0.26	$0.33	$0.238
March 31, 2014	$0.425	$0.30	$0.38	$0.287

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the most recent six months.

	TSX		OTC BULLETIN BOARD
FOR THE MONTH ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
February 29, 2016	$0.430	$0.210	$0.33	$0.16
January 31, 2016	$0.235	$0.215	$0.16	$0.15
December 31, 2015	$0.265	$0.205	$0.179	$0.145
November 30, 2015	$0.235	$0.20	$0.174	$0.15
October 31, 2015	$0.225	$0.20	$0.175	$0.142
September 30, 2015	$0.22	$0.175	$0.162	$0.123

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies. Our common shares fluctuated during 2015 from a low of $0.175 to a high of $0.295 and during the most recent six months our common shares fluctuated from a low of $0.175 to a high of $0.430. Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration. There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 and, as such, there is no requirement provide any information under this item.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls. Based on this assessment, our management has concluded that as of December 31, 2015, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

C.	Attestation Report on of the Registered Public Accounting Firm

This annual report does not include an attestation report of RBSM LLP, an independent registered public accounting firm that audited our company’s annual financial statements included in this annual report, in connection with internal control over financial report. Management’s report is not subject to attestation by our company’s registered public accounting firm pursuant to the rules of the SEC that permit our company to provide only management’s report in this annual report.

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16	[reserved]

Item 16A	Audit Committee Financial Expert

Our Board of Directors has determined that each of James Schweitzer, Denis Laviolette and, Hans Julian Morsches is an “audit committee financial expert” as defined in Item 16.A of Form 20-F. In general, an “audit committee financial expert” is an individual member of the audit committee who:

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

During the financial years ended December 31, 2015 RBSM LLP served as the company auditor. During the years 2014and 2013, Davidson & Company LLP, Chartered Accountants, served as Xtra-Gold’s external auditor.

Audit Fees

Audit fees are the aggregate fees billed by RBSM LLP in 2015 and Davidson & Company in 2014 and 2013 for the audit of Xtra-Gold’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by our company’s external auditors for the year ended December 31, 2015 was $40,000, for the year ended December 31, 2014 was $60,000 and $35,000 for the year ended December 31, 2013.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company’s external auditors that are reasonably related to the performance of the audit or review of our company’s quarterly financial statements and are not reported above under “Audit Fees.” Our company paid RBSM LLP $10,000 for audit-related fees for the year ended December 31, 2015. Our company paid Davidson & Company $nil for audit-related fees for the year ended December 31, 2014 and $9,500 for audit- related fees for the year ended December 31, 2013

Tax Fees

Tax fees consist of professional services rendered by our company’s external auditors for tax compliance and tax advice. Our company paid RBSM LLP $nil for tax fees for the year ended December 31, 2015. Our company paid Davidson & Company $1,530 for tax fees for the year ended December 31, 2014, ~~and~~ $3,000 for tax fees for the year ended December 31, 2013.

All Other Fees

All other fees consist of fees for other miscellaneous items. There were no other fees in connection services provided or billed by our company’s external auditors in the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

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

Our company renewed the 2014 Bid for a further one year period commencing on October 30, 2015 (the “2015 Bid”), with the acceptance of the TSX. Pursuant to the 2015 Bid, our company could purchase 4,000,000 common shares which, at that time, represented approximately 9.4% of our company’s public float. The 2015 Bid expires on November 5, 2016. Our company purchased an aggregate of 169,500 common shares under the 2015 Bid which were cancelled.

Further details relating to the 2015 Bid are noted in the table directly below and in the footnotes following the table, which sets forth information as at the date of this annual report.

Issuer Purchases of Equity Securities

Period	(a) Total Number of	(b) Average Price	(c) Total Number of	(d) Maximum Number (or
	Shares Purchased	Paid per Share	Shares Purchased as	Approximate Dollar
			Part of Publicly	Value) of Shares that May
			Announced Plans or	Yet Be Purchased Under
			Programs	the Plans or Programs
Month 1	61,500	0.20	61,500	3,938,500
(November 3 to 30, 2015)
Month 2	5,500	0.22	5,500	3,933,000
(December 1 to 31, 2015)
Month 3	100,000	0.22	100,000	3,857,802
(January 1 to 31, 2016)
Month 4	2,500	0.22	2,500	3,855,320
(February 1 to 28, 2016)
Month 5
(March 1 to 28, 2016)
Total Shares	169,500	0.22	169,500
Repurchased

Footnotes

•	The average price paid per share in the above table is in Canadian dollars.

•	The 2013 Bid was announced in a news release on February 15, 2013 (as reported by our company on Form 6-K filed on February 19, 2013).

•

The results of the 2013 Bid and the details of the 2014 Bid, referred to below, were announced in a news release on February 13, 2014 (as reported by our company on Form 6-K filed on February 18, 2014).

•	The results of the 2014 Bid and the details of the 2015 Bid, referred to below, were announced in a news release on October 30, 2015.

Item 16F	Change in Registrant’s Certifying Accountant

Effective October 2, 2015, the company changed auditors as RBSM LLP replaced Davidson & Company.

Item 16G	Corporate Governance

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

Our Audit Committee is composed of three directors; namely James Schweitzer, who is also Chair of our Audit Committee, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Board of Directors Independence

Our Board of Directors consists of five members; namely James Longshore, Peter Minuk, James Schweitzer, Denis Laviolette and Hans Julian Morsches. Our Board of Directors has determined that James Schweitzer, Denis Laviolette and Hans Julian Morsches are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. Paul Zyla and Peter Minuk are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a “material relationship” with our company.

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

This committee also prepares and supervises our Board of Directors’ annual review of director independence and our Board of Directors’ annual self-evaluation. The Nominating and Corporate Governance Committee is composed of three directors; namely Schweitzer, Laviolette and Morsches, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

A majority of the persons serving on our Board of Directors must be “independent”. The Nominating and Corporate Governance Committee has considered transactions and relationships between each director or any member of his immediate family and us or our affiliates, including those reported under “Certain Relationships and Related Transactions” below and also reviewed transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. As a result of this review, the committee affirmatively determined that each of Messrs. Schweitzer, Laviolette and Morsches are independent.

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

Compensation Committee

We established a Compensation Committee in November 2009. The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans. Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee’s charter authorizes the committee to retain an independent consultant, no third party compensation consultant was engaged for 2010. The Compensation Committee is composed of three directors; namely James Schweitzer, Denis Laviolette and Hans Julian Morsches, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

•	Audited Financial Statements for the Years Ended December 31, 2015, 2014, and 2013

•	Report of Independent Registered Public Accounting Firm dated March 30, 2016

•	Consolidated Balance Sheets as at December 31, 2015, 2014 and 2013

•	Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2015, 2014 and 2013

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2014 and 2013

•	Consolidated Statement of Stockholders’ Equity

•	Notes to the Consolidated Financial Statements

Item 19	Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
23.1	Consent of Davidson & Company LLP

(1)	Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed April 3, 2013.
(2)	Filed as an exhibit to this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XTRA-GOLD RESOURCES CORP.

/s/ James Longshore

By

James Longshore

President and Chief Executive Officer

Date:	March 30, 2016

XTRA-GOLD RESOURCES CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Xtra-Gold Resource Corp

We have audited the accompanying consolidated balance sheet of Xtra-Gold Resource Corp and subsidiaries (“the Company”) as of December 31, 2015, and the related statements of operations, equity, and cash flows for the year ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xtra-Gold Resource Corp and subsidiaries as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 of the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM LLP

Henderson, Nevada
March 25, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Xtra-Gold Resources Corp.

We have audited the accompanying consolidated financial statements of Xtra-Gold Resources Corp., which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years ended December 31, 2014 and 2013 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Xtra-Gold Resources Corp. as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years ended December 31, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicate that Xtra-Gold Resources Corp. has suffered recurring losses from operations. This matter, along with the other matters set forth in Note 2, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 30, 2015

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)

AS AT	December 31,	December 31,	December 31,
	2015	2014	2013

ASSETS

Current
Cash and cash equivalents	$862,552	$850,736 $	1,305,281
Investment in trading securities, at fair value
cost of $651,580 (December 31, 2014 - $710,297, December 31, 2013 -
$779,097) (Note 4)	101,214	81,012	141,030
Receivables and other assets	31,636	103,047	270,884
Inventory	53,932	89,938	—
Total current assets	1,049,334	1,124,733	1,717,195

Restricted cash (Note 7)	221,322	221,322	221,322
Equipment (Note 5)	486,525	632,735	820,813
Mineral properties (Note 6)	734,422	734,422	857,422

TOTAL ASSETS	$2,491,603	$2,713,212 $	3,616,752

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	$246,721	$230,798 $	310,912
Warrant liability (Note 8)	—	—	992
Asset retirement obligation (Note 7)	145,029	96,395	—
Total current liabilities	391,750	327,193	311,904
Asset retirement obligation (Note 7)	—	—	203,395

Total liabilities	391,750	327,193	515,299

Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
45,662,417 common shares (December 31, 2014 – 45,811,417 common shares, December 31, 2013 – 46,263,917 common shares)	45,662	45,811	46,264
Additional paid in capital	31,095,966	30,990,260	31,018,184
Deficit	(1,427,764)	(1,427,764)	(1,427,764)
Deficit accumulated	(26,674,737)	(26,247,372)	(25,553,473)

Total Xtra-Gold Resources Corp. stockholders’ equity	3,039,127	3,360,935	4,083,211
Non-controlling interest	(939,274)	(974,916)	(981,758)

Total equity	2,099,853	2,386,019	3,101,453

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,491,603	$2,713,212 $	3,616,752

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 13)
	“James Longshore”	“James Schweitzer”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2015	2014	2013

EXPENSES
Amortization	$146,210	$188,078	$244,659
Exploration	327,694	428,619	985,107
General and administrative	435,651	438,506	468,938

LOSS BEFORE OTHER ITEMS	(909,555)	(1,055,203)	(1,698,704)

OTHER ITEMS
Foreign exchange gain (loss)	(110,873)	(19,592)	(93,155)
Interest expense	(10,216)	(8,169)	(11,053)
Realized gain on sales of trading securities	11,885	9,051	21,440
Net unrealized loss on trading securities	(27,248)	(35,268)	(193,612)
Other income	6,239	9,980	342
Recovery of gold	745,538	411,152	1,015,203
Loss contingency (Note 13)	—	—	(130,000)
Warrant gain (expense) (Note 8)	—	992	338,597
Provision for doubtful debts	(97,493)	—	—

	517,832	368,146	947,762

Consolidated loss for the year	(391,723)	(687,057)	(750,942)

Net loss (gain) attributable to non-controlling interest	(35,642)	(6,842)	8,849

Net loss attributable to Xtra-Gold Resources Corp.	$(427,365)	$(693,899)	$(742,093)

Basic and diluted loss attributable to common shareholders per common share	$(0.01)	$(0.02)	$(0.02)

Basic and diluted weighted average number of common shares outstanding	45,721,507	45,996,481	46,481,748

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENT OF EQUITY
(Expressed in U.S. Dollars)

					Deficit
	Common Stock				Accumulated
			Additional		During the	Non-
	Number		Paid in		Exploration	Controlling
	of Shares	Amount	Capital	Deficit	Stage	Interest	Total
Balance, December 31, 2012	46,539,917	$46,540	$31,070,399	$(1,427,764)	$(24,811,380)	$(972,909)	$3,904,886
Stock-based compensation	—	—	58,055	—	—	—	58,055
Repurchase of shares	(276,000)	(276)	(110,270)	—	—	—	(110,546)
Loss for the year	—	—	—	—	(742,093)	(8,849)	(750,942)
Balance, December 31, 2013	46,263,917	$46,264	$31,018,184	$(1,427,764)	(25,553,473)	$(981,758)	$3,101,453
Stock-based compensation	—	—	108,302	—	—	—	108,302
Repurchase of shares	(452,500)	(453)	(136,226)	—	—	—	(136,679)
Loss for the year	—	—	—	—	(693,899)	6,842	(687,057)
Balance, December 31, 2014	45,811,417	$45,811	$30,990,260	$(1,427,764)	(26,247,372)	$(974,916)	$2,386,019
Stock-based compensation	—	—	124,458	—	—	—	124,458
Repurchase of shares	(149,000)	(149)	(18,752)	—	—	—	(18,901)
Loss for the year	—	—	—	—	(427,365)	35,642	(391,723)
Balance, December 31, 2015	45,662,417	$45,662	$31,095,966	$(1,427,764)	(26,674,737)	$(939,274)	$2,099,853

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2015	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(391,723)	$(687,057)	$(750,942)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	146,210	188,078	244,659
Change in asset retirement obligation	48,634	16,000	16,000
Stock-based compensation	124,458	108,302	58,055
Warrant expense (gain)	—	(992)	(338,597)
Unrealized foreign exchange loss	11,848	11,969	11,316
Purchase of trading securities	(62,742)	(118,289)	(174,547)
Proceeds on sale of trading securities	15,329	140,121	110,463
Realized gain on sale of trading securities	(11,885)	(9,051)	(21,440)
Unrealized loss on trading securities	27,248	35,268	193,612
Provision for doubtful debts	97,493	—	—
Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	(26,082)	167,837	(147,712)
(Increase) decrease in inventory	36,006	(89,938)	—
Increase (decrease) in accounts payable and accrued liabilities	15,923	(80,114)	(93,595)

Net cash (used in) provided by operating activities	30,717	(317,866)	(892,728)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	—	—	(361)
Net cash used in investing activities	—	—	(361)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of capital stock	(18,901)	(136,679)	(110,546)
Net cash used in financing activities	(18,901)	(136,679)	(110,546)

Change in cash and cash equivalents during the year	11,816	(454,545)	(1,003,635)

Cash and cash equivalents, beginning of the year	850,736	1,305,281	2,308,916

Cash and cash equivalents, end of the year	$862,552 $	850,736	$1,305,281

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Silverwing Systems Corporation (the “Company”), a Nevada corporation, was incorporated on September 1, 1998. On June23, 1999, the Company completed the acquisition of Advertain On-Line Canada Inc. (“Advertain Canada”), a Canadian company operating in Vancouver, British Columbia, Canada. The Company changed its name to Advertain On-Line Inc. (“Advertain”) on August 19, 1999. Advertain Canada’s business was the operation of a web site, “Advertain.com”, whose primary purpose was to distribute entertainment advertising on the Internet.

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

In 2003, the Company became a resource exploration company. On October 31, 2003, the Company acquired 100% of the issued and outstanding common stock of Xtra-Gold Resources, Inc. (“XGRI”). XGRI was incorporated in Florida on October24, 2003. On December 19, 2003, the Company changed its name from RetinaPharma to Xtra-Gold Resources Corp.

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

On October 20, 2005, the Company incorporated Xtra Oil & Gas Ltd. (“XOG”) in Alberta, Canada. This subsidiary was struck from the records in 2014.

On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited (“XG Exploration”).

On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited (“XG Mining”).

On March 2, 2006, the Company incorporated Xtra Oil & Gas (Ghana) Limited (“XOGG”) in Ghana.

On November 30, 2012, the Company changed its residency address from the USA to the British Virgin Islands.

2.	CONTINUANCE OF OPERATIONS

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. The Company has incurred a loss of $427,365 for the year ended December 31, 2015 and has accumulated a deficit during the exploration stage of $26, 674,737. Results for the year ended December 31, 2015 are not necessarily indicative of future results. However, these losses raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At December 31, 2015, the Company has working capital of $657,584, which would not be sufficient to fund the required exploration programs for a period greater than 12 months. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

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

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2015, December 31, 2014, and December 31, 2013, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of December 31, 2015, December 31, 2014 and December 31, 2013, the Company recorded allowance for doubtful accounts of $97,493, $0, and $0, respectively.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost and net realizable value. The Company’s inventory consists of raw gold. Costs are determined using the first-in, first-out (“FIFO”) method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issue related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

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

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 505 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

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

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the year. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of December 31, 2015, there were nil warrants (December 31, 2014 – nil, December 31, 2013 – 964,500) and 2,235,000 stock options (December 31, 2014 – 2,426,000, December 31, 2013 – 2,489,000) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

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

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Cash in Canada is primarily held in financial institutions. Balances on hand may exceed insured maximums. Cash in Ghana is held in banks with a strong international presence. Ghana does not insure bank balances.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

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

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2015, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2015	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents	$862,552	$862,552	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	101,214	101,214	—	—
Total	$1,185,088	$1,185,088	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of December 31, 2015, the Company held $468,750 (December 31, 2014 - $635,550, December 31, 2013 - $1,106,924) in low risk money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

Recent accounting pronouncements

In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis," which makes changes to both the variable interest model and voting interest model and eliminates the indefinite deferral of FASB Statement No. 167, included in ASU 2010-10, for certain investment funds. All reporting entities that hold a variable interest in other legal entities will need to re-evaluate their consolidation conclusions as well as disclosure requirements. This ASU is effective for annual periods beginning after December 15, 2015, and early adoption is permitted, including any interim period. The Company does not expect the adoption of this guidance to have an impact on the consolidated financial statements.

4.	INVESTMENTS IN TRADING SECURITIES

At December 31, 2015, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of December 31, 2015, the fair value of trading securities was $101,214 (December 31, 2014 – $81,012, December 31, 2013 – $141,030).

	December 31,	December 31,	December 31,
	2015	2014	2013
Investments in trading securities at cost	$651,580	$710,297	$779,097
Unrealized gains (losses)	(550,366)	(629,285)	(638,067)
Investments in trading securities at fair market value	$101,214	$81,012	$141,030

5.	EQUIPMENT

		December 31, 2015
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	1,047,418	417,060
Vehicles	333,989	264,524	69,465
	$1,827,099	$1,340,574	$486,525

The company expensed $146,210 for amortization in 2015.

		December 31, 2014
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	930,979	533,499
Vehicles	333,989	234,753	99,236
	$1,827,099	$1,194,364	$632,735

The company expensed $188,078 for amortization in 2014.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

		December 31, 2013
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	785,431	679,047
Vehicles	333,989	192,223	141,766
	$1,827,099	$1,006,286	$820,813

The company expensed $244,659 for amortization in 2013.

6.	MINERAL PROPERTIES

	December 31,	December 31,	December 31,
	2015	2014	2013

Acquisition costs	$1,607,729	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133	131,133
Option payments received	(881,440)	(881,440)	(881,440)
Total	$734,422	$734,422	$857,422

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. The mining leases for the Kwabeng and Pameng Projects grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019. We have applied for a 15 year extension/renewal of our Kibi Project (formerly known as the Apapam Project) which expired December 17, 2015. The extension is in accordance with the terms of application and payment of fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to theGovernment of Ghana.

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

The Company executed a letter of intent (“LOI”) with Buccaneer Gold Corp. (“Buccaneer”), formerly Verbina ResourcesInc., a company related by two directors in common, on July 21, 2010 whereby Buccaneer could acquire an undivided 55% interest in the Company’s interest in the mineral rights of the Company’s Banso and Muoso concessions (“Concessions”). On January 21, 2011, the terms of the agreement were amended.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

Pursuant to the 2011 LOI, Buccaneer can acquire a 55% legal and beneficial interest in the Company’s interest in the mineral rights of the Concessions (the “55% Interest”) pursuant to the following terms: Buccaneer shall (i) provide the Company, by February 28, 2011, with notice of its satisfactory completion of due diligence of the Concessions (provided on January 21, 2011), and receipt of regulatory acceptance by the TSX Venture Exchange of the 2011 LOI (received on February 16, 2011)  (the “Effective Date”); (ii) make a cash payment to the Company of $425,000 consisting of $100,000 upon the Effective Date and $325,000 within 90 days of the Effective Date (received); (iii) issue 1,000,000 fully paid and non-assessable common shares of Buccaneer to the Company upon the Effective Date (issued in the March 2011 quarter); (iv) incur a total of $4,425,000 in exploration expenditures on the Concessions within five (5) years of the Effective Date with $500,000 to be incurred in the first year (completed) from the Effective Date and $1,000,000 in each year thereafter, except that in the final year the exploration expenditures shall be a minimum of $925,000; and (v) pay to the Company $300,000 in connection with a Versatile Time-domain Electromagnetic (“VTEM”), Magnetic and Radiometric survey to be flown over the Concessions by the Company, which payment shall be credited toward the $500,000 in exploration expenditures referred to above in subparagraph (iv). In 2013, Buccaneer ceased all activity at the Concession. At the time and in certain disclosures thereafter, the Company reported that it granted Buccaneer a two year extension to complete its obligation to incur the $4,425,000 in exploration expenditures. The Company further reported that Buccaneer had acquired a 55% interest in the alluvial rights relating to the Banso and Muoso projects by making a payment of $50,000 to the Company. The Company has been unable to locate any record of any such extension agreement or alluvial sales agreement or payment in respect thereof, and questions the validity/existence of the same. The circumstances of the reported extension and alluvial sales agreement, and disclosure made by the Company of same, are now under a review by the Company.

Additionally, the Company reported on July 24, 2015, that Buccaneer filed an action in the Ontario Superior Court of Justice against the Company and Mark McGinnis (the “Action”). In the Action, Buccaneer alleges that in July, 2010, Buccaneer and the Company entered into a letter of intent to option the Company’s Banso and Muoso prospecting licenses in Ghana leading to a joint venture between the parties. Buccaneer also alleges that pursuant to the said joint venture, Buccaneer acquired an immediate 55% undivided interest in the alluvial mining rights of the Company’s Banso and Muoso Concessions (the “Concessions”) at the time of the agreement was reached and paid $50,000 for those rights. The Action claims against the defendants damages for breach of contract and breach of fiduciary duty and for an accounting of profits from the sale of alluvial gold recovered from the Concessions. Buccaneer seeks damages in the amount of $5,000,000 plus further amounts and costs to be determined at trial.

The Company believes the claims in the Action are without merit and will vigorously defend the unfounded claims in the event they are raised in an appropriate forum. It is the Company’s position that the matters in issue in the Action are subject to an arbitration agreement and that the Action is not properly before the Ontario court and the Company intends to seek an order of the Ontario Superior Court of Justice staying the Action. In respect of the allegation in the Action by Buccaneer that it acquired an immediate 55% interest in the alluvial rights to the Concessions, the Company has been unable to locate any record of such alluvial sales agreement or payment in respect thereof, and questions the validity/existence of the same. The Company is reviewing the circumstances of the disclosure made by the Company in respect of an alleged agreement relating to alluvial rights to the Concessions.

Mining lease and prospecting license commitments

The Company is committed to expend, from time to time fees payable (a) to the Minerals Commission for: (i) an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence); (ii) a grant of a mining lease (currently $100,000); (iii) an extension of a mining lease (currently $100,000); (iv) annual operating permits; and (v) the conversion of a reconnaissance license to a prospecting license (currently $20,000); (b) to the Environmental Protection Agency (“EPA”)(of Ghana) for: (i) processing and certificate fees with respect to EPA permits; (ii) the issuance of permits before the commencement of any work at a particular concession; or (iii) the posting of a bond in connection with any mining operations undertaken by the Company; (c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed; and (d) an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the areas covered by the Company’s mining leases and future reconnaissance and prospecting licenses and such other financial commitments arising out of any approved exploration programs in connection therewith.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

7.	ASSET RETIREMENT OBLIGATION

	December 31,	December 31,	December 31,
	2015	2014	2013

Balance, beginning of year	$96,395	$203,395	$187,395
Change in obligation	48,634	(123,000)	—
Accretion expense	—	16,000	16,000
Balance, end of year	$145,029	$96,395	$203,395

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $145,029 (2014 - $96,395, 2013 - $220,000). During the 2013, the obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 2%. During 2015 and 2014, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$221,322 which has been recorded in restricted cash.

8.	CAPITAL STOCK

Cancellation of shares

During the year ended December 31, 2013, a total of 276,000 common shares were re-purchased for $110,546 and cancelled.

During the year ended December 31, 2014, a total of 452,500 common shares were re-purchased for $136,679 and cancelled.

During the year ended December 31, 2015, a total of 149,000 common shares were re-purchased for $18,901 and cancelled.

Issuance of shares

In December 2012, the Company issued 1,929,000 units at CAD$0.85 per unit for gross proceeds of $1,660,025. A cash commission of $126,324 was paid in relation to this financing. Each unit was comprised of one common share and one-half common share purchase warrant. Each full warrant was convertible into a common share of the Company at the rate of CAD$1.00 per share for a period of two years, expiring December 21, 2014.

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

The TSX’s rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company’s directors and by the Company’s shareholders. The Board approved all unallocated options under the Option Plan on March 26, 2014 which was approved by the Company’s shareholders at the annual and special meeting held on June 19, 2014.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

At December 31, 2015, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

324,000	CDN$0.225	May 1, 2016
516,000	CDN$0.15	June 22, 2016
108,000	CDN$0.50	March 5, 2017
162,000	CDN$0.15	March 12, 2017
54,000	CAD$0.50	June 1, 2020
63,000	CDN$0.15	June 1, 2020
48,000	CDN$0.225	June 1, 2020
90,000	CDN$0.50	July 1, 2020
30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
108,000	CDN$0.15	June 10, 2021
382,000	CDN$0.15	December 31, 2022
250,000	CDN$0.20	October 8, 2025

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
		Weighted		Weighted		Weighted
		Average	Number	Average		Average
	Number of	Exercise	of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year	2,426,000	$0.43	2,489,000	$1.03	2,639,000	$1.02
Granted	250,000	$0.15	108,000	$0.43	—	—
Exercised	—	—	—	—	—	—
Cancelled/Expired	(441,000)	$0.36	(171,000)	$1.90	(150,000)	$0.82

Outstanding, end of year	2,235,000	$0.16	2,426,000	$0.43	2,489,000	$1.03

Exercisable, end of year	2,235,000	$0.16	2,426,000	$0.43	2,462,000	$1.02

The aggregate intrinsic value for options vested as of December 31, 2015 is approximately $nil (December 31, 2014 - $nil, December 31, 2013 - $nil) and for total options outstanding is approximately $nil (December 31, 2014 - $nil, December 31, 2013 - $nil). The weighted average contractual term of stock options outstanding and exercisable as at December 31, 2015 is 3.67 years (December 31, 2014 – 5.05 years, December 31, 2013 – 5.86 years).

The fair value of stock options granted, vested, and modified during the period ended December 31, 2015 totaled $124,458 (December 31, 2014 - $108,302, December 31, 2013 - $58,055) which has been included in general and administrative expense.

During the year ended December 31, 2015, the Company re-priced 424,000 options previously granted to insiders of the Company and 48,000 options previously granted to non-insiders of the Company. The options were re-priced to $0.18 (CAD$0.225), resulting in a charge of $20,202 during the year.

During the year ended December 31, 2015, the Company re-priced 1,231,000 options previously granted to insiders of the Company to $0.12 (CAD$0.15), resulting in a charge of $86,081 during the year.

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

The following assumptions were used for the Black-Scholes valuation of stock options amended during the years ended December 31, 2015 and December 31, 2014:

	2015	2014	2013

Risk-free interest rate	0.26% - 1.64%	1.25%	—
Expected life	0.8 to 5 years	5.0 years	—
Annualized volatility	58% - 74%	45%	—
Dividend rate	—	—	—

During the year ended December 31, 2015, the Company granted 250,000 options to insiders of the Company at $0.15 (CAD$0.20), During the year ended December 31, 2014, the Company granted 108,000 options to an insider of the Company at $0.43 (CAD$0.50), There were no option grants during 2013. The following assumptions were used for the Black-Scholes valuation of stock options granted during the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	2015	2014	2013

Risk-free interest rate	1.75%	1.75%	—
Expected life	7.5 years	7.5 years	—
Annualized volatility	68%	95%	—
Dividend rate	—	—	—

The weighted average fair value of options granted in 2015 was $0.10 (2014 - $0.17, 2013 - $nil).

Warrants

At December 31, 2015, no warrants were outstanding. A total of 964,500 warrants expired unexercised during 2014.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2015		2014			2013

Balance, beginning of year	—	964,500	CAD$	1.00	964,500	CAD$	1.00
Issued	—	—			—
Exercised	—	—			—
Expired	—	(964,500)			—
Balance, end of year	—	—			964,500	CAD$	1.00

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

The Company determined that the fair value of the warrant liability at December 31, 2015 to be $nil (December 31, 2014 - $nil, December 31, 2013 - $992). The fair value of the warrants was being estimated using the Black-Scholes Options Pricing Model, using a volatility of 30%, risk free interest rate of 0.102%, expected life of 6 months, and a dividend yield of Nil.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

9.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2015, December 31, 2014 and December 31, 2013, the Company entered into the following transactions with related parties:

	December 31,		December 31,	December
	2015		2014	31, 2013

Consulting fees paid or accrued to officers or their companies	$495,683		$472,649	$458,976
Directors’ fees	4,692		18,845	18,535

Stock option grants to officers and directors	250,000		108,000	—
Stock option grant price range	CAD$0.20	$	CAD$0.50	—

Of the total consulting fees noted above, $201,097 (December 31, 2014 - $144,394, December 31, 2013 - $225,365) was paid by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $100,548 (December 31, 2014 - $72,197, December 31, 2013 - $112,683) of this amount. As at December 31, 2015, $51,096 (December 31, 2014, $28,974, December 31, 2013 - $nil) remains payable to this related company and $10,000 remains payable to the related party. As at December 31, 2015, $97,493 (December 31, 2014 - $97,493, December 31, 2013 - $nil) was due from Buccaneer for services performed by the Company during the periods. The Company has fully provided against this balance due to ongoing litigation between the Company and Buccaneer.

A total of 1,231,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.15 per share and a total of 424,000 stock options previously granted to related parties were amended in 2015 by repricing these options to CAD$0.225 per share. A total of 2,147,000 stock options previously granted to related parties were amended in 2014 by re-pricing these options to CAD$0.50 per share. There were no stock option changes in 2013.

10.             SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31,	December 31,	December 31,
	2015	2014	2013

Cash paid during the period for:
Interest	$10,216	$8,169	$11,053
Income taxes	$—	$—	$—

There were no significant non-cash transactions during the years ended December 31, 2015, December 31, 2014, or December 31, 2013.

11.	DEFERRED INCOME TAXES

Income tax benefits attributable to losses from United States of America operations was $Nil for the years ended December 31, 2015, December 31, 2014 and 2013, and differed from the amounts computed by applying the United States of America federal income tax rate of 34% to pretax losses from operations as a result of the following:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

		2015	2014	2013

Loss for the year	$	(391,722)	$(687,085)	$(750,942)

Computed “expected” tax (benefit) expense	$	(133,000)	$(234,000)	$(255,000)
Non deductible (taxable) items		(73,000)	(10,000)	(83,000)
Change in statutory, foreign tax, foreign exchange and other		121,000	106,000	59,000
Valuation allowance		85,000	138,000	279,000

Net expected tax (benefit) expense	$	—	$—	$—

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below:

	2015	2014	2013

Deferred tax assets (liabilities):
Trading securities	$96,000	$125,000	108,000
Equipment	384,000	168,000	258,000
Net operating loss carryforwards - US	3,050,000	2,799,000	2,690,000
Net operating loss carryforwards - Ghana	159,000	2,494,000	2,392,000
Valuation allowance	(3,689,000)	(5,586,000)	(5,448,000)

Total deferred tax assets	$—	$—	—

The valuation allowance for deferred tax assets as of December 31, 2015 was $(3,689,000) and (December 31, 2014 – $(5,586,000), December 31, 2013 – $(5,448,000)) respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has not provided for deferred income taxes on the difference between the carrying value of substantially all of its foreign subsidiairies and their corresponding tax basis as the earnings of those subsidiaries are intended to be permanently reinvested in their operations. As such, the investments are not anticipated to give rise to income taxes in the foreseeable future.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in assessing the realizability of deferred tax assets. In order to fully realize the deferred tax asset attributable to net operating loss carryforwards, the Company will need to generate future taxable income of approximately $9,636,000 prior to the expiration of the net operating loss carryforwards. Of the $9,636,000 of operating loss carryforwards, $8,972,000 is attributable to the US, and expires between 2016 and 2035, and the balance of $664,000 is attributable to Ghana and expires between 2016 and 2020.

12.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2015

	December 31,	December 31,	December 31,
	2015	2014	2013

Cash and restricted cash:
Canada	$564,633	$704,973	$1,163,651
Ghana	519,241	367,086	362,952
Total cash and restricted cash	1,083,874	1,072,059	1,526,603
Capital assets
Canada	—	—	—
Ghana	1,220,947	1,367,157	1,678,235
Total capital assets	1,220,947	1,367,157	1, 678,235
Total	$2,304,821	$2,439,216	$3,204,838

13.	CONTINGENCY AND COMMITMENTS

a)

The Company leases 881 square feet for its corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario. The lease has a 60 month term commencing November 1, 2012, at approximately CAD$3,667 (US$2,860) per month.

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

d)

The Government of Ghana has required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit. The Company is negotiating these balances with the government. During the year ended December 31, 2014, the Company received environmental permits for its Banso and Muoso properties. These permits are subject to environmental bonds of $385,000 and $327,000 being posted within the year ended December 31, 2015. Should the bonds not be posted, the Company could lose the permits. The deadline to post the bonds has been extended and the Company is currently negotiating the final balance of the environmental bonds to be posted.

e)

In 2012, the Office of the Administrator of Stool Lands in Ghana has attempted to raise the land rents on the Company’s properties from less than $10,000 annually to over $300,000 annually. The Company disputes the increase and has responded by challenging the legality of the notices as prescribed by the Minister for Lands and Natural Resources as required by the Mineral and Mining Act 2006.

14.	SUBSEQUENT EVENT NOTE

Subsequent to December 31, 2015, an aggregate of 102,500 common shares were re-purchased for US$15,743 (CAD$22,288) and cancelled.