Form 20-F
period 2016-12-31
XTRA-GOLD RESOURCES CORP
filed 2017-03-30
CIK 1288770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Suite 824, Harbour Bay, P.O Box CR-56766, Nassau, Bahamas
(Address of principal executive offices)

James Longshore, 416-628-2881 (telephone), 416-981-3055 (facsimile), 357 Suite 824, Harbour Bay, P.O Box CR-56766,
Nassau, Bahamas
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

Title of each class	Outstanding at December 31, 2016
Common shares	48,174,417

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

[X] Yes     [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer: See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting as issued by the [ ]	Other [ ]
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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2016	2015	2014	2013	2012
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated loss and comprehensive loss for the period	(467,711)	(391,723)	(687,057)	(750,942)	(7,631,636)
Net loss (gain) and comprehensive loss (gain) attributable to non-controlling interest	(13,173)	(35,642)	(6,842)	8,849	466,378
Net loss and comprehensive loss attributable to Xtra-Gold Resources Corp.	(480,884)	(427,365)	(693,899)	(742,093)	(7,165,258)
Basic and diluted loss attributable to common shareholders per common share	(0.01)	(0.01)	(0.02)	(0.02)	(0.16)
Total current assets	1,593,038	1,049,334	1,124,733	1,717,195	2,692,522
Total assets	2,895,984	2,491,603	2,713,212	3,616,752	4,836,377
Total current liabilities	486,613	391,750	327,193	311,904	404,507
Total liabilities	486,613	391,750	327,193	515,299	931,491
Working capital	1,106,425	657,584	797,540	1,405,291	1,948,426
Capital stock	48,174	45,622	45,811	46,264	46,540
Total equity	2,409,371	2,099,853	2,386,019	3,101,453	3,904,866
Total Xtra-Gold Resources Corp. stockholders’ equity	3,335,472	3,039,127	3,360,935	4,083,211	4,877,795
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic and diluted weighted average number of common shares outstanding	47,256,630	45,721,507	45,996,481	46,481,748	44,698,113

B.	Capitalization and Indebtedness

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

If our company does not obtain new financings, commencing from 2017, the amount of funds available to our company to pursue any further exploration activities at our projects will be reduced and our company’s plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project. Commencing from 2017, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects. Any impairment in our company’s ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company’s plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2017 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2017, our company may need to explore various financing alternatives to meet our projected costs and expenses. Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all. Additionally, if the actual costs to execute our company’s business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company’s ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2016, our company had an accumulated deficit of $28,583,385. It is anticipated that our company will continue to experience operating losses for fiscal 2017 and until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of approximately $28,583,385 as of December 31, 2016. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred. If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

During the year ended December 31, 2014, our company received revised environmental permits for our Banso and Muoso projects. Currently, the Environmental Protection Agency ("EPA") has made no formal requests for any additional increase in our environmental bonds for reclamation.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company’s exploration activities and our financial condition. At December 31, 2016, the company had accrued $216,000 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $221,322 posted as required by the Ghanaian government.

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

Our company’s primary currency for operations is the United States dollar and, to a lesser extent, the “Cedi”, the Ghanaian currency and the Canadian dollar. Our company maintains most of its working capital in Canadian dollars. Our company converts its Canadian funds to foreign currencies as certain payment obligations become due. Accordingly, our company is subject to fluctuations in the rates of currency exchange between the United States dollar and these foreign currencies and these fluctuations, which are beyond our control, could materially affect our company’s financial position and results of operations. A significant portion of the operating costs of our projects are in Cedi. Our company obtains services and materials and supplies from providers in West Africa. The costs of goods and services could increase or decrease due to changes in the value of the United States dollar or the Cedi or other currencies. Consequently, exploration and development of our projects could be more costly than anticipated.

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

We are authorized to issue up to 250,000,000 of shares without prior shareholder consent which will be dilutive to our shareholders.

Xtra-Gold is authorized to issue up to 250,000,000 of no par value common shares of a single class which may be issued by our Board of Directors without further action or approval of our shareholders. While our Board of Directors is required to fulfill its fiduciary obligation in connection with the issuance of such shares, the shares may be issued in transaction with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interest of our company’s shareholders.

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

Development of our Business During 2016

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

Exploration activities on this project from January 1 to December 31, 2016, being the fiscal year for which this annual report is being filed, exploration activities focused on the implementation of the Phase I drill program on the Cobra Creek Gold Corridor prospect; an approximately 550 metre (“m”) wide, NE-trending, quartz-feldspar porphyry (“QFP”) hosted, multi- structure braided shear zone system traced to date over an approximately 850 m strike length. A total of 43 diamond core boreholes totaling 2,639 m were completed over a 2.75 month period extending from June 7 to August 31, 2016.

The results of the Cobra Creek Gold Corridor Phase I drill program were reported by the Company on October 19, 2016; with 26 of the 43 boreholes yielding exploration significant auriferous drill intercepts, including the following highlights:

-

4.5 m grading 10.9 grams per tonne (“g/t”) gold, including 16.28 g/t gold over 2.9 m, and including 57.08 g/t gold over 0.6 m, from 7.1 m down-hole in #CCDD16020; 0.7 m grading 58.73 g/t gold from vertical depth of 27.6 m in #CCDD16024; and 5.5 m grading 6.57 g/t gold, including 11.7 g/t gold over 2 m, from surface in #CCDD16013 (High Grade Shoot); and

-

5.2 m grading 9.51 g/t gold, including 37.95 g/t gold over 1.1 m, and including 51.35 g/t gold over 0.6 m, from vertical depth of 1 m in #CCDD16015; and 1.5 m grading 48.1 g/t gold and 0.7 m grading 10.5 g/t gold from vertical depths of 1.5 m and 12 m respectively in #CCDD16022 (High Grade Shoot – NW Branch).

A surface sampling program was also completed on the Cobra Creek target in the March 2016 quarter; with the exploration work designed to further define the auriferous structural corridor in preparation for the Phase I drill program. The work program included the mechanical stripping of approximately 800 square metres of bedrock exposure and 178 metres of trenching to follow up on new auriferous occurrences discovered by prospecting efforts, and to further delineate the strike-extensions of the known gold-bearing shear zones; with a total of 128 saw-cut channel samples (101 m) and 157 trench channel samples collected. The results of the surface sampling program implemented from mid-October 2015 to early April 2016 on the Cobra Creek Gold Corridor prospect were reported by the Company on June 16, 2016.

Kibi project exploration work also included scout pitting (16) to test gold-in-soil anomalies and approximately 5.3 line-kilometres (245 samples) of infill soil geochemical sampling to further delineate the Akwadum South (“Zone 7”) and Hillcrest Shear (“Zone 6”) grassroots gold targets located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the year.

See “Kibi Project – Prior Exploration by Xtra-Gold” for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2017, we plan to conduct:

•

additional Cobra Creek Gold Corridor outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by prospecting efforts and to further define the strike-extensions of the known gold-bearing shear zones to guide follow up drilling efforts;

•

prospecting, reconnaissance geology, and scout trenching / pitting of additional prospective IP/Resistivity targets present along the 2.2 km long Cobra Creek grid and of untested, high priority gold-in-soil anomalies across the extent of the Apapam concession is also planned; and

•	a drill program of approximately 2000 to 3000 meters, at an estimated cost of $500,000.

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

As at the date of this annual report, during 2017, we plan to conduct:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at this project (commenced in March 2013).

Pameng Project. Our Pameng project is located on the Pameng concession. During the fiscal year, we did not conduct any exploration activities on this project. In connection with the two years preceding the fiscal year, we did not conduct any exploration activities at this project.

As of the date of this annual report, during 2017, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Banso Project. Our Banso project is located on the Banso concession. During the fiscal year, we did not conduct any exploration activities on this project. No exploration work was undertaken on this property in 2016 or in 2015. See “Banso Project – Exploration Activities by Buccaneer Gold Corp. in 2014” for exploration activities conducted on this project during that year.

Muoso Project. Our Muoso project is located on the Muoso concession. During the fiscal year, we did not conduct any exploration activities on this project in 2016 or in 2015. See “Muoso Project - Exploration Activities by Buccaneer Gold Corp. in 2014” for exploration activities conducted on this project during thst year.

The litigation initiated by Buccaneer in 2015 was settled in November 2016. We received cash of $20,000. We returned 1 million Buccaneer shares. All other claims were dropped. Buccaneer is not longer pursuing an earn-in on the properties. As of the date of this annual report, during 2017, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $200,000 for the cost for soil sampling and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

Gold Recovery Operations. We continued with placer gold recovery operations at our Kwabeng Banso and Muoso projects during the fiscal year . We recovered 2,549 ounces of raw placer gold (Kwabeng – 1,474 ounces, Banso – 727 ounces, and Muoso – 348 ounces) and sold 2,142 ounces of fine gold for net proceeds of $828,559. As at the date of this annual report, during 2017, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2016, from all properties, amounted to $12,432,506.

As of the date of this annual report, we have:

•	have achieved losses since inception;

•	have minimal operations, and

•	relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years. We intend to purchase an exploration drill in 2017 and have made an initial deposit toward this purchase in 2016.

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

We currently conduct limited administrative activities from our corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario, M5H 2T7, Canada, where we have leased 881 square feet for a five year term commencing on November 1, 2012 and expiring on October 31, 2017, at approximately $2,731 (CAD$3,667) per month.

As of the date of this annual report, our technical and administrative activities are conducted at our field camp. We do not pay any rent as we own our field camp.

Map of Projects and Operations

The map below shows the locations of our Kibi, Kwabeng, Pameng, Banso and Muoso projects all of which are described in further detail in this annual report.

760000
764000
768000
772000
776000
MUOSO CONCESSION
ANYINAM
Ankaase
Asamang
Moseaso
Muoso
Akrofufu
Old Kwabeng Mine
Prospect
Field Camp
Kwabeng
Boma
KWABENG CONCESSION
Awonase
Awenade
Tumfa Old
Mine
Tumfa
BANSO CONCESSION
Banso
Pameng
Akropong
KIBI GOLD
DISCOVERY
PAMENG CONCESSION
Kibi Old Mine
Adadientem
Ahwenase
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

We have the following exploration activities planned for 2017:

at our Kibi project:

•	additional Cobra Creek Gold Corridor outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by prospecting efforts and to further define the strike- extensions of the known gold-bearing shear zones to guide follow up drilling efforts;;

•	prospecting, reconnaissance geology, and scout trenching / pitting of additional prospective IP/Resistivity targets present along the 2.2 km long Cobra Creek grid and of untested, high priority gold-in-soil anomalies across the extent of the Apapam concession is also planned; and

•	a drill program of approximately 2,000 to 3,000 meters at an estimated cost of $500,000;

at our Kwabeng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

•	the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

•	the continuation of placer gold recovery operations at these projects (commenced in 2015).

Title to Properties

We hold 30-year mining leases expiring on July 26, 2019 on our Kwabeng and Pameng concessions. We have renewed our Apapam concession, which expired on December 17, 2015, for a 15 year extension. We hold a 14-year mining lease on our Banso concession expiring on January 5, 2025 and a 13-year mining lease on our Muoso concession expiring on January 5, 2024.

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

2016 Exploration Program

During 2016, in connection with our Kibi project, exploration activities focused on the implementation of the Phase I drill program on the Cobra Creek Gold Corridor prospect; an approximately 550 metre (“m”) wide, NE-trending, quartz-feldspar porphyry (“QFP”) hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. A total of 43 diamond core boreholes totaling 2,639 m were completed over a 2.75 month period extending from June 7 to August 31, 2016.

The first pass drill program included: 12 initial exploratory boreholes ranging from 56 m to 220 m in length (1,576 m) designed to test 10 priority auriferous shear targets identified by extensive outcrop stripping / channel sampling efforts, Induced Polarization (“IP”) / Resistivity anomalies spatially associated with auriferous shears, and to gain a better understanding of the litho-structural setting of the gold mineralization; and 31 short, predominantly vertical (-90o) boreholes ranging from 16 m to 63 m in length (1,063 m) designed to better target / dissect relatively flat-lying, gold-bearing extensional veining systems. Twenty of the short holes (775 m) tested the near-surface distribution of auriferous extensional veining arrays within the High Grade Shoot and Tourmaline Zone area at the northeastern extremity of the Main Shear structure.

The results of the Cobra Creek Gold Corridor Phase I drill program were reported by the Company on October 19, 2016; with 26 of the 43 boreholes yielding exploration significant auriferous drill intercepts, including the following highlights:

-	4.5 m grading 10.9 grams per tonne (“g/t”) gold, including 16.28 g/t gold over 2.9 m, and including 57.08 g/t gold over 0.6 m, from 7.1 m down-hole in #CCDD16020; 0.7 m grading 58.73 g/t gold from vertical depth of 27.6 m in #CCDD16024; and 5.5 m grading 6.57 g/t gold, including 11.7 g/t gold over 2 m, from surface in #CCDD16013 (High Grade Shoot); and
-	5.2 m grading 9.51 g/t gold, including 37.95 g/t gold over 1.1 m, and including 51.35 g/t gold over 0.6 m, from vertical depth of 1 m in #CCDD16015; and 1.5 m grading 48.1 g/t gold and 0.7 m grading 10.5 g/t gold from vertical depths of 1.5 m and 12 m respectively in #CCDD16022 (High Grade Shoot – NW Branch).

A surface sampling program was also completed on the Cobra Creek target in the March 2016 quarter; with the exploration work designed to further define the auriferous structural corridor in preparation for the Phase I drill program. The work program included the mechanical stripping of approximately 800 square metres of bedrock exposure and 178 metres of trenching to follow up on new auriferous occurrences discovered by prospecting efforts, and to further delineate the strike-extensions of the known gold-bearing shear zones; with a total of 128 saw-cut channel samples (101 m) and 157 trench channel samples collected. The results of the surface sampling program implemented from mid-October 2015 to early April 2016 on the Cobra Creek Gold Corridor prospect were reported by the Company on June 16, 2016.

Kibi project exploration work also included scout pitting (16) to test gold-in-soil anomalies and approximately 5.3 line-kilometres (245 samples) of infill soil geochemical sampling to further delineate the Akwadum South (“Zone 7”) and Hillcrest Shear (“Zone 6”) grassroots gold targets located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the year.

Future Exploration Plans

2017 Proposed Exploration Program

During 2017, we plan to conduct:

•

additional Cobra Creek Gold Corridor outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by prospecting efforts and to further define the strike-extensions of the known gold-bearing shear zones to guide follow up drilling efforts;

•

prospecting, reconnaissance geology, and scout trenching / pitting of additional prospective IP/Resistivity targets present along the 2.2 km long Cobra Creek grid and of untested, high priority gold-in-soil anomalies across the extent of the Apapam concession is also planned; and

•	a drill program of approximately 2000 to 3000 meters, at an estimated cost of $500,000.

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

Recovery and Sale of Placer Gold

There was no placer gold recovery operations carried out at this project during 2014 through to the end of our fiscal year.

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

Historical Work

There has been very little exploration for lode source gold deposits at our Kwabeng and Pameng projects; however, there has been detailed exploration for placer gold deposits. Prior to the recovery of placer gold from our Kwabeng project during 2007 and 2008 and our Kibi and Pameng projects during 2010 and 2011, these projects contained approximately 12,583,000 bank cubic meters of auriferous gravels. As at the date of this annual report, historical work indicates that there are approximately 4,068,520bank cubic meters of mineralized material remaining on our Kibi, Kwabeng and Pameng projects at an average grade of 0.568 grams of gold/bank cubic meters. In addition to the mineralized material, there is potential to define reserves with further exploration.

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

2016 Exploration Program

During 2016, in connection with our Kibi project, exploration activities focused on the implementation of the Phase I drill program on the Cobra Creek Gold Corridor prospect; an approximately 550 metre (“m”) wide, NE-trending, quartz-feldspar porphyry (“QFP”) hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. A total of 43 diamond core boreholes totaling 2,639 m were completed over a 2.75 month period extending from June 7 to August 31, 2016.

The first pass drill program included: 12 initial exploratory boreholes ranging from 56 m to 220 m in length (1,576 m) designed to test 10 priority auriferous shear targets identified by extensive outcrop stripping / channel sampling efforts, Induced Polarization (“IP”) / Resistivity anomalies spatially associated with auriferous shears, and to gain a better understanding of the litho-structural setting of the gold mineralization; and 31 short, predominantly vertical (-90o) boreholes ranging from 16 m to 63 m in length (1,063 m) designed to better target / dissect relatively flat-lying, gold-bearing extensional veining systems. Twenty of the short holes (775 m) tested the near-surface distribution of auriferous extensional veining arrays within the High Grade Shoot and Tourmaline Zone area at the northeastern extremity of the Main Shear structure.

The results of the Cobra Creek Gold Corridor Phase I drill program were reported by the Company on October 19, 2016; with 26 of the 43 boreholes yielding exploration significant auriferous drill intercepts, including the following highlights:

-	4.5 m grading 10.9 grams per tonne (“g/t”) gold, including 16.28 g/t gold over 2.9 m, and including 57.08 g/t gold over 0.6 m, from 7.1 m down-hole in #CCDD16020; 0.7 m grading 58.73 g/t gold from vertical depth of 27.6 m in #CCDD16024; and 5.5 m grading 6.57 g/t gold, including 11.7 g/t gold over 2 m, from surface in #CCDD16013 (High Grade Shoot); and
-	5.2 m grading 9.51 g/t gold, including 37.95 g/t gold over 1.1 m, and including 51.35 g/t gold over 0.6 m, from vertical depth of 1 m in #CCDD16015; and 1.5 m grading 48.1 g/t gold and 0.7 m grading 10.5 g/t gold from vertical depths of 1.5 m and 12 m respectively in #CCDD16022 (High Grade Shoot – NW Branch).

A surface sampling program was also completed on the Cobra Creek target in the March 2016 quarter; with the exploration work designed to further define the auriferous structural corridor in preparation for the Phase I drill program. The work program included the mechanical stripping of approximately 800 square metres of bedrock exposure and 178 metres of trenching to follow up on new auriferous occurrences discovered by prospecting efforts, and to further delineate the strike-extensions of the known gold-bearing shear zones; with a total of 128 saw-cut channel samples (101 m) and 157 trench channel samples collected. The results of the surface sampling program implemented from mid-October 2015 to early April 2016 on the Cobra Creek Gold Corridor prospect were reported by the Company on June 16, 2016.

Kibi project exploration work also included scout pitting (16) to test gold-in-soil anomalies and approximately 5.3 line-kilometres (245 samples) of infill soil geochemical sampling to further delineate the Akwadum South (“Zone 7”) and Hillcrest Shear (“Zone 6”) grassroots gold targets located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the year.

2017 Proposed Exploration Program

We intend to progress with ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

As at December 31, 2016, we have sold an aggregate of 13,861 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, 2013, 2014, 2015 and the fiscal year. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2010 through 2012.

The gold price (approximately $1,246 per ounce as at March 22, 2017) is significantly greater compared to the gold price during the previous mining effort by the former operator of this project (approximately $300 per ounce). On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 6 years, however, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

Placer gold recovery operations at our Kwabeng project resumed in 2013. As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kibi project (see “Kibi Project – 2017 Exploration Program”).

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

2016 Exploration Programs

No significant lode gold exploration work was conducted in 2016 on this project.

Future Exploration Plans for 2017

As at the date of this annual report, during 2017, we have planned the following exploration activities at this project:

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

2014 to 2016 Exploration Programs

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

2016 Exploration

There was no exploration activity conducted on this project by our company or by Buccaneer Gold Corp. in 2016. This project was the subject of litigation between Buccaneer and the company which commenced in 2015 and settled in November 2016. The company retained its 100% interest in the project.

Future Exploration Plans for 2017

As at the date of this annual report, during 2017, we have planned the following exploration activities at this project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015).

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

Prior Exploration by Xtra-Gold

No significant lode gold exploration work was conducted by our company on our Muoso project during 2014 through to the end of our fiscal year.

Prior Exploration by Buccaneer Gold Corp.

2014 Exploration

There was no exploration activity conducted on this project by Buccaneer Gold Corp. in 2014.

2015 Exploration

There was no exploration activity conducted on this project by Buccaneer Gold Corp. in 2015.

2016 Exploration

There was no exploration activity conducted on this project by our company or by Buccaneer Gold Corp. in 2016. This project was the subject of litigation between Buccaneer and the company which commenced in 2015 and settled in November 2016. The company retained its 100% interest in the project.

Future Exploration Plans for 2017

As at the date of this annual report, during 2017, we have planned the following exploration activities at this project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015).

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

Our company’s loss for the year ended December 31, 2016 was $467,711 (December 31, 2015 - $391,723, December 31, 2014 - $687,057). Our company’s basic and diluted loss per share for the year ended December 31, 2016 was $0.01 (December 31, 2015 - $0.01, December 31, 2014 - $0.02) . The exploration program was scaled back in each of 2015 and 2014 to conserve cash. Gains from gold recovery increased in 2016 and 2015 because of volume sold as compared to 2014 as Banso and Muoso operations commenced. However, these gains were partly offset as costs related to the gold program in 2016 increased compared to 2015 and 2014.

The weighted average number of shares outstanding was 47,256,630 (December 31, 2015- 45,721,507, December 31, 2014- 45,996,481). Average shares outstanding in 2016 increased with the placement of 2,500,000 units and conversion of 408,000 stock options to shares, while 396,000 shares were repurchased and cancelled. Average shares outstanding were reduced in 2015 and 2014 due to share repurchases.

We incurred expenses of $1,302,245 in the year ended December 31, 2016 (December 31, 2015 - $909,555, December 31, 2014 - $1,055,203). Exploration increased in 2016 as the 2,639 metre drill program was completed and has decreased in 2015 and 2014 due to reduced funds and uncertainty about the recovery of gold equity markets. We expense all exploration costs. Amortization decreased each year as no new equipment was purchased. General and administrative expense was mostly consistent over the three year period. Non-cash stock based compensation expense was reasonably stable over the three year period. Efforts to lower legal, audit and regulatory fees in 2014 and 2015 resulted in a reduced cash G&A costs in 2015 and 2014.

During 2016, in connection with our Kibi project, exploration activities focused on the implementation of the Phase I drill program on the Cobra Creek Gold Corridor prospect; an approximately 550 metre (“m”) wide, NE-trending, quartz-feldspar porphyry (“QFP”) hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. A total of 43 diamond core boreholes totaling 2,639 m were completed over a 2.75 month period extending from June 7 to August 31, 2016.

The first pass drill program included: 12 initial exploratory boreholes ranging from 56 m to 220 m in length (1,576 m) designed to test 10 priority auriferous shear targets identified by extensive outcrop stripping / channel sampling efforts, Induced Polarization (“IP”) / Resistivity anomalies spatially associated with auriferous shears, and to gain a better understanding of the litho-structural setting of the gold mineralization; and 31 short, predominantly vertical (-90o) boreholes ranging from 16 m to 63 m in length (1,063 m) designed to better target / dissect relatively flat-lying, gold-bearing extensional veining systems. Twenty of the short holes (775 m) tested the near-surface distribution of auriferous extensional veining arrays within the High Grade Shoot and Tourmaline Zone area at the northeastern extremity of the Main Shear structure.

The results of the Cobra Creek Gold Corridor Phase I drill program were reported by the Company on October 19, 2016; with 26 of the 43 boreholes yielding exploration significant auriferous drill intercepts, including the following highlights:

-

4.5 m grading 10.9 grams per tonne (“g/t”) gold, including 16.28 g/t gold over 2.9 m, and including 57.08 g/t gold over 0.6 m, from 7.1 m down-hole in #CCDD16020; 0.7 m grading 58.73 g/t gold from vertical depth of 27.6 m in #CCDD16024; and 5.5 m grading 6.57 g/t gold, including 11.7 g/t gold over 2 m, from surface in #CCDD16013 (High Grade Shoot); and

-

5.2 m grading 9.51 g/t gold, including 37.95 g/t gold over 1.1 m, and including 51.35 g/t gold over 0.6 m, from vertical depth of 1 m in #CCDD16015; and 1.5 m grading 48.1 g/t gold and 0.7 m grading 10.5 g/t gold from vertical depths of 1.5 m and 12 m respectively in #CCDD16022 (High Grade Shoot – NW Branch).

A surface sampling program was also completed on the Cobra Creek target in the March 2016 quarter; with the exploration work designed to further define the auriferous structural corridor in preparation for the Phase I drill program. The work program included the mechanical stripping of approximately 800 square metres of bedrock exposure and 178 metres of trenching to follow up on new auriferous occurrences discovered by prospecting efforts, and to further delineate the strike-extensions of the known gold-bearing shear zones; with a total of 128 saw-cut channel samples (101 m) and 157 trench channel samples collected. The results of the surface sampling program implemented from mid-October 2015 to early April 2016 on the Cobra Creek Gold Corridor prospect were reported by the Company on June 16, 2016.

Kibi project exploration work also included scout pitting (16) to test gold-in-soil anomalies and approximately 5.3 line-kilometres (245 samples) of infill soil geochemical sampling to further delineate the Akwadum South (“Zone 7”) and Hillcrest Shear (“Zone 6”) grassroots gold targets located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the year.

Exploration work on the Cobra Creek target during the 2015 year concentrated on outcrop stripping and detailed geological mapping / channel sampling to follow up on auriferous occurrences discovered by 2014 prospecting efforts, and to further define the strike-extensions of the known auriferous structures hosted by the Cobra Creek gold corridor. A total of 506 saw-cut channel samples totaling approximately 387 linear-meters were collected from approximately 5,510 square meters of stripped / power washed bedrock exposure, including approximately 1,860 square meters of manual stripping and approximately 3,650 square meters of mechanical strippingCobra Creek gold zone work also included the collection of 54 rock composite chip prospecting samples and approximately 7 line-kilometers (245 samples) of infill soil geochemical sampling (completed January 2016) to further ground proof high priority IP/Resistivity geophysical targets along the approximately 1.8 kilometer long Cobra Creek anomalous gold-in-soil trend.

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

We recognized gains related to other items of $834,534 in 2016 (2015 - $517,832, 2014 - $368,146). The gains can mostly be attributed to the recovery of gold. During the year ended December 31, 2016, we sold 2,142 ounces of gold at an average price of $1,189 for net proceeds of $828,559 (2015 – 1,754 ounces of gold for net proceeds of $745,538, 2014 - 1,159 ounces of gold for net proceeds of $411,152). Lower gold prices and reduced ounces of gold sale negatively affected revenue from gold recoveries in 2014. Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

We realised a mark-to-market expense of $1,000 in 2016 related to embedded derivatives for the Canadian dollar warrant issued as a part of the May 2016 financing. A warrant recovery of $992 was recognized in 2014 related to a different group of warrants. Canadian dollar denominated warrants were issued with financings. These warrants were deemed to be embedded derivatives since our company’s functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

A provision for doubtful debts of $97,493 was recorded in 2015, related to a balance receivable from a company which was engaged in litigation with us. This balance was written off in 2016 upon settlement of the litigation.

During the year ended December 31, 2016, our company had a foreign exchange loss of $19,086 (2015 – loss of $110,873, 2014 – loss of $19,592) due to strength in the U.S. dollar and comparative weakness in the Ghana cedi and Canadian dollar.

Our company’s portfolio of marketable securities had an unrealized gain of $308,685 (2015 - loss of $27,248, 2014 - loss of $35,268). Our company recognized a $277,073 realized loss on sale of securities in the year ended December 31, 2016 (2015 - gain of $11,885, 2014 – gain of $9,051). The most significant influence on realized and unrealized investment gains in 2016 related to Buccaneer shares. These shares were originally recorded at $400,000 and were returned to Buccaneer for $nil. The shares were valued at about $20,000 before they were returned. The 2015 and 2014 losses resulted from decreased prices related to equity investments. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which was related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $8,989 (2015 - $6,239, 2014 - $9,980) mostly relates to dividends on investment portfolio assets.

B.	Liquidity and Capital Resources

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. During the year ended December 31, 2016, our company issued 2,500,000 equity units for net proceeds of $693,728 and issued 408,000 shares on conversion of stock options for cash proceeds of $48,756.

During the year ended December 31, 2016, our company repurchased 396,000 of our shares at a cost of $69,774 (2015 – 149,000 shares for $18,901, 2014 – 452,500 of our shares at a cost of $136,679).

At December 31, 2016, accounts payable and accrued liabilities increased to $269,613 (December 31, 2013 - $246,721, December 31, 2014 - $230,798), due to an increase in costs related to recovery of gold and associated reclamation. Our cash and cash equivalents as at December 31, 2016 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2017 operating plan.

At December 31, 2016, we had total cash and cash equivalents of $913,562 (December 31, 2015 - $862,552, December 31, 2014 - $850,736). Working capital as of December 31, 2016 was $1,106,425 (December 31, 2015 - $657,584, December 31, 2014 - $797,540). The increase in working capital mostly reflects the equity units issued for cash in 2016. During the year ended December 31, 2016, our company sold $150,193 in tradable securities and purchased $253,554 in tradable securities.

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

Our shares of common stock, warrants and stock options outstanding as at March 28, 2017, December 31, 2016, and December 31, 2014 were as follows:

	March 28, 2017	December 31, 2016	December 31, 2015	December 31, 2014
Common Shares	48,079,417	48,174,417	45,662,417	45,811,417
Warrants	1,397,000	1,397,000	-	-
Stock Options	1,650,000	1,920,000	2, 235,000	2,426,000
Fully diluted	51,126,417	51,491,417	47,897,417	48,237,417

As of the date of this report, the exercise of all outstanding warrants and options would raise approximately $1.0 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2017 budget to carry out our plan of operations is approximately $1,000,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview”. These expenditures are subject to change if management decides to scale back or accelerate operations.

We believe that we are adequately capitalized to achieve our operating plan for fiscal 2017. As is typical for junior exploration companies, we will require additional funds from equity sources to maintain the current momentum on our projects. At December 31, 2016, there were no borrowings made by our company. We have committed to purchase an exploration drill and at December 31, 2016 we have prepaid for 50% of the cost.

Recent Capital Raising Transactions

During May 2016, the Company issued 2,500,000 units at CAD$0.40 per unit for cash proceeds of $693,728 net of costs. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full purchase warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. The Company also issued 147,000 finders warrants with this financing. Each finders warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing.

During the second quarter of 2016, the Company issued 408,000 shares at CAD$0.15 per share for cash proceeds of $48,756 on the exercise of stock options.

There were no capital raising transactions in 2015 or 2014.

Going Concern

We have incurred net losses of $28,583,385 since inception through December 31, 2016. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2016, 2015 and 2014 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

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

In October 2015, Davidson and Company LLP were succeeded by RBSM LLP as our auditor.

C.	Research and Development, Patents and Licenses

As Xtra-Gold is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.	Trend Information

Although gold prices closed 2016 at $1,146 per ounce, below the 2016 average of $1,248 per ounce, there were several positive indicators for gold price improvements into 2017.

The World Gold Council delivered Shari’ah-compliant guidance on gold as an investment, opening the market for potential Islamic investors and institutions. This change should open new markets for gold and create demand for the metal.

Gold does well in times of inflation and uncertainty. Concerns of the stability of banks in the Euro zone in 2017 will create uncertainty. Should the Trump presidency stumble economically, or be unable to deliver on its promises, gold could react positively. Concerns exist about China's ability to continue on its rapid economic growth in an era of increased trade protection.

Gold prices per ounce over the previous three years are as follows:

	2016	2015	2014
High	1,366	1,295	1,385
Low	1,077	1,049	1,142
Average	1,248	1,160	1,266

The tone for the precious metals market in the near future will depend on the U.S. dollar strength. The US Federal Reserve has indicated that it will increase rates three times in 2017. These increases assume that economic slack exists in the system and that the US economy will continue to expand. Any wobble in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices. If rate increases are sustainable, that could signal inflation, which would be good for gold.

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

F.	Tabular Disclosure of Contractual Obligations

Our company’s material contractual obligations as of December 31, 2016 are set out in the following table.

Payments due by period as of December 31, 2016
		less than	1-3	3-5	more than 5
Contractual Obligations	Total	1 year	years	years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$27,310	$27,310	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	$27,310	$27,310	-	-	-

G.	Safe Harbor

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

The following table sets forth, as of December 31, 2016, the names of the directors and senior management of Xtra-Gold. Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas General Manager, Ghana Operations	50	President and CEO, General Manager, Ghana Operations of Xtra-Gold Resources Corp.	January 3, 2009	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	32	Vice President Palisade Global Investments	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	512	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	79	Retired businessman	June 11, 2011	none
Yves P. Clement (5)(6) Vancouver, British Columbia Vice-President, Exploration	52	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	none
Victor Nkansa (5)(6) Accra, Ghana Vice-President, Ghana Operations	59	Chief Financial Officer and Vice- President, Ghana Operations of Xtra-Gold Resources Corp.	December 22, 2009	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	59	Senior Market Manager, Unum	June 22, 2015	none

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

Mr. Laviolette is currently employed as Vice President for Palisade Global Investments. His responsibilities include market/portfolio analysis, appraising and vetting assets on a technical basis, providing valuation estimates, and reviewing corporate financial statements. In addition Denis serves as President of Palisade Resources Corp and CEO of Goldspot Discoveries Inc.Mr. Laviolette was employed as a mining analyst with Pinetree Capital Ltd. (“Pinetree”) in Toronto since February 2014 to September 2015. His responsibilities at Pinetree include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing and summarizing technical reports on resources, feasibility and corporate financial statements.

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

During the prior five years, Mr. Minuk has been an officer and/or director of the following public companies.

Name of Company	Position(s) Held	Term of Office
Buccaneer Gold Corp.(1)	Corporate Secretary	April 2011 to August 2015

(1)	Buccaneer Gold Corp. is a mineral exploration TSXV listed issuer.

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

During the prior five years, Mr. Schweitzer has been an officer and/or director of the following public companies:

Name of Company	Position(s) Held	Term of Office
Ranger Canyon Energy Inc.(1)	Director	May 2008 to September 2011

(1)	Ranger Canyon Energy Inc. was an Alberta, Canada oil and gas company and a former reporting issuer that was dissolved on May 2, 2012.

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

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2016.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)	Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director President and CEO General Manager, Ghana Operations	2016 2016 2016	- - (2) 241,348 (3)(8)	- - -	- - -	- - 241,348
Denis Laviolette	Director	2016	-	-	-	-
Peter Minuk	Director Secretary and Treasurer	2016 2016	2,267 (1) 4,533 (1)	- -	- -	2,267 4,533
James H. Schweitzer	Director	2016	-	-	-	-
Yves P. Clement	Vice-President, Exploration	2016	89,643 (1)(2)	98,973 (4)	-	188,616
Victor Nkansa	Vice-President, Ghana Operations Chief Financial Officer	2016 2016	64,838 (2)(3) -	- -	- -	64,838 -
Hans Julian Morsches	Director	2016	-	-	-	-

(1)	The compensation noted above under “Total Compensation” was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7555.

(2)	See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for consulting arrangements and/or consulting contracts with our company.

(3)	The compensation noted above under “Total Compensation” was paid in Ghanaian c e d i and was translated at the average exchange rate of C$1.00 = US$0.2331.

(4)

The fair value of these options has been calculated in accordance with ASC718 under US GAAP. The grant date fair value does not materially differ from that calculated under the CICA Handbook or International Financial Reporting Standards. The methodology used to calculate the grant date fair value was the Black-Scholes method, with a volatility assumption of 61%, an expected life of 7.5 years and an interest free rate of 1.75%.

Stock Options Granted in 2016

During our fiscal year ended December 31, 2016, one grant of 400,000 stock options was issued to the Vice President Exploration. There was one other stock option grant of 125,000 options to a consultant who was neither senior management nor a director during the year.

Name	Date of Grant	Options Granted	Exercise Price	Expiry Date
Yves P. Clement	May 5, 2016	400,000	$0.40	May 5, 2026

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2016

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

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, meets with government authorities and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors’ approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects. As of the date of this annual report, Mr. Clement is paid CAD$11,250 (USD$8,128) per month to provide the foregoing services. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

Compensation Committee

We established a Compensation Committee in November 2009. The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans. Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee’s charter authorizes the committee to retain an independent consultant, no third party compensation consultant was engaged for 2016. The Compensation Committee is composed of three directors; namely James Schweitzer, who is also Chair of our Compensation Committee, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	3,475,855	7.9%	7.9%
Denis Laviolette (4)	common	0	0.3%	0.3%
Peter Minuk (5)	common	20,000	0.0%	0.0%
James H. Schweitzer (6)	common	250,000	0.7%	0.7%
Yves P. Clement (7)	common	0	1.0%	1.0%
Victor Nkansa (8)	common	0	0.1%	0.1%
Hans Julian Morsches (9)	common	125,000	0.5%	0.5%
Directors and Officers as a Group		3,870,855	9.4%	9.4%

(1)	Based on 49,538,917 common shares outstanding as at March 22, 2017 and as if all of the options held by directors and officers (1,372,000 as a group) were exercised converted to common shares.
(2)	Based on 49,538,917 common shares outstanding as at March 22, 2017 and as if only the vested options (1,372,000 as a group) and were exercised converted to common shares.
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

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated. As at the date of this annual report, 4,816,692 common shares have been reserved for issuance under our Option Plan. As at the date of this annual report, there are 1,650,000 options outstanding to purchase an aggregate of 1,650,000 common shares, representing 3.4% of the 48,166,917 common shares currently outstanding. Options to purchase 3,166,692 common shares are currently available for grant under our Option Plan, being 10% of the 48,166,917 common shares currently outstanding less the 1,650,000 shares reserved for the 1,650,000 options currently outstanding.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2016, as well as the number of options granted to directors and all consultants as a group. The exercise prices of the stock options are stated in Canadian dollars as that is the currency unit in which the options were issued.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
James Longshore	President , CEO and Director General Manager, Ghana Operations	162,000 63,000 382,000	CAD$0.15 CAD$0.15 CAD$0.15	May 1, 2017 June 1, 2020 December 31, 2022
Denis Laviolette	Director	125,000	CAD$0.20	October 8, 2025
Peter Minuk	Secretary and Treasurer and Director	108,000 42,000	CAD$0.50 CAD$0.50	May 1, 2017 June 1, 2020
James H. Schweitzer	Director	108,000	CAD$0.15	June 10, 2021
Yves P. Clement	Vice-President, Exploration	100,000 400,000	CAD$0.225 CAD$0.40	March 1, 2021 May 5, 2026
Victor Nkansa	Vice-President, Ghana Operations	12,000 15,000	CAD$0.50 CAD$0.50	June 1, 2020 March 1, 2021
Hans Julian Morsches	Director	125,000	CAD$0.20	October 8, 2025

As a group, seven officers and directors hold 1,642,000 stock options as at December 31, 2016.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Our company’s registered shareholders’ list for our common shares, dated March 22, 2017, showed 146 registered shareholders and 48,166,917shares outstanding of which 16 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,086,252 common shares representing 74.82% of the issued and outstanding shares of Xtra-Gold.

The following table lists the only persons or companies, known by our company, to beneficially own more than 5% of our voting securities. There has been no significant change in the percentage ownership held by any major shareholders during the past three years. Our company’s major shareholders do not have different voting rights.

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS

James Longshore (1)(2)	common	3,028,355	7.9% (2)

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

(2)	Based on 48,166,917common shares outstanding as at March 22, 2017 and as if all of the stock options were exercised and the common share purchase warrants held were converted into common shares.

B.	Related Party Transactions

During the years ended December 31, 2016, December 31, 2015 and December 31, 2014, the Company entered into the following transactions with related parties:

	December 31,	December 31,	December 31,
	2016	2015	2014

Consulting fees paid or accrued to officers or their companies	$539,706	$495,683	$472,649
Directors’ fees	2,267	4,692	18,845

Stock option grants to officers and directors	400,000	250,000	108,000
Stock option grant price range	$0.31	$0.15	$0.43

Of the total consulting fees noted above, $256,319 (December 31, 2015 - $201,097, December 31, 2014 - $144,394) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $127,348 (December 31, 2015 - $100,548, December 31, 2014 - $72,197) of this amount. As at December 31, 2016, $47,792 (December 31, 2015, $51,096, December 31, 2014 - $28,974) remains payable to this related company and $5,000 (December 31, 2015 - $10,000, December 31, 2014 - $nil) remains payable to the related party for expenses earned for work on behalf of the Company.

As at December 31, 2016, $nil (December 31, 2015 - $97,493, December 31, 2014 - $97,493) was due from Buccaneer for services performed by the Company during the periods. These balances were forgiven when Buccaneer announced they were not pursuing their interest in the Concessions. Company had fully provided against this balance in 2015.

In 2016, a total of 400,000 stock options were issued to an officer of the Company at a strike price of $0.31 per share. A total of $89,643 was included in consulting fees related to these options. In 2015, a total of 250,000 stock options were issued to directors of the Company at a strike price of $0.15 per share. A total of $18,175 was included in consulting fees related to these options. In 2014, a total of 108,000 stock options were issued to a director of the Company at a strike price of $0.43 per share. A total of $22,489 was included in consulting fees related to these options.

A total of 1,231,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.15 per share and a total of 424,000 stock options previously granted to related parties were amended in 2015 by repricing these options to CAD$0.225 per share. A total of $106,283 was included in consulting fees related to these options. A total of 2,147,000 stock options previously granted to related parties were amended in 2014 by re-pricing these options to CAD$0.50 per share. A total of $54,581 was included in consulting fees related to these options.

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

Legal and Arbitration Proceedings

During the year ended December 31, 2016, all pending or threatened litigation was settled. On November 22, 2016, the Company announced that Buccaneer had abandoned its rights in respect of the Concessions in settlement of litigation commenced in 2015.

Dividends

Our company has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Our company does not presently have any intention of paying dividends. Our future dividend policy will be determined by our Board of Directors of the basis of earnings, financial requirements and other relevant factors.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2016, other than property update activities as reported in Note 6 to our financial statements for the year ended December 31, 2016 which are disclosed in this annual report.

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

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL YEAR ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2016	$0.55	$0.20	$0.42	$0.14
December 31, 2015	$0.295	$0.175	$0.22	$0.123
December 31, 2014	$0.43	$0.10	$0.38	$0.08
December 31, 2013	$0.87	$0.34	$0.84	$0.32
December 31, 2012	$1.50	$0.62	$1.49	$0.66

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the full financial quarters for the two most recent full financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL QUARTER ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2016	$0.34	$0.20	$0.27	$0.14
September 30, 2016	$0.54	$0.34	$0.41	$0.27
June 30, 2016	$0.55	$0.40	$0.42	$0.30
March 31, 2016	$0.46	$0.21	$0.35	$0.15
December 31, 2015	$0.265	$0.205	$0.179	$0.145
September 30, 2015	$0.22	$0.175	$0.162	$0.123
June 30, 2015	$0.255	$0.225	$0.206	$0.182
March 31, 2015	$0.295	$0.205	$0.22	$0.17

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the most recent six months.

	TSX		OTC BULLETIN BOARD
FOR THE MONTH ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
February 28, 2017	$0.35	$0.25	$0.27	$0.18
January 31, 2017	$0.27	$0.23	$0.20	$0.17
December 31, 2016	$0.24	$0.20	$0.17	$0.14
November 30, 2016	$0.26	$0.21	$0.20	$0.14
October 31, 2016	$0.34	$0.26	$0.27	$0.19
September 30, 2016	$0.43	$0.34	$0.33	$0.27

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies. Our common shares fluctuated during 2016 from a low of $0.20 to a high of $0.55 and during the most recent six months our common shares fluctuated from a low of $0.14 to a high of $0.33. Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration. There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

Any of the documents referred to in this Form 20-F can be viewed at the office of Xtra-Gold, located at Suite 824, Harbour Bay, TP.O Box CR-56766, Nassau, Bahamas during normal business hours. All of the above documents referred to above are in English.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls. Based on this assessment, our management has concluded that as of December 31, 2016, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

C.	Attestation Report of the Registered Public Accounting Firm

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

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

During the financial years ended December 31, 2016 and 2015, RBSM LLP served as the company auditor. During the year 2014, Davidson & Company LLP, Chartered Accountants, served as Xtra-Gold’s external auditor.

Audit Fees

Audit fees are the aggregate fees billed by RBSM LLP in 2015 and Davidson & Company in 2014 and 2013 for the audit of Xtra-Gold’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by our company’s external auditors for the year ended December 31, 2016 was $40,000, for the year ended December 31, 2015 was $40,000 and $60,000 for the year ended December 31, 2014.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company’s external auditors that are reasonably related to the performance of the audit or review of our company’s quarterly financial statements and are not reported above under “Audit Fees.” Our company paid RBSM LLP $15,000 for audit-related fees in the year ended December 31, 2016, and $10,000 for audit-related fees for the year ended December 31, 2015. Our company paid Davidson & Company $nil for audit-related fees for the year ended December 31, 2014.

Tax Fees

Tax fees consist of professional services rendered by our company’s external auditors for tax compliance and tax advice. Our company paid RBSM LLP $nil for tax fees for the year ended December 31, 2016 and December 31, 2015. Our company paid Davidson & Company $1,530 for tax fees for the year ended December 31, 2014.

All Other Fees

All other fees consist of fees for other miscellaneous items. There were no other fees in connection services provided or billed by our company’s external auditors in the years ended December 31, 2016, December 31, 2015 and December 31, 2014.

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

Our company renewed the 2014 Bid for a further one year period commencing on October 30, 2015 (the “2015 Bid”), with the acceptance of the TSX. Pursuant to the 2015 Bid, our company could purchase 4,000,000 common shares which, at that time, represented approximately 9.4% of our company’s public float. The 2015 Bid expired on November 5, 2016. Our company purchased an aggregate of 372,500 common shares under the 2015 Bid which were cancelled.

The Company announced in a news release disseminated on December 6, 2016, that, following expiration of the 2015 Bid, it would be renewing the 2016 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the “2016 Bid”), representing approximately 8.3% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 5,327 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. The Common Shares purchased by the Company will be cancelled.

As of March 28, 2017, the Company had repurchased 327,000 Common Shares at an average price of C$0.18 per share under the 2016 Bid, of which 257,000 have been cancelled.

Further details relating to the 2016 Bid are noted in the table directly below and in the footnotes following the table, which sets forth information as at the date of this annual report.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month 1 (December 6 to 31, 2016)	87,500	0.15	87,500	3,912,500
Month 2 (January 1 to 31, 2017)	-	-	-	3,912,500
Month 3 (February 1 to 28, 2017)	169,500	0.19	169,500	3,743,000
Month 4 (March 1 to 30, 2017)	70,000	0.18	70,000	3,673,000
Total Shares Repurchased	327,000	0.18	169,500	3,673,000

Footnotes

•	The average price paid per share in the above table is in US dollars.

•	The details of the 2014 Bid, referred to above, were announced in a news release on February 13, 2014 (as reported by our company on Form 6-K filed on February 18, 2014).

•	The results of the 2014 Bid and the details of the 2015 Bid, referred to above, were announced in a news release on October 30, 2015.

•	The results of the 2015 Bid and the details of the 2016 Bid, referred to above, were announced in a news release on December 6, 2016.

Item 16F	Change in Registrant’s Certifying Accountant

Effective October 2, 2015, the company changed auditors as RBSM LLP replaced Davidson & Company.

Item 16G	Corporate Governance

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

•	Audited Financial Statements for the Years Ended December 31, 2016, 2015, and 2014

•	Report of Independent Registered Public Accounting Firm dated March 28, 2017
•	Consolidated Balance Sheets as at December 31, 2016, 2015 and 2014
•	Consolidated Statements of Operations for the Years Ended December 31, 2016, 2015 and 2014
•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2015 and 2014
•	Consolidated Statement of Equity
•	Notes to the Consolidated Financial Statements

Item 19	Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)

(1)	Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed April 3, 2013.
(2)	Filed as an exhibit to this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XTRA-GOLD RESOURCES CORP.

/s/ James Longshore

By

James Longshore

President and Chief Executive Officer

Date: March 28, 2017

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

(expressed in U.S. Dollars, except where noted)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Xtra-Gold Resources Corp.

We have audited the consolidated balance sheets of Xtra-Gold Resources Corp. and subsidiaries (“The Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2016. Xtra-Gold Resources Corp.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xtra-Gold Resources Corp. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the each of the years in the two year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

RBSM, LLP

Henderson, Nevada
March 28, 2017

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)

AS AT	December 31,	December 31,	December 31,
	2016	2015	2014
ASSETS
Current
Cash and cash equivalents	$913,562	$862,552	$850,736
Investment in trading securities, at fair value cost of $511,672 (December 31, 2015 - $651,580, December 31, 2014 - $710,297) (Note 4)	248,592	101,214	81,012
Receivables and other assets	190,227	31,636	103,047
Inventory	240,657	53,932	89,938
Total current assets	1,593,038	1,049,334	1,124,733

Restricted cash (Note 7)	221,322	221,322	221,322
Equipment (Note 5)	347,202	486,525	632,735
Mineral properties (Note 6)	734,422	734,422	734,422

TOTAL ASSETS	$2,895,984	$2,491,603	$2,713,212

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	$269,613	$246,721	$230,798
Warrant liability (Note 8)	1,000	—	—
Asset retirement obligation (Note 7)	216,000	145,029	96,395
Total current liabilities	486,613	391,750	327,193

Total liabilities	486,613	391,750	327,193
Equity
Capital stock (Note 8) Authorized - 250,000,000 common shares with a par value of $0.001 Issued and outstanding 48,174,417 common shares (December 31, 2015 – 45,662,417 common shares, December 31, 2014 – 45,811,417 common shares)	48,174	45,662	45,811
Additional paid in capital	31,870,683	31,095,966	30,990,260
Deficit accumulated	(28,583,385)	(28,102,501)	(27,675,136)

Total Xtra-Gold Resources Corp. stockholders’ equity	3,335,472	3,039,127	3,360,935
Non-controlling interest	(926,101)	(939,274)	(974,916)

Total equity	2,409,371	2,099,853	2,386,019

TOTAL LIABILITIES AND EQUITY	$2,895, 984	$2,491,603	$2,713,212

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 13)
	“James Longshore”	“James Schweitzer”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2016	2015	2014

EXPENSES
Amortization	$139,323	$146,210	$188,078
Exploration	738,123	327,694	428,619
General and administrative	424,799	435,651	438,506

LOSS BEFORE OTHER ITEMS	(1,302,245)	(909,555)	(1,055,203)

OTHER ITEMS
Foreign exchange loss	(19,086)	(110,873)	(19,592)
Interest expense	(14,540)	(10,216)	(8,169)
Net (loss) gain on sales of trading securities	31,612	(15,363)	(26,217)
Other income	8,989	6,239	9,980
Recovery of gold	828,559	745,538	411,152
Loss contingency (Note 13)	—	—	—
Warrant (expense) gain (Note 8)	(1,000)	—	992
Provision for doubtful debts	—	(97,493)	—

	834,534	517,832	368,146

Consolidated loss for the year	(467,711)	(391,723)	(687,057)

Net gain attributable to non-controlling interest	(13,173)	(35,642)	(6,842)

Net loss attributable to Xtra-Gold Resources Corp.	$(480,884)	$(427,365)	$(693,899)

Basic and diluted loss attributable to common shareholders per common share	$(0.01)	$(0.01)	$(0.02)

Basic and diluted weighted average number of common shares outstanding	47,256,630	45,721,507	45,996,481

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENT OF EQUITY
(Expressed in U.S. Dollars)

	Common Stock
			Additional		Non-
	Number		Paid in		Controlling
	of Shares	Amount	Capital	Deficit	Interest	Total

Balance, December 31, 2013	46,263,917	$46,264	$31,018,184	$(26,981,237)	$(981,758)	$3,101,453
Stock-based compensation	—	—	108,302	—	—	108,302
Repurchase of shares	(452,500)	(453)	(136,226)	—	—	(136,679)
Loss for the year	—	—	—	(693,899)	6,842	(687,057)
Balance, December 31, 2014	45,811,417	45,811	30,990,260	(27,675,136)	(974,916)	2,386,019
Stock-based compensation	—	—	124,458	—	—	124,458
Repurchase of shares	(149,000)	(149)	(18,752)	—	—	(18,901)
Loss for the year	—	—	—	(427,365)	35,642	(391,723)
Balance, December 31, 2015	45,662,417	45,662	31,095,966	(28,102,501)	(939,274)	2,099,853
Private placement	2,500,000	2,500	691,228	—	—	693,728
Stock-based compensation	—	—	104,519	—	—	104,519
Repurchase of shares	(396,000)	(396)	(69,378)	—	—	(69,774)
Stock option exercises	408,000	408	48,348	—	—	48,756
Loss for the period	—	—	—	(480,884)	13,173	(467,711)
Balance, December 31, 2016	48,174,417	$48,174	$31,870,683	$(28,583,385)	$(926,101)	$2,409,371

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2016	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(467,711)	$(391,723)	$(687,057)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization	139,323	146,210	188,078
Change in asset retirement obligation	70,971	48,634	16,000
Stock-based compensation	104,519	124,458	108,302
Warrant expense (gain)	1,000	—	(992)
Unrealized foreign exchange loss (gain)	(12,405)	11,848	11,969
Purchase of trading securities	(253,554)	(62,742)	(118,289)
Proceeds on sale of trading securities	150,193	15,329	140,121
Net (loss) gain on sales of trading securities	(31,612)	15,363	26,217
Provision for doubtful debts	—	97,493	—
Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	(158,591)	(26,082)	167,837
(Increase) decrease in inventory	(186,725)	36,006	(89,938)
Increase (decrease) in accounts payable and accrued liabilities	22,892	15,923	(80,114)

Net cash (used in) provided by operating activities	(621,700)	30,717	(317,866)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	—	—	—
Net cash used in investing activities	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Issuances of capital stock, net of financing costs	693,728	—	—
Proceeds from exercise of options	48,756	—	—
Repurchase of capital stock	(69,774)	(18,901)	(136,679)
Net cash provided by (used in) financing activities	672,710	(18,901)	(136,679)

Change in cash and cash equivalents during the year	51,010	11,816	(454,545)

Cash and cash equivalents, beginning of the year	862,552	850,736	1,305,281

Cash and cash equivalents, end of the year	$913,562	$862,552	$850,736

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

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

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. The Company has incurred a loss of $480,884 for the year ended December 31, 2016 and has accumulated a deficit of $28,583,385. Results for the year ended December 31, 2016 are not necessarily indicative of future results. However, these losses raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At year ended December 31, 2016, the Company has working capital of $1,106,425, which would not be sufficient to fund the required exploration programs for a period greater than 12 months. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

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

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2016, December 31, 2015 and December 31, 2014, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of December 31, 2016, December 31, 2015, and December 31, 2014, the Company recorded allowance for doubtful accounts of $0, $97,493, and $0, respectively.

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

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

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

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

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
December 31, 2016

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

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of December 31, 2016, there were 1,397,000 warrants (December 31, 2015 – nil, December 31, 2014 – nil) and 1,920,000 stock options (December 31, 2015 – 2,235,000, December 31, 2014 – 2,426,000) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

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
December 31, 2016

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

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2016, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2016	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$913,562	$913,562	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	248,592	248,592	—	—
Warrant liability	1,000	—	—	1,000
Total	$1,384,476	$1,383,476	$—	$1,000

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2015	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$862,552	$862,552	$—	$—
Restricted cash	221,322	221,322	—	—
Investment in trading securities	101,214	101,214	—	—
Warrant liability	—	—	—	—
Total	$1,185,088	$1,185,088	$—	$—

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2014	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$850,736	$850,736	$—	$—
Restricted cash	221,322	221,322	—	—
Investment in trading securities	81,012	81,012	—	—
Warrant liability	—	—	—	—
Total	$1,153,070	$1,153,070	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources. The fair value of the warrant liability is determined through the Black Scholes valuation model.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of December 31, 2016, the Company held $694,941 (December 31, 2015- $468,750, December 31, 2014- $635,550) in low risk money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

Recent accounting pronouncements

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. Accordingly, the updated standard is effective for us in the first quarter of fiscal 2019 and we do not plan to early adopt. We have not yet selected a transition method and we are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update is effective for annual periods ending after December 15, 2016. The adoption of this standard did not have a material impact on our financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Any current period adjustments to provisional amounts that would have impacted a prior period’s earnings had they been recognized at the acquisition date are required to be presented separately on the face of the income statement or disclosed in the notes. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not been issued. Therefore the amendments in ASU 2015-16 will become effective for us as of the beginning of our 2017 fiscal year. The adoption of this guidance is not expected to have a material impact upon our financial condition or results of operations.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance is not expected to have a material impact on our financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Furthermore, equity investments without readily determinable fair values are to be assessed for impairment using a quantitative approach. The amendments in ASU 2016-01 should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with other amendments related specifically to equity securities without readily determinable fair values applied prospectively. The amendments in ASU 2016-01 will become effective for us as of the beginning of our 2019 fiscal year. The adoption of this guidance is not expected to have a material impact upon our financial condition or results of operations.

On February 24, 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The updated standard is effective for us beginning in the first quarter of fiscal 2020. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, in an effort to reduce the diversity of how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the potential impact this ASU will have on the financial statements and related disclosures.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance is not expected to have a material impact on our financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

4.	INVESTMENTS IN TRADING SECURITIES

At December 31, 2016, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of December 31, 2016, the fair value of trading securities was $248,592. (December 31, 2015 – $101,214, December 31, 2014 – $81,012).

	December 31,	December 31,	December 31,
	2016	2015	2014
Investments in trading securities at cost	$511,672	$651,580	$710,297
Unrealized gains (losses)	(263,080)	(550,366)	(629,285)
Investments in trading securities at fair market value	$248,592	$101,214	$81,012

5.	EQUIPMENT

		December 31, 2016
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	1,144,382	320,096
Vehicles	333,989	306,883	27,106
	$1,827,099	$1,479,897	$347,202

The company expensed $139,323 for amortization in 2016.

		December 31, 2015
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	1,047,418	417,060
Vehicles	333,989	264,524	69,465
	$1,827,099	$1,340,574	$486,525

The company expensed $146,210 for amortization in 2015.

		December 31, 2014
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	930,979	533,499
Vehicles	333,989	234,753	99,236
	$1,827,099	$1,194,364	$632,735

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

The company expensed $188,078 for amortization in 2014.

6.	MINERAL PROPERTIES

	December 31,	December 31,	December 31,
	2016	2015	2014

Acquisition costs	$1,607,729	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133	8,133
Option payments received	(881,440)	(881,440)	(881,440)
Total	$734,422	$734,422	$734,422

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. The mining leases for the Kwabeng and Pameng Projects grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019. We have renewed the lease for a 15 year extension of our Kibi Project (formerly known as the Apapam Project) which expired December 17, 2015. The extension is in accordance with the terms of application and payment of fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

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

On November 22, 2016, the Company announced that Buccaneer had abandoned its rights in respect of the Concessions.

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

7.	ASSET RETIREMENT OBLIGATION

	December 31,	December 31,	December 31,
	2016	2015	2014

Balance, beginning of year	$145,029	$96,395	$203,395
Change in obligation	70,971	48,634	(123,000)
Accretion expense	—	—	16,000
Balance, end of year	$216,000	$145,029	$96,395

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $216,000 (2015 - $145,029, 2014 - $96,395). During 2016, 2015 and 2014, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$221,322 which has been recorded in restricted cash.

8.	CAPITAL STOCK

Issuances of shares

During the year ended December 31, 2016, the Company issued 2,500,000 units at CAD$0.40 per unit for proceeds of $693,728 net of costs. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full purchase warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. The Company also issued 147,000 finders warrants with this financing. Each finders warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing.

During the year ended December 31, 2016, the Company issued 408,000 shares at CAD$0.15 per share for proceeds of $48,756 on exercise of stock options.

Cancellation of shares

During the year ended December 31, 2016, a total of 396,000 common shares were re-purchased for $69,774 and cancelled.

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
December 31, 2016

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

At December 31, 2016, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

108,000	CDN$0.50	March 5, 2017
162,000	CDN$0.15	March 12, 2017
54,000	CAD$0.50	June 1, 2020
63,000	CDN$0.15	June 1, 2020
48,000	CDN$0.225	June 1, 2020
90,000	CDN$0.50	July 1, 2020
30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
108,000	CDN$0.15	June 10, 2021
382,000	CDN$0.15	December 31, 2022
250,000	CDN$0.20	October 8, 2025
400,000	CDN$0.40	May 5, 2026
125,000	CDN$0.65	July 25, 2021

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of year	2,235,000	$0.16	2,426,000	$0.43	2,489,000	$1.03
Granted	525,000	$0.36	250,000	$0.15	108,000	$0.43
Exercised	(408,000)	$0.12	—	—	—	—
Cancelled/Expired	(432,000)	$0.16	(441,000)	$0.36	(171,000)	$1.90
Outstanding, end of year	1,920,000	$0.23	2,235,000	$0.16	2,426,000	$0.43

Exercisable, end of year	1,920,000	$0.23	2,235,000	$0.16	2,426,000	$0.43

The aggregate intrinsic value for options vested and for total options as of December 31, 2016 is approximately $57,059 (December 31, 2015 - $nil, December 31, 2014 - $nil). The weighted average contractual term of stock options outstanding and exercisable as at December 31, 2016 is 5.60 years (December 31, 2015 – 3.67 years, December 31, 2014 – 5.05 years).

The fair value of stock options granted, vested, and modified during the year ended December 31, 2016 was $104,519 (year ended December 31, 2015 - $124,458, December 31, 2014 - $108,302) which has been included in general and administrative expense.

During the year ended December 31, 2015, the Company re-priced 424,000 options previously granted to insiders of the Company and 48,000 options previously granted to non-insiders of the Company. The options were re-priced to $0.18 (CAD$0.225), resulting in a charge of $20,202 during the year.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

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

The following assumptions were used for the Black-Scholes valuation of stock options amended during the years ended December 31, 2015 and December 31, 2014:

	2016	2015	2014

Risk-free interest rate	N/A	0.26% - 1.64%	1.25%
Expected life	N/A	0.8 to 5 years	5.0 years
Annualized volatility	N/A	58% - 74%	45%
Dividend rate	N/A	—	—

There were 400,000 option grants during 2016 to an insider of the Company at $0.31 (CAD$0.40) . A further 125,000 options were granted during 2016 to a consultant of the company at $0.50 (CAD$0.65) . During the year ended December 31, 2015, the Company granted 250,000 options to insiders of the Company at $0.15 (CAD$0.20) . During the year ended December 31, 2014, the Company granted 108,000 options to an insider of the Company at $0.43 (CAD$0.50) . The following assumptions were used for the Black-Scholes valuation of stock options granted during the years ended December 31, 2016, December 31, 2015, and December 31, 2014:

	2016	2015	2014

Risk-free interest rate	1.75%	1.75%	1.75%
Expected life	4 to 7.5 years	7.5 years	7.5 years
Annualized volatility	61% - 65%	68%	95%
Dividend rate	—	—	—

The weighted average fair value of options granted in 2016 was $104,519 (2015 - $124,458. 2014 - $108,302).

Warrants

At December 31, 2016, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,397,000	CAD$0.65	August 25, 2017

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2016		2015	2014

Balance, beginning of period	—		—	964.500	CAD$1.00
Issued	1,397,000	CAD$0.65	—	—
Exercised	—		—	—
Expired	—		—	(964,500)
Balance, end of period	1,397,000	CAD$ 0.65	—	—

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712. The fair value of the warrants has been estimated at December 31, 2016 using the Black-Scholes Options Pricing Model was $1,000.

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. At December 31, 2016, the fair value adjustment was recognized in the consolidated statement of operations.

9.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016, December 31, 2015 and December 31, 2014, the Company entered into the following transactions with related parties:

	December 31,	December 31,	December 31,
	2016	2015	2014

Consulting fees paid or accrued to officers or their companies	$539,706	$495,683	$472,649
Directors’ fees	2,267	4,692	18,845

Stock option grants to officers and directors	400,000	250,000	108,000
Stock option grant price range	$0.31	$$0.15	$0.43

Of the total consulting fees noted above, $256,319 (December 31, 2015 - $201,097, December 31, 2014 - $144,394) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $127,348 (December 31, 2015 - $100,548, December 31, 2014 - $72,197) of this amount. As at December 31, 2016, $47,792 (December 31, 2015, $51,096, December 31, 2014 - $28,974) remains payable to this related company and $5,000 (December 31, 2015 - $10,000, December 31, 2014 - $nil) remains payable to the related party for expenses earned for work on behalf of the Company.

As at December 31, 2016, $nil (December 31, 2015 - $97,493, December 31, 2014 - $97,493) was due from Buccaneer for services performed by the Company during the periods. These balances were forgiven when Buccaneer announced they were not pursuing their interest in the Concessions. The Company had fully provided against this balance in 2015.

In 2016, a total of 400,000 stock options were issued to an officer of the Company at a strike price of $0.31 per share. A total of $89,643 was included in consulting fees related to these options. In 2015, a total of 250,000 stock options were issued to directors of the Company at a strike price of $0.15 per share. A total of $18,175 was included in consulting fees related to these options. In 2014, a total of 108,000 stock options were issued to a director of the Company at a strike price of $0.43 per share. A total of $22,489 was included in consulting fees related to these options.

A total of 1,231,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.15 per share and a total of 424,000 stock options previously granted to related parties were amended in 2015 by repricing these options to CAD$0.225 per share. A total of $106,283 was included in consulting fees related to these options.

A total of 2,147,000 stock options previously granted to related parties were amended in 2014 by re-pricing these options to CAD$0.50 per share. A total of $54,581 was included in consulting fees related to these options.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31,	December 31,	December 31,
	2016	2015	2014

Cash paid during the period for:
Interest	$14,540	$10,216	$8,169
Income taxes	$—	$—	$—

There were no significant non-cash transactions during the years ended December 31, 2016, December 31, 2015, or December 31, 2014.

11.	DEFERRED INCOME TAXES

Income tax benefits attributable to losses from United States of America operations was $Nil for the years ended December 31, 2016, December 31, 2015 and 2014, and differed from the amounts computed by applying the United States of America federal income tax rate of 34% to pretax losses from operations as a result of the following:

	2016	2015	2014

Loss for the year	$(467,711)	$(391,723)	$(687,057)

Computed “expected” tax (benefit) expense	(159,000)	$(133,000)	$(234,000)
Non deductible (taxable) items	(10,000)	(73,000)	(10,000)
Change in statutory, foreign tax, foreign exchange and other	(30,000)	121,000	106,000
Valuation allowance	199,000	85,000	138,000

Net expected tax (benefit) expense	$—	$—	$—

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below:

	2016	2015	2014

Deferred tax assets (liabilities):
Trading securities	$137,000	$96,000	125,000
Equipment	373,000	384,000	168,000
Net operating loss carryforwards - US	3,322,000	3,050,000	2,799,000
Net operating loss carryforwards - Ghana	87,000	159,000	2,494,000
Valuation allowance	(3,919,000)	(3,689,000)	(5,586,000)

Total deferred tax assets	$—	$—	—

The valuation allowance for deferred tax assets as of December 31, 2016 was $(3,919,000) and (December 31, 2015 – $(3,689,000), December 31, 2014 – $(5,586,000)) respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has not provided for deferred income taxes on the difference between the carrying value of substantially all of its foreign subsidiaries and their corresponding tax basis as the earnings of those subsidiaries are intended to be permanently reinvested in their operations. As such, the investments are not anticipated to give rise to income taxes in the foreseeable future.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in assessing the realizability of deferred tax assets. In order to fully realize the deferred tax asset attributable to net operating loss carryforwards, the Company will need to generate future taxable income of approximately $10,120,000 prior to the expiration of the net operating loss carryforwards. Of the $10,120,000 of operating loss carryforwards, $9,772,000 is attributable to the US, and expires between 2017 and 2036, and the balance of $348,000 is attributable to Ghana and expires between 2017 and 2021.

12.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	December 31,	December 31,	December 31,
	2016	2015	2014

Cash and restricted cash:
Canada	$772,535	$564,633	$704,972
Ghana	362,349	519,241	367,086
Total cash and restricted cash	1,134,884	1,083,874	1,072,058
Capital assets
Canada	—	—	—
Ghana	1,081,624	1,220,947	1,367,157
Total capital assets	1,081,624	1,220,947	1,367,157
Total	$2,216,508	$2,304,821	$2,439,215

Net (loss) profit:
Canada	$(599,442)	$(748,145)	$(755,479)
Ghana	118,558	320,780	61,580
Total	$(480,884)	$(427,365)	$(693,899)

13.	CONTINGENCY AND COMMITMENTS

a)

The Company leases 881 square feet for its corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario. The lease has a 60 month term commencing November 1, 2012, at approximately CAD$3,667 (US$2,731) per month. Payments in the next twelve months are $27,310 and $nil thereafter.

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

c)

The Government of Ghana initially required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit. The Company has submitted a request for a reduction of these fees to the government and is awaiting a response.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2016

14.	SUBSEQUENT EVENT NOTE

Subsequent to December 31, 2016, an aggregate of 327,000 common shares were re-purchased for $44,511 (CAD$58,475) and 257,000 common shares were cancelled at March 28, 2017. Subsequent to December 31, 2016, 162,000 options were exercised for common shares and cash proceeds of $17,500 (CAD$24,300) were raised. Also, 108,000 stock options expired.