Form 20-F
period 2017-12-31
XTRA-GOLD RESOURCES CORP
filed 2018-03-29
CIK 1288770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

[   ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[   ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]      SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number: 333-183376

(Exact name of Registrant as specified in its charter)

not applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Monte Carlo #7, Bayview Drive, Paradise Island, Nassau, Bahamas
(Address of principal executive offices)

James Longshore, 416-628-2881 (telephone), 416-981-3055 (facsimile), Village Road Shopping Plaza, Suite#2150, P.O Box AP 59217,
Nassau Bahamas
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

Title of each class	Outstanding at December 31, 2017
Common shares	47,782,417

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

[   ] Yes          [X] No

GENERAL MATTERS

Use of Names

In this annual report filed on Form 20-F, the terms “Xtra-Gold”, “Company”, “we”, and “our” refers to Xtra-Gold Resources Corp., a British Virgin Islands company, and our wholly-owned subsidiaries, Xtra-Gold Exploration Limited and our 90% owned subsidiary, Xtra-Gold Mining Limited.

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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2017	2016	2015	2014	2013
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated gain (loss) and comprehensive loss for the period	453,932	(467,711)	(391,723)	(687,057)	(750,942)
Net loss (gain) and comprehensive loss (gain) attributable to non-controlling interest	(98,077)	(13,173)	(35,642)	(6,842)	8,849
Net gain (loss) and comprehensive loss attributable to Xtra-Gold Resources Corp.	355,855	(480,884)	(427,365)	(693,899)	(742,093)
Basic and diluted gain (loss) attributable to common shareholders per common share	0.01	(0.01)	(0.01)	(0.02)	(0.02)
Total current assets	1,825,755	1,593,038	1,049,334	1,124,733	1,717,195
Total assets	3,328,082	2,895,984	2,491,603	2,713,212	3,616,752
Total current liabilities	443,457	486,613	391,750	327,193	311,904
Total liabilities	443,457	486,613	391,750	327,193	515,299
Working capital	1,382,318	1,106,425	657,584	797,540	1,405,291
Capital stock	47,782	48,174	45,622	45,811	46,264
Total equity	2,884,625	2,409,371	2,099,853	2,386,019	3,101,453
Total Xtra-Gold Resources Corp. stockholders’ equity	3,712,649	3,335,472	3,039,127	3,360,935	4,083,211
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	47,948,596	47,256,630	45,721,507	45,996,481	46,481,748
Diluted weighted average number of common shares outstanding	51,339,216	47,256,630	45,721,507	45,996,481	46,481,748

B.	Capitalization and Indebtedness

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

The securities of our company are considered speculative due to the nature of our business and the present stage of our development. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are either unaware of, or we are aware of, but we currently believe are immaterial, may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed, and the investor may lose all of their investment.

Risks Associated with our Company and our Operations

Our company is currently in the exploration stage with respect to all our projects. The chance of ever reaching the production stage at our projects is uncertain. Our company cannot predict whether we will successfully effectuate our company’s current business plan.

If our company does not obtain new financings, commencing from 2018, the amount of funds available to our company to pursue any further exploration activities at our projects will be reduced and our company’s plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project. Commencing from 2018, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects. Any impairment in our company’s ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company’s plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2018 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2018, our company may need to explore various financing alternatives to meet our projected costs and expenses. Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all. Additionally, if the actual costs to execute our company’s business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company’s ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2017, our company had an accumulated deficit of $28,227,530. It is anticipated that our company will continue to experience operating losses for fiscal 2018 and until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of approximately $28,227,530 as of December 31, 2017. These factors, among others, raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred. If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

Our company’s activities are currently focused on our Kibi and Kwabeng projects. Our company will as a consequence be exposed to some heightened degree of risk due to the lack of property diversification. Adverse changes or developments affecting our Kibi or Kwabeng projects would have a material and adverse effect on our company’s business, financial condition, results of operations and prospects.

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

Our company’s activities are and will be subject to complex laws, significant government regulations and accounting standards that may delay or prevent operations at our projects and can adversely affect our company’s operating costs, the timing of our company’s operations, ability to operate and financial results.

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

In addition, our company may be exposed to potential environmental impacts during any full scale mining operation. At such time of commencement of full scale mining, if ever, our company plans to negotiate posting of a reclamation bond to quantify the reclamation costs. Our company anticipates that the dollar amount of reserves established for exposure to environmental liabilities will be $245,000, as to $145,000 for our Kwabeng project, $100,000 for our Banso and Muoso Projects, and zero for our Pameng project, as estimated by the Environmental Protection Agency of Ghana, however, our company is currently unable to predict the ultimate cost of compliance or the extent of liability risks.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company’s exploration activities and our financial condition. At December 31, 2017, the company had accrued $205,201 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $246,322 posted as required by the Ghanaian government.

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

Our company’s primary currency for operations is the United States dollar and, to a lesser extent, the “Cedi”, the Ghanaian currency and the Canadian dollar. Our company maintains most of its working capital in Canadian dollars. Our company converts its Canadian funds to foreign currencies as certain payment obligations become due. Accordingly, our company is subject to fluctuations in the rates of currency exchange between the United States dollar and these foreign currencies and these fluctuations, which are beyond our control, could materially affect our company’s financial position and results of operations. A significant portion of the operating costs of our projects are in Cedi. Our company obtains services and materials and supplies from providers in West Africa. The costs of goods and services could increase or decrease due to changes in the value of the United States dollar or the Cedi or other currencies. Consequently, exploration and development of our projects could be costlier than anticipated.

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

Development of our Business During 2017

Exploration spending was reduced in 2017 as the company purchased a drill rig which reduced the cost of completing the drill program. Exploration activities for the 2017 year focussed primarily on the continued advancement of the Bomaa gold prospect located on our Kwabeng Mining Lease (“Kwabeng Project”). The grassroots Bomaa auriferous float / subcrop target discovered in 2013 consists of a continuous auriferous argillite rock float and/or subcrop train traceable in a meandering pattern over an approximately 2.8 kilometre (“km”) distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a folded argillite metasedimentary rock unit.

As at the date of this annual report, we have the following five projects all of which are in the exploration stage.

•

Kwabeng Project. Our Kwabeng project is located on the Kwabeng concession. During the fiscal year for which this annual report is being filed, our company focussed primarily on the continued advancement of the Bomaa gold prospect located on our Kwabeng Project. The grassroots Bomaa auriferous float / subcrop target discovered in 2013 consists of a continuous auriferous argillite rock float and/or subcrop train traceable in a meandering pattern over an approximately 2.8 kilometre (“km”) distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a folded argillite metasedimentary rock unit.

A scout drilling program including 17 diamond core boreholes totalling 985 metres (“m”) was completed from September 28 to December 9, 2017 on the Bomaa North segment of the extensive Bomaa auriferous float / subcrop train (#BADD17001 - #BADD17017). The drilling was undertaken by the Company’s in-house drilling crew utilizing its newly acquired diamond drill rig commissioned in the June 2017 quarter. The shallow first pass drill program, with boreholes ranging from 31.0 m to 119.5 m in length, was designed to test the near-surface extent of the auriferous argillite / quartz vein zone identified by trenching / outcrop stripping efforts and to gain a better understanding of the litho-structural setting of the gold mineralization. Saw-cut channel sampling (41.95 m) of stripped outcrop exposures was also conducted in conjunction with the drill program.

Scout drilling successfully traced the northeast striking, moderately southeast dipping (40o – 60o) Bomaa North silicified argillite / quartz vein zone over an approximately 200 m strike length and a 170 m down-dip distance from surface (~90 m vertical). Thirteen (13) out of the 17 boreholes intersected the mineralization-hosting silicified argillite unit; with five (5) boreholes yielding exploration significant gold intercepts ranging from 4.48 m to 18.5 m in core-length.

The results of the Bomaa scout drilling / channel sampling program were reported by the Company on January 25, 2018; including the following highlights:

-

18.5 m grading 2.04 grams per tonne (“g/t”) gold, including 5.22 g/t gold over 5.0 m, from 4.5 m down-hole in #BADD17003; 6.5 m grading 1.2 g/t gold, including 3.6 g/t gold over 1.0 m, from 46.05 m down-hole in #BADD17009; and 5.4 m grading 1.59 g/t gold, including 2.48 g/t gold over 2.2 m, from 28.5 m down-hole in #BADD17016; and

-

saw-cut channel sample composite grading 4.23 g/t gold over 12.0 m, including 9.14 g/t gold over 2.2 m in sample string #RSBA004 (stripped outcrop); and saw-cut channel sample #CSBA006 grading 25.0 g/t gold over 0.9 m (trench #TBA002).

An initial scout trenching program was also completed on the Bomaa gold project during the September 2017 quarter; with the exploration program designed to identify the bedrock source of the Bomaa North segment of the extensive auriferous argillite rock float / subcrop train. The work program included two mechanical trenches totalling approximately 146 m and approximately 53 m of saw-cut channel samples collected from stripped outcrop exposures within the trenches. Trenching efforts confirmed the bedrock “in situ” source of the auriferous float / subcrop train; with a silicified argillite / quartz vein zone exposed in trench #TBA001 yielding a saw-cut channel sample composite grading 1.46 g/t gold over a 9.17 m trench-length, including 5.64 g/t gold over 1.62 m. Initial results of the Bomaa scout trenching program were reported by the Company on August 22, 2017.

See “Kwabeng Project – Prior Exploration by Xtra-Gold” for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2018, we plan to conduct:

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

Exploration activities on this project from January 1 to December 31, 2017, being the fiscal year for which this annual report is being filed, focussed on the continuation of the scout pitting program initiated in the December 2016 quarter; with the ongoing pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 58 scout pits, encompassing 226 channel samples, were manually excavated on the Akwadum South (“Zone 7”) and Akwadum North (“Zone 8”) gold-in-soil anomalies, and the Hillcrest Shear (“Zone 6”) gold target, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Exploration work also included the rehabilitation / deepening of approximately 250 m of old scout trenching on the Hillcrest Shear and Akwadum South grassroots targets to permit detailed geological mapping and channel sampling (243 samples). Compilation of the geological and assay result data is in progress, and the scout pitting / trenching sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

See “Kibi Project – Prior Exploration by Xtra-Gold” for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2018, we plan to conduct:

•	follow-up trenching of Zone 2 – Zone 3 early stage gold shoots / discoveries to guide future mineral resource expansion drilling efforts;
•	prospecting, reconnaissance geology, and scout pitting / trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and
•

a drill program of approximately 4,000 metres, at an estimated cost of $200,000, utilizing the Company’s newly acquired diamond drill rig; including combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area and scout drilling of new grassroots gold targets across the Apapam concession.

•

Pameng Project. Our Pameng project is located on the Pameng concession. During the fiscal year, we did not conduct any exploration activities on this project. In connection with the two years preceding the fiscal year, we did not conduct any exploration activities at this project.

As of the date of this annual report, during 2018, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

•

Banso Project. Our Banso project is located on the Banso concession. During the fiscal year, exploration activities were limited to data compilation and geological / geophysical modelling to identify and/or further advance grassroots targets. See “Banso Project – Exploration Activities by Buccaneer Gold Corp. in 2014” for exploration activities conducted on this project during that year.

As of the date of this annual report, during 2018, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015);

•	Muoso Project. Our Muoso project is located on the Muoso concession. During the fiscal year, exploration activities were limited to data compilation and geological / geophysical modelling to identify and/or further advance grassroots targets. See “Muoso Project - Exploration Activities by Buccaneer Gold Corp. in 2014” for exploration activities conducted on this project during that year.

As of the date of this annual report, during 2018, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $200,000 for the cost for soil sampling and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects in 2018. We estimate a cost of $200,000 to complete a 4,000 metre drill program at Kibi in 2018.

Gold Recovery Operations. We continued with placer gold recovery operations at our Kwabeng Banso and Muoso projects during the fiscal year. We recovered 2,811 ounces of raw placer gold (Kwabeng – 1,589 ounces, Banso – 773 ounces, and Muoso – 449 ounces) and sold 2,575 ounces of fine gold for net proceeds of $1,312,921. As at the date of this annual report, during 2018, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2017, from all properties, amounted to $13,745,427.

As of the date of this annual report, we have:

•	have achieved a series of losses since inception, although we reported a profit in 2017;
•	have minimal operations, and
•	relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years. We purchased an exploration drill and a new pickup truck in 2017.

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

We conduct administrative activities from our Corporate Office, located at Monte Carlo #7, Bayview Drive, Paradise Island, Nassau, Bahamas. Since there is no mail delivery service in Bahamas, our Company requires a P.O. Box at Village Road Shopping Plaza, Suite #2150, P.O Box AP 59217, Nassau, Bahamas. We pay rent of $2,200 monthly.

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
Ankaasa
Asamang
Mosoaso
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

We have the following exploration activities planned for 2018:

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

•	follow-up trenching of Zone 2 – Zone 3 early stage gold shoots / discoveries to guide future mineral resource expansion drilling efforts;
•	prospecting, reconnaissance geology, and scout pitting / trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and
•

a drill program of approximately 4,000 metres, at an estimated cost of $200,000, utilizing the Company’s newly acquired diamond drill rig; including combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area and scout drilling of new grassroots gold targets across the Apapam concession.

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

Title to Properties

We hold 30-year mining leases expiring on July 26, 2019 on our Kwabeng and Pameng concessions. We have renewed our Apapam concession, which expired on December 17, 2015, for a 15-year extension. We hold a 14-year mining lease on our Banso concession expiring on January 5, 2025 and a 13-year mining lease on our Muoso concession expiring on January 5, 2024.

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

2016 Exploration Program

During 2016, in connection with our Kibi project, exploration activities focused on the implementation of the Phase I drill program on the Cobra Creek Gold Corridor prospect; an approximately 550 metre (“m”) wide, NE-trending, quartz-feldspar porphyry (“QFP”) hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. A total of 43 diamond core boreholes totaling 2,639 m were completed over a 2.75 -month period extending from June 7 to August 31, 2016.

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

2017 Exploration Program

Exploration activities on this project from January 1 to December 31, 2017, being the fiscal year for which this annual report is being filed, focussed on the continuation of the scout pitting program initiated in the December 2016 quarter; with the ongoing pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 58 scout pits, encompassing 226 channel samples, were manually excavated on the Akwadum South (“Zone 7”) and Akwadum North (“Zone 8”) gold-in-soil anomalies, and the Hillcrest Shear (“Zone 6”) gold target, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Exploration work also included the rehabilitation / deepening of approximately 250 m of old scout trenching on the Hillcrest Shear and Akwadum South grassroots targets to permit detailed geological mapping and channel sampling (243 samples). Compilation of the geological and assay result data is in progress, and the scout pitting / trenching sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

Future Exploration Plans

2018 Proposed Exploration Program

As at the date of this annual report, during 2018, we plan to conduct:

•	follow-up trenching of Zone 2 – Zone 3 early stage gold shoots / discoveries to guide future mineral resource expansion drilling efforts;

•	prospecting, reconnaissance geology, and scout pitting / trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

•

a drill program of approximately 4,000 metres, at an estimated cost of $200,000, utilizing the Company’s newly acquired diamond drill rig; including combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area and scout drilling of new grassroots gold targets across the Apapam concession.

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

Quality-Control Program

We have implemented a quality-control program to ensure best practice in the sampling and analysis of the diamond drill core, reverse circulation (RC) chip samples, saprolite trench and saw-cut channel samples, and soil samples. Drill core is HQ diameter (63.5 millimeters) in upper oxidized material (regolith) and NQ diameter (47.6 millimeters) in the lower fresh rock portion of the hole. Drill core is saw cut and half the core is sampled in standard intervals. The remaining half of core is stored in a secure location. Reverse circulation (RC) chip samples are taken at one meter intervals under dry drilling conditions by experienced geologists, with all samples weighed on site. Saprolite trench samples consist of continuous, horizontal channels collected from a canal excavated along the bottom sidewall of the trench (~ 0.10 meters above floor). All samples are transported in security-sealed bags to Intertek Minerals Limited, an ISO 17025:2005 accredited laboratory. As of the date of this annual report, a 1,000 gram split of the sample is pulverized to better than 85% passing 75 microns, and analyzed by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish. Samples with observed visible gold and/or exhibiting typical Kibi-type granitoid hosted mineralization characterized by liberated, particulate gold grains are pulverized in their entirety to better than 85% passing 75 microns, and analyzed four times by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish; with the arithmetic average of the four assays reported. Our company inserts a certified reference standard (low to high grade), analytical blank, and field duplicate sample in every batch of 20 drill core / reverse circulation (RC) chip / trench channel / saw cut channel samples. Validation parameters are established in the database to ensure quality control.

Recovery and Sale of Placer Gold

There were no placer gold recovery operations carried out at this project during 2014 through to the end of our fiscal year.

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

The Apapam mining lease is dated December 18, 2008 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Apapam mining lease covers a lease area of 33.65 square kilometers and is located in the East Akim District of the Eastern Region of Ghana. The Apapam mining lease had a seven year term which expired on December 17, 2015.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission. As these extensions generally take years for the regulatory review to be completed, the Company is not yet in receipt of the extension approval. However, until the Company receives the extension documents, the old lease remains in force under the mineral laws. The extension is in accordance with the terms of application and payment of fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

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

2016 Exploration Program

We did not conduct any exploration activities on our Kwabeng project during the 2016 fiscal year.

2017 Exploration Program

Exploration activities on this project from January 1 to December 31, 2017, being the fiscal year for which this annual report is being filed, focussed on the implementation of a scout drilling program including 17 diamond core boreholes totalling 985 metres (“m”) on the Bomaa North segment of the extensive Bomaa auriferous float / subcrop train (#BADD17001 - #BADD17017). The drilling was completed from September 28 to December 9, 2017 by the Company’s in-house drilling crew utilizing its newly acquired diamond drill rig commissioned in the June 2017 quarter. The shallow first pass drill program, with boreholes ranging from 31.0 m to 119.5 m in length, was designed to test the near-surface extent of the auriferous argillite / quartz vein zone identified by trenching / outcrop stripping efforts and to gain a better understanding of the litho-structural setting of the gold mineralization. Saw-cut channel sampling (41.95 m) of stripped outcrop exposures was also conducted in conjunction with the drill program.

Scout drilling successfully traced the northeast striking, moderately southeast dipping (40o – 60o) Bomaa North silicified argillite / quartz vein zone over an approximately 200 m strike length and a 170 m down-dip distance from surface (~90 m vertical). Thirteen (13) out of the 17 boreholes intersected the mineralization-hosting silicified argillite unit; with five (5) boreholes yielding exploration significant gold intercepts ranging from 4.48 m to 18.5 m in core-length.

The results of the Bomaa scout drilling / channel sampling program were reported by the Company on January 25, 2018; including the following highlights:

-

18.5 m grading 2.04 grams per tonne (“g/t”) gold, including 5.22 g/t gold over 5.0 m, from 4.5 m down-hole in #BADD17003; 6.5 m grading 1.2 g/t gold, including 3.6 g/t gold over 1.0 m, from 46.05 m down-hole in #BADD17009; and 5.4 m grading 1.59 g/t gold, including 2.48 g/t gold over 2.2 m, from 28.5 m down-hole in #BADD17016; and

-

saw-cut channel sample composite grading 4.23 g/t gold over 12.0 m, including 9.14 g/t gold over 2.2 m in sample string #RSBA004 (stripped outcrop); and saw-cut channel sample #CSBA006 grading 25.0 g/t gold over 0.9 m (trench #TBA002).

An initial scout trenching program was also completed on the Bomaa gold project during the September 2017 quarter; with the exploration program designed to identify the bedrock source of the Bomaa North segment of the extensive auriferous argillite rock float / subcrop train. The work program included two mechanical trenches totalling approximately 146 m and approximately 53 m of saw-cut channel samples collected from stripped outcrop exposures within the trenches. Trenching efforts confirmed the bedrock “in situ” source of the auriferous float / subcrop train; with a silicified argillite / quartz vein zone exposed in trench #TBA001 yielding a saw-cut channel sample composite grading 1.46 g/t gold over a 9.17 m trench-length, including 5.64 g/t gold over 1.62 m. Initial results of the Bomaa scout trenching program were reported by the Company on August 22, 2017.

2018 Proposed Exploration Program

As at the date of this annual report, during 2018, we plan to conduct:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

•	the continuation of placer gold recovery operations at this project (commenced in March 2013).

Recovery and Sale of Placer Gold

As at December 31, 2017, we have sold an aggregate of 15,317 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, 2013, 2014, 2015, 2016 and the 2017 fiscal years. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2010 through 2012.

The gold price (approximately $1,347 per ounce as at March 25, 2018) is significantly greater compared to the approximately $300 per ounce gold price during the previous mining effort by the former operator of this project. On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 5 years, however, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

Placer gold recovery operations at our Kwabeng project resumed in 2013. As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kwabeng project (see “Kwabeng Project – 2018 Exploration Program”).

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

2017 Exploration Expendiutres

Exploration activities for the 2017 year focussed primarily on the continued advancement of the Bomaa gold prospect located on our Kwabeng Mining Lease (“Kwabeng Project”). The grassroots Bomaa auriferous float / subcrop target discovered in 2013 consists of a continuous auriferous argillite rock float and/or subcrop train traceable in a meandering pattern over an approximately 2.8 kilometre (“km”) distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a folded argillite metasedimentary rock unit.

A scout drilling program including 17 diamond core boreholes totalling 985 metres (“m”) was completed from September 28 to December 9, 2017 on the Bomaa North segment of the extensive Bomaa auriferous float / subcrop train (#BADD17001 - #BADD17017). The drilling was undertaken by the Company’s in-house drilling crew utilizing its newly acquired diamond drill rig commissioned in the June 2017 quarter. The shallow first pass drill program, with boreholes ranging from 31.0 m to 119.5 m in length, was designed to test the near-surface extent of the auriferous argillite / quartz vein zone identified by trenching / outcrop stripping efforts and to gain a better understanding of the litho-structural setting of the gold mineralization. Saw-cut channel sampling (41.95 m) of stripped outcrop exposures was also conducted in conjunction with the drill program.

Scout drilling successfully traced the northeast striking, moderately southeast dipping (40o – 60o) Bomaa North silicified argillite / quartz vein zone over an approximately 200 m strike length and a 170 m down-dip distance from surface (~90 m vertical). Thirteen (13) out of the 17 boreholes intersected the mineralization-hosting silicified argillite unit; with five (5) boreholes yielding exploration significant gold intercepts ranging from 4.48 m to 18.5 m in core-length.

The results of the Bomaa scout drilling / channel sampling program were reported by the Company on January 25, 2018; including the following highlights:

-

18.5 m grading 2.04 grams per tonne (“g/t”) gold, including 5.22 g/t gold over 5.0 m, from 4.5 m down-hole in #BADD17003; 6.5 m grading 1.2 g/t gold, including 3.6 g/t gold over 1.0 m, from 46.05 m down-hole in #BADD17009; and 5.4 m grading 1.59 g/t gold, including 2.48 g/t gold over 2.2 m, from 28.5 m down-hole in #BADD17016; and

-	saw-cut channel sample composite grading 4.23 g/t gold over 12.0 m, including 9.14 g/t gold over 2.2 m in sample string #RSBA004 (stripped outcrop); and saw-cut channel sample #CSBA006 grading 25.0 g/t gold over 0.9 m (trench #TBA002).

An initial scout trenching program was also completed on the Bomaa gold project during the September 2017 quarter; with the exploration program designed to identify the bedrock source of the Bomaa North segment of the extensive auriferous argillite rock float / subcrop train. The work program included two mechanical trenches totalling approximately 146 m and approximately 53 m of saw-cut channel samples collected from stripped outcrop exposures within the trenches. Trenching efforts confirmed the bedrock “in situ” source of the auriferous float / subcrop train; with a silicified argillite / quartz vein zone exposed in trench #TBA001 yielding a saw-cut channel sample composite grading 1.46 g/t gold over a 9.17 m trench-length, including 5.64 g/t gold over 1.62 m. Initial results of the Bomaa scout trenching program were reported by the Company on August 22, 2017.

2018 Proposed Exploration Program

As at the date of this annual report, during 2018, we plan to conduct:

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

2017 Exploration Programs

No significant lode gold exploration work was conducted in 2017 on this project.

Future Exploration Plans for 2018

As at the date of this annual report, during 2018, we have planned the following exploration activities at this project:

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

Prior Exploration by Xtra-Gold

2015 to 2017 Exploration Programs

No significant lode gold exploration work was conducted by our company on our Banso project –from 2013 through to the end of our fiscal year.

Prior Exploration

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

2017 Exploration

There was no exploration activity conducted on this project by our company in 2017.

Future Exploration Plans for 2018

As at the date of this annual report, during 2018, we have planned the following exploration activities at this project:

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

Prior Exploration by Xtra-Gold

No significant lode gold exploration work was conducted by our company on our Muoso project from 2014 through to the end of our fiscal year.

Prior Exploration

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

2017 Exploration

There was no exploration activity conducted on this project in 2017.

Future Exploration Plans for 2018

As at the date of this annual report, during 2018, we have planned the following exploration activities at this project:

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

Our company reported a gain for the year ended December 31, 2017 of $453,932 (December 31, 2016 – loss of $467,711, December 31, 2015 – loss of $391,723). Our company’s basic and diluted gain per share for the year ended December 31, 2017 was $0.01 (December 31, 2016 - $(0.01), December 31, 2015 - $(0.01)) . The 2017 year benefited from improved gold recovery results as compared to the other two years. The 2016 exploration drill program expense created most of the loss in that year. The 2015 year was affected by an exchange loss and a provision for doubtful accounts.

The weighted average number of shares outstanding was 47,948,596 (December 31, 2016 – 47,256,630, December 31, 2015 - 45,721,507). Average shares outstanding were reduced in 2017 as share repurchases more than offset shares issued on exercise of stock options. Average shares outstanding in 2016 increased with the placement of 2,500,000 units and conversion of 408,000 stock options to shares, while 396,000 shares were repurchased and cancelled. Average shares outstanding were reduced in 2015 due to share repurchases. Fully diluted shares in 2017 were 51,339,216, with the difference being stock options and warrants. These items did not materially affect earnings per share.

We incurred expenses of $881,022 in the year ended December 31, 2017 (December 31, 2016 - $1,302,245, December 31, 2015 - $909,555). Exploration spending was reduced in 2017 as the company purchased a drill rig. Spending in 2016 was greater than in other years as the 2,639 metre drill program was completed. Exploration in 2015 was reduced due to funds and uncertainty about the recovery of gold equity markets. We expense all exploration costs. Amortization increased in 2017 with the addition of a new drill and decreased in 2016 and 2015 as no new equipment was purchased in those years. General and administrative expense was mostly consistent over the three year period. Non-cash stock-based compensation expense was reasonably stable over the three year period. Efforts to lower legal, audit and regulatory fees in 2015 resulted in reduced cash G&A costs.

Exploration activities for the 2017 year focussed primarily on the continued advancement of the Bomaa gold prospect located on our Kwabeng Mining Lease (“Kwabeng Project”). The grassroots Bomaa auriferous float / subcrop target discovered in 2013 consists of a continuous auriferous argillite rock float and/or subcrop train traceable in a meandering pattern over an approximately 2.8 kilometre (“km”) distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a folded argillite metasedimentary rock unit.

A scout drilling program including 17 diamond core boreholes totalling 985 metres (“m”) was completed from September 28 to December 9, 2017 on the Bomaa North segment of the extensive Bomaa auriferous float / subcrop train (#BADD17001 - #BADD17017). The drilling was undertaken by the Company’s in-house drilling crew utilizing its newly acquired diamond drill rig commissioned in the June 2017 quarter. The shallow first pass drill program, with boreholes ranging from 31.0 m to 119.5 m in length, was designed to test the near-surface extent of the auriferous argillite / quartz vein zone identified by trenching / outcrop stripping efforts and to gain a better understanding of the litho-structural setting of the gold mineralization. Saw-cut channel sampling (41.95 m) of stripped outcrop exposures was also conducted in conjunction with the drill program.

Scout drilling successfully traced the northeast striking, moderately southeast dipping (40o – 60o) Bomaa North silicified argillite / quartz vein zone over an approximately 200 m strike length and a 170 m down-dip distance from surface (~90 m vertical). Thirteen (13) out of the 17 boreholes intersected the mineralization-hosting silicified argillite unit; with five (5) boreholes yielding exploration significant gold intercepts ranging from 4.48 m to 18.5 m in core-length.

The results of the Bomaa scout drilling / channel sampling program were reported by the Company on January 25, 2018; including the following highlights:

-

18.5 m grading 2.04 grams per tonne (“g/t”) gold, including 5.22 g/t gold over 5.0 m, from 4.5 m down-hole in #BADD17003; 6.5 m grading 1.2 g/t gold, including 3.6 g/t gold over 1.0 m, from 46.05 m down-hole in #BADD17009; and 5.4 m grading 1.59 g/t gold, including 2.48 g/t gold over 2.2 m, from 28.5 m down-hole in #BADD17016; and

-

saw-cut channel sample composite grading 4.23 g/t gold over 12.0 m, including 9.14 g/t gold over 2.2 m in sample string #RSBA004 (stripped outcrop); and saw-cut channel sample #CSBA006 grading 25.0 g/t gold over 0.9 m (trench #TBA002).

An initial scout trenching program was also completed on the Bomaa gold project during the September 2017 quarter; with the exploration program designed to identify the bedrock source of the Bomaa North segment of the extensive auriferous argillite rock float / subcrop train. The work program included two mechanical trenches totalling approximately 146 m and approximately 53 m of saw-cut channel samples collected from stripped outcrop exposures within the trenches. Trenching efforts confirmed the bedrock “in situ” source of the auriferous float / subcrop train; with a silicified argillite / quartz vein zone exposed in trench #TBA001 yielding a saw-cut channel sample composite grading 1.46 g/t gold over a 9.17 m trench-length, including 5.64 g/t gold over 1.62 m. Initial results of the Bomaa scout trenching program were reported by the Company on August 22, 2017.

In connection with our Kibi project, exploration activities for the 2017 year focussed on the continuation of the scout pitting program initiated in the December 2016 quarter; with the ongoing pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 58 scout pits, encompassing 226 channel samples, were manually excavated on the Akwadum South (“Zone 7”) and Akwadum North (“Zone 8”) gold-in-soil anomalies, and the Hillcrest Shear (“Zone 6”) gold target, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Exploration work also included the rehabilitation / deepening of approximately 250 m of old scout trenching on the Hillcrest Shear and Akwadum South grassroots targets to permit detailed geological mapping and channel sampling (243 samples). Compilation of the geological and assay result data is in progress, and the scout pitting / trenching sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

Exploration activities on our Banso and Muoso projects for the 2017 year were limited to data compilation and geological / geophysical modelling to identify and/or further advance grassroots targets. We did not conduct any exploration activities on our Pameng project during the 2017 year.

During 2016, in connection with our Kibi project, exploration activities focussed on the implementation of the Phase I drill program on the Cobra Creek Gold Corridor prospect; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry (“QFP”) hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. A total of 43 diamond core boreholes totaling 2,639 m were completed over a 2.75 month period extending from June 7 to August 31, 2016.

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

A surface sampling program was also completed on the Cobra Creek target in the June 2016 quarter; with the exploration work designed to further define the auriferous structural corridor in preparation for the Phase I drill program. The work program included the mechanical stripping of approximately 800 square metres of bedrock exposure and 178 m of trenching to follow up on new auriferous occurrences discovered by prospecting efforts, and to further delineate the strike-extensions of the known gold-bearing shear zones; with a total of 128 saw-cut channel samples (101 m) and 157 trench channel samples collected. The results of the surface sampling program implemented from mid-October 2015 to early April 2016 on the Cobra Creek Gold Corridor prospect were reported by the Company on June 16, 2016.

Kibi project exploration work for the 2016 year also included scout pitting (16) to test gold-in-soil anomalies and approximately 5.3 km (245 samples) of infill soil geochemical sampling to further delineate the Akwadum South (“Zone 7”) and Hillcrest Shear (“Zone 6”) grassroots gold targets located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2016 year.

Exploration activities for the 2015 year focussed on the continued advancement of the Cobra Creek gold corridor prospect on our Kibi project. Exploration work consisted primarily of outcrop stripping and detailed geological mapping / channel sampling to follow up on auriferous occurrences discovered by 2014 prospecting efforts, and to further define the strike-extensions of the known auriferous structures hosted by the Cobra Creek gold corridor. A total of 506 saw-cut channel samples totalling approximately 387 m were collected from approximately 5,510 square metres of stripped / power washed bedrock exposure. Cobra Creek gold corridor work also included approximately 7 km (245 samples) of infill soil geochemical sampling to further ground proof high priority IP/Resistivity geophysical targets along the approximately 1.8 km long Cobra Creek anomalous gold-in-soil trend (completed January 2016).

Exploration activities on our Kwabeng project during the 2015 year included traditional prospecting and scout soil geochemistry focussing on the ground proofing of gold prospective, geophysically inferred, litho-structural geology settings. We did not conduct any exploration activities on our Pameng project during the 2015 year.

We recognized gains related to other items of $1,334,954 in 2017 (2016 - $834,534, 2015 - $517,832). The gains can mostly be attributed to the recovery of gold. During the year ended December 31, 2017, we sold 2,575 fine ounces of gold at an average price of US$1,237 for net proceeds of $1,312,921 (2016 – 2,142 ounces of gold at an average price of $1,189 for net proceeds of $828,559, 2015 – 1,754 ounces of gold for net proceeds of $745,538). Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

We recognized a mark-to-market expense of $Nil in 2017, related to extending the warrants to August 31, 2018 (2016 - $1,000 related to embedded derivatives for the Canadian dollar warrant issued as a part of the May 2016 financing). Canadian dollar denominated warrants were issued with financings. These warrants were deemed to be embedded derivatives since our company’s functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

A provision for doubtful debts of $97,493 was recorded in 2015, related to a balance receivable from a company which was engaged in litigation with us. This balance was written off in 2016 upon settlement of the litigation.

During the year ended December 31, 2017, our company had a foreign exchange loss of $29,516 (2016 – loss of $19,086, 2015 – loss of $110,873) due to strength in the U.S. dollar and comparative weakness in the Ghana cedi and Canadian dollar.

Our company recognized a trading and holding loss on marketable securities of $43,551 (2016 - gain of $31,612, 2015 - loss of $15,363). Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $9,006 (2016 - $8,989, 2015 - $6,239) mostly relates to dividends on investment portfolio assets.

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

Cash on hand was increased by $451,090 during 2017. Cash from operations increased by $857,087, mostly from a combination of reduced inventory and prepaids, and as earnings on gold recovery reported in operations. Cash of $299,318 was used to purchase a drill rig which arrived on site in Q2 2017 and a new pickup truck was purchased during the same period. Restricted cash was increased by $25,000 related to an environmental bond with the Government of Ghana. Other operating expenses were mostly cash neutral. Cash from financing activities reported a use of $81,679, comprised mostly of cash used to repurchase shares, partly setoff with the proceeds from exercise of options.

During the year ended December 31, 2017, our company repurchased 554,000 of our shares at a cost of $100,239 (December 31, 2016 - repurchased 396,000 of our shares at a cost of $69,774, 2015 – repurchased 149,000 shares for $18,901) and cancelled these shares.

At December 31, 2017, accounts payable and accrued liabilities decreased slightly to $237,256 (December 31, 2016 - $269,613, December 31, 2015 - $246,721). Our cash and cash equivalents as at December 31, 2017 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2018 operating plan. However, our losses raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2017.

At December 31, 2017, we had total cash and cash equivalents of $1,364,652 (December 31, 2016 - $913,562, December 31, 2015 - $862,552). Working capital as of December 31, 2017 was $1,382,318 (December 31, 2016 - $1,106,425, December 31, 2015 - $657,584). The 2017 increase in working capital mostly reflects the revenue from gold recovery. The 2016 increase in working capital mostly reflects the equity units issued for cash. During the year ended December 31, 2017, our company sold $216,668 in tradable securities and purchased $169,035 in tradable securities.

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

Our shares of common stock, warrants and stock options outstanding as at March 28, 2018, December 31, 2017, December 31, 2016, and December 31, 2015 were as follows:

	March 28, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Common Shares	47,705,417	47,782,417	48,174,417	45,662,417
Warrants	1,250,000	1,250,000	1,397,000	-
Stock Options	2,615,000	2,615,000	1,920,000	2,235,000
Fully diluted	51,570,417	51,647,417	51,491,417	47,897,417

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $1.1 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2018 budget to carry out our plan of operations is approximately $800,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview”. These expenditures are subject to change if management decides to scale back or accelerate operations. We believe that we are adequately capitalized to achieve our operating plan for fiscal 2018. However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2017.

Going Concern

We have incurred net losses of $28,227,530 since inception through December 31, 2017. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2017, 2016 and 2015 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

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

Gold prices closed in 2017 at $1,291 per ounce, above the 2017 average of $1,257 per ounce. The low for 2017 occurred in January. We continue to see positive indicators for gold prices in the future.

Comments from the World Economic Forum in Davos indicated concern that growth in the U.S. and Europe is not sustainable. Tightening by central banks could complicate efforts to sustain growth. Some commodity analysts believe that these economic conditions are very positive for the gold market.

Gold does well in times of uncertainty. National, cooperate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2017 and previous two years are as follows:

	2017	2016	2015

High	$ 1,346	$ 1,366	$ 1,295
Low	1,151	1,077	1,049
Average	$ 1,257	$ 1,248	$ 1,160

The tone for the precious metals market in the near future will depend on the U.S. dollar strength. The US Federal Reserve has indicated that it will continue to increase rates, barring unforeseen circumstance. These increases assume that economic slack exists in the system and that the US economy will continue to expand. Any wobble in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

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

F.	Tabular Disclosure of Contractual Obligations

Our company’s material contractual obligations as of December 31, 2017 are set out in the following table.

Payments due by period as of December 31, 2017
		less than	1-3	3-5	more than 5
Contractual Obligations	Total	1 year	years	years	years

Long-Term Debt Obligations	-	-	-	-	-

Capital (Finance) Lease Obligations	-	-	-	-	-

Operating Lease Obligations	-	-	-	-	-

Purchase Obligations	-	-	-	-	-

Other Long-Term Liabilities	-	-	-	-	-

Total	-	-	-	-	-

G.	Safe Harbor

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

The following table sets forth, as of December 31, 2017, the names of the directors and senior management of Xtra-Gold. Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas Manager Director, Ghana Operations	50	President and CEO Xtra-Gold Resources Corp., and Manager Director of Ghana Operations	January 3, 2009	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	32	Vice President Palisade Global Investments	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	52	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	79	Retired businessman	June 11, 2011	none
Yves P. Clement (5)(6) Vancouver, British Columbia Vice-President, Exploration	52	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	none
Victor Nkansa (5)(6) Accra, Ghana Vice-President, Ghana Operations	59	Chief Financial Officer and Vice- President, Ghana Operations of Xtra-Gold Resources Corp.	December 22, 2009	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	59	Senior Market Manager, Unum	June 22, 2015	none

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

James Longshore
President and CEO, Manager Director of Ghana Operations
Mr. Longshore was elected as a director of our company in June 2014. He is a co-founder of Xtra-Gold and formerly served as our company’s President, Chief Executive Officer and Chief Financial Officer from March 4, 2007 to June 1, 2010 and a director from September 1, 2006 to June 1, 2010. Effective September 23, 2015, Mr. Longshore became Chief Executive Officer and Chairman of the Board. Mr. Longshore has been overseeing our operations in Ghana as the Managing Director of our subsidiaries, XG Mining and XGEL since 2009. Mr. Longshore has more than 25 years of business investment experience in resource companies.

During 2017, Mr. Longshore was a director of Hempco Food and Fiber Inc. During the prior five years, Mr. Longshore has not been an officer and/or director of any other public companies, other than Hempco Food and Fiber Inc., of which Mr. Longshore was a director during 2017.

As of the date of this annual report, Mr. Longshore devotes a majority of his time in consulting services to our company on a month-to-month basis (see “Termination of Employment, Change in Responsibilities and Employment Contracts - Consulting Arrangements with Managing Director of Ghana Operations”). Mr. Longshore oversees the administrative and exploration activities relating to our projects. Mr. Longshore has not entered into a non-competition and non-disclosure agreement with our company.

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

Mr. Laviolette is currently employed as Vice President for Palisade Global Investments. His responsibilities include market/portfolio analysis, appraising and vetting assets on a technical basis, providing valuation estimates, and reviewing corporate financial statements. In addition, Denis serves as President of Palisade Resources Corp and CEO of Goldspot Discoveries Inc.Mr. Laviolette was employed as a mining analyst with Pinetree Capital Ltd. (“Pinetree”) in Toronto since February 2014 to September 2015. His responsibilities at Pinetree include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing and summarizing technical reports on resources, feasibility and corporate financial statements.

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

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2017.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)	Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director President and CEO Manager Director of Ghana Operations	2017 2017 2017	- (2) - (3)(8) 282,728	- 20,674 -	- - -	- 20,674 282,728
Denis Laviolette	Director	2017	-	5,105	-	5,105
Peter Minuk	Director Secretary and Treasurer	2017 2017	2,310 (1) 4,620 (1)	- 19,143	- -	2,310 23,763
James H. Schweitzer	Director	2017	-	5,105	-	5,105
Yves P. Clement	Vice-President, Exploration	2017	106,268 (1)(2)	12,762 (4)	-	119,030
Victor Nkansa	Vice-President, Ghana Operations Chief Financial Officer	2017 2017	57,975 (2)(3) -	- 9,954	- -	57,975 9,954
Hans Julian Morsches	Director	2017	-	5,105	-	5,105

(1)	The compensation noted above under “Total Compensation” was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7701.

(2)	See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for consulting arrangements and/or consulting contracts with our company.

(3)	The compensation noted above under “Total Compensation” was paid in Ghanaian c e d i and was translated at the average exchange rate of C$1.00 = US$0.2281.

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

Stock Options Granted in 2017

During our fiscal year ended December 31, 2017, we granted 610,000 stock options to senior management and directors as noted below. We also granted 355,000 options to parties who were neither senior management nor a director during the year.

Name	Date of Grant	Options Granted	Exercise Price	Expiry Date
James Longshore	July 1, 2017	162,000	CAD $0.30	July 1, 2023
Denis Laviolette	July 1, 2017	40,000	CAD $0.30	July 1, 2023
Peter Minuk	July 1, 2017	150,000	CAD $0.30	July 1, 2023
James Schweitzer	July 1, 2017	40,000	CAD $0.30	July 1, 2023
Yves P. Clement	July 10, 2017	100,000	CAD $0.30	July 1, 2023
Victor Nkansa	July 1, 2017	78,000	CAD $0.30	July 1, 2023
Hans Julian Morsches	July 1, 2017	40,000	CAD $0.30	July 1, 2023

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2017

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

During the fiscal year, Mr. Longshore received a compensation package, through Brokton International Ltd., for providing his consulting services as Managing Director to XG Mining and XGEL as noted under “Consulting Arrangements with Managing Director of Ghana Operations”. Mr. Longshore was reimbursed for out-of-pocket expenses incurred on behalf of our company in connection with carrying out his duties and responsibilities. The terms of any future compensation to be paid to Mr. Longshore will be determined by our Compensation Committee. At such time, our Compensation Committee will consider a number of factors in determining Mr. Longshore’s compensation including the scope of his duties and responsibilities to our company and our subsidiaries, the time he devotes to our business, his length of service to our company and industry standards for compensation paid for similar positions in other comparable reporting companies and whether to consult with any experts or third parties in fixing such compensation.

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

Consulting Arrangements with President, Chief Executive Officer, and Managing Director of Ghana Operations

Our Chief Executive Officer, James Longshore, provides the stewardship of our company, oversees day-to-day managerial functions of our business, reviews all business opportunities, reports to our Board of Directors and performs the duties and responsibilities generally associated with being the most senior executive of a reporting company. As of the date of this annual report, Mr. Longshore provides his services to our company on a month-to-month basis and is paid as a part of his Managing Director of Ghana Operations fees. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Chief Executive Officer if his services are terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

The consulting services of James Longshore, as our Managing Director of Ghana Operations is provided by Brokton International Ltd. through which he oversees administrative and exploration activities relating to our projects. As of the date of this annual report, Brokton International Ltd. provides Mr. Longshore’s services to our company on a month-to-month basis and is paid $9,500 per month to provide the foregoing services. Brokton International Ltd. is reimbursed for certain expenses incurred by Mr. Longshore in performing his duties to our Ghanaian subsidiaries. There is no provision for a payment to be made to Brokton International Ltd. if Mr. Longshore’s services are terminated without cause or for additional compensation in the event of a change in responsibilities.

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

His primary responsibilities are the provision of accounting services and assisting with the facilitation of obtaining mining leases, operating permits and prospecting license or renewals with respect to our property interests and acting as our primary liaison with the Government of Ghana. He also provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties. As of the date of this annual report, our Vice-President, Ghana Operations is paid 10,700 Cedis (US$2,441) per month by XG Mining to provide his consulting services on a month to month “as needed” basis. There is no provision for a payment to be made to our Vice-President, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors’ approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects. As of the date of this annual report, Mr. Clement is paid CAD$11,500 (USD$8,664) per month to provide the foregoing services. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	3,430,855	8.1%	8.1%
Denis Laviolette (4)	common	0	0.3%	0.3%
Peter Minuk (5)	common	20,000	0.4%	0.4%
James H. Schweitzer (6)	common	250,000	0.8%	0.8%
Yves P. Clement (7)	common	0	1.2%	1.2%
Victor Nkansa (8)	common	0	0.2%	0.2%
Hans Julian Morsches (9)	common	125,000	0.6%	0.6%
Directors and Officers as a Group		6,414,855	12.9%	12.9%

(1)	Based on 49,687,417 common shares outstanding as at March 28, 2018 and as if all of the options held by directors and officers (1,982,000 as a group) were exercised converted to common shares.
(2)	Based on 49,687,417 common shares outstanding as at March 28, 2018 and as if only the vested options (1,982,000 as a group) and were exercised converted to common shares.
(3)

James Longshore owns 3,430,855 common shares of which 120,000 common shares are owned directly, 2,050,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 1,260,855 common shares are owned indirectly through Sausilito Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore. Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table. Mr. Longshore holds a total of 607,000 stock options with exercise prices and expiry dates as set out in the table below.

(4)	Denis Laviolette holds a total of a total of 165,000 stock options with exercise prices and expiry dates as set out in the table below.
(5)	Peter Minuk owns 20,000 common shares and holds a total of 192,000 stock options with exercise prices and expiry dates as set out in the table below.
(6)	James H. Schweitzer owns 250,000 common shares and holds 148,000 stock options with an exercise price and expiry date as set out in the table below.
(7)	Yves P. Clement holds a total of 600,000 stock options with exercise prices and expiry dates as set out in the table below.
(8)	Victor Nkansa holds 105,000 stock options with exercise prices and expiry dates as set out in the table below.
(9)	Hans Julian Morsches owns 125,000 common shares and holds a total of a total of 165,000 stock options with exercise prices and expiry dates as set out in the table below.

Options to Purchase Securities

10% Rolling Stock Option Plan

On May 12, 2011, our Board of Directors considered and believed that it was advisable and in the best interests of our company to terminate our fixed 2005 Equity Incentive Compensation Plan and authorized, approved and adopted our 10% rolling stock option plan (the “Option Plan”). Our Option Plan was approved by our shareholders at our annual and special shareholders’ meeting held on June 10, 2011 and we received final acceptance of our Option Plan from the TSX on July 13, 2011. In accordance with TSX policy, all unallocated options or other entitlements to a compensation arrangement which does not have a fixed number of securities reserved for issuance must be approved every three years by our Board of Directors and our shareholders. On March 26, 2014, our Board of Directors approved our Option Plan for a further three year period (the “2014 Plan”). The 2014 Plan was approved by our shareholders at our annual and special meeting of shareholders held on June 19, 2014 and we received final acceptance of our 2014 Plan from the TSX on June 26, 2014. On March 28, 2017, our Board of Directors approved our Option Plan for a further three year period (the “2017 Plan”). The 2017 Plan was approved by our shareholders at our annual and special meeting of shareholders held on May 16, 2017

Pursuant to our Option Plan, our company may issue no more than 10% of our issued and outstanding common shares in the aggregate from time to time, and a maximum of 5% of the common shares may be issued to any one director, officer, key employee or other eligible person, except consultants, in any 12 month period, unless disinterested stockholder approval is obtained. The maximum number of common shares that may be issued to a consultant under our Option Plan in a 12 month period shall not exceed 2% of the common shares outstanding. The number of securities issuable to our company’s insiders (as defined in National Instrument 55-104 – Insider Reporting Requirements), at any time, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities and the number of securities issued to insiders, within any one-year period, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities. Common shares used for stock grants and our Option Plan options may be authorized and unissued common shares or common shares reacquired by our company. Common shares covered by our Option Plan options which terminate unexercised or common shares subject to stock awards which are forfeited or cancelled will again become available for grant as additional options or stock awards, without decreasing the maximum number of common shares issuable under our Option Plan.

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated. As at the date of this annual report, 4,778,242 common shares have been reserved for issuance under our Option Plan. As at the date of this annual report, there are 2,615,000 options outstanding to purchase an aggregate of 2,615,000 common shares, representing 5.5% of the 47,782,417 common shares currently outstanding. Options to purchase 2,163,242 common shares are currently available for grant under our Option Plan, being 10% of the 48,166,917 common shares currently outstanding less the 2,615,000 shares reserved for the 2,615,000 options currently outstanding.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2017, as well as the number of options granted to directors and all consultants as a group. The exercise prices of the stock options are stated in Canadian dollars as that is the currency unit in which the options were issued.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
James Longshore	President , CEO and Director Manager Director of Ghana Operations	63,000 382,000 162,000	CAD$0.15 CAD$0.15 CAD$0.30	June 1, 2020 December 31, 2022 July 1, 2023
Denis Laviolette	Director	125,000 40,000	CAD$0.20 CAD$0.30	October 8, 2025 July 1, 2026
Peter Minuk	Secretary and Treasurer and Director	42,000 150,000	CAD$0.50 CAD$0.30	June 1, 2020 July 1, 2023
James H. Schweitzer	Director	108,000 40,000	CAD$0.15 CAD$0.30	June 10, 2021 July 1, 2023
Yves P. Clement	Vice-President, Exploration	100,000 400,000 100,000	CAD$0.225 CAD$0.40 CAD$0.30	March 1, 2021 May 5, 2026 July 1, 2023
Victor Nkansa	Vice-President, Ghana Operations	12,000 15,000 78,000	CAD$0.50 CAD$0.50 CAD$0.30	June 1, 2020 March 1, 2021 July 1, 2023
Hans Julian Morsches	Director	125,000 40,000	CAD$0.20 CAD$0.30	October 8, 2025 July 1, 2023

As a group, seven officers and directors hold 1,982,000 stock options as at December 31, 2017.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

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

Our company’s registered shareholders’ list for our common shares, dated December 31, 2017, showed 147 registered shareholders and
47,782,417 shares outstanding of which 16 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,286,252 common shares representing 71.82% of the issued and outstanding shares of Xtra-Gold.

The following table lists the only persons or companies, known by our company, to beneficially own more than 5% of our voting securities. There has been no significant change in the percentage ownership held by any major shareholders during the past three years. Our company’s major shareholders do not have different voting rights.

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS

James Longshore (1)(2)	common	4,037,855	8.5% (2)

(1)

James Longshore owns 3,430,855 common shares of which 120,000 common shares are owned directly, 2,050,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 1,260,855 common shares are owned indirectly through Sausilito Ltd. is a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore. Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table. Mr. Longshore holds a total of 607,000 stock options with exercise prices and expiry dates as set out in the table under “Stock Options Outstanding”.

(2)	Based on 51,570,417 common shares outstanding as at March 28, 2018 and as if all of the stock options were exercised and the common share purchase warrants held were converted into common shares.

B.	Related Party Transactions

During the years ended December 31, 2017, December 31, 2016 and December 31, 2015, the Company entered into the following transactions with related parties:

	December 31,	December 31,	December 31,
	2017	2016	2015

Consulting fees paid or accrued to officers or their companies	$610,821	$539,706	$495,683
Directors’ fees	2,267	2,267	4,692

Stock option grants to officers and directors	610,000	400,000	250,000
Stock option grant price range	$0.24	$0.31	0.15

Of the total consulting fees noted above, $318,456 (December 31, 2016 - $256,319, December 31, 2015 - $201,097) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $159,228 (December 31, 2016 - $127,348, December 31, 2015 - $100,548) of this amount. As at December 31, 2017, $47,924 (December 31, 2016, $47,792, December 31, 2015 - $51,096) remains payable to this related company and $5,000 (December 31, 2016 - $5,000, December 31, 2015 - $10,000) remains payable to the related party for expenses earned for work on behalf of the Company.

As at December 31, 2017, $nil (December 31, 2016 - $ nil, December 31, 2015 - $97,493) was due from Buccaneer for services performed by the Company during the years. These balances were forgiven when Buccaneer announced they were not pursuing their interest in the Concessions. The Company had fully provided against this balance in 2015.

During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30) . A total of $77,848 was included in consulting fees related to these options.

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

Legal and Arbitration Proceedings

During the year ended December 31, 2017, all pending or threatened litigation was settled. On November 22, 2016, the Company announced that Buccaneer had abandoned its rights in respect of the Concessions in settlement of litigation commenced in 2015.

Dividends

Our company has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Our company does not presently have any intention of paying dividends. Our future dividend policy will be determined by our Board of Directors of the basis of earnings, financial requirements and other relevant factors.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2017, other than property update activities as reported in Note 6 to our financial statements for the year ended December 31, 2017 which are disclosed in this annual report.

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

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL YEAR ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2017	$0.35	$0.19	$0.27	$0.12
December 31, 2016	$0.55	$0.20	$0.42	$0.14
December 31, 2015	$0.295	$0.175	$0.22	$0.123
December 31, 2014	$0.43	$0.10	$0.38	$0.08
December 31, 2013	$0.87	$0.34	$0.84	$0.32

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the full financial quarters for the two most recent full financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL QUARTER ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2017	$0.28	$0.19	$0.23	$0.14
September 30, 2017	$0.32	$0.25	$0.27	$0.20
June 30, 2017	$0.27	$0.19	$0.21	$0.12
March 31, 2017	$0.35	$0.23	$0.27	$0.17
December 31, 2016	$0.34	$0.20	$0.27	$0.14
September 30, 2016	$0.54	$0.34	$0.41	$0.27
June 30, 2016	$0.55	$0.40	$0.42	$0.30
March 31, 2016	$0.46	$0.21	$0.35	$0.15
December 31, 2015	$0.265	$0.205	$0.179	$0.145
September 30, 2015	$0.22	$0.175	$0.162	$0.123
June 30, 2015	$0.255	$0.225	$0.206	$0.182
March 31, 2015	$0.295	$0.205	$0.22	$0.17

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the most recent six months.

	TSX		OTC BULLETIN BOARD
FOR THE MONTH ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
February 28, 2018	$0.26	$0.23	$0.20	$0.17
January 31, 2018	$0.28	$0.21	$0.21	$0.18
December 31, 2017	$0.24	$0.19	$0.18	$0.14
November 30, 2017	$0.26	$0.20	$0.22	$0.17
October 31, 2017	$0.28	$0.25	$0.23	$0.20
September 30, 2017	$0.28	$0.25	$0.24	$0.20

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies. Our common shares fluctuated during 2017 from a low of CAD$0.19 to a high of CAD$0.35 and during the most recent six months our common shares fluctuated from a low of CAD$0.19 to a high of CAD$0.28. Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration. There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

Any of the documents referred to in this Form 20-F can be viewed at the office of Xtra-Gold, located at Suite#824, Harbour Bay, P.O Box CR-56755, Nassau Bahamas, during normal business hours. All of the above documents referred to above are in English.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls. Based on this assessment, our management has concluded that as of December 31, 2017, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

D.	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

During the financial years ended December 31, 2017, 2016 and 2015, RBSM LLP served as the company auditor.

Audit Fees

Audit fees are the aggregate fees billed by RBSM LLP in 2017, 2016, and 2015 for the audit of Xtra-Gold’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by our company’s external auditors for the year ended December 31, 2017 was $29,000, for the year ended December 31, 2016 was $25,000 and for the year ended December 31, 2015 was $25,000.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company’s external auditors that are reasonably related to the performance of the audit or review of our company’s quarterly financial statements and are not reported above under “Audit Fees.” Our company paid RBSM LLP $15,000 for audit-related fees in the year ended December 31, 2017, and $15,000 for audit-related fees for the year ended December 31, 2016, and $10,000 for the year ended December 31, 2015.

Tax Fees

Tax fees consist of professional services rendered by our company’s external auditors for tax compliance and tax advice. Our company paid RBSM LLP $nil for tax fees for the year ended December 31, 2017, December 31, 2016 and December 31, 2015.

All Other Fees

All other fees consist of fees for other miscellaneous items. There were no other fees in connection services provided or billed by our company’s external auditors in the years ended December 31, 2017, December 31, 2016 and December 31, 2015.

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

The Company announced in a news release disseminated on December 6, 2016, that, following expiration of the 2015 Bid, it would be renewing the 2016 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the “2016 Bid”), representing approximately 8.3% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 5,327 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. Our company purchased an aggregate of 641,500 common shares under the 2016 Bid which were cancelled.

The Company announced in a news release disseminated on January 9, 2018, that, following expiration of the 2016 Bid, it would be renewing the 2018 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the “2016 Bid”), representing approximately 10% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 5,141 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. All common shares purchased under the 2018 Bid will be cancelled.

As of March 28, 2018, the Company had repurchased 224,500 Common Shares at an average price of $0.215 per share under the 2018 Bid, of which 82,000 have been cancelled.

Further details relating to the 2018 Bid are noted in the table directly below and in the footnotes following the table, which sets forth information as at the date of this annual report.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month 1 (January 9 to 31, 2018)	-	-	-	4,000,000
Month 2 (February 1 to 28, 2018)	82,000	0.22	82,000	3,918,000
Month 3 (March 1 to 28, 2018)	142,500	0.215	142,500	3,775,500
Total Shares Repurchased	224,500	0.2175	224,500	3,775,500

Footnotes

•	The average price paid per share in the above table is in US dollars.

•	The details of the 2014 Bid, referred to above, were announced in a news release on February 13, 2014 (as reported by our company on Form 6-K filed on February 18, 2014).

•	The results of the 2014 Bid and the details of the 2015 Bid, referred to above, were announced in a news release on October 30, 2015.

•	The results of the 2015 Bid and the details of the 2016 Bid, referred to above, were announced in a news release on December 6, 2016.

•	The results of the 2016 Bid and the details of the 2018 Bid, referred to above, were announced in a news release on January 9, 2018.

Item 16F	Change in Registrant’s Certifying Accountant

Effective October 2, 2015, the company changed auditors as RBSM LLP replaced Davidson & Company.

Item 16G	Corporate Governance

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

•	Audited Financial Statements for the Years Ended December 31, 2017, 2016, and 2015

•	Report of Independent Registered Public Accounting Firm dated March 27, 2018
•	Consolidated Balance Sheets as at December 31, 2017, 2016 and 2015
•	Consolidated Statements of Operations for the Years Ended December 31, 2017, 2016 and 2015
•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015
•	Consolidated Statement of Stockholders’ Equity for the Years Ended December 31, 2017, 2016 and 2015
•	Notes to the Consolidated Financial Statements

Item 19	Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)

(1)	Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed April 3, 2013.
(2)	Filed as an exhibit to this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XTRA-GOLD RESOURCES CORP.

/s/ James Longshore

By

James Longshore

President and Chief Executive Officer
Date: March 28, 2018

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017

(expressed in U.S. Dollars, except where noted)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Xtra-Gold Resources Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xtra-Gold Resources Corp. (the Company) as of December 31, 2017, 2016 and 2015 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, 2016 and 2015 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit, recurring losses, and expects continuing future losses, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

RBSM LLP

We have served as the Company’s auditor since 2015.

Henderson, Nevada

March 28, 2018

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)

AS AT	December 31,	December 31,	December 31,
	2017	2016	2015
ASSETS
Current
Cash and cash equivalents	$1,364,652	$913,562	$862,552
Investment in trading securities, at fair value cost of $530,829 (December 31, 2016 - $511,672, December 31, 2015 - $651,580) (Note 4)	270,309	248,592	101,214
Receivables and other assets	35,423	190,227	31,636
Inventory	155,391	240,657	53,932
Total current assets	1,825,775	1,593,038	1,049,334

Restricted cash (Note 7)	246,322	221,322	221,322
Equipment (Note 5)	521,563	347,202	486,525
Mineral properties (Note 6)	734,422	734,422	734,422

TOTAL ASSETS	$3,328,082	$2,895,984	$2,491,603

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	$237,256	$269,613	$246,721
Warrant liability (Note 8)	1,000	1,000	—
Asset retirement obligation (Note 7)	205,201	216,000	145,029
Total current liabilities	443,457	486,613	391,750

Total liabilities	443,457	486,613	391,750
Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
47,782,417 common shares (December 31, 2016 – 48,174,417 common shares, December 31, 2015 – 45,662,417 common shares)	47,782	48,174	45,662
Additional paid in capital	31,892,397	31,870,683	31,095,966
Accumulated deficit	(28,227,530)	(28,583,385)	(28,102,501)

Total Xtra-Gold Resources Corp. stockholders’ equity	3,712,649	3,335,472	3,039,127
Non-controlling interest	(828,024)	(926,101)	(939,274)

Total equity	2,884,625	2,409,371	2,099,853

TOTAL LIABILITIES AND EQUITY	$3,328,082	$2,895, 984	$2,491,603

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 13)
	“James Longshore”	“James Schweitzer”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2017	2016	2015

EXPENSES
Amortization	$124,957	$139,323	$146,210
Exploration	360,997	738,123	327,694
General and administrative	395,068	424,799	435,651

LOSS BEFORE OTHER ITEMS	(881,022)	(1,302,245)	(909,555)

OTHER ITEMS
Foreign exchange loss	(29,516)	(19,086)	(110,873)
Interest expense	(1,008)	(14,540)	(10,216)
Net gain (loss) on sales of trading securities	43,551	31,612	(15,363)
Other income	9,006	8,989	6,239
Recovery of gold	1,312,921	828,559	745,538
Warrant (expense) gain (Note 8)	—	(1,000)	—
Provision for doubtful debts	—	—	(97,493)

	1,334,954	834,534	517,832

Consolidated income (loss) for the year	453,932	(467,711)	(391,723)

Net gain attributable to non-controlling interest	(98,077)	(13,173)	(35,642)

Net income (loss) attributable to Xtra-Gold Resources Corp.	$355,855	$(480,884)	$(427,365)

Basic income (loss) attributable to common shareholders per common share	$0.01	$(0.01)	$(0.01)
Diluted income (loss) attributable to common shareholders per common share	$0.01	$(0.01)	$(0.01)

Basic weighted average number of common shares outstanding	47,948,596	47,256,630	45,721,507
Diluted weighted average number of common shares outstanding	51,339,216	47,256,630	45,721,507

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENT OF EQUITY
(Expressed in U.S. Dollars)

	Common Stock
			Additional		Non-
	Number		Paid in	Accumulated	Controlling
	of Shares	Amount	Capital	Deficit	Interest	Total

Balance, December 31, 2014	45,811,417	$45,811	$30,990,260	$(27,675,136)	$(974,916)	$2,386,019
Stock-based compensation	—	—	124,458	—	—	124,458
Repurchase of shares	(149,000)	(149)	(18,752)	—	—	(18,901)
Loss for the year	—	—	—	(427,365)	35,642	(391,723)
Balance, December 31, 2015	45,662,417	45,662	31,095,966	(28,102,501)	(939,274)	2,099,853
Private placement	2,500,000	2,500	691,228	—	—	693,728
Stock-based compensation	—	—	104,519	—	—	104,519
Repurchase of shares	(396,000)	(396)	(69,378)	—	—	(69,774)
Stock option exercises	408,000	408	48,348	—	—	48,756
Loss for the year	—	—	—	(480,884)	13,173	(467,711)
Balance, December 31, 2016	48,174,417	48,174	31,870,683	(28,583,385)	(926,101)	2,409,371
Repurchase of shares	(554,000)	(554)	(99,685)	—	—	(100,239)
Stock option exercises	162,000	162	18,398	—	—	18,560
Stock-based compensation	—	—	103,001	—	—	103,001
Income for the year	—	—	—	355,855	98,077	453,932
Balance, December 31, 2017	47,782,417	$47,782	$31,892,397	$(28,227,530)	$(828,024)	$2,884,625

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the year	$453,932	$(467,711)	$(391,723)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	124,957	139,323	146,210
Change in asset retirement obligation	(10,799)	70,971	48,634
Stock-based compensation	103,001	104,519	124,458
Warrant expense (gain)	—	1,000	—
Unrealized foreign exchange loss (gain)	(25,799)	(12,405)	11,848
Purchase of trading securities	(169,035)	(253,554)	(62,742)
Proceeds on sale of trading securities	216,668	150,193	15,329
Net (gain) loss on sales of trading securities	(43,551)	(31,612)	15,363
Provision for doubtful debts	—	—	97,493
Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	154,804	(158,591)	(26,082)
(Increase) decrease in inventory	85,266	(186,725)	36,006
Increase (decrease) in accounts payable and accrued liabilities	(32,357)	22,892	15,923

Net cash provided by (used in) operating activities	857,087	(621,700)	30,717

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(299,318)	—	—
Restricted cash	(25,000)	—	—
Net cash used in investing activities	(324,318)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Issuances of capital stock, net of financing costs	—	693,728	—
Proceeds from exercise of options	18,560	48,756	—
Repurchase of capital stock	(100,239)	(69,774)	(18,901)
Net cash provided by (used in) financing activities	(81,679)	672,710	(18,901)

Change in cash and cash equivalents during the year	451,090	51,010	11,816

Cash and cash equivalents, beginning of the year	913,562	862,552	850,736

Cash and cash equivalents, end of the year	$1,364,652	$913,562	$862,552

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Inc., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

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

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. Although the Company has incurred a gain of $355,855 for the year ended December 31, 2017, it has an accumulated a deficit of $28,227,530. Results for the year ended December 31, 2017 are not necessarily indicative of future results. However, these losses raise substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At year ended December 31, 2017, the Company has working capital of $1,382,318. While sufficient to fund the required exploration programs for a period greater than 12 months, the Company does not have a demonstrably viable business to provide future funds. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

3.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”).

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration (from February 16, 2004) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2017, December 31, 2016 and December 31, 2015, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of December 31, 2017, December 31, 2016, and December 31, 2015, the Company recorded allowance for doubtful accounts of $0, $0, and $97,493 respectively.

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
December 31, 2017

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
December 31, 2017

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

Income (Loss) per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. To calculate diluted loss per share, the Company uses the treasury stock method and if converted method. As of December 31, 2017, there were 1,250,000 warrants (December 31, 2016 – 1,397,000, December 31, 2015 – nil) and 2,615,000 stock options (December 31, 2016 – 1,920,000, December 31, 2015 – 2,235,000). For the year ending December 31, 2017, the fully diluted weighted average shares outstanding would increase to 51,339,216 from the basic weighted average shares outstanding of 47,948,596. This increase did not change the income per share from the basic income per share number. In the years ended December 31, 2016 and 2015, warrants and stock options outstanding have not been included in the fully diluted weighted average number of common shares outstanding as these were anti-dilutive.

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2017, 2016, and 2015, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2017	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$1,364,652	$1,364,652	$—	$—
Restricted cash	246,322	246,322	—	—
Investment in trading securities	270,309	270,309	—	—
Warrant liability	(1,000)	—	—	(1,000)
Total	$1,880,283	$1,881,283	$—	$(1,000)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2016	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$913,562	$913,562	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	248,592	248,592	—	—
Warrant liability	(1,000)	—	—	(1,000)
Total	$1,382,476	$1,383,476	$—	$(1,000)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2015	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$862,552	$862,552	$—	$—
Restricted cash	221,322	221,322	—	—
Investment in trading securities	101,214	101,214	—	—
Warrant liability	—	—	—	—
Total	$1,185,088	$1,185,088	$—	$—

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources. The fair value of the warrant liability is determined through the Black Scholes valuation model.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of December 31, 2017, the Company held $737,523 (December 31, 2016 - $694,941, December 31, 2015 - $468,750) in low risk money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

Recent accounting pronouncements

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. Accordingly, the updated standard is effective for us in the first quarter of fiscal 2019 and we do not plan to early adopt. Although we expect to use the cumulative effect method, we do not expect that this change will have a material effect on our consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update is effective for annual periods ending after December 15, 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Any current period adjustments to provisional amounts that would have impacted a prior period’s earnings had they been recognized at the acquisition date are required to be presented separately on the face of the income statement or disclosed in the notes. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not been issued. Therefore the amendments in ASU 2015-16 will become effective for us as of the beginning of our 2017 fiscal year. The adoption of this guidance will not have a material impact upon our financial condition or results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of thesame issuer. Furthermore, equity investments without readily determinable fair values are to be assessed for impairment using a quantitative approach. The amendments in ASU 2016-01 should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with other amendments related specifically to equity securities without readily determinable fair values applied prospectively. The amendments in ASU 2016-01 will become effective for us as of the beginning of our 2019 fiscal year. The adoption of this guidance is not expected to have a material impact upon our consolidated financial condition or results of operations.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

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

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The adoption of this standard will not have a material impact upon our financial condition or results of operations.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, in an effort to reduce the diversity of how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the potential impact this ASU will have on the consolidated financial statements and related disclosures.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

4.	INVESTMENTS IN TRADING SECURITIES

At December 31, 2017, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of December 31, 2017, the fair value of trading securities was $530,829 (December 31, 2016 – $511,672, December 31, 2015 – $651,580).

	December 31, 2017	December 31, 2016	December 31, 2015
Investments in trading securities at cost	$530,829	$511,672	$651,580
Unrealized gains (losses)	(260,520)	(263,080)	(550,366)
Investments in trading securities at fair market value	$270,309	$248,592	$101,214

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

5.	EQUIPMENT

		December 31, 2017
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,738,849	1,255,906	482,943
Vehicles	358,936	320,316	38,620
	$2,126,417	$1,604,854	$521,563

The company expensed $124,957 for amortization in 2017.

		December 31, 2016
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	1,144,382	320,096
Vehicles	333,989	306,883	27,106
	$1,827,099	$1,479,897	$347,202

The company expensed $139,323 for amortization in 2016.

		December 31, 2015
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	1,047,418	417,060
Vehicles	333,989	264,524	69,465
	$1,827,099	$1,340,574	$486,525

The company expensed $146,210 for amortization in 2015.

6.	MINERAL PROPERTIES

	December 31,	December 31,	December 31,
	2017	2016	2015

Acquisition costs	$1,607,729	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133	8,133
Option payments received	(881,440)	(881,440)	(881,440)
Total	$734,422	$734,422	$734,422

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. The mining leases for the Kwabeng and Pameng Projects grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019. All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission. As these extensions generally take years for the regulatory review to be completed, the Company is not yet in receipt of the extension approval. However, until the Company receives the extension documents, the old lease remains in force under the mineral laws. The extension is in accordance with the terms of application and payment of fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

7.	ASSET RETIREMENT OBLIGATION

	December 31,	December 31,	December 31,
	2017	2016	2015

Balance, beginning of year	$216,000	$145,029	$96,395
Change in obligation	(10,799)	70,971	48,634
Accretion expense	—	—	—
Balance, end of year	$205,201	$216,000	$145,029

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $205,201 (2016 - $216,000, 2015 - $145,029). During 2017, 2016 and 2015, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$246,322 which has been recorded in restricted cash.

8.	CAPITAL STOCK

Issuances of shares

Other than the issue of stock options as described below, the Company did not issue shares during the year ended December 31, 2017.

During the year ended December 31, 2017, the Company issued 162,000 shares at CAD$0.15 per share for proceeds of CAD$24,300 ($18,560) on exercise of stock options.

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

Cancellation of shares

During the year ended December 31, 2017, a total of 554,000 common shares were re-purchased for $100,239 and cancelled.

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

The TSX’s rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company’s directors and by the Company’s shareholders. The Board approved all unallocated options under the Option Plan on March 28, 2017 which was approved by the Company’s shareholders at the annual and special meeting held on May 17, 2017.

At December 31, 2017, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

54,000	CAD$0.50	June 1, 2020
63,000	CDN$0.15	June 1, 2020
48,000	CDN$0.225	June 1, 2020
90,000	CDN$0.50	July 1, 2020
150,000	CDN$0.30	November 1, 2020
30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
108,000	CDN$0.15	June 10, 2021
125,000	CDN$0.65	July 25, 2021
125,000	CDN$0.27	July 1, 2022
382,000	CDN$0.15	December 31, 2022
690,000	CDN$0.30	July 1, 2023
250,000	CDN$0.20	October 8, 2025
400,000	CDN$0.40	May 5, 2026

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise	Options	Exercise
		Price		Price		Price
Outstanding, beginning
of year	1,920,000	$0.23	2,235,000	$0.16	2,426,000	$0.43
Granted	965,000	$0.24	525,000	$0.36	250,000	$0.15
Exercised	(162,000)	$0.12	(408,000)	$0.12	—	—
Cancelled/Expired	(108,000)	$0.36	(432,000)	$0.16	(441,000)	$0.36
Outstanding, end of year	2,615,000	$0.23	1,920,000	$0.23	2,235,000	$0.16

Exercisable, end of year	2,505,500	$0.23	1,920,000	$0.23	2,235,000	$0.16

The aggregate intrinsic value for options vested and for total options as of December 31, 2017 is approximately $22,041 (December 31, 2016 - $57,059, December 31, 2015 - $nil). The weighted average contractual term of stock options outstanding and exercisable as at December 31, 2017 is 6.0 years (December 31, 2016 – 5.6 years, December 31, 2015 – 3.7 years).

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

The fair value of stock options granted, vested, and modified during the year ended December 31, 2017 was $103,001, (December 31, 2016 was $104,519 and December 31, 2015 - $124,458) which has been included in general and administrative expense.

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

The following assumptions were used for the Black-Scholes valuation of stock options amended during the years ended December 31, 2017 and December 31, 2015:

	2017	2016	2015

Risk-free interest rate	1.75%	N/A	0.26% - 1.64%
Expected life	2 to 7.5 years	N/A	0.8 to 5 years
Annualized volatility	61% to 68%	N/A	58% - 74%
Dividend rate	—	N/A	—

During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30) . A further 80,000 options were granted to non-insiders at a price of $0.24 (CAD$0.30) . Consultants received 125,000 options priced at $0.21 (CAD$0.27) and 150,000 at $0.24 (CAD$0.30) . There were 400,000 option grants during 2016 to an insider of the Company at $0.31 (CAD$0.40) . A further 125,000 options were granted during 2016 to a consultant of the company at $0.50 (CAD$0.65) . During the year ended December 31, 2015, the Company granted 250,000 options to insiders of the Company at $0.15 (CAD$0.20) .

The weighted average fair value of options granted in 2017 was $103,001 (2016 - $104,519, 2015 - $124,458).

Warrants

At December 31, 2017, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,250,000	CAD$0.50	August 25, 2018

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2017			2016	2015

Balance, beginning of period	1,397,000	CAD$ 0.65	—		—
Issued	—		1,397,000	CAD$0.65	—
Exercised	—		—		—
Expired	(147,000)	CAD$0.65	—		—
Balance, end of period	1,250,000	CAD$ 0.50	1,397,000	CAD$0.65	—

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712. In August 2017, the Company extended the term of the non-broker warrants until August 25, 2018 and decreased the strike price of the warrants to CAD$0.50.

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. In August 2017, a further charge was recognized when the non-broker warrants were extended and the strike price was changed. At December 31, 2017, December 31, 2016, and December 31, 2015, the fair value adjustment was recognized in the consolidated statement of operations.

The fair value of the warrants estimated at December 31, 2017 using the Black-Scholes Options Pricing Model was $1,000. (December 31, 2016 - $1,000, December 31, 2015 - $nil).

9.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017, December 31, 2016 and December 31, 2015, the Company entered into the following transactions with related parties:

	December 31,	December 31,	December 31,
	2017	2016	2015

Consulting fees paid or accrued to officers or their companies	$610,821	$539,706	$495,683
Directors’ fees	2,310	2,267	4,692

Stock option grants to officers and directors	610,000	400,000	250,000
Stock option grant price range	$0.24	$0.31	$0.15

Of the total consulting fees noted above, $318,456 (December 31, 2016 - $256,319, December 31, 2015 - $201,097) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $159,228 (December 31, 2016 - $127,348, December 31, 2015 - $100,548) of this amount. As at December 31, 2017, $47,924 (December 31, 2016, $47,792, December 31, 2015 - $51,096) remains payable to this related company and $5,000 (December 31, 2016 - $5,000, December 31, 2015 - $10,000) remains payable to the related party for expenses earned for work on behalf of the Company.

As at December 31, 2017, $nil (December 31, 2016 - $ nil, December 31, 2015 - $97,493) was due from Buccaneer for services performed by the Company during the years. These balances were forgiven when Buccaneer announced they were not pursuing their interest in the Concessions. The Company had fully provided against this balance in 2015.

During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30) . A total of $75,502 was included in consulting fees related to these options.

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31,	December 31,	December 31,
	2017	2016	2015

Cash paid during the period for:
Interest	$5,747	$14,540	$10,216
Income taxes	$—	$—	$—

There were no significant non-cash transactions during the years ended December 31, 2017, December 31, 2016, or December 31, 2015.

11.	DEFERRED INCOME TAXES

On November 30, 2012, the Company changed its residency address from the USA to the British Virgin Islands. The Company has no presence /nexus within the United States of America, nor any of its States and therefore is not required to file Income/Franchise, etc. tax returns in the United States of America, nor any of its States. Therefore, no US Tax provision is required with this filing, based upon Management representations, as described.

12.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	December 31,	December 31,	December 31,
	2017	2016	2015

Cash and restricted cash:
Canada	$815,526	$772,535	$564,633
Ghana	795,448	362,349	519,241
Total cash and restricted cash	1,610,974	1,134,884	1,083,874
Capital assets
Canada	—	—	—
Ghana	1,255,985	1, 081,624	1,220,947
Total capital assets	1,255,985	1,081,624	1,220,947
Total	$2,866,959	$2,216,508	$2,304,821

Net (loss) profit:
Canada	$(526,836)	$(599,442)	$(748,145)
Ghana	882,691	118,558	320,780
Total	$355,855	$(480,884)	$(427,365)

13.	CONTINGENCY AND COMMITMENTS

In late 2009, the Government of Ghana announced an increase in the gross overriding royalty (“GOR”) required payable by all mining companies in the country from 3% to 5%. The industry standard remained at 3% due to stability agreements which were in place with a number of companies. From the commencement of gold recovery in July 2010 to September 2010, the Company paid the GOR at 5% and as of October 2010, the Company began to pay the GOR at 3% until July 1,2011 when the Company again paid the royalty at 5%. As a result of this decision, there is a potential unrecorded liability of $84,300 related to 2010 activities and a recorded liability of $120,000 related to 2011 activities. Although the Company believes it is unlikely that these amounts will become payable a provision has been recorded due to the uncertainty of the timing of the increase.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2017

The Government of Ghana initially required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit. The Company has submitted a request for a reduction of these fees to the government and is awaiting a response.

14.	SUBSEQUENT EVENT NOTE

Subsequent to December 31, 2017, an aggregate of 224,500 common shares were re-purchased for $36,997 (CAD$47,538) and 82,000 of those common shares were cancelled at March 28, 2017.