Form 20-F
period 2018-12-31
XTRA-GOLD RESOURCES CORP
filed 2019-03-28
CIK 1288770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

James Longshore, 416-628-2881 (telephone), 416-981-3055 (facsimile), Village Road Plaza, Suite 2150, P.O Box AP 59217, Nassau
Bahamas
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

Title of each class	Outstanding at December 31, 2018
Common shares	46,245,917

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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2018	2017	2016	2015	2014
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated gain (loss) and comprehensive loss for the period	1,539,294	453,932	(467,711)	(391,723)	(687,057)
Net loss (gain) and comprehensive loss (gain) attributable to non-controlling interest	(233,111)	(98,077)	(13,173)	(35,642)	(6,842)
Net gain (loss) and comprehensive loss attributable to Xtra-Gold Resources Corp.	1,306,183	355,855	(480,884)	(427,365)	(693,899)
Basic and diluted gain (loss) attributable to common shareholders per common share	0.03	0.01	(0.01)	(0.01)	(0.02)
Total current assets	3,258,955	1,825,755	1,593,038	1,049,334	1,124,733
Total assets	4,790,576	3,328,082	2,895,984	2,491,603	2,713,212
Total current liabilities	624,205	443,457	486,613	391,750	327,193
Total liabilities	624,205	443,457	486,613	391,750	327,193
Working capital	2,634,750	1,382,318	1,106,425	657,584	797,540
Capital stock	46,246	47,782	48,174	45,622	45,811
Total equity	4,166,371	2,884,625	2,409,371	2,099,853	2,386,019
Total Xtra-Gold Resources Corp. stockholders’ equity	4,761,284	3,712,649	3,335,472	3,039,127	3,360,935
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	47,089,027	47,948,596	47,256,630	45,721,507	45,996,481
Diluted weighted average number of common shares outstanding	49,405,027	51,339,216	47,256,630	45,721,507	45,996,481

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

If our company does not obtain new financings, commencing from 2019, the amount of funds available to our company to pursue any further exploration activities at our projects could be reduced and our company’s plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project. Commencing from 2019, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects. Any impairment in our company’s ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company’s plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2019 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2019, our company may need to explore various financing alternatives to meet our projected costs and expenses. Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all. Additionally, if the actual costs to execute our company’s business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company’s ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2018, our company had an accumulated deficit of $26,921,347. It is anticipated that our company could experience an operating loss for fiscal 2019 until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of approximately $26,921,347 as of December 31, 2018. These factors, among others, raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred. If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

In addition, our company may be exposed to potential environmental impacts during any full scale mining operation. At such time of commencement of full scale mining, if ever, our company plans to negotiate posting of a reclamation bond to quantify the reclamation costs. Our company anticipates that the dollar amount of reserves established for exposure to environmental liabilities will be $188,228, as to $134,228 for our Kwabeng project, $54,000 for our Banso and Muoso Projects, and zero for our Pameng project, as estimated by the Environmental Protection Agency of Ghana, however, our company is currently unable to predict the ultimate cost of compliance or the extent of liability risks.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company’s exploration activities and our financial condition. At December 31, 2018, the company had accrued $188,228 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $296,322 posted as required by the Ghanaian government.

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

There is currently only a limited trading market for our common shares. Our common shares trade on the OTC Bulletin Board under the symbol “XTGRF” which is a limited market in comparison to the NASDAQ Global Market, the NYSE MKT LLC and other national securities exchanges. Our securities are also listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “XTG”. The market for our securities on the TSX commenced in November 2010 and, to date, trading has been limited. There is no assurance that the market for our common shares on the OTC Bulletin Board or TSX will develop into active trading markets.

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

Xtra-Gold is authorized to issue up to 250,000,000 of common shares with a par value of $0.001 of a single class which may be issued by our Board of Directors without further action or approval of our shareholders. While our Board of Directors is required to fulfill its fiduciary obligation in connection with the issuance of such shares, the shares may be issued in transaction with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interest of our company’s shareholders.

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

•

we are not required to file current reports on Form 8-K; although we are required to file current reports on Form 6-K but for less mandatory items than are required under Form 8-K, and since our securities are listed on the TSX and subject to the rules of the CSA, we will file material change reports with the CSA via SEDAR and, under SEC rules, post copies of such reports on our website;

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

Development of our Business During 2018

Exploration expense increased in 2018 as the company actively worked on its properties.

As at the date of this annual report, we have the following five projects all of which are in the exploration stage.

•

Kwabeng Project. Our Kwabeng project is located on the Kwabeng concession. During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Kwabeng project was limited to a single scout diamond core borehole (104.5 m) on a grassroots gold target. See “Kwabeng Project – Prior Exploration by Xtra-Gold” for exploration activities conducted by our company during the two years preceding the fiscal year. As at the date of this annual report, during 2019, we plan to conduct:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

•	the continuation of placer gold recovery operations at this project (commenced in March 2013).

Kibi Project. Our Kibi project is located on the Apapam concession and is our only material project. The Kibi project hosts the maiden Zone 2 – Zone 3 National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate (October 26, 2012), including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated mineral resource of 278,000 ounces at an average grade of 2.56 g/t gold and an additional Inferred mineral resource of 147,000 ounces at an average grade of 1.94 g/t gold (@ base case 0.5 g/t cut-off). No mineral reserves have been established on the Kibi project.

The Zone 2 – Zone 3 maiden mineral resource represents the first ever NI 43-101 compliant mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other “Grantoid-hosted” gold deposits of Ghana, including Kinross Gold’s Chirano and Newmont Mining’s Subika deposits in the Sefwi gold belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

Cautionary Note on Mineral Resources: The stated figures for contained gold are in-situ mineral resources. Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. This mineral resource estimate includes inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated resource categories through further drilling, or into mineral reserves, once economic considerations are applied.

During 2018, in connection with our Kibi project, exploration activities focussed on the continued advancement of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area. A planned 4,000 metre resource expansion drilling program was initiated in February at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project; with a total of 26 diamond core boreholes totalling 3,414 metres completed by the Company’s in-house drilling crew by the end of the 2018 year. The maiden Zone 2 – Zone 3 mineral resource estimate outlined an inferred resource of 42,000 ounces at an average grade of 1.48 g/t gold for the South Ridge deposit (October 26, 2012).

The assay results for the first 18 boreholes (2,272 m) of the South Ridge resource expansion drilling program completed from February 21 to September 30, 2018 were reported by the Company on August 8 and October 30, 2018 (#KBDD18257 - #KBDD18274), including the following highlights:

-

2.67 grams per tonne (“g/t”) gold over 37.78 metres (uncut), including 5.23 metres grading 13.53 g/t gold from a down-hole depth of 52.22 metres in #KBDD18263; and 27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold from a down-hole depth of 21.0 metres in #KBDD18264 (i.e., #KBDD18263 - #264 Drill Fence); extending gold mineralization in the northwestern section of the zone approximately 60 metres down dip from previous drilling forming scope of current inferred mineral resource estimate (August 8, 2018 News Release);

-

15.0 metres grading 1.19 g/t gold, including 3.25 metres grading 2.99 g/t gold from a down-hole depth of 67.8 metres in #KBDD18269; extending gold mineralization approximately 100 metres downdip from previous drilling forming scope of current inferred mineral resource estimate (October 30, 2018 News Release); and

-	25.65 metres grading 1.4 g/t gold, including 3.14 g/t gold over 5.75 metres and 3.38 g/t gold over 3.15 metres from a down-hole depth of 12.0 metres in #KBDD18270 (October 30, 2018 News Release).

These initial 18 boreholes ranging in length from 78 metres to 184 metres tested the northwestern 200 metre segment of the gold zone with a series of drill fences at 50 metre spacing; with the typically SW-trending, steeply inclined (-75o) boreholes testing the depth continuity of the auriferous system at downdip depths extending from 55 metres to 175 metres from surface. The South Ridge deposit consists of a northwest striking / northeast dipping quartz diorite-hosted gold mineralization zone traced to date along an approximately 400 metre strike length and 230 metre downdip depth from surface.

Kibi project exploration activities for the 2018 year also included grassroots work consisting of hand auger sampling and scout pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 61 hand auger holes totalling approximately 205 metres and 16 scout pits totalling approximately 50 vertical metres were completed on the Akwadum South (“Zone 7”) and Hillcrest Shear (“Zone 6”) auriferous structural trends, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Compilation of the geological and assay result data is in progress, and the hand auger / scout pit sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

See “Kibi Project – Prior Exploration by Xtra-Gold” for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2019, we plan to conduct:

•	follow-up trenching of Zone 2 – Zone 3 early stage gold shoots / discoveries to guide future mineral resource expansion drilling efforts;
•

prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

•

a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company’s in-house operated drill rig; consisting of a combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area, including the completion of the South Ridge gold deposit resource expansion drilling program initiated in February 2018, and scout drilling of new grassroots gold targets across the Apapam concession.

•	Pameng Project. Our Pameng project is located on the Pameng concession.

During the fiscal year, a total of 1,658 soil samples and 234 prospecting grab samples corresponding to a 90.5 line-kilometre soil geochemistry program implemented in 2014 were submitted to the laboratory for analysis; with the compilation of the geological and assay result data currently ongoing. In connection with the two years preceding the fiscal year, we did not conduct any exploration activities at this project.

As of the date of this annual report, during 2019, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets.

•	Banso Project. Our Banso project is located on the Banso concession.

During the fiscal year, we did not conduct any exploration activities on our Banso project.

We did not conduct any exploration work on the Banso project during the two years preceding the fiscal year

As of the date of this annual report, during 2019, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015).

•

Muoso Project. Our Muoso project is located on the Muoso concession.

During the fiscal year, we did not conduct any exploration activities on our Muoso project.

We did not conduct any exploration work on the Muoso project during the two years preceding the fiscal year.

As of the date of this annual report, during 2019, we plan to conduct an exploration program consisting of:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015).

As at the date of this annual report, we have estimated $200,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects in 2019. We estimate a cost of $300,000 to complete a 6,000 metre drill program at Kibi in 2019.

Gold Recovery Operations. We continued with placer gold recovery operations at our Kwabeng Banso and Muoso projects during the fiscal year. We recovered 4,800 ounces of raw placer gold (Kwabeng – 2,331 ounces, Banso – 1,113 ounces, and Muoso – 1,355 ounces) and sold 4,346 ounces of fine gold for net proceeds of $2,791,014. As at the date of this annual report, during 2019, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2018, from all properties, amounted to $2,426,331.

As of the date of this annual report, we have:

•	have achieved a series of losses since inception, although we reported a profit in 2018 and 2017;
•	have minimal operations, and
•	relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years. We purchased a generator and three pickup trucks in 2018. We purchased an exploration drill and a new pickup truck in 2017.

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

We conduct administrative activities from our Corporate Office, located at Monte Carlo #7, Paradise Island, Nassau, Bahamas. Since there is no mail delivery service in Bahamas, our Company requires a P.O. Box at Village Road Shopping Plaza, Suite #2150, P.O Box AP 59217, Nassau, Bahamas. We pay rent of $2,200 monthly.

As of the date of this annual report, our technical and administrative activities are conducted at our field camp. We do not pay any rent as we own our field camp.

Map of Projects and Operations

The map below shows the locations of our Kibi, Kwabeng, Pameng, Banso and Muoso projects all of which are described in further detail in this annual report.

MUOSO CONCESSION
ANYINAM
Moseaso
Asamang
Muoso
Akrofufu
Old Kwabeng Mine Prospect
Field Camp
Kwabeng
Boma
KWABENG CONCESSION
Awenase
Tumfa Old Mine
Tumfa
BANSO CONCESSION
Banso
Pameng
Akropong
PAMENG CONCESSION
KIBI GOLD DISCOVERY
Kibi Old Mine
KIBI
Akim Apapam
APAPAM CONCESSION
LEGEND
Voltaian clastics sediments
Metavolcanics
Metasediments /volcaniclastics
Metasediments
Sediments (K-rich)
Beltgranitoids (K-rich)
Basin granitoids (K-rich)
Basin granitoids
SOIL SAMPLE RESULTS (Au ppb)
0 - 18
19 - 40
41 - 62
63 - 84
85 - 171000
XTRA-GOLD MINING LEASES
XTRA-GOLD MINING CONCESSIONS IN THE KIBI GOLD BELT
0 1,000 2,000 4,000 6,000 8,000 Meters
760000 764000 768000 772000 776000

Xtra-Gold Mining Concessions Located in the Kibi Gold Belt

Overview of Projects

With the exception of our Kibi project, all our other projects are currently at an early stage of evaluation with no identified mineral resources or mineral reserves.

The Kibi project hosts the maiden Zone 2 – Zone 3 National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate (October 26, 2012), including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated mineral resource of 278,000 ounces at an average grade of 2.56 g/t gold and an additional Inferred mineral resource of 147,000 ounces at an average grade of 1.94 g/t gold (@ base case 0.5 g/t cut-off). No mineral reserves have been identified on our Kibi project.

Cautionary Note on Mineral Resources: The stated figures for contained gold are in-situ mineral resources. Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. This mineral resource estimate includes inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated resource categories through further drilling, or into mineral reserves, once economic considerations are applied.

We have the following lode gold exploration activities planned for 2019:

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

•	follow-up trenching of Zone 2 – Zone 3 early stage gold shoots / discoveries to guide future mineral resource expansion drilling efforts;
•

prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

•

a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company’s in-house operated drill rig; consisting of a combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area, including the completion of the South Ridge gold deposit resource expansion drilling program initiated in February 2018, and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $200,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

Title to Properties

We hold 30-year mining leases expiring on July 26, 2019 on our Kwabeng and Pameng concessions. We are in the process of renewing our Apapam concession, which expired on December 17, 2015, for a 15-year extension. We hold a 14-year mining lease on our Banso concession expiring on January 5, 2025 and a 13-year mining lease on our Muoso concession expiring on January 5, 2024.

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

2017 Exploration Program

Exploration activities on this project from January 1 to December 31, 2017, focussed on the continuation of the scout pitting program initiated in the December 2016 quarter; with the ongoing pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 58 scout pits, encompassing 226 channel samples, were manually excavated on the Akwadum South (“Zone 7”) and Akwadum North (“Zone 8”) gold-in-soil anomalies, and the Hillcrest Shear (“Zone 6”) gold target, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Exploration work also included the rehabilitation / deepening of approximately 250 m of old scout trenching on the Hillcrest Shear and Akwadum South grassroots targets to permit detailed geological mapping and channel sampling (243 samples). Compilation of the geological and assay result data is in progress, and the scout pitting / trenching sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

2018 Exploration Program

Exploration activities on this project from January 1 to December 31, 2018, being the fiscal year for which this annual report is being filed, focussed on the continued advancement of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area. A planned 4,000 metre resource expansion drilling program was initiated in February at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project; with a total of 26 diamond core boreholes totalling 3,414 metres completed by the Company’s in-house drilling crew by the end of the 2018 year.

The assay results for the first 18 boreholes (2,272 m) of the South Ridge resource expansion drilling program completed from February 21 to September 30, 2018 were reported by the Company on August 8 and October 30, 2018 (#KBDD18257 - #KBDD18274), including the following highlights:

-

2.67 grams per tonne (“g/t”) gold over 37.78 metres (uncut), including 5.23 metres grading 13.53 g/t gold from a down-hole depth of 52.22 metres in #KBDD18263; and 27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold from a down-hole depth of 21.0 metres in #KBDD18264 (i.e., #KBDD18263 - #264 Drill Fence); extending gold mineralization in the northwestern section of the zone approximately 60 metres down dip from previous drilling forming scope of current inferred mineral resource estimate (August 8, 2018 News Release);

-

15.0 metres grading 1.19 g/t gold, including 3.25 metres grading 2.99 g/t gold from a down-hole depth of 67.8 metres in #KBDD18269; extending gold mineralization approximately 100 metres downdip from previous drilling forming scope of current inferred mineral resource estimate (October 30, 2018 News Release); and

-	25.65 metres grading 1.4 g/t gold, including 3.14 g/t gold over 5.75 metres and 3.38 g/t gold over 3.15 metres from a down- hole depth of 12.0 metres in #KBDD18270 (October 30, 2018 News Release).

These initial 18 boreholes ranging in length from 78 metres to 184 metres tested the northwestern 200 metre segment of the gold zone with a series of drill fences at 50 metre spacing; with the typically SW-trending, steeply inclined (-75o) boreholes testing the depth continuity of the auriferous system at downdip depths extending from 55 metres to 175 metres from surface. The South Ridge deposit consists of a northwest striking / northeast dipping quartz diorite-hosted gold mineralization zone traced to date along an approximately 400 metre strike length and 230 metre downdip depth from surface.

The South Ridge deposit has a current inferred mineral resource estimate of 42,000 ounces at an average grade of 1.48 g/t gold. The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate (October 26, 2012) on the Company’s Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated mineral resource of 278,000 ounces at an average grade of 2.56 g/t gold and an additional Inferred mineral resource of 147,000 ounces at an average grade of 1.94 g/t gold (@ base case 0.5 g/t cut-off). The Zone 2 – Zone 3 maiden mineral resource represents the first ever NI 43-101 compliant mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other “Grantoid-hosted” gold deposits of Ghana, including Kinross Gold’s Chirano and Newmont Mining’s Subika deposits in the Sefwi gold belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

Kibi project exploration activities for the 2018 year also included grassroots work consisting of hand auger sampling and scout pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 61 hand auger holes totalling approximately 205 metres and 16 scout pits totalling approximately 50 vertical metres were completed on the Akwadum South (“Zone 7”) and Hillcrest Shear (“Zone 6”) auriferous structural trends, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Compilation of the geological and assay result data is in progress, and the hand auger / scout pit sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

Future Exploration Plans

2019 Proposed Exploration Program

As at the date of this annual report, during 2019, we plan to conduct:

•	follow-up trenching of Zone 2 – Zone 3 early stage gold shoots / discoveries to guide future mineral resource expansion drilling efforts;
•

prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

•

a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company’s in-house operated drill rig; consisting of a combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area, including the completion of the South Ridge gold deposit resource expansion drilling program initiated in February 2018, and scout drilling of new grassroots gold targets across the Apapam concession.

Gold Intercept Reporting Criteria

Unless otherwise indicated, “Reported Intercepts” represent core-lengths; true width of mineralization is unknown at this time. Individual sample results were length weighted to yield average composite interval grades as reported. Unless otherwise indicated “Significant Intercepts” satisfy following criteria: greater than (>) 5.0 gram gold x meter product and > 0.5 g/t gold. “Anomalous” signifies at least one intercept > 2.0 gram gold x meter product and > 0.25 g/t gold. Unless otherwise indicated, intercepts are constrained with a 0.25 g/t gold minimum cut-off grade at the top and bottom of the intercept, with no upper cut-off grade applied, and a maximum of five consecutive meters of internal dilution (less than 0.25 g/t gold). All internal intervals yielding above 10 g/t gold are indicated within the intersection.

Quality-Control Program

We have implemented a quality-control program to ensure best practice in the sampling and analysis of the diamond drill core, reverse circulation (RC) chip samples, saprolite trench and saw-cut channel samples, and soil samples. Drill core is HQ diameter (63.5 millimeters) in upper oxidized material (regolith) and NQ diameter (47.6 millimeters) in the lower fresh rock portion of the hole. Drill core is saw cut and half the core is sampled in standard intervals. The remaining half of core is stored in a secure location. Reverse circulation (RC) chip samples are taken at one meter intervals under dry drilling conditions by experienced geologists, with all samples weighed on site. Saprolite trench samples consist of continuous, horizontal channels collected from a canal excavated along the bottom sidewall of the trench (~ 0.10 meters above floor). All samples are transported in security-sealed bags to Intertek Minerals Limited, an ISO 17025:2005 accredited laboratory. As of the date of this annual report, a 1,000 gram split of the sample is pulverized to better than 85% passing 75 microns, and analyzed by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish. Samples with observed visible gold and/or exhibiting typical Kibi-type granitoid hosted mineralization characterized by liberated, particulate gold grains are pulverized in their entirety to better than 85% passing 75 microns, and analyzed three times by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish; with the arithmetic average of the three assays reported. Our company inserts a certified reference standard (low to high grade), analytical blank, and field duplicate sample in every batch of 20 drill core / reverse circulation (RC) chip / trench channel / saw cut channel samples. Validation parameters are established in the database to ensure quality control.

Recovery and Sale of Placer Gold

There were no placer gold recovery operations carried out at this project during 2014 through to the end of our fiscal year.

Mineral Resources and Reserves

No mineral reserves have been identified on our Kibi project. The Kibi project hosts the maiden Zone 2 – Zone 3 National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate (October 26, 2012), including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated mineral resource of 278,000 ounces at an average grade of 2.56 g/t gold and an additional Inferred mineral resource of 147,000 ounces at an average grade of 1.94 g/t gold (@ base case 0.5 g/t cut-off).

Cautionary Note on Mineral Resources: The stated figures for contained gold are in-situ mineral resources. Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. This mineral resource estimate includes inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated resource categories through further drilling, or into mineral reserves, once economic considerations are applied.

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

Location and Access

The Kwabeng concession is located in the Atiwa West District of the Eastern Region of Ghana, along the western, lower flank and base of the Atewa Range, approximately 10 kilometers north-northwest of our Kibi project which is located on the Apapam concession. The eastern boundary of the Kwabeng concession is demarcated by the Atewa Forest Reserve.

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

Historical Work

There has been very little exploration for lode source gold deposits at our Kwabeng and Pameng projects; however, there has been detailed exploration for placer gold deposits. Prior to the recovery of placer gold from our Kwabeng project during 2007 and 2008 and our Kibi and Pameng projects during 2010 and 2011, these projects contained approximately 12,583,000 bank cubic meters of auriferous gravels. As at the date of this annual report, the company does not feel an accurate calculation of the remaining cubic metres and grade figures on our Kibi, Kwabeng and Pameng projects can be made. In addition to the mineralized material, there is potential to define reserves with further exploration.

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

Prior Exploration by Xtra-Gold

2016 Exploration Program

We did not conduct any exploration activities on our Kwabeng project during the 2016 fiscal year. 2017 Exploration Program

Exploration activities on this project from January 1 to December 31, 2017, focussed on the implementation of a scout drilling program including 17 diamond core boreholes totalling 985 metres (“m”) on the Bomaa North segment of the extensive Bomaa auriferous float / subcrop train (#BADD17001 - #BADD17017). The drilling was completed from September 28 to December 9, 2017 by the Company’s in-house drilling crew utilizing its newly acquired diamond drill rig commissioned in the June 2017 quarter. The shallow first pass drill program, with boreholes ranging from 31.0 m to 119.5 m in length, was designed to test the near-surface extent of the auriferous argillite / quartz vein zone identified by trenching / outcrop stripping efforts and to gain a better understanding of the litho-structural setting of the gold mineralization. Saw-cut channel sampling (41.95 m) of stripped outcrop exposures was also conducted in conjunction with the drill program.

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

2018 Exploration Program

Exploration work on our Kwabeng project during the 2018 year was limited to a single scout diamond core borehole (104.5 m) on a grassroots gold target.

2019 Proposed Exploration Program.

As at the date of this annual report, during 2019, we plan to conduct:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at this project (commenced in March 2013).

Recovery and Sale of Placer Gold

As at December 31, 2018, we have sold an aggregate of 17,435 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, and 2013 to 2018 fiscal years. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2009 through 2012.

The gold price (approximately $1,302 per ounce as at March 25, 2019) is significantly greater compared to the approximately $300 per ounce gold price during the previous mining effort by the former operator of this project. On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 4 years. However, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

Placer gold recovery operations at our Kwabeng project resumed in 2013. As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kwabeng project (see “Kwabeng Project – 2019 Exploration Program”).

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

2018 Exploration Programs

No significant lode gold exploration work was conducted in 2018 on this project.

Future Exploration Plans for 2019

As at the date of this annual report, during 2018, we have planned the following exploration activities at this project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets .

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company. During 2010, 4,720 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 897 ounces of gold for gross proceeds of $1,128,451. During 2011, 5,621 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068 ounces of gold for $1,489,058. During 2012, we sold 53 ounces of gold for gross proceeds of $87,997 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project. No placer gold recovery operations were conducted at this project during 2012 through the end of our fiscal year.

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

Historic Work

Historical exploration and mining have mainly focused on placer gold. Before the acquisition of our interest in the Banso concession, to the best of our knowledge and based on mining records in Ghana, there had never been a detailed documented bedrock exploration program conducted on this concession.

Prior Exploration by Xtra-Gold

2016 to 2018 Exploration Programs

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

Future Exploration Plans for 2019

As at the date of this annual report, during 2019, we have planned the following exploration activities at this project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015).

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

Historic Work

Historical exploration and mining have mainly focused on placer gold. Before the acquisition of our interest in the Muoso concession, to the best of our knowledge and based on mining records in Ghana, there had never been a detailed documented bedrock exploration program conducted on this concession.

Prior Exploration by Xtra-Gold

No significant lode gold exploration work was conducted by our company on our Muoso project from 2014 through to the end of our fiscal year.

Prior Exploration 2016 Exploration

There was no exploration activity conducted on this project by our company or by Buccaneer Gold Corp. in 2016. This project was the subject of litigation between Buccaneer and the company which commenced in 2015 and settled in November 2016. The company retained its 100% interest in the project.

Future Exploration Plans for 2019

As at the date of this annual report, during 2019, we have planned the following exploration activities at this project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015).

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

Item 5             Operating and Financial Review and Prospects

A.                         Operating Results

Our company reported a gain for the year ended December 31, 2018 of $1,539,294 (December 31, 2017 – gain of $453,932, December 31, 2016 – loss of $467,711). Our company’s basic and diluted gain (loss) per share for the year ended December 31, 2018 was $0.03 (December 31, 2017 - $0.01, December 31, 2016 - $(0.01)) . The 2018 and 2017 years benefited from improved gold recovery results as compared to 2016. The 2016 exploration drill program expense created most of the loss in that year.

The weighted average number of shares outstanding was 47,089,027 (December 31, 2017 – 47,948,596, December 31, 2016 - 47,256,630). Average shares outstanding were reduced in 2018 through share repurchases. Average shares outstanding were reduced in 2017 as share repurchases more than offset shares issued on exercise of stock options. Average shares outstanding in 2016 increased with the placement of 2,500,000 units and conversion of 408,000 stock options to shares, while 396,000 shares were repurchased and cancelled. Average fully diluted shares in 2018 were 49,405,027 (2017 - 51,339,216), with the difference being in the money stock options and warrants. These items did not materially affect earnings per share. Average fully diluted shares in 2016 were unchanged at 47,256,630 as the company was in a loss position which resulted in the effect of stock options and warrants being anti-dilutive.

We incurred expenses of $887,037 in the year ended December 31, 2018 (December 31, 2017 - $881,022, December 31, 2016 - $1,302,245). Exploration expense increased in 2018 as the company actively worked on its properties. Exploration was reduced in 2017 as the company purchased a drill rig. Spending in 2016 was greater than in other years as the 2,639 metre drill program was completed. We expense all exploration costs. Amortization increased in 2018 with the addition of a generator and three new pickup trucks. Amortization in 2017 reflects the addition of a new drill mid-year. The 2016 amortization reflects no new equipment purchased in that year. General and administrative expense was mostly consistent over the three-year period. Non-cash stock-based compensation expense was significantly reduced in 2018 to $33,437 and was reasonably stable at $103,001 in 2017 and $104,519 in 2016.

During 2018, in connection with our Kibi project, exploration activities focussed on the continued advancement of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area. A planned 4,000 metre resource expansion drilling program was initiated in February at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project; with a total of 26 diamond core boreholes totalling 3,414 metres completed by the Company’s in-house drilling crew by the end of the 2018 year.

The assay results for the first 18 boreholes (2,272 m) of the South Ridge resource expansion drilling program completed from February 21 to September 30, 2018 were reported by the Company on August 8 and October 30, 2018 (#KBDD18257 - #KBDD18274), including the following highlights:

-

2.67 grams per tonne (“g/t”) gold over 37.78 metres (uncut), including 5.23 metres grading 13.53 g/t gold from a down-hole depth of 52.22 metres in #KBDD18263; and 27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold from a down-hole depth of 21.0 metres in #KBDD18264 (i.e., #KBDD18263 - #264 Drill Fence); extending gold mineralization in the northwestern section of the zone approximately 60 metres down dip from previous drilling forming scope of current inferred mineral resource estimate (August 8, 2018 News Release);

-

15.0 metres grading 1.19 g/t gold, including 3.25 metres grading 2.99 g/t gold from a down-hole depth of 67.8 metres in #KBDD18269; extending gold mineralization approximately 100 metres downdip from previous drilling forming scope of current inferred mineral resource estimate (October 30, 2018 News Release); and

-	25.65 metres grading 1.4 g/t gold, including 3.14 g/t gold over 5.75 metres and 3.38 g/t gold over 3.15 metres from a down- hole depth of 12.0 metres in #KBDD18270 (October 30, 2018 News Release).

These initial 18 boreholes ranging in length from 78 metres to 184 metres tested the northwestern 200 metre segment of the gold zone with a series of drill fences at 50 metre spacing; with the typically SW-trending, steeply inclined (-75o) boreholes testing the depth continuity of the auriferous system at downdip depths extending from 55 metres to 175 metres from surface. The South Ridge deposit consists of a northwest striking / northeast dipping quartz diorite-hosted gold mineralization zone traced to date along an approximately 400 metre strike length and 230 metre downdip depth from surface.

The South Ridge deposit has a current inferred mineral resource estimate of 42,000 ounces at an average grade of 1.48 g/t gold. The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate (October 26, 2012) on the Company’s Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated mineral resource of 278,000 ounces at an average grade of 2.56 g/t gold and an additional Inferred mineral resource of 147,000 ounces at an average grade of 1.94 g/t gold (@ base case 0.5 g/t cut-off). The Zone 2 – Zone 3 maiden mineral resource represents the first ever NI 43-101 compliant mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other “Grantoid-hosted” gold deposits of Ghana, including Kinross Gold’s Chirano and Newmont Mining’s Subika deposits in the Sefwi gold belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

Kibi project exploration activities for the 2018 year also included grassroots work consisting of hand auger sampling and scout pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 61 hand auger holes totalling approximately 205 metres and 16 scout pits totalling approximately 50 vertical metres were completed on the Akwadum South (“Zone 7”) and Hillcrest Shear (“Zone 6”) auriferous structural trends, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Compilation of the geological and assay result data is in progress, and the hand auger / scout pit sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

Exploration work on our Kwabeng project during the 2018 year was limited to a single scout diamond core borehole (104.5 m) on a grassroots gold target. In connection with our Pameng project, a total of 1,658 soil samples and 234 prospecting grab samples corresponding to a 90.5 line-kilometre soil geochemistry program implemented in 2014 were submitted to the laboratory for analysis during the current reporting period; with the compilation of the geological and assay result data currently ongoing. We did not conduct any exploration activities on our Banso and Muoso projects during the 2018 year.

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

We recognized gains related to other items of $2,426,331 in 2018 (2017 - $1,334,954, 2016 - $834,534). The gains can mostly be attributed to the recovery of gold. During the year ended December 31, 2018, we sold 4,346 fine ounces of gold at an average price of US$1,262 for net proceeds of $2,791,014 (2017 – 2,575 ounces of gold at an average price of $1,237 for net proceeds of $1,312,921, 2016 – 2,142 ounces of gold at an average price of $1,189 for net proceeds of $828,559). Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

Embedded derivatives resulted from issuing Canadian denominated warrants in the May 2016 financing. Because the Company's functional currency is the US dollar, Canadian denominated warrants must be considered expense items and reported on a mark-to-market basis. During 2018 the term of these warrants was extended to February 2020.

We recognized a mark-to-market expense of $114,793 in 2018, related to extending the warrants to February 2020. We recognized a mark-to-market expense of $Nil in 2017, related to extending the warrants to August 2018 (2016 - $1,000 related to embedded derivatives for the Canadian dollar warrant issued as a part of the May 2016 financing). Canadian dollar denominated warrants were issued with financings. These warrants were deemed to be embedded derivatives since our company’s functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

During the year ended December 31, 2018, our company had a foreign exchange loss of $234,063 (2017 – loss of $29,516, 2016 – loss of $19,086) due to strength in the U.S. dollar and comparative weakness in the Ghana cedi and Canadian dollar.

Our company recognized a trading and holding loss on marketable securities of $31,723 (2017 - gain of $43,551, 2016 - gain of $31,612). Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $15,896 (2017 - $9,006, 2016 - $8,989) mostly relates to dividends on investment portfolio assets.

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

Cash on hand was increased by $1,249,473 during 2018. Operations generated cash of $1,658,077, mostly from increased earnings on gold recovery. Cash of $117,619 was used to purchase a generator and three new pickup trucks during 2018. Cash of $556,385 was used to purchase investments and we received $313,386 on the sale of investments. Restricted cash was increased by $50,000 related to an environmental bond with the Government of Ghana. Other operating expenses were mostly cash neutral. Cash from financing activities reported a use of $290,985, comprised of cash used to repurchase shares.

During the year ended December 31, 2018, our company repurchased 1,536,500 of our shares at a cost of $290,985 (December 31, 2017 - repurchased 554,000 of our shares at a cost of $100,239, December 31, 2016 - repurchased 396,000 of our shares at a cost of $69,774) and cancelled these shares.

At December 31, 2018, accounts payable and accrued liabilities increased slightly to $320,184 due to gold revenue related activity (December 31, 2017 - $237,256, December 31, 2016 - $269,613). Our cash and cash equivalents as at December 31, 2018 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2019 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2018.

At December 31, 2018, we had total cash and cash equivalents and restricted cash of $2,860,447 (December 31, 2017 - $1,610,974, December 31, 2016 - $1,134,884). Working capital as of December 31, 2018 was $2,634,750 (December 31, 2017 - $1,382,318, December 31, 2016 - $1,106,425). The 2018 increase in working capital mostly reflects the revenue from gold recovery. The 2017 increase in working capital mostly reflects the revenue from gold recovery. The 2016 increase in working capital mostly reflects the equity units issued for cash. During the year ended December 31, 2018, our company sold $313,386 in tradable securities and purchased $556,385 in tradable securities.

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

Our shares of common stock, warrants and stock options outstanding as at March 28, 2019, December 31, 2018, December 31, 2017, and December 31, 2016 were as follows:

	March 28, 2019	December 31, 2018	December 31, 2017	December 31, 2016
Common Shares	46,245,917	46,245,917	47,782,417	48,174,417
Warrants	1,250,000	1,250,000	1,250,000	1,397,000
Stock Options	2,615,000	2,615,000	2,615,000	1,920,000
Fully diluted	50,110,917	50,110,917	51,647,417	51,491,417

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

Our fiscal 2019 budget to carry out our plan of operations is approximately $900,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview”. These expenditures are subject to change if management decides to scale back or accelerate operations. We believe that we are adequately capitalized to achieve our operating plan for fiscal 2019. However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2018.

Going Concern

We have incurred accumulated net losses of $26,921,347 since inception through December 31, 2018. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2018, 2017 and 2016 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

C.                         Research and Development, Patents and Licenses

As Xtra-Gold is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.                         Trend Information

Gold prices closed in 2018 at $1,278 per ounce, above the 2018 average of $1,268 per ounce. The low for 2018 occurred in August. We continue to see positive indicators for gold prices in the future.

Comments from the World Economic Forum in Davos indicated concern that growth in the U.S. and Europe is not sustainable. Tightening by central banks could complicate efforts to sustain growth. Some commodity analysts believe that these economic conditions are very positive for the gold market.

Gold does well in times of uncertainty. National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2018 and previous two years are as follows:

	2018	2017	2016

High	$1,355	$1,346	$1,366
Low	1,178	1,151	1,077
Average	1,268	1,257	1,248

The tone for the precious metals market in the near future will depend on the U.S. dollar strength. The US Federal Reserve has recently expressed a neutral stance to increase rates. The focus going forward will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet. Any wobble in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

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

Our company does not have any material contractual obligations as of December 31, 2018.

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

Item 6             Directors, Senior Management and Employees

A.                         Directors and Senior Management

The following table sets forth, as of December 31, 2018, the names of the directors and senior management of Xtra-Gold. Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas Manager Director, Ghana Operations	51	President and CEO Xtra-Gold Resources Corp., and Manager Director of Ghana Operations	January 3, 2009	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	33	Vice President Palisade Global Investments	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	53	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	80	Retired businessman	June 11, 2011	none
Yves P. Clement (5)(6) Vancouver, British Columbia Vice-President, Exploration	53	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	none
Victor Nkansa (5)(6) Accra, Ghana Vice-President, Ghana Operations	60	Chief Financial Officer and Vice- President, Ghana Operations of Xtra-Gold Resources Corp.	December 22, 2009	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	60	Senior Market Manager, Unum	June 22, 2015	none

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

Mr. Laviolette is currently employed as Vice President for Palisade Global Investments. His responsibilities include market/portfolio analysis, appraising and vetting assets on a technical basis, providing valuation estimates, and reviewing corporate financial statements. In addition, Denis serves as President of Palisade Resources Corp and CEO of Goldspot Discoveries Inc. Mr. Laviolette was employed as a mining analyst with Pinetree Capital Ltd. (“Pinetree”) in Toronto since February 2014 to September 2015. His responsibilities at Pinetree include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing and summarizing technical reports on resources, feasibility and corporate financial statements.

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

Hans Julian Morsches. B.A., M.A.

Mr. Morsches is the Managing Director of Unum at its Kansas City and St. Louis regional offices in Missouri and is a 30 year insurance industry veteran. He has been in his current role since May 1999 and has overall responsibility for the Unum brand in Missouri, Kansas, Iowa, Nebraska and southern Illinois. Prior to moving to Kansas City, he was National Vice President for Sales for Unum Canada located in Toronto from September 1989 to May 1999. Unum is a Fortune 270 insurance company and has been an employee benefits market leader for 35 years generating US$10.5 billion annual revenue.

Mr. Morsches received his B.A., Liberal Arts from Vanderbilt University, Nashville, Tennessee in 1980 and his Masters of International Management from the American Graduate School of International Management in 1983.

B.                         Compensation

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2018.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)	Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director President and CEO Manager Director of Ghana Operations	2018 2018 2018	- - (2) 392,752 (3)	- - -	- - -	- - 392,752
Denis Laviolette	Director	2018	-	-	-	-
Peter Minuk	Director Secretary and Treasurer	2018 2018	2,316 (1) 4,633 (1)	- -	- -	2,316 4,633
James H. Schweitzer	Director	2018	-	-	-	-
Yves P. Clement	Vice-President, Exploration	2018	114,194 (1)(2)	-	-	114,194
Victor Nkansa	Vice-President, Ghana Operations Chief Financial Officer	2018 2018	64,157 (2)(3) -	- -	- -	64,157 -
Hans Julian Morsches	Director	2018	-	-	-	-

(1)	The compensation noted above under “Total Compensation” was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7721.

(2)	See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for consulting arrangements and/or consulting contracts with our company.

(3)	The compensation noted above under “Total Compensation” was paid in Ghanaian c e d i and was translated at the average exchange rate of C$1.00 = US$0.2068.

Stock Options Granted in 2018

During our fiscal year ended December 31, 2018, we did not grant stock options to senior management or directors.Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2018

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

The consulting services of James Longshore, as our Managing Director of Ghana Operations is provided by Brokton International Ltd. through which he oversees administrative and exploration activities relating to our projects. As of the date of this annual report, Brokton International Ltd. provides Mr. Longshore’s services to our company on a month-to-month basis and is paid $10,000.00 per month to provide the foregoing services. Brokton International Ltd. is reimbursed for certain expenses incurred by Mr. Longshore in performing his duties to our Ghanaian subsidiaries. There is no provision for a payment to be made to Brokton International Ltd. if Mr. Longshore’s services are terminated without cause or for additional compensation in the event of a change in responsibilities.

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

His primary responsibilities are the provision of accounting services and assisting with the facilitation of obtaining mining leases, operating permits and prospecting license or renewals with respect to our property interests and acting as our primary liaison with the Government of Ghana. He also provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties. As of the date of this annual report, our Vice-President, Ghana Operations is paid 10,700 Cedis (US$3,000) per month by XG Mining to provide his consulting services on a month to month “as needed” basis. The Vice President, Ghana Operations is also eligible for bonuses based on gold production. There is no provision for a payment to be made to our Vice-President, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors’ approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects. As of the date of this annual report, Mr. Clement is paid CAD$12,500 (USD$9,651) per month to provide the foregoing services. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	3,430,855	8.4%	8.4%
Denis Laviolette (4)	common	-	0.3%	0.3%
Peter Minuk (5)	common	20,000	0.4%	0.4%
James H. Schweitzer (6)	common	250,000	0.8%	0.8%
Yves P. Clement (7)	common	-	1.2%	1.2%
Victor Nkansa (8)	common	-	0.2%	0.2%
Hans Julian Morsches (9)	common	125,000	0.6%	0.6%
Directors and Officers as a Group		3,825,855	12.0%	11.9%

(1)	Based on 46,245,917 common shares outstanding as at March 28, 2019 and as if all of the options held by directors and officers (1,982,000 as a group) were exercised converted to common shares.
(2)	Based on 46,245,917 common shares outstanding as at March 28, 2019 and as if only the vested options (1,982,000 as a group) and were exercised converted to common shares.
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

Options to Purchase Securities

10% Rolling Stock Option Plan

On May 12, 2011, our Board of Directors considered and believed that it was advisable and in the best interests of our company to terminate our fixed 2005 Equity Incentive Compensation Plan and authorized, approved and adopted our 10% rolling stock option plan (the “Option Plan”). Our Option Plan was approved by our shareholders at our annual and special shareholders’ meeting held on June 10, 2011 and we received final acceptance of our Option Plan from the TSX on July 13, 2011. In accordance with TSX policy, all unallocated options or other entitlements to a compensation arrangement which does not have a fixed number of securities reserved for issuance must be approved every three years by our Board of Directors and our shareholders. On March 26, 2014, our Board of Directors approved our Option Plan for a further three year period (the “2014 Plan”). The 2014 Plan was approved by our shareholders at our annual and special meeting of shareholders held on June 19, 2014 and we received final acceptance of our 2014 Plan from the TSX on June 26, 2014. On March 28, 2017, our Board of Directors approved our Option Plan for a further three year period (the “2017 Plan”). The 2017 Plan was approved by our shareholders at our annual and special meeting of shareholders held on May 16, 2017 and we received final acceptance of our 2017 Plan from the TSX on May 16, 2017.

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

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated. As at the date of this annual report, 4,624,592 common shares have been reserved for issuance under our Option Plan. As at the date of this annual report, there are 2,615,000 options outstanding to purchase an aggregate of 2,615,000 common shares, representing 56.5% of the 46,245,917 common shares currently outstanding. Options to purchase 2,009,592 common shares are currently available for grant under our Option Plan, being 10% of the 46,245,917 common shares currently outstanding less the 2,615,000 shares reserved for the 2,615,000 options currently outstanding.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2018, as well as the number of options granted to directors and all consultants as a group. The exercise prices of the stock options are stated in Canadian dollars as that is the currency unit in which the options were issued.

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

As a group, seven officers and directors hold 1,982,000 stock options as at December 31, 2018.

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

Our company’s registered shareholders’ list for our common shares, dated March 28, 2019, showed 145 registered shareholders and 46,245,917 shares outstanding of which 16 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,286,252 common shares representing 74.14 of the issued and outstanding shares of Xtra-Gold.

The following table lists the only persons or companies, known by our company, to beneficially own more than 5% of our voting securities. There has been no significant change in the percentage ownership held by any major shareholders during the past three years. Our company’s major shareholders do not have different voting rights.

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS

James Longshore (1)(2)	common	4,037,855	8.1% (2)

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

(2)

Based on 46,245,917 common shares outstanding as at March 28, 2018 and as if all 2,615,000 stock options were exercised and the common share purchase warrants held of 1,250,000 were converted into common shares.

B. Related Party Transactions

During the years ended December 31, 2018, December 31, 2017 and December 31, 2016, the Company entered into the following transactions with related parties:

	December 31,	December 31,	December 31,
	2018	2017	2016

Consulting fees paid or accrued to officers or their companies	$850,028	$610,821	$539,706
Directors’ fees	2,316	2,267	2,267

Stock option grants to officers and directors	—	610,000	400,000
Stock option grant price range	—	$$0.24	$0.31

Of the total consulting fees noted above, $548,585 (December 31, 2017 - $318,456, December 31, 2016 - $256,319) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $274,292 (December 31, 2017 - $159,228, December 31, 2016 - $127,348) of this amount. As at December 31, 2018, $53,632 (December 31, 2017, $47,924, December 31, 2016 - $47,792) remains payable to this related company and $3,800 (December 31, 2017 - $5,000, December 31, 2016 - $5,000) remains payable to the related party for expenses earned for work on behalf of the Company.

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

Legal and Arbitration Proceedings

The Company is a party to two pending lawsuits. The first lawsuit claims mining activities of the Company are illegal and cause substantial environmental damage to the community. The second lawsuit claims that all leases issued to mining companies in Ghana violate the Ghana Constitution and are therefore illegal. The Company will defend itself in each of these lawsuits.

During the year ended December 31, 2017, all litigation pending or threatened at that time was settled. On November 22, 2016, the Company announced that Buccaneer had abandoned its rights in respect of the Concessions in settlement of litigation commenced in 2015.

Dividends

Our company has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Our company does not presently have any intention of paying dividends. Our future dividend policy will be determined by our Board of Directors of the basis of earnings, financial requirements and other relevant factors.

B.                         Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2018, other than property update activities as reported in Note 6 to our financial statements for the year ended December 31, 2018 which are disclosed in this annual report.

Item 9.             The Offering and Listing

A.                         Offering and Listing Details

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

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL YEAR ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2018	$0.43	$0.20	$0.45	$0.15
December 31, 2017	$0.35	$0.19	$0.27	$0.12
December 31, 2016	$0.55	$0.20	$0.42	$0.14
December 31, 2015	$0.295	$0.175	$0.22	$0.123
December 31, 2014	$0.43	$0.10	$0.38	$0.08

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the full financial quarters for the two most recent full financial years.

	TSX		OTC BULLETIN BOARD
FOR THE FINANCIAL QUARTER ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
December 31, 2018	$0.43	$0.25	$0.45	$0.18
September 30, 2018	$0.30	$0.23	$0.23	$0.17
June 30, 2018	$0.30	$0.23	$0.23	$0.15
March 31, 2018	$0.28	$0.20	$0.21	$0.17
December 31, 2017	$0.28	$0.19	$0.23	$0.14
September 30, 2017	$0.32	$0.25	$0.27	$0.20
June 30, 2017	$0.27	$0.19	$0.21	$0.12
March 31, 2017	$0.35	$0.23	$0.27	$0.17
December 31, 2016	$0.34	$0.20	$0.27	$0.14
September 30, 2016	$0.54	$0.34	$0.41	$0.27
June 30, 2016	$0.55	$0.40	$0.42	$0.30
March 31, 2016	$0.46	$0.21	$0.35	$0.15

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold’s common shares for the most recent six months.

	TSX		OTC BULLETIN BOARD
FOR THE MONTH ENDED	HIGH	LOW	HIGH	LOW
	CAD$	CAD$	US$	US$
February 28, 2019	$0.45	$0.41	$0.35	$0.29
January 31, 201	$0.46	$0.32	$0.34	$0.24
December 31, 2018	$0.43	$0.29	$0.31	$0.21
November 30, 2018	$0.37	$0.25	$0.45	$0.20
October 31, 2018	$0.30	$0.25	$0.23	$0.18
September 30, 2018	$0.25	$0.23	$0.19	$0.17

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies. Our common shares fluctuated during 2018 from a low of CAD$0.25 to a high of CAD$0.43 and during the most recent six months our common shares fluctuated from a low of CAD$0.23 to a high of CAD$0.46. Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration. There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

H.                         Documents on Display

Any of the documents referred to in this Form 20-F can be viewed at the office of Xtra-Gold, located at Shirley Street Plaza, Suite 2150, P.O Box AP 59217, Nassau Bahamas, during normal business hours. All of the above documents referred to above are in English.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls. Based on this assessment, our management has concluded that as of December 31, 2018, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

D.                         Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C           Principal Accountant Fees and Services

During the financial years ended December 31, 2018, 2017 and 2016, RBSM LLP served as the company auditor.

Audit Fees

Audit fees are the aggregate fees billed by RBSM LLP in 2017, 2016, and 2015 for the audit of Xtra-Gold’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by our company’s external auditors for the year ended December 31, 2018 was $25,000 for the year ended December 31, 2017 was $29,000, and for the year ended December 31, 2016 was $25,000.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company’s external auditors that are reasonably related to the performance of the audit or review of our company’s quarterly financial statements and are not reported above under “Audit Fees.” Our company paid RBSM LLP $12,000 for audit-related fees in the years ended December 31, 2018 and $15,000 for December 31, 2017 and December 31, 2016.

Tax Fees

Tax fees consist of professional services rendered by our company’s external auditors for tax compliance and tax advice. Our company paid RBSM LLP $nil for tax fees for the year ended December 31, 2018, December 31, 2017 and December 31, 2016.

All Other Fees

All other fees consist of fees for other miscellaneous items. There were no other fees in connection services provided or billed by our company’s external auditors in the years ended December 31, 2018, December 31, 2017 and December 31, 2016.

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

The Company announced in a news release disseminated on January 9, 2018, that, following expiration of the 2016 Bid, it would be renewing the 2018 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the “2018 Bid”), representing approximately 10% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 5,141 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. Our company purchased an aggregate of 1,536,500 common shares under the 2018 Bid which were cancelled.

The Company announced in a news release disseminated on February 8, 2019, that, following expiration of the 2018 Bid, it would be renewing the 2019 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the “2019 Bid”), representing approximately 10% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 2,837 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. All shares purchased under the 2019 Bid will be cancelled.

As of DATE OF RECORD March 28, 2019, the Company had not repurchased any Common Shares under the 2019 Bid.

Further details relating to the 2019 Bid are noted in the table directly below and in the footnotes following the table, which sets forth information as at the date of this annual report.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month 1 (February 8 to 28, 2019)	-	-	-	4,000,000
Month 2 (March 1 to date, 2019)	-	-	-	4,000,000
Total Shares Repurchased	-	-	-	4,000,000

Footnotes

•	The details of the 2014 Bid, referred to above, were announced in a news release on February 13, 2014 (as reported by our company on Form 6-K filed on February 18, 2014).

•	The results of the 2014 Bid and the details of the 2015 Bid, referred to above, were announced in a news release on October 30, 2015.

•	The results of the 2015 Bid and the details of the 2016 Bid, referred to above, were announced in a news release on December 6, 2016.

•	The results of the 2016 Bid and the details of the 2018 Bid, referred to above, were announced in a news release on January 9, 2018.

•	The results of the 2018 Bid and the details of the 2019 Bid, referred to above, were announced in a news release on February 8, 2019.

Item 16F           Change in Registrant’s Certifying Accountant

No change during 2018, 2017, or 2016.

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

Compensation Committee

We established a Compensation Committee in November 2009. The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans. Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee’s charter authorizes the committee to retain an independent consultant, no third-party compensation consultant was engaged for 2010. The Compensation Committee is composed of three directors; namely James Schweitzer, Denis Laviolette and Hans Julian Morsches, all of whom have been determined by our Board of Directors to be “independent,” as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

•	Audited Financial Statements for the Years Ended December 31, 2018, 2017, and 2016

	•	Report of Independent Registered Public Accounting Firm dated March 28, 2019
	•	Consolidated Balance Sheets as at December 31, 2018, 2017 and 2016
	•	Consolidated Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016
	•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016
	•	Consolidated Statement of Stockholders’ Equity for the Years Ended December 31, 2018, 2017 and 2016
	•	Notes to the Consolidated Financial Statements

Item 19             Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)

(1)	Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed April 3, 2013.
(2)	Filed as an exhibit to this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XTRA-GOLD RESOURCES CORP.

/s/ James Longshore
By ____________________________________________
James Longshore
President and Chief Executive Officer

Date: March 28, 2019

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

(expressed in U.S. Dollars, except where noted)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Xtra-Gold Resources Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xtra-Gold Resources Corp. (the Company) as of December 31, 2018, 2017 and 2016 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, 2017 and 2016 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, 2017 and 2016 in conformity with accounting principles generally accepted in the United States of America.

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

Henderson, Nevada

March 28, 2019

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)

AS AT	December 31,	December 31,	December 31,
	2018	2017	2016
ASSETS
Current
Cash and cash equivalents	$2,564,125	$1,364,652	$913,562
Investment in trading securities, at fair value cost of $795,765 (December 31, 2017 - $530,829, December 31, 2016 - $511,672) (Note 4)	471,723	270,309	248,592
Receivables and other assets	72,171	35,423	190,227
Inventory	150,936	155,391	240,657
Total current assets	3,258,955	1,825,775	1,593,038

Restricted cash (Note 7)	296,322	246,322	221,322
Equipment (Note 5)	500,877	521,563	347,202
Mineral properties (Note 6)	734,422	734,422	734,422

TOTAL ASSETS	$4,790,576	$3,328,082	$2,895,984

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	$320,184	$237,256	$269,613
Warrant liability (Note 8)	115,793	1,000	1,000
Asset retirement obligation (Note 7)	188,228	205,201	216,000
Total current liabilities	624,205	443,457	486,613

Total liabilities	624,205	443,457	486,613
Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding 46,245,917 common shares (December 31, 2017 – 47,782,417 common shares, December 31, 2016 – 48,174,417 common shares)	46,246	47,782	48,174
Additional paid in capital	31,636,385	31,892,397	31,870,683
Accumulated deficit	(26,921,347)	(28,227,530)	(28,583,385)

Total Xtra-Gold Resources Corp. stockholders’ equity	4,761,284	3,712,649	3,335,472
Non-controlling interest	(594,913)	(828,024)	(926,101)

Total equity	4,166,371	2,884,625	2,409,371

TOTAL LIABILITIES AND EQUITY	$4,790,576	$3,328,082	$2,895, 984

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 13)
	“James Longshore”	“James Schweitzer”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2018	2017	2016

EXPENSES
Amortization	$138,304	$124,957	$139,323
Exploration	466,439	360,997	738,123
General and administrative	282,294	395,068	424,799

LOSS BEFORE OTHER ITEMS	(887,037)	(881,022)	(1,302,245)

OTHER ITEMS
Foreign exchange loss	(234,063)	(29,516)	(19,086)
Interest expense	—	(1,008)	(14,540)
Net (loss) gain on trading securities	(31,723)	43,551	31,612
Other income	15,896	9,006	8,989
Recovery of gold	2,791,014	1,312,921	828,559
Change in fair value warrant derivative liability	(114,793)	—	(1,000)

	2,426,331	1,334,954	834,534

Consolidated income (loss) for the year	1,539,294	453,932	(467,711)

Net gain attributable to non-controlling interest	(233,111)	(98,077)	(13,173)

Net income (loss) attributable to Xtra-Gold Resources Corp.	$1,306,183	$355,855	$(480,884)

Basic income (loss) attributable to common shareholders per common share	$0.03	$0.01	$(0.01)
Diluted income (loss) attributable to common shareholders per common share	$0.03	$0.01	$(0.01)

Basic weighted average number of common shares outstanding	47,089,027	47,948,596	47,256,630
Diluted weighted average number of common shares outstanding	49,405,027	51,339,216	47,256,630

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENT OF EQUITY
(Expressed in U.S. Dollars)

	Common Stock
			Additional		Non-
	Number		Paid in	Accumulated	Controlling
	of Shares	Amount	Capital	Deficit	Interest	Total

Balance, December 31, 2015	45,662,417	$45,662	$31,095,966	$(28,102,501)	$(939,274)	$2,099,853
Private placement	2,500,000	2,500	691,228	—	—	693,728
Stock-based compensation	—	—	104,519	—	—	104,519
Repurchase of shares	(396,000)	(396)	(69,378)	—	—	(69,774)
Stock option exercises	408,000	408	48,348	—	—	48,756
Loss for the year	—	—	—	(480,884)	13,173	(467,711)
Balance, December 31, 2016	48,174,417	48,174	31,870,683	(28,583,385)	(926,101)	2,409,371
Repurchase of shares	(554,000)	(554)	(99,685)	—	—	(100,239)
Stock option exercises	162,000	162	18,398	—	—	18,560
Stock-based compensation	—	—	103,001	—	—	103,001
Income for the year	—	—	—	355,855	98,077	453,932
Balance, December 31, 2017	47,782,417	47,782	31,892,397	(28,227,530)	(828,024)	2,884,625
Repurchase of shares	(1,536,500)	(1,536)	(289,449)	—	—	(290,985)
Stock-based compensation	—	—	33,437	—	—	33,437
Income for the year	—	—	—	1,306,183	233,111	1,539,294
Balance, December 31, 2018	46,245,917	$46,246	$31,636,385	$(26,921,347)	$(594,913)	$4,166,371

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the year	$1,539,294	$453,932	$(467,711)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	138,304	124,957	139,323
Change in asset retirement obligation	(16,973)	(10,799)	70,971
Stock-based compensation	33,437	103,001	104,519
Change in fair value warrant derivative liability	114,793	—	1,000
Unrealized foreign exchange loss (gain)	9,863	(25,799)	(12,405)
Purchase of trading securities	(556,385)	(169,035)	(253,554)
Proceeds on sale of trading securities	313,386	216,668	150,193
Net loss (gain) on sales of trading securities	31,723	(43,551)	(31,612)
Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	(36,748)	154,804	(158,591)
Decrease (increase) in inventory	4,455	85,266	(186,725)
Increase (decrease) in accounts payable and accrued liabilities	82,928	(32,357)	22,892

Net cash provided by (used in) operating activities	1,658,077	857,087	(621,700)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(117,619)	(299,318)	—
Net cash used in investing activities	(117,619)	(299,318)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Issuances of capital stock, net of financing costs	—	—	693,728
Proceeds from exercise of options	—	18,560	48,756
Repurchase of capital stock	(290,985)	(100,239)	(69,774)
Net cash (used in) provided by financing activities	(290,985)	(81,679)	672,710

Change in cash and cash equivalents and restricted cash during the year	1,249,473	476,090	51,010

Cash and cash equivalents and restricted cash, beginning of the year	1,610,974	1,134,884	1,083,874

Cash and cash equivalents and restricted cash, end of the year	$2,860,447	$1,610,974	$1,134,884

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

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

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. Although the Company has incurred a gain of $1,306,183 for the year ended December 31, 2018, it has an accumulated a deficit of $26,921,347. Results for the year ended December 31, 2018 are not necessarily indicative of future results. However, these losses raise substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At year ended December 31, 2018, the Company has working capital of $2,634,750. While sufficient to fund the required exploration programs for a period greater than 12 months, the Company does not have a demonstrably viable business to provide future funds. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2018, December 31, 2017 and December 31, 2016, cash and cash equivalents consisted of cash held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation. This cash has been recorded as restricted cash, a non-current asset.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of December 31, 2018, December 31, 2017, and December 31, 2016, the Company had not recorded any allowance for doubtful accounts.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company’s inventory consists of raw gold. Costs are determined using the first-in, first-out (“FIFO”) method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

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
December 31, 2018

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
December 31, 2018

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

Income (Loss) per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. To calculate diluted loss per share, the Company uses the treasury stock method and if converted method. As of December 31, 2018, there were 1,250,000 warrants (December 31, 2017 – 1,250,000, December 31, 2016 – 1,397,000) and 2,615,000 stock options (December 31, 2017 – 2,615,000, December 31, 2016 – 1,920,000). For the year ending December 31, 2018, the fully diluted weighted average shares outstanding would increase to 49,405,027 (December 31, 2017 – 51,339,216) from the basic weighted average shares outstanding of 47,089,027 (December 31, 2017 – 47,948,596). This increase did not change the income per share from the basic income per share number. In the year ended December 31, 2016, warrants and stock options outstanding have not been included in the fully diluted weighted average number of common shares outstanding as these were anti-dilutive.

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
December 31, 2018

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2018, 2017, and 2016, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$2,564,125	$2,564,125	$—	$—
Restricted cash	296,322	296,322	—	—
Investment in trading securities	471,723	471,723	—	—
Warrant liability	(115,793)	—	—	(115,793)
Total	$3,216,377	$3,332,170	$—	$(115,793)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2017	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$1,364,652	$1,364,652	$—	$—
Restricted cash	246,322	246,322	—	—
Investment in trading securities	270,309	270,309	—	—
Warrant liability	(1,000)	—	—	(1,000)
Total	$1,880,283	$1,881,283	$—	$(1,000)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2016	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$913,562	$913,562	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	248,592	248,592	—	—
Warrant liability	(1,000)	—	—	(1,000)
Total	$1,382,476	$1,383,476	$—	$(1,000)

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources. The fair value of the warrant liability is determined through the Black Scholes valuation model.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of December 31, 2018, the Company held $1,684,369 (December 31, 2017 - $737,523, December 31, 2016 - $694,941) in low risk money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

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

In November 2016, the FASB issued ASC Update No. 2016-18 (Topic 230) Statement of Cash Flows – Restricted Cash (a consensus of the FASB Emerging Issues Task Force). The amendments in this update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Current GAAP does not include specific guidance on the cash flow classification and presentation of changes in restricted cash. The updated guidance is effective for interim and annual periods beginning after December 15, 2017 and is required to be applied using a retrospective transition method to each period presented. The Company implemented this guidance effective January 1, 2018. Implementing this guidance did not have an impact on the Company’s statement of cash flows, as restricted cash, if any, has already been included in total cash and cash equivalents.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

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

On February 24, 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and the Company expects to adopt the guidance using the optional transition method provided in ASC Update No. 2018-11. The Company is continuing to evaluate the impact of the adoption of ASC Update No. 2016-02 on its results of operations. It is expected that assets and liabilities will increase based on the present value of remaining lease payments for leases in place at the adoption date; however, the impact is not expected to be significant to the Company’s financial position.

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

In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, to expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees and supersedes the guidance in Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. Under ASU 2018-07, equity-classified nonemployee share-based payment awards are measured at the grant date fair value on the grant date. The probability of satisfying performance conditions must be considered for equity-classified nonemployee share-based payment awards with such conditions. ASU 2018-07 iseffective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company's Consolidated Financial Statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

4.	INVESTMENTS IN TRADING SECURITIES

At December 31, 2018, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of December 31, 2018, the fair value of trading securities was $795,765 (December 31, 2017 – $530,829, December 31, 2016 – $511,672).

	December 31, 2018	December 31, 2017	December 31, 2016
Investments in trading securities at cost	$795,765	$530,829	$511,672
Unrealized losses	(324,042)	(260,520)	(263,080)
Investments in trading securities at fair market value	$471,723	$270,309	$248,592

5.	EQUIPMENT

		December 31, 2018
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$—	$—	$—
Computer equipment	—	—	—
Exploration equipment	1,758,619	1,366,087	392,532
Vehicles	456,784	348,439	108,345
	$2,215,403	$1,714,526	$500,877

The company expensed $138,304 for amortization in 2018.

		December 31, 2017
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,738,849	1,255,906	482,943
Vehicles	358,936	320,316	38,620
	$2,126,417	$1,604,854	$521,563

The company expensed $124,957 for amortization in 2017.

		December 31, 2016
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	1,144,382	320,096
Vehicles	333,989	306,883	27,106
	$1,827,099	$1,479,897	$347,202

The company expensed $139,323 for amortization in 2016.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

6.	MINERAL PROPERTIES

	December 31,	December 31,	December 31,
	2018	2017	2016

Acquisition costs	$1,607,729	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133	8,133
Option payments received	(881,440)	(881,440)	(881,440)
Total	$734,422	$734,422	$734,422

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. The mining leases for the Kwabeng and Pameng Projects grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019. All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission. No additional information was requested or submitted in the year ended December 31, 2018. As these extensions generally take years for the regulatory review to be completed, the Company is not yet in receipt of the extension approval. However, until the Company receives the extension documents, the old lease remains in force under the mineral laws. The extension is in accordance with the terms of application and payment of fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

7.	ASSET RETIREMENT OBLIGATION

	December 31,	December 31,	December 31,
	2018	2017	2016

Balance, beginning of year	$205,201	$216,000	$145,029
Change in obligation	(16,973)	(10,799)	70,971
Accretion expense	—	—	—
Balance, end of year	$188,228	$205,201	$216,000

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $188,228 (2017 - $205,201, 2016 - $216,000). During 2018, 2017 and 2016, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash.

8.	CAPITAL STOCK Issuances of shares

The Company did not issue shares during the year ended December 31, 2018.

During the year ended December 31, 2017, the Company issued 162,000 shares at CAD$0.15 per share for proceeds of CAD$24,300 ($18,560) on exercise of stock options.

During the year ended December 31, 2016, the Company issued 2,500,000 units at CAD$0.40 per unit for proceeds of $693,728 net of costs. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full purchase warrant was convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. In August 2018, the maturity term on these warrants was extended to February 25, 2020 and the exercise price was maintained at CAD$0.50. The Company reported an expense of $11,147 related to the extension of the warrants, using the Black-Scholes valuation method. The Company also issued 147,000 finders warrants with this financing. Each finders warrant was convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. The finder warrants expired unexercised.

During the year ended December 31, 2016, the Company issued 408,000 shares at CAD$0.15 per share for proceeds of $48,756 on exercise of stock options.

Cancellation of shares

During the year ended December 31, 2018, a total of 1,536,500 common shares were re-purchased for $290,985 and cancelled.

During the year ended December 31, 2017, a total of 554,000 common shares were re-purchased for $100,239 and cancelled.

During the year ended December 31, 2016, a total of 396,000 common shares were re-purchased for $69,774 and cancelled.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

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

At December 31, 2018, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

54,000	CAD$0.50	June 1, 2020
63,000	CDN$0.15	June 1, 2020
48,000	CDN$0.225	June 1, 2020
90,000	CDN$0.50	July 1, 2020
150,000	CDN$0.30	November 1, 2020
30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
108,000	CDN$0.15	June 10, 2021
125,000	CDN$0.65	July 25, 2021
125,000	CDN$0.27	July 1, 2022
382,000	CDN$0.15	December 31, 2022
690,000	CDN$0.30	July 1, 2023
250,000	CDN$0.20	October 8, 2025
400,000	CDN$0.40	May 5, 2026

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise	Options	Exercise
		Price		Price		Price
Outstanding, beginning of year	2,615,000	$ 0.23	1,920,000	$ 0.23	2,235,000	$ 0.16
Granted	—	—	965,000	$ 0.24	525,000	$ 0.36
Exercised	—	—	(162,000)	$ 0.12	(408,000)	$ 0.12
Cancelled/Expired	—	—	(108,000)	$ 0.36	(432,000)	$ 0.16
Outstanding, end of year	2,615,000	$ 0.23	2,615,000	$ 0.23	1,920,000	$ 0.23

Exercisable, end of year	2,615,500	$ 0.23	2,505,500	$ 0.23	1,920,000	$ 0.23

The aggregate intrinsic value for options vested and for total options as of December 31, 2018 is approximately $280,232 (December 31, 2017 - $22,041, December 31, 2016 - $57,059). The weighted average contractual term of stock options outstanding and exercisable as at December 31, 2018 is 5.0 years (December 31, 2017 – 6.0 years, December 31, 2016 – 5.6 years).

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

The fair value of stock options granted, vested, and modified during the year ended December 31, 2018 was $33,437, (December 31, 2017 was $103,001 and December 31, 2016 - $104,519) which has been included in general and administrative expense.

The following assumptions were used for the Black-Scholes valuation of stock options amended during the years ended December 31, 2018, 2017, and 2016:

	2018	2017	2016

Risk-free interest rate	1.75%	1.75%	1.52%
Expected life	1.8 to 2.6 years	2 to 7.5 years	2 to 7.5 years
Annualized volatility	73%	61% to 68%	61% to 68%
Dividend rate	—	—	—

During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30) . A further 80,000 options were granted to non-insiders at a price of $0.24 (CAD$0.30) . Consultants received 125,000 options priced at $0.21 (CAD$0.27) and 150,000 at $0.24 (CAD$0.30) . There were 400,000 option grants during 2016 to an insider of the Company at $0.31 (CAD$0.40) . A further 125,000 options were granted during 2016 to a consultant of the company at $0.50 (CAD$0.65).

Warrants

At December 31, 2018, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

1,250,000	CAD$0.50	February 25, 2020

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2018		2017		2016

Balance, beginning of period	1,250,000	CAD$ 0.50	1,397,000	CAD$0.65	—
Issued	—		—		1,397,000	CAD$0.65
Exercised	—		—		—
Expired	—		(147,000)	CAD$0.65	—
Balance, end of period	1,250,000	CAD$ 0.50	1,250,000	CAD$0.50	1,397,000	CAD$0.65

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

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712. In August 2017, the Company extended the term of the non-broker warrants until August 25, 2018 and decreased the strike price of the warrants to CAD$0.50. The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2017 of $17,112.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. In August 2017, a further charge was recognized when the non-broker warrants were extended and the strike price was changed. At December 31, 2017and December 31, 2016, the fair value adjustment was recognized in the consolidated statement of operations.

In August 2018, the Company extended the term of the warrants until February 25, 2020, leaving the strike price unchanged. The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2018 of $11,147. This value was recognized as an expense in the period incurred.

The fair value of the warrants estimated at December 31, 2018 using the Black-Scholes Options Pricing Model was $115,793. (December 31, 2017 - $1,000, December 31, 2016 - $1,000).

9.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018, December 31, 2017 and December 31, 2016, the Company entered into the following transactions with related parties:

	December 31,	December 31,	December 31,
	2018	2017	2016

Consulting fees paid or accrued to officers or their companies	$850,028	$610,821	$539,706
Directors’ fees	2,316	2,310	2,267

Stock option grants to officers and directors	—	610,000	400,000
Stock option grant price range	—	$0.24	$0.31

Of the total consulting fees noted above, $548,585 (December 31, 2017 - $318,456, December 31, 2016 - $256,319) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $274,292 (December 31, 2017 - $159,228, December 31, 2016 - $127,348) of this amount. As at December 31, 2018, $53,632 (December 31, 2017, $47,924, December 31, 2016 - $47,792) remains payable to this related company and $3,800 (December 31, 2017 - $5,000, December 31, 2016 - $5,000) remains payable to the related party for expenses earned for work on behalf of the Company.

During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30). A total of $75,502 was included in consulting fees related to these options.

In 2016, a total of 400,000 stock options were issued to an officer of the Company at a strike price of $0.31 per share. A total of $89,643 was included in consulting fees related to these options. In 2015, a total of 250,000 stock options were issued to directors of the Company at a strike price of $0.15 per share. A total of $18,175 was included in consulting fees related to these options.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31,	December 31,	December 31,
	2018	2017	2016

Cash paid during the period for:
Interest	$—	$1,008	$14,540
Income taxes	$—	$—	$—

There were no significant non-cash transactions during the years ended December 31, 2018, December 31, 2017, or December 31, 2016.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

11.	DEFERRED INCOME TAXES

On November 30, 2012, the Company changed its residency address from the USA to the British Virgin Islands. The Company has no presence/nexus within the United States of America, nor any of its States and therefore is not required to file Income/Franchise, etc. tax returns in the United States of America, nor any of its States. Therefore, no US Tax provision is required with this filing, based upon Management representations, as described.

12.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	December 31,	December 31,	December 31,
	2018	2017	2016

Cash and restricted cash:
Canada	$1,708,013	$815,526	$772,535
Ghana	1,152,434	795,448	362,349
Total cash and restricted cash	2,860,447	1,610,974	1,134,884
Capital assets
Canada	—	—	—
Ghana	1,235,299	1,255,985	1,081,624
Total capital assets	1,235,299	1,255,985	1,081,624
Total	$4,095,746	$2,866,959	$2,216,508

Net (loss) profit:
Canada	$(791,818)	$(526,836)	$(599,442)
Ghana	2,098,001	882,691	118,558
Total	$1,306,183	$355,855	$(480,884)

13.	CONTINGENCY AND COMMITMENTS

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

The Company is a party to two pending lawsuits. The first lawsuit claims mining activities of the Company are illegal and cause substantial environmental damage to the community. The second lawsuit claims that all leases issued to mining companies in Ghana violate the Ghana Constitution and are therefore illegal. The Company will defend itself in each of these lawsuits.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2018

14.	SUBSEQUENT EVENT NOTE

Subsequent to December 31, 2018, the Company announced that it intends to proceed with a share repurchase plan in 2019. Under the terms of the plan, which commences on February 13, 2019, the Company will be able to repurchase up to 4,000,000 shares.