Form 20-F/A
period 2018-12-31
XTRA-GOLD RESOURCES CORP
filed 2019-07-31
CIK 1288770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
[   ] Yes        [X] No

EXPLANATORY NOTE

This amended Form 20-F is being filed to amend the Annual Report on Form 20-F of Xtra-Gold Resources Corp. (the “Company” or “Xtra-Gold”) for the year ended December 31, 2018 in connection with a continuous disclosure review by the Ontario Securities

Commission. Additional quantity and grade information regarding the Company’s Kibi Gold Project located in Ghana, West Africa has been added at pages 17, 23, 30, 31 and 40. In addition, the term “NI 43-101 compliant” has been deleted from use within the document. No other changes or additions have been made to the original report which remains effective as of March 28, 2019.

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

Kibi Project. Our Kibi project is located on the Apapam concession and is our only material project. The Kibi project hosts the maiden Zone 2 – Zone 3 mineral resource estimate (October 26, 2012), including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). No mineral reserves have been established on the Kibi project.

The Zone 2 – Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other “Grantoid-hosted” gold deposits of Ghana, including Kinross Gold’s Chirano and Newmont Mining’s Subika deposits in the Sefwi gold belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

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

During 2018, in connection with our Kibi project, exploration activities focussed on the continued advancement of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area. A planned 4,000 metre resource expansion drilling program was initiated in February at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project; with a total of 26 diamond core boreholes totalling 3,414 metres completed by the Company’s in-house drilling crew by the end of the 2018 year. The maiden Zone 2 – Zone 3 mineral resource estimate outlined current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 grams per tonne (“g/t”) gold for 42,000 ounces of contained gold (October 26, 2012).

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
•

prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold -in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

•

a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company’s in-house operated drill rig; consisting of a combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area, including the completion of the South Ridge gold deposit resource expansion drilling program initiated in February 2018, and scout drilling of new grassroots gold targets across the Apapam concession.

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
Asamang
Moseaso
Muoso
Akrofufu
Old-Kwabeng Mine Prospect
Field Camp
Kwabeng
Boma
KWABENG CONCESSION
Awenase
Tumfa Old Mine
Tumfa
BANSO CONCESSION
Banso
Pameng
Akropong
KIBI GOLD DISCOVERY
PAMENG CONCESSION
Kibi Old Mine
KIBI
Adadientem
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

The Kibi project hosts the maiden Zone 2 – Zone 3 mineral resource estimate (October 26, 2012), including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). No mineral reserves have been identified on our Kibi project.

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
•

prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold -in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

•

a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company’s in-house operated drill rig; consisting of a combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area, including the completion of the South Ridge gold deposit resource expansion drilling program initiated in February 2018, and scout drilling of new grassroots gold targets across the Apapam concession.

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

•

Several areas of structural complexity were identified within our area of interest, including left and right - hand steps along the major fault corridors, intersections between D2 -D5 faults and intersections between D2 -D5 and D5 faults, particularly in the vicinity of intrusions.

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

•	Conduct a regional geochemical survey to verify the validity of identified target areas and conduct close - spaced soil geochemical sampling to guide exploration drilling in areas of positive results.

Note:

•	1 ppm = 1 gram per tonne (g/t) = 1,000 part per billion (ppb)

•	All gold results for our exploration programs are reported in parts per million gold (Au).

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

The assay results for the first 18 boreholes (2,272 m) of the South Ridge resource expansion drilling program completed from February 21 to September 30, 2018 were reported by the Company on August 8 and October 30, 2018 (#KBDD18257 - #KBDD18274), including the following highlights:

-

2.67 grams per tonne (“g/t”) gold over 37.78 metres (uncut), including 5.23 metres grading 13.53 g/t gold from a d own-hole depth of 52.22 metres in #KBDD18263; and 27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold from a down-hole depth of 21.0 metres in #KBDD18264 (i.e., #KBDD18263 - #264 Drill Fence); extending gold mineralization in the northwestern section of the zone approximately 60 metres down dip from previous drilling forming scope of current inferred mineral resource estimate (August 8, 2018 News Release);

-

15.0 metres grading 1.19 g/t gold, including 3.25 metres grading 2.99 g/t gold from a down-hole depth of 67.8 metres in #KBDD18269; extending gold mineralization approximately 100 metres downdip from previous drilling forming scope of current inferred mineral resource estimate (October 30, 2018 News Release); and

-	25.65 metres grading 1.4 g/t gold, including 3.14 g/t gold over 5.75 metres and 3.38 g/t gold over 3.15 metres from a down - hole depth of 12.0 metres in #KBDD18270 (October 30, 2018 News Release).

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

The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 grams per tonne (“g/t”) gold for 42,000 ounces of contained gold. The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden mineral resource estimate (October 26, 2012) on the Company’s Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 – Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other “Grantoid-hosted” gold deposits of Ghana, including Kinross Gold’s Chirano and Newmont Mining’s

Subika deposits in the Sefwi gold belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com..

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

Future Exploration Plans

2019 Proposed Exploration Program

As at the date of this annual report, during 2019, we plan to conduct:

•	follow-up trenching of Zone 2 – Zone 3 early stage gold shoots / discoveries to guide future mineral resource expansion drilling efforts;
•	prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold -in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and
•	a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company’s in-house operated drill rig; consisting of a combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area, including the completion of the South Ridge gold deposit resource expansion drilling program initiated in February 2018, and scout drilling of new grassroots gold targets across the Apapam concession.

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

Mineral Resources and Reserves

No mineral reserves have been identified on our Kibi project. The Kibi project hosts the maiden Zone 2 – Zone 3 mineral resource estimate (October 26, 2012), including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off).

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

The results of the Bomaa scout drilling / channel sampling program were reported by the Company on January 25, 2018; including the following highlights:

-

18.5 m grading 2.04 grams per tonne (“g/t”) gold, including 5.22 g/t gold over 5.0 m, from 4.5 m down-hole in #BADD17003; 6.5 m grading 1.2 g/t gold, including 3.6 g/t gold over 1.0 m, from 46.05 m down -hole in #BADD17009; and 5.4 m grading 1.59 g/t gold, including 2.48 g/t gold over 2.2 m, from 28.5 m down -hole in #BADD17016; and

-

saw-cut channel sample composite grading 4.23 g/t gold over 12.0 m, including 9.14 g/t gold over 2.2 m in sample string #RSBA004 (stripped outcrop); and saw-cut channel sample #CSBA006 grading 25.0 g/t gold over 0.9 m (trench #TBA002).

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

Pameng Mining Lease

The Pameng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Pameng mining lease covers a lease area of 40.51 square kilometers and has a 30 year term expiring on July 26, 2019. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials). See “Kibi Project – Apapam Mining Lease” for identical mining lease terms for the Pameng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual rental fees payable in the amount of approximately $19 (GH¢32.80).

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

The assay results for the first 18 boreholes (2,272 m) of the South Ridge resource expansion drilling program completed from February 21 to September 30, 2018 were reported by the Company on August 8 and October 30, 2018 (#KBDD18257 - #KBDD18274), including the following highlights:

-

2.67 grams per tonne (“g/t”) gold over 37.78 metres (uncut), including 5.23 metres gradin g 13.53 g/t gold from a down-hole depth of 52.22 metres in #KBDD18263; and 27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold from a down-hole depth of 21.0 metres in #KBDD18264 (i.e., #KBDD18263 - #264 Drill Fence); extending gold mineralization in the northwestern section of the zone approximately 60 metres down dip from previous drilling forming scope of current inferred mineral resource estimate (August 8, 2018 News Release);

-

15.0 metres grading 1.19 g/t gold, including 3.25 metres grading 2.99 g/t gold from a down-hole depth of 67.8 metres in #KBDD18269; extending gold mineralization approximately 100 metres downdip from previous drilling forming scope of current inferred mineral resource estimate (October 30, 2018 News Release); and

-	25.65 metres grading 1.4 g/t gold, including 3.14 g/t gold over 5.75 metres and 3.38 g/t gold over 3.15 metres from a down - hole depth of 12.0 metres in #KBDD18270 (October 30, 2018 News Release).

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

The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 grams per tonne (“g/t”) gold for 42,000 ounces of contained gold. The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden mineral resource estimate (October 26, 2012) on the Company’s Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 – Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other “Grantoid-hosted” gold deposits of Ghana, including Kinross Gold’s Chirano and Newmont Mining’s

Subika deposits in the Sefwi gold belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com..

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

The results of the Bomaa scout drilling / channel sampling program were reported by the Company on January 25, 2018; including the following highlights:

-

18.5 m grading 2.04 grams per tonne (“g/t”) gold, including 5.22 g/t gold over 5.0 m, from 4.5 m down-hole in #BADD17003; 6.5 m grading 1.2 g/t gold, including 3.6 g/t gold over 1.0 m, from 46.05 m down-hole in #BADD17009; and 5.4 m grading 1.59 g/t gold, including 2.48 g/t gold over 2.2 m, from 28.5 m down -hole in #BADD17016; and

-

saw-cut channel sample composite grading 4.23 g/t gold over 12.0 m, including 9.14 g/t gold over 2.2 m in sample string #RSBA004 (stripped outcrop); and saw-cut channel sample #CSBA006 grading 25.0 g/t gold over 0.9 m (trench #TBA002).

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

The results of the Cobra Creek Gold Corridor Phase I drill program were reported by the Company on October 19, 2016; with 26 of the 43 boreholes yielding exploration significant auriferous drill intercepts, including the following highlights:

-

4.5 m grading 10.9 grams per tonne (“g/t”) gold, including 16.28 g/t gold over 2.9 m, and including 57.08 g/t gold over 0.6 m , from 7.1 m down-hole in #CCDD16020; 0.7 m grading 58.73 g/t gold from vertical depth of 27.6 m in #CCDD16024; and 5.5 m grading 6.57 g/t gold, including 11.7 g/t gold over 2 m, from surface in #CCDD16013 (High Grade Shoot); and

-

5.2 m grading 9.51 g/t gold, including 37.95 g/t gold over 1.1 m, and including 51.35 g/t gold over 0.6 m, from vertical depth of 1 m in #CCDD16015; and 1.5 m grading 48.1 g/t gold and 0.7 m grading 10.5 g/t gold from vertical depths of 1.5 m and 12 m respectively in #CCDD16022 (High Grade Shoot – NW Branch).

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

Mr. Laviolette is currently employed as Vice President for Palisade Global Investments. His responsibilities include market/portfolio analysis, appraising and vetting assets on a technical basis, providing valuation estimates, and reviewing corporate financial statements. In addition, Denis serves as President of Palisade Resources Corp and CEO of Goldspot Discoveries Inc. Mr. Laviolette was employed as a mining analyst with Pinetree Capital Ltd. (“Pinetree”) in Toronto since February 2014 to S e p t e m b e r 2 0 1 5 . His responsibilities at Pinetree include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing and summarizing technical reports on resources, feasibility and corporate financial statements.

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

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)	Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director	2018	-	-	-	-
	President and CEO	2018	- (2)	-	-	-
	Manager Director of Ghana	2018	392,752 (3)	-	-	392,752
	Operations
Denis Laviolette	Director	2018	-	-	-	-
Peter Minuk	Director	2018	2,316 (1)	-	-	2,316
	Secretary and Treasurer	2018	4,633 (1)	-	-	4,633
James H. Schweitzer	Director	2018	-	-	-	-
Yves P. Clement	Vice-President, Exploration	2018	114,194 (1)(2)	-	-	114,194
Victor Nkansa	Vice-President, Ghana Operations	2018	64,157 (2)(3)	-	-	64,157
	Chief Financial Officer	2018	-	-	-	-
Hans Julian Morsches	Director	2018	-	-	-	-

(1)	The compensation noted above under “Total Compensation” was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7721.

(2)	See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for consulting arrangements and/or consulting contracts with our company.

(3)	The compensation noted above under “Total Compensation” was paid in Ghanaian c e d i and was translated at the average exchange rate of C$1.00 = US$0.2068.

Stock Options Granted in 2018

During our fiscal year ended December 31, 2018, we did not grant stock options to senior management or directors. Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2018

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	3,430,855	8.4%	8.4%
Denis Laviolette (4)	common	-	0.3%	0.3%
Peter Minuk (5)	common	20,000	0.4%	0.4%
James H. Schweitzer (6)	common	250,000	0.8%	0.8%
Yves P. Clement (7)	common	-	1.2%	1.2%
Victor Nkansa (8)	common	-	0.2%	0.2%
Hans Julian Morsches (9)	common	150,000	0.6%	0.6%
Directors and Officers as a Group		3,825,855	12.0%	11.9%

(1)	Based on 46,245,917 common shares outstanding as at March 28, 2019 and as if all of the options held by directors and officers (1,982,000 as a group) were exercised converted to common shares.
(2)	Based on 46,245,917 common shares outstanding as at March 28, 2019 and as if only the vested options (1,982,000 as a group) and were exercised converted to common shares.

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

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
James Longshore	President , CEO and	63,000	CAD$0.15	June 1, 2020
	Director	382,000	CAD$0.15	December 31, 2022
	Manager Director of Ghana	162,000	CAD$0.30	July 1, 2023
	Operations
Denis Laviolette	Director	125,000	CAD$0.20	October 8, 2025
		40,000	CAD$0.30	July 1, 2026
Peter Minuk	Secretary and Treasurer and	42,000	CAD$0.50	June 1, 2020
	Director	150,000	CAD$0.30	July 1, 2023
James H. Schweitzer	Director	108,000	CAD$0.15	June 10, 2021
		40,000	CAD$0.30	July 1, 2023
Yves P. Clement	Vice-President, Exploration	100,000	CAD$0.225	March 1, 2021
		400,000	CAD$0.40	May 5, 2026
		100,000	CAD$0.30	July 1, 2023
Victor Nkansa	Vice-President, Ghana	12,000	CAD$0.50	June 1, 2020
	Operations	15,000	CAD$0.50	March 1, 2021
		78,000	CAD$0.30	July 1, 2023
Hans Julian Morsches	Director	125,000	CAD$0.20	October 8, 2025
		40,000	CAD$0.30	July 1, 2023

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

Information Reporting and Backup Withholding Tax

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (under current law), if a U.S. Holder:

•	fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W -9);

•	is notified by the IRS that such U.S. Holder has previously failed to properly report interest and dividend income; or

•

fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, and that such U.S. Holder is a U .S. person.

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

Date:      March 28, 2019