Form 20-F
period 2019-12-31
XTRA-GOLD RESOURCES CORP
filed 2020-03-27
CIK 1288770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

Commission file number: 333-183376

Xtra-Gold Resources Corp.
(Exact name of Registrant as specified in its charter)

not applicable

(Translation of Registrant's name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Monte Carlo #7, Paradise Island, Nassau, Bahamas

(Address of principal executive offices)

James Longshore, 416-628-2881 (telephone), 416-981-3055 (facsimile), Shirley Street Plaza, Suite 2150, PO Box AP 59217

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

Common shares

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Outstanding at December 31, 2019
Common shares	45,844,117

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
[X] Yes    [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer:  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[X]	International Financial Reporting as issued by the International Accounting Standards Board	[ ]	Other	[ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[  ] Item 17  [  ]  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[  ] Yes     [X] No

GENERAL MATTERS

Use of Names

In this annual report filed on Form 20-F, the terms "Xtra-Gold", "Company", "we", and "our" refers to Xtra-Gold Resources Corp., a British Virgin Islands company, and our wholly-owned subsidiaries, Xtra-Gold Exploration Limited and Xtra Oil & Gas (Ghana) Limited and our 90% owned subsidiary, Xtra-Gold Mining Limited.

Currency

Unless otherwise specified, all dollar amounts in this annual report are expressed in United States dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report, including all exhibits hereto, contains forward-looking statements and forward-looking information.  Forward-looking statements are with reference to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts.  Words such as "anticipates", "expects", "intends", "plans", "forecasts", "projects", "budgets", "believes", "seeks", "estimates", "could", "might", "should", and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements.  These statements include comments regarding the establishment and estimates of mineral reserves and mineral resources, production, production commencement dates, productions costs, cash operating costs per ounce, total cash costs per ounce, grade, processing capacity, potential mine life, feasibility studies, development costs, capital and operating expenditures, exploration, the closing of certain transactions including acquisitions and offerings.  All statements, other than statements of historical facts, included in this annual report, our other filings with the SEC and Canadian securities commissions and in news releases and public statements made by our officers, directors or representatives of our company, that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements and forward-looking information.

The following, in addition to the factors described elsewhere in this annual report under "Risk Factors", are among the factors that could cause actual results to differ materially from the forward-looking statements:

● our ability to continue as a going concern

● unexpected changes in business and economic conditions;

● significant increases or decreases in gold prices;

● changes in interest rates and currency exchange rates;

● unanticipated grade changes;

● changes in metallurgy;

● access and availability of materials, equipment, supplies, labor and supervision, power and water;

● determination of mineral resources and mineral reserves;

● availability of drill rigs; changes in project parameters;

● costs and timing of development of new mineral reserves; results of current and future exploration activities;

● results of pending and future feasibility studies; joint venture relationships;

● political or economic instability, either globally or in the countries in which we operate;

● local and community impacts and issues;

● timing of receipt of government approvals; accidents and labor disputes; environmental costs and risks; and

● competitive factors, including competition for property acquisitions; and availability of capital at reasonable rates or at all.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

The reserve and resource estimates in this Annual Report have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Annual Report have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource information contained in this Annual Report may not be comparable to similar information disclosed by United States companies.  In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserve".  Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by United States standards in documents filed with the SEC.  United States investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource" exists, is economically or legally mineable, or will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre- feasibility studies except in rare cases.  Disclosure of the amount of minerals contained in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

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

Item 3 Key Information

A. Selected Financial Data

The following financial information has been extracted from our consolidated financial statements for the years indicated and is expressed in United States dollars.  Our consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").  The historical data included below and elsewhere in this annual report is not necessarily indicative of our future performance.  The financial information should be read in conjunction with our consolidated financial statements and related notes included in this annual report and "Item 5. Operating and Financial Review and Prospects - A. Operating Results and B. Liquidity and Capital Resources" of this annual report.

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2019	2018	2017	2016	2015
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated gain (loss) and comprehensive loss for the period	2,388,347	1,539,294	453,932	(467,711)	(391,723)
Net loss (gain) and comprehensive loss (gain) attributable to non-controlling interest	(140,390)	(233,111)	(98,077)	(13,173)	(35,642)
Net gain (loss) and comprehensive loss attributable to Xtra-Gold Resources Corp.	2,247,957	1,306,183	355,855	(480,884)	(427,365)
Basic and diluted gain (loss) attributable to common shareholders per common share	0.05	0.03	0.01	(0.01)	(0.01)
Total current assets	5,438,858	3,258,955	1,825,755	1,593,038	1,049,334
Total assets	6,875,325	4,790,576	3,328,082	2,895,984	2,491,603
Total current liabilities	443,540	624,205	443,457	486,613	391,750
Total liabilities	443,540	624,205	443,457	486,613	391,750
Working capital	4,995,317	2,634,750	1,382,318	1,106,425	657,584
Capital stock	45,844	46,246	47,782	48,174	45,622
Total equity	6,431,785	4,166,371	2,884,625	2,409,371	2,099,853
Total Xtra-Gold Resources Corp. stockholders' equity	6,886,308	4,761,284	3,712,649	3,335,472	3,039,127
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,095,232	47,089,027	47,948,596	47,256,630	45,721,507
Diluted weighted average number of common shares outstanding	49,589,430	49,405,027	51,339,216	47,256,630	45,721,507

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

Risks Associated with our Company and our Operations

Our company is currently in the exploration stage with respect to all our projects. The chance of ever reaching the production stage at our projects is uncertain. Our company cannot predict whether we will successfully effectuate our company's current business plan.

If our company does not obtain new financings, commencing from 2020, the amount of funds available to our company to pursue any further exploration activities at our projects could be reduced and our company's plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project.  Commencing from 2020, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects.  Any impairment in our company's ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company's plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2020 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2020, our company may need to explore various financing alternatives to meet our projected costs and expenses.  Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all.  Additionally, if the actual costs to execute our company's business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing.  The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company's ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company.  As of December 31, 2019, our company had an accumulated deficit of $24,673,390.  It is anticipated that our company could experience an operating loss for fiscal 2020 until our company discovers economically mineable mineralized material and successfully develops a mine.  There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern.  Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of approximately $24,673,390 as of December 31, 2019.  These factors, among others, raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements.  Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.  We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts.  There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred.  If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

Our company's projects are in the exploration stage and may not result in the discovery of commercial bodies of mineralization which would result in our company discontinuing that project. Substantial expenditures are required to determine if a project has economically mineable mineralized material.

Our company's projects are all in the exploration stage.  Mineral exploration involves a high degree of risk and few properties which are explored are developed into producing mines.  The exploration efforts of our company on our projects may not result in the discovery of commercial bodies of mineralization which would require our company to discontinue that project.  Substantial expenditures are required to determine if a project has economically mineable mineralized material.  It could take several years to establish proven and probable mineral resources or reserves.  Due to these uncertainties, there can be no assurance that current and future exploration programs will result in the discovery of mineral resources or reserves.

Our company currently depends significantly on a limited number of projects.

Our company's activities are currently focused on our Kibi and Kwabeng projects.  Our company will as a consequence be exposed to some heightened degree of risk due to the lack of property diversification.  Adverse changes or developments affecting our Kibi or Kwabeng projects would have a material and adverse effect on our company's business, financial condition, results of operations and prospects.

Our company is subject to factors beyond our control which may impact our company's title in our projects.

Although our company has obtained title opinions with respect to all of our projects and has taken other reasonable measures to ensure proper title to these projects, there is no guarantee that title to any of our projects will not be challenged or impugned.  Third parties may have valid claims underlying portions of our company's interests.  Our projects may be subject to prior unregistered liens, agreements, transfers or claims and title may be affected by, among other things, undetected defects.  In addition, our company may be unable to operate our projects as permitted or to enforce its rights with respect to our projects.

Our company's activities are and will be subject to complex laws, significant government regulations and accounting standards that may delay or prevent operations at our projects and can adversely affect our company's operating costs, the timing of our company's operations, ability to operate and financial results.

Business, exploration activities and any future development activities and mining operations are and will be subject to extensive Ghanaian, United States, Canadian, British Virgin Islands and other foreign, federal, state, territorial and local laws and regulations and also exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, reporting and other matters, as well as accounting standards.  Compliance with these laws, regulations and standards or the imposition of new such requirements could adversely affect our company's operating and future development costs, the timing of our company's operations, ability to operate and financial results.  These laws and regulations governing various matters include:

● environmental protection;

● management of natural resources;

● exploration, development of mines, production and post-closure reclamation;

● export and import controls and restrictions;

● price controls;

● taxation;

● labor standards and occupational health and safety, including mine safety;

● historic and cultural preservation; and

● generally accepted accounting principles.

The costs associated with compliance with these laws and regulations may be substantial and possible future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our company's operations and delays in the development of our projects.  These laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our company's past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.  In addition, our company's failure to comply strictly with applicable laws, regulations and local practices relating to permitting applications or reporting requirements could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners.  Any such loss, reduction, expropriation or imposition of partners could have a materially adverse effect on our company's operations or business.

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

The development of all of our company's projects may be delayed due to delays in receiving regulatory permits and approvals, which could impede our company's ability to develop our projects which, absent raising additional capital, could cause it to curtail or discontinue development, if any.

If our company discovers economically mineable mineralized material, our company may experience delays in developing our projects.  The timing of development at our projects depends on many factors, some of which are beyond our control, including:

● taxation;

● the timely issuance of permits; and

● the acquisition of surface land and easement rights required to develop and operate our projects, (in particular, our company is required to acquire surface land through expropriation in connection with our mineral concessions).

These delays could increase development costs of our projects, affect our company's economic viability, or prevent our company from completing the development of our projects.

Our company's activities are subject to environmental laws and regulations that may increase our company's costs of doing business and may restrict our operations.

All of our company's exploration activities in Ghana are subject to regulation by governmental agencies under various environmental laws.  To the extent our company conducts exploration activities or undertakes new exploration or future mining activities in other foreign countries, our company will also be subject to environmental laws and regulations in those jurisdictions.  These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.  Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays and may cause material changes or delays in our company's intended activities.  Our company cannot assure our stockholders that future changes in environmental regulations will not adversely affect our company's business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our company's business, causing our company to re-evaluate those activities at that time.

In addition, our company may be exposed to potential environmental impacts during any full scale mining operation.  At such time of commencement of full scale mining, if ever, our company plans to negotiate posting of a reclamation bond to quantify the reclamation costs.  Our company anticipates that the dollar amount of reserves established for exposure to environmental liabilities will be $158,914, as to $120,343 for our Kwabeng project, $38,571 for our Banso and Muoso Projects, and zero for our Pameng project, as estimated by the Environmental Protection Agency of Ghana, however, our company is currently unable to predict the ultimate cost of compliance or the extent of liability risks.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount.  Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company's exploration activities and our financial condition.  At December 31, 2019, the company had accrued $158,914 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $296,322 posted as required by the Ghanaian government.

There may be instances where certain events occur that our company is not insured against.

Our company maintains insurance policies to protect itself against certain risks related to its operations.  This insurance is maintained in amounts that our company believes to be reasonable depending upon the circumstances surrounding each identified risk.  However, our company may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or for various other reasons; in other cases, insurance may not be available for certain risks.  Some concern always exists with respect to investments in parts of the world where civil unrest, war, nationalist movements, political violence or economic crisis are possible.  These countries may also pose heightened risks of expropriation of assets, business interruption, increased taxation and a unilateral modification of concessions and contracts.  Our company does not maintain insurance policies against political risk.  Occurrence of events for which our company is not insured could adversely affect our company's exploration activities and its financial condition.

Our company is subject to the potential of legal claims and the associated costs of defense and settlement.

Our company is subject to litigation risks.  All industries, including the mining industry, are subject to legal claims, with and without merit.  Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which our company is or may become subject could have a material effect on its financial position, results of operations or our company's project development operations.

Our company is subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

Our company's primary currency for operations is the United States dollar and, to a lesser extent, the "Cedi", the Ghanaian currency and the Canadian dollar.  Our company maintains most of its working capital in Canadian dollars.  Our company converts its Canadian funds to foreign currencies as certain payment obligations become due.  Accordingly, our company is subject to fluctuations in the rates of currency exchange between the United States dollar and these foreign currencies and these fluctuations, which are beyond our control, could materially affect our company's financial position and results of operations.  A significant portion of the operating costs of our projects are in Cedi.  Our company obtains services and materials and supplies from providers in West Africa.  The costs of goods and services could increase or decrease due to changes in the value of the United States dollar or the Cedi or other currencies.  Consequently, exploration and development of our projects could be costlier than anticipated.

Our company's business is impacted by any instability and fluctuations in global financial systems.

Any credit crisis and related instability in the global financial system, has had, and may continue to have, an impact on our company's business and our company's financial condition.  Our company may face significant challenges if conditions in the financial markets do not continue to improve.  Our company's ability to access the capital markets may be severely restricted at a time when our company wishes or needs to access such markets, which could have a materially adverse impact on our company's flexibility to react to changing economic and business conditions or carry on our operations.

Our company is subject to the effects that historically high inflation rate may have on its results.

Our company's mineral properties are located in Ghana, which has historically experienced relatively high rates of inflation.  High inflation rates in Ghana could cause the prices of materials obtained within Ghana to be slightly higher.  As our company maintains our funds in U.S. and/or Canadian currency, the effect due to Ghanaian currency fluctuations is minimal.

The Government of Ghana has the right to increase its current ownership interest of 10% in our company's subsidiary, Xtra-Gold Mining Limited ("XG Mining"), through which our company holds, among other things, its interest in our Kibi project and our other projects, for a consideration agreed upon by the parties or by arbitration and has a right of pre-emption to purchase all minerals produced by XG Mining. If the Government of Ghana were to exercise any of its rights, our company's results of operations in future periods could be adversely impacted.

The Government of Ghana is granted a 10% free carried interest in all mining operations and has no obligation to contribute to development or operating expenses.  The Government of Ghana currently has a 10% free carried interest in XG Mining, one of our Ghanaian subsidiaries that holds all of the mining leases securing our interest in all of the concessions where our projects are located.  The Government of Ghana also has:

● the right to acquire an additional interest in XG Mining for a price to be determined by agreement or arbitration;

● the right to acquire a special share (as defined in the Minerals and Mining Act, 2006 (Act 703), as amended by the Minerals and Mining Act, 2010 (Act 794) (the "Mining Act (Ghana)") in XG Mining at any time for such consideration as the Government of Ghana and XG Mining might agree; and

● a right of pre-emption to purchase all minerals raised, won or obtained in Ghana.

While our company is not aware of the Government of Ghana having ever exercised such right of pre-emption, our company cannot assure our stockholders that the Government of Ghana would not seek to exercise one or more of these rights which, if exercised, could have an adverse affect on our company's results of operations in future periods.  If the Government of Ghana should exercise its right to either acquire the additional interest in XG Mining or its right to acquire the special share, any profit that might otherwise be reported from XG Mining's operations would be proportionally reduced in the same percentage as the minority interest attributable to the Government of Ghana in that subsidiary would be increased.  If the Government of Ghana should exercise its right to purchase all gold and other minerals produced by XG Mining, the price it would pay may be lower than the price our company could sell the gold or other minerals for in transactions with third parties and it could result in a reduction in any revenues our company might otherwise report from XG Mining's operations.

Our company currently relies on the continued services of key executives, including the directors of our company and a small number of highly skilled and experienced executives and personnel. The loss of their services may delay our company's exploration activities or adversely affect our business and future operations.

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

If the loss of any of our company's key technical personnel occurs at any of our projects, our company may have difficulty finding qualified replacements.  Our company's inability to hire and retain the services of qualified persons for these positions in a timely manner could impede our company's exploration activities at any of our projects which would have a material adverse effect on our company's ability to conduct business.

Our company is subject to changes in political stability in West Africa.

Our company conducts exploration and development activities in Ghana, West Africa.  Our company's projects in Ghana may be subject to the effects of political changes, war and civil conflict, changes in government policy, lack of law enforcement and labor unrest and the creation of new laws.  These changes (which may include new or modified taxes or other government levies as well as other legislation) may impact the profitability and viability of our properties.  The effect of unrest and instability on political, social or economic conditions in Ghana could result in the impairment of exploration, development and mining operations.  Any such changes are beyond the control of our company and may adversely affect our business.

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

The marketability of our company's minerals may be influenced by various industry conditions.

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

The majority of our directors and officers are residents of countries other than the United States and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult or impossible for our shareholders to:

● effect service of process on our directors or officers, or

● enforce any United States judgment they receive against us or our officers or directors in a foreign court, or including judgments predicated upon the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether foreign courts would be competent to hear original actions brought in such foreign court against us or such persons predicated upon the securities laws of the United States or any state thereof.  Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against us or our officers and directors.  The foregoing risks also apply to those experts identified in this Annual Report that are not residents of the United States.

Risks Relating to our Common Shares

Broker-dealers may be discouraged from effecting transactions in our common shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a "penny stock".  Subject to certain exceptions, a penny stock generally includes any equity security not listed on a stock exchange that has a market price of less than $5.00 per share.  Our common shares have traded below $5.00 per share throughout its trading history.

A broker-dealer selling penny stock to anyone other than an established customer or "accredited investor", generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our common shares, which could severely limit the market liquidity of our common shares and impede the sale of our common shares in the secondary market.

The price of our common shares is likely to be highly volatile and possibly illiquid, which could cause the value of investments to decline.

The market price of our common shares may be highly volatile and possibly illiquid.  Our shareholders may not be able to resell their common shares following periods of volatility because of the market's adverse reaction to volatility.  Factors that could cause such volatility may include, among other things:

● actual or anticipated fluctuations in our quarterly operating results;

● large purchases or sales of our common shares;

● additions or departures of key personnel;

● investor perception of our company's business prospects;

● conditions or trends in other industry related companies;

● changes in the market valuations of publicly traded companies in general and other industry-related companies; and

● world-wide political, economic and financial conditions.

The markets for our common shares is limited.

There is currently only a limited trading market for our common shares.  Our common shares trade on the OTC Bulletin Board under the symbol "XTGRF" which is a limited market in comparison to the NASDAQ Global Market, the NYSE MKT LLC and other national securities exchanges.  Our securities are also listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "XTG".  The market for our securities on the TSX commenced in November 2010 and, to date, trading has been limited.  There is no assurance that the market for our common shares on the OTC Bulletin Board or TSX will develop into active trading markets.

In connection with future stock offerings, the value of our company's common shares may become diluted as more of our common shares are issued and outstanding.

Our company may undertake in the future additional offerings of our common shares or of securities convertible into our common shares.  The increase in the number of our common shares issued and outstanding and the possibility of sales of such common shares may depress the price of our common shares.  In addition, as a result of such additional common shares, the voting power of our company's existing shareholders will be diluted.

We are authorized to issue up to 250,000,000 of shares without prior shareholder consent which will be dilutive to our shareholders.

Xtra-Gold is authorized to issue up to 250,000,000 of common shares with a par value of $0.001 of a single class which may be issued by our Board of Directors without further action or approval of our shareholders.  While our Board of Directors is required to fulfill its fiduciary obligation in connection with the issuance of such shares, the shares may be issued in transaction with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interest of our company's shareholders.

We have never paid cash dividends on our common shares.

We have never paid dividends on our common shares and do not presently intend to pay cash dividends on our common shares. Any future decisions as to the payment of dividends will be at the discretion of our Board of Directors, subject to applicable law.

Risks Related to our Company Post Continuation

In November 2012, as a result of the adoption by our shareholders of certain resolutions, at a special meeting of shareholders held on November 16, 2012 and a plan of conversion (the "Plan of Conversion") under Chapter 92A of the Nevada Revised Statutes filed with the Nevada Secretary of State and the subsequent filing of a memorandum of association and articles of association (the "Memorandum and Articles") with the Registrar of Corporate Affairs in the British Virgin Islands (the "BVI"), both of which were filed on November 30, 2012, we changed the jurisdiction of incorporation of our company from Nevada to the BVI (the "Continuation").

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

Moreover, while we believe we have addressed the material U.S. federal income tax considerations as to the exchange of the shares of common stock of our company, as a Nevada company for shares of our company, as a BVI company pursuant to the Continuation, we cannot assure Holders that we have addressed the material U.S. federal income tax consequences to persons who may be subject to special provisions of the U.S. federal income tax law based on their individual circumstances.  Holders should review the discussion under "Material United Federal Tax Consequences" in its entirety, including the definitions of "U.S. Holder" and "Non-U.S. Holder" described therein.

Under the BVI Business Companies Act, 2004 (the "BVI Act"), the number of shareholder votes required to approve certain fundamental matters, including amendments to our articles and business combination transactions, may be less than under Nevada law with the result that these transactions may more easily be approved under the BVI Act than under Nevada law.

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

Pursuant to our Memorandum and Articles, our shareholders will have the right to dissent when we amend our articles to change any provisions restricting or constraining the issue, transfer or ownership of shares of that class.  Our shareholders will also have dissenters' rights when we propose to amend our articles to add, change or remove any restrictions on our business or businesses that we may carry on, merge (other than a vertical short-form merger with a wholly-owned subsidiary), continue to another jurisdiction, sell, lease or exchange all or substantially all of our property, or carry out a going private or squeeze-out transaction.  The exercise by shareholders of their dissent and appraisal rights when we attempt to complete any of these fundamental changes could impede our ability to make fundamental corporate changes or increase the cost to us of making these changes.

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

As a reporting issuer under Section 15(d) of the Exchange Act, we file more limited reports with the SEC than do companies who are registered under Section 12(g) of the Exchange Act. As we have elected "foreign private issuer" status following our Continuation into the BVI, our reporting obligations under U.S. securities laws is more limited than if we had remained a domestic issuer.  This lack of transparency may make it more difficult for investors in our securities to make informed investment decisions.

While we are subject to Section 15(d) of the Exchange Act, we do not have a class of securities registered under Section 12(g) of the Exchange Act.  Consequently, we file more limited reports with the SEC than do companies whose shares are registered under Section 12(g).  For example, as a company reporting under Section 15(d) of the Exchange Act, we are not subject to the SEC's proxy rules and our officers, directors and principal shareholders are not required to file reports under Section 16(a) of the Exchange Act, and such persons are not subject to the short-swing profit rules of Section 16(b) of the Exchange Act.

Following our Continuation into the BVI, we have qualified as a foreign private issuer under U.S. securities laws and we have elected foreign private issuer status.  While we will remain subject to limited reporting obligations under U.S. federal securities law, as a foreign private issuer:

  we are not required to file quarterly reports on Form 10-Q with the SEC; although since our securities are listed on the TSX we are a reporting issuer in Canada and subject to the rules of the Canadian securities administrators (the "CSA") which includes the applicable provincial securities commissions in the provinces of British Columbia, Alberta and Ontario, we will file quarterly reports containing unaudited interim financial statements and MD&A with the CSA via SEDAR (System for Electronic Delivery of Analysis and Retrieval) and, in accordance with SEC rules, post copies of such reports on our website;
  we are not required to file current reports on Form 8-K; although we are required to file current reports on Form 6-K but for less mandatory items than are required under Form 8-K, and since our securities are listed on the TSX and subject to the rules of the CSA, we will file material change reports with the CSA via SEDAR and, under SEC rules, post copies of such reports on our website;
  our officers, directors and principal shareholders are not subject to Section 16 of the Exchange Act, which otherwise requires them to file ownership reports with the SEC and subjects them to "short-swing" profit liability;
  we are not subject to the SEC's proxy rules; and
  we are not subject to the provisions of Regulation FD which is designed to prevent selective disclosure of material information.

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

Development of our Business During 2019

Exploration expense was incurred in 2019 as the company actively worked on its properties.

As at the date of this annual report, we have the following five projects all of which are in the exploration stage.

  Kibi Project.  Our Kibi project is located on the Apapam concession and is our only material project.  The Kibi project hosts the maiden Zone 2 - Zone 3 mineral resource estimate (October 26, 2012), including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 grams per tonne ("g/t") gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off).  No mineral reserves have been established on the Kibi project.

The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt.  The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company's profile on SEDAR at www.sedar.com.

During 2019, in connection with our Kibi project, exploration efforts were primarily geared towards the continued advancement of early stage gold shoots / showings within the Zone 2 - Zone 3 maiden mineral resource footprint area. A total of 32 diamond core boreholes totalling 3,553 metres were completed by the Company's in-house drilling crew during the 2019 year, including: 22 boreholes totalling 2,367 metres targeting resource expansion opportunities in the Zone 2 resource area; and 10 scout holes totalling 1,186 metres on the Akwadum South ("Zone 7") grassroots gold-in-soil anomaly target.

See "Kibi Project - Prior Exploration by Xtra-Gold" for exploration activities conducted by our company during the two years preceding the fiscal year.

The resource expansion drill program initiated in February 2018 was completed during the March 2019 quarter with 11 diamond core boreholes totalling 1,163 metres drilled from January 28 to April 1 at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project. A total of 37 boreholes encompassing 4,577 metres were completed during the 2018 - 2019 resource expansion drill program with the program designed to test an approximately 400 metre strike length of the South Ridge gold zone at a nominal 50 metre section spacing and to further define the litho-structural setting of the gold mineralization.

The assay results for the final 19 boreholes (2,305 metres) of the South Ridge mineral resource expansion drill program completed from October 24, 2018 to April 1, 2019 were reported by the Company on May 1, 2019, including the following highlights:

- 30.25 metres grading 1.5 grams per tonne ("g/t") gold, including 2.26 g/t gold over 8.5 metres and 2.56 g/t gold over 9.55 metres from a down-hole depth of 62.65 metres in #KBDD18278;

- 11.0 metres grading 3.3 g/t gold (uncut), including 5.96 g/t gold over 5.15 metres from a down-hole depth of 22.0 metres in #KBDD19287, 25 metres NW of previously reported high-grade #KBDD18264 intercept of 27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold (see the Company's news release of August 8, 2018);

- 15.0 metres grading 2.85 g/t gold, including 5.67 g/t gold over 6.0 metres and 8.5 metres grading 3.33 g/t gold, including 6.02 g/t gold over 4.5 metres from down-hole depths of 9.0 metres and 10.5 metres in #KBDD19293 and #KBDD19292 respectively, 25 metres and 50 metres up-dip from the high-grade #KBDD18264 intercept; and

- 7.5 metres grading 6.71 g/t gold (uncut), including 31.00 g/t gold over 1.5 metres from a down-hole depth of 1.5 metres on the zone's most northwesterly drill section.

The final phase of the resource expansion drill program (19 holes) included: a series of drill fences (12 holes) targeting the depth continuity of the southeastern 200 metre segment of the South Ridge gold zone at downdip depths extending from approximately 70 metres to 220 metres from surface; 4 infill holes to further test the high-grade gold mineralization intersected in holes #KBDD18263 / #KBDD18264 at 25 metre section spacing; and 3 holes targeting near surface mineralization at the northwestern extremity of the South Ridge gold zone, including 2 holes testing the shallow, up-dip extension of the previously reported #KBDD18264 high-grade gold mineralization (see the Company's news release of August 8, 2018).

The 2018 - 2019 South Ridge drilling data was outsourced to Goldspot Discoveries Inc. ("Goldspot") of Montreal, Canada for integration into an updated 3D geological model of the Zone 2 - Zone 3 mineral resource footprint area. The new 3D geological model was completed by Goldspot in late July 2019 with the detailed modelling geared towards the identification of prospective litho-structural gold settings to help guide upcoming resource expansion drilling efforts.

The South Ridge deposit consists of a northwest striking / northeast dipping quartz diorite-hosted gold mineralization body traced to date along an approximately 400 metre strike length and 230 metre downdip depth from surface. Gold mineralization is associated with quartz-albite-carbonate-sulphide vein arrays developed within the quartz diorite body.

The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 grams per tonne ("g/t") gold for 43,000 ounces of contained gold. The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden mineral resource estimate (October 26, 2012) on the Company's Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company's profile on SEDAR at www.sedar.com.

A target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area of the Kibi Gold Project was initiated in late September 2019; with a total of 11 diamond core boreholes totaling 1,204 metres completed by the Company's in-house drilling crew by the end of the 2019 year. The ongoing drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling.

The assay results for the initial 16 boreholes (1,643 metres) of the ongoing resource expansion target generation program completed from September 24, 2019 to January 27, 2020 were reported by the Company on February 26, 2020, including the following highlights:

- 49 metres grading 1.1 grams per tonne ("g/t") gold, including 1.42 g/t gold over 31.6 metres and 45.1 metres grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 metres from down-hole depths of 47 metres and 32 metres in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 metre spaced drill-fan patterns (Road Cut Zone);

- gold mineralization now traced over an approximately 110 metre strike length and to 90 metre vertical depth on the Road Cut Zone; with newly developing gold body lying within 65 metres of the southern margin (footwall) of the flagship Big Bend gold deposit; and

- step-out drilling successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit; including exploration significant drill intercepts of 1.5 metres grading 4.94 g/t gold and 6.2 metres grading 0.87 g/t gold in #KBDD19297 and #KBDD19303 respectively (South Ridge - SE Extension target).

The initial phase of the resource expansion target generation drill program focussed primarily on the Road Cut Zone and the South Ridge - SE Extension target with 8 holes (790.5 metres) and 4 holes (468 metres) on each target respectively. The Road Cut Zone was subjected to follow up drilling with North-South drill targeting based on recent detailed geological modelling work. The drilling (8 holes) tested the ENE-trending / steep northerly dipping Road Cut auriferous system over an approximately 100 metre strike length, including: three (3) south trending drill-fan patterns (-55o / -75o) at 25 metre spacing and two (2) northerly trending boreholes (scissor-pattern) designed to further define the geometry / attitude of the host diorite body and of the gold-bearing vein system.

To date gold mineralization has been traced over an approximately 110 metre strike length and to a 90 metre vertical depth on the Road Cut Zone; with the newly developing gold body lying within 65 metres of the southern margin (footwall) of the Kibi Gold Project's flagship Big Bend gold deposit. The Road Cut auriferous vein system is emplaced in a parallel diorite body exhibiting a similar NW to ENE flexure in strike-geometry has the flexure appearing to control the Big Bend deposit gold mineralization.  The Big Bend deposit has a current indicated mineral resource of 213,000 ounces of gold (2.72 million tonnes at an average grade of 2.44 g/t gold) and an additional inferred mineral resource of 27,000 ounces of gold (0.52 million tonnes at an average grade of 1.6 g/t gold).

Step-out drilling (4 holes) successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit (i.e., South Ridge - SE Extension target). Of exploration significance are typical Kibi-type granitoid hosted gold mineralization intercepts produced by a drill-fan pattern (-60o / -80o) collared approximately 200 metres southeast of the South Ridge resource body, including: 5.2 metres grading 0.41 g/t gold from a down-hole depth of 62.8 metres in the upper #KBDD19302 hole; and 6.2 metres grading 0.87 g/t gold from a down-hole depth of 73 metres in the lower #KBDD19303 hole, approximately 25 metres down dip from the #KBDD19302 intercept.

Exploration efforts on the Kibi Gold Project during the 2019 year also included a scout drilling program on the high-priority Akwadum South ("Zone 7") gold-in-soil anomaly located at the southeastern extremity of the Apapam concession; with the first pass drilling program forming part of an ongoing exploration initiative geared towards the continued advancement of grassroots gold targets across the Apapam concession. A total of 10 boreholes (1,186 metres) ranging in depth from 73 metres to 190 metres were completed by the company's in-house drilling crew from late May to mid-September 2019. The scout drilling program was designed to test an approximately 1,000 metre strike-length of the Akwadum South gold target and to further define the litho-structural setting of the gold mineralization.  Final compilation of the geological and assay result data is currently ongoing.

The Akwadum South target is characterized by an approximately 1,200 metres long by 100 metres to 400 metres wide, NE-trending gold-in-soil anomaly spatially associated with a volcaniclastic rock package exhibiting widespread silica alteration, quartz veining and sulphide mineralization. Of the 157 soil geochemistry samples collected from the Akwadum South gold-in-soil trend: 11 yielded less than 25 parts per billion ("ppb") gold; 89 returned gold values from 25 ppb to 100 ppb; 50 between 100 ppb to 300 ppb gold; and 7 samples yielded values over 300 ppb gold, including maximum gold values of 444 ppb and 725 ppb.

In early September 2019, also in relation to our Kibi Gold Project, Tect Geological Consulting of West Somerset, South Africa ("Tect") conducted a structural analysis / interpretation of the Cobra Creek gold zone located at the northeast extremity of the Apapam concession. The study encompassing structural mapping and drill core observations, in combination with compilation of existing surface sampling and geophysical data, was designed to further define the structural controls of the gold mineralization and provide high-priority exploration  targets to help guide future drilling campaigns on the Cobra Creek gold zone. The Company received the final product of the Tect structural study in late September, including a generative exploration model for the Cobra Creek project, and study result compilation is currently ongoing.

Xtra-Gold completed 2,639 metres of drilling comprised of 43 diamond core holes on the Cobra Creek gold zone in 2016.  Initial drilling efforts yielded some very exploration significant high-grade mineralized intercepts, including highlights of 4.5 metres grading 10.9 g/t gold and 5.2 metres grading 9.51 g/t gold (see the Company's news release of October 19, 2016).

In mid-May 2019, Xtra-Gold engaged Goldspot Discoveries Inc. ("Goldspot") of Montreal, Canada to undertake a multifaceted target generation study, including: 3D Geological Modeling of the Zone 2 - Zone 3 maiden mineral resource footprint area on the Kibi gold project; and Traditional Targeting encompassing geophysical / structural / geochemistry datasets and Machine Learning Targeting (i.e., Artificial Intelligence) covering all five (5) of the company's Kibi Gold Belt concessions. The Company received the final product of the Goldspot study in late July and study result compilation is currently ongoing.

As at the date of this annual report, during 2020, we plan to conduct:

● follow-up trenching of Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company's in-house operated drill rig; consisting of a combination of follow up drilling of early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) within the Zone 2 - Zone 3 maiden mineral resource footprint area and testing of prospective litho-structural gold settings identified by recently completed 3D geological modelling; and scout drilling of new grassroots gold targets across the Apapam concession.

  Kwabeng Project.  Our Kwabeng project is located on the Kwabeng concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Kwabeng project was limited to to the Goldspot target generation study.

See "Kwabeng Project - Prior Exploration by Xtra-Gold" for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2020, we plan to conduct:

● ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

●      the continuation of placer gold recovery operations at this project (commenced in March 2013).

  Pameng Project.  Our Pameng project is located on the Pameng concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Pameng project was limited to to the Goldspot target generation study.

As of the date of this annual report, during 2020, we plan to conduct an exploration program consisting of:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets.

  Banso Project.  Our Banso project is located on the Banso concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Banso project was limited to to the Goldspot target generation study.

We did not conduct any exploration work on the Banso project during the two years preceding the fiscal year

As of the date of this annual report, during 2020, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

  Muoso Project.  Our Muoso project is located on the Muoso concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Muoso project was limited to to the Goldspot target generation study.

We did not conduct any exploration work on the Muoso project during the two years preceding the fiscal year.

As of the date of this annual report, during 2020, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

As at the date of this annual report, we have estimated $200,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects in 2020. We estimate a cost of $300,000 to complete a 6,000 metre drill program at Kibi in 2020.

Gold Recovery Operations.  We continued with placer gold recovery operations at our Kwabeng Banso and Muoso projects during the fiscal year.  We recovered 3,396 ounces of raw placer gold (Kwabeng - 1,803 ounces, Banso - 850 ounces, and Muoso - 743 ounces) and sold 2,945 ounces of fine gold for net proceeds of $1,878,198.  As at the date of this annual report, during 2020, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2019, from all properties, amounted to $18,414,639.

As of the date of this annual report, we have:

● have achieved a series of losses since inception, although we reported a profit in 2019 and 2018;

● have minimal operations, and

● relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years.  We purchased a trommel in 2019. We purchased a generator and three pickup trucks in 2018.  We purchased an exploration drill and a new pickup truck in 2017.

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
Ankaasa
Asamama
Moseaso
Muoso
Akrofufu
Ankaasa Gold Trend
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

The Kibi project hosts the maiden Zone 2 - Zone 3 mineral resource estimate (October 26, 2012), including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 grams per tonne ("g/t") gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company's profile on SEDAR at www.sedar.com.  No mineral reserves have been established on the Kibi project.

We have the following lode gold exploration activities planned for 2020:

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 2 - Zone 3 early stage gold shoots / discoveries to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 ● a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company's in-house operated drill rig; consisting of a combination of follow up drilling of early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) within the Zone 2 - Zone 3 maiden mineral resource footprint area and testing of prospective litho-structural gold settings identified by recently completed 3D geological modelling; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $200,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

Title to Properties

The 30-year mining leases on our Kwabeng and Pameng concessions expired on July 26, 2019.  The Company has applied to Minerals Commission for a renewal extension for the Kwabeng and Pameng mining leases and has submitted all the required documentation to renew and extend these leases for a further 15 years.

We are also renewing our Apapam concession, which expired on December 17, 2015.  All required documentation has been filed for a 15 year renewal extension.  We hold a 14-year mining lease on our Banso concession expiring on January 5, 2025 and a 13-year mining lease on our Muoso concession expiring on January 5, 2024.

Recovery of Placer Gold

In July 2010, we entered into agreements with independent Ghanaian contract miners to recover placer gold and produce the mineralized material from our Kibi and Pameng projects and an agreement with Ravenclaw Mining Limited (see footnote 8 following the compensation table under "Compensation - Directors and Senior Management Compensation Table"), to assist in overseeing the contract miners to limit our involvement in the placer gold recovery operations from July 2010 through December 2011 and enable our company to focus on lode gold exploration activities (see "Business Overview - Gold Recovery Operations" for further details).

During 2010 through 2012, we did not conduct any placer gold recovery operations at our Kwabeng project. From 2013 to 2019, we conducted placer gold recovery operations at our Kwabeng project, while adding placer gold recovery operations at Banso and Muoso in 2015.

VTEM Survey

In 2011, an airborne Versatile Time-domain Electromagnetic ("VTEM"), Magnetic and Radiometric survey (the "VTEM survey") was completed by our company on our projects which are all located in the Kibi Gold Belt and encompassed approximately 4,000 line-kilometers at 200 meter line spacing, with approximately 490 line-kilometers of detail 100 meter line spacing coverage over our core Kibi project mining lease area.  The VTEM system is renowned for its superior penetration depth of greater than 400 meters, low base frequency for enhanced penetration in conductive ground cover and high spatial resolution which permits the spotting of drill targets directly off the airborne anomalies.  The primary purpose of the VTEM survey was to delineate auriferous graphitic or sulphidic shears but resistivity-depth data may also help further define and/or identify the granitoid bodies hosting the Kibi project mineralization  In addition to helping map lithological contacts, including the gold prospective granitoid bodies, the aeromagnetic survey will permit the detection of low-magnetic domains possibly reflecting demagnetization resulting from intense gold-related hydrothermal alteration.  The radiometric survey may also help further define and/or identify the gold-hosting granitoid bodies.

The VTEM data was incorporated into the geological compilation following our receipt of the final survey interpretation data from Geotech Airborne Limited (see "Technical Reports - Interpretation Report of VTEM Survey" below for further details).  This integrated survey, in combination with previous soil geochemistry and reconnaissance geology surveys will help further delineate known gold occurrences outside Zone 2 of the Kibi project, and evaluate the remainder of the Apapam mining lease area for the hosting of granitoid-hosted and Ashanti style shear zone gold mineralization.  Similarly, the VTEM survey will help further define the extent and regional controls of the gold-bearing structures discovered to date by scout trenching on the Ankaase Gold Trend, located on the Muoso concession, and Banso Area No. 3 gold-in-soil anomalies; with the objective of guiding follow-up trenching designed to outline high priority, cost effective drill targets.

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

Objectives and Overview

• to review geological mapping to date and to provide on ground structural geological guidance; and

• to conduct structural geological investigations of key exposures and drill core at Zone 2 with a focus on understanding:

 ● the 3D geometry of diorite dykes;

 ● structural controls on the distribution of gold mineralization (including ore plunge); and

 ● kinematics of shear/fault zones and their influence on the distribution of gold mineralization.

SRK Consulting (Canada) Inc. Conclusions

 ● The distribution of gold mineralization in the Big Bend zone is controlled by two NNE-trending shear zones that bound the auriferous zone in a quartz diorite.

 ● Auriferous quartz veins in the Big Bend zone comprise:

 ● shear and extensional veins related to the development of NNE-trending shear zones; and

 ● stockwork veins in a particular portion of the quartz diorite.

 ● Vein geometry, rare kinematic indicators and steeply plunging mineral lineation imply that deformation associated with gold mineralization in the Big Bend zone resulted from a protracted episode of reverse SE over NW movement.

 ● The controls on gold mineralization at the South zone and other zones are not well understood and require further oriented core drilling followed by structural geology investigations.

SRK Consulting (Canada) Inc. Recommendations

Big Bend Zone

 ● complete infill drilling at the Big Bend zone to confirm gold grade continuity in preparation for resource estimation;

 ● conduct detailed petrography studies to identify compositional variations in the quartz diorite and verify their potential control on the distribution of gold mineralization;

 ● include structural contours of auriferous diorite contacts on geological maps to investigate the relationship between the geometry of the auriferous portion of the diorite body and the distribution of gold mineralization; and

 ● define the continuation of (auriferous) shear zones to the north and south of the Big Bend diorite.

South Zone and Other Zones (including the Mashroom Zone)

 ● undertake further oriented core drilling to verify the extent and potential presence of shear zones at the South zone (drill orientations to SW and SE); and

 ● determine the shear zone kinematics and controls on gold distribution.

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

SRK Consulting (Canada) Inc. Conclusions

 ● A fault network was interpreted and subdivided in terms of age.  The fault network comprises dominant southwest- northeast-trending faults, subparallel to the dominant trend observed in the form lines that include early reactivated DE extensional faults.  These faults are interpreted to have developed (or reactivated) during the Eburnean Orogeny (D2 -D5 ) and are believed to be closely linked to gold mineralization.

 ● Two types of intrusions (belt and basin type granitoids) were identified in our area of interest, both of which were emplaced before the culmination of the Eburnean Orogeny (D5 ) and therefore are overprinted by D5 deformation.

 ● A late (D6 ) fault set is represented by east-west-rending faults that are linked by minor northwest-southeast- trending faults.  These are characterized by narrow, linear breaks in the magnetic data often with little to no visible offset in the magnetic stratigraphy.  These late faults are interpreted to have resulted from northeast-southwest compression that may have occurred at the final stages of the Eburnean Orogeny or post-dated the Eburnean Orogeny.

 ● Several areas of structural complexity were identified within our area of interest, including left and right- hand steps along the major fault corridors, intersections between D2 -D5 faults and intersections between D2 -D5 and D5 faults, particularly in the vicinity of intrusions.

SRK Consulting (Canada) Inc. Recommendations

 ● Regional ground-truthing of the regional structural interpretation should be conducted.  This should aim to not only identify whether a given fault is present, but also characterize each fault in terms of:

 ● fault products (including the brittle/brittle-ductile/ductile nature of the fault);

 ● orientation of associated foliations and lineations if present;

 ● kinematics; and

 ● alteration or gold mineralization present.

 ● A confidence rating should be compiled for each interpreted fault identified as part of this interpretation.  This may include using existing geological mapping, satellite imagery, other geophysical datasets, or ground-truthing to produce a confidence rating based on the number of datasets, a given fault is identified in, or based on the resolution of datasets a given interpreted fault is based on.

 ● Regional ground-truthing of the regional lithological interpretation should be conducted.  This should focus on the location of the boundary between the basin and belt assemblages, as well as better defining the internal variation within both these assemblages, including their known relationships with gold mineralization.

 ● Conduct a regional geochemical survey to verify the validity of identified target areas and conduct close- spaced soil geochemical sampling to guide exploration drilling in areas of positive results.

Note:

● 1 gram per tonne (g/t) = 1 part per million (ppm) = 1,000 parts per billion (ppb)

● All gold results for our exploration programs are reported in g/t gold (Au) unless otherwise indicated

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

Our Kibi project land position also encompasses the following two land staking applications:

 ● the Akim Apapam concession is a reconnaissance license contiguous to the southwest extremity of our Kibi project covering an area of 7.0 square kilometers (700 hectares); and

 ● the Apapam concession extension is a ground extension along the northwest boundary of our Kibi project covering an area of 1.42 square kilometers (142 hectares).

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

The Apapam concession contains two small scale mining licenses, comprising approximately 0.1012 square kilometers (10.12 hectares) located within the northwest portion of the concession which were granted to third parties before our company's application for the Apapam concession.  None of the in situ, lode gold mineralization occurrences, described in the October 31, 2012 independent National Instrument 43-101 technical report prepared by SEMS Exploration Services Ltd. are located within and/or proximal to these third party small scale mining licenses, and there is no current knowledge of any lode gold occurrences being present on these parcels.  No information is available on past and/or current alluvial gold mining activity on these small scale mining licenses.

Location and Access

Our Kibi project lies within the Kibi-Winneba greenstone belt in the Eastern Region of Ghana and is located on the eastern flank of the Atewa Range along the headwaters of the Birim River in the immediate vicinity of the district capital of Kibi, approximately 75 kilometers NNW of the nation's capital city of Accra.  Access to our Kibi project is by driving northwest from Accra on the paved Accra-Kumasi Trunk Road, the main national highway, for approximately 90 kilometers until the town of Kibi, marked by a road sign, is reached.  One would make a left hand turn at the Kibi sign and drive southwest for approximately 5 kilometers to arrive at our Apapam concession.  A tarred road emanating from the Accra-Kumasi Trunk Road, approximately 15 kilometers northeast of Kibi, dissects the north-central and south-eastern portions of our concession, while the tarred road servicing the town of Apapam provides access to the concession's south-western extremity.  Our Kibi project is located approximately 15 kilometers south-southeast from our field camp.

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

Prior Exploration by Xtra-Gold

2017 Exploration Program

Exploration activities on this project from January 1 to December 31, 2017, focussed on the continuation of the scout pitting program initiated in the December 2016 quarter; with the ongoing pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 58 scout pits, encompassing 226 channel samples, were manually excavated on the Akwadum South ("Zone 7") and Akwadum North ("Zone 8") gold-in-soil anomalies, and the Hillcrest Shear ("Zone 6") gold target, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Exploration work also included the rehabilitation / deepening of approximately 250 m of old scout trenching on the Hillcrest Shear and Akwadum South grassroots targets to permit detailed geological mapping and channel sampling (243 samples). Compilation of the geological and assay result data is in progress, and the scout pitting / trenching sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

2018 Exploration Program

Exploration activities on this project from January 1 to December 31, 2018, focussed on the continued advancement of early stage gold shoots / discoveries within the Zone 2 - Zone 3 maiden mineral resource footprint area. A planned 4,000 metre resource expansion drilling program was initiated in February at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project; with a total of 26 diamond core boreholes totalling 3,414 metres completed by the Company's in-house drilling crew by the end of the 2018 year.

The assay results for the first 18 boreholes (2,272 m) of the South Ridge resource expansion drilling program completed from February 21 to September 30, 2018 were reported by the Company on August 8 and October 30, 2018 (#KBDD18257 - #KBDD18274), including the following highlights:

- 2.67 grams per tonne ("g/t") gold over 37.78 metres (uncut), including 5.23 metres grading 13.53 g/t gold from a down-hole depth of 52.22 metres in #KBDD18263; and  27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold from a down-hole depth of 21.0 metres in #KBDD18264 (i.e., #KBDD18263 - #264 Drill Fence); extending gold mineralization in the northwestern section of the zone approximately 60 metres down dip from previous drilling forming scope of current inferred mineral resource estimate (August 8, 2018 News Release);

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

The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 grams per tonne ("g/t") gold for 43,000 ounces of contained gold. The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden mineral resource estimate (October 26, 2012) on the Company's Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company's profile on SEDAR at www.sedar.com.

Kibi project exploration activities for the 2018 year also included grassroots work consisting of hand auger sampling and scout pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 61 hand auger holes totalling approximately 205 metres and 16 scout pits totalling approximately 50 vertical metres were completed on the Akwadum South ("Zone 7") and Hillcrest Shear ("Zone 6") auriferous structural trends, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Compilation of the geological and assay result data is in progress, and the hand auger / scout pit sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

2019 Exploration Program

Exploration activities on this project from January 1 to December 31, 2019, being the fiscal year for which this annual report is being filed, focussed on the continued advancement of early stage gold shoots / showings within the Zone 2 - Zone 3 maiden mineral resource footprint area. A total of 32 diamond core boreholes totalling 3,553 metres were completed by the Company's in-house drilling crew during the 2019 year, including: 22 boreholes totalling 2,367 metres targeting resource expansion opportunities in the Zone 2 resource area; and 10 scout holes totalling 1,186 metres on the Akwadum South ("Zone 7") grassroots gold-in-soil anomaly target.

The resource expansion drill program initiated in February 2018 was completed during the March 2019 quarter with 11 diamond core boreholes totalling 1,163 metres drilled from January 28 to April 1 at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project. A total of 37 boreholes encompassing 4,577 metres were completed during the 2018 - 2019 resource expansion drill program with the program designed to test an approximately 400 metre strike length of the South Ridge gold zone at a nominal 50 metre section spacing and to further define the litho-structural setting of the gold mineralization.

The assay results for the final 19 boreholes (2,305 metres) of the South Ridge mineral resource expansion drill program completed from October 24, 2018 to April 1, 2019 were reported by the Company on May 1, 2019, including the following highlights:

- 30.25 metres grading 1.5 grams per tonne ("g/t") gold, including 2.26 g/t gold over 8.5 metres and 2.56 g/t gold over 9.55 metres from a down-hole depth of 62.65 metres in #KBDD18278;

- 11.0 metres grading 3.3 g/t gold (uncut), including 5.96 g/t gold over 5.15 metres from a down-hole depth of 22.0 metres in #KBDD19287, 25 metres NW of previously reported high-grade #KBDD18264 intercept of 27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold (see the Company's news release of August 8, 2018);

- 15.0 metres grading 2.85 g/t gold, including 5.67 g/t gold over 6.0 metres and 8.5 metres grading 3.33 g/t gold, including 6.02 g/t gold over 4.5 metres from down-hole depths of 9.0 metres and 10.5 metres in #KBDD19293 and #KBDD19292 respectively, 25 metres and 50 metres up-dip from the high-grade #KBDD18264 intercept; and

- 7.5 metres grading 6.71 g/t gold (uncut), including 31.00 g/t gold over 1.5 metres from a down-hole depth of 1.5 metres on the zone's most northwesterly drill section.

The final phase of the resource expansion drill program (19 holes) included: a series of drill fences (12 holes) targeting the depth continuity of the southeastern 200 metre segment of the South Ridge gold zone at downdip depths extending from approximately 70 metres to 220 metres from surface; 4 infill holes to further test the high-grade gold mineralization intersected in holes #KBDD18263 / #KBDD18264 at 25 metre section spacing; and 3 holes targeting near surface mineralization at the northwestern extremity of the South Ridge gold zone, including 2 holes testing the shallow, up-dip extension of the previously reported #KBDD18264 high-grade gold mineralization (see the Company's news release of August 8, 2018).

The 2018 - 2019 South Ridge drilling data was outsourced to Goldspot Discoveries Inc. ("Goldspot") of Montreal, Canada for integration into an updated 3D geological model of the Zone 2 - Zone 3 mineral resource footprint area. The new 3D geological model was completed by Goldspot in late July 2019  with the  detailed modelling geared towards the identification of prospective litho-structural gold settings to help guide upcoming resource expansion drilling efforts.

The South Ridge deposit consists of a northwest striking / northeast dipping quartz diorite-hosted gold mineralization body traced to date along an approximately 400 metre strike length and 230 metre downdip depth from surface. Gold mineralization is associated with quartz-albite-carbonate-sulphide vein arrays developed within the quartz diorite body.

The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 grams per tonne ("g/t") gold for 43,000 ounces of contained gold. The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden mineral resource estimate (October 26, 2012) on the Company's Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company's profile on SEDAR at www.sedar.com.

A target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area of the Kibi Gold Project was initiated in late September 2019; with a total of 11 diamond core boreholes totaling 1,204 metres completed by the Company's in-house drilling crew by the end of the 2019 year. The ongoing drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling.

The assay results for the initial 16 boreholes (1,643 metres) of the ongoing resource expansion target generation program completed from September 24, 2019 to January 27, 2020 were reported by the Company on February 26, 2020, including the following highlights:

- 49 metres grading 1.1 grams per tonne ("g/t") gold, including 1.42 g/t gold over 31.6 metres and 45.1 metres grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 metres from down-hole depths of 47 metres and 32 metres in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 metre spaced drill-fan patterns (Road Cut Zone);

- gold mineralization now traced over an approximately 110 metre strike length and to 90 metre vertical depth on the Road Cut Zone; with newly developing gold body lying within 65 metres of the southern margin (footwall) of the flagship Big Bend gold deposit; and

- step-out drilling successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit; including exploration significant drill intercepts of 1.5 metres grading 4.94 g/t gold and 6.2 metres grading 0.87 g/t gold in #KBDD19297 and #KBDD19303 respectively (South Ridge - SE Extension target).

The initial phase of the resource expansion target generation drill program focussed primarily on the Road Cut Zone and the South Ridge - SE Extension target with 8 holes (790.5 metres) and 4 holes (468 metres) on each target respectively. The Road Cut Zone was subjected to follow up drilling with North-South drill targeting based on recent detailed geological modelling work. The drilling (8 holes) tested the ENE-trending / steep northerly dipping Road Cut auriferous system over an approximately 100 metre strike length, including: three (3) south trending drill-fan patterns (-55o / -75o) at 25 metre spacing and two (2) northerly trending boreholes (scissor-pattern) designed to further define the geometry / attitude of the host diorite body and of the gold-bearing vein system.

To date gold mineralization has been traced over an approximately 110 metre strike length and to a 90 metre vertical depth on the Road Cut Zone; with the newly developing gold body lying within 65 metres of the southern margin (footwall) of the Kibi Gold Project's flagship Big Bend gold deposit. The Road Cut auriferous vein system is emplaced in a parallel diorite body exhibiting a similar NW to ENE flexure in strike-geometry has the flexure appearing to control the Big Bend deposit gold mineralization.  The Big Bend deposit has a current indicated mineral resource of 213,000 ounces of gold (2.72 million tonnes at an average grade of 2.44 g/t gold) and an additional inferred mineral resource of 27,000 ounces of gold (0.52 million tonnes at an average grade of 1.6 g/t gold).

Step-out drilling (4 holes) successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit (i.e., South Ridge - SE Extension target). Of exploration significance are typical Kibi-type granitoid hosted gold mineralization intercepts produced by a drill-fan pattern (-60o / -80o) collared approximately 200 metres southeast of the South Ridge resource body, including: 5.2 metres grading 0.41 g/t gold from a down-hole depth of 62.8 metres in the upper #KBDD19302 hole; and 6.2 metres grading 0.87 g/t gold from a down-hole depth of 73 metres in the lower #KBDD19303 hole, approximately 25 metres down dip from the #KBDD19302 intercept.

Exploration efforts on the Kibi Gold Project during the 2019 year also included a scout drilling program on the high-priority Akwadum South ("Zone 7") gold-in-soil anomaly located at the southeastern extremity of the Apapam concession; with the first pass drilling program forming part of an ongoing exploration initiative geared towards the continued advancement of grassroots gold targets across the Apapam concession. A total of 10 boreholes (1,186 metres) ranging in depth from 73 metres to 190 metres were completed by the company's in-house drilling crew from late May to mid-September 2019. The scout drilling program was designed to test an approximately 1,000 metre strike-length of the Akwadum South gold target and to further define the litho-structural setting of the gold mineralization.  Final compilation of the geological and assay result data is currently ongoing.

The Akwadum South target is characterized by an approximately 1,200 metres long by 100 metres to 400 metres wide, NE-trending gold-in-soil anomaly spatially associated with a volcaniclastic rock package exhibiting widespread silica alteration, quartz veining and sulphide mineralization. Of the 157 soil geochemistry samples collected from the Akwadum South gold-in-soil trend: 11 yielded less than 25 parts per billion ("ppb") gold; 89 returned gold values from 25 ppb to 100 ppb; 50 between 100 ppb to 300 ppb gold; and 7 samples yielded values over 300 ppb gold, including maximum gold values of 444 ppb and 725 ppb.

In early September 2019, also in relation to our Kibi Gold Project, Tect Geological Consulting of West Somerset, South Africa ("Tect") conducted a structural analysis / interpretation of the Cobra Creek gold zone located at the northeast extremity of the Apapam concession. The study encompassing structural mapping and drill core observations, in combination with compilation of existing surface sampling and geophysical data, was designed to further define the structural controls of the gold mineralization and provide high-priority exploration  targets to help guide future drilling campaigns on the Cobra Creek gold zone. The Company received the final product of the Tect structural study in late September, including a generative exploration model for the Cobra Creek project, and study result compilation is currently ongoing.

Xtra-Gold completed 2,639 metres of drilling comprised of 43 diamond core holes on the Cobra Creek gold zone in 2016.  Initial drilling efforts yielded some very exploration significant high-grade mineralized intercepts, including highlights of 4.5 metres grading 10.9 g/t gold and 5.2 metres grading 9.51 g/t gold (see the Company's news release of October 19, 2016).

In mid-May 2019, Xtra-Gold engaged Goldspot Discoveries Inc. ("Goldspot") of Montreal, Canada to undertake a multifaceted target generation study, including: 3D Geological Modeling of the Zone 2 - Zone 3 maiden mineral resource footprint area on the Kibi gold project; and Traditional Targeting encompassing geophysical / structural / geochemistry datasets and Machine Learning Targeting (i.e., Artificial Intelligence) covering all five (5) of the company's Kibi Gold Belt concessions. The Company received the final product of the Goldspot study in late July and study result compilation is currently ongoing.

Future Exploration Plans

2020 Proposed Exploration Program

As at the date of this annual report, during 2020, we plan to conduct:

● follow-up trenching of Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company's in-house operated drill rig; consisting of a combination of follow up drilling of early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) within the Zone 2 - Zone 3 maiden mineral resource footprint area and testing of prospective litho-structural gold settings identified by recently completed 3D geological modelling; and scout drilling of new grassroots gold targets across the Apapam concession.

Gold Intercept Reporting Criteria

Unless otherwise indicated, "Reported Intercepts" represent core-lengths; true width of mineralization is unknown at this time.  Individual sample results were length weighted to yield average composite interval grades as reported.  Unless otherwise indicated "Significant Intercepts" satisfy following criteria: greater than (>) 5.0 gram gold x meter product and > 0.5 g/t gold.  "Anomalous" signifies at least one intercept > 2.0 gram gold x meter product and > 0.25 g/t gold.  Unless otherwise indicated, intercepts are constrained with a 0.25 g/t gold minimum cut-off grade at the top and bottom of the intercept, with no upper cut-off grade applied, and a maximum of five consecutive meters of internal dilution (less than 0.25 g/t gold).  All internal intervals yielding above 10 g/t gold are indicated within the intersection.

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

Recovery and Sale of Placer Gold

There were no placer gold recovery operations carried out at this project from 2012 to 2019.

Mineral Resources and Reserves

No mineral reserves have been identified on our Kibi project. The Kibi project hosts the maiden Zone 2 - Zone 3 mineral resource estimate (October 26, 2012), including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 grams per tonne ("g/t") gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company's profile on SEDAR at www.sedar.com.

Apapam Mining Lease

XG Mining's interest in our Kibi project was previously held by a prospecting license granted by the Government of Ghana on March 29, 2004 covering a licensed area of 33.65 square kilometers.  In May 2008, XG Mining applied to the Government of Ghana to convert the Kibi prospecting license to a mining lease.  When our application received parliamentary approval, the Government of Ghana granted and registered the Apapam mining lease to XG Mining on the following terms and conditions.

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

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  As these extensions generally take years for the regulatory review to be completed, the Company is not yet in receipt of the extension approval.  However, until the Company receives the extension documents, the old lease remains in force under the mineral laws. The extension is in accordance with the terms of application and payment of fees to the Minerals Commission of Ghana ("Mincom").  All gold production will be subject to a production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the Apapam lease area (including the processing, storing and transportation of ore and materials).

With respect to the Apapam mining lease, we are:

 ● required to pay applicable taxes and annual rental ("ground rents") fees to the Government of Ghana in the amount of approximately $23,499.00 (GH¢124,540.80), when the renewal extension is granted; and

 ● committed to pay a royalty in each quarter to the Government of Ghana, through the Commissioner of Internal Revenue, based on the production for that quarter within 30 days from the quarter end as well as a royalty on all timber felled in accordance with existing legislation;

 ● required to:

 ● commence commercial production of gold within two years from the date of the mining lease;

 ● conduct our operations with due diligence, efficiency, safety and economy, in accordance with good commercial mining practices and in a proper and workmanlike manner, observing sound technical and engineering principles using appropriate modern and effective equipment, machinery, materials and methods and paying particular regard to the conservation of resources, reclamation of land and environmental protection generally; and

 ● mine and extract ore in accordance with preceding paragraph, utilizing methods which include dredging, quarrying, pitting, trenching, stoping and shaft sinking in the Apapam lease area.

We are further required to furnish to the government authorities of Ghana, comprised of the Minister of Lands, Forestry and Mines, the Head of the Inspectorate Division of the Minerals Commission, the Chief Executive of the Minerals Commission and the Director of Ghana Geological Survey (the "government authorities"), with technical records which include:

 ● a report in each quarter not later than 30 days after the quarter end to the government authorities in connection with quantities of gold won in that quarter, quantities sold, revenue received and royalties payable;

 ● a report half-yearly not later than 40 days after the half year end to the government authorities summarizing the results of operations during the half year and technical records, which report shall also contain a description of any geological or geophysical work carried out by our company in that half year and a plan upon a scale approved by the Head of the Inspectorate Division of the Minerals Commission showing dredging areas and mine workings;

 ● a report in each financial year not later than 60 days after the end of the financial year summarizing the results of our operations in the lease area during that financial year and the technical records, which report shall further contain a description of the proposed operations for the following year with an estimate of the production and revenue to be obtained;

 ● a report not later than three months after the expiration or termination of the Apapam mining lease, to the government authorities giving an account of the geology of the lease area including the stratigraphic and structural conditions and a geological map on scale prescribed in the Mining Regulations;

 ● a report not less than 21 days in advance of the proposed alteration, issuance or borrowing to the government authorities (except for the Head of the Inspectorate Division of the Minerals Commission and the Director of Ghana Geological Survey) of any proposed alteration to our regulations,

 ● a report not less than 21 days in advance of the proposed alteration, issuance or borrowing to the government authorities (except for Head of the Inspectorate Division of the Minerals Commission and the Director of Ghana Geological Survey) on the particulars of any fresh share issuance or borrowings in excess of an amount equal to the stated capital of XG Mining;

 ● a copy of XG Mining's annual financial reports to the government authorities (except for the Head of the Inspectorate Division of the Minerals Commission and the Director of Ghana Geological Survey) including a balance sheet, profit and loss account and notes thereto certified by a qualified accountant, who is a member of the Ghana Institute of Chartered Accountants, not later than 180 days after the financial year end; and

 ● such other reports and information in connection with our operations to the government authorities as they may reasonably require.

We are entitled to:

 ● surrender all of our rights in respect of any part of the lease area not larger in aggregate than 20% of the lease area by providing not less than two months' notice to the Government of Ghana;

 ● surrender a larger part of the lease area by providing not less than 12 months' notice; and

  ● terminate our interest in the Apapam mining lease if the mine can no longer be economically worked, by giving not less than nine months' notice to the government authorities, without prejudice to any obligation or liability incurred before such termination.

The Government of Ghana has the right to terminate our interest in the Apapam mining lease if we:

 ● fail to make payments when due;

 ● contravene or fail to comply with terms and conditions of the mining lease (however, we have 120 days to remedy from the notice of such event);

 ● become insolvent or commit an act of bankruptcy; or

 ● submit false statements to the government authorities.

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

Access to our Kwabeng project can be gained by driving northwest from Accra on the Accra-Kumasi Trunk Road, for approximately 110 kilometers until arrival at Anyinam, making a left hand turn at the road sign that reads "Kwabeng" in the middle of the Town of Anyinam and driving in a southwesterly direction approximately 10 kilometers until arriving at a sign reading "Xtra-Gold Mining" before reaching the town of Kwabeng.

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

The placer gold deposit currently located at our Kwabeng concession was mined by the former owner in the early 1990's for 15 months and produced approximately 16,800 ounces of gold before operations were ceased due to mining difficulties as noted hereunder.  The placer gold is contained in a gravel deposit distributed across the floor of the river valleys west of the Atewa Range which can easily be excavated.

Prior Exploration by Xtra-Gold

2017 Exploration Program

Exploration activities on this project from January 1 to December 31, 2017, focussed on the implementation of a  scout drilling program including 17 diamond core boreholes totalling 985 metres ("m") on the Bomaa North segment of the extensive Bomaa auriferous float / subcrop train (#BADD17001 - #BADD17017). The drilling was completed from September 28 to December 9, 2017 by the Company's in-house drilling crew utilizing its newly acquired diamond drill rig commissioned in the June 2017 quarter.  The shallow first pass drill program, with boreholes ranging from 31.0 m to 119.5 m in length, was designed to test the near-surface extent of the auriferous argillite / quartz vein zone identified by trenching / outcrop stripping efforts and to gain a better understanding of the litho-structural setting of the gold mineralization. Saw-cut channel sampling (41.95 m) of stripped outcrop exposures was also conducted in conjunction with the drill program.

Scout drilling successfully traced the northeast striking, moderately southeast dipping (40o - 60o) Bomaa North silicified argillite / quartz vein zone over an approximately 200 m strike length and a 170 m down-dip distance from surface (~90 m vertical). Thirteen (13) out of the 17 boreholes intersected the mineralization-hosting silicified argillite unit; with five (5) boreholes yielding exploration significant gold intercepts ranging from 4.48 m to 18.5 m in core-length.

The results of the Bomaa scout drilling / channel sampling program were reported by the Company on January 25, 2018; including the following highlights:

- 18.5 m  grading 2.04 grams per tonne ("g/t") gold, including 5.22 g/t gold over 5.0 m, from 4.5 m down-hole in #BADD17003; 6.5 m grading 1.2 g/t gold, including 3.6 g/t gold over 1.0 m, from 46.05 m down-hole in #BADD17009; and 5.4 m grading 1.59 g/t gold, including 2.48 g/t gold over 2.2 m, from 28.5 m down-hole in #BADD17016; and

- saw-cut channel sample composite grading 4.23 g/t gold over 12.0 m, including 9.14 g/t gold over 2.2 m in sample string #RSBA004 (stripped outcrop); and saw-cut channel sample #CSBA006 grading 25.0 g/t gold over 0.9 m (trench #TBA002).

An initial scout trenching program was also completed on the Bomaa gold project during the September 2017 quarter; with the exploration program designed to identify the bedrock source of the Bomaa North segment of the extensive auriferous argillite rock float / subcrop train. The work program included two mechanical trenches totalling approximately 146 m and approximately 53 m of saw-cut channel samples collected from stripped outcrop exposures within the trenches. Trenching efforts confirmed the bedrock "in situ" source of the auriferous float / subcrop train; with a silicified argillite / quartz vein zone exposed in trench #TBA001 yielding a saw-cut channel sample composite grading 1.46 g/t gold over a 9.17 m trench-length, including 5.64 g/t gold over 1.62 m. Initial results of the Bomaa scout trenching program were reported by the Company on August 22, 2017.

2018 Exploration Program

Exploration work on our Kwabeng project during the 2018 year was limited to a single scout diamond core borehole (104.5 m) on a grassroots gold target.

2019 Exploration Program

Exploration work on our Kwabeng project during the 2019 year was limited to the Goldspot target generation study.

2020 Proposed Exploration Program.

As at the date of this annual report, during 2020, we plan to conduct:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project commenced in March 2013 to present.

Recovery and Sale of Placer Gold

As at December 31, 2019, we have sold an aggregate of 18,970 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, and 2013 to 2019 fiscal years. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2009 through 2012.

The gold price (approximately $1,615 per ounce as at March 25, 2020) is significantly greater compared to the approximately $300 per ounce gold price during the previous mining effort by the former operator of this project.  On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 3 years.  However, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

Placer gold recovery operations at our Kwabeng project resumed in 2013.  As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kwabeng project (see "Kwabeng Project - 2020 Exploration Program").

 Former Ownership

In the early 1990's, the former mining lessee invested approximately $24,000,000 to open and operate a mine at the Kwabeng concession.  The mining operation lasted for 15 months and 16,800 ounces of gold was produced before the mine was shut down due to a poor gold price, mining methodology and a lack of funds to continue mining operations.

Resources and Reserves

No mineral resources or mineral reserves have been identified on our Kwabeng project.

Kwabeng Mining Lease

The Kwabeng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana.  The Kwabeng mining lease covers a lease area of 44.76 square kilometers and has a 30 year term expiring on July 26, 2019.  We have applied for a 15 year renewal extension.  We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials).  See "Kibi Project - Apapam Mining Lease" for identical mining lease terms for the Kwabeng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents of approximately $30,930.00 (GH¢163,926.83), when the renewal extension is granted.

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

The Pameng concession is located in the East Akim District of the Eastern Region of Ghana, along the western, lower flank and base of the Atewa Range, approximately 2 kilometers west-northwest of our Kibi project which is located on the Apapam concession.  Access to our Pameng project can be gained by driving northwest from Accra on the Accra-Kumasi Trunk Road for approximately 125 kilometers until arrival at the village of Pameng where there is a road sign reading "Pameng".  Make a left hand turn at the Pameng sign and drive southwest approximately 2 kilometers to reach our Pameng concession.  Our Pameng concession is located approximately 12.5 kilometers south-southwest from our field camp.

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

2019 Exploration Programs

Exploration activities on our Pameng project during the 2019 year was limited to the Goldspot target generation study.

Future Exploration Plans for 2020

As at the date of this annual report, during 2020, we have planned the following exploration activities at this project:

● ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company.  During 2010, 4,720 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 897 ounces of gold for gross proceeds of $1,128,451.  During 2011, 5,621 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068 ounces of gold for $1,489,058.  During 2012, we sold 53 ounces of gold for gross proceeds of $87,997 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project.  No placer gold recovery operations were conducted at this project from 2012 to 2019.

Mineral Reserves

No mineral resources or mineral reserves have been identified on our Pameng project.

Pameng Mining Lease

The Pameng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana.  The Pameng mining lease covers a lease area of 40.51 square kilometers and has a 30 year term expiring on July 26, 2019.  We have applied for a 15 year renewal extension.  We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials).  See "Kibi Project - Apapam Mining Lease" for identical mining lease terms for the Pameng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents payable in the amount of approximately $27,904.00 (GH¢147,892.20), when the renewal extension is granted.

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

2017 to 2019 Exploration Programs

No significant lode gold exploration work was conducted by our company on our Banso project from 2013 to 2019.

Future Exploration Plans for 2020

As at the date of this annual report, during 2020, we have planned the following exploration activities at this project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015 to present).

Mineral Reserves

No mineral resources or mineral reserves have been identified on our Banso project.

Banso Mining Lease

The Banso mining lease is dated January 6, 2011 and is owned and controlled by our company, as to a 90% interest; and is registered to XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana.  The Banso mining lease covers a lease area of 51.67 square kilometers and has a 14 year term expiring on January 5, 2025.  We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials).  See "Kibi Project - Apapam Mining Lease" for identical mining lease terms for the Banso mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents in the amount of approximately $35,688.00 (GH¢189,146.34).

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

Prior Exploration by Xtra-Gold

No significant lode gold exploration work was conducted by our company on our Muoso project from 2014 through to the end of our fiscal year. Exploration activities on our Muoso project during the 2019 year was limited to the Goldspot target generation study.

Future Exploration Plans for 2020

As at the date of this annual report, during 2020, we have planned the following exploration activities at this project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015 to present).

Resources and Reserves

No mineral resources or mineral reserves have been identified on our Muoso project.

Muoso Mining Lease

The Muoso mining lease is dated January 6, 2011 and is owned and controlled by our company, as to a 90% interest; and is registered to XG Mining, while the remaining 10% free carried interest is held by the Government of Ghana.  The Muoso mining lease covers an area of 55.28 square kilometers and has a 13 year term expiring on January 5, 2024.  We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the Muoso lease area (including processing, storing and transportation of ore and materials).  See "Kibi Project - Apapam Mining Lease" for identical terms for the Muoso mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents payable in the amount of approximately $38,185.00 (GH¢202,378.80).

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

Item 5 Operating and Financial Review and Prospects

A. Operating Results

Our company reported a gain for the year ended December 31, 2019 of $2,388,347 (December 31, 2018 - gain of $1,539,294, December 31, 2017 - gain of $453,932).  Our company's basic and diluted gain (loss) per share for the year ended December 31, 2019 was $0.05 (December 31, 2018 - $0.03, December 31, 2017 - $0.01).  All years benefited from gold recovery results.  The 2019 year also benefited from a large gain on an equity holding, which was sold and realized in the year.

The weighted average number of shares outstanding was 46,095,232 (December 31, 2018 - 47,089,027, December 31, 2017 - 47,948,596).  Average shares outstanding were reduced in 2019 and 2018 through share repurchases. Average shares outstanding were reduced in 2017 as share repurchases more than offset shares issued on exercise of stock options.  Average fully diluted shares in 2019 were 49,589,430 (2018 - 49,405,027, 2017 - 51,339,216), with the difference being in the money stock options and warrants.  These items did not materially affect earnings per share.

We incurred expenses of $961,058 in the year ended December 31, 2019 (December 31, 2018 - $887,037, December 31, 2017 - $881,022).  Exploration expense in 2019 were at the same level as those in 2018 as the company actively worked on its properties.  Exploration was reduced in 2017 as the company did not explore and drill as aggressively as in 2018 and 2019.  We expense all exploration costs.  Amortization in 2019 was at the same level as during 2018 with the addition of a trommel to help with gold recovery operations (and recognition of value decrease for some assets).  Amortization increased in 2018 with the addition of a generator and three new pickup trucks.  Amortization in 2017 reflects the addition of a new drill mid-year.  Non-cash stock-based compensation expense decreased to $10,642 in 2019 from $33,437 in 2018 and $103,001 in 2017.  No options were granted in 2019, with the expense related to valuation of consultant's options.  No options were issued in 2018, with the expense related to vested options.  The company issued 965,000 options in 2017, which increased the expense in that year.

Exploration activities for the 2019 year focused on the Kibi Gold Project located on the Apapam Mining Lease with exploration efforts primarily geared towards the continued advancement of early stage gold shoots / showings within the Zone 2 - Zone 3 maiden mineral resource footprint area. A total of 32 diamond core boreholes totalling 3,553 metres were completed by the Company's in-house drilling crew during the 2019 year, including: 22 boreholes totalling 2,367 metres targeting resource expansion opportunities in the Zone 2 resource area; and 10 scout holes totalling 1,186 metres on the Akwadum South ("Zone 7") grassroots gold-in-soil anomaly target.

The resource expansion drill program initiated in February 2018 was completed during the March 2019 quarter with 11 diamond core boreholes totalling 1,163 metres drilled from January 28 to April 1 at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project. A total of 37 boreholes encompassing 4,577 metres were completed during the 2018 - 2019 resource expansion drill program with the program designed to test an approximately 400 metre strike length of the South Ridge gold zone at a nominal 50 metre section spacing and to further define the litho-structural setting of the gold mineralization.

The assay results for the final 19 boreholes (2,305 metres) of the South Ridge mineral resource expansion drill program completed from October 24, 2018 to April 1, 2019 were reported by the Company on May 1, 2019, including the following highlights:

- 30.25 metres grading 1.5 grams per tonne ("g/t") gold, including 2.26 g/t gold over 8.5 metres and 2.56 g/t gold over 9.55 metres from a down-hole depth of 62.65 metres in #KBDD18278;

- 11.0 metres grading 3.3 g/t gold (uncut), including 5.96 g/t gold over 5.15 metres from a down-hole depth of 22.0 metres in #KBDD19287, 25 metres NW of previously reported high-grade #KBDD18264 intercept of 27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold (see the Company's news release of August 8, 2018);

- 15.0 metres grading 2.85 g/t gold, including 5.67 g/t gold over 6.0 metres and 8.5 metres grading 3.33 g/t gold, including 6.02 g/t gold over 4.5 metres from down-hole depths of 9.0 metres and 10.5 metres in #KBDD19293 and #KBDD19292 respectively, 25 metres and 50 metres up-dip from the high-grade #KBDD18264 intercept; and

- 7.5 metres grading 6.71 g/t gold (uncut), including 31.00 g/t gold over 1.5 metres from a down-hole depth of 1.5 metres on the zone's most northwesterly drill section.

The final phase of the resource expansion drill program (19 holes) included: a series of drill fences (12 holes) targeting the depth continuity of the southeastern 200 metre segment of the South Ridge gold zone at downdip depths extending from approximately 70 metres to 220 metres from surface; 4 infill holes to further test the high-grade gold mineralization intersected in holes #KBDD18263 / #KBDD18264 at 25 metre section spacing; and 3 holes targeting near surface mineralization at the northwestern extremity of the South Ridge gold zone, including 2 holes testing the shallow, up-dip extension of the previously reported #KBDD18264 high-grade gold mineralization (see the Company's news release of August 8, 2018).

The 2018 - 2019 South Ridge drilling data was outsourced to Goldspot Discoveries Inc. ("Goldspot") of Montreal, Canada for integration into an updated 3D geological model of the Zone 2 - Zone 3 mineral resource footprint area. The new 3D geological model was completed by Goldspot in late July 2019 with the detailed modelling geared towards the identification of prospective litho-structural gold settings to help guide upcoming resource expansion drilling efforts.

The South Ridge deposit consists of a northwest striking / northeast dipping quartz diorite-hosted gold mineralization body traced to date along an approximately 400 metre strike length and 230 metre downdip depth from surface. Gold mineralization is associated with quartz-albite-carbonate-sulphide vein arrays developed within the quartz diorite body.

The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 grams per tonne ("g/t") gold for 43,000 ounces of contained gold. The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden mineral resource estimate (October 26, 2012) on the Company's Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company's profile on SEDAR at www.sedar.com.

A target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area of the Kibi Gold Project was initiated in late September 2019; with a total of 11 diamond core boreholes totaling 1,204 metres completed by the Company's in-house drilling crew by the end of the 2019 year. The ongoing drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling.

The assay results for the initial 16 boreholes (1,643 metres) of the ongoing resource expansion target generation program completed from September 24, 2019 to January 27, 2020 were reported by the Company on February 26, 2020, including the following highlights:

- 49 metres grading 1.1 grams per tonne ("g/t") gold, including 1.42 g/t gold over 31.6 metres and 45.1 metres grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 metres from down-hole depths of 47 metres and 32 metres in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 metre spaced drill-fan patterns (Road Cut Zone);

- gold mineralization now traced over an approximately 110 metre strike length and to 90 metre vertical depth on the Road Cut Zone; with newly developing gold body lying within 65 metres of the southern margin (footwall) of the flagship Big Bend gold deposit; and

- step-out drilling successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit; including exploration significant drill intercepts of 1.5 metres grading 4.94 g/t gold and 6.2 metres grading 0.87 g/t gold in #KBDD19297 and #KBDD19303 respectively (South Ridge - SE Extension target).

The initial phase of the resource expansion target generation drill program focussed primarily on the Road Cut Zone and the South Ridge - SE Extension target with 8 holes (790.5 metres) and 4 holes (468 metres) on each target respectively. The Road Cut Zone was subjected to follow up drilling with North-South drill targeting based on recent detailed geological modelling work. The drilling (8 holes) tested the ENE-trending / steep northerly dipping Road Cut auriferous system over an approximately 100 metre strike length, including: three (3) south trending drill-fan patterns (-55o / -75o) at 25 metre spacing and two (2) northerly trending boreholes (scissor-pattern) designed to further define the geometry / attitude of the host diorite body and of the gold-bearing vein system.

To date gold mineralization has been traced over an approximately 110 metre strike length and to a 90 metre vertical depth on the Road Cut Zone; with the newly developing gold body lying within 65 metres of the southern margin (footwall) of the Kibi Gold Project's flagship Big Bend gold deposit. The Road Cut auriferous vein system is emplaced in a parallel diorite body exhibiting a similar NW to ENE flexure in strike-geometry has the flexure appearing to control the Big Bend deposit gold mineralization.  The Big Bend deposit has a current indicated mineral resource of 213,000 ounces of gold (2.72 million tonnes at an average grade of 2.44 g/t gold) and an additional inferred mineral resource of 27,000 ounces of gold (0.52 million tonnes at an average grade of 1.6 g/t gold).

Step-out drilling (4 holes) successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit (i.e., South Ridge - SE Extension target). Of exploration significance are typical Kibi-type granitoid hosted gold mineralization intercepts produced by a drill-fan pattern (-60o / -80o) collared approximately 200 metres southeast of the South Ridge resource body, including: 5.2 metres grading 0.41 g/t gold from a down-hole depth of 62.8 metres in the upper #KBDD19302 hole; and 6.2 metres grading 0.87 g/t gold from a down-hole depth of 73 metres in the lower #KBDD19303 hole, approximately 25 metres down dip from the #KBDD19302 intercept.

Exploration efforts on the Kibi Gold Project during the 2019 year also included a scout drilling program on the high-priority Akwadum South ("Zone 7") gold-in-soil anomaly located at the southeastern extremity of the Apapam concession; with the first pass drilling program forming part of an ongoing exploration initiative geared towards the continued advancement of grassroots gold targets across the Apapam concession. A total of 10 boreholes (1,186 metres) ranging in depth from 73 metres to 190 metres were completed by the company's in-house drilling crew from late May to mid-September 2019. The scout drilling program was designed to test an approximately 1,000 metre strike-length of the Akwadum South gold target and to further define the litho-structural setting of the gold mineralization.  Final compilation of the geological and assay result data is currently ongoing.

The Akwadum South target is characterized by an approximately 1,200 metres long by 100 metres to 400 metres wide, NE-trending gold-in-soil anomaly spatially associated with a volcaniclastic rock package exhibiting widespread silica alteration, quartz veining and sulphide mineralization. Of the 157 soil geochemistry samples collected from the Akwadum South gold-in-soil trend: 11 yielded less than 25 parts per billion ("ppb") gold; 89 returned gold values from 25 ppb to 100 ppb; 50 between 100 ppb to 300 ppb gold; and 7 samples yielded values over 300 ppb gold, including maximum gold values of 444 ppb and 725 ppb.

In early September 2019, also in relation to our Kibi Gold Project, Tect Geological Consulting of West Somerset, South Africa ("Tect") conducted a structural analysis / interpretation of the Cobra Creek gold zone located at the northeast extremity of the Apapam concession. The study encompassing structural mapping and drill core observations, in combination with compilation of existing surface sampling and geophysical data, was designed to further define the structural controls of the gold mineralization and provide high-priority exploration  targets to help guide future drilling campaigns on the Cobra Creek gold zone. The Company received the final product of the Tect structural study in late September, including a generative exploration model for the Cobra Creek project, and study result compilation is currently ongoing.

Xtra-Gold completed 2,639 metres of drilling comprised of 43 diamond core holes on the Cobra Creek gold zone in 2016.  Initial drilling efforts yielded some very exploration significant high-grade mineralized intercepts, including highlights of 4.5 metres grading 10.9 g/t gold and 5.2 metres grading 9.51 g/t gold (see the Company's news release of October 19, 2016).

In mid-May 2019, Xtra-Gold engaged Goldspot Discoveries Inc. ("Goldspot") of Montreal, Canada to undertake a multifaceted target generation study, including: 3D Geological Modeling of the Zone 2 - Zone 3 maiden mineral resource footprint area on the Kibi gold project; and Traditional Targeting encompassing geophysical / structural / geochemistry datasets and Machine Learning Targeting (i.e., Artificial Intelligence) covering all five (5) of the company's Kibi Gold Belt concessions. The Company received the final product of the Goldspot study in late July and study result compilation is currently ongoing.

Exploration activities on our Kwabeng, Pameng, Banso, and Muoso projects during the 2019 year were limited to the Goldspot target generation study.

During 2018, in connection with our Kibi project, exploration activities focussed on the continued advancement of early stage gold shoots / discoveries within the Zone 2 - Zone 3 maiden mineral resource footprint area. A planned 4,000 metre resource expansion drilling program was initiated in February at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project; with a total of 26 diamond core boreholes totalling 3,414 metres completed by the Company's in-house drilling crew by the end of the 2018 year.

The assay results for the first 18 boreholes (2,272 m) of the South Ridge resource expansion drilling program completed from February 21 to September 30, 2018 were reported by the Company on August 8 and October 30, 2018 (#KBDD18257 - #KBDD18274), including the following highlights:

- 2.67 grams per tonne ("g/t") gold over 37.78 metres (uncut), including 5.23 metres grading 13.53 g/t gold from a down-hole depth of 52.22 metres in #KBDD18263; and  27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold from a down-hole depth of 21.0 metres in #KBDD18264 (i.e., #KBDD18263 - #264 Drill Fence); extending gold mineralization in the northwestern section of the zone approximately 60 metres down dip from previous drilling forming scope of current inferred mineral resource estimate (August 8, 2018 News Release);

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

The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 grams per tonne ("g/t") gold for 43,000 ounces of contained gold. The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden mineral resource estimate (October 26, 2012) on the Company's Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company's profile on SEDAR at www.sedar.com.

Kibi project exploration activities for the 2018 year also included grassroots work consisting of hand auger sampling and scout pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 61 hand auger holes totalling approximately 205 metres and 16 scout pits totalling approximately 50 vertical metres were completed on the Akwadum South ("Zone 7") and Hillcrest Shear ("Zone 6") auriferous structural trends, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Compilation of the geological and assay result data is in progress, and the hand auger / scout pit sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

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

Exploration activities for the 2017 year focussed primarily on the continued advancement of the Bomaa gold prospect located on our Kwabeng Mining Lease ("Kwabeng Project"). The grassroots Bomaa auriferous float / subcrop target discovered in 2013 consists of a continuous auriferous argillite rock float and/or subcrop train traceable in a meandering pattern over an approximately 2.8 kilometre ("km") distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a folded argillite metasedimentary rock unit.

A scout drilling program including 17 diamond core boreholes totalling 985 metres ("m") was completed from September 28 to December 9, 2017 on the Bomaa North segment of the extensive Bomaa auriferous float / subcrop train (#BADD17001 - #BADD17017). The drilling was undertaken by the Company's in-house drilling crew utilizing its newly acquired diamond drill rig commissioned in the June 2017 quarter.  The shallow first pass drill program, with boreholes ranging from 31.0 m to 119.5 m in length, was designed to test the near-surface extent of the auriferous argillite / quartz vein zone identified by trenching / outcrop stripping efforts and to gain a better understanding of the litho-structural setting of the gold mineralization. Saw-cut channel sampling (41.95 m) of stripped outcrop exposures was also conducted in conjunction with the drill program.

Scout drilling successfully traced the northeast striking, moderately southeast dipping (40o - 60o) Bomaa North silicified argillite / quartz vein zone over an approximately 200 m strike length and a 170 m down-dip distance from surface (~90 m vertical). Thirteen (13) out of the 17 boreholes intersected the mineralization-hosting silicified argillite unit; with five (5) boreholes yielding exploration significant gold intercepts ranging from 4.48 m to 18.5 m in core-length.

The results of the Bomaa scout drilling / channel sampling program were reported by the Company on January 25, 2018; including the following highlights:

- 18.5 m  grading 2.04 grams per tonne ("g/t") gold, including 5.22 g/t gold over 5.0 m, from 4.5 m down-hole in #BADD17003; 6.5 m grading 1.2 g/t gold, including 3.6 g/t gold over 1.0 m, from 46.05 m down-hole in #BADD17009; and 5.4 m grading 1.59 g/t gold, including 2.48 g/t gold over 2.2 m, from 28.5 m down-hole in #BADD17016; and

- saw-cut channel sample composite grading 4.23 g/t gold over 12.0 m, including 9.14 g/t gold over 2.2 m in sample string #RSBA004 (stripped outcrop); and saw-cut channel sample #CSBA006 grading 25.0 g/t gold over 0.9 m (trench #TBA002).

An initial scout trenching program was also completed on the Bomaa gold project during the September 2017 quarter; with the exploration program designed to identify the bedrock source of the Bomaa North segment of the extensive auriferous argillite rock float / subcrop train. The work program included two mechanical trenches totalling approximately 146 m and approximately 53 m of saw-cut channel samples collected from stripped outcrop exposures within the trenches. Trenching efforts confirmed the bedrock "in situ" source of the auriferous float / subcrop train; with a silicified argillite / quartz vein zone exposed in trench #TBA001 yielding a saw-cut channel sample composite grading 1.46 g/t gold over a 9.17 m trench-length, including 5.64 g/t gold over 1.62 m. Initial results of the Bomaa scout trenching program were reported by the Company on August 22, 2017.

In connection with our Kibi project, exploration activities for the 2017 year focussed on the continuation of the scout pitting program initiated in the December 2016 quarter; with the ongoing pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 58 scout pits, encompassing 226 channel samples, were manually excavated on the Akwadum South ("Zone 7") and Akwadum North ("Zone 8") gold-in-soil anomalies, and the Hillcrest Shear ("Zone 6") gold target, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Exploration work also included the rehabilitation / deepening of approximately 250 m of old scout trenching on the Hillcrest Shear and Akwadum South grassroots targets to permit detailed geological mapping and channel sampling (243 samples).

Exploration activities on our Banso and Muoso projects for the 2017 year were limited to data compilation and geological / geophysical modelling to identify and/or further advance grassroots targets. We did not conduct any exploration activities on our Pameng project during the 2017 year.

We recognized gains related to other items of $3,349,405 in 2019 (2018 - $2,426,331, 2017 - $1,334,954).  The gains can mostly be attributed to the recovery of gold and gain on sales of securities.  During the year ended December 31, 2019, we sold 2,945 fine ounces of gold at an average price of US$1,356 for net proceeds of $1,878,198 (2018 - 4,346 fine ounces of gold at an average price of $1,2662 for net proceeds of $2,791,014, 2017 - 2,575 ounces of gold at an average price of $1,237 for net proceeds of $1,312,921).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

Embedded derivatives resulted from issuing Canadian denominated warrants in the May 2016 financing.  Because the Company's functional currency is the US dollar, Canadian denominated warrants must be considered expense items and reported on a mark-to-market basis.  During 2018 the term of these warrants was extended to February 2020.

We recognized a mark-to-market recovery of expense of $21,520 in 2019, related to extending the warrants to February 2020.  We recognized a mark-to-market expense of $114,793 in 2018, related to extending the warrants to February 2020.  We recognized a mark-to-market expense of $Nil in 2017, related to extending the warrants to August 2018.  Canadian dollar denominated warrants were issued with financings.  These warrants were deemed to be embedded derivatives since our company's functional currency is the U.S. dollar.  The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

During the year ended December 31, 2019, our company had a foreign exchange loss of $40,849 (2018 - loss of $234,063, 2017 - loss of $29,516) mostly due to strength in the U.S. dollar against the Ghana cedi.  The Canadian dollar strengthened against the US dollar in 2019 but weakened in 2018 and 2017.

Our company recognized a trading and holding gain on marketable securities of $1,485,100 (2018 - loss of $31,723, 2017 - gain of $43,551).  Most of the 2019 gain resulted on the appreciation and sale of one security in Q3 2019.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $48,476 (2018 - $15,896, 2017 - $9,006) mostly relates to interest and dividends on investment portfolio assets.

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

Cash on hand was increased by $1,417,114 during 2019.  Operations generated cash of $1,597,859, mostly from earnings on gold recovery and gains on sale of securities. Cash of $801,932 was used to purchase investments and we received $1,921,090 on the sale of investments.  Inventory was increased by $242,098 due to the timing of smelt shipments.  Prepaids were increased as funds due for operations were advanced before smelt shipments were completed.  Cash was used to reduce payables. Other operating expenses were mostly cash neutral.  Cash of $47,170 was used to purchase a trommel during 2019.  Cash from financing activities reported a use of $133,575, comprised of cash used to repurchase shares.

During the year ended December 31, 2019, our company repurchased 401,800 of our shares at a cost of $124,145 (December 31, 2018 - repurchased 1,536,500 of our shares at a cost of $290,985, December 31, 2017 - repurchased 554,000 of our shares at a cost of $100,239) and cancelled these shares.  Also, during the year ended December 31, 2019, the company repurchased 25,000 of our shares at a cost of $9,430.  These shares were reported as shares in treasury at December 31, 2019 and were cancelled in January 2020.

At December 31, 2019, accounts payable and accrued liabilities decreased to $172,871 as cash was used to reduce the balance due and to prepay against some expenses which will be due with the next gold smelt (December 31, 2018 - $320,184, December 31, 2017 - $237,256).  Our cash and cash equivalents as at December 31, 2019 were sufficient to pay these liabilities.  We believe that our company has sufficient working capital to achieve our 2020 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2019.

At December 31, 2019, we had total cash and cash equivalents and restricted cash of $4,277,561 (December 31, 2018 - $2,860,447, December 31, 2017 - $1,610,974).  Working capital as of December 31, 2019 was $4,995,317 (December 31, 2018 - $2,634,750, December 31, 2017 - $1,382,318).  The 2019 increase in working capital mostly reflects the revenue from gold recovery and the gain on sale of investments.  The 2018 increase in working capital mostly reflects the revenue from gold recovery.  The 2017 increase in working capital mostly reflects the revenue from gold recovery.

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

Our shares of common stock, warrants and stock options outstanding as at March 26, 2020, December 31, 2019, December 31, 2018, and December 31, 2017 were as follows:

	March 26, 2020	December 31, 2019	December 31, 2018	December 31, 2017
Common Shares	46,704,117	45,844,117	46,245,917	47,782,417
Warrants	-	1,250,000	1,250,000	1,250,000
Stock Options	2,615,000	2,615,000	2,615,000	2,615,000
Fully diluted	49,319,117	49,709,117	50,110,917	51,647,417

Subsequent to December 31, 2019, 885,000 warrants were exercised for shares, which provided CAD$442,500 of cash.  A further 365,000 shares expired unexercised.  In addition, 25,000 shares which were held in treasury at December 31, 2019 were cancelled.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $0.6 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2020 budget to carry out our plan of operations is approximately $900,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2020.  However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2019.

Going Concern

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $2,247,957 for the year ended December 31, 2019, it has an accumulated a deficit of $24,673,390.  Results for the year ended December 31, 2019 are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

C. Research and Development, Patents and Licenses

As Xtra-Gold is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D. Trend Information

Gold prices closed in 2019 at $1,515 per ounce, above the 2019 average of $1,392 per ounce.  The low for 2019 occurred in April, with prices gradually increasing from that point. We continue to see positive indicators for gold prices in the future.

Comments from the World Economic Forum in Davos indicated concern that growth in the U.S. and Europe is not sustainable, even in a low-interest environment.  Tightening by central banks could complicate efforts to sustain growth.  Some commodity analysts believe that these economic conditions are very positive for the gold market.

Bloomberg reports "Gold has been rallying despite record highs in the S&P 500, supported by the recent pull-back in the U.S. trade-weighted dollar.  Plunging bond yields are a primary companion of the advancing metal. Our take-away is that peaks in the dollar and stocks -- typical gold nemeses -- would provide catalysts for a next leg higher in the store of value."

The recent WHO-declared coronavirus pandemic has created a significant amount of economic uncertainty across the world.  While gold prices originally surged with this announcement, prices have fallen back recently with a global asset sell off.  Indicators are of significant spending programs by all governments to combat this issue while supporting national economies.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2019 and previous two years are as follows:

	2019	2018	2017
High	$ 1,546	$ 1,355	$ 1,346
Low	1,270	1,178	1,151
Average	1,392	1,268	1,257

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  While the US Federal Reserve has continued to express a neutral stance to interest rates, current events have led to significant rate decreases recently.  The focus going forward will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet.  Any further wobble or extension of the time to address the issues related to the pandemic in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies.  Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Currently, Covid-19 has not affected any of the Company's operations in Ghana.  The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

E. Off-Balance Sheet Arrangements

Our company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our company does not have any material contractual obligations as of December 31, 2019.

G. Safe Harbor

This annual report, including all exhibits hereto, contains forward-looking statements and forward-looking information.  Forward-looking statements are with reference to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts. Words such as "anticipates", "expects", "intends", "plans", "forecasts", "projects", "budgets", "believes", "seeks", "estimates", "could", "might", "should", and similar expressions identify forward-looking statements.  Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements.  These statements include comments regarding the establishment and estimates of mineral reserves and mineral resources, production, production commencement dates, productions costs, cash operating costs per ounce, total cash costs per ounce, grade, processing capacity, potential mine life, feasibility studies, development costs, capital and operating expenditures, exploration, the closing of certain transactions including acquisitions and offerings.  All statements, other than statements of historical facts, included in this annual report, our other filings with the SEC and Canadian securities commissions and in news releases and public statements made by our officers, directors or representatives of our company, that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements and forward-looking information.

The following, in addition to the factors described elsewhere in this annual report under "Risk Factors", are among the factors that could cause actual results to differ materially from the forward-looking statements:

 ● unexpected changes in business and economic conditions;

 ● significant increases or decreases in gold prices;

 ● changes in interest rates and currency exchange rates;

 ● unanticipated grade changes;

 ● changes in metallurgy;

 ● access and availability of materials, equipment, supplies, labor and supervision, power and water;

 ● determination of mineral resources and mineral reserves;

 ● availability of drill rigs; changes in project parameters;

 ● costs and timing of development of new mineral reserves; results of current and future exploration activities;

 ● results of pending and future feasibility studies; joint venture relationships;

 ● political or economic instability, either globally or in the countries in which we operate;

 ● local and community impacts and issues;

 ● timing of receipt of government approvals; accidents and labor disputes; environmental costs and risks; and

 ● competitive factors, including competition for property acquisitions; and availability of capital at reasonable rates or at all.

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

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth, as of December 31, 2019, the names of the directors and senior management of Xtra-Gold.  Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas Manager Director, Ghana Operations	53	President and CEO Xtra-Gold Resources Corp., and Manager Director of Ghana Operations	January 3, 2009	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	34	Vice President Palisade Global Investments	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	55	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	81	Retired businessman	June 11, 2011	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Yves P. Clement (5)(6) Vancouver, British Columbia Vice-President, Exploration	54	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	Director of Tartisan Nickel Corp. since January 2016 (CSE:TN)
Victor Nkansa (5)(6) Accra, Ghana Vice-President, Ghana Operations	61	Chief Financial Officer and Vice-President, Ghana Operations of Xtra-Gold Resources Corp.	December 22, 2009	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	61	Senior Market Manager, Unum	June 22, 2015	none

(1) Member of Audit Committee.  All members of the Audit Committee are financially literate and all members are independent.  "Financially literate" and "independent" have the meaning ascribed to those terms in National Instrument 52-110 - Audit Committees and in the Marketplace Rules of the NASDAQ (National Association of Securities Dealers Automated Quotations).

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

James Longshore

President and CEO, Manager Director of Ghana Operations

Mr. Longshore was elected as a director of our company in June 2014. He is a co-founder of Xtra-Gold and formerly served as our company's President, Chief Executive Officer and Chief Financial Officer from March 4, 2007 to June 1, 2010 and a director from September 1, 2006 to June 1, 2010. Effective September 23, 2015, Mr. Longshore became Chief Executive Officer and Chairman of the Board.  Mr. Longshore has been overseeing our operations in Ghana as the Managing Director of our subsidiaries, XG Mining and XGEL since 2009. Mr. Longshore has more than 25 years of business investment experience in resource companies.

During 2017, Mr. Longshore was a director of Hempco Food and Fiber Inc and in 2019 became a director of Good2go2 Corp.  During the prior five years, Mr. Longshore has not been an officer and/or director of any other public companies, other than Hempco Food and Fiber Inc. and Good2go2 Corp.

As of the date of this annual report, Mr. Longshore devotes a majority of his time in consulting services to our company on a month-to-month basis (see "Termination of Employment, Change in Responsibilities and Employment Contracts - Consulting Arrangements with Managing Director of Ghana Operations"). Mr. Longshore oversees the administrative and exploration activities relating to our projects. Mr. Longshore has not entered into a non-competition and non-disclosure agreement with our company.

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

Mr. Laviolette is currently employed as Vice President for Palisade Global Investments. His responsibilities include market/portfolio analysis, appraising and vetting assets on a technical basis, providing valuation estimates, and reviewing corporate financial statements. In addition, Denis serves as President of Palisade Resources Corp and CEO of Goldspot Discoveries Inc. Mr. Laviolette was employed as a mining analyst with Pinetree Capital Ltd. ("Pinetree") in Toronto since February 2014 to September 2015.  His responsibilities at Pinetree include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing and summarizing technical reports on resources, feasibility and corporate financial statements.

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

Yves Pierre Clement, P. Geo.

Vice-President, Exploration

Mr. Clement was appointed Vice-President, Exploration of our company in May 2006.  Mr. Clement has over 30 years experience in the generation, evaluation and development of a wide variety of mineral resources hosted by a broad spectrum of geological environments in Canada, South America, and Africa.  Before joining our company, Mr. Clement was senior project geologist for Lake Shore Gold Corp. in the Timmins lode gold camp from August 2005 to April 2006 and was formerly exploration manager for Aurora Platinum Corp.'s Sudbury operations from August 2000 to July 2005.  Before joining Aurora, Mr. Clement was senior project geologist/exploration manager for Southwestern Resources Corp. where he was responsible for the generation of precious and base metal exploration opportunities in Peru and Chile.  Mr. Clement's experience will allow us to further maximize the value of our existing portfolio of projects, as well as allowing us to expand our strategy of growth through strategic acquisitions.

As of the date of this annual report, Mr. Clement devotes approximately 70% of his time in consulting services to our company pursuant to a management consulting agreement (see "Management Consulting Agreements - Management Consulting Agreement with Vice-President, Exploration"). He provides 30% of his time to unrelated companies.  Mr. Clement has not entered into a non-competition and non-disclosure agreement with our company.

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

As at the date of this annual report, Mr. Nkansa devotes a variable amount of his time in consulting services to our company on a month to month "as needed" basis (see "Termination of Employment, Change in Responsibilities and Employment Contracts - Consulting Arrangements with Vice-President, Ghana Operations").  Mr. Nkansa has not entered into a non-competition and non-disclosure agreement with our company.

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

B. Compensation

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2019.

No part of this compensation was paid pursuant to a profit sharing plan.  There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)		Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director President and CEO Manager Director of Ghana Operations	2019 2019 2019	- - 319,683	(2) (3)	- - -	- - -	- - 319,683
Denis Laviolette	Director	2019	-		-	-	-
Peter Minuk	Director Secretary and Treasurer	2019 2019	2,257 4,514	(1) (1)	- -	- -	2,257 4,514
James H. Schweitzer	Director	2019	-		-	-	-
Yves P. Clement	Vice-President, Exploration	2019	112,860	(1)(2)	-	-	112,860
Victor Nkansa	Vice-President, Ghana Operations Chief Financial Officer	2019 2019	65,218 -	(2)(3)	- -	- -	65,218 -
Hans Julian Morsches	Director	2019	-		-	-	-

(1) The compensation noted above under "Total Compensation" was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7524.

(2) See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for consulting arrangements and/or consulting contracts with our company.

(3) The compensation noted above under "Total Compensation" was paid in Ghanaian cedi and was translated at the average exchange rate of C$1.00 = US$0.1868.

Stock Options Granted in 2019

During our fiscal year ended December 31, 2019, we did not grant stock options to senior management or directors.

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2019

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

During the fiscal year, our Compensation Committee considered and determined the compensation be paid to James Longshore as noted under "Consulting Arrangements with President and Chief Executive Officer". In determining the compensation to be paid to Mr. Longshore, our Compensation Committee considered a number of factors including the scope of his duties and responsibilities to our company, the time he devotes to our business, his length of services to our company and industry standards for compensation paid for similar positions in other comparable reporting companies.  Our Compensation Committee did not consult with any experts or other third parties in fixing the amount of Mr. Longshore's compensation.

During the fiscal year, Mr. Longshore received a compensation package, through Brokton International Ltd., for providing his consulting services as Managing Director to XG Mining and XGEL as noted under "Consulting Arrangements with Managing Director of Ghana Operations".  Mr. Longshore was reimbursed for out-of-pocket expenses incurred on behalf of our company in connection with carrying out his duties and responsibilities.  The terms of any future compensation to be paid to Mr. Longshore will be determined by our Compensation Committee.  At such time, our Compensation Committee will consider a number of factors in determining Mr. Longshore's compensation including the scope of his duties and responsibilities to our company and our subsidiaries, the time he devotes to our business, his length of service to our company and industry standards for compensation paid for similar positions in other comparable reporting companies and whether to consult with any experts or third parties in fixing such compensation.

During the fiscal year, our Compensation Committee considered and determined compensation be paid to Mr. Clement as noted under "Management Consulting Agreement with Vice-President, Exploration".  In determining the compensation to be paid to Mr. Clement, our Compensation Committee considered a number of factors including the scope of his duties and responsibilities to our company and our subsidiaries, the time he devotes to our business, his length of service to our company and industry standards for compensation paid for similar positions in other comparable reporting companies.  Our Compensation Committee did not consult with any experts or other third parties in fixing the amount of Mr. Clement's compensation.

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

The consulting services of James Longshore, as our Managing Director of Ghana Operations is provided by Brokton International Ltd. through which he oversees administrative and exploration activities relating to our projects. As of the date of this annual report, Brokton International Ltd. provides Mr. Longshore's services to our company on a month-to-month basis and is paid $10,000.00 per month to provide the foregoing services.  Brokton International Ltd. is reimbursed for certain expenses incurred by Mr. Longshore in performing his duties to our Ghanaian subsidiaries. There is no provision for a payment to be made to Brokton International Ltd. if Mr. Longshore's services are terminated without cause or for additional compensation in the event of a change in responsibilities.

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

His primary responsibilities are the provision of accounting services and assisting with the facilitation of obtaining mining leases, operating permits and prospecting license or renewals with respect to our property interests and acting as our primary liaison with the Government of Ghana.  He also provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties.  As of the date of this annual report, our Vice-President, Ghana Operations is paid 15,000 Cedis (US$3,000) per month by XG Mining to provide his consulting services on a month to month "as needed" basis.  The Vice President, Ghana Operations is also eligible for bonuses based on gold production. There is no provision for a payment to be made to our Vice-President, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors' approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects.  As of the date of this annual report, Mr. Clement is paid CAD$12,500 (USD$9,405 ) per month to provide the foregoing services.  He is reimbursed for certain expenses incurred in performing his duties to our company.  There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

Board Committees

Our Board of Directors has established three committees, an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and a nominating and corporate governance committee (the "Nominating and Corporate Governance Committee").  The members of these committees do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any cash remuneration for acting as members of the committees, however committee members may be awarded additional stock options for each committee served on.  There are no director service contracts between Xtra-Gold and its directors providing for benefits upon termination of employment.  The members of these committees are comprised entirely of independent non-related directors.

Our Board of Directors has adopted a written charter for the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee as summarized below.

Audit Committee

While we are not currently subject to any law, rule or regulation in the United States requiring that we establish or maintain an audit committee, as a reporting issuer in Canada, we are required to comply with National Instrument 52-110 - Audit Committees ("NI 52-110"), adopted by the Canadian Securities Administrators, which states in part that every issuer must have an audit committee that complies with the requirements of the instrument.  Prior to our company becoming a reporting issuer in Canada in November 2010, our Board of Directors determined it advisable and in the best interests of our shareholders to establish an audit committee (the "Audit Committee") in November 2009.

Our Audit Committee assists our Board of Directors in fulfilling its oversight responsibility relating to:

● the integrity of our financial statements;

● our compliance with legal and regulatory requirements; and

● the qualifications and independence of our independent registered public accountants.

Our Audit Committee has adopted a written charter pursuant to which the Audit Committee provides:

● an independent review and oversight of our company's financial reporting processes, internal controls and independent auditors;

● a forum separate from our management in which auditors and other interested parties can candidly discuss concerns.  By effectively carrying out its functions and responsibilities, our Audit Committee helps to ensure that:

 ● our management properly develops and adheres to a sound system of internal controls;

 ● procedures are in place to objectively assess our management's practices and internal controls; and

 ● the outside auditors, through their own review, objectively assess our company's financial reporting practices.

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company.

Our Audit Committee is composed of three directors; namely James Schweitzer, who is also Chair of our Audit Committee, Denis Laviolette and, Hans Julian Morsches all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Board of Directors Independence

Our Board of Directors consists of five members; namely, James Longshore (Chair), Peter Minuk, James Schweitzer, Denis Laviolette and, Hans Julian Morsches.  Our Board of Directors has determined that James Schweitzer, Denis Laviolette and, Hans Julian Morsches are independent within the within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX.  James Longshore and Peter Minuk are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a "material relationship" with our company.

Nominating and Corporate Governance Committee

We established our Nominating and Corporate Governance Committee in November 2009.  The Nominating and Corporate Governance Committee has adopted a written charter pursuant to which the committee:

● recommends the slate of director nominees for election to our Board of Directors;

● identifies and recommends candidates to fill vacancies on our Board of Directors;

● reviews the composition of our Board of Directors' committees; and

● monitors compliance with, reviews and recommends changes to our various corporate governance policies and guidelines.

This committee also prepares and supervises our Board of Directors' annual review of director independence and our Board of Directors' annual self-evaluation.  The Nominating and Corporate Governance Committee is composed of three directors; namely James Schweitzer, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

A majority of the persons serving on our Board of Directors must be "independent".  The Nominating and Corporate Governance Committee has considered transactions and relationships between each director or any member of his immediate family and us or our affiliates, including those reported under "Related Party Transactions" below and also reviewed transactions and relationships between directors or their affiliates and members of our senior management or their affiliates.  As a result of this review, the committee affirmatively determined that each of Messrs. Schweitzer, Laviolette and, Morsches are independent.

Nomination of Directors

The Nominating and Corporate Governance Committee considers all qualified candidates for our Board of Directors identified by members of the committee, by other members of our Board of Directors, by senior management and by our stockholders.  The committee reviews each candidate including each candidate's independence, skills and expertise based on a variety of factors, including the person's experience or background in management, finance, regulatory matters and corporate governance.  When identifying nominees to serve as director, the Nominating and Corporate Governance Committee seeks to create a Board of Directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.  In addition, before nominating an existing director for re-election to our Board of Directors, the Nominating and Corporate Governance Committee considers and reviews an existing director's Board of Directors' and committee meeting attendance and performance, length of Board of Directors' service, experience, skills and contributions that the existing director brings to our Board of Directors, equity ownership in our company and independence.

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

Diversity Policy

Policies Regarding the Representation of Women on the Board

The members of our company's Board have diverse backgrounds and expertise and were selected on the belief that the company and its stakeholders would benefit from such a broad range of talent and experiences.  The Board considers merit as the key requirement for board appointments.  Our company has not adopted a written diversity policy and has sought to attract and maintain diversity at the Board level informally through the recruitment efforts of management in discussion with directors prior to proposing nominees to the Nominating and Corporate Governance Committee and to the Board as a whole for consideration.

Consideration of the Representation of Women on the Board and in Executive Officer Appointments

In identifying suitable Board nominees or in selecting and assessing candidates for executive positions, candidates will be considered on merit against objective criteria regarding business experience, skill sets, competencies, technical expertise, sector specific knowledge and with due regard for the benefit of diversity including the level of representation of women in these capacities.  As the need for new directors or executive officers arises, the Corporate Governance Committee assesses candidates on the basis of industry experience and business acumen with specific knowledge of mineral exploration and development or other areas (such as finance, West African market experience) as desired at that particular time by the company, the Board and its committees.  Board candidates are also evaluated against the area of expertise of existing members so new appointments may contribute to expanding the Board's breadth of experience.

Company's Targets for Women on the Board and in Executive Officer Positions

Presently, none of the company's directors and none of the executive officers of the company and of its major subsidiaries are women.  Diversity including gender, age, nationality, cultural and educational background, business knowledge and other experience, are among the factors that the Corporate Governance Committee considers in identifying and selecting candidates for the Board and executive positions. For example, with the majority of the company's operations being located in West Africa, one of the executive officers is Ghanaian.  Taken together, these diverse skills and backgrounds help to create a business environment that encourages a range of perspectives in which all employees and directors are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude. As a result, the Corporation has not adopted targets based on any specific area of diversity and does not set targets for women on the Board or in executive officer positions.

Compensation Committee

We established a Compensation Committee in November 2009.  The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans.  Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee's charter authorizes the committee to retain an independent consultant, no third party compensation consultant was engaged for 2019.  The Compensation Committee is composed of three directors; namely James Schweitzer, who is also Chair of our Compensation Committee, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

D. Employees

As at the date of this annual report, our company has no salaried employees.  Our President, Chief Executive Officer, and General Manager of our Ghanaian subsidiaries provides our company with his consulting services and devotes approximately 80% of his time to our company.  Our Chief Financial Officer and Vice-President, Ghana Operations provides our company with his consulting services and devotes approximately 80% of his time to our company.  Our Vice-President, Exploration provides our company with his consulting services and devotes approximately 70% of his time in consulting services to our company.  We also engage the consulting services of our Secretary and Treasurer with respect to corporate and administrative services who devotes a variable percentage of his time to our company on an "as needed" basis.

E. Share Ownership

The following table sets forth, as of the date of this annual report, the number of common shares of our company beneficially owned by the directors and members of senior management of Xtra-Gold, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	4,330,855	10.1%	10.1%
Denis Laviolette (4)	common	-	0.3%	0.3%
Peter Minuk (5)	common	20,000	0.4%	0.4%
James H. Schweitzer (6)	common	250,000	0.8%	0.8%
Yves P. Clement (7)	common	-	1.2%	1.2%
Victor Nkansa (8)	common	-	0.2%	0.2%
Hans Julian Morsches (9)	common	125,000	0.6%	0.6%
Directors and Officers as a Group		4,725,855	13.8%	13.8%

(1) Based on 46,704,117 common shares outstanding as at March 26, 2020 and as if all of the options held by directors and officers (1,982,000 as a group) were exercised converted to common shares.

(2) Based on 46,704,117 common shares outstanding as at March 26, 2020 and as if only the vested options (1,982,000 as a group) and were exercised converted to common shares.

(3) James Longshore owns 4,330,855 common shares of which 1,020,000 common shares are owned directly, 2,050,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 1,260,855 common shares are owned indirectly through Sausilito Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore.  Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table. Mr. Longshore holds a total of 607,000 stock options with exercise prices and expiry dates as set out in the table below.

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

Options to Purchase Securities

10% Rolling Stock Option Plan

On May 12, 2011, our Board of Directors considered and believed that it was advisable and in the best interests of our company to terminate our fixed 2005 Equity Incentive Compensation Plan and authorized, approved and adopted our 10% rolling stock option plan (the "Option Plan").  Our Option Plan was approved by our shareholders at our annual and special shareholders' meeting held on June 10, 2011 and we received final acceptance of our Option Plan from the TSX on July 13, 2011.  In accordance with TSX policy, all unallocated options or other entitlements to a compensation arrangement which does not have a fixed number of securities reserved for issuance must be approved every three years by our Board of Directors and our shareholders.  On March 26, 2014, our Board of Directors approved our Option Plan for a further three year period (the "2014 Plan").  The 2014 Plan was approved by our shareholders at our annual and special meeting of shareholders held on June 19, 2014 and we received final acceptance of our 2014 Plan from the TSX on June 26, 2014.  On March 28, 2017, our Board of Directors approved our Option Plan for a further three year period (the "2017 Plan").  The 2017 Plan was approved by our shareholders at our annual and special meeting of shareholders held on May 16, 2017 and we received final acceptance of our 2017 Plan from the TSX on May 16, 2017.  On March 26, 2020, our Board of Directors approved our Option Plan for a further three year period (the "2020 Plan").  The 2020 Plan will be presented to our shareholders at our annual and special meeting of shareholders to be held in June 2020 for their approval.

Pursuant to our Option Plan, our company may issue no more than 10% of our issued and outstanding common shares in the aggregate from time to time, and a maximum of 5% of the common shares may be issued to any one director, officer, key employee or other eligible person, except consultants, in any 12 month period, unless disinterested stockholder approval is obtained.  The maximum number of common shares that may be issued to a consultant under our Option Plan in a 12 month period shall not exceed 2% of the common shares outstanding.  The number of securities issuable to our company's insiders (as defined in National Instrument 55-104 - Insider Reporting Requirements), at any time, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities and the number of securities issued to insiders, within any one-year period, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities.  Common shares used for stock grants and our Option Plan options may be authorized and unissued common shares or common shares reacquired by our company.  Common shares covered by our Option Plan options which terminate unexercised or common shares subject to stock awards which are forfeited or cancelled will again become available for grant as additional options or stock awards, without decreasing the maximum number of common shares issuable under our Option Plan.

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated.  As at the date of this annual report, 4,670,412 common shares have been reserved for issuance under our Option Plan.  As at the date of this annual report, there are 2,615,000 options outstanding to purchase an aggregate of 2,615,000 common shares, representing 57% of the 46,704,117 common shares currently outstanding.  Options to purchase 2,055,412 common shares are currently available for grant under our Option Plan, being 10% of the 46,704,117 common shares currently outstanding less the 2,615,000 shares reserved for the 2,615,000 options currently outstanding.

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

As a group, seven officers and directors hold 1,982,000 stock options as at December 31, 2019.

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

Our company's registered shareholders' list for our common shares, dated March 23, 2020, showed 141 registered shareholders and

46,704,117 shares outstanding of which 13 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,286,252 common shares representing 73% of the issued and outstanding shares of Xtra-Gold.

The following table lists the only persons or companies, known by our company, to beneficially own more than 5% of our voting securities.  There has been no significant change in the percentage ownership held by any major shareholders during the past three years.  Our company's major shareholders do not have different voting rights.

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS

James Longshore (1)(2)	common	4,937,855	10.0%	(2)
Leon van der Merwe	common	5,107,851	10.4%

(1) James Longshore owns 4,330,855 common shares of which 1,020,000 common shares are owned directly, 2,050,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 1,260,855 common shares are owned indirectly through Sausilito Ltd. is a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore.  Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table.  Mr. Longshore holds a total of 607,000 stock options with exercise prices and expiry dates as set out in the table under "Stock Options Outstanding".

(2) Based on 46,704,117 common shares outstanding as at March 26, 2020 and as if all 2,615,000 stock options were exercised.

B. Related Party Transactions

During the years ended December 31, 2019, 2018 and 2017, the Company entered into the following transactions with related parties:

	December 31, 2019	December 31, 2018	December 31, 2017

Consulting fees paid or accrued to officers or their companies	$701,957	$850,028	$610,821
Directors' fees	2,257	2,316	2,310

Stock option grants to officers and directors	-	-	610,000
Stock option grant price range	-	-	$0.24

Of the total consulting fees above, $399,365 (December 31, 2018 - $548,585, December 31, 2017 - $318,456) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $199,683 (December 31, 2018 - $274,292, December 31, 2017 - $159,228) of this amount.  As at December 31, 2019, a prepaid balance of $83,592 (December 31, 2018, $53,632 balance payable, December 31, 2017 - $47,924 balance payable) exists to this related company and $3,800 (December 31, 2018 - $3,800, December 31, 2017 - $5,000) remains payable to the related party for expenses earned for work on behalf of the Company.

During 2019 and 2018 the Company did not grant stock options to insiders.  During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30).  A total of $75,502 was included in consulting fees related to these options.

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

The Company is a party to two pending lawsuits.  The first lawsuit claims mining activities of the Company are illegal and cause substantial environmental damage to the community.  The second lawsuit claims that all leases issued to mining companies in Ghana violate the Ghana Constitution and are therefore illegal.  The Company will defend itself in each of these lawsuits if required, and believes both cases are completely without merit and frivolous.

The Company may be subject to legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On July 23, 2019, Minerals Commission issued four invoices totaling $4,654,800 to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for four of our concessions (Muoso, Banso, Pameng and Apapam), which Minerals Commission indicated were related to the period from 2013 to 2018, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  We responded to Minerals Commission (the "Letters") on September 23, 2019, objecting to the four improper invoices.  Our Letters outline the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letter.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

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

B. Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2019, other than property update activities as reported in Note 6 to our financial statements for the year ended December 31, 2019 which are disclosed in this annual report.

Item 9. The Offering and Listing

A. Offering and Listing Details

Our common shares have traded on the TSX under the trading symbol "XTG" since November 23, 2010, following the completion of our initial public offering in Canada.  Our common shares are quoted from broker dealers on the OTC Bulletin Board under the symbol "XTGRF".  There is currently only a limited trading market for shares of our common shares.  There is no assurance that the market for our common shares on the OTC Bulletin Board or TSX will develop into active trading markets.

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

FOR THE FINANCIAL YEAR ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2019	$0.63	$0.31	$0.48	$0.23
December 31, 2018	$0.43	$0.20	$0.45	$0.15
December 31, 2017	$0.35	$0.19	$0.27	$0.12
December 31, 2016	$0.55	$0.20	$0.42	$0.14
December 31, 2015	$0.295	$0.175	$0.22	$0.123

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the full financial quarters for the three most recent full financial years.

FOR THE FINANCIAL QUARTER ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2019	$0.60	$0.42	$0.48	$0.33
September 30, 2019	$0.63	$0.36	$0.47	$0.27
June 30, 2019	$0.40	$0.31	$0.31	$0.23
March 31, 2019	$0.46	$0.32	$0.35	$0.24
December 31, 2018	$0.43	$0.25	$0.45	$0.18
September 30, 2018	$0.30	$0.23	$0.23	$0.17
June 30, 2018	$0.30	$0.23	$0.23	$0.15
March 31, 2018	$0.28	$0.20	$0.21	$0.17
December 31, 2017	$0.28	$0.19	$0.23	$0.14
September 30, 2017	$0.32	$0.25	$0.27	$0.20
June 30, 2017	$0.27	$0.19	$0.21	$0.12
March 31, 2017	$0.35	$0.23	$0.27	$0.17

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the most recent six months.

FOR THE MONTH ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
February 29, 2020	$0.58	$0.53	$0.45	$0.40
January 31, 2020	$0.60	$0.54	$0.46	$0.41
December 31, 2019	$0.60	$0.45	$0.48	$0.33
November 30, 2019	$0.48	$0.43	$0.37	$0.34
October 31, 2019	$0.51	$0.42	$0.40	$0.35
September 30, 2019	$0.63	$0.46	$0.47	$0.33

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies.  Our common shares fluctuated during 2019 from a low of CAD$0.31 to a high of CAD$0.63 and during the most recent six months our common shares fluctuated from a low of CAD$0.42 to a high of CAD$0.60.  Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration.  There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

B. Memorandum and Articles of Association

Our company was incorporated in Nevada on September 1, 1998 (see "Corporate History" under Item 4. Information on our Company for further details).

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

BVI has no system of exchange controls.  There are no BVI restrictions on the repatriation of capital or earnings of a BVI public company to non-resident investors.  There are no laws in BVI or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the issuer's securities.

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

U.S. Holders and Non-U.S. Holders

As used herein, a "U.S. Holder" means a holder of our common shares who is: a citizen, or an individual resident (as defined under United States tax laws), of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if:

● a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions; or

● the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.

This discussion is limited to U.S. Holders who hold our common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

As used herein, a "Non-U.S. Holder" means a holder of our common shares that is not a U.S. Holder and who holds our common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

This discussion does not address the U.S. federal income tax consequences applicable to U.S. Holders and Non-U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:

● tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

● financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

● dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method;

● U.S. Holders that have a "functional currency" other than the U.S. dollar;

● U.S. Holders and Non-U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

● U.S. Holders and Non-U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

● U.S. Holders and Non-U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; or

● U.S. tax expatriates or former long-term residents of the U.S.

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

Treatment of our Company as a U.S. Corporation for Tax Purposes Following the Continuation

The Continuation of our company from Nevada to the BVI resulted in the application of the U.S. "corporate inversion" rules.  United States federal income tax law with respect to corporate inversions provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for all purposes of the Code.  An inversion can occur in certain transactions in which a non-U.S. corporation acquires substantially all of the assets of or equity interests in a U.S. corporation, if, after the transaction, former equity owners of the U.S. corporation own 80% or more of the stock, by vote or by value, in the non-U.S. corporation.  Our company believes that these conditions have been met as a result of the Continuation.

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

Material U.S. Federal Income Tax Consequences of the Continuation

The Continuation was treated as a tax-free reorganization pursuant to Section 368(a)(1)(F) of the Code, and was therefore not taxable to our company.  Moreover, U.S. Holders and Non-U.S. Holders will not recognize gain or loss on our common shares as a result of the Continuation.  Accordingly, such Holders' tax bases in and holding periods for our common shares after the Continuation will be the same as their tax bases in and holding periods for our common shares before the Continuation.  Our company and our shareholders may be required to report certain information to the IRS in connection with the Continuation.  Accordingly, U.S. Holders and Non-U.S. Holders should consult with their own tax advisors regarding any statements or information reporting to the IRS in connection with the Continuation.

Material U.S. Federal Income Tax Considerations of Owning Shares after the Continuation

U.S. Holders

Distributions on Shares

For United States federal income tax purposes, the gross amount of any distribution (including non-cash property) paid by our company (including BVI taxes withheld therefrom, if any) with respect to shares generally will be included in the gross income of a U.S. Holder as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  To the extent that the amount of any distribution exceeds our company's current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the shares and to the extent that such distribution exceeds the U.S. Holder's adjusted tax basis in the shares, will be taxed as a capital gain (see "Capital Gains and Losses" below).  Dividends received by non-corporate U.S. Holders will be subject to United States federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning on or before December 31, 2012 if certain conditions are met.  These conditions include the U.S. Holder's satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as "investment income" for purposes of the investment interest deduction rules.  Unless the reduced rate provision is extended by subsequent legislation, dividends received on or after January 1, 2013 will be taxed at ordinary income rates.

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

  Section 246A of the Code, which reduces the dividends received deduction allowed to a corporate U.S. Holder that has incurred indebtedness that is "directly attributable" to an investment in portfolio stock;
  Section 246(c) of the Code, which, among other things, disallows the dividends received deduction in respect of any dividend on a share of stock that is held for less than the minimum holding period; and
  Section 1059 of the Code, which, under certain circumstances, reduces the basis of stock for purposes of calculating gain or loss in a subsequent disposition by the portion of any "extraordinary dividend" (as defined in the Code) that is eligible for the dividends received deduction.

Dispositions of Shares

Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of shares generally will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the shares and the amount realized on the disposition (see "Capital Gains and Losses" below).  Any such gain or loss that a U.S. Holder recognizes will generally be treated as U.S.-source income or loss.

Capital Gains and Losses

A capital gain or loss may be realized with respect to a disposition of shares, as described above.  The amount of the capital gain or loss will be equal to the difference between the U.S. Holder's adjusted tax basis in the shares and the amount realized on the transaction.  Net capital gains (i.e. capital gains in excess of capital losses) recognized by a non-corporate U.S. Holder (including an individual) on capital assets that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15% (which is scheduled to increase to a maximum rate of 20% on January 1, 2013 unless the reduced rate is extended by subsequent legislation).  Deductions for capital losses are subject to certain limitations.

Foreign Tax Credit

Generally, a U.S. Holder who pays (or has withheld from distributions) non-U.S. income tax with respect to stock he or she owns is entitled to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it is more advantageous to claim a credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

In addition, this limitation is calculated separately with respect to specific "baskets" of income.  Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  Unused foreign tax credits can generally be carried back one year and carried forward ten years.

In this situation, however, it is unclear whether BVI tax paid or withheld on distributions on our shares (if any) will be creditable for U.S. federal income tax purposes because following the Continuation, we will be treated as a U.S. domestic corporation for U.S. tax purposes.  The IRS may take the position that distributions on our shares are U.S.-source income and thus BVI income tax withheld on distributions is not creditable against a U.S. Holder's United States federal income tax liability.  U.S. Holders should consult their own tax advisors concerning their ability to utilize foreign tax credits in this context.

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

Information Reporting and Backup Withholding Tax

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (under current law), if a U.S. Holder:

● fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9);

● is notified by the IRS that such U.S. Holder has previously failed to properly report interest and dividend income; or

● fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, and that such U.S. Holder is a U.S. person.

However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

New Tax on Net Investment Income

For tax years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts whose income exceeds certain thresholds will be required to pay an additional 3.8% tax on "net investment income", which includes, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business).  U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of this tax on net investment income on their ownership and disposition of our shares.

Non-U.S. Holders

Distributions on Shares

The gross amount of any distribution by our company to a Non-U.S. Holder with respect to shares is treated first as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  To the extent that the amount of any distribution exceeds our company's current and accumulated earnings and profits for a taxable year, the distribution is treated as a tax-free return of capital to the extent of the Non-U.S. Holder's adjusted tax basis in shares.  Then, to the extent that such distribution exceeds the Non-U.S. Holder's adjusted tax basis in shares, it is taxed as gain from the sale or exchange of the Non-U.S. Holder's shares (see "Dispositions of Shares", below).

Any such distribution that constitutes a dividend is treated as U.S.-source gross income for Non-U.S. Holders of shares, and is subject to withholding under Section 1441 of the Code (unless it is treated as "effectively connected" income as described below).  The withholding rate under the Code on dividends is generally 30%, but may be reduced pursuant to a treaty.  Any dividend income that is "effectively connected" with a Non-U.S. Holder's conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder) will not be subject to the withholding tax described in this paragraph but instead will be taxed as described in the second bullet point and the remaining discussion under the heading "Dispositions of Shares" below.  Non-U.S. Holders will be required to provide specific documentation to claim a treaty exemption or reduced rate of withholding with respect to the distribution.  Non-U.S. Holders should also review the discussion of the new FATCA rules, below.

Dispositions of Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of shares unless:

● such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

● such gain is effectively connected with such Non-U.S. Holder's conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); or

● the common shares constitute a U.S. real property interest by reason of the company's status as a "United States real property holding corporation" for U.S. federal income tax purposes.

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

Backup Withholding and Information Reporting

Generally, our company must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid and the amount of tax, if any, withheld with respect to those payments.  These information reporting requirements apply even if withholding is not required.  Pursuant to tax treaties or other agreements, the IRS may make such information available to tax authorities in the Non-U.S. Holder's country of residence.  The payment of proceeds from the sale of our shares by a broker to a Non-U.S. Holder is generally not subject to information reporting if:

● the Non-U.S. Holder certifies his, her or its non-U.S. status under penalties of perjury by providing a properly executed IRS Form W-8BEN, or otherwise establish an exemption; or

● the sale of our common shares is effected outside the U.S. by a foreign office of a broker, unless the broker is:

 ● a U.S. person;

 ● a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the U.S.;

 ● a "controlled foreign corporation" for U.S. federal income tax purposes; or

 ● a foreign partnership more than 50% of the capital or profits interest of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

A backup withholding tax may apply to amounts paid to a Non-U.S. Holder if the Non-U.S. Holder fails to properly establish its foreign status on the applicable IRS Form W-8 or if certain other conditions are met.  Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

FATCA

New U.S. legislation signed into law on March 18, 2010 (the Foreign Account Tax Compliance Act ("FATCA")) substantially changes the withholding and reporting rules applicable to Non-U.S. Holders who are not individuals that receive certain U.S.-source income, generally effective for payments made after December 31, 2013 (with respect to dividends) and after December 31, 2014 (with respect to gross proceeds from a sale or other disposition).  Certain changes made by FATCA may result in different U.S. federal income tax consequences for Non-U.S. Holders that are not individuals than those described above, including with respect to withholding and information reporting, and distributions on and dispositions of shares.

FATCA imposes a 30% U.S. withholding tax (which may be reduced pursuant to a treaty) on dividends on, or gross proceeds from the sale or other disposition of, shares paid to a Non-U.S. Holder that is a foreign financial institution or certain foreign non-financial entities, unless:

● the foreign financial institution undertakes certain diligence and reporting obligations; or

● the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner.

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

This summary does not apply to a Holder:

● that is a "financial institution" for purposes of the "mark-to-market property" rules;

● to which the "functional currency" reporting rules in subsection 261(5) of the Income Tax Act (Canada) apply;

● an interest in which is a "tax shelter investment"; or

● with respect to whom our company is a "foreign affiliate", all within the meaning of the Income Tax Act (Canada).

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

Qualified Investments

Provided our common shares remain listed on a "designated stock exchange" (within the meaning of the Income Tax Act (Canada) and which currently includes the TSX) at all relevant times, such common shares will be a "qualified investment" under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts.

Notwithstanding that our common shares may be a qualified investment for a trust governed by a tax-free savings account, a registered retirement savings plan or a registered retirement income fund, the holder of a tax-free savings account or the annuitant under a registered retirement savings plan or a registered retirement income fund will be subject to a penalty tax on our common shares held in the tax-free savings account, registered retirement savings plans or registered retirement income funds (as the case may be) if such shares are a "prohibited investment" for the purpose of section 207.01 of the Income Tax Act (Canada).  Our common shares will generally be a "prohibited investment" if the holder of a tax-free savings account or the annuitant of a registered retirement savings plan or a registered retirement income fund does not deal at arm's length with our company for the purposes of the Income Tax Act (Canada) or the holder of a tax-free savings account or the annuitant of a registered retirement savings plan or a registered retirement income fund has a "significant interest" (as defined in the Income Tax Act (Canada)) in our company or a corporation, partnership or trust with which our company does not deal at arm's length for the purposes of the Income Tax Act (Canada).  Such holders are urged to consult their own tax advisors.

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

B. Management's Annual Report on Internal Control over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.  Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls.  Based on this assessment, our management has concluded that as of December 31, 2019, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of RBSM LLP, an independent registered public accounting firm that audited our company's annual financial statements included in this annual report, in connection with internal control over financial report.  Management's report is not subject to attestation by our company's registered public accounting firm pursuant to the rules of the SEC that permit our company to provide only management's report in this annual report.

 D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16 [reserved]

Item 16A Audit Committee Financial Expert

Our Board of Directors has determined that each of James Schweitzer, Denis Laviolette and, Hans Julian Morsches is an "audit committee financial expert" as defined in Item 16.A of Form 20-F.  In general, an "audit committee financial expert" is an individual member of the audit committee who:

• understands generally accepted accounting principles and financial statements;

• is able to assess the general application of such principles in connection with accounting for estimates and accruals;

• has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the company's financial statements;

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

Item 16B Code of Ethics

In December 2009, we adopted a new and expanded code of ethics applicable to our principal executive officer, principal financial and accounting officers and persons performing similar functions.  Our code of ethics is a written standard designed to deter wrongdoing and to promote:

● honest and ethical conduct;

● full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements;

● compliance with applicable laws, rules and regulations;

● the prompt reporting of a violation of our code of ethics; and

● accountability for adherence to our code of ethics.

A copy of our code of ethics was previously filed as an exhibit to our annual report filed on Form 10-K for the year ended December 31, 2009.  We will provide a copy of our code of ethics, without charge, to any person who makes a written request to us at our principal offices.

Item 16C Principal Accountant Fees and Services

During the financial years ended December 31, 2019, 2018 and 2017, RBSM LLP served as the company auditor.

Audit Fees

Audit fees are the aggregate fees billed by RBSM LLP in 2019, 2018, and 2017 for the audit of Xtra-Gold's consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.  The aggregate audit fees billed by our company's external auditors for the year ended December 31, 2019 was $40,000, for the year ended December 31, 2018 was $25,000, and for the year ended December 31, 2017 was $29,000.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company's external auditors that are reasonably related to the performance of the audit or review of our company's quarterly financial statements and are not reported above under "Audit Fees."  Our company did not incur any non-audit fees in 2019.  Our company paid RBSM LLP $12,000 for audit-related fees in the years ended December 31, 2018 and $15,000 for December 31, 2017.

Tax Fees

Tax fees consist of professional services rendered by our company's external auditors for tax compliance and tax advice.  Our company paid RBSM LLP $nil for tax fees for the year ended December 31, 2019, December 31, 2018 and December 31, 2017.

All Other Fees

All other fees consist of fees for other miscellaneous items.  There were no other fees in connection services provided or billed by our company's external auditors in the years ended December 31, 2019, December 31, 2018 and December 31, 2017.

Audit Committee's Pre-approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our company's external auditors.  Under the procedure, our Audit Committee approves the engagement letter with respect to audit, tax and review services.  Other fees are subject to pre-approval by our Audit Committee.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our company commenced a normal course issuer bid on February 9, 2012 (the "2012 Bid"), with the acceptance of the TSX.

Pursuant to the 2012 Bid, our company could purchase 4,045,353 common shares which, at that time, represented approximately 10% of our company's public float.  The 2012 Bid expired on February 8, 2013. Our company purchased an aggregate of 68,300 common shares under the 2012 Bid which were cancelled.

The 2012 Bid and any subsequent normal course issuer bid, as detailed hereunder, are conducted in accordance with Part VI, Sections 628 and 629 of the TSX Company Manual.  All common shares purchased by our company are cancelled.

Our company renewed the 2012 Bid for a further one year period commencing on February 15, 2013 (the "2013 Bid"), with the acceptance of the TSX. Pursuant to the 2013 Bid, our company could purchase 3,957,802 common shares which, at that time, represented approximately 10% of our company's public float.  The 2013 Bid expired on February 14, 2014. Our company purchased an aggregate of 280,000 common shares under the 2013 Bid which were cancelled.

Our company renewed the 2013 Bid for a further one year period commencing on February 17, 2014 (the "2014 Bid"), with the acceptance of the TSX. Pursuant to the 2014 Bid, our company could purchase 4,119,002 common shares which, at that time, represented approximately 10% of our company's public float.  The 2014 Bid expired on February 16, 2015. Our company purchased an aggregate of 533,500 common shares under the 2014 Bid which were cancelled.

Our company renewed the 2014 Bid for a further one year period commencing on October 30, 2015 (the "2015 Bid"), with the acceptance of the TSX. Pursuant to the 2015 Bid, our company could purchase 4,000,000 common shares which, at that time, represented approximately 9.4% of our company's public float.  The 2015 Bid expired on November 5, 2016. Our company purchased an aggregate of 372,500 common shares under the 2015 Bid which were cancelled.

The Company announced in a news release disseminated on December 6, 2016, that, following expiration of the 2015 Bid, it would be renewing the 2016 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2016 Bid"), representing approximately 8.3% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis is 5,327 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  Our company purchased an aggregate of 641,500 common shares under the 2016 Bid which were cancelled.

The Company announced in a news release disseminated on January 9, 2018, that, following expiration of the 2016 Bid, it would be renewing the 2018 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2018 Bid"), representing approximately 10% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis is 5,141 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  Our company purchased an aggregate of 1,536,500 common shares under the 2018 Bid which were cancelled.

The Company announced in a news release disseminated on February 8, 2019, that, following expiration of the 2018 Bid, it would be renewing the 2019 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2019 Bid"), representing approximately 10% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis is 2,837 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  Our company purchased an aggregate of 426,800 common shares at an average price of C$0.41 under the 2019 Bid which were cancelled.

 The Company announced in a news release disseminated on March 12, 2020, that, following expiration of the 2019 Bid, it would be renewing the 2020 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2020 Bid"), representing approximately 10% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis is 5,298 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  All shares purchased under the 2020 Bid will be cancelled.

As of March 26, 2020, the Company had not repurchased any Common Shares under the 2020 Bid.

Further details relating to the 2020 Bid are noted in the table directly below and in the footnotes following the table, which sets forth information as at the date of this annual report.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month 1 (March 12 to date, 2020)	4,000	$0.31	4,000	4,000,000
Total Shares Repurchased	4,000	$0.31	4,000	4,000,000

Footnotes

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

  The results of the 2019 Bid and the details of the 2019 Bid, referred to above, were announced in a news release on March 12, 2020.

Item 16F Change in Registrant's Certifying Accountant

No change during 2019, 2018, or 2017.

Item 16G Corporate Governance

Audit Committee

While we are not currently subject to any law, rule or regulation in the United States requiring that we establish or maintain an audit committee, as a reporting issuer in Canada, we are required to comply with National Instrument 52-110 - Audit Committees ("NI 52-110"), adopted by the Canadian Securities Administrators, which states in part that every issuer must have an audit committee that complies with the requirements of the Instrument.  Prior to our company becoming a reporting issuer in Canada in November 2010, our Board of Directors determined it advisable and in the best interests of our stockholders to establish an audit committee (the "Audit Committee") in November 2009.

Our Audit Committee assists our Board of Directors in fulfilling its oversight responsibility relating to:

● the integrity of our financial statements;

● our compliance with legal and regulatory requirements; and

● the qualifications and independence of our independent registered public accountants.

Our Audit Committee has adopted a written charter pursuant to which the Audit Committee provides:

● an independent review and oversight of our company's financial reporting processes, internal controls and independent auditors;

● a forum separate from our management in which auditors and other interested parties can candidly discuss concerns.  By effectively carrying out its functions and responsibilities, our Audit Committee helps to ensure that:

 ● our management properly develops and adheres to a sound system of internal controls;

 ● procedures are in place to objectively assess our management's practices and internal controls; and

 ● the outside auditors, through their own review, objectively assess our company's financial reporting practices.

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company.

Our Audit Committee is composed of three directors; namely James Schweitzer, who is also Chair of our Audit Committee, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Board of Directors Independence

Our Board of Directors consists of five members; namely James Longshore, Peter Minuk, James Schweitzer, Denis Laviolette and Hans Julian Morsches.  Our Board of Directors has determined that James Schweitzer, Denis Laviolette and Hans Julian Morsches are independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices
("NI 58-101") and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX.  Paul Zyla and Peter Minuk are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a "material relationship" with our company.

Nominating and Corporate Governance Committee

We established our Nominating and Corporate Governance committee in November 2009.  The Nominating and Corporate Governance Committee has adopted a written charter pursuant to which the committee:

● recommends the slate of director nominees for election to our Board of Directors;

● identifies and recommends candidates to fill vacancies on our Board of Directors;

● reviews the composition of our Board of Directors' committees; and

● monitors compliance with, reviews and recommends changes to our various corporate governance policies and guidelines.

This committee also prepares and supervises our Board of Directors' annual review of director independence and our Board of Directors' annual self-evaluation.  The Nominating and Corporate Governance Committee is composed of three directors; namely Schweitzer, Laviolette and Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

A majority of the persons serving on our Board of Directors must be "independent".  The Nominating and Corporate Governance Committee has considered transactions and relationships between each director or any member of his immediate family and us or our affiliates, including those reported under "Certain Relationships and Related Transactions" below and also reviewed transactions and relationships between directors or their affiliates and members of our senior management or their affiliates.  As a result of this review, the committee affirmatively determined that each of Messrs.  Schweitzer, Laviolette and Morsches are independent.

Nomination of Directors

The Nominating and Corporate Governance Committee considers all qualified candidates for our Board of Directors identified by members of the committee, by other members of our Board of Directors, by senior management and by our stockholders.  The committee reviews each candidate including each candidate's independence, skills and expertise based on a variety of factors, including the person's experience or background in management, finance, regulatory matters and corporate governance.  When identifying nominees to serve as director, the Nominating and Corporate Governance Committee seeks to create a Board of Directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.  In addition, before nominating an existing director for re-election to our Board of Directors, the Nominating and Corporate Governance Committee considers and reviews an existing director's Board of Directors' and committee meeting attendance and performance, length of Board of Directors' service, experience, skills and contributions that the existing director brings to our Board of Directors, equity ownership in our company and independence.

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

Compensation Committee

We established a Compensation Committee in November 2009.  The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans.  Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee's charter authorizes the committee to retain an independent consultant, no third-party compensation consultant was engaged for 2010.  The Compensation Committee is composed of three directors; namely James Schweitzer, Denis Laviolette and Hans Julian Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

Item 18 Financial Statements

Our company's consolidated financial statements and notes thereto are stated in United States Dollars (US$) and are prepared in accordance with U.S. GAAP.

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

● Audited Financial Statements for the Years Ended December 31, 2019, 2018, and 2017

 ● Report of Independent Registered Public Accounting Firm dated March 26, 2020

 ● Consolidated Balance Sheets as at December 31, 2019, 2018 and 2017

 ● Consolidated Statements of Operations for the Years Ended December 31, 2019, 2018 and 2017

 ● Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017

 ● Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2019, 2018 and 2017

 ● Notes to the Consolidated Financial Statements

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

/s/ James Longshore
By
James Longshore
President and Chief Executive Officer

Date:    March 27, 2020

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

(expressed in U.S. Dollars, except where noted)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Xtra-Gold Resources Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xtra-Gold Resources Corp. and subsidiaries (The “Company”) as of December 31, 2019, 2018 and 2017 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, 2018 and 2017 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit and expects future losses that raise substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ RBSM LLP

We have served as the Company’s auditor since 2015.

Henderson, Nevada
March 27, 2020

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT	December 31, 2019	December 31, 2018	December 31, 2017

ASSETS
Current
Cash and cash equivalents	$3,981,239	$2,564,125	$1,364,652
Investment in trading securities, at cost of $923,009 (December 31, 2018 - $795,765, December 31, 2017 - $530,829) (Note 4)	887,143	471,723	270,309
Receivables and other assets	177,441	72,171	35,423
Inventory	393,034	150,936	155,391
Total current assets	5,438,857	3,258,955	1,825,775

Restricted cash (Note 7)	296,322	296,322	246,322
Equipment (Note 5)	405,724	500,877	521,563
Mineral properties (Note 6)	734,422	734,422	734,422

TOTAL ASSETS	$6,875,325	$4,790,576	$3,328,082

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	$147,313	$320,184	$237,256
Warrant liability (Note 8)	137,313	115,793	1,000
Asset retirement obligation (Note 7)	158,914	188,228	205,201
Total current liabilities	443,540	624,205	443,457

Total liabilities	443,540	624,205	443,457

Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
45,844,117 common shares (December 31, 2018 - 46,245,917 common shares, December 31, 2017 - 47,782,417 common shares)	45,844	46,246	47,782
Additional paid in capital	31,523,284	31,636,385	31,892,397
Shares in treasury	(9,430)	-	-
Accumulated deficit	(24,673,390)	(26,921,347)	(28,227,530)

Total Xtra-Gold Resources Corp. stockholders' equity	6,886,308	4,761,284	3,712,649
Non-controlling interest	(454,523)	(594,913)	(828,024)

Total equity	6,431,785	4,166,371	2,884,625

TOTAL LIABILITIES AND EQUITY	$6,875,325	$4,790,576	$3,328,082

History and organization of the Company (Note 1)

Continuance of operations (Note 2)

Contingency and commitments (Note 13)

APPROVED ON BEHALF OF THE BOARD

"James Longshore"	"James Schweitzer"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017

EXPENSES
Amortization	$142,323	$138,304	$124,957
Exploration	474,025	466,439	360,997
General and administrative	344,710	282,294	395,068

LOSS BEFORE OTHER ITEMS	(961,058)	(887,037)	(881,022)

OTHER ITEMS
Foreign exchange loss	(40,849)	(234,063)	(29,516)
Interest expense	-	-	(1,008)
Net (loss) gain on trading securities	1,485,100	(31,723)	43,551
Other income	48,476	15,896	9,006
Recovery of gold	1,878,198	2,791,014	1,312,921
Change in fair value warrant derivative liability	(21,520)	(114,793)	-

	3,349,405	2,426,331	1,334,954

Consolidated income for the year	2,388,347	1,539,294	453,932

Net gain attributable to non-controlling interest	(140,390)	(233,111)	(98,077)

Net income attributable to Xtra-Gold Resources Corp.	$2,247,957	$1,306,183	$355,855

Basic income attributable to common shareholders per common share	$0.05	$0.03	$0.01
Diluted income attributable to common shareholders per common share	$0.05	$0.03	$0.01

Basic weighted average number of common shares outstanding	46,095,232	47,089,027	47,948,596
Diluted weighted average number of common shares outstanding	49,589,430	49,405,027	51,339,216

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENT OF EQUITY

(Expressed in U.S. Dollars)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Shares in Treasury	Accumulated Deficit	Non- Controlling Interest	Total

Balance, December 31, 2016	48,174,417	48,174	31,870,683	-	(28,583,385)	(926,101)	2,409,371
Repurchase of shares	(554,000)	(554)	(99,685)	-	-	-	(100,239)
Stock option exercises	162,000	162	18,398	-	-	-	18,560
Stock-based compensation	-	-	103,001	-	-	-	103,001
Income for the year	-	-	-	-	355,855	98,077	453,932
Balance, December 31, 2017	47,782,417	47,782	31,892,397	-	(28,227,530)	(828,024)	2,884,625
Repurchase of shares	(1,536,500)	(1,536)	(289,449)	-	-	-	(290,985)
Stock-based compensation	-	-	33,437	-	-	-	33,437
Income for the year	-	-	-	-	1,306,183	233,111	1,539,294
Balance, December 31, 2018	46,245,917	$46,246	$31,636,385	-	$(26,921,347)	$(594,913)	$4,166,371
Stock-based compensation	-	-	10,642	-	-	-	10,642
Repurchase of shares	(401,800)	(402)	(123,743)	-	-	-	(124,145)
Shares in treasury	-	-	-	(9,430)	-	-	(9,430)
Income for the year	-	-	-	-	2,247,957	140,390	2,388,347
Balance, December 31, 2019	45,844,117	45,844	31,523,284	(9,430)	(24,673,390)	(454,523)	6,431,785

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the year	$2,388,347	$1,539,294	$453,932
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	142,323	138,304	124,957
Change in asset retirement obligation	(29,314)	(16,973)	(10,799)
Stock-based compensation	10,642	33,437	103,001
Change in fair value warrant derivative liability	21,520	114,793	-
Unrealized foreign exchange loss (gain)	(49,478)	9,863	(25,799)
Purchase of trading securities	(801,932)	(556,385)	(169,035)
Proceeds on sale of trading securities	1,921,090	313,386	216,668
Net loss (gain) on sales of trading securities	(1,485,100)	31,723	(43,551)
Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	(105,270)	(36,748)	154,804
Decrease (increase) in inventory	(242,098)	4,455	85,266
Increase (decrease) in accounts payable and accrued liabilities	(172,871)	82,928	(32,357)

Net cash provided by operating activities	1,597,859	1,658,077	857,087

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(47,170)	(117,619)	(299,318)
Net cash used in investing activities	(47,170)	(117,619)	(299,318)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	-	-	18,560
Repurchase of capital stock	(133,575)	(290,985)	(100,239)
Net cash (used in) provided by financing activities	(133,575)	(290,985)	(81,679)

Change in cash and cash equivalents and restricted cash during the year	1,417,114	1,249,473	476,090

Cash and cash equivalents and restricted cash, beginning of the year	2,860,447	1,610,974	1,134,884

Cash and cash equivalents and restricted cash, end of the year	$4,277,561	$2,860,447	$1,610,974

Reconciliation of Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of year	$2,564,125	$1,364,652	$913,562
Restricted cash at beginning of year	296,322	246,322	221,322
Cash and cash equivalents and restricted cash at beginning of year	$2,860,447	$1,610,974	$1,134,884

Cash and cash equivalents at end of year	3,981,239	2,564,125	1,364,652
Restricted cash at end of year	296,322	296,322	246,322
Cash and cash equivalents and restricted cash at end of year	$4,277,561	$2,860,447	$1,610,974

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

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

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited ("Canadiana") and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited ("Goldenrae").  Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.  On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited ("XG Exploration"). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited ("XG Mining").

2. CONTINUANCE OF OPERATIONS - GOING CONCERN

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $2,247,957 for the year ended December 31, 2019, it has an accumulated a deficit of $24,673,390.  Results for the year ended December 31, 2019 are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

3. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America ("US GAAP").

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.  At December 31, 2019, 2018 and 2017, cash and cash equivalents consisted of cash held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation.  This cash has been recorded as restricted cash, a non-current asset.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of December 31, 2019, 2018, and 2017, the Company had not recorded any allowance for doubtful accounts.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company's inventory consists of raw gold.  Costs are determined using the first-in, first-out ("FIFO") method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

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
December 31, 2019

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

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets are impaired. Where such an indication exists, the recoverable amount of the asset is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or "CGUs"). The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The Company has assessed the assets of all its operating entities and has determined that no impairment was considered necessary for the Company's non-financial assets as at December 31, 2019, 2018 and 2017.

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

Stock-based compensation

The Company accounts for stock compensation arrangements under ASC 718 "Compensation - Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant (measurement date) and is recognized over the vesting periods.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives.  For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.  The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification ("ASC") topic 480 for equity classification.  Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Share repurchases

The Company accounts for the repurchase its common shares as an increase in shares in treasury for the market value of the shares at the time of purchase.  When the shares are cancelled, the issued and outstanding shares are reduced by the $0.001 par value and the difference is accounted for as a reduction in additional paid in capital.

Share-based payment transactions

The fair value is measured at grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

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

Income (Loss) per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period.  To calculate diluted loss per share, the Company uses the treasury stock method and if converted method.  As of December 31, 2019, there were 1,250,000 warrants (December 31, 2018 - 1,250,000, December 31, 2017 - 1,250,000) and 2,615,000 stock options (December 31, 2018 - 2,615,000, December 31, 2017 - 2,615,000).  For the year ending December 31, 2019, the fully diluted weighted average shares outstanding would increase to 49,589,430 (December 31, 2018 - 49,405,027, December 31, 2017 - 51,339,216) from the basic weighted average shares outstanding of 46,095,232 (December 31, 2018 - 47,089,027, December 31, 2017 - 47,948,596).  This increase did not change the income per share from the basic income per share number.

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
December 31, 2019

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

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2019, 2018, and 2017, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.  In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets.  Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.  Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

	December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$3,981,239	$3,981,239	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	887,143	887,143	-	-
Warrant liability	(137,313)	-	-	(137,313)
Total	$5,027,391	$5,164,704	$-	$(137,313)

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

	December 31, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$2,564,125	$2,564,125	$-	$-
Restricted cash	296,322	296,322	-	-
Investment in trading securities	471,723	471,723	-	-
Warrant liability	(115,793)	-	-	(115,793)
Total	$3,216,377	$3,332,170	$-	$(115,793)

	December 31, 2017	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$1,364,652	$1,364,652	$-	$-
Restricted cash	246,322	246,322	-	-
Investment in trading securities	270,309	270,309	-	-
Warrant liability	(1,000)	-	-	(1,000)
Total	$1,880,283	$1,881,283	$-	$(1,000)

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.  The fair value of the warrant liability is determined through the Black Scholes valuation model.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash.  The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  As of December 31, 2019, the Company held $3,646,758 (December 31, 2018 - $1,684,369, December 31, 2017 - $737,523) in low risk money market funds which are not federally insured.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.  The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

The Company uses one smelter to process its raw gold.  Ownership of the gold is transferred to the smelting company at the mine site.  The Company has not experienced any losses from this sole sourced smelter and believes it is not exposed to any significant risks on its gold processing.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09) as modified by ASU No. 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," ASU No. 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing," and ASU No. 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

In addition, new and enhanced disclosures will be required. Companies may adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. The Company adopted ASU 2014-09 on January 1, 2018, using the modified retrospective approach. Because the Company doesn't have any customer contracts as of January 1, 2018, the adoption of ASU 2014-09 did not have a material impact on the Company's financial position, results of operations, equity or cash flows.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern, which requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update is effective for annual periods ending after December 15, 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Any current period adjustments to provisional amounts that would have impacted a prior period's earnings had they been recognized at the acquisition date are required to be presented separately on the face of the income statement or disclosed in the notes. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not been issued. Therefore the amendments in ASU 2015-16 became effective for us as of the beginning of our 2017 fiscal year. The adoption of this guidance did not have a material impact upon our financial condition or results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASC Update No. 2016-18 (Topic 230) Statement of Cash Flows - Restricted Cash (a consensus of the FASB Emerging Issues Task Force). The amendments in this update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Current GAAP does not include specific guidance on the cash flow classification and presentation of changes in restricted cash. The updated guidance is effective for interim and annual periods beginning after December 15, 2017 and is required to be applied using a retrospective transition method to each period presented. The Company implemented this guidance effective January 1, 2018. Implementing this guidance did not have an impact on the Company's statement of cash flows, as restricted cash, if any, has already been included in total cash and cash equivalents.

 In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Furthermore, equity investments without readily determinable fair values are to be assessed for impairment using a quantitative approach. The amendments in ASU 2016-01 should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with other amendments related specifically to equity securities without readily determinable fair values applied prospectively. The amendments in ASU 2016-01 became effective for us as of the beginning of our 2019 fiscal year. The adoption of this guidance did not have a material impact upon our consolidated financial condition or results of operations.

Company adopted the Financial Accounting Standards Board's ("FASB") Accounting Standards Update No. 2016-02, "Leases (Topic 842)" which superseded previous lease guidance ASC 840, Leases. Topic 842 is a new lease model that requires a company to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet. The adoption of Topic 842 did not have a material impact on the Company's consolidated income statement or consolidated cash flow statement.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

The Company adopted the package of practical expedients and transition provisions available for expired or existing contracts, which allowed the Company carryforward its historical assessments of 1) whether contracts are or contain leases, 2) lease classification and 3) initial direct costs. Additionally, for real estate leases, the Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of leases as a single lease component. The Company also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. Further, the Company elected the short-term lease exception policy, permitting it exclude the recognition requirements for leases with terms of 12 months or less.

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The adoption of this standard in 2019 did not have a material impact upon our financial condition or results of operations.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The amendments in this update provided guidance on eight specific cash flow issues. This update provided specific guidance on each of the eight issues, thereby reducing the diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years and interim periods beginning after December 31, 2017. Early adoption is permitted. The Company adopted ASU 2016-15 effective April 1, 2017. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2018, the FASB issued "ASU 2018-07 - Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting". The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. Adoption of ASU 2018-07 did not have a material impact on the Company's consolidated financial statements.

4. INVESTMENTS IN TRADING SECURITIES

At December 31, 2019, the Company held investments classified as trading securities, which consisted of various equity securities.  All trading securities are carried at fair value.  As of December 31, 2019, the fair value of trading securities was $887,143 (December 31, 2018 - $471,723, December 31, 2017 - $270,309).

	December 31, 2019	December 31, 2018	December 31, 2017
Investments in trading securities at cost	$923,009	$795,765	$530,829
Unrealized losses	(35,866)	(324,042)	(260,520)
Investments in trading securities at fair market value	$887,143	$471,723	$270,309

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

5. EQUIPMENT

	December 31, 2019
	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$-	$-	$-
Computer equipment	-	-	-
Exploration equipment	1,805,789	1,472,127	333,662
Vehicles	456,784	384,722	72,062
	$2,262,573	$1,856,849	$405,724

The company expensed $142,323 for amortization in 2019.

	December 31, 2018
	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$-	$-	$-
Computer equipment	-	-	-
Exploration equipment	1,758,619	1,366,087	392,532
Vehicles	456,784	348,439	108,345
	$2,215,403	$1,714,526	$500,877

The company expensed $138,304 for amortization in 2018.

	December 31, 2017
	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$8,358	$8,358	$-
Computer equipment	20,274	20,274	-
Exploration equipment	1,738,849	1,255,906	482,943
Vehicles	358,936	320,316	38,620
	$2,126,417	$1,604,854	$521,563

The company expensed $124,957 for amortization in 2017.

6. MINERAL PROPERTIES

	December 31, 2019	December 31, 2018	December 31, 2017

Acquisition costs	$1,607,729	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133	8,133
Option payments received	(881,440)	(881,440)	(881,440)
Total	$734,422	$734,422	$734,422

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

Kibi, Kwabeng and Pameng Projects

The Company holds the mineral rights over the lease area for Kibi , Kwabeng, and Pameng Projects, all of which are located in Ghana.  All three mining leases grant the Company the right to produce gold.  The Kwabeng and Pameng mining leases expired on July 26, 2019.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the year ended December 31, 2019.  As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

The Company has applied to Minerals Commission for a renewal extension for the Kwabeng and Pameng mining leases and has submitted all the required documentation to renew and extend these leases for a further 15 years.

All gold production will be subject to a production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license ("PL") securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects.  This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project.  On January 6, 2011, the Government of Ghana granted two mining leases for these Projects.  These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project.  These mining leases supersede the PL previously granted to the Company.  Among other things, both mining leases require that the Company

i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter);

ii) pay annual ground rent of GH¢189,146 (approximately USD$35,688) for the Banso Project and GH¢202,378 (approximately USD$38,185) for the Muoso Project;

iii) commence commercial production of gold within two years from the date of the mining leases; and

iv) pay a production royalty to the Government of Ghana.  The Company has filed for the necessary permits to commence work on the project.  The permits were approved and work has commenced on the properties.

Mining Lease and Prospecting License Commitments

The Company is committed to expend, from time to time fees payable

(a) to the Minerals Commission for:

(i) a grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

7. ASSET RETIREMENT OBLIGATION

	December 31, 2019	December 31, 2018	December 31, 2017

Balance, beginning of year	$188,228	$205,201	$216,000
Change in obligation	(29,314)	(16,973)	(10,799)
Accretion expense	-	-	-
Balance, end of year	$158,914	$188,228	$205,201

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $158,914 (2018 - $188,228, 2017 - $205,201).  During 2019, 2018 and 2017, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed.  It is expected that this obligation will be funded from general Company resources at the time the costs are incurred.  The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash.

8. CAPITAL STOCK

Issuances of shares

The Company did not issue shares during the years ended December 31, 2019 and December 31, 2018.

During the year ended December 31, 2017, the Company issued 162,000 shares at CAD$0.15 per share for proceeds of CAD$24,300 ($18,560) on exercise of stock options.

Cancellation of shares

During the year ended December 31, 2019, a total of 401,800 common shares were re-purchased for $124,145 and cancelled.  A total of 25,000 common shares were re-purchased for $9,430 and held in treasury.  These 25,000 shares were cancelled in January 2020.

During the year ended December 31, 2018, a total of 1,536,500 common shares were re-purchased for $290,985 and cancelled.

During the year ended December 31, 2017, a total of 554,000 common shares were re-purchased for $100,239 and cancelled.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the "2011 Plan") and cancelled the 2005 equity compensation plan.  Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant.  The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval.  The maximum term of options granted cannot exceed 10 years.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

 The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders.  The Board approved all unallocated options under the Option Plan on March 28, 2017 which was approved by the Company's shareholders at the annual and special meeting held on May 17, 2017.

At December 31, 2019, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date

54,000	CAD$0.50	June 1, 2020
63,000	CDN$0.15	June 1, 2020
48,000	CDN$0.225	June 1, 2020
90,000	CDN$0.50	July 1, 2020
150,000	CDN$0.30	November 1, 2020
30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
108,000	CDN$0.15	June 10, 2021
125,000	CDN$0.65	July 25, 2021
125,000	CDN$0.27	July 1, 2022
382,000	CDN$0.15	December 31, 2022
690,000	CDN$0.30	July 1, 2023
250,000	CDN$0.20	October 8, 2025
400,000	CDN$0.40	May 5, 2026

Stock option transactions and the number of stock options outstanding are summarized as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,615,000	$0.23	2,615,000	$0.23	1,920,000	$0.23
Granted	-	-	-	-	965,000	$0.24
Exercised	-	-	-	-	(162,000)	$0.12
Cancelled/Expired	-	-	-	-	(108,000)	$0.36
Outstanding, end of year	2,615,000	$0.23	2,615,000	$0.23	2,615,000	$0.23

Exercisable, end of year	2,615,500	$0.23	2,615,500	$0.23	2,505,500	$0.23

The aggregate intrinsic value for options vested and for total options as of December 31, 2019 is approximately $688,753 (December 31, 2018 - $280,232, December 31, 2017 - $22,041).  The weighted average contractual term of stock options outstanding and exercisable as at December 31, 2019 is 4.1 years (December 31, 2018 - 5.0 years, December 31, 2017 - 6.0 years).

The fair value of stock options granted, vested, and modified during the year ended December 31, 2019 was $10,642, (December 31, 2018 was $33,437 and December 31, 2017 - $103,001) which has been included in general and administrative expense.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

The following assumptions were used for the Black-Scholes valuation of stock options amended during the years ended December 31, 2019, 2018, and 2017:

	2019	2018	2017

Risk-free interest rate	1.75%	1.75%	1.75%
Expected life	1.8 to 2.6 years	1.8 to 2.6 years	2 to 7.5 years
Annualized volatility	73%	73%	61% to 68%
Dividend rate	-	-	-

During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30).  A further 80,000 options were granted to non-insiders at a price of $0.24 (CAD$0.30).  Consultants received 125,000 options priced at $0.21 (CAD$0.27) and 150,000 at $0.24 (CAD$0.30).

Warrants

At December 31, 2019, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

1,250,000	CAD$0.50	February 25, 2020

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2019		2018		2017

Balance, beginning of period	1,250,000	CAD$ 0.50	1,250,000	CAD$0.50	1,397,000	CAD$0.65
Issued	-		-		-	-
Exercised	-		-		-
Expired	-		-		(147,000)	CAD$0.65
Balance, end of period	1,250,000	CAD$ 0.50	1,250,000	CAD$0.50	1,250,000	CAD$0.50

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

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. In August 2017, a further charge was recognized when the non-broker warrants were extended and the strike price was changed.  At December 31, 2019, 2018, and 2017, the fair value adjustment was recognized in the consolidated statement of operations.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

In August 2018, the Company extended the term of the warrants until February 25, 2020, leaving the strike price unchanged.  The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2018 of $11,147.  This value was recognized as an expense in the period incurred.

The fair value of the warrants estimated at December 31, 2019 using the Black-Scholes Options Pricing Model was $137,313. (December 31, 2018 - $115,793, December 31, 2017 - $1,000).

9. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019, 2018 and 2017, the Company entered into the following transactions with related parties:

	December 31, 2019	December 31, 2018	December 31, 2017

Consulting fees paid or accrued to officers or their companies	$701,957	$850,028	$610,821
Directors' fees	2,257	2,316	2,310

Stock option grants to officers and directors	-	-	610,000
Stock option grant price range	-	-	$0.24

Of the total consulting fees noted above, $399,365 (December 31, 2018 - $548,585, December 31, 2017 - $318,456) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $199,683 (December 31, 2018 - $274,292, December 31, 2017 - $159,228) of this amount.  As at December 31, 2019, a prepaid balance of $83,592 (December 31, 2018, $53,632 balance payable, December 31, 2017 - $47,924 balance payable) exists to this related company and $3,800 remains payable (December 31, 2018 - $3,800, December 31, 2017 - $5,000) to the related party for expenses earned for work on behalf of the Company.

During 2019 and 2018 the Company did not grant stock options to insiders.  During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30).  A total of $75,502 was included in consulting fees related to these options.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2019	December 31, 2018	December 31, 2017

Cash paid during the period for:
Interest	$-	$-	$1,008
Income taxes	$-	$-	$-

There were no significant non-cash transactions during the years ended December 31, 2019, 2018, or 2017.

11.	DEFERRED INCOME TAXES

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

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

Geographic information is as follows:

	December 31, 2019	December 31, 2018	December 31, 2017

Cash and restricted cash:
Canada	$3,704,205	$1,708,013	$815,526
Ghana	573,356	1,152,434	795,448
Total cash and restricted cash	4,277,561	2,860,447	1,610,974
Capital assets
Canada	-	-	-
Ghana	1,140,147	1,235,299	1,255,985
Total capital assets	1,140,147	1,235,299	1,255,985
Total	$5,417,708	$4,095,746	$2,866,959

Net (loss) profit:
Canada	$984,446	$(791,818)	$(526,836)
Ghana	1,263,511	2,098,001	882,691
Total	$2,247,957	$1,306,183	$355,855

13. CONTINGENCY AND COMMITMENTS

The Government of Ghana initially required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit.  The Company has submitted a request for a reduction of these fees to the government and is awaiting a response.

The Company is a party to two pending lawsuits.  The first lawsuit claims mining activities of the Company are illegal and cause substantial environmental damage to the community.  The second lawsuit claims that all leases issued to mining companies in Ghana violate the Ghana Constitution and are therefore illegal.  The Company will defend itself in each of these lawsuits if required, and believes both cases are completely without merit and frivolus.

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On July 23, 2019, Minerals Commission issued four invoices totaling $4,654,800 to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for four of our concessions (Muoso, Banso, Pameng and Apapam), which Minerals Commission indicated were related to the period from 2013 to 2018, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  We responded to Minerals Commission (the "Letters") on September 23, 2019, objecting to the four improper invoices.  Our Letters outline the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letter.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

14. SUBSEQUENT EVENT NOTE

Subsequent to December 31, 2019, 25,000 shares which were purchased in December 2019 were cancelled.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
December 31, 2019

Subsequent to December 31, 2019, the Company announced that it would proceed with a share repurchase plan in 2020.  Under the terms of the plan, which commences on March 12, 2020, the Company will be able to repurchase up to 4,000,000 shares. In March 2020 the Company purchased 5,000 shares, which will be cancelled in the ordinary course of business.

Subsequent to December 31, 2019, 885,000 warrants were exercised at a strike price of CAD$0.50 per warrant and 885,000 common shares were issued. The remaining 365,000 warrants expired unexercised.

Currently, Covid-19 has not affected any of the Company's operations in Ghana.  The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.