Form 20-F
period 2020-12-31
XTRA-GOLD RESOURCES CORP
filed 2021-03-31
CIK 1288770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[✓]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Title of each class	Outstanding at December 31, 2020
Common shares	46,817,017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ]	Yes	[✓]	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ]	Yes	[✓]	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[✓]	Yes	[ ]	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[✓]	Yes	[ ]	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer:  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[✓]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[✓]	International Financial Reporting as issued by the International Accounting Standards Board	[ ]	Other	[ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[ ]	Item 17	[ ]	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ]	Yes	[✓]	No

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

● the effect of COVID-19 on world economies and the company's operations;

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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2020	2019	2018	2017	2016
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	2,297,023	2,388,347	1,539,294	453,932	(467,711)
Net gain attributable to non-controlling interest	(141,782)	(140,390)	(233,111)	(98,077)	(13,173)
Income tax	(294,992)	Nil	Nil	Nil	Nil
Net gain (loss) attributable to Xtra-Gold Resources Corp.	1,860,249	2,247,957	1,306,183	355,855	(480,884)
Basic and diluted gain (loss) attributable to common shareholders per common share	0.04	0.05	0.03	0.01	(0.01)
Total current assets	7,739,823	5,438,857	3,258,955	1,825,755	1,593,038
Total assets	9,340,942	6,875,325	4,790,576	3,328,082	2,895,984
Total current liabilities	426,819	443,540	624,205	443,457	486,613
Total liabilities	426,819	443,540	624,205	443,457	486,613
Working capital	7,313,004	4,995,317	2,634,750	1,382,318	1,106,425
Capital stock	46,817	45,844	46,246	47,782	48,174
Total equity	8,914,123	6,431,785	4,166,371	2,884,625	2,409,371
Total Xtra-Gold Resources Corp. stockholders' equity	9,226,864	6,886,308	4,761,284	3,712,649	3,335,472
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,645,387	46,095,232	47,089,027	47,948,596	47,256,630
Diluted weighted average number of common shares outstanding	49,033,887	49,589,430	49,405,027	51,339,216	47,256,630

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

If our company does not obtain new financings, commencing from 2021, the amount of funds available to our company to pursue any further exploration activities at our projects could be reduced and our company's plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project.  Commencing from 2021, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects.  Any impairment in our company's ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company's plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2021 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2021, our company may need to explore various financing alternatives to meet our projected costs and expenses.  Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all.  Additionally, if the actual costs to execute our company's business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing.  The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company's ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company.  As of December 31, 2020, our company had an accumulated deficit of $22,813,141.  It is anticipated that our company could experience an operating loss for fiscal 2021 until our company discovers economically mineable mineralized material and successfully develops a mine.  There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern.  Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of $22,813,141 as of December 31, 2020.  These factors, among others, raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements.  Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.  We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts.  There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred.  If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

In addition, our company may be exposed to potential environmental impacts during any full scale mining operation.  At such time of commencement of full scale mining, if ever, our company plans to negotiate posting of a reclamation bond to quantify the reclamation costs.  Our company anticipates that the dollar amount of reserves established for exposure to environmental liabilities, at December 31, 2021, will be $140,397, as to $63,257 for our Kwabeng project, $26,226 for our Banso and Muoso Projects, and $50,914 for our Pameng project, as estimated by the Environmental Protection Agency of Ghana. Our company is currently unable to predict the ultimate cost of compliance or the extent of liability risks.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount.  Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company's exploration activities and our financial condition.  At December 31, 2020, the company had accrued $140,397 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $296,322 posted as required by the Ghanaian government.

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

Development of our Business During 2020

Exploration expense was incurred in 2020 as the company actively worked on its properties.

As at the date of this annual report, we have the following five projects all of which are in the exploration stage.

  Kibi Project.  Our flagship Kibi Gold Project is located on the Apapam concession and is our only material project.  The Kibi project hosts the maiden Zone 2 - Zone 3 mineral resource estimate (October 26, 2012), including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 grams per tonne ("g/t") gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off).  No mineral reserves have been established on the Kibi project.

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

Drilling activities for the 2020 year focussed primarily on the following Zone 2 - Zone 3 resource expansion targets: 23 holes (3,109 metres) on the Double 19 Zone; 13 holes (1,660 metres) on the Gatehouse Zone; 8 holes (857 metres) on the Boomerang Zone; and 15 holes (2,095 metres) on the Road Cut Zone.

The 2020 resource expansion drilling on the Double 19 deposit successfully extended the gold mineralization approximately 115 metres down plunge from the previous 2012 drilling and identified a new, apparent fold limb-controlled gold zone (i.e., NW Limb Zone) along the northwest limb of the Double 19 fold structure. Recent detailed 3D litho-structural modelling indicates that the Double 19 gold mineralization is emplaced within the inner arc of a tight, steep NE-plunging, isoclinally folded diorite body. The present drilling efforts have extended the gold mineralization along the Fold Hinge zone over an approximately 285 metre down-plunge distance from surface (~150 metres vertical) and demonstrated the continuity of the NW Limb zone over an approximately 110 metre trend-length of the fold structure (~150 metre down-plunge distance), and down to a vertical depth of approximately 100 metres. The Double 19 deposit has a current inferred mineral resource of 48,000 ounces of gold (0.61 million tonnes at an average grade of 2.43 g/t gold).

The assay results for the 23 boreholes (3,109 metres) of the ongoing Double 19 resource expansion drilling program, completed from August to December 2020, were reported by the Company on October 20 and December 16, 2020, and February 17, 2021, including the following highlights:

- 55.3 metres grading 2.1 grams per tonne ("g/t") gold, including 3.47 g/t gold over 16.6 metres, from down-hole depth of 96.2 metres in #KBDD20341; and 20.0 metres grading 1.02 g/t gold and 27.0 metres grading 2.5 g/t gold from down-hole depths of 142 metres and 187 metres respectively in #KBDD20351; confirming down plunge extension of Fold Hinge gold zone

- 61.57 metres grading 2.42 g/t gold, including 5.13 g/t gold over 21.5 metres, from down-hole depth of 18.2 metres in #KBDD20346; new fold limb gold zone on NW flank of Double 19 fold structure

- 30.0 metres grading 6.20 g/t gold, including 10.1 g/t gold over 12.0 metres, from down-hole depth of 56.0 metres in #KBDD20369 on NW Limb zone; with #KBDD20369 cross-cutting above #KBDD20346 intercept which was drilled down dip of the fold limb

- 44.0 metres grading 2.78 g/t gold, including 4.14 g/t gold over 17.5 metres and 9.10 g/t gold over 3.0 metres, from a down-hole depth of 50.5 metres in #KBDD20375 and 20.0 metres grading 1.61 g/t gold, including 2.68 g/t gold over 11.0 metres, from a down-hole depth of 92.0 metres in #KBDD20378; demonstrating continuity of NW Limb zone mineralization along approximately 110 metres trend-length of the fold structure

- 17.5 metres grading 3.89 g/t gold, including 6.03 g/t gold over 7.0 metres, from a down-hole depth of 4.5 metres in #KBDD20377; undercutting trench #TAD045 returning 6.32 g/t gold over 15.0 metres along southeastern margin of Double 19 Fold Hinge zone

The Gatehouse Zone, located approximately 500 metres southeast of the Zone 2 gold resource footprint area, was originally identified by 2011 - 2012 scout trenching / drilling targeting a gold-in-soil anomaly with a coincidental Induced Polarization (IP) / Resistivity geophysical signature. Follow up drilling of this prospect during the present 2020 resource expansion target generation program extended the mineralization approximately 235 metres further southwest along the host granitoid body than the gold zone originally outlined by the 2011 - 2012 trenching / drilling. Typical Kibi-type (Zone 2) Granitoid-hosted gold mineralization has been traced to date over an approximately 325 metre strike length and to a 165 metre vertical depth along the NE-trending Gatehouse zone.

The assay results for the 13 follow up boreholes (1,660 metres) on the Gatehouse Zone were reported by the Company on September 8, October 20, and December 16, 2020, including the following highlights:

- 14.4 metres grading 1.7 g/t gold, including 2.42 g/t gold over 4.2 metres, from a down-hole depth of 66.9 metres in #KBDD20350; 150 metre step-out from original 2012 scout drilling

- 17.0 metres grading 1.05 g/t gold, including 4.51 g/t gold over 1.0 metre, from a down-hole depth of 104.0 metres in #KBDD20352 and 12.5 metres grading 1.24 g/t gold, including 2.72 g/t gold over 4.0 metres, from a down-hole depth of 31.5 metres in #KBDD20370, approximately 50 metres down-dip and 35 metres up-dip of the #KBDD20350 intercept, respectively; establishing mineralization to a vertical depth of approximately 120 metres on the #KBDD20350 - #352 - #370 drill fence

The Boomerang Zone was originally identified during a 2012 scout drilling program designed to test geophysical targets located along the approximately 2.5 km long by 0.5 km to 1.2 km wide Zone 3 anomalous gold-in-soil trend. Follow up drilling of this prospect during the 2020 drilling campaign defined a typical Kibi-type (Zone 2) Granitoid-hosted gold zone located over 1,500 metres to the southwest of the current Zone 2 gold resource footprint. Gold mineralization at the Boomerang Zone has been traced to date over an approximately 80 metre down-plunge distance from surface along an apparent NE-plunging fold structure.

The assay results for the 8 follow up boreholes (857 metres) on the Boomerang Zone were reported by the Company on September 8 and October 20, 2020, including the following highlights:

- 43.5 metres grading 1.21 g/t gold, including 2.16 g/t gold over 7.5 metres and 4.3 g/t gold over 6.0 metres, from a down-hole depth of 3.0 metres in #KBDD20335 and 24.0 metres grading 1.35 g/t gold, including 1.99 g/t gold over 9.0 metres, from a down-hole depth of 56.5 metres in undercut hole #KBDD20338; approximately 30 metres down plunge of the #KBDD20335 gold intercept

The Road Cut Zone, lying approximately 65 metres from the southern margin of the Kibi Gold Project's flagship Big Bend gold deposit, was subjected to follow up drilling from mid-November 2019 to late April 2020 as part of the ongoing resource expansion target generation program designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts. Based on recent detailed 3D geological modelling, the follow up drilling tested the Road Cut zone with optimized North-South drill targeting, unlike the ESE-trending drill orientation utilized in the original 2011 drilling. Present drilling efforts traced the gold mineralization over an approximately 200 metre strike length and to an approximately 170 metre vertical depth within a parallel diorite body lying along the southern (footwall) flank of the Big Bend diorite. With the auriferous vein system centred on the same apparent NE-plunging, open fold hinge zone controlling the Big Bend deposit gold mineralization. The Big Bend deposit has a current indicated mineral resource of 213,000 ounces of gold (2.72 million tonnes at an average grade of 2.44 g/t gold) and an additional inferred mineral resource of 27,000 ounces of gold (0.52 million tonnes at an average grade of 1.6 g/t gold).

The assay results for the 18 follow up Road Cut zone boreholes (2,446 metres), including 3 holes (351 metres) drilled in late 2019, were reported by the Company on February 26 and September 8, 2020, including the following highlights:

- 49 metres grading 1.1 g/t gold, including 1.42 g/t gold over 31.6 metres and 45.1 metres grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 metres from down-hole depths of 47 metres and 32 metres in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 metre spaced drill-fan patterns

Exploration activities for the 2020 year continued to focus on the continuation of the resource expansion target generation drill program initiated in 2019. Seventy-four (74) diamond core boreholes totalling 9,615 metres were completed in 2020 with drilling efforts targeting resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area. The target generation drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012), test down-plunge extensions and/or fold limbs of existing resource bodies, and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. A total of 85 boreholes totaling 10,819 metres have been completed to date by the Company's in-house drilling crews during the ongoing Zone 2 - Zone 3 resource expansion drilling program initiated in late September 2019.

See "Kibi Project - Prior Exploration by Xtra-Gold" for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2021, we plan to conduct:

● follow-up trenching of Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 12,000 metres, at an estimated cost of $600,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of follow up drilling of early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) within the Zone 2 - Zone 3 maiden mineral resource footprint area and testing of prospective litho-structural gold settings identified by recently completed 3D geological modelling; and scout drilling of new grassroots gold targets across the Apapam concession.

  Kwabeng Project.  Our Kwabeng project is located on the Kwabeng concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Kwabeng project was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

See "Kwabeng Project - Prior Exploration by Xtra-Gold" for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2021, we plan to conduct:

● ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at this project (commenced in March 2013).

  Pameng Project.  Our Pameng project is located on the Pameng concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Pameng project was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

As of the date of this annual report, during 2021, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets.

  Banso Project.  Our Banso project is located on the Banso concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Banso project was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

We did not conduct any exploration work on the Banso project during the two years preceding the fiscal year

As of the date of this annual report, during 2021, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

  Muoso Project.  Our Muoso project is located on the Muoso concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Muoso project was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

We did not conduct any exploration work on the Muoso project during the two years preceding the fiscal year.

As of the date of this annual report, during 2021, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

As at the date of this annual report, we have estimated $400,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects in 2020. We estimate a cost of $600,000 to complete a 12,000 metre drill program at Kibi in 2021.

Gold Recovery Operations.  We continued with placer gold recovery operations at our Kwabeng, Pameng Banso and Muoso projects during the fiscal year.  We recovered 5,164 ounces of raw placer gold (Kwabeng - 1,064 ounces, Pameng - 2,839 ounces, Banso - 809 ounces, and Muoso - 452 ounces) and sold 3,137 ounces of fine gold for net proceeds of $2,373,592.  As at the date of this annual report, during 2021, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2020, from all properties, amounted to $20,788,231.

As of the date of this annual report, we have:

● have achieved a series of losses since inception, although we reported a profit in 2020, 2019 and 2018;

● have minimal operations, and

● relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years.  We purchased a second exploration drill, a bulldozer, a genset, and three new pickup trucks in 2020.  We purchased a trommel in 2019. We purchased a generator and three pickup trucks in 2018.

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

We have the following lode gold exploration activities planned for 2021:

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 12,000 metres, at an estimated cost of $600,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of follow up drilling of early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) within the Zone 2 - Zone 3 maiden mineral resource footprint area and testing of prospective litho-structural gold settings identified by recently completed 3D geological modelling; and scout drilling of new grassroots gold targets across the Apapam concession.

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

As at the date of this annual report, we have estimated $400,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

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

During 2010 through 2012, we did not conduct any placer gold recovery operations at our Kwabeng project. From 2013 to 2020, we conducted placer gold recovery operations at our Kwabeng project, while adding placer gold recovery operations at Banso and Muoso in 2015 and at Pameng in 2020.

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

  ●Two types of intrusions (belt and basin type granitoids) were identified in our area of interest, both of which were emplaced before the culmination of the Eburnean Orogeny (D5 ) and therefore are overprinted by D5 deformation.

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

2019 Exploration Program

Exploration activities on this project from January 1 to December 31, 2019, focussed on the continued advancement of early stage gold shoots / showings within the Zone 2 - Zone 3 maiden mineral resource footprint area. A total of 32 diamond core boreholes totalling 3,553 metres were completed by the Company's in-house drilling crew during the 2019 year, including: 22 boreholes totalling 2,367 metres targeting resource expansion opportunities in the Zone 2 resource area; and 10 scout holes totalling 1,186 metres on the Akwadum South ("Zone 7") grassroots gold-in-soil anomaly target.

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

2020 Exploration Program

Exploration activities on this project from January 1 to December 31, 2020, being the fiscal year for which this annual report is being filed, focussed primarily on the following Zone 2 - Zone 3 resource expansion targets: 23 holes (3,109 metres) on the Double 19 Zone; 13 holes (1,660 metres) on the Gatehouse Zone; 8 holes (857 metres) on the Boomerang Zone; and 15 holes (2,095 metres) on the Road Cut Zone.

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

The 2020 resource expansion drilling on the Double 19 deposit successfully extended the gold mineralization approximately 115 metres down plunge from the previous 2012 drilling and identified a new, apparent fold limb-controlled gold zone (i.e., NW Limb Zone) along the northwest limb of the Double 19 fold structure. Recent detailed 3D litho-structural modelling indicates that the Double 19 gold mineralization is emplaced within the inner arc of a tight, steep NE-plunging, isoclinally folded diorite body. The present drilling efforts have extended the gold mineralization along the Fold Hinge zone over an approximately 285 metre down-plunge distance from surface (~150 metres vertical) and demonstrated the continuity of the NW Limb zone over an approximately 110 metre trend-length of the fold structure (~150 metre down-plunge distance), and down to a vertical depth of approximately 100 metres. The Double 19 deposit has a current inferred mineral resource of 48,000 ounces of gold (0.61 million tonnes at an average grade of 2.43 g/t gold).

The assay results for the 23 boreholes (3,109 metres) of the ongoing Double 19 resource expansion drilling program, completed from August to December 2020, were reported by the Company on October 20 and December 16, 2020, and February 17, 2021, including the following highlights:

- 55.3 metres grading 2.1 grams per tonne ("g/t") gold, including 3.47 g/t gold over 16.6 metres, from down-hole depth of 96.2 metres in #KBDD20341; and 20.0 metres grading 1.02 g/t gold and 27.0 metres grading 2.5 g/t gold from down-hole depths of 142 metres and 187 metres respectively in #KBDD20351; confirming down plunge extension of Fold Hinge gold zone

- 61.57 metres grading 2.42 g/t gold, including 5.13 g/t gold over 21.5 metres, from down-hole depth of 18.2 metres in #KBDD20346; new fold limb gold zone on NW flank of Double 19 fold structure

- 30.0 metres grading 6.20 g/t gold, including 10.1 g/t gold over 12.0 metres, from down-hole depth of 56.0 metres in #KBDD20369 on NW Limb zone; with #KBDD20369 cross-cutting above #KBDD20346 intercept which was drilled down dip of the fold limb

- 44.0 metres grading 2.78 g/t gold, including 4.14 g/t gold over 17.5 metres and 9.10 g/t gold over 3.0 metres, from a down-hole depth of 50.5 metres in #KBDD20375 and 20.0 metres grading 1.61 g/t gold, including 2.68 g/t gold over 11.0 metres, from a down-hole depth of 92.0 metres in #KBDD20378; demonstrating continuity of NW Limb zone mineralization along approximately 110 metres trend-length of the fold structure

- 17.5 metres grading 3.89 g/t gold, including 6.03 g/t gold over 7.0 metres, from a down-hole depth of 4.5 metres in #KBDD20377; undercutting trench #TAD045 returning 6.32 g/t gold over 15.0 metres along southeastern margin of Double 19 Fold Hinge zone

The Gatehouse Zone, located approximately 500 metres southeast of the Zone 2 gold resource footprint area, was originally identified by 2011 - 2012 scout trenching / drilling targeting a gold-in-soil anomaly with a coincidental Induced Polarization (IP) / Resistivity geophysical signature. Follow up drilling of this prospect during the present 2020 resource expansion target generation program extended the mineralization approximately 235 metres further southwest along the host granitoid body than the gold zone originally outlined by the 2011 - 2012 trenching / drilling. Typical Kibi-type (Zone 2) Granitoid-hosted gold mineralization has been traced to date over an approximately 325 metre strike length and to a 165 metre vertical depth along the NE-trending Gatehouse zone.

The assay results for the 13 follow up boreholes (1,660 metres) on the Gatehouse Zone were reported by the Company on September 8, October 20, and December 16, 2020, including the following highlights:

- 14.4 metres grading 1.7 g/t gold, including 2.42 g/t gold over 4.2 metres, from a down-hole depth of 66.9 metres in #KBDD20350; 150 metre step-out from original 2012 scout drilling

- 17.0 metres grading 1.05 g/t gold, including 4.51 g/t gold over 1.0 metre, from a down-hole depth of 104.0 metres in #KBDD20352 and 12.5 metres grading 1.24 g/t gold, including 2.72 g/t gold over 4.0 metres, from a down-hole depth of 31.5 metres in #KBDD20370, approximately 50 metres down-dip and 35 metres up-dip of the #KBDD20350 intercept, respectively; establishing mineralization to a vertical depth of approximately 120 metres on the #KBDD20350 - #352 - #370 drill fence

The Boomerang Zone was originally identified during a 2012 scout drilling program designed to test geophysical targets located along the approximately 2.5 km long by 0.5 km to 1.2 km wide Zone 3 anomalous gold-in-soil trend. Follow up drilling of this prospect during the 2020 drilling campaign defined a typical Kibi-type (Zone 2) Granitoid-hosted gold zone located over 1,500 metres to the southwest of the current Zone 2 gold resource footprint. Gold mineralization at the Boomerang Zone has been traced to date over an approximately 80 metre down-plunge distance from surface along an apparent NE-plunging fold structure.

The assay results for the 8 follow up boreholes (857 metres) on the Boomerang Zone were reported by the Company on September 8 and October 20, 2020, including the following highlights:

- 43.5 metres grading 1.21 g/t gold, including 2.16 g/t gold over 7.5 metres and 4.3 g/t gold over 6.0 metres, from a down-hole depth of 3.0 metres in #KBDD20335 and 24.0 metres grading 1.35 g/t gold, including 1.99 g/t gold over 9.0 metres, from a down-hole depth of 56.5 metres in undercut hole #KBDD20338; approximately 30 metres down plunge of the #KBDD20335 gold intercept

The Road Cut Zone, lying approximately 65 metres from the southern margin of the Kibi Gold Project's flagship Big Bend gold deposit, was subjected to follow up drilling from mid-November 2019 to late April 2020 as part of the ongoing resource expansion target generation program designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts. Based on recent detailed 3D geological modelling, the follow up drilling tested the Road Cut zone with optimized North-South drill targeting, unlike the ESE-trending drill orientation utilized in the original 2011 drilling. Present drilling efforts traced the gold mineralization over an approximately 200 metre strike length and to an approximately 170 metre vertical depth within a parallel diorite body lying along the southern (footwall) flank of the Big Bend diorite. With the auriferous vein system centred on the same apparent NE-plunging, open fold hinge zone controlling the Big Bend deposit gold mineralization. The Big Bend deposit has a current indicated mineral resource of 213,000 ounces of gold (2.72 million tonnes at an average grade of 2.44 g/t gold) and an additional inferred mineral resource of 27,000 ounces of gold (0.52 million tonnes at an average grade of 1.6 g/t gold).

The assay results for the 18 follow up Road Cut zone boreholes (2,446 metres), including 3 holes (351 metres) drilled in late 2019, were reported by the Company on February 26 and September 8, 2020, including the following highlights:

- 49 metres grading 1.1 g/t gold, including 1.42 g/t gold over 31.6 metres and 45.1 metres grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 metres from down-hole depths of 47 metres and 32 metres in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 metre spaced drill-fan patterns

Exploration activities for the 2020 year continued to focus on the continuation of the resource expansion target generation drill program initiated in 2019. Seventy-four (74) diamond core boreholes totalling 9,615 metres were completed in 2020 with drilling efforts targeting resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area. The target generation drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012), test down-plunge extensions and/or fold limbs of existing resource bodies, and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. A total of 85 boreholes totaling 10,819 metres have been completed to date by the Company's in-house drilling crews during the ongoing Zone 2 - Zone 3 resource expansion drilling program initiated in late September 2019.

Future Exploration Plans

2021 Proposed Exploration Program

As at the date of this annual report, during 2021, we plan to conduct:

● follow-up trenching of Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 12,000 metres, at an estimated cost of $600,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of follow up drilling of early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) within the Zone 2 - Zone 3 maiden mineral resource footprint area and testing of prospective litho-structural gold settings identified by recently completed 3D geological modelling; and scout drilling of new grassroots gold targets across the Apapam concession.

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

Recovery and Sale of Placer Gold

There were no placer gold recovery operations carried out at this project from 2012 to 2020.

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

With respect to the Apapam mining lease, we are:

 ● required to pay applicable taxes and annual rental ("ground rents") fees to the Government of Ghana in the amount of approximately $21,172 (GH¢124,540.80), when the renewal extension is granted; and

 ● committed to pay a royalty in each quarter to the Government of Ghana, through the Commissioner of Internal Revenue, based on the production for that quarter within 30 days from the quarter end as well as a royalty on all timber felled in accordance with existing legislation;

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

2020 Exploration Program

Exploration work on our Kwabeng project during the 2020 year was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

2021 Proposed Exploration Program.

As at the date of this annual report, during 2021, we plan to conduct:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project commenced in March 2013 to present.

Recovery and Sale of Placer Gold

As at December 31, 2020, we have sold an aggregate of 19,814 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, and 2013 to 2020 fiscal years. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2009 through 2012.

The gold price (approximately $1,735 per ounce as at March 25, 2020) is significantly greater compared to the approximately $300 per ounce gold price during the previous mining effort by the former operator of this project.  On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 3 years.  However, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

Placer gold recovery operations at our Kwabeng project resumed in 2013.  As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kwabeng project (see "Kwabeng Project - 2021 Exploration Program").

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

Kwabeng Mining Lease

The Kwabeng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana.  The Kwabeng mining lease covers a lease area of 44.76 square kilometers and has a 30 year term expiring on July 26, 2019.  We have applied for a 15 year renewal extension.  We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials).  See "Kibi Project - Apapam Mining Lease" for identical mining lease terms for the Kwabeng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents of approximately $27,868 (GH¢163,926.83), when the renewal extension is granted.

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

2020 Exploration Programs

Exploration activities on our Pameng project during the 2020 year was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

Future Exploration Plans for 2021

As at the date of this annual report, during 2021, we have planned the following exploration activities at this project:

● ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company.  During 2010, 4,720 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 897 ounces of gold for gross proceeds of $1,128,451.  During 2011, 5,621 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068 ounces of gold for $1,489,058.  During 2012, we sold 53 ounces of gold for gross proceeds of $87,997 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project.  No placer gold recovery operations were conducted at this project from 2012 to 2019.  Gold recovery operations resumed in 2020 and 1,366 ounces of gold were sold for $2,373,592.

Mineral Reserves

No mineral resources or mineral reserves have been identified on our Pameng project.

Pameng Mining Lease

The Pameng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana.  The Pameng mining lease covers a lease area of 40.51 square kilometers and has a 30-year term expiring on July 26, 2019.  We have applied for a 15-year renewal extension.  We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials).  See "Kibi Project - Apapam Mining Lease" for identical mining lease terms for the Pameng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents payable in the amount of approximately $25,142 (GH¢147,892.20), when the renewal extension is granted.

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

2018 to 2020 Exploration Programs

No significant lode gold exploration work was conducted by our company on our Banso project from 2013 to 2020. Exploration activities on our Muoso project during the 2020 year was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

Future Exploration Plans for 2021

As at the date of this annual report, during 2021, we have planned the following exploration activities at this project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015 to present).

Mineral Reserves

No mineral resources or mineral reserves have been identified on our Banso project.

Banso Mining Lease

The Banso mining lease is dated January 6, 2011 and is owned and controlled by our company, as to a 90% interest; and is registered to XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana.  The Banso mining lease covers a lease area of 51.67 square kilometers and has a 14 year term expiring on January 5, 2025.  We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials).  See "Kibi Project - Apapam Mining Lease" for identical mining lease terms for the Banso mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents in the amount of approximately $32,155 (GH¢189,146.34).

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

Prior Exploration by Xtra-Gold

No significant lode gold exploration work was conducted by our company on our Muoso project from 2014 through to the end of our fiscal year. Exploration activities on our Muoso project during the 2020 year was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

Future Exploration Plans for 2021

As at the date of this annual report, during 2021, we have planned the following exploration activities at this project:

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

Muoso Mining Lease

The Muoso mining lease is dated January 6, 2011 and is owned and controlled by our company, as to a 90% interest; and is registered to XG Mining, while the remaining 10% free carried interest is held by the Government of Ghana.  The Muoso mining lease covers an area of 55.28 square kilometers and has a 13 year term expiring on January 5, 2024.  We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the Muoso lease area (including processing, storing and transportation of ore and materials).  See "Kibi Project - Apapam Mining Lease" for identical terms for the Muoso mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents payable in the amount of approximately $34,404 (GH¢202,378.80).

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

Item 5 Operating and Financial Review and Prospects

A. Operating Results -

Our company reported a net gain after tax for the year ended December 31, 2020 of $1,860,249 (December 31, 2019 - gain of $2,247,957, December 31, 2018 - gain of $1,306,183).  Our company's basic and diluted gain per share for the year ended December 31, 2020 was $0.04 (December 31, 2019 - $0.05, December 31, 2018 - $0.03).  All years benefited from gold recovery results.  The 2020 and 2019 years also benefited from a large gain on investment portfolio holdings.

The weighted average number of shares outstanding was 46,645,387 (December 31, 2019 - 46,095,232, December 31, 2018 - 47,089,027).  Average shares were increased in 2020 via the exercise of warrants and stock options, and reduced from share repurchases.  Average shares outstanding were reduced in 2019 and 2018 through share repurchases. Average fully diluted shares in 2020 were 49,033,887 (2019 - 49,589,430, 2018 - 49,405,027), with the difference being in the money stock options and warrants.  These items did not materially affect earnings per share.

We incurred expenses of $1,481,612 in the year ended December 31, 2020 (December 31, 2019 - $961,058, December 31, 2018 - $887,037).  Exploration expense in 2020 was increased from 2019 with the addition of a second drill and a more intense hard-rock exploration program. Exploration expense in 2019 was at the same level as those in 2018 as the company actively worked on its properties.  We expense all exploration costs.  Amortization in 2020 increased with the late-2019 addition of a trommel and with the 2020 addition of a drill, pickup trucks and a dozer.  Amortization in 2019 was at the same level as during 2018 with the addition of a trommel to help with gold recovery operations (and recognition of value decrease for some assets).  Amortization increased in 2018 with the addition of a generator and three new pickup trucks.  General and administrative expense in 2020 of $578,176 increased from $344,710 in 2019 and $282,294 in 2018.  The company initiated increased marketing efforts in 2020 and 2019 to improve stock prices.  Non-cash stock-based compensation expense increase to $196,115 in 2020 from $10,642 in 2019 and from $33,437 in 2018.  The company granted 534,000 stock options in 2020.  Revaluation of consultants' options in 2020 did not materially affect the 2020 expense.  No options were granted in 2019, with the expense related to valuation of consultant's options.  No options were issued in 2018, with the expense related to vested options.

Exploration activities for the 2020 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the resource expansion target generation drill program initiated in 2019. Seventy-four (74) diamond core boreholes totalling 9,615 metres were completed in 2020 with drilling efforts targeting resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area. The target generation drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012), test down-plunge extensions and/or fold limbs of existing resource bodies, and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. A total of 85 boreholes totaling 10,819 metres have been completed to date by the Company's in-house drilling crews during the ongoing Zone 2 - Zone 3 resource expansion drilling program initiated in late September 2019.

The maiden Kibi Gold Project mineral resource estimate (October 26, 2012) encompasses the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, filed under the Company's profile on SEDAR at www.sedar.com.

Drilling activities for the 2020 year focussed primarily on the following Zone 2 - Zone 3 resource expansion targets: 23 holes (3,109 metres) on the Double 19 Zone; 13 holes (1,660 metres) on the Gatehouse Zone; 8 holes (857 metres) on the Boomerang Zone; and 15 holes (2,095 metres) on the Road Cut Zone.

The 2020 resource expansion drilling on the Double 19 deposit successfully extended the gold mineralization approximately 115 metres down plunge from the previous 2012 drilling and identified a new, apparent fold limb-controlled gold zone (i.e., NW Limb Zone) along the northwest limb of the Double 19 fold structure. Recent detailed 3D litho-structural modelling indicates that the Double 19 gold mineralization is emplaced within the inner arc of a tight, steep NE-plunging, isoclinally folded diorite body. The present drilling efforts have extended the gold mineralization along the Fold Hinge zone over an approximately 285 metre down-plunge distance from surface (~150 metres vertical) and demonstrated the continuity of the NW Limb zone over an approximately 110 metre trend-length of the fold structure (~150 metre down-plunge distance), and down to a vertical depth of approximately 100 metres. The Double 19 deposit has a current inferred mineral resource of 48,000 ounces of gold (0.61 million tonnes at an average grade of 2.43 g/t gold).

The assay results for the 23 boreholes (3,109 metres) of the ongoing Double 19 resource expansion drilling program, completed from August to December 2020, were reported by the Company on October 20 and December 16, 2020, and February 17, 2021, including the following highlights:

- 55.3 metres grading 2.1 grams per tonne ("g/t") gold, including 3.47 g/t gold over 16.6 metres, from down-hole depth of 96.2 metres in #KBDD20341; and 20.0 metres grading 1.02 g/t gold and 27.0 metres grading 2.5 g/t gold from down-hole depths of 142 metres and 187 metres respectively in #KBDD20351; confirming down plunge extension of Fold Hinge gold zone

- 61.57 metres grading 2.42 g/t gold, including 5.13 g/t gold over 21.5 metres, from down-hole depth of 18.2 metres in #KBDD20346; new fold limb gold zone on NW flank of Double 19 fold structure

- 30.0 metres grading 6.20 g/t gold, including 10.1 g/t gold over 12.0 metres, from down-hole depth of 56.0 metres in #KBDD20369 on NW Limb zone; with #KBDD20369 cross-cutting above #KBDD20346 intercept which was drilled down dip of the fold limb

- 44.0 metres grading 2.78 g/t gold, including 4.14 g/t gold over 17.5 metres and 9.10 g/t gold over 3.0 metres, from a down-hole depth of 50.5 metres in #KBDD20375 and 20.0 metres grading 1.61 g/t gold, including 2.68 g/t gold over 11.0 metres, from a down-hole depth of 92.0 metres in #KBDD20378; demonstrating continuity of NW Limb zone mineralization along approximately 110 metres trend-length of the fold structure

- 17.5 metres grading 3.89 g/t gold, including 6.03 g/t gold over 7.0 metres, from a down-hole depth of 4.5 metres in #KBDD20377; undercutting trench #TAD045 returning 6.32 g/t gold over 15.0 metres along southeastern margin of Double 19 Fold Hinge zone

The Gatehouse Zone, located approximately 500 metres southeast of the Zone 2 gold resource footprint area, was originally identified by 2011 - 2012 scout trenching / drilling targeting a gold-in-soil anomaly with a coincidental Induced Polarization (IP) / Resistivity geophysical signature. Follow up drilling of this prospect during the present 2020 resource expansion target generation program extended the mineralization approximately 235 metres further southwest along the host granitoid body than the gold zone originally outlined by the 2011 - 2012 trenching / drilling. Typical Kibi-type (Zone 2) Granitoid-hosted gold mineralization has been traced to date over an approximately 325 metre strike length and to a 165 metre vertical depth along the NE-trending Gatehouse zone.

The assay results for the 13 follow up boreholes (1,660 metres) on the Gatehouse Zone were reported by the Company on September 8, October 20, and December 16, 2020, including the following highlights:

- 14.4 metres grading 1.7 g/t gold, including 2.42 g/t gold over 4.2 metres, from a down-hole depth of 66.9 metres in #KBDD20350; 150 metre step-out from original 2012 scout drilling

- 17.0 metres grading 1.05 g/t gold, including 4.51 g/t gold over 1.0 metre, from a down-hole depth of 104.0 metres in #KBDD20352 and 12.5 metres grading 1.24 g/t gold, including 2.72 g/t gold over 4.0 metres, from a down-hole depth of 31.5 metres in #KBDD20370, approximately 50 metres down-dip and 35 metres up-dip of the #KBDD20350 intercept, respectively; establishing mineralization to a vertical depth of approximately 120 metres on the #KBDD20350 - #352 - #370 drill fence

The Boomerang Zone was originally identified during a 2012 scout drilling program designed to test geophysical targets located along the approximately 2.5 km long by 0.5 km to 1.2 km wide Zone 3 anomalous gold-in-soil trend. Follow up drilling of this prospect during the 2020 drilling campaign defined a typical Kibi-type (Zone 2) Granitoid-hosted gold zone located over 1,500 metres to the southwest of the current Zone 2 gold resource footprint. Gold mineralization at the Boomerang Zone has been traced to date over an approximately 80 metre down-plunge distance from surface along an apparent NE-plunging fold structure.

The assay results for the 8 follow up boreholes (857 metres) on the Boomerang Zone were reported by the Company on September 8 and October 20, 2020, including the following highlights:

- 43.5 metres grading 1.21 g/t gold, including 2.16 g/t gold over 7.5 metres and 4.3 g/t gold over 6.0 metres, from a down-hole depth of 3.0 metres in #KBDD20335 and 24.0 metres grading 1.35 g/t gold, including 1.99 g/t gold over 9.0 metres, from a down-hole depth of 56.5 metres in undercut hole #KBDD20338; approximately 30 metres down plunge of the #KBDD20335 gold intercept

The Road Cut Zone, lying approximately 65 metres from the southern margin of the Kibi Gold Project's flagship Big Bend gold deposit, was subjected to follow up drilling from mid-November 2019 to late April 2020 as part of the ongoing resource expansion target generation program designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts. Based on recent detailed 3D geological modelling, the follow up drilling tested the Road Cut zone with optimized North-South drill targeting, unlike the ESE-trending drill orientation utilized in the original 2011 drilling. Present drilling efforts traced the gold mineralization over an approximately 200 metre strike length and to an approximately 170 metre vertical depth within a parallel diorite body lying along the southern (footwall) flank of the Big Bend diorite. With the auriferous vein system centred on the same apparent NE-plunging, open fold hinge zone controlling the Big Bend deposit gold mineralization. The Big Bend deposit has a current indicated mineral resource of 213,000 ounces of gold (2.72 million tonnes at an average grade of 2.44 g/t gold) and an additional inferred mineral resource of 27,000 ounces of gold (0.52 million tonnes at an average grade of 1.6 g/t gold).

The assay results for the 18 follow up Road Cut zone boreholes (2,446 metres), including 3 holes (351 metres) drilled in late 2019, were reported by the Company on February 26 and September 8, 2020, including the following highlights:

- 49 metres grading 1.1 g/t gold, including 1.42 g/t gold over 31.6 metres and 45.1 metres grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 metres from down-hole depths of 47 metres and 32 metres in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 metre spaced drill-fan patterns

Exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2020 year were limited to airborne geophysical survey compilation and satellite remote sensing imagery.

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

We recognized gains related to other items of $3,778,635 in 2020 (2019 - $3,349,405, 2018 - $2,426,331).  The gains can mostly be attributed to the recovery of gold and gain on sales of securities.  During the year ended December 31, 2020, we sold 3,137 fine ounces of gold at an average price of US$1,695 for net proceeds of $2,373,592 (2019 - 2,945 fine ounces of gold at an average price of $1,356 for net proceeds of $1,878,198, 2018 - 4,346 ounces of gold at an average price of $1,262 for net proceeds of $2,791,014).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

Embedded derivatives resulted from issuing Canadian denominated warrants in the May 2016 financing.  Because the Company's functional currency is the US dollar, Canadian denominated warrants must be considered expense items and reported on a mark-to-market basis.  During 2018 the term of these warrants was extended to February 2020.

We recognized a mark-to-market recovery of expense of $137,313 on warrants in 2020 (2019 - expense of $21,250, 2018 - expense of $114,793), related to extending the warrants to February 2020.  Canadian dollar denominated warrants were issued with financings.  These warrants were deemed to be embedded derivatives since our company's functional currency is the U.S. dollar.  The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

During the year ended December 31, 2020, our company had a foreign exchange loss of $124,558 (2019 - loss of $40,849, 2018 - loss of $234,063) mostly due to strength in the U.S. dollar against the Ghana cedi.  The Canadian dollar strengthened against the US dollar in 2020 and 2019 but weakened in 2018.  During 2020, the Canadian dollar demonstrated weakness against the US dollar, which affected Canadian expenses incurred.

Our company recognized a trading and holding gain on marketable securities in 2020 of $1,346,699 (2019 - gain of $1,485,100, 2018 - loss of $31,723).  Gains in 2020 were recognized throughout the portfolio, with significant gains reported on several investments.  Most of the 2019 gain resulted on the appreciation and sale of one security in Q3 2019.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $45,589 (2019 - $48,476, 2018 - $15,896) mostly relates to interest and dividends on investment portfolio assets.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

During 2020, the company issued 885,000 shares at CAD$0.50 per share for cash proceeds of $334,132 on the exercise of warrants and issued 346,500 shares at prices between CAD$0.15 and CAD$0.50 per share for cash proceeds of $71,912 on the exercise of stock options.

There were no capital raising transactions in 2019, nor in 2018.

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

Cash on hand was increased by $470,017 during 2020.  Operations provided cash of $505,415.  Cash of $1,378,637 was used to purchase investments in 2020 while proceeds from the sale of investments generated $1,562,517 of cash.  Inventory was increased by $448,944 due to the timing of smelt shipments.  Prepaids were decreased as balances advanced before smelt shipments were completed were reduced in 2020.  Payables were increased, mostly due to an accrual for income taxes payable in Ghana related to 2020 operations.  Payables decreased in 2020 as there were no Q4 shipments of gold and therefore no royalty expense accrual.  Other operating expenses were mostly cash neutral.    Cash of $319,590 was used to purchase a fixed assets, mostly a second drill and a dozer, during 2020.  Cash of $121,852 was used to repurchase shares in 2020.  Cash proceeds of $406,044 were received on the exercise of stock options and warrants.

During the year ended December 31, 2020, our company repurchased 233,600 of our shares at a cost of $107,565 and cancelled these shares.  Also, during the year ended December 31, 2019, the company repurchased 25,000 of our shares at a cost of $9,430.  These shares were reported as shares in treasury at December 31, 2019 and were cancelled in January 2020.  Further, during the year ended December 31, 2020, the company repurchased 5,200 of our shares at a cost of $4,857.  These shares were reported as shares in treasury at December 31, 2020 and were cancelled in January 2021.

In the year ended December 31, 2019, our company repurchased and cancelled 401,800 of our shares at a cost of $124,145 (December 31, 2018 - repurchased and cancelled 1,536,500 of our shares at a cost of $290,985).

At December 31, 2020, accounts payable and accrued liabilities increased by $139,110 to $286,422, mostly due to a $200,000 income tax accrual (December 31, 2019 - $147,313, December 31, 2018 - $320,184).  In addition, with no gold shipments in the fourth quarter, royalty payments to the government for the third quarter were remitted, reducing our balances payable.  Our cash and cash equivalents as at December 31, 2020 were sufficient to pay these liabilities.  We believe that our company has sufficient working capital to achieve our 2020 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2020.

Inventory increased substantially in 2020 as the gold shipment to smelt was delayed until January 2021.  This inventory generated $3.5 million of cash in January 2021.

At December 31, 2020, we had total cash and cash equivalents and restricted cash of $4,747,578 (December 31, 2018 - $4,277,561, December 31, 2018 - $2,860,447).  Working capital as of December 31, 2020 was $7,313,004 (December 31, 2019 - $4,995,317, December 31, 2018 - $2,634,750).  The 2020 increase in working capital mostly reflects the revenue from gold recovery and the gain on the investment portfolio, combined with gold inventory on hand.  The 2019 increase in working capital mostly reflects the revenue from gold recovery and the gain on sale of investments. The 2018 increase in working capital mostly reflects the revenue from gold recovery.

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

Our shares of common stock, warrants and stock options outstanding as at March 31, 2021, December 31, 2020, December 31, 2019, and December 31, 2018 were as follows:

	March 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018
Common Shares	46,899,917	46,817,017	45,844,117	46,245,917
Warrants	-	-	1,250,000	1,250,000
Stock Options	2,506,000	2,636,000	2,615,000	2,615,000
Fully diluted	49,405,917	49,453,017	49,709,117	50,110,917

Subsequent to December 31, 2020, 5,200 shares which were purchased in December 2020 were cancelled.  In January 2021 and February 2021, a total of 41,900 shares were purchased and cancelled.  Subsequent to December 31, 2020, 130,000 stock options were exercised for shares, which provided CAD$38,000 of cash.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $0.9 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2021 budget to carry out our plan of operations is approximately $1,800,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2021.  However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2020.

Going Concern

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $1,860,249 for the year ended December 31, 2020, it has an accumulated a deficit of $22,813,141.  Results for the year ended December 31, 2020 are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

D. Trends

Gold prices closed in 2020 at $1,888 per ounce, above the 2020 average of $1,770 per ounce.  The low for 2020 occurred in March, with prices gradually demonstrating strength from that time forward. We continue to see positive indicators for gold prices in the future.

The WHO-declared coronavirus pandemic continues to create a significant amount of economic uncertainty across the world.  While gold prices originally surged with this announcement, prices have fallen back recently with a global asset sell off.  Indicators are of significant spending programs by all governments to combat this issue while supporting national economies.

The coronavirus has negatively affected world GDP's and resulted in significant amounts of money printing by governments.  This response has resulted in inflation in previous cycles.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2020 and previous two years are as follows:

	2020	2019	2018
High	$2,067	$1,546	$1,355
Low	1,474	1,270	1,178
Average	1,770	1,392	1,268

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

Our company does not have any material contractual obligations as of December 31, 2020.

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

       ● the effect of COVID-19 on world economies and the company's operations;

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

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth, as of December 31, 2020, the names of the directors and senior management of Xtra-Gold.  Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas Manager Director, Ghana Operations	54	President and CEO Xtra-Gold Resources Corp., and Manager Director of Ghana Operations	January 3, 2009	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	35	Vice President Palisade Global Investments	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	56	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	82	Retired businessman	June 11, 2011	none
Yves P. Clement (5)(6) Vancouver, British Columbia Vice-President, Exploration	55	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	Director of Tartisan Nickel Corp. since January 2016 (CSE:TN)
Victor Nkansa (5)(6) Accra, Ghana Vice-President, Ghana Operations	62	Chief Financial Officer and Vice-President, Ghana Operations of Xtra-Gold Resources Corp.	December 22, 2009	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	62	Senior Market Manager, Unum	June 22, 2015	none

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

Currently, Mr. Longshore is a director of Good2go2 Corp. and High Mountain 2 Capital Corporation. Mr. Longshore is not an officer and/or director of any other public company, at the current time. During 2019, Mr. Longshore was a director of Hempco Food and Fibre Inc.

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

Denis Laviolette, B.Sc, Earth Science (Geology)

Mr. Laviolette is an exploration professional with approximately 10 years of experience in mining and capital markets. Mr Laviolette is a co-founder, CEO & President and Director of GoldSpot Discoveries (TSX.V:SPOT) and is co-founder and President and Director of New Found Gold Corp. Mr Laviolette worked with mineral projects in (Timmins, Kirkland Lake and Red Lake),.. Mr. Laviolette received his B.Sc, Earth Science (Geology) from Brock University, in St. Catharines, Ontario. Mr. Laviolette was employed as a mining analyst with Pinetree Capital Ltd. ("Pinetree") in Toronto since February 2014 to September 2015.  His responsibilities at Pinetree include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing and summarizing technical reports on resources, feasibility and corporate financial statements.

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

During the prior five years, Mr. Minuk has been an officer and/or director of the following public companies.

Name of Company	Position(s) Held	Term of Office
Buccaneer Gold Corp. (1)	Corporate Secretary	April 2011 to August 2015

(1)	Buccaneer Gold Corp. is a mineral exploration CSE listed issuer.

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

B. Compensation

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2020.

No part of this compensation was paid pursuant to a profit sharing plan.  There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)		Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director President and CEO Manager Director of Ghana Operations	2020 2020 2020	- - 385,764	(2) (3)	- - -	- - -	- - 385,764
Denis Laviolette	Director	2020	-		14,633	-	14,633
Peter Minuk	Director Secretary and Treasurer	2020 2020	2,238 4,104	(1) (1)	12,292 -	- -	14,530 4,104
James H. Schweitzer	Director	2020	-		17,559	-	17,559
Yves P. Clement	Vice-President, Exploration	2020	111,915	(1)(2)	14,633	-	126,548
Victor Nkansa	Vice-President, Ghana Operations Chief Financial Officer	2020 2020	127,444 -	(2)(3)	- 14,633	- -	127,444 14,633
Hans Julian Morsches	Director	2020	-		14,633	-	14,633

(1) The compensation noted above under "Total Compensation" was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7461.

(2) See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for consulting arrangements and/or consulting contracts with our company.

(3) The compensation noted above under "Total Compensation" was paid in Ghanaian cedi and was translated at the average exchange rate of C$1.00 = US$0.1744.

Stock Options Granted in 2020

During our fiscal year ended December 31, 2020, we granted 314,000 stock options to senior management or directors and recognized an expense of $91,894.

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2020

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

His primary responsibilities are the provision of accounting services and assisting with the facilitation of obtaining mining leases, operating permits and prospecting license or renewals with respect to our property interests and acting as our primary liaison with the Government of Ghana.  He also provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties.  As of the date of this annual report, our Vice-President, Ghana Operations is paid 17,647 Cedis (US$3,000) per month by XG Mining to provide his consulting services on a month to month "as needed" basis.  The Vice President, Ghana Operations is also eligible for bonuses based on gold production. There is no provision for a payment to be made to our Vice-President, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors' approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects.  As of the date of this annual report, Mr. Clement is paid CAD$12,500 (USD$9,326) per month to provide the foregoing services.  He is reimbursed for certain expenses incurred in performing his duties to our company.  There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

Compensation Committee

We established a Compensation Committee in November 2009.  The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans.  Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee's charter authorizes the committee to retain an independent consultant, no third-party compensation consultant was engaged for 2019.  The Compensation Committee is composed of three directors; namely James Schweitzer, who is also Chair of our Compensation Committee, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	4,420,855	10.2%	10.2%
Denis Laviolette (4)	common	-	0.4%	0.4%
Peter Minuk (5)	common	20,000	0.5%	0.5%
James H. Schweitzer (6)	common	358,000	0.9%	0.9%
Yves P. Clement (7)	common	26,000	1.2%	0.4%
Victor Nkansa (8)	common	-	0.2%	0.2%
Hans Julian Morsches (9)	common	200,000	0.8%	0.8%
Directors and Officers as a Group		5,024,855	14.3%	14.3%

(1) Based on 48,870,917 common shares outstanding as at March 31, 2021 and as if all of the options held by directors and officers (1,971,000 as a group) were exercised converted to common shares.

(2) Based on 48,870,917 common shares outstanding as at March 31, 2021 and as if only the vested options (1,971,000 as a group) and were exercised converted to common shares.

(3) James Longshore owns 4,420,855 common shares of which 1,047,000 common shares are owned directly, 2,050,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 1,323,855 common shares are owned indirectly through Sausilito Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore.  Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table. Mr. Longshore holds a total of 544,000 stock options with exercise prices and expiry dates as set out in the table below.

(4) Denis Laviolette holds a total of a total of 215,000 stock options with exercise prices and expiry dates as set out in the table below.

(5) Peter Minuk owns 20,000 common shares and holds a total of 192,000 stock options with exercise prices and expiry dates as set out in the table below.

(6) James H. Schweitzer owns 358,000 common shares and holds 100,000 stock options with an exercise price and expiry date as set out in the table below.

(7) Yves P. Clement holds a total of 550,000stock options with exercise prices and expiry dates as set out in the table below.

(8) Victor Nkansa holds 105,000 stock options with exercise prices and expiry dates as set out in the table below.

(9) Hans Julian Morsches owns 200,000 common shares and holds a total of a total of 215,000 stock options with exercise prices and expiry dates as set out in the table below.

Options to Purchase Securities

10% Rolling Stock Option Plan

On May 12, 2011, our Board of Directors considered and believed that it was advisable and in the best interests of our company to terminate our fixed 2005 Equity Incentive Compensation Plan and authorized, approved and adopted our 10% rolling stock option plan (the "Option Plan").  Our Option Plan was approved by our shareholders at our annual and special shareholders' meeting held on June 10, 2011 and we received final acceptance of our Option Plan from the TSX on July 13, 2011.  In accordance with TSX policy, all unallocated options or other entitlements to a compensation arrangement which does not have a fixed number of securities reserved for issuance must be approved every three years by our Board of Directors and our shareholders.  On March 26, 2014, our Board of Directors approved our Option Plan for a further three-year period (the "2014 Plan").  The 2014 Plan was approved by our shareholders at our annual and special meeting of shareholders held on June 19, 2014 and we received final acceptance of our 2014 Plan from the TSX on June 26, 2014.  On March 28, 2017, our Board of Directors approved our Option Plan for a further three year period (the "2017 Plan").  The 2017 Plan was approved by our shareholders at our annual and special meeting of shareholders held on May 16, 2017 and we received final acceptance of our 2017 Plan from the TSX on May 16, 2017.  On March 26, 2020, our Board of Directors approved our Option Plan for a further three-year period (the "2020 Plan").  The 2020 Plan was approved by the shareholders at our annual and special meeting of shareholders held in June 2020.

Pursuant to our Option Plan, our company may issue no more than 10% of our issued and outstanding common shares in the aggregate from time to time, and a maximum of 5% of the common shares may be issued to any one director, officer, key employee or other eligible person, except consultants, in any 12-month period, unless disinterested stockholder approval is obtained.  The maximum number of common shares that may be issued to a consultant under our Option Plan in a 12-month period shall not exceed 2% of the common shares outstanding.  The number of securities issuable to our company's insiders (as defined in National Instrument 55-104 - Insider Reporting Requirements), at any time, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities and the number of securities issued to insiders, within any one-year period, under all security-based compensation arrangements, shall not exceed 10% of the issued and outstanding securities.  Common shares used for stock grants and our Option Plan options may be authorized and unissued common shares or common shares reacquired by our company.  Common shares covered by our Option Plan options which terminate unexercised or common shares subject to stock awards which are forfeited or cancelled will again become available for grant as additional options or stock awards, without decreasing the maximum number of common shares issuable under our Option Plan.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2020, as well as the number of options granted to directors and all consultants as a group.  The exercise prices of the stock options are stated in Canadian dollars as that is the currency unit in which the options were issued.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
James Longshore	President , CEO and Director Manager Director of Ghana Operations	382,000 162,000	CAD$0.15 CAD$0.30	December 31, 2022 July 1, 2023
Denis Laviolette	Director	125,000 40,000 50,000	CAD$0.20 CAD$0.30 CAD$1.23	October 8, 2025 July 1, 2026 October 23, 2025
Peter Minuk	Secretary and Treasurer and Director	150,000 42,000 50,000	CAD$0.30 CAD$0.60 CAD$1.23	July 1, 2023 June 1, 2025 October 23, 2025
James H. Schweitzer	Director	40,000 60,000	CAD$0.30 CAD$1.23	July 1, 2023 October 23, 2025
Yves P. Clement	Vice-President, Exploration	400,000 100,000 50,000	CAD$0.40 CAD$0.30 CAD$1.23	May 5, 2026 July 10, 2026 October 23, 2025
Victor Nkansa	Vice-President, Ghana Operations	12,000 15,000 78,000 50,000	CAD$0.60 CAD$0.50 CAD$0.30 CAD$1.23	June 1, 2025 March 1, 2021 July 1, 2023 October 23, 2025
Hans Julian Morsches	Director	125,000 40,000 50,000	CAD$0.20 CAD$0.30 CAD$1.23	October 8, 2025 July 1, 2023 October 23, 2025

As a group, seven officers and directors hold 1,971,000 stock options as at December 31, 2020.

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

Our company's registered shareholders' list for our common shares, dated March 31, 2021, showed 141 registered shareholders and

46,899,917 shares outstanding of which 13 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,286,252 common shares representing 73% of the issued and outstanding shares of Xtra-Gold.

The following table lists the only persons or companies, known by our company, to beneficially own more than 5% of our voting securities.  There has been no significant change in the percentage ownership held by any major shareholders during the past three years.  Our company's major shareholders do not have different voting rights.

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS

James Longshore (1)(2)	common	4,964,855	10.0% (2)
Leon van der Merwe	common	5,107,851	10.3%

(1) James Longshore owns 4,420,855 common shares of which 1,047,000 common shares are owned directly, 2,050,000 common shares are owned indirectly through Brokton International Ltd., a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore and 1,323,855 common shares are owned indirectly through Sausilito Ltd. is a Turks & Caicos Islands corporation, whose sole beneficial owner is James Longshore.  Mr. Longshore exercises sole investment, voting and disposition powers over the common shares included in the above table.  Mr. Longshore holds a total of 544,000 stock options with exercise prices and expiry dates as set out in the table under "Stock Options Outstanding".

(2) Based on 49,405,917 common shares outstanding as at March 31, 2021 and as if all 2,636,000 stock options were exercised.

B. Related Party Transactions

During the years ended December 31, 2020, 2019 and 2018, the Company entered into the following transactions with related parties:

	December 31, 2020	December 31, 2019	December 31, 2018

Consulting fees paid or accrued to officers or their companies	894,616	$701,957	$850,028
Directors' fees	2,238	2,257	2,316

Stock option grants to officers and directors	112,868	-	-
Stock option grant price range	CAD$0.60 to CAD $1.23	-	-

Of the total consulting fees noted above, $531,527 (December 31, 2019 - $399,365, December 31, 2018 - $548,585) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $265,764 (December 31, 2019 - $199,683, December 31, 2018 - $274,292) of this amount.  As at December 31, 2020, a prepaid balance of $12,065 (December 31, 2019, $83,592 balance payable, December 31, 2018 - $53,632 balance payable) exists to this related company and $Nil remains payable (December 31, 2019 - $3,800, December 31, 2018 - $3,800) to the related party for expenses earned for work on behalf of the Company.

During 2020 the Company granted 314,000 options to insiders at a prices between of $0.47 (CAD$0.60) and $0.96 (CAD$1.23).  A total of $112,868 was included in consulting fees related to these options.  During 2019 and 2018 the Company did not grant stock options to insiders.

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

The Company is a party to three pending lawsuits.  The first lawsuit claims mining activities of the Company are illegal and cause substantial environmental damage to the community.  The second lawsuit claims that all leases issued to mining companies in Ghana violate the Ghana Constitution and are therefore illegal.  The third lawsuit claims that an Xtra contracted worker caused bodily harm on another person.  The Company will defend itself in each of these lawsuits if required, and believes both cases are completely without merit and frivolous.

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

B. Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2020, other than property update activities as reported in Note 6 to our financial statements for the year ended December 31, 2020 which are disclosed in this annual report.

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

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

FOR THE FINANCIAL YEAR ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2020	$1.50	$0.46	$0.1.11	$0.33
December 31, 2019	$0.63	$0.31	$0.48	$0.23
December 31, 2018	$0.43	$0.20	$0.45	$0.15
December 31, 2017	$0.35	$0.19	$0.27	$0.12
December 31, 2016	$0.55	$0.20	$0.42	$0.14

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the full financial quarters for the three most recent full financial years.

FOR THE FINANCIAL QUARTER ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2020	$1.41	$1.04	$0.98	$0.97
September 30, 2020	$1.50	$0.65	$1.11	$1.02
June 30, 2020	$0.71	$0.46	$0.52	$0.47
March 31, 2020	$0.65	$0.46	$0.36	$0.33
December 31, 2019	$0.60	$0.42	$0.48	$0.33
September 30, 2019	$0.63	$0.36	$0.47	$0.27
June 30, 2019	$0.40	$0.31	$0.31	$0.23
March 31, 2019	$0.46	$0.32	$0.35	$0.24
December 31, 2018	$0.43	$0.25	$0.45	$0.18
September 30, 2018	$0.30	$0.23	$0.23	$0.17
June 30, 2018	$0.30	$0.23	$0.23	$0.15
March 31, 2018	$0.28	$0.20	$0.21	$0.17

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the most recent six months.

FOR THE MONTH ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
February 29, 2021	$1.49	$1.34	$1.12	$1.06
January 31, 2021	$1.45	$1.24	$1.05	$0.99
December 31, 2020	$1.41	$1.15	$0.98	$0.97
November 30, 2020	$1.28	$1.15	$0.94	$0.89
October 31, 2020	$1.39	$1.04	$0.87	$0.86
September 30, 2020	$1.50	$1.14	$0.47	$0.33

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies.  Our common shares fluctuated during 2020 from a low of CAD$0.46 to a high of CAD$1.50 and during the most recent six months our common shares fluctuated from a low of CAD$1.04 to a high of CAD$1.50.  Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration.  There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.  Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls.  Based on this assessment, our management has concluded that as of December 31, 2020, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C Principal Accountant Fees and Services

During the financial years ended December 31, 2020, 2019 and 2018, RBSM LLP served as the company auditor.

Audit Fees

Audit fees are the aggregate fees billed by RBSM LLP in 2020, 2019, and 2018 for the audit of Xtra-Gold's consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.  The aggregate audit fees billed by our company's external auditors for the year ended December 31, 2020 was $25,000, December 31, 2019 was $40,000, for the year ended December 31, 2018 was $25,000.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company's external auditors that are reasonably related to the performance of the audit or review of our company's quarterly financial statements and are not reported above under "Audit Fees."  Our company did not incur any non-audit fees in 2020 or in 2019.  Our company paid RBSM LLP $12,000 for audit-related fees in the years ended December 31, 2018.

Tax Fees

Tax fees consist of professional services rendered by our company's external auditors for tax compliance and tax advice.  Our company paid RBSM LLP $nil for tax fees for the year ended December 31, 2020, 2019 and 2018.

All Other Fees

All other fees consist of fees for other miscellaneous items.  There were no other fees in connection services provided or billed by our company's external auditors in the years ended December 31, 2020, 2019 and 2018.

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

The Company announced in a news release disseminated on March 12, 2020, that, following expiration of the 2019 Bid, it would be renewing the 2020 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2020 Bid"), representing approximately 10% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis was 5,298 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  Our company purchased an aggregate of 305,700 common shares at an average price of C$0.79 under the 2020 Bid which were cancelled.

The Company announced in a news release disseminated on March 12, 2021, that, following expiration of the 2020 Bid, it would be renewing the 2021 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2020 Bid"), representing approximately 10% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis is 32,828 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  All shares purchased under the 2021 Bid will be cancelled.

As of March 26, 2021, the Company repurchased 27,200 Common Shares under the 2021 Bid.

Further details relating to the 2021 Bid are noted in the table directly below and in the footnotes following the table, which sets forth information as at the date of this annual report.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month 1 (March 12 to date, 2021)	27,200	$0.93	27,200	4,000,000
Total Shares Repurchased	27,200	$0.93	27,200	4,000,000

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

  The results of the 2020 Bid and the details of the 2020 Bid, referred to above, were announced in a news release on March 12, 2021.

Item 16F Change in Registrant's Certifying Accountant

No change during 2020, 2019, or 2018.

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

● Audited Financial Statements for the Years Ended December 31, 2020, 2019, and 2018

 ● Report of Independent Registered Public Accounting Firm dated March 26, 2021

 ● Consolidated Balance Sheets as at December 31, 2020, 2019 and 2018

 ● Consolidated Statements of Operations for the Years Ended December 31, 2020, 2019 and 2018

 ● Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2019 and 2018

 ● Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2020, 2019 and 2018

 ● Notes to the Consolidated Financial Statements

Item 19 Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed April 3, 2013.

(2) Filed as an exhibit to this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XTRA-GOLD RESOURCES CORP.

By	/s/ James Longshore
James Longshore
President and Chief Executive Officer

Date:	March 31, 2021