Form 20-F
period 2021-12-31
XTRA-GOLD RESOURCES CORP
filed 2022-04-01
CIK 1288770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[✓]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

James Longshore, 416-628-2881 (telephone), Shirley Street Plaza, Suite 2150, PO Box AP 59217

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

Title of each class	Outstanding at December 31, 2021
Common shares	46,687,517
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ]	Yes	[✓]	No

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

CAUTIONARY NOTE TO INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES AND OTHER MINING INFORMATION UNDER S-K 1300 AS COMPARED TO NI 43-101

Except where noted, the reserve and resource estimates in this Annual Report have been prepared in accordance with the requirements of SEC Regulation S-K (Subpart 1300) ("S-K 1300") which came into force on January 1, 2021 and replaces Industry Guide 7. S-K 1300 now aligns most mining disclosure for SEC registrants in accordance with the definitions provided by the Committee for Reserves International Reporting Standards ("CRIRSCO"). Investors are cautioned however, that all reserve and resource estimates previously furnished or filed by the Company with the SEC were initially prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 was also developed in accordance with CRIRSCO guidelines.

S-K 1300 includes the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under CRIRSCO. As a result of the adoption of S-K 1300, the SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to CRIRSCO.

Investors are cautioned that while the above terms are substantially similar to CRIRSCO, there are differences in the definitions under S-K 1300 and CRIRSCO. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

Investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", (i) a "measured mineral resource" has a higher level of confidence than that applying to either an "indicated mineral resource" or an "inferred mineral resource", it may be converted to a "proven mineral reserve" or to a "probable mineral reserve", (ii) an "indicated mineral resource" has a lower level of confidence than that applying to a "measured mineral resource" and may only be converted to a "probable mineral reserve", and (iii) an "inferred mineral resource" has a lower level of confidence than that applying to an "indicated mineral resource" and must not be converted to a "mineral reserve. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2021	2020	2019	2018	2017
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	2,045,713	2,297,023	2,388,347	1,539,294	453,932
Net gain attributable to non-controlling interest	(121,545)	(141,782)	(140,390)	(233,111)	(98,077)
Income tax	(1,088,192)	(294,992)	Nil	Nil	Nil
Net gain (loss) attributable to Xtra-Gold Resources Corp.	957,521	1,860,249	2,247,957	1,306,183	355,855
Basic and diluted gain (loss) attributable to common shareholders per common share	0.02	0.04	0.05	0.03	0.01
Total current assets	9,127,160	7,739,823	5,438,857	3,258,955	1,825,755
Total assets	10,758,031	9,340,942	6,875,325	4,790,576	3,328,082
Total current liabilities	1,122,483	426,819	443,540	624,205	443,457
Total liabilities	1,122,483	426,819	443,540	624,205	443,457
Working capital	8,004,677	7,313,004	4,995,317	2,634,750	1,382,318
Capital stock	46,688	46,817	45,844	46,246	47,782
Total equity	9,635,548	8,914,123	6,431,785	4,166,371	2,884,625
Total Xtra-Gold Resources Corp. stockholders' equity	9,826,744	9,226,864	6,886,308	4,761,284	3,712,649
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,779,574	46,645,387	46,095,232	47,089,027	47,948,596
Diluted weighted average number of common shares outstanding	48,925,574	49,033,887	49,589,430	49,405,027	51,339,216

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

If our company does not obtain new financings, commencing from 2022, the amount of funds available to our company to pursue any further exploration activities at our projects could be reduced and our company's plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project. Commencing from 2022, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects. Any impairment in our company's ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company's plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2022 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2022, our company may need to explore various financing alternatives to meet our projected costs and expenses. Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all. Additionally, if the actual costs to execute our company's business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company's ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2021, our company had an accumulated deficit of $21,793,376. It is anticipated that our company could experience an operating loss for fiscal 2022 until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of $21,793,376 as of December 31, 2021. These factors, among others, raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred. If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

● price controls;

● geopolitical risks could affect the import of consumables;

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

In addition, our company may be exposed to potential environmental impacts during any full scale mining operation. At such time of commencement of full scale mining, if ever, our company plans to negotiate posting of a reclamation bond to quantify the reclamation costs. Our company anticipates that the dollar amount of reserves established for exposure to environmental liabilities, at December 31, 2021, will be $93,343, as to $33,943 for our Kwabeng project, $20,363 for our Banso and Muoso Projects, and $39,034 for our Pameng project, as estimated to meet the regulatory requirements of the Environmental Protection Agency of Ghana. Our company is currently unable to predict the ultimate cost of compliance or the extent of liability risks.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company's exploration activities and our financial condition. At December 31, 2021, the company had accrued $93,343 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $296,322 posted as required by the Ghanaian government.

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

Development of our Business During 2021

Exploration expense was incurred in 2021 as the company actively worked on its properties. Exploration activities for the 2021 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts highlighted by the release of an updated Mineral Resource Estimate for the Company's flagship Kibi Gold Project in the December 2021 quarter (see the Company's news release of November 1, 2021). Seventy-five (75) diamond core boreholes totalling 11,343 metres were completed by the Company's in-house drilling crews in 2021 with drilling efforts primarily targeting resource expansion opportunities within Zone 3 of the Kibi Gold Project.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2021 year.

As at the date of this annual report, we have the following five projects all of which are in the exploration stage.

Kibi Project. Our flagship Kibi Gold Project is located on the Apapam concession and is our only material project.

On November 1, 2021, the Company announced the results of an updated Mineral Resource Estimate for its Kibi Gold Project located on the Apapam Mining Lease. The updated resource estimate, with an effective date of September 30, 2021, was prepared in accordance with the Definition Standards for Mineral Resources and Mineral Reserves set out by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The  Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDAR at www.sedar.com.

The updated Mineral Resource incorporates an additional 212 diamond core boreholes (25,198.55 m) completed since the October 2012 Maiden Resource Estimate. This includes 158 holes (21,321.45 m) completed from February 2018 - June 2021 by Xtra-Gold's in-house drilling crews on resource expansion targets within the Zone 1 - Zone 2 - Zone 3 resource estimate footprint area. The resource estimate encompasses drill hole and trench data available as of July 30, 2021.

The new Mineral Resource encompasses updated resource estimates for the following five (5) deposits: Big Bend, East Dyke, Mushroom, South Ridge and Double 19; and initial resource estimates for the following three (3) deposits, which were at an early exploration stage at the time of the 2012 resource estimate: Road Cut, Gatehouse and Gold Mountain. In aggregate, these eight (8) gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off).

In comparison to the 2012 Maiden Resource Estimate, the updated Mineral Resource represents increases of 124.4% in the Indicated category and 22.9% in the Inferred category. Approximately 73% of the Indicated Mineral Resources (456,200 oz.) is contained within the essentially contiguous Big Bend and East Dyke deposits.

Gold mineralization within the Mineral Resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity. The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Kinross Mining's Chirano deposit within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Cautionary Note on Mineral Resources: Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability. The Mineral Resource Estimate disclosed herein includes Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated resource categories through further drilling, or into Mineral Reserves, once economic considerations are applied. The stated figures for contained gold are in-situ Mineral Resources.

Exploration activities for the first half of 2021 focussed on resource expansion drilling on the Double 19 resource body (3,292 m) and exploration drilling targeting resource expansion opportunities within Zone 3 of the Kibi Gold Project (2,150 m). The Zone 3 target generation drilling program was designed to follow up on early-stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. The assay results for the 36 boreholes (5,982 m) completed from January to June 2021 (#KBDD21379 - #KBDD21414), were reported by the Company on April 14 and August 11, 2021, including the following highlights:

- 48.8 m at 0.76 grams per tonne gold ("g/t Au"), including 6.9 m at 1.91 g/t Au, from 134.0 m in hole #KBDD21387; and 15.1 m at 1.24 g/t Au from 200.0 m in undercut hole #KBDD21391 (Double 19 - Resource Expansion Drilling)

- 13.5 m at 1.92 g/t Au from 138.5 m in hole #KBDD21384; 11.6 m at 1.00 g/t Au and 17.1 m at 1.13 g/t Au from 92.0 m and 121.9 m respectively in #KBDD21386; and 7.6 m at 2.12 g/t Au and 8.75 m at 1.03 g/t Au from 101.0 m and 125.25 m in respectively in # KBDD21390 (Double 19 - Resource Expansion Drilling)

- 65.0 m at 1.03 g/t Au, including 13.5 m at 2.42 g/t Au, from 33.0 m in hole #KBDD21411; and 43.1 m at 0.75 g/t Au, including 3.0 m at 3.65 g/t Au and 9.0 m at 1.29 g/t Au, from 28.5 m in #KBDD21402 (Boomerang West Target - Exploration Drilling)

- 7.3 m at 1.93 g/t Au from 70.7 m in hole #KBDD21409; and 15.0 m at 1.02 g/t Au from 99.0 m in undercut hole #KBDD21410 (Twin Zone Target - Exploration Drilling)

Exploration activities for the second half of 2021, corresponding to exploration drilling conducted after the late July 2021 database close-out date for the updated Mineral Resource Estimate, continued to target resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure. With the exploration program focussing on follow up drilling of the early-stage Boomerang East, Boomerang West, and Twin Zone (formerly JK East) targets positioned along similar second-order fold hinge structures as the neighbouring Double 19 resource body, and scout drilling of prospective litho-structural gold settings identified by recently completed detailed 3D geological modelling. The assay results for the 39 boreholes (5,982 m) completed from late July to December 2021 (#KBDD21415 - #KBDD21453), as well as five (5) boreholes completed in January 2022 (#KBDD22454 - #KBDD22458), were reported by the Company on February 18, 2022, including the following highlights:

Boomerang East Target

- 6.0 metres ("m") at 6.19 grams per tonne gold ("g/t Au"), including 2.6 m at 13.82 g/t Au, from 52.0 m in hole #KBDD21434

- 33.5 m at 1.22 g/t Au, including 7.5 m at 3.76 g/t Au, from 31.5 m in hole #KBDD21453

- 16.5 m at 6.23 g/t Au, including 6.5 m at 13.74 g/t Au, from 1.5 m in hole #KBDD22455

- 13.5 m at 1.64 g/t Au, including 6.0 m at 3.35 g/t Au, from 0.0 m in #KBDD22458; followed by second interval of 21.0 m at 1.46 g/t Au from 39.0 m, including 11.0 m at 2.49 g/t Au

- gold mineralization at Boomerang East target traced over an approximately 400 m section across the southeastern limb of the NE-trending Zone 2 - Zone 3 anticlinal fold structure; with the mineralization predominantly being spatially associated with a series of apparent second-order (parasitic) fold structures

Boomerang West Target

- 29.0 m at 1.04 g/t Au, including 4.5 m at 3.27 g/t Au, from 50.0 m in #KBDD21423

- 6.0 m at 3.12 g/t Au from 9.0 m in hole #KBDD21425

- Boomerang West target occupies a NE-plunging, tight to isoclinal, anticlinal fold hinge zone; with gold mineralization traced over an approximately 240 m trend-length and 80 m width of the anticlinal fold structure, and down to a vertical depth of approximately 165 m

Twin Zone Target

- 13.2 m at 1.07 g/t Au from 161.0 m in hole #KBDD21419

- 4.0 m at 3.53 g/t Au from 157.0 m in hole #KBDD21448

- gold mineralization at the early-stage Twin Zone target intermittently traced over an approximately 275 m down-plunge    distance, and down to a vertical depth of approximately 150 m, along the limbs of two parallel, NE-trending, second-order (parasitic) fold structures

See "Kibi Project - Prior Exploration by Xtra-Gold" for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2022, we plan to conduct:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $750,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

As at the date of this annual report, during 2022, we plan to conduct:

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

As of the date of this annual report, during 2022, we plan to conduct an exploration program consisting of:

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

We did not conduct any exploration work on the Banso project during the two years preceding the fiscal year

As of the date of this annual report, during 2022, we plan to conduct an exploration program consisting of:

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

As of the date of this annual report, during 2022, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects in 2022. We estimate a cost of $750,000 to complete a 15,000 metre drill program at Kibi in 2022.

Gold Recovery Operations. We continued with placer gold recovery operations at our Kwabeng, Pameng Banso and Muoso projects during the fiscal year. We recovered 4,113 ounces of raw placer gold (Kwabeng - 568 ounces, Pameng - 2,703 ounces, Banso - 593 ounces, and Muoso - 249 ounces) and sold 4,318 ounces of fine gold for net proceeds of $4,074,170. As at the date of this annual report, during 2022, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2021, from all properties, amounted to $24,862,401.

As of the date of this annual report, we have:

● have achieved a series of losses since inception, although we reported a profit in 2021, 2020, and 2019;

● have minimal operations, and

● relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years. We purchased three new pickup trucks in 2021. We purchased a second exploration drill, a bulldozer, a genset, and three new pickup trucks in 2020. We purchased a trommel in 2019.

C. Organizational Structure

The following organization chart sets forth our significant subsidiaries.

D. Property, Plants and Equipment

S-K 1300 Compliance

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this annual report on Form 20-F is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. The information was initially prepared under NI 43-101 but, where required, adjustments and additional disclosures have been made in accordance with S-K 1300.

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

We conduct administrative activities from our Corporate Office, located at Monte Carlo #7, Paradise Island, Nassau, Bahamas. Since there is no mail delivery service in Bahamas, our Company requires a P.O. Box at Village Road Shopping Plaza, Suite #2150, P.O Box AP 59217, Nassau, Bahamas. We pay rent of $2,700 monthly.

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
Akrapong
KIBI GOLD DISCOVERY
PAMENG CONCESSION
Kibi Old Mine
Asiakwa
Apapam
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

A maiden Mineral Resource Estimate was produced by Xtra-Gold for its Kibi Gold Project on October 26, 2012. The maiden Zone 2 - Zone 3 resource estimate, including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3, represented the first ever Mineral Resource generated on a lode gold project within the Kibi Gold Belt. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each were estimated to encompass an Indicated Mineral Resource of 3.38 million tonnes grading 2.56 grams per tonne ("g/t") gold for 278,000 ounces of contained gold and an additional Inferred Mineral Resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, filed under the Company's profile on SEDAR at www.sedar.com.

On November 1, 2021, the Company announced the results of an updated Mineral Resource Estimate for its Kibi Gold Project located on the Apapam Mining Lease. The updated resource estimate, with an effective date of September 30, 2021, was prepared in accordance with the Definition Standards for Mineral Resources and Mineral Reserves set out by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The  Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDAR at www.sedar.com. A copy of the Technical Report is attached as Exhibit 1.5 to this Form 20-F.

The updated Mineral Resource incorporates an additional 212 diamond core boreholes (25,198.55 m) completed since the October 2012 Maiden Resource Estimate. This includes 158 holes (21,321.45 m) completed from February 2018 - June 2021 by Xtra-Gold's in-house drilling crews on resource expansion targets within the Zone 1 - Zone 2 - Zone 3 resource estimate footprint area. The resource estimate encompasses drill hole and trench data available as of July 30, 2021.

The new Mineral Resource encompasses updated resource estimates for the following five (5) deposits: Big Bend, East Dyke, Mushroom, South Ridge and Double 19; and initial resource estimates for the following three (3) deposits, which were at an early exploration stage at the time of the 2012 resource estimate: Road Cut, Gatehouse and Gold Mountain. In aggregate, these eight (8) gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off).

In comparison to the 2012 Maiden Resource Estimate, the updated Mineral Resource represents increases of 124.4% in the Indicated category and 22.9% in the Inferred category. Approximately 73% of the Indicated Mineral Resources (456,200 oz.) is contained within the essentially contiguous Big Bend and East Dyke deposits.

Gold mineralization within the Mineral Resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity. The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Kinross Mining's Chirano deposit within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Cautionary Note on Mineral Resources: Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability. The Mineral Resource Estimate disclosed herein includes Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated resource categories through further drilling, or into Mineral Reserves, once economic considerations are applied. The stated figures for contained gold are in-situ Mineral Resources.

We have the following lode gold exploration activities planned for 2022:

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $750,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

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

During 2010 through 2012, we did not conduct any placer gold recovery operations at our Kwabeng project. From 2013 to 2021, we conducted placer gold recovery operations at our Kwabeng project, while adding placer gold recovery operations at Banso and Muoso in 2015 and at Pameng in 2020.

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

Technical Reports

Independent NI 43-101 Technical Report (Kibi Gold Project)

In November 2021, Tect Geological Consulting Ltd and Pivot Mining Consultants Ltd. prepared an independent technical report ("Technical Report") in support of an updated Mineral Resource Estimate on the Company's Kibi Gold Project located on the Apapam Mining Lease. The Technical Report was prepared in accordance with disclosure and reporting guidelines set forth in National Instrument 43-101 (NI 43-101) and companion Form 43-101F1 of the Canadian Securities Administrators' Standards of Disclosure for Mineral Projects.

The Technical Report summarizes the geology, past exploration activities and updated Mineral Resource Estimate on the Kibi Gold Project. With the updated Mineral Resource Estimate based on drilling completed since the October 2012 maiden Mineral Resource Estimate. The resource estimate was prepared in accordance with the Definition Standards for Mineral Resources and Mineral Reserves set out by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM").

The Technical Report, entitled "Xtra-Gold Resources Corporation Kibi Gold Project", with an Effective Date of September 30, 2021, and dated November 16, 2021, was jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, under the supervision of Ken Lomberg, Director, Geology and Resources, of Pivot Mining Consultants (Pty) Ltd, an independent Qualified Person pursuant to NI 43-101. The Technical Report is available for review under the Company's profile on SEDAR (www.sedar.com). A copy of the Technical Report is attached as Exhibit 1.5 to this Form 20-F.

Updated Mineral Resource Estimate

The database for the Kibi Gold Project encompasses 468 boreholes totalling 74,286.39 metres, including 418 diamond core holes (69,571.39 m) and 50 reverse circulation (RC) boreholes (4,715 m), drilled by Xtra-Gold since 2008. This includes an additional 212 diamond core boreholes totalling 25,198.55 metres, completed since the 2012 Maiden Mineral Resource. The Kibi Gold Project database also incorporates 405 trenches totalling 17,544.8 metres, including an additional 95 trenches (3,018.7 m) completed since the 2012 resource estimate. This resource estimate encompasses drill hole and trench data available as of July 30, 2021.

The updated Mineral Resource Estimate encompasses eight (8) deposits collectively estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold. Details for the Mineral Resource Estimate are outlined in the following table:

Mineral Resource Declaration - Kibi Gold Project (1-14) Effective Date: September 30, 2021 (Cut-Off Grade: Au 0.5 g/t)
Big Bend
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	6,472,000	2.78	1.48	307,400
Inferred	1,257,000	2.82	1.03	41,400

Double 19
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	1,584,000	2.62	1.38	70,400
Inferred	-	-	-	-

East Dyke
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	3,102,000	2.72	1.49	148,800
Inferred	1,128,000	2.84	1.19	43,300

South Ridge
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	2,005,000	2.70	1.07	68,700
Inferred	943,000	2.82	1.02	30,800

Mushroom
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	505,000	2.64	1.37	22,300
Inferred	-	-	-	-

Road Cut
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	225,000	2.80	0.85	6,100
Inferred	-	-	-	-

Gate House and Gold Mountain
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	-	-	-	-
Inferred	2,366,000	2.76	0.79	65,200

Total
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	13,893,000	2.73	1.40	623,700
Inferred	5,694,000	2.80	0.96	180,700

 Notes

  1) CIM Definition Standards were followed for the Mineral Resource estimate.

  2) The Mineral Resource estimate encompasses drill hole and trench data available as of July 30, 2021.

3) A cut-off grade of 0.5 g/t gold was applied to all resource estimates, after consideration for the reasonable expectation of eventual economic extraction, assuming initially open pit extraction with some deposits transitioning to an underground mining operation.

4) The capping value was established for each deposit independently, with assay capping values ranging from 15 g/t - 25 g/t gold for the respective deposits.

5) The estimation utilised Ordinary Kriging with each target being evaluated independently.

6) The understanding of the geology and specifically the structure underpinned the estimation.

7) Average density values for oxide, transition, and fresh (sulphide) materials were established for each deposit independently; with the indicated density values reflecting weighted averages for oxide, transition, and fresh materials for the respective deposits.

8) Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

9) Mineral resource tonnage and grade are reported as undiluted.

10) The figures for contained gold are in-situ Mineral Resources.

11) 1 troy ounce equals 31.10348 grams.

12) Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability.

13) Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.

14)  The estimate of Mineral Resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Three dimensional (3D) geological models were generated for each auriferous body, based on the known geology and identified structural trends for the respective bodies. The approach was based on the premise that gold-bearing fluids would have preferentially flowed through the defined structures, as depicted by the geological models. The detailed geological models, in addition to providing well-constrained mineralization envelopes for mineral resource estimation, also serve as guides for structurally-controlled mineralization zones that will be subject to further exploration targeting.

The new Mineral Resource encompasses updated resource estimates for the following five (5) deposits: Big Bend, East Dyke, Mushroom, South Ridge and Double 19; and initial resource estimates for the following three (3) deposits, which were at an early exploration stage at the time of the 2012 resource estimate: Road Cut, Gatehouse and Gold Mountain. No additional drilling was completed on the Big Bend and East Dyke deposits since the previous resource estimate, with the updated resources for these auriferous bodies based solely on new detailed structural analysis and 3D geological modelling.

These eight (8) auriferous bodies lying within approximately 1.6 kilometres of each other, including: the Big Bend, East Dyke, Mushroom and South Ridge deposits within Zone 2, with separations varying from almost contiguous to 200 metres; the Double 19 deposit in Zone 3, approximately 450 metres southwest of Zone 2; and the Gatehouse and Gold Mountain bodies situated in Zone 1, approximately 650 metres southeast of Zone 2. Mineralization remains open down-plunge for all auriferous bodies, with several bodies remaining open in multiple directions. Approximately 73% of the Indicated Mineral Resource (456,200 oz.) is contained within the essentially contiguous Big Bend and East Dyke deposits, with these auriferous bodies extending to approximately 650 metres and 500 metres, respectively, beneath the topographic surface.

Gold mineralization within the Mineral Resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity. The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Kinross Mining's Chirano deposit within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Technical Report Recommendations

Based on the results of the 2021 Mineral Resource Estimate ("MRE") and exploration results on early-stage targets across the project area, Pivot and Tect recommend a two-phase exploration program to further advance the Kibi Gold Project.

Phase 1 is geared towards the further delineation of existing mineral resources and identification of additional resource bodies within the MRE footprint area, continued advancement of early-stage targets across the Kibi Gold Project, and property-scale target generation exploration work.

Phase 2, designed to support the continued advancement of the project, includes additional drilling to further define mineral resources, an updated mineral resource estimate, completion of a Preliminary Economic Assessment ("PEA"), metallurgical test work, and collection of additional data to support future scoping studies.

A cost estimate for the recommended two-phase work program serves as a guideline. The estimated drilling expenditures are based on all-inclusive drilling costs utilizing Xtra-Gold's in-house operated diamond core drill rigs. Total expenditures are estimated at USD 5,295,000, including: USD 3,570,000 for Phase 1; and USD 1,725,000 for Phase 2. With the implementation of Phase 2 being contingent upon the success of Phase 1.

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

Objectives and Overview

● to review geological mapping to date and to provide on ground structural geological guidance; and

● to conduct structural geological investigations of key exposures and drill core at Zone 2 with a focus on understanding:

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

South Zone and Other Zones (including the Mushroom Zone)

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

The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company's profile on SEDAR at www.sedar.com. A copy of the Technical Report is attached as Exhibit 1.5 to this Form 20-F.

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

2021 Exploration Program

Exploration activities for the first half of 2021 focussed on resource expansion drilling on the Double 19 resource body (3,292 m) and exploration drilling targeting resource expansion opportunities within Zone 3 of the Kibi Gold Project (2,150 m). The Zone 3 target generation drilling program was designed to follow up on early-stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. The assay results for the 36 boreholes (5,982 m) completed from January to June 2021 (#KBDD21379 - #KBDD21414), were reported by the Company on April 14 and August 11, 2021, including the following highlights:

- 48.8 m at 0.76 grams per tonne gold ("g/t Au"), including 6.9 m at 1.91 g/t Au, from 134.0 m in hole #KBDD21387; and 15.1 m at 1.24 g/t Au from 200.0 m in undercut hole #KBDD21391 (Double 19 - Resource Expansion Drilling)

- 13.5 m at 1.92 g/t Au from 138.5 m in hole #KBDD21384; 11.6 m at 1.00 g/t Au and 17.1 m at 1.13 g/t Au from 92.0 m and 121.9 m respectively in #KBDD21386; and 7.6 m at 2.12 g/t Au and 8.75 m at 1.03 g/t Au from 101.0 m and 125.25 m in respectively in # KBDD21390 (Double 19 - Resource Expansion Drilling)

- 65.0 m at 1.03 g/t Au, including 13.5 m at 2.42 g/t Au, from 33.0 m in hole #KBDD21411; and 43.1 m at 0.75 g/t Au, including 3.0 m at 3.65 g/t Au and 9.0 m at 1.29 g/t Au, from 28.5 m in #KBDD21402 (Boomerang West Target - Exploration Drilling)

- 7.3 m at 1.93 g/t Au from 70.7 m in hole #KBDD21409; and 15.0 m at 1.02 g/t Au from 99.0 m in undercut hole #KBDD21410 (Twin Zone Target - Exploration Drilling)

Exploration activities for the second half of 2021, corresponding to exploration drilling conducted after the late July 2021 database close-out date for the updated Mineral Resource Estimate, continued to target resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure. With the exploration program focussing on follow up drilling of the early-stage Boomerang East, Boomerang West, and Twin Zone (formerly JK East) targets positioned along similar second-order fold hinge structures as the neighbouring Double 19 resource body, and scout drilling of prospective litho-structural gold settings identified by recently completed detailed 3D geological modelling. The assay results for the 39 boreholes (5,982 m) completed from late July to December 2021 (#KBDD21415 - #KBDD21453), as well as five (5) boreholes completed in January 2022 (#KBDD22454 - #KBDD22458), were reported by the Company on February 18, 2022, including the following highlights:

Boomerang East Target

- 6.0 metres ("m") at 6.19 grams per tonne gold ("g/t Au"), including 2.6 m at 13.82 g/t Au, from 52.0 m in hole #KBDD21434

- 33.5 m at 1.22 g/t Au, including 7.5 m at 3.76 g/t Au, from 31.5 m in hole #KBDD21453

- 16.5 m at 6.23 g/t Au, including 6.5 m at 13.74 g/t Au, from 1.5 m in hole #KBDD22455

- 13.5 m at 1.64 g/t Au, including 6.0 m at 3.35 g/t Au, from 0.0 m in #KBDD22458; followed by second interval of 21.0 m at 1.46 g/t Au from 39.0 m, including 11.0 m at 2.49 g/t Au

- gold mineralization at Boomerang East target traced over an approximately 400 m section across the southeastern limb of the NE-trending Zone 2 - Zone 3 anticlinal fold structure; with the mineralization predominantly being spatially associated with a series of apparent second-order (parasitic) fold structures

Boomerang West Target

- 29.0 m at 1.04 g/t Au, including 4.5 m at 3.27 g/t Au, from 50.0 m in #KBDD21423

- 6.0 m at 3.12 g/t Au from 9.0 m in hole #KBDD21425

- Boomerang West target occupies a NE-plunging, tight to isoclinal, anticlinal fold hinge zone; with gold mineralization traced over an approximately 240 m trend-length and 80 m width of the anticlinal fold structure, and down to a vertical depth of approximately 165 m

Twin Zone Target

- 13.2 m at 1.07 g/t Au from 161.0 m in hole #KBDD21419

- 4.0 m at 3.53 g/t Au from 157.0 m in hole #KBDD21448

- gold mineralization at the early-stage Twin Zone target intermittently traced over an approximately 275 m down-plunge distance, and down to a vertical depth of approximately 150 m, along the limbs of two parallel, NE-trending, second-order (parasitic) fold structures

Future Exploration Plans

2022 Proposed Exploration Program

As at the date of this annual report, during 2022, we plan to conduct:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $750,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

Gold Intercept Reporting Criteria

Unless otherwise indicated, "Reported Intercepts" represent core-lengths; true width of mineralization is unknown at this time. Individual sample results were length weighted to yield average composite interval grades as reported. Unless otherwise indicated "Significant Intercepts" satisfy following criteria: 1 metre minimum length and minimum metal factor (grade x length) of 3; with minimum 0.3 grams per tonne ("g/t") gold average grade over interval or a minimum metal factor of 5 if interval less than 1 metre in length. Intercepts also constrained with a 0.25 g/t gold minimum cut-off grade at top and bottom of intercept, with no upper cut-off applied, and maximum of five (5) consecutive samples of internal dilution (<0.25 g/t gold). All internal intervals above 15 g/t gold indicated.

Quality-Control Program

We have implemented a quality-control program to ensure best practice in the sampling and analysis of the diamond drill core, reverse circulation (RC) chip samples, saprolite trench and saw-cut channel samples, and soil samples. Drill core is HQ diameter (63.5 millimeters) in upper oxidized material (regolith) and NQ diameter (47.6 millimeters) in the lower fresh rock portion of the hole. Drill core is saw cut and half the core is sampled in standard intervals. The remaining half of core is stored in a secure location. Reverse circulation (RC) chip samples are taken at one meter intervals under dry drilling conditions by experienced geologists, with all samples weighed on site. Saprolite trench samples consist of continuous, horizontal channels collected from a canal excavated along the bottom sidewall of the trench (~ 0.10 meters above floor). All samples are transported in security-sealed bags to Intertek Minerals Limited, an ISO 17025:2005 accredited laboratory located in Tarkwa, Ghana. As of the date of this annual report, a 1,000 gram split of the sample is pulverized to better than 85% passing 75 microns, and analyzed by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish. Samples with observed visible gold and/or exhibiting typical Kibi-type granitoid hosted mineralization characterized by liberated, particulate gold grains are pulverized in their entirety to better than 85% passing 75 microns, and analyzed three times by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish; with the arithmetic average of the three assays reported. Our company inserts a certified reference standard (low to high grade), analytical blank, and field duplicate sample in every batch of 20 drill core / reverse circulation (RC) chip / trench channel / saw cut channel samples. Validation parameters are established in the database to ensure quality control.

Recovery and Sale of Placer Gold

There were no placer gold recovery operations carried out at this project from 2012 to 2021.

Mineral Resources and Reserves

No mineral reserves have been identified on our Kibi project.

A maiden Mineral Resource Estimate was produced by Xtra-Gold for its Kibi Gold Project on October 26, 2012. The maiden Zone 2 - Zone 3 resource estimate, including the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, and the Double 19 deposit in Zone 3, represented the first ever Mineral Resource generated on a lode gold project within the Kibi Gold Belt. Collectively, these five gold deposits lying within approximately 1.6 kilometres of each were estimated to encompass an Indicated Mineral Resource of 3.38 million tonnes grading 2.56 grams per tonne ("g/t") gold for 278,000 ounces of contained gold and an additional Inferred Mineral Resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, filed under the Company's profile on SEDAR at www.sedar.com.

On November 1, 2021, the Company announced the results of an updated Mineral Resource Estimate for its Kibi Gold Project located on the Apapam Mining Lease. The updated resource estimate, with an effective date of September 30, 2021, was prepared in accordance with the Definition Standards for Mineral Resources and Mineral Reserves set out by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The  Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDAR at www.sedar.com. A copy of the Technical Report is attached as Exhibit 1.5 to this Form 20-F.

The updated Mineral Resource incorporates an additional 212 diamond core boreholes (25,198.55 m) completed since the October 2012 Maiden Resource Estimate. This includes 158 holes (21,321.45 m) completed from February 2018 - June 2021 by Xtra-Gold's in-house drilling crews on resource expansion targets within the Zone 1 - Zone 2 - Zone 3 resource estimate footprint area. The resource estimate encompasses drill hole and trench data available as of July 30, 2021.

The new Mineral Resource encompasses updated resource estimates for the following five (5) deposits: Big Bend, East Dyke, Mushroom, South Ridge and Double 19; and initial resource estimates for the following three (3) deposits, which were at an early exploration stage at the time of the 2012 resource estimate: Road Cut, Gatehouse and Gold Mountain. In aggregate, these eight (8) gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off).

In comparison to the 2012 Maiden Resource Estimate, the updated Mineral Resource represents increases of 124.4% in the Indicated category and 22.9% in the Inferred category. Approximately 73% of the Indicated Mineral Resources (456,200 oz.) is contained within the essentially contiguous Big Bend and East Dyke deposits.

Gold mineralization within the Mineral Resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity. The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Kinross Mining's Chirano deposit within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Cautionary Note on Mineral Resources: Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability. The Mineral Resource Estimate disclosed herein includes Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated resource categories through further drilling, or into Mineral Reserves, once economic considerations are applied. The stated figures for contained gold are in-situ Mineral Resources.

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

2021 Exploration Program

Exploration work on our Kwabeng project during the 2021 year was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

2022 Proposed Exploration Program.

As at the date of this annual report, during 2022, we plan to conduct:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013).

Recovery and Sale of Placer Gold

As at December 31, 2021, we have sold an aggregate of 20,444 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, and 2013 to 2021 fiscal years. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2009 through 2012.

The gold price (approximately $1,923 per ounce as at March 19, 2021) is significantly greater compared to the approximately $300 per ounce gold price during the previous mining effort by the former operator of this project. On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 2 years. However, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

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

2021 Exploration Programs

Exploration activities on our Pameng project during the 2021 year was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

Future Exploration Plans for 2022

As at the date of this annual report, during 2022, we have planned the following exploration activities at this project:

● ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company. During 2010, 4,720 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 897 ounces of gold for gross proceeds of $1,128,451. During 2011, 5,621 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068 ounces of gold for $1,489,058. During 2012, we sold 53 ounces of gold for gross proceeds of $87,997 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project. No placer gold recovery operations were conducted at this project from 2012 to 2019. Gold recovery operations resumed in 2020. Gold sales of 2,871 ounces of pure gold in 2021 (2020 - 1,366 ounces of pure gold) were sold for $5,026,504 (2020 -$2,323,843).

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

2019 to 2021 Exploration Programs

No significant lode gold exploration work was conducted by our company on our Banso project from 2013 to 2021. Exploration activities on our Muoso project during the 2021 year was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

Future Exploration Plans for 2022

As at the date of this annual report, during 2022, we have planned the following exploration activities at this project:

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

Prior Exploration by Xtra-Gold

No significant lode gold exploration work was conducted by our company on our Muoso project from 2014 through to the end of our fiscal year. Exploration activities on our Muoso project during the 2021 year was limited to airborne geophysical survey compilation and satellite remote sensing imagery.

Future Exploration Plans for 2022

As at the date of this annual report, during 2022, we have planned the following exploration activities at this project:

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

Item 5 Operating and Financial Review and Prospects

A. Operating Results -

Our company reported a net gain after tax for the year ended December 31, 2021 of $835,976 (December 31, 2020 - gain of $1,860,249, December 31, 2019 - gain of $2,247,957). Our company's basic and diluted gain per share for the year ended December 31, 2021 was $0.02 (December 31, 2020 - $0.05, December 31, 2019 - $0.05). All years benefited from gold recovery results and  from a large gain on investment portfolio holdings. The most significant change is the tax expense as the company has used its tax shelter position.

The weighted average number of shares outstanding was 46,779,574 (December 31, 2020 - 46,645,387, December 31, 2019 - 46,095,232). Average shares were increased in 2021 via the exercise of warrants and stock options in 2020, and reduced from share repurchases. Average shares were increased in 2020 via the exercise of warrants and stock options, and reduced from share repurchases. Average shares outstanding were reduced in 2019 through share repurchases. Average fully diluted shares in 2021 were 48,925,574 (2020 - 49,033,887, 2019 - 49,589,430), with the difference being in the money stock options and warrants. These items did not materially affect earnings per share.

We incurred expenses of $2,161,514 in the year ended December 31, 2021 (December 31, 2020 - $1,481,612, December 31, 2019 - $961,058). Exploration expense increased significantly in 2021 as more consultants were engaged to assist with the hard rock program, work on the NI 43-101 technical report, and more drilling was undertaken. Exploration expense in 2020 was increased from 2019 with the addition of a second drill and a more intense hard-rock exploration program. We expense all exploration costs. Amortization in 2021 increased with the addition of three pickup trucks, while 2020 increased with the late-2019 addition of a trommel and with the 2020 addition of a drill, pickup trucks and a dozer. General and administrative expense in 2021 of $377,345 decreased from $578,176 in 2020 but was in line with the 2019 expense of $344,710. Most of the difference in general and administrative expense was created by stock-based compensation. Non-cash stock-based compensation expense was $2,504 in 2021, $196,115 in 2020, and $10,642 in 2019. The company did not grant stock options in 2021. The company granted 534,000 stock options in 2020. Revaluation of consultants' options in 2020 did not materially affect the 2020 expense. No options were granted in 2019, with the expense related to valuation of consultant's options.

Exploration activities for the 2021 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts highlighted by the release of an updated Mineral Resource Estimate for the Company's flagship Kibi Gold Project in the December 2021 quarter (see the Company's news release of November 1, 2021). Seventy-five (75) diamond core boreholes totalling 11,343 metres were completed by the Company's in-house drilling crews in 2021 with drilling efforts primarily targeting resource expansion opportunities within Zone 3 of the Kibi Gold Project.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2021 year.

On November 1, 2021, the Company announced the results of an updated Mineral Resource Estimate for its Kibi Gold Project located on the Apapam Mining Lease. The updated resource estimate, with an effective date of September 30, 2021, was prepared in accordance with the Definition Standards for Mineral Resources and Mineral Reserves set out by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The  Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDAR at www.sedar.com.

The updated Mineral Resource incorporates an additional 212 diamond core boreholes (25,198.55 m) completed since the October 2012 Maiden Resource Estimate. This includes 158 holes (21,321.45 m) completed from February 2018 - June 2021 by Xtra-Gold's in-house drilling crews on resource expansion targets within the Zone 1 - Zone 2 - Zone 3 resource estimate footprint area. The resource estimate encompasses drill hole and trench data available as of July 30, 2021.

The new Mineral Resource encompasses updated resource estimates for the following five (5) deposits: Big Bend, East Dyke, Mushroom, South Ridge and Double 19; and initial resource estimates for the following three (3) deposits, which were at an early exploration stage at the time of the 2012 resource estimate: Road Cut, Gatehouse and Gold Mountain. In aggregate, these eight (8) gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off).

In comparison to the 2012 Maiden Resource Estimate, the updated Mineral Resource represents increases of 124.4% in the Indicated category and 22.9% in the Inferred category. Approximately 73% of the Indicated Mineral Resources (456,200 oz.) is contained within the essentially contiguous Big Bend and East Dyke deposits.

Gold mineralization within the Mineral Resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity. The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Kinross Mining's Chirano deposit within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Cautionary Note on Mineral Resources: Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability. The Mineral Resource Estimate disclosed herein includes Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated resource categories through further drilling, or into Mineral Reserves, once economic considerations are applied. The stated figures for contained gold are in-situ Mineral Resources.

Exploration activities for the first half of 2021 focussed on resource expansion drilling on the Double 19 resource body (3,292 m) and exploration drilling targeting resource expansion opportunities within Zone 3 of the Kibi Gold Project (2,150 m). The Zone 3 target generation drilling program was designed to follow up on early-stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. The assay results for the 36 boreholes (5,982 m) completed from January to June 2021 (#KBDD21379 - #KBDD21414), were reported by the Company on April 14 and August 11, 2021, including the following highlights:

- 48.8 m at 0.76 grams per tonne gold ("g/t Au"), including 6.9 m at 1.91 g/t Au, from 134.0 m in hole #KBDD21387; and 15.1 m at 1.24 g/t Au from 200.0 m in undercut hole #KBDD21391 (Double 19 - Resource Expansion Drilling)

- 13.5 m at 1.92 g/t Au from 138.5 m in hole #KBDD21384; 11.6 m at 1.00 g/t Au and 17.1 m at 1.13 g/t Au from 92.0 m and 121.9 m respectively in #KBDD21386; and 7.6 m at 2.12 g/t Au and 8.75 m at 1.03 g/t Au from 101.0 m and 125.25 m in respectively in # KBDD21390 (Double 19 - Resource Expansion Drilling)

- 65.0 m at 1.03 g/t Au, including 13.5 m at 2.42 g/t Au, from 33.0 m in hole #KBDD21411; and 43.1 m at 0.75 g/t Au, including 3.0 m at 3.65 g/t Au and 9.0 m at 1.29 g/t Au, from 28.5 m in #KBDD21402 (Boomerang West Target - Exploration Drilling)

- 7.3 m at 1.93 g/t Au from 70.7 m in hole #KBDD21409; and 15.0 m at 1.02 g/t Au from 99.0 m in undercut hole #KBDD21410 (Twin Zone Target - Exploration Drilling)

Exploration activities for the second half of 2021, corresponding to exploration drilling conducted after the late July 2021 database close-out date for the updated Mineral Resource Estimate, continued to target resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure. With the exploration program focussing on follow up drilling of the early-stage Boomerang East, Boomerang West, and Twin Zone (formerly JK East) targets positioned along similar second-order fold hinge structures as the neighbouring Double 19 resource body, and scout drilling of prospective litho-structural gold settings identified by recently completed detailed 3D geological modelling. The assay results for the 39 boreholes (5,982 m) completed from late July to December 2021 (#KBDD21415 - #KBDD21453), as well as five (5) boreholes completed in January 2022 (#KBDD22454 - #KBDD22458), were reported by the Company on February 18, 2022, including the following highlights:

Boomerang East Target

- 6.0 metres ("m") at 6.19 grams per tonne gold ("g/t Au"), including 2.6 m at 13.82 g/t Au, from 52.0 m in hole #KBDD21434

- 33.5 m at 1.22 g/t Au, including 7.5 m at 3.76 g/t Au, from 31.5 m in hole #KBDD21453

- 16.5 m at 6.23 g/t Au, including 6.5 m at 13.74 g/t Au, from 1.5 m in hole #KBDD22455

- 13.5 m at 1.64 g/t Au, including 6.0 m at 3.35 g/t Au, from 0.0 m in #KBDD22458; followed by second interval of 21.0 m at 1.46 g/t Au from 39.0 m, including 11.0 m at 2.49 g/t Au

- gold mineralization at Boomerang East target traced over an approximately 400 m section across the southeastern limb of the NE-trending Zone 2 - Zone 3 anticlinal fold structure; with the mineralization predominantly being spatially associated with a series of apparent second-order (parasitic) fold structures

Boomerang West Target

- 29.0 m at 1.04 g/t Au, including 4.5 m at 3.27 g/t Au, from 50.0 m in #KBDD21423

- 6.0 m at 3.12 g/t Au from 9.0 m in hole #KBDD21425

- Boomerang West target occupies a NE-plunging, tight to isoclinal, anticlinal fold hinge zone; with gold mineralization traced over an approximately 240 m trend-length and 80 m width of the anticlinal fold structure, and down to a vertical depth of approximately 165 m

Twin Zone Target

- 13.2 m at 1.07 g/t Au from 161.0 m in hole #KBDD21419

- 4.0 m at 3.53 g/t Au from 157.0 m in hole #KBDD21448

- gold mineralization at the early-stage Twin Zone target intermittently traced over an approximately 275 m down-plunge    distance, and down to a vertical depth of approximately 150 m, along the limbs of two parallel, NE-trending, second-order (parasitic) fold structures

Exploration activities for the 2020 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the resource expansion target generation drill program initiated in 2019. Seventy-four (74) diamond core boreholes totalling 9,615 metres were completed in 2020 with drilling efforts targeting resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area. The target generation drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012), test down-plunge extensions and/or fold limbs of existing resource bodies, and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. A total of 85 boreholes totaling 10,819 metres have been completed to date by the Company's in-house drilling crews during the ongoing Zone 2 - Zone 3 resource expansion drilling program initiated in late September 2019.

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

We recognized gains related to other items of $4,207,227 in 2021 (2020 - $3,778,635, 2019 - $3,349,405). The gains can mostly be attributed to the recovery of gold and gain on sales of securities, offset by foreign exchange losses in all years. During the year ended December 31, 2021, we sold 4,318 fine ounces of gold at an average price of US$1,789 for net proceeds of $4,074,170 (2020 - 3,137 ounces of gold at an average price of $1,695 for net proceeds of $2,373,592, 2019 - 2,945 fine ounces of gold at an average price of $1,356 for net proceeds of $1,878,198). Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

Embedded derivatives resulted from issuing Canadian denominated warrants in the May 2016 financing. Because the Company's functional currency is the US dollar, Canadian denominated warrants must be considered expense items and reported on a mark-to-market basis. During 2018 the term of these warrants was extended to February 2020.

The company had no warrants outstanding in 2021 and no mark-to-market adjustment was required. We recognized a mark-to-market recovery of expense of $137,313 on warrants in 2020 (2019 - expense of $21,250), related to extending the warrants to February 2020. Canadian dollar denominated warrants were issued with financings. These warrants were deemed to be embedded derivatives since our company's functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

During the year ended December 31, 2021, our company had a foreign exchange loss of $426,420 (2020 - loss of $124,558, 2019 - loss of $40,849) mostly due to strength in the U.S. dollar against the Ghana cedi and the Canadian dollar.

Our company recognized a trading and holding gain on marketable securities in 2021 of $714,523 (2020 - gain of $1,346,699, 2019 - gain of $1,485,100), whle recognizing an impairment on marketable securities in 2021 of $211,018. Gains in 2021 and 2020 were recognized throughout the portfolio, with significant gains reported on several investments. Most of the 2019 gain resulted on the appreciation and sale of one security in Q3 2019. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $55,972 (2020 - $45,589, 2019 - $48,476,) mostly relates to interest and dividends on investment portfolio assets.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

During the year ended December 31, 2021, the Company issued 255,000 shares at prices between CAD$0.23 and CAD$0.65 per share for proceeds of CAD$118,750 ($94,929) on exercise of stock options.

During 2020, the company issued 885,000 shares at CAD$0.50 per share for cash proceeds of $334,132 on the exercise of warrants and issued 346,500 shares at prices between CAD$0.15 and CAD$0.50 per share for cash proceeds of $71,912 on the exercise of stock options.

There were no capital raising transactions in 2021 or 2019.

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

Cash on hand was increased by $224,072 during 2021. Operations provided cash of $670,947. Cash of $2,357,144 was used to purchase investments in 2021 while proceeds from the sale of investments generated $2,053,292 of cash. Inventory was reduced by $133,292 due to the timing of smelt shipments. Payables were increased, mostly due to an accrual for income taxes payable in Ghana related to 2021 operations. Other operating expenses were mostly cash neutral. Cash of $203,419 was used to purchase three pickup trucks during 2021. Cash of $338,386 was used to repurchase shares in 2021. Cash proceeds of $94,929 were received on the exercise of stock options and warrants.

During the year ended December 31, 2021, our company repurchased 379,300 of our shares at a cost of $315,235 and cancelled these shares. Also, during the month ended December 31, 2020, the company repurchased 5,200 of our shares at a cost of $4,857. These shares were reported as shares in treasury at December 31, 2020 and were cancelled in January 2021. Further, during the month ended December 31, 2021, the company repurchased 17,600 of our shares at a cost of $13,294. These shares were reported as shares in treasury at December 31, 2021 and were cancelled in January 2022.

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

At December 31, 2021, accounts payable and accrued liabilities increased by $747,575 to $1,029,140, mostly due to a $600,000 income tax accrual increase (December 31, 2020 - $200,000) and a $91,000 increase in revenue-based gold production payments. With no gold shipments in the fourth quarter, royalty payments to the government for the third quarter were remitted, reducing our balances payable. Our cash and cash equivalents as at December 31, 2021 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2022 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2021.

At December 31, 2021, we had total cash and cash equivalents and restricted cash of $4,971,650 (December 31, 2020 - $4,747,578, December 31, 2019 - $4,277,561). Working capital as of December 31, 2021 was $8,004,677 (December 31, 2020 - $7,313,004, December 31, 2019 - $4,995,317,). In both 2021 and 2020, the increase in working capital mostly reflects the revenue from gold recovery and the gain on the investment portfolio, combined with gold inventory on hand. The 2019 increase in working capital mostly reflects the revenue from gold recovery and the gain on sale of investments.

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

Our shares of common stock, warrants and stock options outstanding as at March 26, 2022, December 31, 2021, December 31, 2020, and December 31, 2019 were as follows:

	March 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
Common Shares	46,585,917	46,687,517	46,817,017	45,844,117
Warrants	-	-	-	1,250,000
Stock Options	2,381,000	2,381,000	2,636,000	2,615,000
Fully diluted	48,966,917	49,068,517	49,453,017	49,709,117

Subsequent to December 31, 2021, 17,600 shares which were purchased in December 2021 were cancelled. In January 2022 and February 2022, a total of 84,000 shares were purchased and cancelled.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $0.8 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2022 budget to carry out our plan of operations is approximately $2,250,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview". These expenditures are subject to change if management decides to scale back or accelerate operations. We believe that we are adequately capitalized to achieve our operating plan for fiscal 2022. However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2021.

Going Concern

The Company is in development as an exploration company. It may need financing for its exploration and acquisition activities. Although the Company has incurred a gain of $835,976 for the year ended December 31, 2021, it has an accumulated a deficit of $21,977,165. Results for the year ended December 31, 2021 are not necessarily indicative of future results. The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

D. Trends

Gold prices closed in 2021 at $1,806 per ounce, just above the 2021 average of $1,807 per ounce. The low for 2021 occurred in March, with prices gradually demonstrating strength from that time forward. We continue to see positive indicators for gold prices in the future.

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

Gold prices per ounce over the year ended December 31, 2021 and previous two years are as follows:

	2021	2020	2019
High	$1,943	$2,067	$1,546
Low	1,684	1,474	1,270
Average	1,800	1,770	1,392

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

Our company does not have any material contractual obligations as of December 31, 2021.

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

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth, as of December 31, 2021, the names of the directors and senior management of Xtra-Gold. Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas Manager Director, Ghana Operations	55	President and CEO Xtra-Gold Resources Corp., and Manager Director of Ghana Operations	January 3, 2009	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	36	Vice President Palisade Global Investments	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	57	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	83	Retired businessman	June 11, 2011	none
Yves P. Clement (5)(6) Vancouver, British Columbia Vice-President, Exploration	56	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	Director of Tartisan Nickel Corp. since January 2016 (CSE:TN)
Victor Nkansa (5)(6) Accra, Ghana Vice-President, Ghana Operations	63	Chief Financial Officer and Vice-President, Ghana Operations of Xtra-Gold Resources Corp.	December 22, 2009	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	63	Managing Director, Unum	June 22, 2015	none

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

Currently, Mr. Longshore is a director of Good2go2 Corp. and High Mountain 2 Capital Corporation. Mr. Longshore is not an officer and/or director of any other public company, at the current time. During 2021, Mr. Longshore was a director of Buccaneer Gold Corp. During 2019, Mr. Longshore was a director of Hempco Food and Fibre Inc.

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

Victor Nkansa, CA, BA, Economics, MBA, Finance

Vice-President, Ghana Operations

Mr. Nkansa was appointed as Vice-President, Ghana Operations of our company in December 2009 and Chief Financial Officer on June 22, 2015. His responsibilities include overseeing our operations in Ghana under the supervision of our President and CEO, and General Manager of our Ghanaian subsidiaries, James Longshore. Mr. Nkansa is also the Secretary and a director of our Ghanaian subsidiaries. Mr. Nkansa is familiar and experienced with respect to obtaining mining leases, prospecting and reconnaissance licenses and the government regulations relating thereto and is knowledgeable in connection with environmental and forestry issues, immigration and customs affairs. His experience and background will assist us with respect to acquiring approvals, prospecting licenses, mining leases and related permits and renewals from the relevant government authorities to advance our operations in Ghana and acting as our primary government liaison in connection therewith. Mr. Nkansa has more than 29 years of business experience, the last 15 years of which have been in the mining industry. Since 2004, he has been the Controller of our Ghanaian subsidiaries where his responsibilities include the provision of accounting services and assisting with the facilitation of license renewals with respect to our property interests.

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

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)		Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director President and CEO Manager Director of Ghana Operations	2021 2021 2021	- - 506,247	(2) (3)	- - -	- - -	- - 506,247
Denis Laviolette	Director	2021	-		-	-	-
Peter Minuk	Director Secretary and Treasurer	2021 2021	2,398 4,796	(1) (1)	- -	- -	2,398 4,796
James H. Schweitzer	Director	2021	-		-	-	-
Yves P. Clement	Vice-President, Exploration	2021	119,910	(1)(2)	-	-	119,910
Victor Nkansa	Vice-President, Ghana Operations Chief Financial Officer	2021	107,104 -	(2)(3)	- -	- -	107,104 -
Hans Julian Morsches	Director	2021	-		-	-	-

(1) The compensation noted above under "Total Compensation" was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7994.

(2) See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for consulting arrangements and/or consulting contracts with our company.

(3) The compensation noted above under "Total Compensation" was paid in Ghanaian cedi and was translated at the average exchange rate of C$1.00 = US$0.1697.

Stock Options Granted in 2021

During our fiscal year ended December 31, 2021, we did not granted stock options to senior management or directors.

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2021

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

His primary responsibilities are the provision of accounting services and assisting with the facilitation of obtaining mining leases, operating permits and prospecting license or renewals with respect to our property interests and acting as our primary liaison with the Government of Ghana. He also provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties. As of the date of this annual report, our Vice-President, Ghana Operations is paid 19,451 Cedis (US$3,300) per month by XG Mining to provide his consulting services on a month to month "as needed" basis. The Vice President, Ghana Operations is also eligible for bonuses based on gold production. There is no provision for a payment to be made to our Vice-President, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors' approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects. As of the date of this annual report, Mr. Clement is paid CAD$12,500 (USD$9,993) per month to provide the foregoing services. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

Compensation Committee

We established a Compensation Committee in November 2009. The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans. Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee's charter authorizes the committee to retain an independent consultant, no third-party compensation consultant was engaged for 2021. The Compensation Committee is composed of three directors; namely James Schweitzer, who is also Chair of our Compensation Committee, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	4,420,855	10.2%	10.2%
Denis Laviolette (4)	common	-	0.4%	0.4%
Peter Minuk (5)	common	20,000	0.5%	0.5%
James H. Schweitzer (6)	common	358,000	0.9%	0.9%
Yves P. Clement (7)	common	-	1.1%	1.1%
Victor Nkansa (8)	common	-	0.2%	0.2%
Hans Julian Morsches (9)	common	200,000	0.9%	0.9%
Directors and Officers as a Group		4,998,855	14.3%	14.3%

(1) Based on 48,541,917 common shares outstanding as at March 31, 2021 and as if all of the options held by directors and officers (1,956,000 as a group) were exercised converted to common shares.

(2) Based on 48,541,917 common shares outstanding as at March 31, 2021 and as if only the vested options (1,956,000 as a group) and were exercised converted to common shares.

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

(5) Peter Minuk owns 20,000 common shares and holds a total of 242,000 stock options with exercise prices and expiry dates as set out in the table below.

(6) James H. Schweitzer owns 358,000 common shares and holds 100,000 stock options with an exercise price and expiry date as set out in the table below.

(7) Yves P. Clement holds a total of 550,000 stock options with exercise prices and expiry dates as set out in the table below.

(8) Victor Nkansa holds 90,000 stock options with exercise prices and expiry dates as set out in the table below.

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

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated. As at the date of this annual report, 4,658,592 common shares have been reserved for issuance under our Option Plan. As at the date of this annual report, there are 2,381,000 options outstanding to purchase an aggregate of 2,381,000 common shares, representing 5.1% of the 46,585,917 common shares currently outstanding. Options to purchase 2,277,592 common shares are currently available for grant under our Option Plan, being 10% of the 46,585,917 common shares currently outstanding less the 2,381,000 shares reserved for the 2,381,000 options currently outstanding.

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

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
James Longshore	President, CEO and Director Manager Director of Ghana Operations	382,000 162,000	CAD$0.15 CAD$0.30	December 31, 2022 July 1, 2023
Denis Laviolette	Director	125,000 40,000 50,000	CAD$0.20 CAD$0.30 CAD$1.23	October 8, 2025 July 1, 2026 October 23, 2025
Peter Minuk	Secretary and Treasurer and Director	150,000 42,000 50,000	CAD$0.30 CAD$0.60 CAD$1.23	July 1, 2023 June 1, 2025 October 23, 2025
James H. Schweitzer	Director	40,000 60,000	CAD$0.30 CAD$1.23	July 1, 2023 October 23, 2025
Yves P. Clement	Vice-President, Exploration	400,000 100,000 50,000	CAD$0.40 CAD$0.30 CAD$1.23	May 5, 2026 July 10, 2026 October 23, 2025
Victor Nkansa	Vice-President, Ghana Operations	12,000 78,000	CAD$0.60 CAD$0.30	June 1, 2025 July 1, 2023
Hans Julian Morsches	Director	125,000 40,000 50,000	CAD$0.20 CAD$0.30 CAD$1.23	October 8, 2025 July 1, 2023 October 23, 2025

As a group, seven officers and directors hold 1,956,000 stock options as at December 31, 2021.

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

Our company's registered shareholders' list for our common shares, dated March 18, 2022, showed 140 registered shareholders and

46,585,917 shares outstanding of which 13 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,286,252 common shares representing 73% of the issued and outstanding shares of Xtra-Gold.

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

(2) Based on 48,966,917 common shares outstanding as at March 31, 2022 and as if all 2,381,000 stock options were exercised.

B. Related Party Transactions

During the years ended December 31, 2020, 2019 and 2018, the Company entered into the following transactions with related parties:

	December 31, 2020	December 31, 2019	December 31, 2018

Consulting fees paid or accrued to officers or their companies	$1,124,304	$894,616	$701,957
Directors' fees	2,398	2,238	2,257

Stock option grants to officers and directors	-	112,868	-
Stock option grant price range		CAD$0.60 to CAD $1.23	-

Of the total consulting fees noted above, $772,494 (December 31, 2020 - $531,527, December 31, 2019 - $399,365) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $386,247 (December 31, 2020 - $274,292, December 31, 2019 - $199,683) of this amount. As at December 31, 2021, a balance of $90,538 (December 31, 2020 - a prepaid balance of $12,065, December 31, 2019, $83,592 balance payable,) exists to this related company and $Nil remains payable (December 31, 2020 - $Nil, December 31, 2019 - $3,800) to the related party for expenses earned for work on behalf of the Company. The CEO of the company made a $50,000 payment on behalf of the company in 2021. This balance was repaid in 2022.

During 2020 the Company granted 314,000 options to insiders at a prices between of $0.47 (CAD$0.60) and $0.96 (CAD$1.23). A total of $123,837 was included in consulting fees related to these options. During 2021 and 2019 the Company did not grant stock options to insiders.

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

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

FOR THE FINANCIAL YEAR ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2021	$1.49	$0.88	$1.18	$0.69
December 31, 2020	$1.50	$0.46	$1.11	$0.33
December 31, 2019	$0.63	$0.31	$0.48	$0.23
December 31, 2018	$0.43	$0.20	$0.45	$0.15
December 31, 2017	$0.35	$0.19	$0.27	$0.12

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the full financial quarters for the three most recent full financial years.

FOR THE FINANCIAL QUARTER ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2021	$1.49	$1.11	$1.18	$0.88
September 30, 2021	$1.37	$1.02	$1.12	$0.84
June 30, 2021	$1.10	$0.88	$0.94	$0.69
March 31, 2021	$1.18	$0.94	$0.96	$0.73
December 31, 2020	$1.41	$1.04	$0.98	$0.97
September 30, 2020	$1.50	$0.65	$1.11	$1.02
June 30, 2020	$0.71	$0.46	$0.52	$0.47
March 31, 2020	$0.65	$0.46	$0.36	$0.33
December 31, 2019	$0.60	$0.42	$0.48	$0.33
September 30, 2019	$0.63	$0.36	$0.47	$0.27
June 30, 2019	$0.40	$0.31	$0.31	$0.23
March 31, 2019	$0.46	$0.32	$0.35	$0.24

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the most recent six months.
FOR THE MONTH ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
February 29, 2022	$0.99	$0.92	$0.85	$0.71
January 31, 2022	$0.97	$0.89	$0.80	$0.70
December 31, 2021	$1.15	$0.95	$0.90	$0.73
November 30, 2021	$1.18	$0.98	$0.96	$0.76
October 31, 2021	$1.06	$0.94	$0.86	$0.69
September 30, 2021	$1.10	$0.91	$0.78	$0.70

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies. Our common shares fluctuated during 2021 from a low of CAD$0.88 to a high of CAD$1.49 and during the most recent six months our common shares fluctuated from a low of CAD$0.89 to a high of CAD$1.18. Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration. There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls. Based on this assessment, our management has concluded that as of December 31, 2021, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of Harbourside CPA, an independent registered public accounting firm that audited our company's annual financial statements included in this annual report, in connection with internal control over financial report. Management's report is not subject to attestation by our company's registered public accounting firm pursuant to the rules of the SEC that permit our company to provide only management's report in this annual report.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C Principal Accountant Fees and Services

During the financial year ended December 31, 2021, Harbourside CPA served as the company auditor. During the financial years ended December 31, 2020 and 2019, RBSM LLP served as the company auditor.

Audit Fees

Audit fees are the aggregate fees billed by Harbourside CPA in 2021, and by RBSM LLP in 2020, and 2019 for the audit of Xtra-Gold's consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by our company's external auditors for the year ended December 31, 2021 was $25,000, December 31, 2020 was $25,000, for the year ended December 31, 2019 was $40,000.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company's external auditors that are reasonably related to the performance of the audit or review of our company's quarterly financial statements and are not reported above under "Audit Fees."  During 2021, RBSM LLP charged the company $6,000 to provide access to their files to Harbourside CPA, the incoming auditor, and $15,000 to review and sign the 2021 20-F document. Our company did not incur any non-audit fees in 2020 or in 2019.

Tax Fees

Tax fees consist of professional services rendered by our company's external auditors for tax compliance and tax advice. Our company did not incur tax fees for the year ended December 31, 2021, 2020 and 2019.

All Other Fees

All other fees consist of fees for other miscellaneous items. There were no other fees in connection services provided or billed by our company's external auditors in the years ended December 31, 2021, 2020 and 2019.

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

The Company announced in a news release disseminated on March 12, 2021, that, following expiration of the 2020 Bid, it would be renewing the 2021 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2021 Bid"), representing approximately 10% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 32,828 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. All shares purchased under the 2021 Bid will be cancelled. Our company purchased an aggregate of 414,000 common shares at an average price of C$1.00 under the 2021 Bid which were cancelled.

The Company announced in a news release disseminated on March 14, 2022, that, following expiration of the 2021 Bid, it would be renewing the 2022 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2022 Bid"), representing approximately 10% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 3,502 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. All shares purchased under the 2022 Bid will be cancelled.

As of March 26, 2022, the Company had not repurchased any Common Shares under the 2022 Bid.

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

  The results of the 2020 Bid and the details of the 2021 Bid, referred to above, were announced in a news release on March 12, 2021.

  The results of the 2021 Bid and the details of the 2022 Bid, referred to above, were announced in a news release on March 14, 2022.

Item 16F Change in Registrant's Certifying Accountant

During the 2021 year, the company changed auditors from RBSM LLP to Harbourside CPA. No change during 2020, or 2019.

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

● Audited Financial Statements for the Years Ended December 31, 2021, 2020, and 2019

 ● Report of Independent Registered Public Accounting Firm dated March 31, 2022

 ● Consolidated Balance Sheets as at December 31, 2021, 2020 and 2019

 ● Consolidated Statements of Operations for the Years Ended December 31, 2021, 2020 and 2019

 ● Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019

 ● Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2021, 2020 and 2019

 ● Notes to the Consolidated Financial Statements

Item 19 Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
1.5

Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021

1.6	RBSM Audit Report 2020 and 2019 Reiisuance
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
99.1	Annual Financial Statements for the year ended December 31, 2021(2)
99.2	Management’s Discussion and Analysis for the year ended December 31, 2021(2)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document(2)
101.SCH	Inline XBRL Taxonomy Extension Schema Document(2)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document(2)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document(2)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document(2)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document(2)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)(2)

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

Date: March 31, 2022