Form 20-F
period 2022-12-31
XTRA-GOLD RESOURCES CORP
filed 2023-03-31
CIK 1288770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[✓]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Title of each class	Outstanding at December 31, 2022
Common shares	46,446,917

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ]	Yes	[✓]	No

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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2022	2021	2020	2019	2018
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Income before tax	1,564,849	2,045,713	2,297,023	2,388,347	1,539,294
Net gain attributable to non-controlling interest	(133,082)	(121,545)	(141,782)	(140,390)	(233,111)
Income tax	(800,000)	(1,088,192)	(294,992)	Nil	Nil
Net gain (loss) attributable to Xtra-Gold Resources Corp.	631,767	957,521	1,860,249	2,247,957	1,306,183
Basic and diluted gain (loss) attributable to common shareholders per common share	0.01	0.02	0.04	0.05	0.03
Total current assets	10,178,896	9,127,160	7,739,823	5,438,857	3,258,955
Total assets	11,881,013	10,758,031	9,340,942	6,875,325	4,790,576
Total current liabilities	1,406,679	1,122,483	426,819	443,540	624,205
Total liabilities	1,406,679	1,122,483	426,819	443,540	624,205
Working capital	8,772,217	8,004,677	7,313,004	4,995,317	2,634,750
Capital stock	46,447	46,688	46,817	45,844	46,246
Total equity	10,474,334	9,635,548	8,914,123	6,431,785	4,166,371
Total Xtra-Gold Resources Corp. stockholders' equity	10,532,448	9,826,744	9,226,864	6,886,308	4,761,284
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,542,900	46,779,574	46,645,387	46,095,232	47,089,027
Diluted weighted average number of common shares outstanding	48,822,024	48,925,574	49,033,887	49,589,430	49,405,027

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

If our company does not obtain new financings, commencing from 2023, the amount of funds available to our company to pursue any further exploration activities at our projects could be reduced and our company's plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project. Commencing from 2023, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects. Any impairment in our company's ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company's plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2023 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2023, our company may need to explore various financing alternatives to meet our projected costs and expenses. Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all. Additionally, if the actual costs to execute our company's business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company's ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2022, our company had an accumulated deficit of $21,345,398. It is anticipated that our company could experience an operating loss for fiscal 2023 until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of $21,345,398 as of December 31, 2022. These factors, among others, raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred. If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

In addition, our company may be exposed to potential environmental impacts during any full scale mining operation. At such time of commencement of full scale mining, if ever, our company plans to negotiate posting of a reclamation bond to quantify the reclamation costs. Our company anticipates that the dollar amount of reserves established for exposure to environmental liabilities, at December 31, 2022, will be $99,514, as to $34,714 for our Kwabeng project, $23,140 for our Banso and Muoso Projects, and $41,657 for our Pameng project, as estimated to meet the regulatory requirements of the Environmental Protection Agency of Ghana. Our company is currently unable to predict the ultimate cost of compliance or the extent of liability risks.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company's exploration activities and our financial condition. At December 31, 2022, the company had accrued $99,514 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $296,322 posted as required by the Ghanaian government.

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

Development of our Business During 2022

Exploration activities for the 2022 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the Zone 3 resource expansion target generation drill program initiated in 2021. Eighty-one (81) diamond core boreholes totalling 15,012 metres ("m") were completed by the Company's in-house drilling crews in 2022, including 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021. Drilling efforts for the current year also included 16 holes (2,240 m) designed to test structural geology and geophysical targets on the grassroots Cobra Creek (Zone 5) auriferous shear corridor prospect.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2022 year.

As at the date of this annual report, we have the following five projects all of which are in the exploration stage.

Kibi Project. Our flagship Kibi Gold Project is located on the Apapam concession and is our only material project.

The present Boomerang East drilling work forms part of an exploration initiative targeting resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure; stretching over one kilometre beyond the limits of the current Mineral Resource footprint area. Drill results for a total of 90 holes (15,551.5 m) have been reported to date for the ongoing Zone 3 resource expansion drill program initiated following the database close-out date for the current resource estimate.

The current Mineral Resource Estimate for the Kibi Gold Project, with an effective date of September 30, 2021, encompasses eight (8) gold deposits lying within approximately 1.6 kilometres of each other, estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off). The Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDAR at www.sedar.com.

Gold mineralization within the resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity. The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

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

Drilling activities on the Kibi Gold Project for the 2022 year primarily targeted resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure, including: 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021; and three scout holes (376 m) to test prospective litho-structural gold settings. The assay results for 50 boreholes (10,135 m) completed from January to mid-November 2022 on the Boomerang East gold system were reported by the Company on February 18, June 23, September 27 and December 21, 2022, including the following highlights:

Boomerang East: Upper Shoot (s)

- 16.5 metres ("m") at 6.23 grams per tonne gold ("g/t Au"), including 6.5 m at 13.74 g/t Au, from 1.5 m in hole KBDD22455

- 11.3 m at 2.41 g/t Au, including 6.0 m at 3.40 g/t Au, from 11.0 m in hole KBDD22464

- 9.1 m at 1.21 g/t Au from 93.9 m in hole KBDD22469; followed by second interval of 16.3 m at 2.06 g/t Au from 141.7 m, including 5.7 m at 3.10 g/t Au

- 13.5 m at 3.20 g/t Au from 37.0 m in hole KBDD22478

Boomerang East: Lower Shoot (main gold zone)

-  77.0 m at 1.59 g/t Au, including 31.0 m at 3.23 g/t Au, from 122.0 m in hole KBDD22481

-  46.0 m at 1.39 g/t Au, including 20.0 m at 2.01 g/t Au, from 127.0 m in hole KBDD22475

-  43.0 m at 1.57 g/t Au, including 13.0 m at 3.21 g/t Au, from 52.0 m in hole KBDD22480

-  50.0 m at 1.35 g/t Au from 180.2 m in hole KBDD22484

-  45.0 m at 1.32 g/t Au, including 21.0 m at 2.03 g/t Au, from 12.0 m in hole KBDD22485

-  33.0 m at 1.76 g/t Au, including 15.0 m at 2.48 g/t Au, from 233.0 m in hole KBDD22463

Footwall Shoot (in footwall of main Lower Shoot gold zone)

-  22.0 m at 2.40 g/t Au, including 7.0 m at 5.35 g/t Au, from 226.0 m in KBDD22497

-  19.0 m at 0.76 g/t Au, including 7.0 m at 1.70 g/t Au, from 313.0 m in KBDD22495

Current 3D litho-structural modelling indicates that the Boomerang East gold system is emplaced within the inner arc of a tight, moderate NE-plunging, isoclinally folded diorite body. The mineralization appears to occur as a system of stacked, flat-lying to concave-shaped, NE-plunging gold shoots occupying the apparent fold hinge of the NE-trending Zone 2 - Zone 3 anticlinal fold structure.

Drilling to date has outlined three (3) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, and the Footwall Shoot, across an approximately 250 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang East gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 400 m along the fold hinge structure (approximately 275 m vertical depth from surface), and across an approximately 175 m NW-SE lateral distance. With the recently identified Footwall Shoot, a parallel mineralization zone lying approximately 25 m - 45 m below the main Lower Shoot gold zone (i.e., in the footwall), traced to date along the entire, approximately 400 m plunge-length of the Lower Shoot, and across an approximately 50 m - 150 m lateral distance.

Drilling efforts for the 2022 year also included 16 holes (2,240 m) on the grassroots Cobra Creek (Zone 5) target; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry ("QFP") hosted, multi-structure braided shear zone system traced by trenching / outcrop stripping over an approximately 850 m strike length. Xtra-Gold undertook a 43 borehole (2,639 m) Phase I diamond core drill program on the Cobra Creek gold zone in 2016. Initial drilling efforts yielded some very exploration significant high-grade mineralized intercepts, including highlights of 4.5 m grading 10.9 g/t Au and 5.2 m grading 9.51 g/t Au (see the Company's news release of October 19, 2016).

The 2022 Cobra Creek exploration drilling program included: 8 holes (774 m) designed to better target / dissect flat-lying to shallow dipping gold-bearing extensional veining arrays and/or shallow plunging auriferous shoots; and 8 scout holes (1,466 m) targeting high-priority induced polarization (IP) / resistivity anomalies along the southeastern margin and projected southwestern extension of the QFP body.

Mineralized intercept highlights for the 8 holes targeting the down-plunge extensions of veining arrays and/or shallow plunging shoots, include: 10.4 m grading 2.0 g/t Au, including 10.05 g/t Au over 1.0 m, from 18.0 m in hole #CCDD22044; 16.9 m grading 1.61 g/t Au and 2.0 m grading 4.63 g/t Au from 25.1 m and 57.0 m respectively in #CCDD22047; 8.0 m grading 2.05 g/t Au, including 6.5 g/t Au over 1.0 m, from 10.0 m in #CCDD22048; and 4.0 m grading 4.44 g/t Au from 24.0 m in #CCDD22054. None of the 8 scout holes targeting geophysical targets returned any significant auriferous intercepts.

In late March, also in relation to our Kibi Gold Project, Xtra-Gold engaged TechnoImaging LLC ("TechnoImaging") of Salt Lake City, Utah, USA to undertake 3D geophysical modelling of an approximately 70 km2 subset area (585 line-km) of the Company's regional helicopter-borne VTEM - Mag survey, completed by Geotech Airborne Limited in 2011, to help identify prospective litho-structural gold setting targets. The geophysical modelling work included 3D joint inversion for conductivity and chargeability of the VTEM survey data, as well as 3D inversion of the Total Magnetic Intensity (TMI) to magnetic susceptibility and magnetization vector models. The Company received the final product of the TechnoImaging geophysical modelling work in mid-July and study result compilation is currently ongoing.

In mid-November, Xtra-Gold commissioned Tect Geological Consulting of West Somerset, South Africa ("Tect") to conduct an updated structural analysis of the Zone 2 - Zone 3 resource footprint area of the Kibi Gold Project. The detailed 3D litho-structural modelling work, encompassing an additional 90 drill holes (15,551.5 m) completed since the database close-out date for the current resource estimate, in combination with the 3D VTEM / TMI inversion models produced by TechnoImaging, was undertaken to further define the structural controls of the gold mineralization and to generate high-priority exploration targets to help guide ongoing resource expansion drilling efforts. The Company received the final product of the updated structural study from Tect in mid-February 2023, and study result compilation is currently ongoing.

As at the date of this annual report, during 2023, we plan to conduct:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

Kwabeng Project. Our Kwabeng project is located on the Kwabeng concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Kwabeng project was limited to geological / geophysical compilation to identify and/or further define grassroots targets.

See "Kwabeng Project - Prior Exploration by Xtra-Gold" for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2023, we plan to conduct:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at this project (commenced in March 2013).

Pameng Project. Our Pameng project is located on the Pameng concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Pameng project was limited to geological / geophysical compilation to identify and/or further define grassroots targets.

As of the date of this annual report, during 2023, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets.

Banso Project. Our Banso project is located on the Banso concession.

During the fiscal year for which this annual report is being filed, lode gold exploration activity on the Banso project was limited to geological / geophysical compilation to identify and/or further define grassroots targets.

We did not conduct any exploration work on the Banso project during the two years preceding the fiscal year.

As of the date of this annual report, during 2023, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

Muoso Project. Our Muoso project is located on the Muoso concession.

During the fiscal year for which this annual report is being filed,  lode gold exploration activity on the Muoso project was limited to geological / geophysical compilation to identify and/or further define grassroots targets.

We did not conduct any exploration work on the Muoso project during the two years preceding the fiscal year.

As of the date of this annual report, during 2023, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects in 2023. We estimate a cost of $850,000 to complete a 15,000-metre drill program at Kibi in 2023.

Gold Recovery Operations. We continued with placer gold recovery operations at our Kwabeng, Pameng Banso and Muoso projects during the fiscal year. We recovered 4,037 ounces of raw placer gold (Kwabeng - 688 ounces, Pameng - 1,970 ounces, Banso - 829 ounces, and Muoso - 550 ounces) and sold 3,778 ounces of fine gold for net proceeds of $3,704,167. As at the date of this annual report, during 2022, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2022, from all properties, amounted to $28,566,568.

As of the date of this annual report, we have:

● have achieved a series of losses since inception, although we reported a profit in 2022, 2021, and 2020;

● have minimal operations, and

● relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years. We purchased a new pickup truck and a third drill in 2022. We purchased three new pickup trucks in 2021. We purchased a second exploration drill, a bulldozer, a genset, and three new pickup trucks in 2020.

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

We conduct administrative activities from our Corporate Office, located at Monte Carlo #7, Paradise Island, Nassau, Bahamas. Since there is no mail delivery service in Bahamas, our Company requires a P.O. Box at Village Road Shopping Plaza, Suite #2150, P.O Box AP 59217, Nassau, Bahamas. We pay rent of $4,000 monthly.

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

We have the following lode gold exploration activities planned for 2023:

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early-stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

During 2010 through 2012, we did not conduct any placer gold recovery operations at our Kwabeng project. From 2013 to 2022, we conducted placer gold recovery operations at our Kwabeng project, while adding placer gold recovery operations at Banso and Muoso in 2015 and at Pameng in 2020.

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

A cost estimate for the recommended two-phase work program serves as a guideline. The estimated drilling expenditures are based on all-inclusive drilling costs utilizing Xtra-Gold's in-house operated diamond core drill rigs. Total expenditures are estimated at USD $5,295,000, including: USD 3,570,000 for Phase 1; and USD 1,725,000 for Phase 2. With the implementation of Phase 2 being contingent upon the success of Phase 1.

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

- 13.2 m at 1.07 g/t Au from 161.0 m in hole #KBDD21419

- 4.0 m at 3.53 g/t Au from 157.0 m in hole #KBDD21448

- gold mineralization at the early-stage Twin Zone target intermittently traced over an approximately 275 m down-plunge distance, and down to a vertical depth of approximately 150 m, along the limbs of two parallel, NE-trending, second-order (parasitic) fold structures

2022 Exploration Program

The present Boomerang East drilling work forms part of an exploration initiative targeting resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure; stretching over one kilometre beyond the limits of the current Mineral Resource footprint area. Drill results for a total of 90 holes (15,551.5 m) have been reported to date for the ongoing Zone 3 resource expansion drill program initiated following the database close-out date for the current resource estimate.

The current Mineral Resource Estimate for the Kibi Gold Project, with an effective date of September 30, 2021, encompasses eight (8) gold deposits lying within approximately 1.6 kilometres of each other, estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off). The Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDAR at www.sedar.com.

Gold mineralization within the resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity. The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

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

Drilling activities on the Kibi Gold Project for the 2022 year primarily targeted resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure, including: 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021; and three scout holes (376 m) to test prospective litho-structural gold settings. The assay results for 50 boreholes (10,135 m) completed from January to mid-November 2022 on the Boomerang East gold system were reported by the Company on February 18, June 23, September 27 and December 21, 2022, including the following highlights:

Boomerang East: Upper Shoot (s)

- 16.5 metres ("m") at 6.23 grams per tonne gold ("g/t Au"), including 6.5 m at 13.74 g/t Au, from 1.5 m in hole KBDD22455

- 11.3 m at 2.41 g/t Au, including 6.0 m at 3.40 g/t Au, from 11.0 m in hole KBDD22464

- 9.1 m at 1.21 g/t Au from 93.9 m in hole KBDD22469; followed by second interval of 16.3 m at 2.06 g/t Au from 141.7 m, including 5.7 m at 3.10 g/t Au

- 13.5 m at 3.20 g/t Au from 37.0 m in hole KBDD22478

Boomerang East: Lower Shoot (main gold zone)

- 77.0 m at 1.59 g/t Au, including 31.0 m at 3.23 g/t Au, from 122.0 m in hole KBDD22481

- 46.0 m at 1.39 g/t Au, including 20.0 m at 2.01 g/t Au, from 127.0 m in hole KBDD22475

- 43.0 m at 1.57 g/t Au, including 13.0 m at 3.21 g/t Au, from 52.0 m in hole KBDD22480

- 50.0 m at 1.35 g/t Au from 180.2 m in hole KBDD22484

- 45.0 m at 1.32 g/t Au, including 21.0 m at 2.03 g/t Au, from 12.0 m in hole KBDD22485

- 33.0 m at 1.76 g/t Au, including 15.0 m at 2.48 g/t Au, from 233.0 m in hole KBDD22463

Footwall Shoot (in footwall of main Lower Shoot gold zone)

- 22.0 m at 2.40 g/t Au, including 7.0 m at 5.35 g/t Au, from 226.0 m in KBDD22497

- 19.0 m at 0.76 g/t Au, including 7.0 m at 1.70 g/t Au, from 313.0 m in KBDD22495

Current 3D litho-structural modelling indicates that the Boomerang East gold system is emplaced within the inner arc of a tight, moderate NE-plunging, isoclinally folded diorite body. The mineralization appears to occur as a system of stacked, flat-lying to concave-shaped, NE-plunging gold shoots occupying the apparent fold hinge of the NE-trending Zone 2 - Zone 3 anticlinal fold structure.

Drilling to date has outlined three (3) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, and the Footwall Shoot, across an approximately 250 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang East gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 400 m along the fold hinge structure (approximately 275 m vertical depth from surface), and across an approximately 175 m NW-SE lateral distance. With the recently identified Footwall Shoot, a parallel mineralization zone lying approximately 25 m - 45 m below the main Lower Shoot gold zone (i.e., in the footwall), traced to date along the entire, approximately 400 m plunge-length of the Lower Shoot, and across an approximately 50 m - 150 m lateral distance.

Drilling efforts for the 2022 year also included 16 holes (2,240 m) on the grassroots Cobra Creek (Zone 5) target; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry ("QFP") hosted, multi-structure braided shear zone system traced by trenching / outcrop stripping over an approximately 850 m strike length. Xtra-Gold undertook a 43 borehole (2,639 m) Phase I diamond core drill program on the Cobra Creek gold zone in 2016. Initial drilling efforts yielded some very exploration significant high-grade mineralized intercepts, including highlights of 4.5 m grading 10.9 g/t Au and 5.2 m grading 9.51 g/t Au (see the Company's news release of October 19, 2016).

The 2022 Cobra Creek exploration drilling program included: 8 holes (774 m) designed to better target / dissect flat-lying to shallow dipping gold-bearing extensional veining arrays and/or shallow plunging auriferous shoots; and 8 scout holes (1,466 m) targeting high-priority induced polarization (IP) / resistivity anomalies along the southeastern margin and projected southwestern extension of the QFP body.

Mineralized intercept highlights for the 8 holes targeting the down-plunge extensions of veining arrays and/or shallow plunging shoots, include: 10.4 m grading 2.0 g/t Au, including 10.05 g/t Au over 1.0 m, from 18.0 m in hole #CCDD22044; 16.9 m grading 1.61 g/t Au and 2.0 m grading 4.63 g/t Au from 25.1 m and 57.0 m respectively in #CCDD22047; 8.0 m grading 2.05 g/t Au, including 6.5 g/t Au over 1.0 m, from 10.0 m in #CCDD22048; and 4.0 m grading 4.44 g/t Au from 24.0 m in #CCDD22054. None of the 8 scout holes targeting geophysical targets returned any significant auriferous intercepts.

In late March, also in relation to our Kibi Gold Project, Xtra-Gold engaged TechnoImaging LLC ("TechnoImaging") of Salt Lake City, Utah, USA to undertake 3D geophysical modelling of an approximately 70 km2 subset area (585 line-km) of the Company's regional helicopter-borne VTEM - Mag survey, completed by Geotech Airborne Limited in 2011, to help identify prospective litho-structural gold setting targets. The geophysical modelling work included 3D joint inversion for conductivity and chargeability of the VTEM survey data, as well as 3D inversion of the Total Magnetic Intensity (TMI) to magnetic susceptibility and magnetization vector models. The Company received the final product of the TechnoImaging geophysical modelling work in mid-July and study result compilation is currently ongoing.

In mid-November, Xtra-Gold commissioned Tect Geological Consulting of West Somerset, South Africa ("Tect") to conduct an updated structural analysis of the Zone 2 - Zone 3 resource footprint area of the Kibi Gold Project. The detailed 3D litho-structural modelling work, encompassing an additional 90 drill holes (15,551.5 m) completed since the database close-out date for the current resource estimate, in combination with the 3D VTEM / TMI inversion models produced by TechnoImaging, was undertaken to further define the structural controls of the gold mineralization and to generate high-priority exploration targets to help guide ongoing resource expansion drilling efforts. The Company received the final product of the updated structural study from Tect in mid-February 2023, and study result compilation is currently ongoing.

Future Exploration Plans

2023 Proposed Exploration Program

As at the date of this annual report, during 2023, we plan to conduct:

  follow-up trenching of Zone 1 - Zone 2 - Zone 3 early-stage gold shoots / showings to guide future mineral resource expansion drilling efforts;
  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and
  a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

Note:

  1 gram per tonne (g/t) = 1 part per million (ppm) = 1,000 parts per billion (ppb)

  All gold results for our exploration programs are reported in g/t gold (Au) unless otherwise indicated

Gold Intercept Reporting Criteria

Unless otherwise indicated, "Reported Intercepts" represent core-lengths; true width of mineralization is unknown at this time. Individual sample results were length-weighted to yield average composite interval grades as reported. Unless otherwise indicated "Significant Intercepts" satisfy following criteria: minimum metal factor (grade x length) of 2.5; with minimum 0.25 grams per tonne ("g/t") gold average grade over interval. Intercepts also constrained with a 0.25 g/t gold minimum cut-off grade at top and bottom of intercept, with no upper cut-off applied, and maximum of five (5) consecutive samples of internal dilution (<0.25 g/t gold). All internal intervals above 15 g/t gold indicated.

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

Recovery and Sale of Placer Gold

There were no placer gold recovery operations carried out at this project from 2012 to 2022.

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

2022 Exploration Program

Exploration work on our Kwabeng project during the 2022 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project (commenced in March 2013).

2023 Proposed Exploration Program.

As at the date of this annual report, during 2023, we plan to conduct:

  ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

  the continuation of placer gold recovery operations at this project (commenced in March 2013).

Recovery and Sale of Placer Gold

As at December 31, 2022, we have sold an aggregate of 21,027 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, and 2013 to 2022 fiscal years. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2009 through 2012.

The gold price (approximately $1,934 per ounce as at March 22, 2023) is significantly greater compared to the approximately $300 per ounce gold price during the previous mining effort by the former operator of this project. On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 2 years. However, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

Placer gold recovery operations at our Kwabeng project resumed in 2013. As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kwabeng project (see "Kwabeng Project - 2023 Exploration Program").

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

2022 Exploration Program

Exploration work on our Pameng project during the 2022 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2023

As at the date of this annual report, during 2023, we have planned the following exploration activities at this project:

● ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company. During 2010, 4,720 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 897 ounces of gold for gross proceeds of $1,128,451. During 2011, 5,621 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068 ounces of gold for $1,489,058. During 2012, we sold 53 ounces of gold for gross proceeds of $87,997 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project. No placer gold recovery operations were conducted at this project from 2012 to 2019. Gold recovery operations resumed in 2020. Gold sales of 2,087 ounces of pure gold in 2022 (2021 - 2,871 ounces of pure gold, 2020 - 1,366 ounces of pure gold) were sold for $3,704,167 (2021 -$4,074,170, 2020 -$2,373,592).

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

2020 to 2022 Exploration Programs

No significant lode gold exploration work was conducted by our company on our Banso project from 2013 to 2022. Exploration activities on our Banso project during the 2022 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project..

Future Exploration Plans for 2023

As at the date of this annual report, during 2023, we have planned the following exploration activities at this project:

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

Prior Exploration by Xtra-Gold

No significant lode gold exploration work was conducted by our company on our Muoso project from 2014 through to the end of our fiscal year. Exploration activities on our Muoso project during the 2022 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2023

As at the date of this annual report, during 2023, we have planned the following exploration activities at this project:

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

Item 5 Operating and Financial Review and Prospects

A. Operating Results -

Our company reported a net gain after tax for the year ended December 31, 2022 of $631,767 (December 31, 2021 - gain of $835,976, December 31, 2020 - gain of $1,860,249). Our company's basic and diluted gain per share for the year ended December 31, 2022 was $0.01 (December 31, 2021 - $0.02, December 31, 2020 - $0.04). All years benefited from gold recovery results and from gains on investment portfolio holdings. The most significant change is the tax expense as the company has used its tax shelter position.

The weighted average number of shares outstanding was 46,542,900 (December 31, 2021 - 46,779,574, December 31, 2020 - 46,095,232). Average shares outstanding were reduced in 2020 through share repurchases. Average shares were increased in 2021 via the exercise of warrants and stock options in 2020, and reduced from share repurchases. Average shares were increased in 2020 via the exercise of warrants and stock options, and reduced from share repurchases. Average fully diluted shares in 2022 were 48,822,024 (2021 - 48,925,574, 2020 - 49,589,430), with the difference being in the money stock options and warrants. These items did not materially affect earnings per share.

We incurred expenses of $1,705,057 in the year ended December 31, 2022 (December 31, 2021 - $2,161,514, December 31, 2020 - $1,481,612). Exploration expense decreased significantly in 2022 as fewer drilling supplies were purchased as compared to 2021. Exploration expense increased significantly in 2021 as more consultants were engaged to assist with the hard rock program, work on the NI 43-101 technical report, and more drilling was undertaken. Exploration expense in 2020 increased as the addition of a second drill allowed an expansion of the hard-rock exploration program. We expense all exploration costs. Depreciation in 2022 increased slightly as the addition of a pickup truck and a drill mostly offset the reduced depreciation on the remaining fixed asset base. Depreciation increased in 2021 with the addition of three pickup trucks, while 2020 increased with the late-2019 addition of a trommel and with the 2020 addition of a drill, pickup trucks and a dozer. General and administrative expense in 2022 of $535,147 increased from $377,345 in 2021 but was in line with the 2020 expense of $578,176. Most of the difference in general and administrative expense was created by stock-based compensation. Non-cash stock-based compensation expense was $237,078 in 2022, $2,504 in 2021, and $196,115 in 2020. The company granted 450,000 stock options in 2022 and extended the terms of the other remaining options. The company did not grant stock options in 2021. The company granted 534,000 stock options in 2020. Revaluation of consultants' options in 2020 did not materially affect the 2020 expense.

Exploration activities for the 2022 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the Zone 3 resource expansion target generation drill program initiated in 2021. Eighty-one (81) diamond core boreholes totalling 15,012 metres ("m") were completed by the Company's in-house drilling crews in 2022, including 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021. Drilling efforts for the current year also included 16 holes (2,240 m) designed to test structural geology and geophysical targets on the grassroots Cobra Creek (Zone 5) auriferous shear corridor prospect.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2022 year.

The present Boomerang East drilling work forms part of an exploration initiative targeting resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure; stretching over one kilometre beyond the limits of the current Mineral Resource footprint area. Drill results for a total of 90 holes (15,551.5 m) have been reported to date for the ongoing Zone 3 resource expansion drill program initiated following the database close-out date for the current resource estimate.

The current Mineral Resource Estimate for the Kibi Gold Project, with an effective date of September 30, 2021, encompasses eight (8) gold deposits lying within approximately 1.6 kilometres of each other, estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off). The Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDAR at www.sedar.com.

Gold mineralization within the resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity. The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

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

Drilling activities on the Kibi Gold Project for the 2022 year primarily targeted resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure, including: 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021; and three scout holes (376 m) to test prospective litho-structural gold settings. The assay results for 50 boreholes (10,135 m) completed from January to mid-November 2022 on the Boomerang East gold system were reported by the Company on February 18, June 23, September 27 and December 21, 2022, including the following highlights:

Boomerang East: Upper Shoot (s)

- 16.5 metres ("m") at 6.23 grams per tonne gold ("g/t Au"), including 6.5 m at 13.74 g/t Au, from 1.5 m in hole KBDD22455

- 11.3 m at 2.41 g/t Au, including 6.0 m at 3.40 g/t Au, from 11.0 m in hole KBDD22464

- 9.1 m at 1.21 g/t Au from 93.9 m in hole KBDD22469; followed by second interval of 16.3 m at 2.06 g/t Au from 141.7 m, including 5.7 m at 3.10 g/t Au

- 13.5 m at 3.20 g/t Au from 37.0 m in hole KBDD22478

Boomerang East: Lower Shoot (main gold zone)

- 77.0 m at 1.59 g/t Au, including 31.0 m at 3.23 g/t Au, from 122.0 m in hole KBDD22481

- 46.0 m at 1.39 g/t Au, including 20.0 m at 2.01 g/t Au, from 127.0 m in hole KBDD22475

- 43.0 m at 1.57 g/t Au, including 13.0 m at 3.21 g/t Au, from 52.0 m in hole KBDD22480

- 50.0 m at 1.35 g/t Au from 180.2 m in hole KBDD22484

- 45.0 m at 1.32 g/t Au, including 21.0 m at 2.03 g/t Au, from 12.0 m in hole KBDD22485

- 33.0 m at 1.76 g/t Au, including 15.0 m at 2.48 g/t Au, from 233.0 m in hole KBDD22463

Footwall Shoot (in footwall of main Lower Shoot gold zone)

- 22.0 m at 2.40 g/t Au, including 7.0 m at 5.35 g/t Au, from 226.0 m in KBDD22497

- 19.0 m at 0.76 g/t Au, including 7.0 m at 1.70 g/t Au, from 313.0 m in KBDD22495

Current 3D litho-structural modelling indicates that the Boomerang East gold system is emplaced within the inner arc of a tight, moderate NE-plunging, isoclinally folded diorite body. The mineralization appears to occur as a system of stacked, flat-lying to concave-shaped, NE-plunging gold shoots occupying the apparent fold hinge of the NE-trending Zone 2 - Zone 3 anticlinal fold structure.

Drilling to date has outlined three (3) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, and the Footwall Shoot, across an approximately 250 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang East gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 400 m along the fold hinge structure (approximately 275 m vertical depth from surface), and across an approximately 175 m NW-SE lateral distance. With the recently identified Footwall Shoot, a parallel mineralization zone lying approximately 25 m - 45 m below the main Lower Shoot gold zone (i.e., in the footwall), traced to date along the entire, approximately 400 m plunge-length of the Lower Shoot, and across an approximately 50 m - 150 m lateral distance.

Drilling efforts for the 2022 year also included 16 holes (2,240 m) on the grassroots Cobra Creek (Zone 5) target; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry ("QFP") hosted, multi-structure braided shear zone system traced by trenching / outcrop stripping over an approximately 850 m strike length. Xtra-Gold undertook a 43 borehole (2,639 m) Phase I diamond core drill program on the Cobra Creek gold zone in 2016. Initial drilling efforts yielded some very exploration significant high-grade mineralized intercepts, including highlights of 4.5 m grading 10.9 g/t Au and 5.2 m grading 9.51 g/t Au (see the Company's news release of October 19, 2016).

The 2022 Cobra Creek exploration drilling program included: 8 holes (774 m) designed to better target / dissect flat-lying to shallow dipping gold-bearing extensional veining arrays and/or shallow plunging auriferous shoots; and 8 scout holes (1,466 m) targeting high-priority induced polarization (IP) / resistivity anomalies along the southeastern margin and projected southwestern extension of the QFP body.

Mineralized intercept highlights for the 8 holes targeting the down-plunge extensions of veining arrays and/or shallow plunging shoots, include: 10.4 m grading 2.0 g/t Au, including 10.05 g/t Au over 1.0 m, from 18.0 m in hole #CCDD22044; 16.9 m grading 1.61 g/t Au and 2.0 m grading 4.63 g/t Au from 25.1 m and 57.0 m respectively in #CCDD22047; 8.0 m grading 2.05 g/t Au, including 6.5 g/t Au over 1.0 m, from 10.0 m in #CCDD22048; and 4.0 m grading 4.44 g/t Au from 24.0 m in #CCDD22054. None of the 8 scout holes targeting geophysical targets returned any significant auriferous intercepts.

In late March, also in relation to our Kibi Gold Project, Xtra-Gold engaged TechnoImaging LLC ("TechnoImaging") of Salt Lake City, Utah, USA to undertake 3D geophysical modelling of an approximately 70 km2 subset area (585 line-km) of the Company's regional helicopter-borne VTEM - Mag survey, completed by Geotech Airborne Limited in 2011, to help identify prospective litho-structural gold setting targets. The geophysical modelling work included 3D joint inversion for conductivity and chargeability of the VTEM survey data, as well as 3D inversion of the Total Magnetic Intensity (TMI) to magnetic susceptibility and magnetization vector models. The Company received the final product of the TechnoImaging geophysical modelling work in mid-July and study result compilation is currently ongoing.

In mid-November, Xtra-Gold commissioned Tect Geological Consulting of West Somerset, South Africa ("Tect") to conduct an updated structural analysis of the Zone 2 - Zone 3 resource footprint area of the Kibi Gold Project. The detailed 3D litho-structural modelling work, encompassing an additional 90 drill holes (15,551.5 m) completed since the database close-out date for the current resource estimate, in combination with the 3D VTEM / TMI inversion models produced by TechnoImaging, was undertaken to further define the structural controls of the gold mineralization and to generate high-priority exploration targets to help guide ongoing resource expansion drilling efforts. The Company received the final product of the updated structural study from Tect in mid-February 2023, and study result compilation is currently ongoing.

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

We recognized gains related to other items of $3,269,906 in 2022 (2021 - $4,207,227, 2020 - $3,778,635). The gains can mostly be attributed to the recovery of gold and gain on sales of securities, offset by foreign exchange losses in all years. During the year ended December 31, 2022, we sold 3,778 fine ounces of gold at an average price of US$1,820 for net proceeds of $3,704,167 (2021 -4,318 fine ounces of gold at an average price of US$1,789 for net proceeds of $4,074,170 , 2020 - 3,137 ounces of gold at an average price of $1,695 for net proceeds of $2,373,592). Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

Embedded derivatives resulted from issuing Canadian denominated warrants in the May 2016 financing. Because the Company's functional currency is the US dollar, Canadian denominated warrants must be considered expense items and reported on a mark-to-market basis. During 2018 the term of these warrants was extended to February 2020.

As the company had no warrants outstanding in 2022 and 2021, no mark-to-market adjustment was required. We recognized a mark-to-market recovery of expense of $137,313 on warrants in 2020 related to extending the warrants to February 2020. Canadian dollar denominated warrants were issued with financings. These warrants were deemed to be embedded derivatives since our company's functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

During the year ended December 31, 2022, our company had a foreign exchange loss of $938,422 (2021 - loss of $426,420, 2020 - loss of $124,558) mostly due to strength in the U.S. dollar against the Ghana cedi and the Canadian dollar. The company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value weakened with the US dollar strength. In Ghana, the cedi depreciated over 30% against the US dollar in 2022.

Our company recognized a trading and holding gain on marketable securities in 2022 of $360,754 (2021 - gain of $714,523, 2020 - gain of $1,346,699), while recognizing an impairment on marketable securities in 2021 of $211,018. Portfolio results in 2022 did not approach the exceptional returns of 2021 and 2020 as markets pulled back. Gains in 2021 and 2020 were recognized throughout the portfolio, with significant gains reported on several investments. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $143,407 (2021 - $55,972, 2020 - $45,589) mostly relates to interest and dividends on investment portfolio assets.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

During the year ended December 31, 2022, the Company did not issue shares.

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

There were no capital raising transactions in 2022, 2021, or 2020, except as reported above.

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

Cash on hand was increased by $1,105,672 during 2022. Operations provided cash of $1,528,415. Cash of $2,149,341 was used to purchase investments in 2022 while proceeds from the sale of investments generated $2,193,935 of cash. Inventory was reduced by $179,331 due to the timing of smelt shipments. Payables were increased, mostly due to an accrual for income taxes payable in Ghana related to 2022 operations. Other operating expenses were mostly cash neutral. Cash of $259,602 was used to purchase a third exploration drill and a pickup truck during 2022. Cash of $163,141 was used to repurchase shares in 2022.

During the year ended December 31, 2022, our company repurchased 223,000 of our shares at a cost of $156,249 and cancelled these shares. Also, during the month ended December 31, 2021, the company repurchased 17,600 of our shares at a cost of $13,294. These shares were reported as shares in treasury at December 31, 2021 and were cancelled in January 2022. Further, during the month ended December 31, 2022, the company repurchased 11,500 of our shares at a cost of $6,892. These shares were reported as shares in treasury at December 31, 2022 and were cancelled in January 2023.

At December 31, 2022, accounts payable and accrued liabilities increased by $278,025 to $1,307,165, mostly due to an income tax accrual increase. With no gold shipments in the fourth quarter of either 2022 or 2021, royalty payments to the government for the third quarter were remitted, reducing our balances payable. Our cash and cash equivalents as at December 31, 2022 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2023 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2022.

At December 31, 2022, we had total cash and cash equivalents and restricted cash of $6,077,322 (December 31, 2021 - $4,971,650, December 31, 2020 - $4,747,578). Working capital as of December 31, 2022 was $8,772,217 (December 31, 2021 - $8,004,677, December 31, 2020 - $7,313,004). In all periods, the increase in working capital mostly reflects the revenue from gold recovery and the gain on the investment portfolio, combined with gold inventory on hand.

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

Our shares of common stock, warrants and stock options outstanding as at March 30, 2023, December 31, 2022, December 31, 2021, and December 31, 2020 were as follows:

	March 30, 2023	December 31, 2022	December 31, 2021	December 31, 2020
Common Shares	46,435,417	46,446,917	46,687,517	46,817,017
Warrants	-	-	-	-
Stock Options	2,586,000	2,586,000	2,381,000	2,636,000
Fully diluted	49,021,417	49,032,917	49,068,517	49,453,017

Subsequent to December 31, 2022, 11,500 shares which were purchased in December 2022 were cancelled.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $1.0 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2023 budget to carry out our plan of operations is approximately $2,350,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview". These expenditures are subject to change if management decides to scale back or accelerate operations. We believe that we are adequately capitalized to achieve our operating plan for fiscal 2023. However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2022.

Going Concern

The Company is in development as an exploration company. It may need financing for its exploration and acquisition activities. Although the Company has incurred a gain of $631,767 for the year ended December 31, 2022, it has an accumulated a deficit of $21,345,398. Results for the year ended December 31, 2022 are not necessarily indicative of future results. The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

D. Trends

Gold prices closed in 2022 at $1,814 per ounce, just above the 2022 average of $1,801 per ounce. Gold prices were strong early in 2022, and fell throughout the year, recording the low for 2022 occurred in November. We saw some price recovery in December and to date in 2023. We continue to see positive indicators for gold prices in the future.

Interest rate increases throughout 2022 strengthened the US dollar as a safe haven, with the value of the US dollar reaching a 20-year peak in September 2022. With the Federal Reserve acknowledging that the disinflation process has commenced, most of the tightening cycle is believed to be completed. As a result, the comparative strength of the US dollar is expected to be reduced in 2023.

Gold does well in times of uncertainty. National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2022 and previous two years are as follows:

	2022	2021	2020
High	$2,039	$1,943	$2,067
Low	1,629	1,684	1,474
Average	1,801	1,800	1,770

The tone for the precious metals market in the near future will depend on the U.S. dollar strength. The US Federal Reserve has raised interest rates to combat inflation, and has indicated that the pace of rate increases could slow going forward. The future focus will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet. Any further economic wobble or extension of the time to address the underlying issues could create uncertainty about the US economy, which would be good for gold prices.

Overall, a stronger U.S. dollar may lead to reduced interest in the gold exploration sector.

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

Our company does not have any material contractual obligations as of December 31, 2022.

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

  the effect of COVID-19 on world economies and the company's operations;

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

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth, as of December 31, 2022, the names of the directors and senior management of Xtra-Gold. Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas Manager Director, Ghana Operations	56	President and CEO Xtra-Gold Resources Corp., and Manager Director of Ghana Operations	January 3, 2009	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	37	Vice President Palisade Global Investments	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	58	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	84	Retired businessman	June 11, 2011	none
Yves P. Clement (5)(6) New Westminster, British Columbia Vice-President, Exploration	57	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	Director of Tartisan Nickel Corp. since January 2016 (CSE:TN)
Victor Nkansa (5)(6) Accra, Ghana Vice-President, Ghana Operations	64	Chief Financial Officer and Vice-President, Ghana Operations of Xtra-Gold Resources Corp.	December 22, 2009	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	64	Managing Director, Unum	June 22, 2015	none

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

B. Compensation

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2022.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)		Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director President and CEO Manager Director of Ghana Operations	2022 2022 2022	- - 465,717	(2) (3)	- - -	- - -	- - 465,717
Denis Laviolette	Director	2022	-		17,223	-	17,223
Peter Minuk	Director Secretary and Treasurer	2022 2022	2,308 4,615	(1) (1)	17,223	- -	19,531 4,615
James H. Schweitzer	Director	2022	-		17,223	-	17,223
Yves P. Clement	Vice-President, Exploration	2022	115,380	(1)(2)	34,446	-	149,826
Victor Nkansa	Vice-President, Ghana Operations Chief Financial Officer	2022 2022	93,264 -	(2)(3)	17,223	- -	107,104 -
Hans Julian Morsches	Director	2022	-		17,223	-	17,223

(1) The compensation noted above under "Total Compensation" was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7692.

(2) See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for consulting arrangements and/or consulting contracts with our company.

(3) The compensation noted above under "Total Compensation" was paid in Ghanaian cedi and was translated at the average exchange rate of C$1.00 = US$0.1086.

Stock Options Granted in 2022

During our fiscal year ended December 31, 2022, we granted 350,000 stock options to senior management or directors. The options have a strike price of $0.81 and expire in 2042.

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2022

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

His primary responsibilities are the provision of accounting services and assisting with the facilitation of obtaining mining leases, operating permits and prospecting license or renewals with respect to our property interests and acting as our primary liaison with the Government of Ghana. He also provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties. As of the date of this annual report, our Vice-President, Ghana Operations is paid 41,000 Cedis (US$3,465) per month by XG Mining to provide his consulting services on a month to month "as needed" basis. The Vice President, Ghana Operations is also eligible for bonuses based on gold production. There is no provision for a payment to be made to our Vice-President, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors' approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects. As of the date of this annual report, Mr. Clement is paid CAD$12,500 (USD$9,615) per month to provide the foregoing services. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

  reviews the composition of our Board of Directors' committees; and

  monitors compliance with, reviews and recommends changes to our various corporate governance policies and guidelines.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	4,420,855	10.2%	10.2%
Denis Laviolette (4)	common	-	0.5%	0.5%
Peter Minuk (5)	common	20,000	0.6%	0.6%
James H. Schweitzer (6)	common	358,000	1.0%	1.0%
Yves P. Clement (7)	common	-	1.3%	1.3%
Victor Nkansa (8)	common	-	0.3%	0.3%
Hans Julian Morsches (9)	common	200,000	1.0%	1.0%
Directors and Officers as a Group		4,998,855	15.0%	15.0%

(1) Based on 46,435,417 common shares outstanding as at March 25, 2023 and as if all of the options held by directors and officers (1,956,000 as a group) were exercised converted to common shares.

(2) Based on 46,435,417 common shares outstanding as at March 25, 2023 and as if only the vested options (1,956,000 as a group) and were exercised converted to common shares.

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

(4) Denis Laviolette holds a total of a total of 265,000 stock options with exercise prices and expiry dates as set out in the table below.

(5) Peter Minuk owns 20,000 common shares and holds a total of 292,000 stock options with exercise prices and expiry dates as set out in the table below.

(6) James H. Schweitzer owns 358,000 common shares and holds 150,000 stock options with an exercise price and expiry date as set out in the table below.

(7) Yves P. Clement holds a total of 650,000 stock options with exercise prices and expiry dates as set out in the table below.

(8) Victor Nkansa holds 140,000 stock options with exercise prices and expiry dates as set out in the table below.

(9) Hans Julian Morsches owns 200,000 common shares and holds a total of a total of 265,000 stock options with exercise prices and expiry dates as set out in the table below.

Options to Purchase Securities

10% Rolling Stock Option Plan

On May 12, 2011, our Board of Directors considered and believed that it was advisable and in the best interests of our company to terminate our fixed 2005 Equity Incentive Compensation Plan and authorized, approved and adopted our 10% rolling stock option plan (the "Option Plan"). Our Option Plan was approved by our shareholders at our annual and special shareholders' meeting held on June 10, 2011 and we received final acceptance of our Option Plan from the TSX on July 13, 2011. In accordance with TSX policy, all unallocated options or other entitlements to a compensation arrangement which does not have a fixed number of securities reserved for issuance must be approved every three years by our Board of Directors and our shareholders. On March 26, 2014, our Board of Directors approved our Option Plan for a further three-year period (the "2014 Plan"). The 2014 Plan was approved by our shareholders at our annual and special meeting of shareholders held on June 19, 2014 and we received final acceptance of our 2014 Plan from the TSX on June 26, 2014. On March 28, 2017, our Board of Directors approved our Option Plan for a further three year period (the "2017 Plan"). The 2017 Plan was approved by our shareholders at our annual and special meeting of shareholders held on May 16, 2017 and we received final acceptance of our 2017 Plan from the TSX on May 16, 2017. On May 18, 2022, our Board of Directors approved our Option Plan for a further three-year period (the "2022 Plan"). The 2022 Plan was approved by the shareholders at our annual and special meeting of shareholders held in June 2022.

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

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated. As at the date of this annual report, 4,658,592 common shares have been reserved for issuance under our Option Plan. As at the date of this annual report, there are 2,586,000 options outstanding to purchase an aggregate of 2,586,000 common shares, representing 5.6% of the 46,435,417 common shares currently outstanding. Options to purchase 2,057,543 common shares are currently available for grant under our Option Plan, being 10% of the 46,435,417 common shares currently outstanding less the 2,586,000 shares reserved for the 2,586,000 options currently outstanding.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2022, as well as the number of options granted to directors and all consultants as a group. The exercise prices of the stock options are stated in Canadian dollars as that is the currency unit in which the options were issued.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
James Longshore	President, CEO and Director Manager Director of Ghana Operations	382,000 162,000	CAD$0.15 CAD$0.30	December 31, 2032 July 1, 2037
Denis Laviolette	Director	125,000 40,000 50,000 50,000	CAD$0.20 CAD$0.30 CAD$1.23 CAD$0.81	October 8, 2035 July 1, 2037 October 23, 2040 December 14, 2042
Peter Minuk	Secretary and Treasurer and Director	150,000 42,000 50,000 50,000	CAD$0.30 CAD$0.60 CAD$1.23 CAD$0.81	July 1, 2037 June 1, 2040 October 23, 2040 December 14, 2042
James H. Schweitzer	Director	40,000 60,000 50,000	CAD$0.30 CAD$1.23 CAD$0.81	July 1, 2037 October 23, 2040 December 14, 2042
Yves P. Clement	Vice-President, Exploration	400,000 100,000 50,000 100,000	CAD$0.40 CAD$0.30 CAD$1.23 CAD$0.81	May 5, 2036 July 1, 2037 October 23, 2040 December 14, 2042
Victor Nkansa	Vice-President, Ghana Operations	12,000 78,000 100,000	CAD$0.60 CAD$0.30 CAD$0.81	June 1, 2040 July 1, 2037 December 14, 2042
Hans Julian Morsches	Director	125,000 40,000 50,000 50,000	CAD$0.20 CAD$0.30 CAD$1.23 CAD$0.81	October 8, 2040 July 1, 2037 October 23, 2040 December 14, 2042

As a group, seven officers and directors hold 2,306,000 stock options as at December 31, 2022.

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

Our company's registered shareholders' list for our common shares, dated March 18, 2023, showed 140 registered shareholders and

46,435,417 shares outstanding of which 13 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,286,252 common shares representing 73% of the issued and outstanding shares of Xtra-Gold.

The following table lists the only persons or companies, known by our company, to beneficially own more than 5% of our voting securities. There has been no significant change in the percentage ownership held by any major shareholders during the past three years. Our company's major shareholders do not have different voting rights.

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBEROF SECURITIES OF CLASS	PERCENTAGE OF CLASS

James Longshore (1)(2)	common	4,964,855	10.2%	(2)
Leon van der Merwe	common	5,107,851	10.5%

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

(2) Based on 48,816,417 common shares outstanding as at March 31, 2023 and as if all 2,306,000 stock options held by officers and directors were exercised.

B. Related Party Transactions

During the years ended December 31, 2022, 2021 and 2020, the Company entered into the following transactions with related parties:

	December 31, 2022	December 31, 2021	December 31, 2020

Consulting fees paid or accrued to officers or their companies	$909,314	$1,124,304	$894,616
Directors' fees	2,308	2,398	2,238

Stock option grants to officers and directors	120,563	-	112,868
Stock option grant price range	CAD$0.81		CAD$0.60 to CAD $1.23

Of the total consulting fees noted above, $691,435 (December 31, 2021 - $772,494, December 31, 2020 - $531,527) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $345,717 (December 31, 2021 - $386,247, December 31, 2020 - $274,292) of this amount. As at December 31, 2022, a balance of $181,973 (December 31, 2021 - a prepaid balance of $90,538, December 31, 2020 - a prepaid balance of $12,065) exists to this related company and $Nil remains payable (December 31, 2021 - $Nil, December 31, 2020 - $Nil) to the related party for expenses earned for work on behalf of the Company. The CEO of the company made a $50,000 payment on behalf of the company in 2021. This balance was repaid in 2022.

During 2022, the Company granted 350,000 options to insiders at a price of $0.60 (CAD$0.81). A total of $120,563 was included in consulting fees related to these options. On July 1, 2022, the original terms of existing options were extended. The Company recognized an expense of $77,092 related to the extension of the option terms to maturity related to insiders. During 2021 the Company did not grant stock options to insiders. During 2020 the Company granted 314,000 options to insiders at a prices between of $0.47 (CAD$0.60) and $0.96 (CAD$1.23). A total of $123,837 was included in consulting fees related to these options.

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

The Company is a party to two pending lawsuits. One lawsuit claims that an Xtra contracted worker caused bodily harm on another person. Another lawsuit claims that workers were terminated unlawfully. The Company will defend itself in each of these lawsuits if required, and believes both cases are completely without merit and frivolous.

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On October 19, 2022, Minerals Commission issued five invoices totaling $11,714,800 to our Ghanaian subsidiary. These invoices were titled "Outstanding Annual Mineral Right Fees" for all five of our concessions (Kwabeng, Pameng, Apapam, Muoso and Banso), which Minerals Commission indicated were related to the period from 2012 to 2022, for new annual mineral fees. However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted. Our legal counsel responded to Minerals Commission (the "Letters") on November 15, 2019, objecting to the five improper invoices. Our Letters outline the specific violated terms of our leases and various mineral laws. The Minerals Commission has not responded to our Letters. Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act. We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

Ghana Revenue Agency ("GRA") sent our Ghanaian subsidiary an updated tax assessment letter on November 11, 2022. The letter alleges a total tax liability of $8,552,738 (the "Assessment"), from 2012 to 2022. Upon a thorough review of the Assessment, we agreed that the only additional liability in the Assessment was $75,458. The balance of the Assessment was objected to by our company in letter dated December 6, 2022, (the "Objection Letter"). To date, GRA has not responded to our Objection Letter, and our company believes it has settled all amounts owing in the Assessment.

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

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

FOR THE FINANCIAL YEAR ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2022	$1.20	$0.76	$0.92	$0.56
December 31, 2021	$1.49	$0.88	$1.18	$0.69
December 31, 2020	$1.50	$0.46	$1.11	$0.33
December 31, 2019	$0.63	$0.31	$0.48	$0.23
December 31, 2018	$0.43	$0.20	$0.45	$0.15

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the full financial quarters for the three most recent full financial years.

FOR THE FINANCIAL QUARTER ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2022	$0.89	$0.76	$0.66	$0.58
September 30, 2022	$1.00	$0.84	$0.77	$0.64
June 30, 2022	$1.20	$0.85	$0.92	$0.65
March 31, 2022	$1.11	$0.89	$0.91	$0.70
December 31, 2021	$1.49	$1.11	$1.18	$0.88
September 30, 2021	$1.37	$1.02	$1.12	$0.84
June 30, 2021	$1.10	$0.88	$0.94	$0.69
March 31, 2021	$1.18	$0.94	$0.96	$0.73
December 31, 2020	$1.41	$1.04	$0.98	$0.97
September 30, 2020	$1.50	$0.65	$1.11	$1.02
June 30, 2020	$0.71	$0.46	$0.52	$0.47
March 31, 2020	$0.65	$0.46	$0.36	$0.33

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the most recent six months.

FOR THE MONTH ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
February 28, 2023	$1.03	$0.94	$0.76	$0.71
January 31, 2023	$0.97	$0.86	$0.73	$0.61
December 31, 2022	$0.87	$0.76	$0.65	$0.58
November 30, 2022	$0.89	$0.79	$0.66	$0.56
October 31, 2022	$0.88	$0.81	$0.65	$0.61
September 30, 2022	$0.94	$0.84	$0.69	$0.64

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies. Our common shares fluctuated during 2022 from a low of CAD$0.76 to a high of CAD$1.20 and during the most recent six months our common shares fluctuated from a low of CAD$0.76 to a high of CAD$1.03. Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration. There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls. Based on this assessment, our management has concluded that as of December 31, 2022, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of BF Borgers CPA PC, an independent registered public accounting firm that audited our company's annual financial statements included in this annual report, in connection with internal control over financial report. Management's report is not subject to attestation by our company's registered public accounting firm pursuant to the rules of the SEC that permit our company to provide only management's report in this annual report.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C Principal Accountant Fees and Services

During the financial year ended December 31, 2022, BF Borgers CPA PC served as the company auditor. During the financial year ended December 31, 2021, Harbourside CPA served as the company auditor. During the financial year ended December 31, 2020, RBSM LLP served as the company auditor.

Audit Fees

Audit fees are the aggregate fees billed by BF Borgers CPA PC in 2022, Harbourside CPA in 2021, and by RBSM LLP in 2020, for the audit of Xtra-Gold's consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by our company's external auditors for the year ended December 31, 2022 was $40,000, December 31, 2021 was $25,000, and December 31, 2020 was $25,000.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company's external auditors that are reasonably related to the performance of the audit or review of our company's quarterly financial statements and are not reported above under "Audit Fees." During 2021, RBSM LLP charged the company $6,000 to provide access to their files to Harbourside CPA, the incoming auditor, and $15,000 to review and sign the 2021 20-F document. Our company did not incur any non-audit fees in 2022 or in 2020.

Tax Fees

Tax fees consist of professional services rendered by our company's external auditors for tax compliance and tax advice. Our company did not incur tax fees for the year ended December 31, 2022, 2021 and 2020.

All Other Fees

All other fees consist of fees for other miscellaneous items. There were no other fees in connection services provided or billed by our company's external auditors in the years ended December 31, 2022, 2021 and 2020.

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

The Company announced in a news release disseminated on March 14, 2022, that, following expiration of the 2021 Bid, it would be renewing the 2022 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2022 Bid"), representing approximately 10% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 3,502 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. All shares purchased under the 2022 Bid will be cancelled. Our company purchased an aggregate of 414,000 common shares at an average price of C$1.00 under the 2022 Bid which were cancelled.

The Company announced in a news release disseminated on March 15, 2023, that, following expiration of the 2022 Bid, it would be renewing the 2023 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2023 Bid"), representing approximately 10% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 3,177 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. All shares purchased under the 2023 Bid will be cancelled.

As of March 30, 2023, the Company had not repurchased any Common Shares under the 2023 Bid.

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

  The results of the 2022 Bid and the details of the 2023 Bid, referred to above, were announced in a news release on March 14, 2023.

Item 16F Change in Registrant's Certifying Accountant

During the 2022 year, the company changed auditors from Harbourside CPA to BF Borgers CPA PC. During the 2021 year, the company changed auditors from RBSM LLP to Harbourside CPA. No change occurred during 2020.

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

● Audited Financial Statements for the Years Ended December 31, 2022, 2021, and 2020

● Report of Independent Registered Public Accounting Firm dated March 30, 2023

● Consolidated Balance Sheets as at December 31, 2022, 2021 and 2020

● Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021 and 2020

● Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

● Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2022, 2021 and 2020

● Notes to the Consolidated Financial Statements

Item 19 Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
1.5	Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
99.1	Annual Financial Statements for the year ended December 31, 2022(2)
99.2	Management’s Discussion and Analysis for the year ended December 31, 2022(2)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document(2)
101.SCH	Inline XBRL Taxonomy Extension Schema Document(2)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document(2)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document(2)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document(2)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document(2)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)(2)

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

Date: March 31, 2023