Form 20-F/A
period 2022-12-31
XTRA-GOLD RESOURCES CORP
filed 2023-08-09
CIK 1288770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No.1

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

Development of our Business During 2022

Exploration activities for the 2022 year continued to focus on the Company's Kibi Gold Project (Apapam Mining Lease) with the continuation of the drilling program targeting mineralization expansion opportunities along the Zone 3 gold mineralization trend, initiated in 2021.  Eighty-one (81) diamond core boreholes totaling 15,012 meters ("m") were completed by the Company's in-house drilling crews in 2022, including 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021. Drilling efforts for the current year also included 16 holes (2,240 m) designed to test structural geology and geophysical targets on the grassroots Cobra Creek (Zone 5) auriferous shear corridor prospect.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2022 year.

As at the date of this annual report, we have the following five projects all of which are in the exploration stage.

Kibi Project.  Our Kibi Gold Project is located on the Apapam concession and is currently our main exploration focus.

The present Boomerang East drilling work forms part of an exploration initiative targeting gold mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometer-long Zone 2 - Zone 3 anticlinal fold structure; stretching over one kilometer beyond the limits of the present gold system footprint area. Drill results for a total of 90 holes (15,551.5 m) have been reported to date for the ongoing Zone 3 gold target expansion drill program initiated in late July 2021.

Gold mineralization within the Kibi Gold Project area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity.  The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Drilling activities on the Kibi Gold Project for the 2022 year primarily targeted gold mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometer-long Zone 2 - Zone 3 anticlinal fold structure, including: 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021; and three scout holes (376 m) to test prospective litho-structural gold settings. The assay results for 50 boreholes (10,135 m) completed from January to mid-November 2022 on the Boomerang East gold system were reported by the Company on February 18, June 23, September 27 and December 21, 2022, including the following highlights:

Boomerang East: Upper Shoot (s)

- 16.5 meters ("m") at 6.23 grams per tonne gold ("g/t Au"), including 6.5 m at 13.74 g/t Au, from 1.5 m in hole KBDD22455

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

Drilling efforts for the 2022 year also included 16 holes (2,240 m) on the grassroots Cobra Creek (Zone 5) target; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry ("QFP") hosted, multi-structure braided shear zone system traced by trenching / outcrop stripping over an approximately 850 m strike length. Xtra-Gold undertook a 43 borehole (2,639 m) Phase I diamond core drill program on the Cobra Creek gold zone in 2016. Initial drilling efforts yielded  exploration significant  mineralized intercepts, including highlights of 4.5 m grading 10.9 g/t Au and 5.2 m grading 9.51 g/t Au (see the Company's news release of October 19, 2016).

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

In mid-November, Xtra-Gold commissioned Tect Geological Consulting of West Somerset, South Africa ("Tect") to conduct an updated structural analysis of the Zone 2 - Zone 3 mineralization system footprint area of the Kibi Gold Project. The detailed 3D litho-structural modelling work, encompassing an additional 90 drill holes (15,551.5 m) completed since the previous 2021 geological modelling, in combination with the 3D VTEM / TMI inversion models produced by TechnoImaging, was undertaken to further define the structural controls of the gold mineralization and to generate high-priority exploration targets to help guide ongoing gold system expansion drilling efforts. The Company received the final product of the updated structural study from Tect in mid-February 2023, and study result compilation is currently ongoing.

As at the date of this annual report, during 2023, we plan to conduct:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early stage gold shoots / showings to guide future gold mineralization expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 meters, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the mineralization system footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

MUOSO CONCESSION
ANYINAM
Asamapa
Moseaso
Muoso
Akrofufu
Old-Kwabeng Mine Prospect
Field Camp
Kwabeng
Boma
KWABENG CONCESSION
Awonase
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
Meters
XTRA-GOLD MINING CONCESSIONS IN THE KIBI GOLD BELT

Xtra-Gold Mining Concessions Located in the Kibi Gold Belt

Xtra-Gold Mining Leases Located in the Kibi Gold Belt

Overview of Projects

All our projects are currently at an early stage of evaluation with no identified mineral resources or mineral reserves.

The Kibi Project consists of a Birimian-style orogenic gold system characterized by a series of structurally-controlled auriferous zones extending over a three-kilometer distance along the Zone 2 - Zone 3 anticlinal fold structure. Gold mineralization consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity.  The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Kinross Mining's Chirano deposit within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

We have the following lode gold exploration activities planned for 2023:

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early-stage gold shoots / showings to guide future gold mineralization expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the mineralization system  footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

SRK Consulting (Canada) Inc. Recommendations

Big Bend Zone

• complete infill drilling at the Big Bend zone to confirm gold grade continuity in preparation for mineral estimation;

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

Prior Exploration by Xtra-Gold

2020 Exploration Program

Exploration activities on this project from January 1 to December 31, 2020, focussed primarily on the further delineation the following Zone 2 - Zone 3 gold mineralization targets: 23 holes (3,109 meters) on the Double 19 Zone; 13 holes (1,660 meters) on the Gatehouse Zone; 8 holes (857 meters) on the Boomerang Zone; and 15 holes (2,095 metres) on the Road Cut Zone.

The 2020 expansion drilling on the Double 19 zone successfully extended the gold mineralization approximately 115 meters down plunge from the previous 2012 drilling and identified a new, apparent fold limb-controlled gold zone (i.e., NW Limb Zone) along the northwest limb of the Double 19 fold structure. Recent detailed 3D litho-structural modelling indicates that the Double 19 gold mineralization is emplaced within the inner arc of a tight, steep NE-plunging, isoclinally folded diorite body. The present drilling efforts have extended the gold mineralization along the Fold Hinge zone over an approximately 285 meter down-plunge distance from surface (~150 meters vertical) and demonstrated the continuity of the NW Limb zone over an approximately 110 meter trend-length of the fold structure (~150 meter down-plunge distance), and down to a vertical depth of approximately 100 meters.

The assay results for the 23 boreholes (3,109 meters) of the ongoing Double 19 mineralization system expansion drilling program, completed from August to December 2020, were reported by the Company on October 20 and December 16, 2020, and February 17, 2021, including the following highlights:

- 55.3 meters grading 2.1 grams per tonne ("g/t") gold, including 3.47 g/t gold over 16.6 meters, from down-hole depth of 96.2 meters in #KBDD20341; and 20.0 meters grading 1.02 g/t gold and 27.0 meters grading 2.5 g/t gold from down-hole depths of 142 metres and 187 metres respectively in #KBDD20351; confirming down plunge extension of Fold Hinge gold zone

- 61.57 meters grading 2.42 g/t gold, including 5.13 g/t gold over 21.5 meters, from down-hole depth of 18.2 meters in #KBDD20346; new fold limb gold zone on NW flank of Double 19 fold structure

- 30.0 meters grading 6.20 g/t gold, including 10.1 g/t gold over 12.0 meters, from down-hole depth of 56.0 meters in #KBDD20369 on NW Limb zone; with #KBDD20369 cross-cutting above #KBDD20346 intercept which was drilled down dip of the fold limb

- 44.0 meters grading 2.78 g/t gold, including 4.14 g/t gold over 17.5 meters and 9.10 g/t gold over 3.0 meters, from a down-hole depth of 50.5 meters in #KBDD20375 and 20.0 meters grading 1.61 g/t gold, including 2.68 g/t gold over 11.0 meters, from a down-hole depth of 92.0 meters in #KBDD20378; demonstrating continuity of NW Limb zone mineralization along approximately 110 meters trend-length of the fold structure

- 17.5 meters grading 3.89 g/t gold, including 6.03 g/t gold over 7.0 meters, from a down-hole depth of 4.5 meters in #KBDD20377; undercutting trench #TAD045 returning 6.32 g/t gold over 15.0 meters along southeastern margin of Double 19 Fold Hinge zone

The Gatehouse Zone, located approximately 500 meters southeast of the Zone 2 gold mineralization trend, was originally identified by 2011 - 2012 scout trenching / drilling targeting a gold-in-soil anomaly with a coincidental Induced Polarization (IP) / Resistivity geophysical signature. Follow up drilling of this prospect during the present 2020 exploration drilling program extended the mineralization approximately 235 meters further southwest along the host granitoid body than the gold zone originally outlined by the 2011 - 2012 trenching / drilling. Typical Kibi-type (Zone 2) Granitoid-hosted gold mineralization has been traced to date over an approximately 325 meter strike length and to a 165 meter vertical depth along the NE-trending Gatehouse zone.

The assay results for the 13 follow up boreholes (1,660 meters) on the Gatehouse Zone were reported by the Company on September 8, October 20, and December 16, 2020, including the following highlights:

- 14.4 meters grading 1.7 g/t gold, including 2.42 g/t gold over 4.2 meters, from a down-hole depth of 66.9 meters in #KBDD20350; 150 meter step-out from original 2012 scout drilling

- 17.0 meters grading 1.05 g/t gold, including 4.51 g/t gold over 1.0 meter, from a down-hole depth of 104.0 meters in #KBDD20352 and 12.5 meters grading 1.24 g/t gold, including 2.72 g/t gold over 4.0 meters, from a down-hole depth of 31.5 meters in #KBDD20370, approximately 50 meters down-dip and 35 meters up-dip of the #KBDD20350 intercept, respectively; establishing mineralization to a vertical depth of approximately 120 meters on the #KBDD20350 - #352 - #370 drill fence

The Boomerang Zone was originally identified during a 2012 scout drilling program designed to test geophysical targets located along the approximately 2.5 km long by 0.5 km to 1.2 km wide Zone 3 anomalous gold-in-soil trend. Follow up drilling of this prospect during the 2020 drilling campaign defined a typical Kibi-type (Zone 2) Granitoid-hosted gold zone located over 1,500 meters to the southwest of the  Zone 2 gold mineralization system footprint. Gold mineralization at the Boomerang Zone has been traced to date over an approximately 80 meters down-plunge distance from surface along an apparent NE-plunging fold structure.

The assay results for the 8 follow up boreholes (857 meters) on the Boomerang Zone were reported by the Company on September 8 and October 20, 2020, including the following highlights:

- 43.5 meters grading 1.21 g/t gold, including 2.16 g/t gold over 7.5 meters and 4.3 g/t gold over 6.0 meters, from a down-hole depth of 3.0 meters in #KBDD20335 and 24.0 meters grading 1.35 g/t gold, including 1.99 g/t gold over 9.0 meters, from a down-hole depth of 56.5 meters in undercut hole #KBDD20338; approximately 30 meters down plunge of the #KBDD20335 gold intercept

The Road Cut Zone, lying approximately 65 meters from the southern margin of the Kibi Gold Project's flagship Big Bend gold zone was subjected to follow up drilling from mid-November 2019 to late April 2020 as part of the ongoing mineralization system expansion target generation program designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts. Based on recent detailed 3D geological modelling, the follow up drilling tested the Road Cut zone with optimized North-South drill targeting, unlike the ESE-trending drill orientation utilized in the original 2011 drilling. Present drilling efforts traced the gold mineralization over an approximately 200 meter strike length and to an approximately 170 meter vertical depth within a parallel diorite body lying along the southern (footwall) flank of the Big Bend diorite. With the auriferous vein system centred on the same apparent NE-plunging, open fold hinge zone controlling the Big Bend gold mineralization.

The assay results for the 18 follow up Road Cut zone boreholes (2,446 meters), including 3 holes (351 meters) drilled in late 2019, were reported by the Company on February 26 and September 8, 2020, including the following highlights:

-  49 meters grading 1.1 g/t gold, including 1.42 g/t gold over 31.6 meters and 45.1 meters grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 meters from down-hole depths of 47 meters and 32 meters in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 meter spaced drill-fan patterns

Exploration activities for the 2020 year continued to focus on the continuation of the gold mineralization target generation drill program initiated in 2019. Seventy-four (74) diamond core boreholes totalling 9,615 meters were completed in 2020 with drilling efforts targeting mineralization expansion opportunities along  the Zone 2 - Zone 3 gold mineralization trend.. The target generation drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012), test down-plunge extensions and/or fold limbs of existing mineralization zones, and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. A total of 85 boreholes totaling 10,819 meters have been completed to date by the Company's in-house drilling crews during the ongoing Zone 2 - Zone 3 mineralization expansion drilling program initiated in late September 2019.

2021 Exploration Program

Exploration activities for the first half of 2021 focussed on definition drilling of the Double 19 gold system  (3,292 m) and exploration drilling targeting gold mineralization expansion opportunities within Zone 3 of the Kibi Gold Project (2,150 m). The Zone 3 target generation drilling program was designed to follow up on early-stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. The assay results for the 36 boreholes (5,982 m) completed from January to June 2021 (#KBDD21379 - #KBDD21414), were reported by the Company on April 14 and August 11, 2021, including the following highlights:

- 48.8 m at 0.76 grams per tonne gold ("g/t Au"), including 6.9 m at 1.91 g/t Au, from 134.0 m in hole #KBDD21387; and 15.1 m at 1.24 g/t Au from 200.0 m in undercut hole #KBDD21391 (Double 19 - Definition Drilling)

- 13.5 m at 1.92 g/t Au from 138.5 m in hole #KBDD21384; 11.6 m at 1.00 g/t Au and 17.1 m at 1.13 g/t Au from 92.0 m and 121.9 m respectively in #KBDD21386; and 7.6 m at 2.12 g/t Au and 8.75 m at 1.03 g/t Au from 101.0 m and 125.25 m in respectively in # KBDD21390 (Double 19 - Definition Drilling)

- 65.0 m at 1.03 g/t Au, including 13.5 m at 2.42 g/t Au, from 33.0 m in hole #KBDD21411; and 43.1 m at 0.75 g/t Au, including 3.0 m at 3.65 g/t Au and 9.0 m at 1.29 g/t Au, from 28.5 m in #KBDD21402 (Boomerang West Target - Exploration Drilling)

- 7.3 m at 1.93 g/t Au from 70.7 m in hole #KBDD21409; and 15.0 m at 1.02 g/t Au from 99.0 m in undercut hole #KBDD21410 (Twin Zone Target - Exploration Drilling)

Exploration activities for the second half of 2021, focused on gold mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure. With the exploration program focussing on follow up drilling of the early-stage Boomerang East, Boomerang West, and Twin Zone (formerly JK East) targets positioned along similar second-order fold hinge structures as the neighbouring Double 19 gold shoot, and scout drilling of prospective litho-structural gold settings identified by recently completed detailed 3D geological modelling. The assay results for the 39 boreholes (5,982 m) completed from late July to December 2021 (#KBDD21415 - #KBDD21453), as well as five (5) boreholes completed in January 2022 (#KBDD22454 - #KBDD22458), were reported by the Company on February 18, 2022, including the following highlights:

Boomerang East Target

- 6.0 meters ("m") at 6.19 grams per tonne gold ("g/t Au"), including 2.6 m at 13.82 g/t Au, from 52.0 m in hole #KBDD21434

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

- 13.2 m at 1.07 g/t Au from 161.0 m in hole #KBDD21419

- 4.0 m at 3.53 g/t Au from 157.0 m in hole #KBDD21448

- gold mineralization at the early-stage Twin Zone target intermittently traced over an approximately 275 m down-plunge    distance, and down to a vertical depth of approximately 150 m, along the limbs of two parallel, NE-trending, second-order (parasitic) fold structures

2022 Exploration Program

The present Boomerang East drilling work forms part of an exploration initiative targeting gold mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometer-long Zone 2 - Zone 3 anticlinal fold structure; stretching over one kilometer beyond the limits of the present gold system footprint area. Drill results for a total of 90 holes (15,551.5 m) have been reported to date for the ongoing Zone 3  gold target expansion drill program initiated in late July 2021.

Gold mineralization within the Kibi Gold Project area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity.  The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Drilling activities on the Kibi Gold Project for the 2022 year primarily targeted  gold mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometer-long Zone 2 - Zone 3 anticlinal fold structure, including: 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021; and three scout holes (376 m) to test prospective litho-structural gold settings. The assay results for 50 boreholes (10,135 m) completed from January to mid-November 2022 on the Boomerang East gold system were reported by the Company on February 18, June 23, September 27 and December 21, 2022, including the following highlights:

Boomerang East: Upper Shoot (s)

- 16.5 meters ("m") at 6.23 grams per tonne gold ("g/t Au"), including 6.5 m at 13.74 g/t Au, from 1.5 m in hole KBDD22455

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

Drilling efforts for the 2022 year also included 16 holes (2,240 m) on the grassroots Cobra Creek (Zone 5) target; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry ("QFP") hosted, multi-structure braided shear zone system traced by trenching / outcrop stripping over an approximately 850 m strike length. Xtra-Gold undertook a 43 borehole (2,639 m) Phase I diamond core drill program on the Cobra Creek gold zone in 2016. Initial drilling efforts yielded  exploration significant  mineralized intercepts, including highlights of 4.5 m grading 10.9 g/t Au and 5.2 m grading 9.51 g/t Au (see the Company's news release of October 19, 2016).

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

In mid-November, Xtra-Gold commissioned Tect Geological Consulting of West Somerset, South Africa ("Tect") to conduct an updated structural analysis of the Zone 2 - Zone 3 mineralization system footprint area of the Kibi Gold Project. The detailed 3D litho-structural modelling work, encompassing an additional 90 drill holes (15,551.5 m) completed since the previous 2021 geological modelling, in combination with the 3D VTEM / TMI inversion models produced by TechnoImaging, was undertaken to further define the structural controls of the gold mineralization and to generate high-priority exploration targets to help guide ongoing gold system expansion drilling efforts. The Company received the final product of the updated structural study from Tect in mid-February 2023, and study result compilation is currently ongoing.

Future Exploration Plans

2023 Proposed Exploration Program

As at the date of this annual report, during 2023, we plan to conduct:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early-stage gold shoots / showings to guide future gold mineralization expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the mineralization system footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

Exploration activities for the 2022 year continued to focus on the Company's Kibi Gold Project (Apapam Mining Lease) with the continuation of the drilling program targeting mineralization expansion opportunities along the Zone 3 gold mineralization trend, initiated in 2021.  Eighty-one (81) diamond core boreholes totaling 15,012 meters ("m") were completed by the Company's in-house drilling crews in 2022, including 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021. Drilling efforts for the current year also included 16 holes (2,240 m) designed to test structural geology and geophysical targets on the grassroots Cobra Creek (Zone 5) auriferous shear corridor prospect.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2022 year.

The present Boomerang East drilling work forms part of an exploration initiative targeting gold mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometer-long Zone 2 - Zone 3 anticlinal fold structure; stretching over one kilometer beyond the limits of the present gold system footprint area. Drill results for a total of 90 holes (15,551.5 m) have been reported to date for the ongoing Zone 3 gold target expansion drill program initiated in late July 2021.

Gold mineralization within the Kibi Gold Project area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity.  The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Drilling activities on the Kibi Gold Project for the 2022 year primarily targeted  gold mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometer-long Zone 2 - Zone 3 anticlinal fold structure, including: 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021; and three scout holes (376 m) to test prospective litho-structural gold settings. The assay results for 50 boreholes (10,135 m) completed from January to mid-November 2022 on the Boomerang East gold system were reported by the Company on February 18, June 23, September 27 and December 21, 2022, including the following highlights:

Boomerang East: Upper Shoot (s)

- 16.5 meters ("m") at 6.23 grams per tonne gold ("g/t Au"), including 6.5 m at 13.74 g/t Au, from 1.5 m in hole KBDD22455

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

Drilling efforts for the 2022 year also included 16 holes (2,240 m) on the grassroots Cobra Creek (Zone 5) target; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry ("QFP") hosted, multi-structure braided shear zone system traced by trenching / outcrop stripping over an approximately 850 m strike length. Xtra-Gold undertook a 43 borehole (2,639 m) Phase I diamond core drill program on the Cobra Creek gold zone in 2016. Initial drilling efforts yielded  exploration significant  mineralized intercepts, including highlights of 4.5 m grading 10.9 g/t Au and 5.2 m grading 9.51 g/t Au (see the Company's news release of October 19, 2016).

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

In mid-November, Xtra-Gold commissioned Tect Geological Consulting of West Somerset, South Africa ("Tect") to conduct an updated structural analysis of the Zone 2 - Zone 3 mineralization system footprint area of the Kibi Gold Project. The detailed 3D litho-structural modelling work, encompassing an additional 90 drill holes (15,551.5 m) completed since the previous 2021 geological modelling, in combination with the 3D VTEM / TMI inversion models produced by TechnoImaging, was undertaken to further define the structural controls of the gold mineralization and to generate high-priority exploration targets to help guide ongoing gold system expansion drilling efforts. The Company received the final product of the updated structural study from Tect in mid-February 2023, and study result compilation is currently ongoing.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2021 year.

Exploration activities for the first half of 2021 focussed on definition drilling of the Double 19 gold system  (3,292 m) and exploration drilling targeting gold mineralization expansion opportunities within Zone 3 of the Kibi Gold Project (2,150 m). The Zone 3 target generation drilling program was designed to follow up on early-stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. The assay results for the 36 boreholes (5,982 m) completed from January to June 2021 (#KBDD21379 - #KBDD21414), were reported by the Company on April 14 and August 11, 2021, including the following highlights:

- 48.8 m at 0.76 grams per tonne gold ("g/t Au"), including 6.9 m at 1.91 g/t Au, from 134.0 m in hole #KBDD21387; and 15.1 m at 1.24 g/t Au from 200.0 m in undercut hole #KBDD21391 (Double 19 - Definition Drilling)

- 13.5 m at 1.92 g/t Au from 138.5 m in hole #KBDD21384; 11.6 m at 1.00 g/t Au and 17.1 m at 1.13 g/t Au from 92.0 m and 121.9 m respectively in #KBDD21386; and 7.6 m at 2.12 g/t Au and 8.75 m at 1.03 g/t Au from 101.0 m and 125.25 m in respectively in # KBDD21390 (Double 19 - Definition Drilling)

- 65.0 m at 1.03 g/t Au, including 13.5 m at 2.42 g/t Au, from 33.0 m in hole #KBDD21411; and 43.1 m at 0.75 g/t Au, including 3.0 m at 3.65 g/t Au and 9.0 m at 1.29 g/t Au, from 28.5 m in #KBDD21402 (Boomerang West Target - Exploration Drilling)

- 7.3 m at 1.93 g/t Au from 70.7 m in hole #KBDD21409; and 15.0 m at 1.02 g/t Au from 99.0 m in undercut hole #KBDD21410 (Twin Zone Target - Exploration Drilling)

Exploration activities for the second half of 2021, focused on gold mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure. With the exploration program focussing on follow up drilling of the early-stage Boomerang East, Boomerang West, and Twin Zone (formerly JK East) targets positioned along similar second-order fold hinge structures as the neighbouring Double 19 gold shoot, and scout drilling of prospective litho-structural gold settings identified by recently completed detailed 3D geological modelling. The assay results for the 39 boreholes (5,982 m) completed from late July to December 2021 (#KBDD21415 - #KBDD21453), as well as five (5) boreholes completed in January 2022 (#KBDD22454 - #KBDD22458), were reported by the Company on February 18, 2022, including the following highlights:

Boomerang East Target

- 6.0 meters ("m") at 6.19 grams per tonne gold ("g/t Au"), including 2.6 m at 13.82 g/t Au, from 52.0 m in hole #KBDD21434

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

- 13.2 m at 1.07 g/t Au from 161.0 m in hole #KBDD21419

- 4.0 m at 3.53 g/t Au from 157.0 m in hole #KBDD21448

- gold mineralization at the early-stage Twin Zone target intermittently traced over an approximately 275 m down-plunge    distance, and down to a vertical depth of approximately 150 m, along the limbs of two parallel, NE-trending, second-order (parasitic) fold structures

Exploration activities for the 2020 year continued to focus on the continuation of the gold mineralization target generation drill program initiated in 2019. Seventy-four (74) diamond core boreholes totalling 9,615 meters were completed in 2020 with drilling efforts targeting mineralization expansion opportunities along  the Zone 2 - Zone 3 gold mineralization trend.. The target generation drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012), test down-plunge extensions and/or fold limbs of existing mineralization zones, and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. A total of 85 boreholes totaling 10,819 meters have been completed to date by the Company's in-house drilling crews during the ongoing Zone 2 - Zone 3 mineralization expansion drilling program initiated in late September 2019.

Drilling activities for the 2020 year focussed primarily on the following Zone 2 - Zone 3 mineralization expansion targets: 23 holes (3,109 meters) on the Double 19 Zone; 13 holes (1,660 meters) on the Gatehouse Zone; 8 holes (857 meters) on the Boomerang Zone; and 15 holes (2,095 meters) on the Road Cut Zone.

The 2020 expansion drilling on the Double 19 zone successfully extended the gold mineralization approximately 115 meters down plunge from the previous 2012 drilling and identified a new, apparent fold limb-controlled gold zone (i.e., NW Limb Zone) along the northwest limb of the Double 19 fold structure. Recent detailed 3D litho-structural modelling indicates that the Double 19 gold mineralization is emplaced within the inner arc of a tight, steep NE-plunging, isoclinally folded diorite body. The present drilling efforts have extended the gold mineralization along the Fold Hinge zone over an approximately 285 meter down-plunge distance from surface (~150 meters vertical) and demonstrated the continuity of the NW Limb zone over an approximately 110 meter trend-length of the fold structure (~150 meter down-plunge distance), and down to a vertical depth of approximately 100 meters.

The assay results for the 23 boreholes (3,109 meters) of the ongoing Double 19 mineralization system expansion drilling program, completed from August to December 2020, were reported by the Company on October 20 and December 16, 2020, and February 17, 2021, including the following highlights:

- 55.3 meters grading 2.1 grams per tonne ("g/t") gold, including 3.47 g/t gold over 16.6 meters, from down-hole depth of 96.2 meters in #KBDD20341; and 20.0 meters grading 1.02 g/t gold and 27.0 meters grading 2.5 g/t gold from down-hole depths of 142 metres and 187 metres respectively in #KBDD20351; confirming down plunge extension of Fold Hinge gold zone

- 61.57 meters grading 2.42 g/t gold, including 5.13 g/t gold over 21.5 meters, from down-hole depth of 18.2 meters in #KBDD20346; new fold limb gold zone on NW flank of Double 19 fold structure

- 30.0 meters grading 6.20 g/t gold, including 10.1 g/t gold over 12.0 meters, from down-hole depth of 56.0 meters in #KBDD20369 on NW Limb zone; with #KBDD20369 cross-cutting above #KBDD20346 intercept which was drilled down dip of the fold limb

- 44.0 meters grading 2.78 g/t gold, including 4.14 g/t gold over 17.5 meters and 9.10 g/t gold over 3.0 meters, from a down-hole depth of 50.5 meters in #KBDD20375 and 20.0 meters grading 1.61 g/t gold, including 2.68 g/t gold over 11.0 meters, from a down-hole depth of 92.0 meters in #KBDD20378; demonstrating continuity of NW Limb zone mineralization along approximately 110 meters trend-length of the fold structure

- 17.5 meters grading 3.89 g/t gold, including 6.03 g/t gold over 7.0 meters, from a down-hole depth of 4.5 meters in #KBDD20377; undercutting trench #TAD045 returning 6.32 g/t gold over 15.0 meters along southeastern margin of Double 19 Fold Hinge zone

The Gatehouse Zone, located approximately 500 meters southeast of the Zone 2 gold mineralization trend, was originally identified by 2011 - 2012 scout trenching / drilling targeting a gold-in-soil anomaly with a coincidental Induced Polarization (IP) / Resistivity geophysical signature. Follow up drilling of this prospect during the present 2020 exploration drilling program extended the mineralization approximately 235 meters further southwest along the host granitoid body than the gold zone originally outlined by the 2011 - 2012 trenching / drilling. Typical Kibi-type (Zone 2) Granitoid-hosted gold mineralization has been traced to date over an approximately 325 meter strike length and to a 165 meter vertical depth along the NE-trending Gatehouse zone.

The assay results for the 13 follow up boreholes (1,660 meters) on the Gatehouse Zone were reported by the Company on September 8, October 20, and December 16, 2020, including the following highlights:

- 14.4 meters grading 1.7 g/t gold, including 2.42 g/t gold over 4.2 meters, from a down-hole depth of 66.9 meters in #KBDD20350; 150 meter step-out from original 2012 scout drilling

- 17.0 meters grading 1.05 g/t gold, including 4.51 g/t gold over 1.0 meter, from a down-hole depth of 104.0 meters in #KBDD20352 and 12.5 meters grading 1.24 g/t gold, including 2.72 g/t gold over 4.0 meters, from a down-hole depth of 31.5 meters in #KBDD20370, approximately 50 meters down-dip and 35 meters up-dip of the #KBDD20350 intercept, respectively; establishing mineralization to a vertical depth of approximately 120 meters on the #KBDD20350 - #352 - #370 drill fence

The Boomerang Zone was originally identified during a 2012 scout drilling program designed to test geophysical targets located along the approximately 2.5 km long by 0.5 km to 1.2 km wide Zone 3 anomalous gold-in-soil trend. Follow up drilling of this prospect during the 2020 drilling campaign defined a typical Kibi-type (Zone 2) Granitoid-hosted gold zone located over 1,500 meters to the southwest of the  Zone 2 gold mineralization system footprint. Gold mineralization at the Boomerang Zone has been traced to date over an approximately 80 meters down-plunge distance from surface along an apparent NE-plunging fold structure.

The assay results for the 8 follow up boreholes (857 meters) on the Boomerang Zone were reported by the Company on September 8 and October 20, 2020, including the following highlights:

- 43.5 meters grading 1.21 g/t gold, including 2.16 g/t gold over 7.5 meters and 4.3 g/t gold over 6.0 meters, from a down-hole depth of 3.0 meters in #KBDD20335 and 24.0 meters grading 1.35 g/t gold, including 1.99 g/t gold over 9.0 meters, from a down-hole depth of 56.5 meters in undercut hole #KBDD20338; approximately 30 meters down plunge of the #KBDD20335 gold intercept

The Road Cut Zone, lying approximately 65 meters from the southern margin of the Kibi Gold Project's flagship Big Bend gold zone was subjected to follow up drilling from mid-November 2019 to late April 2020 as part of the ongoing mineralization system expansion target generation program designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts. Based on recent detailed 3D geological modelling, the follow up drilling tested the Road Cut zone with optimized North-South drill targeting, unlike the ESE-trending drill orientation utilized in the original 2011 drilling. Present drilling efforts traced the gold mineralization over an approximately 200 meter strike length and to an approximately 170 meter vertical depth within a parallel diorite body lying along the southern (footwall) flank of the Big Bend diorite. With the auriferous vein system centred on the same apparent NE-plunging, open fold hinge zone controlling the Big Bend gold mineralization.

The assay results for the 18 follow up Road Cut zone boreholes (2,446 meters), including 3 holes (351 meters) drilled in late 2019, were reported by the Company on February 26 and September 8, 2020, including the following highlights:

- 49 meters grading 1.1 g/t gold, including 1.42 g/t gold over 31.6 meters and 45.1 meters grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 meters from down-hole depths of 47 meters and 32 meters in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 meter spaced drill-fan patterns

Exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2020 year were limited to airborne geophysical survey compilation and satellite remote sensing imagery.

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

Going Concern

The Company is exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $631,767 for the year ended December 31, 2022, it has an accumulated a deficit of $21,345,398.  Results for the year ended December 31, 2022 are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)		Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director	2022	-		-	-	-
	President and CEO	2022	-	(2)	-	-	-
	Manager Director of Ghana Operations	2022	465,717	(3)	-	-	465,717
Denis Laviolette	Director	2022	-		17,223	-	17,223
Peter Minuk	Director	2022	2,308	(1)	17,223	-	19,531
	Secretary and Treasurer	2022	4,615	(1)		-	4,615
James H. Schweitzer	Director	2022	-		17,223	-	17,223
Yves P. Clement	Vice-President, Exploration	2022	115,380	(1)(2)	34,446	-	149,826
Victor Nkansa	Vice-President, Ghana Operations	2022	93,264	(2)(3)	17,223	-	107,104
	Chief Financial Officer	2022	-			-	-
Hans Julian Morsches	Director	2022	-		17,223	-	17,223

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

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
James Longshore	President, CEO and Director	382,000	CAD$0.15	December 31, 2032
	Manager Director of Ghana Operations	162,000	CAD$0.30	July 1, 2037
Denis Laviolette	Director	125,000	CAD$0.20	October 8, 2035
		40,000	CAD$0.30	July 1, 2037
		50,000	CAD$1.23	October 23, 2040
		50,000	CAD$0.81	December 14, 2042
Peter Minuk	Secretary and Treasurer Director	150,000	CAD$0.30	July 1, 2037
		42,000	CAD$0.60	June 1, 2040
		50,000	CAD$1.23	October 23, 2040
		50,000	CAD$0.81	December 14, 2042
James H. Schweitzer	Director	40,000	CAD$0.30	July 1, 2037
		60,000	CAD$1.23	October 23, 2040
		50,000	CAD$0.81	December 14, 2042
Yves P. Clement	Vice-President, Exploration	400,000	CAD$0.40	May 5, 2036
		100,000	CAD$0.30	July 1, 2037
		50,000	CAD$1.23	October 23, 2040
		100,000	CAD$0.81	December 14, 2042
Victor Nkansa	Vice-President, Ghana Operations	12,000	CAD$0.60	June 1, 2040
		78,000	CAD$0.30	July 1, 2037
		100,000	CAD$0.81	December 14, 2042
Hans Julian Morsches	Director	125,000	CAD$0.20	October 8, 2040
		40,000	CAD$0.30	July 1, 2037
		50,000	CAD$1.23	October 23, 2040
		50,000	CAD$0.81	December 14, 2042

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

B. Related Party Transactions

During the years ended December 31, 2022, 2021 and 2020, the Company entered into the following transactions with related parties:

	December 31, 2022	December 31, 2021	December 31, 2020

Consulting fees paid or accrued to officers or their companies	$ 909,314	$1,124,304	$ 894,616
Directors' fees	2,308	2,398	2,238

Stock option grants to officers and directors	120,563	-	112,868
Stock option grant price range	CAD$0.81		CAD$0.60 to CAD $1.23

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

Item 16F Change in Registrant's Certifying Accountant

Effective August 22, 2022, the Company appointed BF Borgers CPA PC ("BF Borgers"), Certified Public Accountants, as its external auditor for the financial year ending 31 December 2022, following the discharge of Harbourside CPA LLP ("Harbourside"), Chartered Professional Accountants. BF Borgers has completed the audit of the company for the financial year ending 31 December 2022. The financial statements for the financial year ending 31 December 2022 and the filing of the related Form 20-F was filed on March 31, 2023.

Harbourside, the Company's former auditor, was appointed on January 4, 2022, following the resignation of the Company's former auditor, RBSM LLP ("RBSM"), Certified Public Accountants in 2021. Harbourside completed the audit of the company for the financial year ending 31 December 2021. RBSM was the company's external auditor between October 1, 2015 and until its resignation on November 23, 2021.

The change of auditor in 2021 and 2022 was made after a careful consideration and evaluation process and was approved by the Audit Committee and the Board of Directors of the Company. Shareholder approval has been sought and obtained to confirm the appointment of BF Borgers and Harbourside at the Company's annual general meetings held in 2022 and 2023 respectively.

During the two financial years prior to 31 December 2022: (1) neither RBSM nor Harbourside issued any reports on the financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, nor were the auditors' reports of RBSM and Harbourside qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of RBSM or Harbourside would have caused it to make reference to the subject matter of the disagreement in connection with their auditor's reports for such years, or any "reportable event" as described in Item 16F(a)(1)(v) of Form 20-F.

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

● Consolidated Balance Sheets as at December 31, 2022, 2021 and 2020

● Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021 and 2020

● Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

● Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2022, 2021 and 2020

● Notes to the Consolidated Financial Statements

Item 19 Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
99.1	Auditor opinion letter (Harbourside CPA)(2)
99.2	Auditor opinion letter (RBSM LLP)(2)

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