Form 20-F/A
period 2022-12-31
XTRA-GOLD RESOURCES CORP
filed 2023-09-11
CIK 1288770

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

● Consolidated Balance Sheets as at December 31, 2022, 2021 and 2020

● Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021 and 2020

● Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

● Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2022, 2021 and 2020

● Notes to the Consolidated Financial Statements

Item 19 Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
99.1	Annual Financial Statements for the year ended December 31, 2022(2)
99.2	Management’s Discussion and Analysis for the year ended December 31, 2022(2)
99.3	Harborside Opinion Letter
99.4	Harborside Audit Report
99.5	RBSM Opinion Letter
99.6	RBSM Audit Report
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document(2)
101.SCH	Inline XBRL Taxonomy Extension Schema Document(2)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document(2)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document(2)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document(2)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document(2)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)(2)

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

Date: September 11, 2023