Form 20-F/A
period 2022-12-31
XTRA-GOLD RESOURCES CORP
filed 2023-10-04
CIK 1288770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No.3

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

[  ] Yes  [✓] No

Item 19 Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
99.2	Management’s Discussion and Analysis for the year ended December 31, 2022(2)

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

Date:    October 4, 2023