Form 20-F
period 2023-12-31
XTRA-GOLD RESOURCES CORP
filed 2024-04-25
CIK 1288770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ✓ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Monte Carlo #7 , Paradise Island, Nassau, Bahamas

(Address of principal executive offices)

James Longshore, 242-363-3864 (telephone), Shirley Street Plaza, Suite 2150, PO Box AP 59217

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

Title of each class	Outstanding at December 31, 2023
Common shares	46,201,217

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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2023	2022	2021	2020	2019
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	876,539	1,564,849	2,045,713	2,297,023	2,388,347
Net gain attributable to non-controlling interest	(180,652)	(133,082)	(121,545)	(141,782)	(140,390)
Income tax	(861,815)	(800,000)	(1,088,192)	(294,992)	Nil
Net income (loss) Xtra-Gold Resources Corp.	(165,928)	631,767	835,976	1,860,249	2,247,957
Basic and diluted income (loss) attributable to common shareholders per common share	0.00	0.01	0.02	0.04	0.05
Total current assets	10,286,645	10,178,896	9,127,160	7,739,823	5,438,857
Total assets	11,860,586	11,881,013	10,758,031	9,340,942	6,875,325
Total current liabilities	1,519,103	1,406,679	1,122,483	426,819	443,540
Total liabilities	1,519,103	1,406,679	1,122,483	426,819	443,540
Working capital	8,767,542	8,772,217	8,004,677	7,313,004	4,995,317
Capital stock	46,201	46,447	46,688	46,817	45,844
Total equity	10,341,483	10,474,334	9,635,548	8,914,123	6,431,785
Total Xtra-Gold Resources Corp. stockholders' equity	10,218,945	10,532,448	9,826,744	9,226,864	6,886,308
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,361,078	46,542,900	46,779,574	46,645,387	46,095,232
Basic and diluted weighted average number of common shares outstanding	46,361,078	48,822,024	48,925,574	49,033,887	49,589,430

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

If our company does not obtain new financings, commencing from 2024, the amount of funds available to our company to pursue any further exploration activities at our projects could be reduced and our company's plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project. Commencing from 2024, our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects. Any impairment in our company's ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company's plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2024 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2024, our company may need to explore various financing alternatives to meet our projected costs and expenses. Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all. Additionally, if the actual costs to execute our company's business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company's ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2023, our company had an accumulated deficit of $21,511,326. It is anticipated that our company could experience an operating loss for fiscal 2023 until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of $21,511,326 as of December 31, 2023. These factors, among others, raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred. If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

In addition, our company may be exposed to potential environmental impacts during any full scale mining operation. At such time of commencement of full scale mining, if ever, our company plans to negotiate posting of a reclamation bond to quantify the reclamation costs. Our company anticipates that the dollar amount of reserves established for exposure to environmental liabilities, at December 31, 2023, will be $85,628, as to $37,028 for our Kwabeng project, $23,143 for our Banso and Muoso Projects, and $25,457 for our Pameng project, as estimated to meet the regulatory requirements of the Environmental Protection Agency of Ghana. Our company is currently unable to predict the ultimate cost of compliance or the extent of liability risks.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company's exploration activities and our financial condition. At December 31, 2023, the company had accrued $85,628 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $296,322 posted as required by the Ghanaian government.

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

Development of our Business During 2023

Exploration activities for the 2023 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the drilling program targeting mineralization expansion opportunities along the Zone 3 gold mineralization trend. Sixty-one (61) diamond core boreholes totalling 14,115 metres ("m") were completed by the Company's in-house drilling crews in 2023, including 49 holes (12,202 m) dedicated to the further expansion / definition of the Boomerang gold system (formerly Boomerang East & Boomerang West targets) and 12 scout drill holes (2,113 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2023 year.

The present Boomerang gold system expansion / definition drilling work forms part of an exploration initiative focussing on multiple mineralization expansion targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure; over 1 km beyond the limits of the previously defined Zone 2 - Zone 3 gold mineralization footprint area. . Drill results for a total of 132 holes (26,968.5 m) have been reported to date for the ongoing Zone 3 gold target expansion drill program initiated in late July 2021. .

Current 3D litho-structural modelling indicates that the Zone 2 - Zone 3 gold mineralization footprint area occupies a licence-scale, 1st-order F2 synclinorium fold structure. Deposits are characterized by tensional arrays of auriferous quartz-carbonate veins typically hosted within or spatially associated with F1 or F2 folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with the diorite bodies having an interpreted Belt-type granitoid affinity. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

The assay results for 39 boreholes (10,250 m) completed from January to November 2023, including 27 holes (6,142 m) dedicated to the further expansion / definition of the Boomerang gold system and 12 scout holes (4,108 m) targeting prospective Zone 3 litho-structural settings, were reported by the Company on September 8 and December 20, 2023, including the following highlights:

Expansion Drilling (Boomerang SW Strike-Extension)

- 9.0 m at 5.27 grams per tonne gold ("g/t Au"), including 4.5 m at 8.98 g/t Au, from 65.5 m; and 15.4 m at 1.59 g/t Au, including 7.5 m at 2.01 g/t Au, from 120.0 m in KBDD23524

- 22.0 m at 1.17 g/t Au, including 15.7 m at 1.50 g/t Au, from 194.0 m in KBDD23522

- 4.5 m at 12.72 g/t Au, including 1.5 m at 33.73 g/t Au, from 145.5 m in KBDD23535

Expansion Drilling (Boomerang - SE Lateral / Down-Dip Extension)

- 55.1 m at 0.75 g/t Au, including 39.3 m at 0.95 g/t Au, and including 19.3 m at 1.45 g/t Au, from 353.9 m in KBDD23538

- 20.0 m at 0.84 g/t Au from 134.0 m; and 28.0 m at 0.47 g/t Au from 163.0 m in KBDD23534

- 9.0 m at 1.00 g/t Au from 40.0 m; and 33.0 m at 0.50 g/t Au from 184.0 m; and 29.0 m at 0.35 g/t Au from 304.0 m; and 6.0 m at 1.67 g/t Au from 357.0 m in KBDD22504

- 9.1 m at 0.75 g/t Au from 77.0; and 10.5 m at 0.71 g/t Au from 129.0; and 41.0 m at 0.72 g/t Au from 294.0 in KBDD22505

Definition Drilling (Boomerang - Main "Lower Shoot" Gold Zone)

- 51.0 m at 1.31 g/t Au, including 16.5 m at 3.09 g/t Au, from 127.0 m in KBDD23528

- 53.0 m at 1.06 g/t Au, including 30.0 m at 1.60 g/t Au, from 31.0 m in KBDD23527

- 33.0 m at 1.17 g/t Au, including 19.0 m at 1.76 g/t Au, from 7.0 m in KBDD23519

- 56.0 m at 1.40 g/t Au, including 20.0 m at 2.54 g/t Au, from 166.0 m in KBDD23530

- 50.0 m at 1.28 g/t Au, including 22.0 m at 1.93 g/t Au, from 258.0 m in KBDD23536

New High-Grade Gold Target (Boomerang "Deep")

- 9.0 m at 9.29 g/t Au, including 4.5 m at 16.94 g/t Au, from 400.0 m in KBDD23536 (~90 m stratigraphy below (cross-plunge) of main Lower Shoot)

Current 3D litho-structural modelling appears to indicate that the Boomerang mineralization expansion target, consisting of a multi-shoot gold system extending over approximately 650 m strike and 750 m down-plunge distances respectively, occupies a F2 meso-scale (parasitic) fold hinge structure developed on the north-western limb of the mineralization-controlling 1st-order F2 synclinorium fold. With the mineralization occurring as a NE-plunging system of stacked, flat-lying to concave-shaped, shallow SE-dipping gold shoots hosted within folded / strained diorite bodies and/or associated metasedimentary rock - diorite contacts.

Drilling to date has outlined three (4) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, the Footwall Shoot and the SW Shoot (formerly Boomerang West), across an approximately 370 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 500 m along the fold hinge structure (approximately 345 m vertical depth from surface), and across an approximately 200 m NW-SE lateral distance.

Additional exploration activities on the Kibi Gold Project for the 2023 year included commencement of ground-proofing work on high-priority exploration targets generated by the recently completed 3D VTEM / TMI inversion models-based litho-structural modelling work. With a total of 542 infill soil geochemical samples and 179 prospecting (grab) samples collected on the newly identified Central Fold target centred approximately 1.5 km southeast of the Zone 2 - Zone 3 gold mineralization trend. A further 139 prospecting (grab) samples were collected from an extensive auriferous silicified / pyritized siltstone rock float train spatially associated with an interpreted fold-nose structure located approximately 0.5 km southwest of the Boomerang mineralization expansion target. In situ source of auriferous siltstone material yet to be established by trenching / drilling. Final compilation of the soil and prospecting sampling work is currently in progress.

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

As at the date of this annual report, during 2024, we plan to conduct:

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

As of the date of this annual report, during 2024, we plan to conduct an exploration program consisting of:

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

As of the date of this annual report, during 2024, we plan to conduct an exploration program consisting of:

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

As of the date of this annual report, during 2024, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects in 2024. We estimate a cost of $850,000 to complete a 15,000-metre drill program at Kibi in 2024.

Gold Recovery Operations. We continued with placer gold recovery operations at our Kwabeng, Pameng Banso and Muoso projects during the fiscal year. We recovered 3,876 ounces of raw placer gold (Kwabeng - 1,332 ounces, Pameng - 1,382 ounces, Banso - 524 ounces, and Muoso - 638 ounces) and sold 3,978 ounces of fine gold for net proceeds of $3,527,354. As at the date of this annual report, during 2024, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2023, from all properties, amounted to $32,093,922.

As of the date of this annual report, we have:

● have achieved a series of losses since inception, although we reported a profit in 2023, 2022, and 2021;

● have minimal operations, and

● relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years. We purchased a new pickup truck in 2023. We purchased a new pickup truck and a third drill in 2022. We purchased three new pickup trucks in 2021.

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

The Kibi Project consists of a Birimian-style orogenic gold system characterized by a series of structurally-controlled auriferous zones extending over a three-kilometer distance across the licence-scale, Zone 2 - Zone 3, 1st-order F2 synclinorium fold structure. Deposits are characterized by tensional arrays of auriferous quartz-carbonate veins typically hosted within or spatially associated with F1 or F2 folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with the diorite bodies having an interpreted Belt-type granitoid affinity. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

We have the following lode gold exploration activities planned for 2024:

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early-stage gold shoots / showings to guide future mineralization expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the Zone 2 - Zone 3 mineralization footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

We are also renewing our Apapam concession, which expired on December 17, 2015. All required documentation has been filed for a 15 year renewal extension. We hold a 14-year mining lease on our Banso concession expiring on January 5, 2025 and a 13-year mining lease on our Muoso concession expiring on January 5, 2024. The Muoso Lease extension was filed on June 12, 2023, for a further 15 years.

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

During 2010 through 2012, we did not conduct any placer gold recovery operations at our Kwabeng project. From 2013 to 2023, we conducted placer gold recovery operations at our Kwabeng project, while adding placer gold recovery operations at Banso and Muoso in 2015 and at Pameng in 2020.

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

Prior Exploration by Xtra-Gold

2021 Exploration Program

Exploration activities for the 2021 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). Seventy-five (75) diamond core boreholes totalling 11,343 metres were completed by the Company's in-house drilling crews in 2021 with drilling efforts primarily targeting mineral expansion opportunities within Zone 3 of the Kibi Gold Project.

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

- 13.2 m at 1.07 g/t Au from 161.0 m in hole #KBDD21419

- 4.0 m at 3.53 g/t Au from 157.0 m in hole #KBDD21448

- gold mineralization at the early-stage Twin Zone target intermittently traced over an approximately 275 m down-plunge distance, and down to a vertical depth of approximately 150 m, along the limbs of two parallel, NE-trending, second-order (parasitic) fold structures

2022 Exploration Program

Exploration activities for the 2022 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the drilling program targeting mineralization expansion opportunities along the Zone 3 gold mineralization trend.  Eighty-one (81) diamond core boreholes totalling 15,012 metres ("m") were completed by the Company's in-house drilling crews in 2022, including 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021. Drilling efforts for the current year also included 16 holes (2,240 m) designed to test structural geology and geophysical targets on the grassroots Cobra Creek (Zone 5) auriferous shear corridor prospect.

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

2023 Exploration Program

Exploration activities for the 2023 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the drilling program targeting mineralization expansion opportunities along the Zone 3 gold mineralization trend. Sixty-one (61) diamond core boreholes totalling 14,115 metres ("m") were completed by the Company's in-house drilling crews in 2023, including 49 holes (12,202 m) dedicated to the further expansion / definition of the Boomerang gold system (formerly Boomerang East & Boomerang West targets) and 12 scout drill holes (2,113 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2023 year.

The present Boomerang gold system expansion / definition drilling work forms part of an exploration initiative focussing on multiple mineralization expansion targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure; over 1 km beyond the limits of the previously defined Zone 2 - Zone 3 gold mineralization footprint area. . Drill results for a total of 132 holes (26,968.5 m) have been reported to date for the ongoing Zone 3 gold target expansion drill program initiated in late July 2021.

Current 3D litho-structural modelling indicates that the Zone 2 - Zone 3 gold mineralization footprint area occupies a licence-scale, 1st-order F2 synclinorium fold structure. Deposits are characterized by tensional arrays of auriferous quartz-carbonate veins typically hosted within or spatially associated with F1 or F2 folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with the diorite bodies having an interpreted Belt-type granitoid affinity. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

The assay results for 39 boreholes (10,250 m) completed from January to November 2023, including 27 holes (6,142 m) dedicated to the further expansion / definition of the Boomerang gold system and 12 scout holes (4,108 m) targeting prospective Zone 3 litho-structural settings, were reported by the Company on September 8 and December 20, 2023, including the following highlights:

Expansion Drilling (Boomerang SW Strike-Extension)

- 9.0 m at 5.27 grams per tonne gold ("g/t Au"), including 4.5 m at 8.98 g/t Au, from 65.5 m; and 15.4 m at 1.59 g/t Au, including 7.5 m at 2.01 g/t Au, from 120.0 m in KBDD23524

- 22.0 m at 1.17 g/t Au, including 15.7 m at 1.50 g/t Au, from 194.0 m in KBDD23522

- 4.5 m at 12.72 g/t Au, including 1.5 m at 33.73 g/t Au, from 145.5 m in KBDD23535

Expansion Drilling (Boomerang - SE Lateral / Down-Dip Extension)

- 55.1 m at 0.75 g/t Au, including 39.3 m at 0.95 g/t Au, and including 19.3 m at 1.45 g/t Au, from 353.9 m in KBDD23538

- 20.0 m at 0.84 g/t Au from 134.0 m; and 28.0 m at 0.47 g/t Au from 163.0 m in KBDD23534

- 9.0 m at 1.00 g/t Au from 40.0 m; and 33.0 m at 0.50 g/t Au from 184.0 m; and 29.0 m at 0.35 g/t Au from 304.0 m; and 6.0 m at 1.67 g/t Au from 357.0 m in KBDD22504

- 9.1 m at 0.75 g/t Au from 77.0; and 10.5 m at 0.71 g/t Au from 129.0; and 41.0 m at 0.72 g/t Au from 294.0 in KBDD22505

Definition Drilling (Boomerang - Main "Lower Shoot" Gold Zone)

- 51.0 m at 1.31 g/t Au, including 16.5 m at 3.09 g/t Au, from 127.0 m in KBDD23528

- 53.0 m at 1.06 g/t Au, including 30.0 m at 1.60 g/t Au, from 31.0 m in KBDD23527

- 33.0 m at 1.17 g/t Au, including 19.0 m at 1.76 g/t Au, from 7.0 m in KBDD23519

- 56.0 m at 1.40 g/t Au, including 20.0 m at 2.54 g/t Au, from 166.0 m in KBDD23530

- 50.0 m at 1.28 g/t Au, including 22.0 m at 1.93 g/t Au, from 258.0 m in KBDD23536

New High-Grade Gold Target (Boomerang "Deep")

- 9.0 m at 9.29 g/t Au, including 4.5 m at 16.94 g/t Au, from 400.0 m in KBDD23536 (~90 m stratigraphy below (cross-plunge) of main Lower Shoot)

Current 3D litho-structural modelling appears to indicate that the Boomerang mineralization expansion target, consisting of a multi-shoot gold system extending over approximately 650 m strike and 750 m down-plunge distances respectively, occupies a F2 meso-scale (parasitic) fold hinge structure developed on the north-western limb of the mineralization-controlling 1st-order F2 synclinorium fold. With the mineralization occurring as a NE-plunging system of stacked, flat-lying to concave-shaped, shallow SE-dipping gold shoots hosted within folded / strained diorite bodies and/or associated metasedimentary rock - diorite contacts.

Drilling to date has outlined three (4) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, the Footwall Shoot and the SW Shoot (formerly Boomerang West), across an approximately 370 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 500 m along the fold hinge structure (approximately 345 m vertical depth from surface), and across an approximately 200 m NW-SE lateral distance.

Additional exploration activities on the Kibi Gold Project for the 2023 year included commencement of ground-proofing work on high-priority exploration targets generated by the recently completed 3D VTEM / TMI inversion models-based litho-structural modelling work. With a total of 542 infill soil geochemical samples and 179 prospecting (grab) samples collected on the newly identified Central Fold target centred approximately 1.5 km southeast of the Zone 2 - Zone 3 gold mineralization trend. A further 139 prospecting (grab) samples were collected from an extensive auriferous silicified / pyritized siltstone rock float train spatially associated with an interpreted fold-nose structure located approximately 0.5 km southwest of the Boomerang mineralization expansion target. In situ source of auriferous siltstone material yet to be established by trenching / drilling. Final compilation of the soil and prospecting sampling work is currently in progress.

Future Exploration Plans

2024 Proposed Exploration Program

As at the date of this annual report, during 2024, we plan to conduct:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early-stage gold shoots / showings to guide future mineralization expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the Zone 2 - Zone 3 mineralization footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

Quality-Control Program

We have implemented a quality-control program to ensure best practice in the sampling and analysis of the diamond drill core, reverse circulation (RC) chip samples, saprolite trench and saw-cut channel samples, and soil samples. Drill core is HQ diameter (63.5 millimeters) in upper oxidized material (regolith) and NQ diameter (47.6 millimeters) in the lower fresh rock portion of the hole. Drill core is saw cut and half the core is sampled in standard intervals. The remaining half of core is stored in a secure location. Reverse circulation (RC) chip samples are taken at one-meter intervals under dry drilling conditions by experienced geologists, with all samples weighed on site. Saprolite trench samples consist of continuous, horizontal channels collected from a canal excavated along the bottom sidewall of the trench (~ 0.10 meters above floor). All samples are transported in security-sealed bags to Intertek Minerals Limited, an ISO 17025:2005 accredited laboratory located in Tarkwa, Ghana. As of the date of this annual report, a 1,000 gram split of the sample is pulverized to better than 85% passing 75 microns, and analyzed by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish. Samples with observed visible gold and/or exhibiting typical Kibi-type granitoid hosted mineralization characterized by liberated, particulate gold grains are pulverized in their entirety to better than 85% passing 75 microns, and analyzed three times by industry standard 50 gram fire assay fusion with atomic absorption spectroscopy finish; with the arithmetic average of the three assays reported. Our company inserts a certified reference standard (low to high grade), analytical blank, and field duplicate sample in every batch of 20 drill core / reverse circulation (RC) chip / trench channel / saw cut channel samples. Validation parameters are established in the database to ensure quality control.

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

With respect to the Apapam mining lease, we are:

● required to pay applicable taxes and annual rental ("ground rents") fees to the Government of Ghana in the amount of approximately $12,454.08 (GH¢124,540.80), when the renewal extension is granted; and

● committed to pay a royalty in each quarter to the Government of Ghana, through the Commissioner of Internal Revenue, based on the production for that quarter within 30 days from the quarter end as well as a royalty on all timber felled in accordance with existing legislation;

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

2023 Exploration Program

Exploration work on our Kwabeng project during the 2023 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project (commenced in March 2013).

2024 Proposed Exploration Program.

As at the date of this annual report, during 2024, we plan to conduct:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

●  the continuation of placer gold recovery operations at this project (commenced in March 2013).

Recovery and Sale of Placer Gold

As at December 31, 2023, we have sold an aggregate of 21,620 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, and 2013 to 2023 fiscal years. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2009 through 2012.

The gold price (approximately $2,233 per ounce as at March 30, 2024) is significantly greater compared to the approximately $300 per ounce gold price during the previous mining effort by the former operator of this project. On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 2 years. However, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

Placer gold recovery operations at our Kwabeng project resumed in 2013. As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kwabeng project (see "Kwabeng Project - 2024 Exploration Program").

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

Kwabeng Mining Lease

The Kwabeng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Kwabeng mining lease covers a lease area of 44.76 square kilometers and has a 30 year term expiring on July 26, 2019. We have applied for a 15 year renewal extension. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials). See "Kibi Project - Apapam Mining Lease" for identical mining lease terms for the Kwabeng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents of approximately $16,392.68 (GH¢163,926.83), when the renewal extension is granted.

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

2023 Exploration Programs

Exploration work on our Pameng project during the 2023 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2024

As at the date of this annual report, during 2024, we have planned the following exploration activities at this project:

●  ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company. During 2010, 4,720 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 897 ounces of gold for gross proceeds of $1,128,451. During 2011, 5,621 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068 ounces of gold for $1,489,058. During 2012, we sold 53 ounces of gold for gross proceeds of $87,997 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project. No placer gold recovery operations were conducted at this project from 2012 to 2019. Gold recovery operations resumed in 2020. Gold sales of 1,195 ounces of pure gold in 2023 (2022 - 2, 087 ounces of pure gold, 2021 - 2,871 ounces of pure gold) were sold for $2,055,798 (2022 -$3,704,167, 2021 -$4,074,170).

Mineral Reserves

No mineral resources or mineral reserves have been identified on our Pameng project.

Pameng Mining Lease

The Pameng mining lease is dated July 26, 1989 and is owned and controlled by our company, as to a 90% interest; and is registered to our subsidiary, XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Pameng mining lease covers a lease area of 40.51 square kilometers and has a 30-year term expiring on July 26, 2019. We have applied for a 15-year renewal extension. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials). See "Kibi Project - Apapam Mining Lease" for identical mining lease terms for the Pameng mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents payable in the amount of approximately $14,789.22 (GH¢147,892.20), when the renewal extension is granted.

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

2021 to 2023 Exploration Programs

No significant lode gold exploration work was conducted by our company on our Banso project from 2013 to 2023. Exploration activities on our Banso project during the 2023 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2024

As at the date of this annual report, during 2024, we have planned the following exploration activities at this project:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015 to present).

Mineral Reserves

No mineral resources or mineral reserves have been identified on our Banso project.

Banso Mining Lease

The Banso mining lease is dated January 6, 2011 and is owned and controlled by our company, as to a 90% interest; and is registered to XG Mining, while the remaining 10% free carried interest in XG Mining is held by the Government of Ghana. The Banso mining lease covers a lease area of 51.67 square kilometers and has a 14 year term expiring on January 5, 2025. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the lease area (including processing, storing and transportation of ore and materials). See "Kibi Project - Apapam Mining Lease" for identical mining lease terms for the Banso mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents in the amount of approximately $18,914.63 (GH¢189,146.34).

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

Prior Exploration by Xtra-Gold

No significant lode gold exploration work was conducted by our company on our Muoso project from 2014 through to the end of our fiscal year. Exploration activities on our Muoso project during the 2023 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2024

As at the date of this annual report, during 2024, we have planned the following exploration activities at this project:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015 to present).

Resources and Reserves

No mineral resources or mineral reserves have been identified on our Muoso project.

Muoso Mining Lease

The Muoso mining lease is dated January 6, 2011 and is owned and controlled by our company, as to a 90% interest; and is registered to XG Mining, while the remaining 10% free carried interest is held by the Government of Ghana. The Muoso mining lease covers an area of 55.28 square kilometers and has a 13 year term expiring on January 5, 2024. We have been granted surface and mining rights by the Government of Ghana to work, develop and produce gold in the Muoso lease area (including processing, storing and transportation of ore and materials). See "Kibi Project - Apapam Mining Lease" for identical terms for the Muoso mining lease, except for the name of the mining lease, the lease registration particulars, the lease area and annual ground rents payable in the amount of approximately $20,237.88 (GH¢202,378.80).

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

Item 5 Operating and Financial Review and Prospects

A. Operating Results -

Our company reported a net loss after tax for the year ended December 31, 2023 of $165,928 (December 31, 2022 - income of $631,767, December 31, 2021 - income of $835,976). Our company's basic and diluted loss per share for the year ended December 31, 2023 was $0.00 (December 31, 2022 - income of $0.01, December 31, 2021 - income of $0.02). All years benefited from gold recovery results and from other income, being dividends and interest. The impairment charge against private investments in the 2023 year was a significant component of the loss. Another significant change is the tax expense as the company has used its tax shelter position in Ghana.

The weighted average number of shares outstanding was 46,361,078 (December 31, 2022 - 46,542,900, December 31, 2021 - 46,779,574). Average shares outstanding were reduced in 2023 and 2022 through share repurchases. Average shares were increased in 2021 via the exercise of stock options, and reduced from share repurchases. Average fully diluted shares in 2023 were 46,361,078 (2022 - 48,822,024, 2021 - 48,925,574), with the difference being in the money stock options and warrants. These items did not materially affect earnings per share.

We incurred expenses of $1,424,430 in the year ended December 31, 2023 (December 31, 2022 - $1,705,057, December 31, 2021 - $2,161,514). Exploration expense decreased slightly in 2023 as fewer drilling supplies were purchased as compared to 2022. Exploration expense decreased significantly in 2022 as fewer drilling supplies were purchased as compared to 2021. Exploration expense increased significantly in 2021 as more consultants were engaged to assist with the hard rock program, work on the NI 43-101 technical report, and more drilling was undertaken. We expense all exploration costs. Depreciation in 2023 was slightly lower than the 2022 depreciation level due to minimal asset additions in 2023. Depreciation in 2022 increased slightly as the addition of a pickup truck and a drill mostly offset the reduced depreciation on the remaining fixed asset base. Depreciation increased in 2021 with the addition of three pickup trucks. General and administrative expense in 2023 of $442,552 decreased from the 2022 expense of $535,147 and increased from $377,345 in 2021. Most of the difference in general and administrative expense was created by stock-based compensation. Non-cash stock-based compensation expense was $23,750 in 2023, $237,078 in 2022, and $2,504 in 2021. The Company granted 62,500 stock options in 2023. The Company granted 450,000 stock options in 2022 and extended the terms of the other remaining options. The company did not grant stock options in 2021.

Exploration activities for the 2023 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the drilling program targeting mineralization expansion opportunities along the Zone 3 gold mineralization trend. Sixty-one (61) diamond core boreholes totalling 14,115 metres ("m") were completed by the Company's in-house drilling crews in 2023, including 49 holes (12,202 m) dedicated to the further expansion / definition of the Boomerang gold system (formerly Boomerang East & Boomerang West targets) and 12 scout drill holes (2,113 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2023 year.

The present Boomerang gold system expansion / definition drilling work forms part of an exploration initiative focussing on multiple mineralization expansion targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure; over 1 km beyond the limits of the previously defined Zone 2 - Zone 3 gold mineralization footprint area. . Drill results for a total of 132 holes (26,968.5 m) have been reported to date for the ongoing Zone 3 gold target expansion drill program initiated in late July 2021.

Current 3D litho-structural modelling indicates that the Zone 2 - Zone 3 gold mineralization footprint area occupies a licence-scale, 1st-order F2 synclinorium fold structure. Deposits are characterized by tensional arrays of auriferous quartz-carbonate veins typically hosted within or spatially associated with F1 or F2 folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with the diorite bodies having an interpreted Belt-type granitoid affinity. Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits. These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain. Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

The assay results for 39 boreholes (10,250 m) completed from January to November 2023, including 27 holes (6,142 m) dedicated to the further expansion / definition of the Boomerang gold system and 12 scout holes (4,108 m) targeting prospective Zone 3 litho-structural settings, were reported by the Company on September 8 and December 20, 2023, including the following highlights:

Expansion Drilling (Boomerang SW Strike-Extension)

- 9.0 m at 5.27 grams per tonne gold ("g/t Au"), including 4.5 m at 8.98 g/t Au, from 65.5 m; and 15.4 m at 1.59 g/t Au, including 7.5 m at 2.01 g/t Au, from 120.0 m in KBDD23524

- 22.0 m at 1.17 g/t Au, including 15.7 m at 1.50 g/t Au, from 194.0 m in KBDD23522

- 4.5 m at 12.72 g/t Au, including 1.5 m at 33.73 g/t Au, from 145.5 m in KBDD23535

Expansion Drilling (Boomerang - SE Lateral / Down-Dip Extension)

- 55.1 m at 0.75 g/t Au, including 39.3 m at 0.95 g/t Au, and including 19.3 m at 1.45 g/t Au, from 353.9 m in KBDD23538

- 20.0 m at 0.84 g/t Au from 134.0 m; and 28.0 m at 0.47 g/t Au from 163.0 m in KBDD23534

- 9.0 m at 1.00 g/t Au from 40.0 m; and 33.0 m at 0.50 g/t Au from 184.0 m; and 29.0 m at 0.35 g/t Au from 304.0 m; and 6.0 m at 1.67 g/t Au from 357.0 m in KBDD22504

- 9.1 m at 0.75 g/t Au from 77.0; and 10.5 m at 0.71 g/t Au from 129.0; and 41.0 m at 0.72 g/t Au from 294.0 in KBDD22505

Definition Drilling (Boomerang - Main "Lower Shoot" Gold Zone)

- 51.0 m at 1.31 g/t Au, including 16.5 m at 3.09 g/t Au, from 127.0 m in KBDD23528

- 53.0 m at 1.06 g/t Au, including 30.0 m at 1.60 g/t Au, from 31.0 m in KBDD23527

- 33.0 m at 1.17 g/t Au, including 19.0 m at 1.76 g/t Au, from 7.0 m in KBDD23519

- 56.0 m at 1.40 g/t Au, including 20.0 m at 2.54 g/t Au, from 166.0 m in KBDD23530

- 50.0 m at 1.28 g/t Au, including 22.0 m at 1.93 g/t Au, from 258.0 m in KBDD23536

New High-Grade Gold Target (Boomerang "Deep")

- 9.0 m at 9.29 g/t Au, including 4.5 m at 16.94 g/t Au, from 400.0 m in KBDD23536 (~90 m stratigraphy below (cross-plunge) of main Lower Shoot)

Current 3D litho-structural modelling appears to indicate that the Boomerang mineralization expansion target, consisting of a multi-shoot gold system extending over approximately 650 m strike and 750 m down-plunge distances respectively, occupies a F2 meso-scale (parasitic) fold hinge structure developed on the north-western limb of the mineralization-controlling 1st-order F2 synclinorium fold. With the mineralization occurring as a NE-plunging system of stacked, flat-lying to concave-shaped, shallow SE-dipping gold shoots hosted within folded / strained diorite bodies and/or associated metasedimentary rock - diorite contacts.

Drilling to date has outlined three (4) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, the Footwall Shoot and the SW Shoot (formerly Boomerang West), across an approximately 370 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 500 m along the fold hinge structure (approximately 345 m vertical depth from surface), and across an approximately 200 m NW-SE lateral distance.

Additional exploration activities on the Kibi Gold Project for the 2023 year included commencement of ground-proofing work on high-priority exploration targets generated by the recently completed 3D VTEM / TMI inversion models-based litho-structural modelling work. With a total of 542 infill soil geochemical samples and 179 prospecting (grab) samples collected on the newly identified Central Fold target centred approximately 1.5 km southeast of the Zone 2 - Zone 3 gold mineralization trend. A further 139 prospecting (grab) samples were collected from an extensive auriferous silicified / pyritized siltstone rock float train spatially associated with an interpreted fold-nose structure located approximately 0.5 km southwest of the Boomerang mineralization expansion target. In situ source of auriferous siltstone material yet to be established by trenching / drilling. Final compilation of the soil and prospecting sampling work is currently in progress.

Exploration activities for the 2022 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the drilling program targeting mineralization expansion opportunities along the Zone 3 gold mineralization trend.  Eighty-one (81) diamond core boreholes totalling 15,012 metres ("m") were completed by the Company's in-house drilling crews in 2022, including 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021. Drilling efforts for the current year also included 16 holes (2,240 m) designed to test structural geology and geophysical targets on the grassroots Cobra Creek (Zone 5) auriferous shear corridor prospect.

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

Exploration activities for the 2021 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). Seventy-five (75) diamond core boreholes totalling 11,343 metres were completed by the Company's in-house drilling crews in 2021 with drilling efforts primarily targeting mineral expansion opportunities within Zone 3 of the Kibi Gold Project.

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

- 13.2 m at 1.07 g/t Au from 161.0 m in hole #KBDD21419

- 4.0 m at 3.53 g/t Au from 157.0 m in hole #KBDD21448

- gold mineralization at the early-stage Twin Zone target intermittently traced over an approximately 275 m down-plunge distance, and down to a vertical depth of approximately 150 m, along the limbs of two parallel, NE-trending, second-order (parasitic) fold structures

We recognized other income, net, of $2,300,969 in 2023 (2022 - $3,269,906, 2021 - $4,207,227). The 2023 gains can mostly be attributed to the recovery of gold, and other income, being dividends and interest income. Foreign exchange losses and losses on securities partly offset these gains. During the year ended December 31, 2023, we sold 3,978 fine ounces of gold at an average price of US$1,811 for net proceeds of $3,527,354 (2022 -3,778 fine ounces of gold at an average price of US$1,820 for net proceeds of $3,704,167, 2021 - 4,318 fine ounces of gold at an average price of US$1,789 for net proceeds of $4,074,170). Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

The Company had no warrants outstanding in 2023, 2022 and 2021.

During the year ended December 31, 2023, our company had a foreign exchange loss of $203,212 (2022 - loss of $938,422, 2021 - loss of $426,420) mostly due to strength in the U.S. dollar against the Ghana cedi and the Canadian dollar. The Company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value weakened with the US dollar strength. In Ghana, the cedi depreciated over 30% against the US dollar in 2022 and 40% against the US dollar in 2023.

Our Company recognized a trading and holding loss on marketable securities in 2023 of $58,197 (2022 - gain of $360,754, 2021 - gain of $714,523), while an impairment on marketable securities in 2021 of $211,018 offset some of the gains in that year. The 2023 investment loss was also affected by an impairment loss of $1,336,501 against private investments. Portfolio results in 2023 and 2022 did not approach the exceptional returns of 2021 as markets pulled back. Gains in 2021 were recognized throughout the portfolio, with significant gains reported on several investments. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Interest earned and dividends on the investment portfolio assets were $371,525 in the year ended December 31, 2023 (2022 - $143,407, 2021 - $55,972).

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2023, 2022 or 2021.

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

Cash on hand was increased by $1,373,462 during 2023.

Operations provided cash of $1,814,162. Inventory was increased by $21,658 due to the timing of smelt shipments. Payables were increased, mostly due to an accrual for income taxes payable in Ghana related to 2023 operations. Other operating expenses were mostly cash neutral. The impairment loss on trading securities was a $1,336,501 non-cash expense in 2023. At December 31, 2023, accounts payable and accrued liabilities increased by $155,868 to $1,281,060, mostly due to an income tax accrual increase. Amounts due to related parties decreased by $29,558 to $152,415 in the year ended December 31, 2023. With no gold shipments in the fourth quarter of 2023, royalty payments to the government for the third quarter were remitted, reducing our balances payable. Our cash and cash equivalents as at December 31, 2023 were sufficient to pay these liabilities.

Investing activities in 2023 used $269,375 of cash. Cash of $2,036,995 was used to purchase investments in 2023 while proceeds from the sale of investments generated $1,805,342 of cash. Cash of $37,722 was used to purchase a pickup truck during 2023.

During the year ended December 31, 2023, our Company used $171,325 of cash for financing activities. We repurchased 234,200 of our shares at a cost of $150,581 and cancelled these shares. Also, during the month ended December 31, 2022, the Company repurchased 11,500 of our shares at a cost of $6,892. These shares were reported as shares in treasury at December 31, 2022 and were cancelled in January 2023. Further, during the month ended December 31, 2023, the company repurchased 28,500 of our shares at a cost of $20,744. These shares were reported as shares in treasury at December 31, 2023 and were cancelled in January 2024.

We believe that our company has sufficient working capital to achieve our 2024 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

At December 31, 2023, we had total cash and cash equivalents and restricted cash of $7,450,784 (December 31, 2022 - $6,077,322). Working capital as of December 31, 2023 was $8,767,542 (December 31, 2022 - $8,772,217). In all periods, the increase in working capital mostly reflects the gold recovery and gold inventory on hand. While investment gains improved working capital in 2022, losses in 2023 negatively affected working capital.

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

Our shares of common stock, warrants and stock options outstanding as at April 1, 2024, December 31, 2023, December 31, 2022, and December 31, 2021 were as follows:

	April 1, 2024	December 31, 2023	December 31, 2022	December 31, 2021
Common Shares	46,118,917	46,201,217	46,446,917	46,687,517
Warrants	-	-	-	-
Stock Options	2,648,500	2,648,500	2,586,000	2,381,000
Fully diluted	48,767,417	48,849,717	49,032,917	49,068,517

Subsequent to December 31, 2023, 28,500 shares which were purchased in December 2023 were cancelled. Also, 53,800 shares which were purchased in January and February 2024 were cancelled.

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

Our fiscal 2024 budget to carry out our plan of operations is approximately $2,350,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview". These expenditures are subject to change if management decides to scale back or accelerate operations. We believe that we are adequately capitalized to achieve our operating plan for fiscal 2024. However, our losses raise substantial doubt about our ability to continue as a going concern. Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

Going Concern

The Company is in development as an exploration company. It may need financing for its exploration and acquisition activities. The Company has incurred a loss of $165,928 for the year ended December 31, 2023, and it has an accumulated a deficit of $21,511,326. Results for the year ended December 31, 2023 are not necessarily indicative of future results. The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations. Alluvial operation have a limited remaining life, so will not be able to contribute cash for longer than about two years. The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required. These factors raise doubt about the Company's ability to continue as a going concern.

C. Research and Development, Patents and Licenses

As Xtra-Gold is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D. Trends

Gold prices closed in 2023 at $2,066 per ounce, above the 2023 average of $1,944 per ounce. Gold prices saw continued strength through 2023. We continue to see positive indicators for gold prices in the future.

In 2023, several central banks were reported to pivot away from US dollar holdings and to have purchased gold. Indications of a move against the US dollar as the world reserve currency and expectations that interest rates will decrease in the near future have also resulted in strength for gold prices. As a result, the comparative strength of the US dollar is expected to be reduced in 2024.

Gold does well in times of uncertainty. National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2023 and previous two years are as follows:

	2023	2022	2021
High	$2,087	$2,039	$1,943
Low	1,809	1,629	1,684
Average	1,944	1,801	1,800

The tone for the precious metals market in the near future will depend on the U.S. dollar strength. The US Federal Reserve has raised interest rates to combat inflation, and has indicated that increases are less likely going forward and reductions are more likely. The future focus will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet. Any further economic wobble or extension of the time to address the underlying issues could create uncertainty about the US economy, which would be good for gold prices.

Overall, a stronger U.S. dollar may lead to reduced interest in the gold exploration sector.

E. Off-Balance Sheet Arrangements

Our company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our company does not have any material contractual obligations as of December 31, 2023.

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

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth, as of December 31, 2023, the names of the directors and senior management of Xtra-Gold. Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas Manager Director, Ghana Operations	57	President and CEO Xtra-Gold Resources Corp., and Manager Director of Ghana Operations	January 3, 2009	none

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	38	Vice President Palisade Global Investments	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	59	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	85	Retired businessman	June 11, 2011	none
Yves P. Clement (5)(6) New Westminster, British Columbia Vice-President, Exploration	58	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	Director of Tartisan Nickel Corp. since January 2016 (CSE:TN)
William Asiedu (5)(6) Kwabeng, Ghana Chief Accountant, Ghana Operations	49	Chief Financial Officer and Vice-President, Ghana Operations of Xtra-Gold Resources Corp.	August 1, 2023	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	65	Managing Director, Unum	June 22, 2015	none
Todd Gibson(1)(2)(3) Toronto, Ontario Director	65	Retired businessman	April 27, 2023	none

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

Denis Laviolette, B.Sc, Earth Science (Geology)

Mr. Laviolette is an exploration professional with approximately 10 years of experience in mining and capital markets. Mr Laviolette is a co-founder, CEO & President and Director of GoldSpot Discoveries (TSX.V:SPOT) and is co-founder and President and Director of New Found Gold Corp. Mr Laviolette worked with mineral projects in (Timmins, Kirkland Lake and Red Lake). Mr. Laviolette received his B.Sc, Earth Science (Geology) from Brock University, in St. Catharines, Ontario. Mr. Laviolette was employed as a mining analyst with Pinetree Capital Ltd. ("Pinetree") in Toronto since February 2014 to September 2015. His responsibilities at Pinetree include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing and summarizing technical reports on resources, feasibility and corporate financial statements.

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

William Asiedu, CA, and BA in Business Administration

Chief Accountant, Ghana Operations

Mr. Asiedu was appointed as Vice-President and Chief Financial Officer on August 1, 2023. His responsibilities include overseeing our operations in Ghana under the supervision of our President and CEO, and Managing Director of our Ghanaian subsidiaries, James Longshore. Mr. Asiedu has 20 years of business experience, the last 12 years of which have been in the mining industry. Since 2012, he has been the Chief Accountant at our mine camp where his responsibilities include the provision of accounting services and assisting with the facilitation of all the logistics.

During the prior five years, Mr. Asiedu has not been an officer and/or director of any other public companies.

As at the date of this annual report, Mr. Asiedu devotes a variable amount of his time in consulting services to our company on a month to month "as needed" basis (see "Termination of Employment, Change in Responsibilities and Employment Contracts - Consulting Arrangements with Vice-President, Ghana Operations"). Mr. Asiedu has not entered into a non-competition and non-disclosure agreement with our company.

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

Todd Gibson

Director

Mr. Gibson was appointed as a director of our company in April 2023. Mr. Gibson was employed in the securities sector of the investment industry in Canada in various capacities for 35 years and retired in 2022. He was employed as an Investment Advisor with Haywood Securities Inc., where he spent 23 years managing client investments and objectives. He raised capital for private and public companies. He also advised and assisted with the process of listing companies for trading on public exchanges.

B. Compensation

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2023.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)		Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director President and CEO Manager Director of Ghana Operations	2023 2023 2023	- - 480,221	(2) (3)	- - -	- - -	- - 480,221
Denis Laviolette	Director	2023	-		-	-	-
Peter Minuk	Director Secretary and Treasurer	2023 2023	2,223 4,446	(1) (1)	-	- -	2,223 4,446
James H. Schweitzer	Director	2023	-		-	-	-
Yves P. Clement	Vice-President, Exploration	2023	111,150	(1)(2)	-	-	111,150
Victor Nkansa(4)	Vice-President, Ghana Operations Chief Financial Officer	2023 2023	40,493 -	(2)(3)	- -	- -	40,493 -
William Asiedu(4)	Chief Accountant, Ghana Operations Chief Financial Officer	2023 2023	7,121 -	(2)(3)	- -	- -	7,121 -
Hans Julian Morsches	Director	2023	-		-	-	-
Todd Gibson	Director	2023	-		23,750	-	23,750

(1) The compensation noted above under "Total Compensation" was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7410.

(2) See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for consulting arrangements and/or consulting contracts with our company.

(3) The compensation noted above under "Total Compensation" was paid in Ghanaian cedi and was translated at the average exchange rate of C$1.00 = US$0.0856.

(4) William Asiedu succeeded Victor Nkansa effective August 1, 2023.

Stock Options Granted in 2023

During our fiscal year ended December 31, 2023, we granted 62,500 stock options to senior management or directors. The options have a strike price of CAD$0.92 and expire in 2043.

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2023

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

Management Consulting Agreement with Chief Financial Officer and Chief Accountant, Ghana Operations

Our Chief Financial Officer and Chief Accountant, Ghana Operations, William Asiedu, oversees our operations in Ghana under the supervision of our President and CEO, James Longshore, who is the President and Managing Director of our Ghanaian subsidiaries.

His primary responsibilities are the provision of accounting services and assisting with the facilitation of logistics at our mine camp. He also provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties. As of the date of this annual report, our Chief Accountant, Ghana Operations is paid 23,000 Cedis (US$1,923) per month by XG Mining to provide his consulting services on a month to month "as needed" basis. There is no provision for a payment to be made to our Chief Accountant, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors' approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects. As of the date of this annual report, Mr. Clement is paid CAD$12,500 (USD$9,262) per month to provide the foregoing services. He is reimbursed for certain expenses incurred in performing his duties to our company. There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

Board of Directors Independence

Our Board of Directors consists of six members; namely, James Longshore (Chair), Peter Minuk, James Schweitzer, Denis Laviolette, Hans Julian Morsches, and Todd Gibson. Our Board of Directors has determined that James Schweitzer, Denis Laviolette, Hans Julian Morsches, and Todd Gibson are independent within the within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. James Longshore and Peter Minuk are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a "material relationship" with our company.

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

A majority of the persons serving on our Board of Directors must be "independent". The Nominating and Corporate Governance Committee has considered transactions and relationships between each director or any member of his immediate family and us or our affiliates, including those reported under "Related Party Transactions" below and also reviewed transactions and relationships between directors or their affiliates and members of our senior management or their affiliates. As a result of this review, the committee affirmatively determined that each of Messrs. Schweitzer, Laviolette, Morsches, and Gibson are independent.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	4,420,855	10.2%	10.2%
Denis Laviolette (4)	common	-	0.5%	0.5%
Peter Minuk (5)	common	20,000	0.6%	0.6%
James H. Schweitzer (6)	common	358,000	1.0%	1.0%
Yves P. Clement (7)	common	-	1.3%	1.3%
Victor Nkansa (8)	common	-	0.3%	0.3%
Hans Julian Morsches (9)	common	250,000	1.1%	1.1%
Todd Gibson (10)	common	10,000	0.3%	0.3%
Directors and Officers as a Group		5,00,855	15.2%	15.2%

(1) Based on 46,118,917 common shares outstanding as at March 30, 2024 and as if all of the options held by directors and officers (2,368,500 as a group) were exercised converted to common shares.

(2) Based on 46,118,917 common shares outstanding as at March 25, 2024 and as if only the vested options (2,368,500 as a group) and were exercised converted to common shares.

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

(9) Hans Julian Morsches owns 250,000 common shares and holds a total of a total of 265,000 stock options with exercise prices and expiry dates as set out in the table below.

(10) Todd Gibson owns 10,000 common shares and holds a total of a total of 62,500 stock options with exercise prices and expiry dates as set out in the table below.

Options to Purchase Securities

10% Rolling Stock Option Plan

On May 12, 2011, our Board of Directors considered and believed that it was advisable and in the best interests of our company to terminate our fixed 2005 Equity Incentive Compensation Plan and authorized, approved and adopted our 10% rolling stock option plan (the "Option Plan"). Our Option Plan was approved by our shareholders at our annual and special shareholders' meeting held on June 10, 2011 and we received final acceptance of our Option Plan from the TSX on July 13, 2011. In accordance with TSX policy, all unallocated options or other entitlements to a compensation arrangement which does not have a fixed number of securities reserved for issuance must be approved every three years by our Board of Directors and our shareholders. On March 26, 2014, our Board of Directors approved our Option Plan for a further three-year period (the "2014 Plan"). The 2014 Plan was approved by our shareholders at our annual and special meeting of shareholders held on June 19, 2014 and we received final acceptance of our 2014 Plan from the TSX on June 26, 2014. On March 28, 2017, our Board of Directors approved our Option Plan for a further three year period (the "2017 Plan"). The 2017 Plan was approved by our shareholders at our annual and special meeting of shareholders held on May 16, 2017 and we received final acceptance of our 2017 Plan from the TSX on May 16, 2017. On May 5 2023, our Board of Directors approved our Option Plan for a further three-year period (the "2023 Plan"). The 2023 Plan was approved by the shareholders at our annual and special meeting of shareholders held on June 29, 2023.

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

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated. As at the date of this annual report, 4,611,892 common shares have been reserved for issuance under our Option Plan. As at the date of this annual report, there are 2,586,000 options outstanding to purchase an aggregate of 2,586,000 common shares, representing 5.6% of the 46,118,917 common shares currently outstanding. Options to purchase 2,025,892 common shares are currently available for grant under our Option Plan, being 10% of the 46,118,917 common shares currently outstanding less the 2,586,000 shares reserved for the 2,586,000 options currently outstanding.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2023, as well as the number of options granted to directors and all consultants as a group. The exercise prices of the stock options are stated in Canadian dollars as that is the currency unit in which the options were issued.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
James Longshore	President, CEO and Director Manager Director of Ghana Operations	382,000 162,000	CAD$0.15 CAD$0.30	December 31, 2032 July 1, 2037
Denis Laviolette	Director	125,000 40,000 50,000 50,000	CAD$0.20 CAD$0.30 CAD$1.23 CAD$0.81	October 8, 2035 July 1, 2037 October 23, 2040 December 14, 2042
Peter Minuk	Secretary and Treasurer and Director	150,000 42,000 50,000 50,000	CAD$0.30 CAD$0.60 CAD$1.23 CAD$0.81	July 1, 2037 June 1, 2040 October 23, 2040 December 14, 2042
James H. Schweitzer	Director	40,000 60,000 50,000	CAD$0.30 CAD$1.23 CAD$0.81	July 1, 2037 October 23, 2040 December 14, 2042
Yves P. Clement	Vice-President, Exploration	400,000 100,000 50,000 50,000	CAD$0.40 CAD$0.30 CAD$1.23 CAD$0.81	May 5, 2036 July 1, 2037 October 23, 2040 December 14, 2042
Victor Nkansa	Vice-President, Ghana Operations	12,000 78,000 50,000	CAD$0.60 CAD$0.30 CAD$0.81	June 1, 2040 July 1, 2037 December 14, 2042
Hans Julian Morsches	Director	125,000 40,000 50,000 50,000	CAD$0.20 CAD$0.30 CAD$1.23 CAD$0.81	October 8, 2040 July 1, 2037 October 23, 2040 December 14, 2042
Todd Gibson	Director	62,500	CAD$0.92	April 27, 2043

As a group, seven officers and directors hold 2,368,500 stock options as at December 31, 2023.

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

Our company's registered shareholders' list for our common shares, dated May 10, 2023, showed 139 registered shareholders and 46,435,417 shares outstanding of which 13 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,316,252 common shares representing 74% of the issued and outstanding shares of Xtra-Gold.

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

(2) Based on 48,487,417 common shares outstanding as at March 30, 2024 and as if all 2,368,500 stock options held by officers and directors were exercised.

B. Related Party Transactions

During the years ended December 31, 2023, 2022 and 2021, the Company entered into the following transactions with related parties:

	December 31, 2023	December 31, 2022	December 31, 2021

Consulting fees paid or accrued to officers or their companies	$ 1,035,063	$ 909,314	$1,124,304
Directors' fees	2,223	2,308	2,398

Stock option grants to officers and directors	$ 23,750	$ 120,563
Stock option grant price range	CAD$0.92	CAD$0.81

Of the total consulting fees noted above, $720,442, $691,435, and $772,494 for the years ended December 31, 2023, 2022, and 2021 respectively, was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $360,221 and $345,717, and $386,247 of this amount for the years ended December 31, 2023, 2022, and 2021, respectively. As at December 31, 2023 and 2022 respectively, a balance of $152,415 and a prepaid balance of $181,973 exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company. The CEO of the company made a $50,000 payment on behalf of the company in 2021. This balance was repaid in 2022.

During 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92). A total of $23,750 was included in consulting fees related to these options. During 2022, the Company granted 350,000 options to insiders at a price of $0.60 (CAD$0.81). A total of $120,563 was included in consulting fees related to these options. On July 1, 2022, the original terms of existing options were extended. The Company recognized an expense of $77,092 related to the extension of the option terms to maturity related to insiders. During 2021 the Company did not grant stock options to insiders.

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

Legal and Arbitration Proceedings

The Company is a party to two pending lawsuits. One lawsuit claims additional funds of GHC90,000 (approximately US$9,000) from local government for an annual business operating permit. Another lawsuit claims that workers were terminated unlawfully. The Company will defend itself in each of these lawsuits if required, and believes both cases are completely without merit and frivolous.

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

Ghana Revenue Agency ("GRA") sent our Ghanaian subsidiary an updated tax assessment letter on May 11, 2023. The letter alleges a total tax liability of $1,186,701 (the "Assessment"), from 2012 to 2022. Upon a thorough review of the Assessment, we agreed that the only additional liability in the Assessment was $356,281. The balance of the Assessment was objected to by our company in letter dated June 13, 2023, (the "Objection Letter"). To date, GRA has not responded to our Objection Letter, and our company believes it has settled all amounts owing in the Assessment.

Dividends

Our company has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Our company does not presently have any intention of paying dividends. Our future dividend policy will be determined by our Board of Directors of the basis of earnings, financial requirements and other relevant factors.

B. Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2023, other than property update activities as reported in Note 6 to our financial statements for the year ended December 31, 2023 which are disclosed in this annual report.

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

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

FOR THE FINANCIAL YEAR ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2023	$1.08	$0.76	$0.82	$0.56
December 31, 2022	$1.20	$0.76	$0.92	$0.56
December 31, 2021	$1.49	$0.88	$1.18	$0.69
December 31, 2020	$1.50	$0.46	$1.11	$0.33
December 31, 2019	$0.63	$0.31	$0.48	$0.23

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the full financial quarters for the three most recent full financial years.

FOR THE FINANCIAL QUARTER ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2023	$1.08	$0.82	$0.82	$0.61
September 30, 2023	$0.89	$0.76	$0.64	$0.56
June 30, 2023	$0.98	$0.80	$0.73	$0.58
March 31, 2023	$1.03	$0.86	$0.76	$0.61
December 31, 2022	$0.89	$0.76	$0.66	$0.58
September 30, 2022	$1.00	$0.84	$0.77	$0.64
June 30, 2022	$1.20	$0.85	$0.92	$0.65
March 31, 2022	$1.11	$0.89	$0.91	$0.70
December 31, 2021	$1.49	$1.11	$1.18	$0.88
September 30, 2021	$1.37	$1.02	$1.12	$0.84
June 30, 2021	$1.10	$0.88	$0.94	$0.69
March 31, 2021	$1.18	$0.94	$0.96	$0.73

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the most recent six months.

FOR THE MONTH ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
February 28, 2024	$1.02	$0.96	$0.75	$0.71
January 31, 2024	$1.05	$0.92	$0.80	$0.69
December 31, 2023	$1.08	$0.90	$0.82	$0.69
November 30, 2023	$1.04	$0.92	$0.77	$0.67
October 31, 2023	$1.00	$0.82	$0.69	$0.61
September 30, 2023	$0.87	$0.76	$0.64	$0.56

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies. Our common shares fluctuated during 2023 from a low of CAD$0.76 to a high of CAD$1.08 and during the most recent six months our common shares fluctuated from a low of CAD$0.76 to a high of CAD$1.08. Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration. There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls. Based on this assessment, our management has concluded that as of December 31, 2023, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C Principal Accountant Fees and Services

During the financial year ended December 31, 2023, Reliant CPA PC served as the company auditor. During the financial year ended December 31, 2022, BF Borgers CPA PC served as the company auditor. During the financial year ended December 31, 2021, Harbourside CPA served as the company auditor.

Audit Fees

Audit fees are the aggregate fees billed by Reliant CPA PC in 2023, BF Borgers CPA PC in 2022, and Harbourside CPA in 2021, for the audit of Xtra-Gold's consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by our company's external auditors for the year ended December 31, 2023 was $40,000, December 31, 2022 was $40,000, and December 31, 2021 was $25,000.

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

Tax Fees

Tax fees consist of professional services rendered by our company's external auditors for tax compliance and tax advice. Our company did not incur tax fees for the year ended December 31, 2023, 2022 and 2021.

All Other Fees

All other fees consist of fees for other miscellaneous items. There were no other fees in connection services provided or billed by our company's external auditors in the years ended December 31, 2023, 2022 and 2021.

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

The Company announced in a news release disseminated on March 15, 2023, that, following expiration of the 2022 Bid, it would be renewing the 2023 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2023 Bid"), representing approximately 10% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 3,177 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. All shares purchased under the 2023 Bid will be cancelled. Our company purchased an aggregate of 325,000 common shares at an average price of C$0.90 under the 2023 Bid which were cancelled.

The Company announced in a news release disseminated on March 14, 2024, that, following expiration of the 2023 Bid, it would be renewing the 2024 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2024 Bid"), representing approximately 10% of the public float of the Company. The maximum number of Common Shares that may be purchased on a daily basis is 2,870 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies. All shares purchased under the 2024 Bid will be cancelled. As of March 30, 2024, our company purchased an aggregate of 14,000 common shares at an average price of C$1.18 under the 2024 Bid and these shares will be cancelled in the normal course of business.

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

  The results of the 2023 Bid and the details of the 2024 Bid, referred to above, were announced in a news release on March 14, 2024.

Item 16F  Change in Registrant's Certifying Accountant

During the 2023 year, the company changed auditors from BF Borgers CPA PC to Reliant CPA PC. During the 2022 year, the company changed auditors from Harbourside CPA to BF Borgers CPA PC. During the 2021 year, the company changed auditors from RBSM LLP to Harbourside CPA.

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

● Audited Financial Statements for the Years Ended December 31, 2023, 2022, and 2021

● Report of Independent Registered Public Accounting Firm dated April 1, 2024

● Consolidated Balance Sheets as at December 31, 2023, 2022 and 2021

● Consolidated Statements of Operations for the Years Ended December 31, 2023, 2022 and 2021

● Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021

● Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2023, 2022 and 2021

● Notes to the Consolidated Financial Statements

Item 19 Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
1.5	Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
99.1	Annual Financial Statements for the year ended December 31, 2023(2)
99.2	Management’s Discussion and Analysis for the year ended December 31, 2023(2)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document(2)
101.SCH	Inline XBRL Taxonomy Extension Schema Document(2)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document(2)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document(2)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document(2)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document(2)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)(2)

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

Date: April 25, 2024