Form 20-F
period 2024-12-31
XTRA-GOLD RESOURCES CORP
filed 2025-05-15
CIK 1288770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ✓ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Title of each class	Outstanding at December 31, 2024
Common shares	45,994,517

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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2024	2023	2022	2021	2020
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	2,725,147	876,539	1,564,849	2,045,713	2,297,023
Net gain attributable to non-controlling interest	(249,735)	(180,652)	(133,082)	(121,545)	(141,782)
Income tax	(800,000)	(861,815)	(800,000)	(1,088,192)	(294,992)
Net income Xtra-Gold Resources Corp.	1,675,412	(165,928)	631,767	835,976	1,860,249
Basic and diluted income (loss) attributable to common shareholders per common share	0.04 0.03	0.00 0.00	0.01 0.01	0.02 0.02	0.04 0.04
Total current assets	12,745,891	10,286,645	10,178,896	9,127,160	7,739,823
Total assets	14,224,051	11,860,586	11,881,013	10,758,031	9,340,942
Total current liabilities	1,991,105	1,519,103	1,406,679	1,122,483	426,819
Total liabilities	1,991,105	1,519,103	1,406,679	1,122,483	426,819
Working capital	10,754,786	8,767,542	8,772,217	8,004,677	7,313,004
Capital stock	45,995	46,201	46,447	46,688	46,817
Total equity	12,232,946	10,341,483	10,474,334	9,635,548	8,914,123
Total Xtra-Gold Resources Corp. stockholders' equity	11,860,673	10,218,945	10,532,448	9,826,744	9,226,864
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,065,555	46,361,078	46,542,900	46,779,574	46,645,387
Basic and diluted weighted average number of common shares outstanding	48,989,055	46,361,078	48,822,024	48,925,574	49,033,887

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

If our company does not obtain new financings, commencing from 2025, the amount of funds available to our company to pursue any further exploration activities at our projects could be reduced and our company's plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project.  Commencing from 2025,our company will continue to require additional financing to complete our plan of operations to carry out any further exploration activities on our projects.  Any impairment in our company's ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company's plan of operations may be adversely affected.

Substantial additional capital may be required commencing from 2025 to continue exploration activities at all of our projects. If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Commencing from 2025, our company may need to explore various financing alternatives to meet our projected costs and expenses.  Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all.  Additionally, if the actual costs to execute our company's business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing.  The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company's ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2024, our company had an accumulated deficit of $19,835,914. It is anticipated that our company could experience an operating loss for fiscal 2025 and until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of $19,835,914 as of December 31, 2024. These factors, among others, raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.  We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts.  There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred.  If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

In addition, our company may be exposed to potential environmental impacts during any full scale mining operation.  At such time of commencement of full scale mining, if ever, our company plans to negotiate posting of a reclamation bond to quantify the reclamation costs.  Our company anticipates that the dollar amount of reserves established for exposure to environmental liabilities, at December 31, 2024, was $94,885, as to $32,400 for our Kwabeng project, $46,285 for our Banso and Muoso Projects, and $16,200 for our Pameng project, as estimated to meet the regulatory requirements of the Environmental Protection Agency of Ghana. Our company is currently unable to predict the ultimate cost of compliance or the extent of liability risks.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company's exploration activities and our financial condition. At December 31, 2024, the company had accrued $94,885 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $296,322 posted as required by the Ghanaian government.

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

Xtra-Gold is authorized to issue up to 250,000,000of common shares with a par value of $0.001 of a single class which may be issued by our Board of Directors without further action or approval of our shareholders.  While our Board of Directors is required to fulfill its fiduciary obligation in connection with the issuance of such shares, the shares may be issued in transaction with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interest of our company's shareholders.

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

Development of our Business During 2024

Exploration activities for the 2024 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease).   Sixty-five (65) diamond core boreholes totalling 14,728 m were completed by the Company's in-house drilling crews in 2024. Exploration drilling during the first half of the year was primarily dedicated to the further expansion / definition of the Boomerang gold system in Zone 3 (formerly Boomerang East & Boomerang West targets), with drilling efforts in the latter half of the year geared towards the identification of new mineralization expansion opportunities within the broader Zones 1 - 4 gold mineralization footprint area.

Gold mineralization within the Kibi Project area consists predominantly of tensional arrays of auriferous quartz-carbonate veins typically, hosted within or spatially associated with F1-or F2-folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with diorite bodies having an interpreted Belt-type granitoid affinity.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as Chifeng Gold's Hwini-Butre deposit (formerly Gold Star Resources) at the southern extremity of the Ashanti gold belt.

Exploration activities for the first half of 2024 focussed on expansion / definition drilling at the Boomerang gold system (5,260 m) and scout drilling targeting multiple mineralization expansion targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure (2,111 m).

The Boomerang gold system is characterized by a series of structurally parallel gold shoots or sub-deposits occupying the north-western limb of an apparent, moderate NE-plunging, open (meso-scale) F2 synclinal hinge structure. Drilling to date has delineated the stacked, multi-shoot Boomerang gold system over approximately 650 m strike, 750 m down-plunge and 370 m cross-plunge distances, respectively.

The assay results for the 17 drillholes (5,469.5 m) completed from early December 2023 to mid-April 2024, were reported by the Company on June 11, 2024, including the following highlights:

Definition Drilling (Boomerang - "Upper Shoots" Mineralization Package)

- 10.0 m at 2.13 grams per tonne gold ("g/t Au"), including 3.0 m at 4.31 g/t Au, from 200 m; and 5.0 m at 1.49 g/t Au from 248 m in KBDD24554

- 10.0 m at 0.81 g/t Au, including 4.5 m at 1.37 g/t Au, from 26 m; and 22.0 m at 1.17 g/t Au, including 2.0 m at 6.54 g/t Au, from 67 m in KBDD24546

- 3.0 m at 6.39 g/t Au from 227 m in KBDD24548

- 3.0 m at 3.21 g/t Au from 14.5 m in KBDD23543

- 8.0 m at 1.22 g/t Au, including 1.5 m at 4.89 g/t Au, from 239 m in KBDD24551

Definition Drilling (Boomerang - Main "Lower Shoot" & Footwall Shoot)

- 6.0 m at 2.92 g/t Au from 302 m; and 18.0 m at 2.19 g/t Au, including 9.0 m at 3.02 g/t Au, from

331 m in KBDD24545 (Lower Shoot)

- 31.0 m at 0.62 g/t Au, including 10.0 m at 1.02 g/t Au and 6.0 m at 1.03 g/t Au, from 361 m in KBDD24554 (Lower Shoot)

- 17.0 m at 1.50 g/t Au, including 4.0 m at 3.76 g/t Au, from 412 m in KBDD24548; and 14.0 m at 0.80 g/t Au, including 6.0 m at 1.15 g/t Au, from 236 m in KBDD23543 (Footwall Shoot)

Expansion Drilling (Boomerang - Lower Shoot & SW Shoots)

- 18.0 m at 0.95 g/t Au, including 6.0 m at 1.42 g/t Au, from 316 m in KBDD23542 (Lower Shoot)

- 6.0 m at 2.97 g/t Au, including 3.0 m at 5.41 g/t Au, from 116 m in KBDD24552 (SW Shoots)

Exploration efforts for the second half of 2024 were dedicated to a drilling initiative (7,357 m) targeting multiple mineralization expansion opportunities across the broader Zones 1 - 4 gold mineralization footprint area. With the multifaceted drilling program targeting potential extensions to existing mineralization zones (18 holes totalling 4,238 m), promising early-stage gold prospects identified by previous scout drilling (11 holes totalling 1,538 m) and prospective litho-structural gold settings generated by recently completed 3D VTEM / TMI inversion models-based geological modelling (7 holes totalling 1,581 m).

The assay results for the 49 drillholes (10,682 m) completed from mid-April to mid-December 2024, were reported by the Company on February 26, 2025, including the following highlights:

Orange No. 5 - Mineralization Expansion Target (step-out drill fence 100 m SW of original scout drilling)

- 13.0 m at 1.46 grams per tonne gold ("g/t Au"), including 4.0 m at 3.40 g/t Au, from 34 m; and 10.0 m at 1.05 g/t Au, including 4.0 m at 1.81 g/t Au, from 60 m in KBDD24597

- 29.5 m at 0.73 g/t Au, including 4.5 m at 1.81 g/t Au, from 0.0 m in KBDD24593

- 13.5 m at 0.65 g/t Au, including 1.5 m at 2.08 g/t Au, from 1.0 m in KBDD24591

- 9.0 m at 0.41 g/t Au from 22 m; 15.0 m at 0.40 g/t Au from 68 m; 8.0 m at 0.48 g/t Au from

104 m; and 35.0 m at 0.30 g/t Au from 137 m in KBDD24599

Lone Tree - Mineralization Expansion Target (100 m step-out NE of previous scout drilling)

- 27.0 m at 0.72 g/t Au, including 4.0 m at 1.55 g/t Au, from 131.0 m in KBDD24594

South Ridge - Existing Mineralization Zone (down-dip expansion / infill)

- 23.0 m at 0.72 g/t Au, including 13.0 m at 1.05 g/t Au, from 206 m in KBDD24562

- 14.0 m at 1.65 g/t Au, including 4.0 m at 4.38 g/t Au, from 127 m in KBDD24569

Boomerang-SW Shoots - Existing Mineralization Zone (expansion / delineation)

- 24.0 m at 0.72 g/t Au, including 9.0 m at 1.24 g/t Au, from 22 m in KBDD24557

- 30.0 m at 0.60 g/t Au, including 4.0 m at 1.55 g/t Au, from 185 m in BFDD24029

- 7.5 m at 1.81 g/t Au, including 3.5 m at 3.57 g/t Au, from 137 m in KBDD24564

New Mineralization (scout drilling discovery within "blind" diorite body)

- 4.5 m at 1.19 g/t Au, including 1.5 m at 2.83 g/t Au, from 178.5 m in KBDD24560

Drilling efforts successfully confirmed the strike- and down-dip extensions of the Orange No. 5 (Zone 4) and Lone Tree (Zone 1) mineralization expansion targets; further defined the down-dip continuity of the mineralization within the central portion of the Southridge mineralization zone to approximately 400 m; continued to delineate the geometry and lateral extent of the SW Shoots mineralization package at the Boomerang gold system; and discovered new gold mineralization by scout drilling of "blind" diorite body lying at the core of Zone 3 mineralization-controlling synclinorium fold structure.

The Lone Tree and Orange No. 5 mineralization expansion targets represent new, metasedimentary rock hosted, gold mineralization settings for the Kibi Gold project. With the Lone Tree target interpreted as limb-parallel shear situated on the western limb of a 1st-order F2 anticlinorium fold structure ("Central Fold") and the Orange No. 5 target situated along the hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"), approximately 2 km southwest of the existing Zone 2 - Zone 3 gold mineralization footprint area.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2024 year.

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

As at the date of this annual report, during 2025, we plan to conduct:

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

As of the date of this annual report, during 2025, we plan to conduct an exploration program consisting of:

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

As of the date of this annual report, during 2025, we plan to conduct an exploration program consisting of:

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

As of the date of this annual report, during 2025, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects in 2025. We estimate a cost of $850,000 to complete a 15,000-metre drill program at Kibi in 2025.

Gold Recovery Operations.  We continued with placer gold recovery operations at our Kwabeng, Pameng Banso and Muoso projects during the fiscal year.  We recovered 4,070 ounces of raw placer gold (Kwabeng - 1,122 ounces, Pameng - 693 ounces, Banso - 733 ounces, and Muoso - 1,522 ounces) and sold 3,351 ounces of fine gold for net proceeds of $4,166,130.  As at the date of this annual report, during 2025, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2024, from all properties, amounted to $36,260,052.

As of the date of this annual report, we have:

● have achieved a series of losses since inception, although we reported a profit in 2024, 2023, and 2022;

● have minimal operations, and

● relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years.  We purchased a new pickup truck in each of 2024 and 2023. We purchased a new pickup truck and a third drill in 2022.

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
Xtra-Gold
XTRA-GOLD MINING CONCESSIONS IN THE KIBI GOLD BELT

Xtra-Gold Mining Concessions Located in the Kibi Gold Belt

Xtra-Gold Mining Leases Located in the Kibi Gold Belt

Overview of Projects

All our projects are currently at an early stage of evaluation with no identified S-K 1300 compliant mineral resources or mineral reserves.

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

We have the following lode gold exploration activities planned for 2025:

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zones 1 - 4 early-stage gold shoots / showings to guide future mineralization expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the mineralization footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

We are also renewing our Apapam concession, which expired on December 17, 2015.  All required documentation has been filed for a 15 year renewal extension.  We hold a 14-year mining lease on our Banso concession expiring on January 5, 2025 and a 13-year mining lease on our Muoso concession expiring on January 5, 2024.  The Muoso Lease extension was filed on June 12, 2023, for a further 15 years, and the Banso concession extension was filed on May 31, 2024, for a further 15 years.

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

During 2010 through 2012, we did not conduct any placer gold recovery operations at our Kwabeng project. From 2013 to 2024, we conducted placer gold recovery operations at our Kwabeng project, while adding placer gold recovery operations at Banso and Muoso in 2015 and at Pameng in 2020.

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

Our Kibi project land position also encompasses two land staking applications, including: the Akim Apapam reconnaissance licence application; and the Forest Reserve prospecting licence application ("Forest Reserve Application").

The Akim Apapam reconnaissance licence application consists of a 3.80 km2 land parcel contiguous to the southwest extremity of the Apapam mining lease. The reconnaissance license application was submitted to the Minerals Commission on January 15, 2008, in the name of Xtra-Gold Exploration Limited.  The application area was originally 7.0 km2 but was reduced to its current 3.80 km2 (18 cadastral blocks) by the Minerals Commission in 2015 to conform with the new cadastral system. The application was approved by the Minerals Commission on January 18, 2019, but as at the date of this Report, the reconnaissance licence is still being processed by the Minerals Commission, and Xtra-Gold has yet to receive legal title to this ground.  Xtra-Gold has conducted limited exploration work on the Akim Apapam application ground.

The Forest Reserve Application is a prospecting licence application to conduct mineral exploration activities within the fringes of the Atewa Range Forest Reserve bordering the Apapam mining lease and the Akim Apapam reconnaissance licence application.  The Forest Reserve Application, covering a total area of approximately 25.49 km2, encompasses two blocks: a northern block of approximately 10.29 km2 (49 cadastral units); and a western block of approximately 14.91 km2 (71 cadastral units).  With the approximately 450 m gap between the two blocks occupied by the Company's Pameng mining lease.  The current Forest Reserve Application supersedes the November 13, 2009, Apapam mining lease extension application. The application process for mineral rights within a Forest Reserve requires two separate permits: a Forest Entry Permit from the Forestry Commission; and a Prospecting Permit from the Minerals Commission.  The application for the Forest Entry Permit was submitted on June 20, 2017, with the Forest Entry Permit granted by the Forestry Commission on October 17, 2018.  The Prospecting Licence Application was submitted on August 8, 2018, and as at the date of this Report, the application is still being processed by the Minerals Commission.

Two small scale mining licenses, comprising approximately 0.1012 square kilometers (10.12 hectares), are present within the northwest portion of the Apapam concession. With these two small scale mining licenses granted to third parties for alluvial (placer) mining, before our company's application for the Apapam concession. There is no current knowledge of any lode gold occurrences being present on these parcels.

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

2024 Exploration Program

Exploration activities for the 2024 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease).   Sixty-five (65) diamond core boreholes totalling 14,728 m were completed by the Company's in-house drilling crews in 2024. Exploration drilling during the first half of the year was primarily dedicated to the further expansion / definition of the Boomerang gold system in Zone 3 (formerly Boomerang East & Boomerang West targets), with drilling efforts in the latter half of the year geared towards the identification of new mineralization expansion opportunities within the broader Zones 1 - 4 gold mineralization footprint area.

Gold mineralization within the Kibi Project area consists predominantly of tensional arrays of auriferous quartz-carbonate veins typically, hosted within or spatially associated with F1-or F2-folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with diorite bodies having an interpreted Belt-type granitoid affinity.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as Chifeng Gold's Hwini-Butre deposit (formerly Gold Star Resources) at the southern extremity of the Ashanti gold belt.

Exploration activities for the first half of 2024 focussed on expansion / definition drilling at the Boomerang gold system (5,260 m) and scout drilling targeting multiple mineralization expansion targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure (2,111 m).

The Boomerang gold system is characterized by a series of structurally parallel gold shoots or sub-deposits occupying the north-western limb of an apparent, moderate NE-plunging, open (meso-scale) F2 synclinal hinge structure. Drilling to date has delineated the stacked, multi-shoot Boomerang gold system over approximately 650 m strike, 750 m down-plunge and 370 m cross-plunge distances, respectively.

The assay results for the 17 drillholes (5,469.5 m) completed from early December 2023 to mid-April 2024, were reported by the Company on June 11, 2024, including the following highlights:

Definition Drilling (Boomerang - "Upper Shoots" Mineralization Package)

- 10.0 m at 2.13 grams per tonne gold ("g/t Au"), including 3.0 m at 4.31 g/t Au, from 200 m; and 5.0 m at 1.49 g/t Au from 248 m in KBDD24554

- 10.0 m at 0.81 g/t Au, including 4.5 m at 1.37 g/t Au, from 26 m; and 22.0 m at 1.17 g/t Au, including 2.0 m at 6.54 g/t Au, from 67 m in KBDD24546

- 3.0 m at 6.39 g/t Au from 227 m in KBDD24548

- 3.0 m at 3.21 g/t Au from 14.5 m in KBDD23543

- 8.0 m at 1.22 g/t Au, including 1.5 m at 4.89 g/t Au, from 239 m in KBDD24551

Definition Drilling (Boomerang - Main "Lower Shoot" & Footwall Shoot)

- 6.0 m at 2.92 g/t Au from 302 m; and 18.0 m at 2.19 g/t Au, including 9.0 m at 3.02 g/t Au, from

331 m in KBDD24545 (Lower Shoot)

- 31.0 m at 0.62 g/t Au, including 10.0 m at 1.02 g/t Au and 6.0 m at 1.03 g/t Au, from 361 m in KBDD24554 (Lower Shoot)

- 17.0 m at 1.50 g/t Au, including 4.0 m at 3.76 g/t Au, from 412 m in KBDD24548; and 14.0 m at 0.80 g/t Au, including 6.0 m at 1.15 g/t Au, from 236 m in KBDD23543 (Footwall Shoot)

Expansion Drilling (Boomerang - Lower Shoot & SW Shoots)

- 18.0 m at 0.95 g/t Au, including 6.0 m at 1.42 g/t Au, from 316 m in KBDD23542 (Lower Shoot)

- 6.0 m at 2.97 g/t Au, including 3.0 m at 5.41 g/t Au, from 116 m in KBDD24552 (SW Shoots)

Exploration efforts for the second half of 2024 were dedicated to a drilling initiative (7,357 m) targeting multiple mineralization expansion opportunities across the broader Zones 1 - 4 gold mineralization footprint area. With the multifaceted drilling program targeting potential extensions to existing mineralization zones (18 holes totalling 4,238 m), promising early-stage gold prospects identified by previous scout drilling (11 holes totalling 1,538 m) and prospective litho-structural gold settings generated by recently completed 3D VTEM / TMI inversion models-based geological modelling (7 holes totalling 1,581 m).

The assay results for the 49 drillholes (10,682 m) completed from mid-April to mid-December 2024, were reported by the Company on February 26, 2025, including the following highlights:

Orange No. 5 - Mineralization Expansion Target (step-out drill fence 100 m SW of original scout drilling)

- 13.0 m at 1.46 grams per tonne gold ("g/t Au"), including 4.0 m at 3.40 g/t Au, from 34 m; and 10.0 m at 1.05 g/t Au, including 4.0 m at 1.81 g/t Au, from 60 m in KBDD24597

- 29.5 m at 0.73 g/t Au, including 4.5 m at 1.81 g/t Au, from 0.0 m in KBDD24593

- 13.5 m at 0.65 g/t Au, including 1.5 m at 2.08 g/t Au, from 1.0 m in KBDD24591

- 9.0 m at 0.41 g/t Au from 22 m; 15.0 m at 0.40 g/t Au from 68 m; 8.0 m at 0.48 g/t Au from

104 m; and 35.0 m at 0.30 g/t Au from 137 m in KBDD24599

Lone Tree - Mineralization Expansion Target (100 m step-out NE of previous scout drilling)

- 27.0 m at 0.72 g/t Au, including 4.0 m at 1.55 g/t Au, from 131.0 m in KBDD24594

South Ridge - Existing Mineralization Zone (down-dip expansion / infill)

- 23.0 m at 0.72 g/t Au, including 13.0 m at 1.05 g/t Au, from 206 m in KBDD24562

- 14.0 m at 1.65 g/t Au, including 4.0 m at 4.38 g/t Au, from 127 m in KBDD24569

Boomerang-SW Shoots - Existing Mineralization Zone (expansion / delineation)

- 24.0 m at 0.72 g/t Au, including 9.0 m at 1.24 g/t Au, from 22 m in KBDD24557

- 30.0 m at 0.60 g/t Au, including 4.0 m at 1.55 g/t Au, from 185 m in BFDD24029

- 7.5 m at 1.81 g/t Au, including 3.5 m at 3.57 g/t Au, from 137 m in KBDD24564

New Mineralization (scout drilling discovery within "blind" diorite body)

- 4.5 m at 1.19 g/t Au, including 1.5 m at 2.83 g/t Au, from 178.5 m in KBDD24560

Drilling efforts successfully confirmed the strike- and down-dip extensions of the Orange No. 5 (Zone 4) and Lone Tree (Zone 1) mineralization expansion targets; further defined the down-dip continuity of the mineralization within the central portion of the Southridge mineralization zone to approximately 400 m; continued to delineate the geometry and lateral extent of the SW Shoots mineralization package at the Boomerang gold system; and discovered new gold mineralization by scout drilling of "blind" diorite body lying at the core of Zone 3 mineralization-controlling synclinorium fold structure.

The Lone Tree and Orange No. 5 mineralization expansion targets represent new, metasedimentary rock hosted, gold mineralization settings for the Kibi Gold project. With the Lone Tree target interpreted as limb-parallel shear situated on the western limb of a 1st-order F2 anticlinorium fold structure ("Central Fold") and the Orange No. 5 target situated along the hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"), approximately 2 km southwest of the existing Zone 2 - Zone 3 gold mineralization footprint area.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2024 year.

Future Exploration Plans

2025 Proposed Exploration Program

As at the date of this annual report, during 2025, we plan to conduct:

● follow-up trenching of Zones 1 - 4 early-stage gold shoots / showings to guide future mineralization expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the mineralization footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

Recovery and Sale of Placer Gold

There were no placer gold recovery operations carried out at this project from 2012 to 2024.

Mineral Resources and Reserves

No S-K 1300 compliant mineral resources or mineral reserves have been identified on our Kibi project.

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

2024 Exploration Program

Exploration work on our Kwabeng project during the 2024 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project (commenced in March 2013).

2025 Proposed Exploration Program.

As at the date of this annual report, during 2025, we plan to conduct:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at this project (commenced in March 2013).

Recovery and Sale of Placer Gold

As at December 31, 2024, we have sold an aggregate of 22,804 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, and 2013 to 2024 fiscal years. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2009 through 2012.

The gold price (approximately $3,100 per ounce as at March 31, 2025) is significantly greater compared to the approximately $300 per ounce gold price during the previous mining effort by the former operator of this project.  On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 2 years.  However, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

Resumption of Placer Gold Recovery Operations at our Kwabeng Project

Placer gold recovery operations at our Kwabeng project resumed in 2013.  As stated elsewhere in this annual report, we plan to focus our efforts and our financial resources primarily on planned exploration activities on our Kwabeng project (see "Kwabeng Project - 2025 Exploration Program").

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

2024 Exploration Programs

Exploration work on our Pameng project during the 2024 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2025

As at the date of this annual report, during 2025, we have planned the following exploration activities at this project:

● ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company.  During 2010, 4,720 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 897 ounces of gold for gross proceeds of $1,128,451.  During 2011, 5,621 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068 ounces of gold for $1,489,058.  During 2012, we sold 53 ounces of gold for gross proceeds of $87,997 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project.  No placer gold recovery operations were conducted at this project from 2012 to 2019.  Gold recovery operations resumed in 2020.  Gold sales of 820 ounces of pure gold in 2024 (2023 - 1,195 ounces of pure gold, 2022 - 2,087 ounces of pure gold) were sold for $1,839,816 (2023 -$2,055,798, 2022 -$3,704,167).

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

2022 to 2024 Exploration Programs

No significant lode gold exploration work was conducted by our company on our Banso project from 2013 to 2024. Exploration activities on our Banso project during the 2024 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2025

As at the date of this annual report, during 2025, we have planned the following exploration activities at this project:

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

Prior Exploration by Xtra-Gold

No significant lode gold exploration work was conducted by our company on our Muoso project from 2014 through to the end of our fiscal year. Exploration activities on our Muoso project during the 2024 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2025

As at the date of this annual report, during 2025, we have planned the following exploration activities at this project:

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

Item 5 Operating and Financial Review and Prospects

A. Operating Results -

Our company reported a net income after tax for the year ended December 31, 2024 of $1,675,412 (December 31, 2023 - loss of $165,928, December 31, 2022 - income of $631,767).  Our company's basic and diluted gain per share for the year ended December 31, 2024 was $0.04 and $0.03 respectively (December 31, 2023 - loss of $0.00, December 31, 2022 - income of $0.01).  A small earnings per share differential in 2024 is due to the in the money stock options.  All years benefited from gold recovery results and from other income, being dividends and interest.  The write down of private investments in 2024 and the impairment charge against private investments in the 2023 year was a significant component of the loss, as were foreign exchange losses.

The weighted average number of shares outstanding was 46,065,555 (December 31, 2023 - 46,361,078, December 31, 2022 - 46,542,900).  Average shares outstanding were reduced in all years through share repurchases. Average fully diluted shares in 2023 were 48,989,055 (2023 - 46,361,078, 2022 - 48,822,024), with the difference being in the money stock options.  These items did not materially affect earnings per share, although the 2024 earnings per share reported an adjustment due to rounding.

We incurred expenses of $1,666,704 in the year ended December 31, 2024 (December 31, 2023 - $1,424,430, December 31, 2022 - $1,705,057).  Exploration expense increased slightly in 2024 as compared to 2023 due to work on a new resource estimate. Exploration expense decreased slightly in 2023 as fewer drilling supplies were purchased as compared to 2022. We expense all exploration costs.  Depreciation in 2024 was slightly lower than the 2023 depreciation level due to minimal asset additions in 2024.  Depreciation in 2023 was slightly lower than the 2022 depreciation level due to minimal asset additions in 2023.  Depreciation in 2022 increased slightly as the addition of a pickup truck and a drill mostly offset the reduced depreciation on the remaining fixed asset base.  General and administrative expense in 2024 of $653,238 increased from the 2023 expense of $442,552 and increased from $535,147 in 2022.  Most of the difference in general and administrative expense was created by stock-based compensation. Non-cash stock-based compensation expense was $139,138 in 2024, $23,750 in 2023, and $237,078 in 2022.  The Company granted 275,00 stock options in 2024.  The Company granted 62,500 stock options in 2023.  The Company granted 450,000 stock options in 2022 and extended the terms of the other remaining options.

Exploration activities for the 2024 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts highlighted by the release of an updated mineral estimate (for Canada only not SK-1300 compliant) for the Company's flagship Kibi Gold Project in the December 2024 quarter (see the Company's news release of October 16, 2024).  Sixty-five (65) diamond core boreholes totalling 14,728 m were completed by the Company's in-house drilling crews in 2024. Exploration drilling during the first half of the year was primarily dedicated to the further expansion / definition of the Boomerang gold system (formerly Boomerang East & Boomerang West targets), with drilling efforts in the latter half of the year geared towards the identification of new mineralization expansion opportunities within the broader Zones 1 - 4 Mineralized footprint area.

Exploration activities for the first half of 2024 focussed on mineralization expansion / definition drilling at the Boomerang gold system (5,260 m) and scout drilling targeting multiple mineralization expansion targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure (2,111 m).

The Boomerang gold system is characterized by a series of structurally parallel gold shoots or sub-deposits occupying the north-western limb of an apparent, moderate NE-plunging, open (meso-scale) F2 synclinal hinge structure. With the gold mineralization characterized by tensional arrays of auriferous quartz-carbonate veins primarily hosted within or spatially associated with folded / strained diorite, and/or metasedimentary rock - diorite contacts. Drilling to date has delineated the stacked, multi-shoot Boomerang gold system over approximately 650 m strike, 750 m down-plunge and 370 m cross-plunge distances, respectively.

The assay results for the 17 drillholes (5,469.5 m) completed from early December 2023 to mid-April 2024, were reported by the Company on June 11, 2024, including the following highlights:

Definition Drilling (Boomerang - "Upper Shoots" Mineralization Package)

- 10.0 m at 2.13 grams per tonne gold ("g/t Au"), including 3.0 m at 4.31 g/t Au, from 200 m; and 5.0 m at 1.49 g/t Au from 248 m in KBDD24554

- 10.0 m at 0.81 g/t Au, including 4.5 m at 1.37 g/t Au, from 26 m; and 22.0 m at 1.17 g/t Au, including 2.0 m at 6.54 g/t Au, from 67 m in KBDD24546

- 3.0 m at 6.39 g/t Au from 227 m in KBDD24548

- 3.0 m at 3.21 g/t Au from 14.5 m in KBDD23543

- 8.0 m at 1.22 g/t Au, including 1.5 m at 4.89 g/t Au, from 239 m in KBDD24551

Definition Drilling (Boomerang - Main "Lower Shoot" & Footwall Shoot)

- 6.0 m at 2.92 g/t Au from 302 m; and 18.0 m at 2.19 g/t Au, including 9.0 m at 3.02 g/t Au, from

331 m in KBDD24545 (Lower Shoot)

- 31.0 m at 0.62 g/t Au, including 10.0 m at 1.02 g/t Au and 6.0 m at 1.03 g/t Au, from 361 m in KBDD24554 (Lower Shoot)

- 17.0 m at 1.50 g/t Au, including 4.0 m at 3.76 g/t Au, from 412 m in KBDD24548; and 14.0 m at 0.80 g/t Au, including 6.0 m at 1.15 g/t Au, from 236 m in KBDD23543 (Footwall Shoot)

Expansion Drilling (Boomerang - Lower Shoot & SW Shoots)

- 18.0 m at 0.95 g/t Au, including 6.0 m at 1.42 g/t Au, from 316 m in KBDD23542 (Lower Shoot)

- 6.0 m at 2.97 g/t Au, including 3.0 m at 5.41 g/t Au, from 116 m in KBDD24552 (SW Shoots)

Exploration efforts for the second half of 2024 were dedicated to a drilling initiative (7,357 m) targeting multiple mineralization-growth opportunities across the broader Zones 1 - 4 Mineralized footprint area. With the multifaceted drilling program targeting potential extensions to existing mineralized bodies (18 holes totalling 4,238 m), promising early-stage gold prospects identified by previous scout drilling (11 holes totalling 1,538 m) and prospective litho-structural gold settings generated by recently completed 3D VTEM / TMI inversion models-based geological modelling (7 holes totalling 1,581 m).

The assay results for the 49 drillholes (10,682 m) completed from mid-April to mid-December 2024, were reported by the Company on February 26, 2025, including the following highlights:

Orange No. 5 - Resource Expansion Target (step-out drill fence 100 m SW of original scout drilling)

- 13.0 m at 1.46 grams per tonne gold ("g/t Au"), including 4.0 m at 3.40 g/t Au, from 34 m; and 10.0 m at 1.05 g/t Au, including 4.0 m at 1.81 g/t Au, from 60 m in KBDD24597

- 29.5 m at 0.73 g/t Au, including 4.5 m at 1.81 g/t Au, from 0.0 m in KBDD24593

- 13.5 m at 0.65 g/t Au, including 1.5 m at 2.08 g/t Au, from 1.0 m in KBDD24591

- 9.0 m at 0.41 g/t Au from 22 m; 15.0 m at 0.40 g/t Au from 68 m; 8.0 m at 0.48 g/t Au from

104 m; and 35.0 m at 0.30 g/t Au from 137 m in KBDD24599

Lone Tree - Resource Expansion Target (100 m step-out NE of previous scout drilling)

- 27.0 m at 0.72 g/t Au, including 4.0 m at 1.55 g/t Au, from 131.0 m in KBDD24594

South Ridge - MRE Body (down-dip expansion / infill)

- 23.0 m at 0.72 g/t Au, including 13.0 m at 1.05 g/t Au, from 206 m in KBDD24562

- 14.0 m at 1.65 g/t Au, including 4.0 m at 4.38 g/t Au, from 127 m in KBDD24569

Boomerang-SW Shoots - MRE Body (expansion / delineation)

- 24.0 m at 0.72 g/t Au, including 9.0 m at 1.24 g/t Au, from 22 m in KBDD24557

- 30.0 m at 0.60 g/t Au, including 4.0 m at 1.55 g/t Au, from 185 m in BFDD24029

- 7.5 m at 1.81 g/t Au, including 3.5 m at 3.57 g/t Au, from 137 m in KBDD24564

New Mineralization (scout drilling discovery within "blind" diorite body)

- 4.5 m at 1.19 g/t Au, including 1.5 m at 2.83 g/t Au, from 178.5 m in KBDD24560

Drilling efforts successfully confirmed the strike- and down-dip extensions of the Orange No. 5 (Zone 4) and Lone Tree (Zone 1) mineralization expansion targets; further defined the down-dip continuity of the mineralization within the central portion of the Southridge body to approximately 400 m; continued to delineate the geometry and lateral extent of the SW Shoots mineralization package at the Boomerang gold system; and discovered new gold mineralization by scout drilling of "blind" diorite body lying at the core of Zone 3 mineralization-controlling synclinorium fold structure.

The Lone Tree and Orange No. 5 mineralization expansion targets represent new, metasedimentary rock hosted, gold mineralization settings for the Kibi Gold project. With the Lone Tree target interpreted as limb-parallel shear situated on the western limb of a 1st-order F2 anticlinorium fold structure ("Central Fold") and the Orange No. 5 target situated along the hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"), approximately 2 km southwest of the currently defined original mineral footprint.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2024 year.

Exploration activities for the 2023 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the Zone 3 mineralization expansion target generation drill program initiated in 2021.  Sixty-one (61) diamond core boreholes totalling 14,115 metres ("m") were completed by the Company's in-house drilling crews in 2023, including 49 holes (12,202 m) dedicated to the further expansion / definition of the Boomerang gold system (formerly Boomerang East & Boomerang West targets) and 12 scout drill holes (2,113 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2023 year.

The present Boomerang mineralization expansion / definition drilling work forms part of an exploration initiative focussing on multiple mineralization expansion targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure; over 1 km beyond the limits of the currently defined Zone 2 - Zone 3 area. Drill results for a total of 132 holes (26,968.5 m) have been reported to date for the ongoing Zone 3 mineralization expansion drill program initiated following the database close-out date for September 2021.

Current 3D litho-structural modelling indicates that the gold mineralization within the footprint area occupies a licence-scale, 1st-order F2 synclinorium fold structure. Deposits are characterized by tensional arrays of auriferous quartz-carbonate veins typically hosted within or spatially associated with F1 or F2 folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with the diorite bodies having an interpreted Belt-type granitoid affinity.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

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

New High-Grade Gold Zone (Boomerang "Deep")

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

Additional exploration activities on the Kibi Gold Project for the 2023 year included commencement of ground-proofing work on high-priority exploration targets generated by the recently completed 3D VTEM / TMI inversion models-based litho-structural modelling work. With a total of 542 infill soil geochemical samples and 179 prospecting (grab) samples collected on the newly identified Central Fold target centred approximately 1.5 km southeast of the Zone 2 - Zone 3 mineralized trend. A further 139 prospecting (grab) samples were collected from an extensive auriferous silicified / pyritized siltstone rock float train spatially associated with an interpreted fold-nose structure located approximately 0.5 km southwest of the Boomerang mineralization expansion target. In situ source of auriferous siltstone material yet to be established by trenching / drilling.  Final compilation of the soil and prospecting sampling work is currently in progress.

Exploration activities for the 2022 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the Zone 3 mineralization expansion target generation drill program initiated in 2021.  Eighty-one (81) diamond core boreholes totalling 15,012 metres ("m") were completed by the Company's in-house drilling crews in 2022, including 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021. Drilling efforts for the current year also included 16 holes (2,240 m) designed to test structural geology and geophysical targets on the grassroots Cobra Creek (Zone 5) auriferous shear corridor prospect.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2022 year.

The present Boomerang East drilling work forms part of an exploration initiative targeting mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure; stretching over one kilometre beyond the limits of the current mineral footprint area. Drill results for a total of 90 holes (15,551.5 m) have been reported to date for the ongoing Zone 3 expansion drill program initiated following the database close-out date of September 2021.

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

Drilling activities on the Kibi Gold Project for the 2022 year primarily targeted mineralization expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure, including: 62 holes (12,396 m) dedicated to the further delineation of the Boomerang East gold system identified in late 2021; and three scout holes (376 m) to test prospective litho-structural gold settings. The assay results for 50 boreholes (10,135 m) completed from January to mid-November 2022 on the Boomerang East gold system were reported by the Company on February 18, June 23, September 27 and December 21, 2022, including the following highlights:

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

In mid-November, Xtra-Gold commissioned Tect Geological Consulting of West Somerset, South Africa ("Tect") to conduct an updated structural analysis of the Zone 2 - Zone 3 mineralized footprint area of the Kibi Gold Project. The detailed 3D litho-structural modelling work, encompassing an additional 90 drill holes (15,551.5 m) completed since the database close-out date for the current resource estimate, in combination with the 3D VTEM / TMI inversion models produced by TechnoImaging, was undertaken to further define the structural controls of the gold mineralization and to generate high-priority exploration targets to help guide ongoing resource expansion drilling efforts. The Company received the final product of the updated structural study from Tect in mid-February 2023, and study result compilation is currently ongoing.

We recognized other income, net, of $4,391,851 in 2024 (2023 - $2,300,969, 2022 - $3,269,906).  The 2024 gains can mostly be attributed to the recovery of gold due to gold price increases, and reduced impairment charges against private investments.  Foreign exchange losses in 2024 resulted from continued devaluation of the Ghana cedi against the USD, while the Canadian dollar suffered exchange losses in 2024.  During the year ended December 31, 2024, we sold 3,521 fine ounces of gold at an average price of US$2,264 for net proceeds of $4,166,130 (2023 -3,978 fine ounces of gold at an average price of US$1,811 for net proceeds of $3,527,354, 2022 - 3,778 fine ounces of gold at an average price of US$1,820 for net proceeds of $3,704,167).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

The Company had no warrants outstanding in 2024, 2023 and 2022.

During the year ended December 31, 2024, our company had a foreign exchange loss of $352,509 (2023 - loss of $203,212, 2022 - loss of $938,422) due to changes in the relative strength in the U.S. dollar, mostly against the Canadian dollar assets, but also against the Ghana cedi .  The Company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value weakened with the US dollar strength.  In Ghana, the cedi depreciated over 19% against the US dollar in 2024, 40% against the US dollar in 2023 and 30% against the US dollar in 2022.

Our Company recognized a trading and holding gain on marketable securities in 2024 of $159,967 (2023 - loss of $58,197, 2022 - gain of $360,754). Significant impairment losses of the private equities investments were recognized in 2024. The 2023 investment loss was also affected by an impairment loss of $1,336,501 against private investments. Portfolio gains in 2022 created most of the gain in that year.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Interest earned and dividends on the investment portfolio assets were $418,263 in the year ended December 31, 2024 (2023 - $371,525, 2022 - $143,407).

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2024, 2023 or 2022.

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

Cash on hand was increased by $1,021,851 during 2024.

Operations provided cash of $2,278,860.  Inventory was increased by $343,389 due to the timing of smelt shipments.  Payables were increased, mostly due to an accrual for income taxes payable in Ghana related to 2024 operations.  Other operating expenses were mostly cash neutral.  At December 31, 2024, accounts payable and accrued liabilities increased by $524,558 to $1,790,250, mostly due to an income tax accrual increase. Amounts due to related parties decreased by $61,813 to $90,602 in the year ended December 31, 2024. With no gold shipments in the fourth quarter of 2024, royalty payments to the government for the third quarter were remitted, reducing our balances payable.  Our cash and cash equivalents as at December 31, 2024 were sufficient to pay these liabilities.

Investing activities in 2024 used $1,084,186 of cash.  Cash of $3,320,981 was used to purchase investments in 2024 while proceeds from the sale of investments generated $2,277,652 of cash.  Cash of $40,857 was used to purchase a pickup truck during 2024.

During the year ended December 31, 2024, our Company used $172,823 of cash for financing activities.  We repurchased 178,200 of our shares at a cost of $155,584 and cancelled these shares.  Also, during the month ended December 31, 2023, the Company repurchased 28,500 of our shares at a cost of $20,744.  These shares were reported as shares in treasury at December 31, 2023 and were cancelled in January 2024.  Further, during the month ended December 31, 2024, the company repurchased 13,300 of our shares at a cost of $17,239.  These shares were reported as shares in treasury at December 31, 2024 and were cancelled in January 2025.

At December 31, 2024, we had total cash and cash equivalents and restricted cash of $8,472,635 (December 31, 2023 - $7,450,784).  Working capital as of December 31, 2024 was $10,754,786 (December 31, 2023 - $8,767,542).  In both periods, the increase in working capital mostly reflects the gold recovery and gold inventory on hand.  Investment impairment charges in 2023 negatively affected working capital.

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

Our shares of common stock, warrants and stock options outstanding as at April 1, 2025, December 31, 2024, December 31, 2023, and December 31, 2022 were as follows:

	May 9, 2025	December 31, 2024	December 31, 2023	December 31, 2022
Common Shares	45,944,217	45,994,517	46,201,217	46,446,917
Warrants	-	-	-	-
Stock Options	2,923,500	2,923,500	2,648,500	2,586,000
Fully diluted	48,867,717	48,918,017	48,849,717	49,032,917

Subsequent to December 31, 2024, 13,300 shares which were purchased in December 2024 were cancelled.  Also, 37,000 shares which were purchased in January and February 2025 were cancelled. The company purchased a further 23,200 shares under the expiring buyback program in March 2025, and 9,800 shares in March 2025 subsequent to the renewal of the buyback program.  A further 37,300 shares were repurchased in April 2025. These shares are held in treasury and will be cancelled in the normal course of business.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $1.2 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2025 budget to carry out our plan of operations is approximately $2,350,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2025.  However, our losses raise substantial doubt about our ability to continue as a going concern.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

Failure to File and Cease Trade Order and Revocation

On April 4, 2025, the Ontario Securities Corporation ("OSC") issued a Failure to File Cease Trade ("FFCTO") order against the company for a failure to file its annual financial information.  The FFCTO was originally issued on the basis that the Company had not filed its 2024 annual filings in accordance with the filing deadlines contained in National Instrument 51-102 Continuous Disclosure Obligations.

Following a review of submissions made by the Company, the OSC has determined that Company is an SEC Foreign Issuer as defined in National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers ("NI 71-102"). Under NI 71-102, the Company satisfies its continuous disclosure obligations in Canada, including filing deadlines, by complying with U.S. federal securities laws. As a result, the Company has a filing deadline of April 30, 2025, for its 2024 annual filings.  On April 11, 2025, the OSC revoked the FFCTO and shares of the company resumed trading on the TSX.

Possible Delay in Filing the Year-End Reporting Documents

The Company filed for an extension to submit our year-end documents by latest on May 15, 2025.

As a precaution if the above deadline is missed, the Company also applied to the Ontario Securities Commission, as principal regulator for the Company, for the imposition of a management cease trade order ("MCTO") under National Policy 12-203 - Management Cease Trade Orders ("NP 12-203") throughout the duration of a possible default (see Press Release dated April 23, 2025).

Operational Considerations

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a profit of $1,480,940 for the year ended December 31, 2024, and it has an accumulated a deficit of $19,835,914.  Results for the year ended December 31, 2024 are not necessarily indicative of future results.  The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

D. Trends

Gold prices closed in 2024 at $2,641 per ounce, above the 2024 average of $2,393 per ounce.  Gold price minimum and maximum both increased in 2024 as compared to 2023. Gold prices saw continued strength through 2024.  We continue to see positive indicators for gold prices in the future.

In 2024, many incumbent governments were defeated, which provided economic uncertainty. Further, government spending has created inflation which resulted in increased interest rates in many countries.  Rates have begun to fall back as governments struggle with the economic effects of deficits and debts. Indications of a move against the US dollar as the world reserve currency and expectations that interest rates will decrease in the near future have also resulted in strength for gold prices.  As a result, the comparative strength of the US dollar is expected to be reduced in 2024.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2024 and previous two years are as follows:

	2024	2023	2022
High	$2,800	$2,087	$2,039
Low	1,995	1,809	1,629
Average	2,392	1,944	1,801

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

Our company does not have any material contractual obligations as of December 31, 2024.

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

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth, as of December 31, 2024, the names of the directors and senior management of Xtra-Gold.  Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas Manager Director, Ghana Operations	58	President and CEO Xtra-Gold Resources Corp., and Manager Director of Ghana Operations	January 3, 2009	none
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	39	CEO of EarthLabs Inc	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	60	Self-employed business consultant	March 5, 2007	none
James Harold Schweitzer (1)(2)(3)(5)(6) Scarborough, Ontario Director	86	Retired businessman	June 11, 2011	none
Yves P. Clement (5)(6) New Westminster, British Columbia Vice-President, Exploration	60	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	Director of Tartisan Nickel Corp. since January 2016 (CSE:TN)
William Asiedu (5)(6) Kwabeng, Ghana Chief Accountant, Ghana Operations	50	Chief Financial Officer and Vice-President, Ghana Operations of Xtra-Gold Resources Corp.	August 1, 2023	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	66	Managing Director, Unum	June 22, 2015	none
Todd Gibson(1)(2)(3) Toronto, Ontario Director	66	Retired businessman	April 27, 2023	none

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

Denis Laviolette, B.Sc, Earth Science (Geology)

Mr. Laviolette is an exploration professional with approximately 10 years of experience in mining and capital markets. Mr Laviolette is a co-founder, CEO and Director of Earthlabs Inc (TSX.V:SPOT) and is co-founder and President and Director of New Found Gold Corp. Mr Laviolette worked with mineral projects in (Timmins, Kirkland Lake and Red Lake). Mr. Laviolette received his B.Sc, Earth Science (Geology) from Brock University, in St. Catharines, Ontario. Mr. Laviolette was employed as a mining analyst with Pinetree Capital Ltd. ("Pinetree") in Toronto since February 2014 to September 2015.  His responsibilities at Pinetree include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing and summarizing technical reports on resources, feasibility and corporate financial statements.

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

B. Compensation

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2024.

No part of this compensation was paid pursuant to a profit sharing plan.  There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)		Option-based awards (US$)	Non-equity incentive plan compensatio Annual incentive plans	Total compensation (US$)
James Longshore	Director President and CEO Manager Director of Ghana Operations	2024 2024 2024	- - 518,593	(2)	- - -	- - -	- - 518,593
Denis Laviolette	Director	2024	-		12,649	-	12,649
Peter Minuk	Director Secretary and Treasurer	2024 2024	2,191 4,381	(1) (1)	12,649 -	- -	14,840 4,381
James H. Schweitzer	Director	2024	-		12,649	-	12,649
Yves P. Clement	Vice-President, Exploration	2024	109.530	(1)(2)	25,298	-	134,828
William Asiedu	Chief Accountant, Ghana Operations Chief Financial Officer	2024 2024	19,924 -	(2)(3)	- -	- -	19,924 -
Hans Julian Morsches	Director	2024	-		12,649	-	12,649
Todd Gibson	Director	2024	-		12,649	-	12,649

(1) The compensation noted above under "Total Compensation" was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7302.

(2) See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for consulting arrangements and/or consulting contracts with our company.

(3) The compensation noted above under "Total Compensation" was paid in Ghanaian cedi and was translated at the average exchange rate of Cedi$1.00 = US$0.0698.

Stock Options Granted in 2024

During our fiscal year ended December 31, 2024, we granted 175,000 stock options to senior management or directors.  The options have a strike price of CAD$1.30 and expire in 2044.

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2024

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

His primary responsibilities are the provision of accounting services and assisting with the facilitation of logistics at our mine camp.  He also provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties.  As of the date of this annual report, our Chief Accountant, Ghana Operations is paid 23,000 Cedis (US$1,605) per month by XG Mining to provide his consulting services on a month to month “as needed” basis. There is no provision for a payment to be made to our Chief Accountant, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral properties; reviews geological data and liaises with principal owners of mineral properties in which our company may wish to acquire an interest, and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors' approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects.  As of the date of this annual report, Mr. Clement is paid CAD$12,500 (USD$9,128) per month to provide the foregoing services.  He is reimbursed for certain expenses incurred in performing his duties to our company.  There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	4,420,855	10.3%	10.3%
Denis Laviolette (4)	common	-	0.6%	0.6%
Peter Minuk (5)	common	20,000	0.7%	0.7%
James H. Schweitzer (6)	common	358,000	1.1%	1.1%
Yves P. Clement (7)	common	-	1.4%	1.4%
Hans Julian Morsches (8)	common	250,000	1.1%	1.1%
Todd Gibson (9)	common	10,000	0.2%	0.2%
Directors and Officers as a Group		5,058,855	15.4%	15.4%

(1) Based on 45,994,517 common shares outstanding as at March 31, 2025 and as if all of the options held by directors and officers (2,403,500 as a group) were exercised converted to common shares.

(2) Based on 45,994,517 common shares outstanding as at March 31, 2025 and as if only the vested options (2,403,500 as a group) and were exercised converted to common shares.

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

(4) Denis Laviolette holds a total of a total of 290,000 stock options with exercise prices and expiry dates as set out in the table below.

(5) Peter Minuk owns 20,000 common shares and holds a total of 317,000 stock options with exercise prices and expiry dates as set out in the table below.

(6) James H. Schweitzer owns 358,000 common shares and holds 175,000 stock options with an exercise price and expiry date as set out in the table below.

(7) Yves P. Clement holds a total of 700,000 stock options with exercise prices and expiry dates as set out in the table below.

(8) Hans Julian Morsches owns 250,000 common shares and holds a total of a total of 290,000 stock options with exercise prices and expiry dates as set out in the table below.

(9) Todd Gibson owns 10,000 common shares and holds a total of a total of 87,500 stock options with exercise prices and expiry dates as set out in the table below.

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

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated.  As at the date of this annual report, 4,611,892 common shares have been reserved for issuance under our Option Plan.  As at the date of this annual report, there are 2,923,500 options outstanding to purchase an aggregate of 2,923,500 common shares, representing 6.4% of the 45,944,214 common shares currently outstanding.  Options to purchase 1,670,922 common shares are currently available for grant under our Option Plan, being 10% of the 45,944,214 common shares currently outstanding less the 2,923,500shares reserved for the 2,923,500options currently outstanding.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2024, as well as the number of options granted to directors and all consultants as a group.  The exercise prices of the stock options are stated in Canadian dollars as that is the currency unit in which the options were issued.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
James Longshore	President, CEO and Director Manager Director of Ghana Operations	382,000 162,000	CAD$0.15 CAD$0.30	December 31, 2032 July 1, 2037
Denis Laviolette	Director	125,000 40,000 50,000 50,000 25,000	CAD$0.20 CAD$0.30 CAD$1.23 CAD$0.81 CAD$1.30	October 8, 2035 July 1, 2037 October 23, 2040 December 14, 2042 May 13, 2044
Peter Minuk	Secretary and Treasurer and Director	150,000 42,000 50,000 50,000 25,000	CAD$0.30 CAD$0.60 CAD$1.23 CAD$0.81 CAD$1.30	July 1, 2037 June 1, 2040 October 23, 2040 December 14, 2042 May 13, 2044
James H. Schweitzer	Director	40,000 60,000 50,000 25,000	CAD$0.30 CAD$1.23 CAD$0.81 CAD$1.30	July 1, 2037 October 23, 2040 December 14, 2042 May 13, 2044
Yves P. Clement	Vice-President, Exploration	400,000 100,000 50,000 100,000 50,000	CAD$0.40 CAD$0.30 CAD$1.23 CAD$0.81 CAD$1.30	May 5, 2036 July 1, 2037 October 23, 2040 December 14, 2042 May 13, 2044
Hans Julian Morsches	Director	125,000 40,000 50,000 50,000 25,000	CAD$0.20 CAD$0.30 CAD$1.23 CAD$0.81 CAD$1.30	October 8, 2040 July 1, 2037 October 23, 2040 December 14, 2042 May 13, 2044
Todd Gibson	Director	62,500 25,000	CAD$0.92 CAD$1.30	April 27, 2043 May 13, 2044

As a group, seven officers and directors hold 2,403,500 stock options as at December 31, 2024.

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

Our company's registered shareholders' list for our common shares, dated March 31, 2025 showed 119 registered shareholders and 46,095,917 shares outstanding of which 14 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,316,252 common shares representing 74% of the issued and outstanding shares of Xtra-Gold.

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

(2) Based on 48,347,717 common shares outstanding as at March 31, 2025 and as if all 2,403,500 stock options held by officers and directors were exercised.

B. Related Party Transactions

During the years ended December 31, 2024, 2023 and 2022, the Company entered into the following transactions with related parties:

	December 31, 2024	December 31, 2023	December 31, 2022

Consulting fees paid or accrued to officers or their companies	$1,082,804	$1,035,063	$909,314
Directors' fees	2,191	2,223	2,308

Stock option grants to officers and directors	$88,543	$23,750	$120,563
Stock option grant price range	$0.95	$0.68	$0.60

Of the total consulting fees noted above, $797,186, $720,442, and $691,435 for the years ended December 31, 2024, 2023, and 2022 respectively, was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $398,593, $360,221 and $345,717, of this amount for the years ended December 31, 2024, 2023, and 2022, respectively.  As at December 31, 2024 and 2023 respectively, a balance of $90,602 and a prepaid balance of $152,412 exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.

During 2024, the Company granted 175,000 options to insiders at a price of $0.95 (CAD$1.30).  A total of $88,543 was included in consulting fees related to these options.  During 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92).  A total of $23,750 was included in consulting fees related to these options.  During 2022, the Company granted 350,000 options to insiders at a price of $0.60 (CAD$0.81).  A total of $120,563 was included in consulting fees related to these options.  On July 1, 2022, the original terms of existing options were extended.  The Company recognized an expense of $77,092 related to the extension of the option terms to maturity related to insiders.

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

Legal and Arbitration Proceedings

The Company is a party to one pending lawsuits. The lawsuit claims that some of it's workers were terminated unlawfully.  The Company will defend itself on this lawsuits if required, and believes the lawsuit is completely without merit and frivolous.

The Company could be subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On October 19, 2022, Minerals Commission issued five updated invoices totaling $11,714,800 to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for all five of our concessions (Kwabeng, Pameng, Apapam, Muoso and Banso), which Minerals Commission indicated were related to the period from 2012 to 2022, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  Our legal counsel responded to Minerals Commission (the "Letters") on November 15, 2019, objecting to the five improper invoices.  Our Letters outline the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letters.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

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

B. Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2024, other than property update activities as reported in Note 5 to our financial statements for the year ended December 31, 2024 which are disclosed in this annual report.

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

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

FOR THE FINANCIAL YEAR ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2024	$1.95	$0.92	$1.35	$0.69
December 31, 2023	$1.08	$0.76	$0.82	$0.56
December 31, 2022	$1.20	$0.76	$0.92	$0.56
December 31, 2021	$1.49	$0.88	$1.18	$0.69
December 31, 2020	$1.50	$0.46	$1.11	$0.33

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the full financial quarters for the three most recent full financial years.

FOR THE FINANCIAL QUARTER ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2024	$1.95	$1.46	$1.35	$1.05
September 30, 2024	$1.54	$1.15	$1.13	$0.83
June 30, 2024	$1.39	$1.18	$1.00	$0.87
March 31, 2024	$1.21	$0.92	$0.88	$0.69
December 31, 2023	$1.08	$0.82	$0.82	$0.61
September 30, 2023	$0.89	$0.76	$0.64	$0.56
June 30, 2023	$0.98	$0.80	$0.73	$0.58
March 31, 2023	$1.03	$0.86	$0.76	$0.61
December 31, 2022	$0.89	$0.76	$0.66	$0.58
September 30, 2022	$1.00	$0.84	$0.77	$0.64
June 30, 2022	$1.20	$0.85	$0.92	$0.65
March 31, 2022	$1.11	$0.89	$0.91	$0.70

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the most recent six months.

FOR THE MONTH ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
February 28, 2025	$2.07	$1.86	$1.47	$1.27
January 31, 2025	$1.94	$1.84	$1.35	$1.27
December 31, 2024	$1.95	$1.78	$1.35	$1.26
November 30, 2024	$1.79	$1.47	$1.25	$1.08
October 31, 2024	$1.65	$1.46	$1.18	$1.05
September 30, 2024	$1.54	$1.32	$1.13	$0.95

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies.  Our common shares fluctuated during 2024 from a low of CAD$0.92 to a high of CAD$1.95 and during the most recent six months our common shares fluctuated from a low of CAD$1.32 to a high of CAD$1.95.  Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration.  There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

This discussion does not address the U.S. federal income tax consequences applicable to U.S. Holders and Non-U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:

● ax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

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

Based on that evaluation, our management has concluded that as of the end of the period covered by this annual report our disclosure controls and procedures were not effective such that the information required to be disclosed in our Securities and Exchange Commission reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.  Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls.  Based on this assessment, our management has concluded that as of December 31, 2024, our internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of L J Soldinger Associates, LLC, an independent registered public accounting firm that audited our company's annual financial statements included in this annual report, in connection with internal control over financial report.  Management's report is not subject to attestation by our company's registered public accounting firm pursuant to the rules of the SEC that permit our company to provide only management's report in this annual report.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C Principal Accountant Fees and Services

During the financial year ended December 31, 2024, L J Soldinger Associates, LLC served as the company auditor.  During the financial year ended December 31, 2023, Reliant CPA PC served as the company auditor.  During the financial year ended December 31, 2022, BF Borgers CPA PC served as the company auditor.

Audit Fees

Audit fees are the aggregate fees billed by L J Soldinger Associates, LLC in 2024, Reliant CPA PC in 2023, and BF Borgers CPA PC in 2022, for the audit of Xtra-Gold's consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.  The aggregate audit fees billed by our company's external auditors for the year ended December 31, 2024 was $125,000, December 31, 2023 was $40,000, and December 31, 2022 was $40,000.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company's external auditors that are reasonably related to the performance of the audit or review of our company's quarterly financial statements and are not reported above under "Audit Fees."  During 2024, Reliant CPA PC charged the company $5,000 to provide access to their files to Horizon Assurance LLP, the incoming auditor, and $7,500 to review and sign the 2024 20-F document.  Our company did not incur any non-audit fees in 2023 or in 2022.

Tax Fees

Tax fees consist of professional services rendered by our company's external auditors for tax compliance and tax advice.  Our company did not incur tax fees for the year ended December 31, 2024, 2023 and 2022.

All Other Fees

All other fees consist of fees for other miscellaneous items.  There were no other fees in connection services provided or billed by our company's external auditors in the years ended December 31, 2024, 2023 and 2022.

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

The Company announced in a news release disseminated on March 14, 2024, that, following expiration of the 2023 Bid, it would be renewing the 2024 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2024 Bid"), representing approximately 10% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis is 2,870 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  All shares purchased under the 2024 Bid will be cancelled. Our company purchased an aggregate of 165,700 common shares at an average price of US$1.07 under the 2024 Bid which were cancelled. Our company purchased 23,200 common shares at an average price of US$1.44 under the 2024 Bid which currently reside in our treasury and will be cancelled in the normal course of operations.

The Company announced in a news release disseminated on March 17, 2025, that, following expiration of the 2024 Bid, it would be renewing the 2025 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2025 Bid"), representing approximately 10% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis is 2,864 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  All shares purchased under the 2025 Bid will be cancelled. As of March 31, 2025, our company purchased an aggregate of 8,100 common shares at an average price of US$1.92 under the 2025 Bid and these shares will be cancelled in the normal course of business.

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

  The results of the 2024 Bid and the details of the 2025 Bid, referred to above, were announced in a news release on March 17, 2025.

Item 16F Change in Registrant's Certifying Accountant

During the 2024 year, the company changed auditors from Reliant CPA PC to Horizon Assurance LLP.  During the 2023 year, the company changed auditors from BF Borgers CPA PC to Reliant CPA PC.  During the 2022 year, the company changed auditors from Harbourside CPA to BF Borgers CPA PC.

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

This annual report on Form 20-F includes the following financial statements of Xtra-Gold:

● Audited Financial Statements for the Years Ended December 31, 2024, 2023, and 2022

● Report of Independent Registered Public Accounting Firm dated April 23, 2025

● Consolidated Balance Sheets as at December 31, 2024, 2023 and 2022

● Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023 and 2022

● Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

● Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2024, 2023 and 2022

● Notes to the Consolidated Financial Statements

Item 19 Exhibits

The following exhibits are included in this annual report on Form 20-F:

Exhibit Number	Description
1.3	Memorandum and Articles of Association (1)
1.4	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
12.2	Certification of Chief Financial Officer as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
13.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
13.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)
99.1	Annual Financial Statements for the year ended December 31, 2024(2)
99.2	Management’s Discussion and Analysis for the year ended December 31, 2024(2)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document(2)
101.SCH	Inline XBRL Taxonomy Extension Schema Document(2)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document(2)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document(2)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document(2)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document(2)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)(2)

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

Date:     May 15, 2025