Form 20-F
period 2025-12-31
XTRA-GOLD RESOURCES CORP
filed 2026-03-31
CIK 1288770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[✓]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Title of each class	Outstanding at December 31, 2025
Common shares	46,682,117

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

In this annual report, all currency refers to United States Dollars (US$) unless indicated otherwise.

The following table summarizes information relating to the operations of Xtra-Gold for the last five fiscal years ended December 31.

For the Year Ended December 31

	2025	2024	2023	2022	2021
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	4,167,702	2,725,147	876,539	1,564,849	2,045,713
Net gain attributable to non-controlling interest	(298,531)	(249,735)	(180,652)	(133,082)	(121,545)
Income tax	(185,738)	(800,000)	(861,815)	(800,000)	(1,088,192)
Net income Xtra-Gold Resources Corp.	3,683,433	1,675,412	(165,928)	631,767	835,976
Basic and diluted income (loss) attributable to common shareholders per common share	0.08 0.08	0.04 0.03	0.00 0.00	0.01 0.01	0.02 0.02
Total current assets	16,882,321	12,745,891	10,286,645	10,178,896	9,127,160
Total assets	18,475,491	14,224,051	11,860,586	11,881,013	10,758,031
Total current liabilities	1,540,322	1,991,105	1,519,103	1,406,679	1,122,483
Total liabilities	1,540,322	1,991,105	1,519,103	1,406,679	1,122,483
Working capital	15,341,999	10,754,786	8,767,542	8,772,217	8,004,677
Capital stock	46,682	45,995	46,201	46,447	46,688
Total equity	16,935,169	12,232,946	10,341,483	10,474,334	9,635,548
Total Xtra-Gold Resources Corp. stockholders' equity	16,264,365	11,860,673	10,218,945	10,532,448	9,826,744
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,008,472	46,065,555	46,361,078	46,542,900	46,779,574
Basic and diluted weighted average number of common shares outstanding	48,577,127	48,989,055	46,361,078	48,822,024	48,925,574

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

If our company does not obtain new financings, eventually, the amount of funds available to our company to pursue any further exploration activities at our projects could be reduced and our company's plan of operations may be adversely affected.

Our company has relied on private placement financings and an initial public offering completed in Canada in November 2010 to fund our exploration programs, including our drilling programs at our Kibi project.  At some future time, our company will require additional financing to complete our plan of operations to carry out any further exploration activities on our projects.  Any impairment in our company's ability to raise additional funds through financings would reduce the available funds for such exploration activities, with the result that our company's plan of operations may be adversely affected.

Substantial additional capital may eventually be required to continue exploration activities at all of our projects.  If our company cannot raise additional capital as needed, our ability to execute our business plan and fund our ongoing operations will be in jeopardy.

Eventually, our company may need to explore various financing alternatives to meet our projected costs and expenses.  Our company cannot assure our stockholders that we will be able to obtain the necessary financing for our projects on favorable terms or at all.  Additionally, if the actual costs to execute our company's business plan are significantly higher than expected, our company may not have sufficient funds to cover these costs and we may not be able to obtain other sources of financing.  The failure to obtain all necessary financing would prevent our company from executing our business plan and would impede our company's ability to sustain operations or become profitable, and our company could be forced to cease our operations.

To date, we have not generated revenues from operations and our company will continue to incur operating losses and there is no guarantee that we will achieve operating profits.

Our company has incurred operating losses on an annual basis for a number of years, primarily arising out of the costs related to continued exploration and development of mineral resource properties, including costs written off on properties no longer being pursued by our company. As of December 31, 2025, our company had an accumulated deficit of $16,152,481. It is anticipated that our company could experience an operating loss for fiscal 2026 and until our company discovers economically mineable mineralized material and successfully develops a mine. There can be no assurance that our company will ever achieve significant revenues or profitable operations.

Our auditors have raised substantial doubts as to our ability to continue as a going concern.

Our financial statements have been prepared assuming we will continue as a going concern. Since inception we have experienced recurring losses from operations, which losses have caused an accumulated deficit of $16,152,481 as of December 31, 2025. These factors, among others, raise substantial doubt about our ability to continue as a going concern for one year from the issuance of the financial statements. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.  We anticipate that we may continue to incur losses in future periods until we are successful in generating revenues which are significant enough to pay our expenses and fund our exploration efforts.  There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay our obligations as they are incurred.  If we are unable to meet those obligations, we could be forced to substantially curtail our operations and planned exploration efforts, which would have a material adverse effect on our business and operations in future periods.

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

In addition, our company may be exposed to potential environmental impacts during any full scale mining operation.  At such time of commencement of full scale mining, if ever, our company plans to negotiate posting of a reclamation bond to quantify the reclamation costs.  Our company anticipates that the dollar amount of reserves established for exposure to environmental liabilities, at December 31, 2025, was $101,827, as to $37,029 for our Kwabeng project, $46,284 for our Banso Project, $9,257 for our Pameng Projects project, and $9,257 for our Muoso project, as estimated to meet the regulatory requirements of the Environmental Protection Agency of Ghana. Our company is currently unable to predict the ultimate cost of compliance or the extent of liability risks.

Our company is unable to predict the remediation costs for potential environmental liabilities.

The costs of remediation may exceed the provision that our company has made for such remediation by a material amount. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated cost is increased, the amount of that liability or additional cost could adversely affect our company's exploration activities and our financial condition. At December 31, 2025, the company had accrued $101,827 for repair of environmental damage during alluvial operations. These costs are supported by the environmental bond of $296,322 posted as required by the Ghanaian government.

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

Development of our Business During 2025

Exploration activities for the 2025 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts primarily dedicated to the further advancement of the newly emerging Orange No. 5 gold system situated approximately 2 km southwest of the currently defined Zones 1 - 3 mineralization footprint.  Sixty-seven (67) diamond core drillholes totalling 14,774.5 m were completed by the Company's in-house drilling crews, including 44 expansion drillholes (10,912 m) successfully confirming the scale and continuity of the multi-shoot Orange No. 5 gold system (Zone 4), 13 drillholes (2,553 m) targeting the strike and down-dip extensions of the  Lone Tree shear structure (Zone 1), and 10 scout drillholes (1,309.5 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling and geophysical targets.

The present drilling forms part of an ongoing exploration drilling initiative geared towards the identification of new mineralization expansion opportunities across the broader Zones 1 - 4 mineralization footprint area. With the multifaceted drilling program targeting promising early-stage gold prospects identified by previous scout drilling, potential extensions to existing mineralization bodies and prospective litho-structural gold settings generated by updated 3D geological modelling. A total of 129 drillholes totaling 29,101 m has been completed during the ongoing mineralization expansion drilling program initiated in mid-January 2024.

The assay results for 42 drillholes (8,207.5 m) completed from mid-January to mid-July 2025 on the ongoing Zones 1 - 4 mineralization expansion target generation drilling program (#KBDD25602 - #KBDD25643), were reported by the Company on August 26, 2025, including the following highlights:

Orange No. 5 - Mineralization Expansion Target (Zone 4)

- 13.1 m at 2.40 grams per tonne gold ("g/t Au"), including 2.7 m at 7.32 g/t Au, from 129 m; 13.0 m at 0.28 g/t Au from 154 m; and 16.2 m at 0.61 g/t Au from 173.8 m in KBDD25622

22.5 m at 0.79 g/t Au, including 1.5 m at 4.78 g/t Au, from 98 m; 8.0 m at 0.65 g/t Au from 152 m; and 7.5 m at 0.71 g/t Au from 207.5 m in KBDD25609

- 6.0 m at 1.17 g/t Au from 156 m; and 32.0 m at 0.72 g/t Au, including 9.0 m at 1.36 g/t Au, from 172 m in KBDD25637 (KBDD25609 & 637 on same drill section)

- 28.0 m at 0.60 g/t Au, including 12.0 m at 1.16 g/t Au, from 205 m in KBDD25616

- 10.0 m at 1.24 g/t Au, including 1.0 m at 9.62 g/t Au, from 269 m in KBDD25625 (KBDD25616 & 625 on same drill section)

- 19.0 m at 0.79 g/t Au, including 4.0 m at 2.09 g/t Au, from 271 m in KBDD25632 (down-plunge intercept at ~240 vertical depth)

- 16.7 m at 0.89 g/t Au, including 1.7 m at 5.27 g/t Au, from 77 m in KBDD25642 (350 m step-out to SW)

Lone Tree - Mineralization Expansion Target (Zone 1)

- 12.0 m at 1.70 g/t Au, including 1.5 m at 9.96 g/t Au, from 38 m in KBDD25606

- 31.0 m at 0.65 g/t Au, including 1.0 m at 3.00 g/t Au and 7.0 m at 1.40 g/t Au, from 89 m in KBDD25617 (KBDD25606 / 617 / 639 on same drill section)

- 20.0 m at 1.02 g/t Au, including 5.1 m at 2.30 g/t Au, from 163 m in KBDD25639

Present drilling efforts successfully: established continuity of the multi-shoot Orange No. 5 gold system over an approximately 750 m strike-length, maximum 300 m down-dip distance and to a down-plunge depth of 800 m (~240 m vertical depth from surface); intersected significant gold mineralization in a 350 m step-out hole to the southwest, potentially extending the Orange No. 5 gold mineralization to an over 1,100 m strike-length; expanded the Lone Tree shear gold mineralization to an approximately 600 m strike-length and 250 m maximum down-dip distance; and continued to demonstrate the gold mineralization hosting potential of the under-tested Zone 2 Bounding Shear and Central Fold structural settings.

The Orange No. 5 and Lone Tree mineralization expansion targets represent new, folded / strained metasedimentary rock- hosted, gold mineralization settings for the Kibi Gold project. With the Orange No. 5 target (Zone 4) situated along the apparent hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"), approximately 2 km southwest of the currently defined Zones 1 - 3 mineralization footprint, and the Lone Tree target, located along the southeast flank of the Gatehouse - Gold Mountain mineralization bodies (Zone 1), interpreted as a limb-parallel shear situated on the western limb of a 1st-order F2 anticlinorium fold structure ("Central Fold").

Additional exploration activities on the Kibi Gold Project for the 2025 year included the completion of a high-resolution UAV-borne (Unmanned Aerial Vehicle or "Drone") magnetic survey at the high-grade Cobra Creek Gold Corridor prospect. The drone-borne magnetic survey, encompassing approximately 650 line-km over a 25 km2 coverage area, was designed to further define the overall shape and geometry of the gold mineralization-hosting Cobra Creek quartz feldspar porphyry ("QFP") body. The Cobra Creek Gold Corridor prospect consists of an approximately 550 m wide, NE-trending, QFP-hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. The Cobra Creek shear system was tested by a 43 drillhole (2,639 m) first pass diamond core drill program by Xtra-Gold in 2016 (see the Company's news release of October 19, 2016).

The initial 3D inversion modelling results from the high-resolution magnetic survey dataset were reported by the Company on November 18, 2025, including the following highlights:

- magnetic susceptibility inversion produced sharp susceptibility contrast between mineralization-hosting Cobra Creek QFP body and metasedimentary country rocks, permitting detailed modelling of overall shape and geometry of QFP body.

- inversion modelling effectively delineated over 1 km long high susceptibility trend with good correlation with known high-grade Cobra Creek shear system outcroppings, substantiating efficacy of modelling approach for Cobra Creek-type gold target generation.

- inversion model revealed new, untested, near-surface, high magnetic susceptibility target to southeast of Cobra Creek shear system, with the approximately 350 m long target exhibiting same susceptibility signature as known high-grade mineralization trend.

Exploration activities on our Banso, Muoso and Kwabeng projects during the 2025 year included geophysical modelling, litho-structural modelling, reconnaissance geology and prospecting. Geophysical work included 3D inversion modelling of an approximately 70 km2 subset area (340 line-km) of the Company's 2011 regional helicopter-borne VTEM - Mag survey to support detailed 3D geological modelling with the aim of identifying prospective litho-structural gold setting targets. The Company received the final product of the 3D litho-structural modelling in early February 2026, and study result compilation is currently ongoing.

Exploration activities on our Pameng project during the 2025 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets.

Kwabeng Project.  Our Kwabeng project is located on the Kwabeng concession.

Exploration activities on our Kwabeng project during the 2025 year included geophysical modelling, litho-structural modelling, reconnaissance geology and prospecting. Geophysical work included 3D inversion modelling of an approximately 70 km2 subset area (340 line-km) of the Company's 2011 regional helicopter-borne VTEM - Mag survey to support detailed 3D geological modelling with the aim of identifying prospective litho-structural gold setting targets. The Company received the final product of the 3D litho-structural modelling in early February 2026, and study result compilation is currently ongoing.

See "Kwabeng Project - Prior Exploration by Xtra-Gold" for exploration activities conducted by our company during the two years preceding the fiscal year.

As at the date of this annual report, during 2026, we plan to conduct:

● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at this project (commenced in March 2013).

Pameng Project.  Our Pameng project is located on the Pameng concession.

Exploration work on our Pameng project during the 2025 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

We did not conduct any field exploration work on the Pameng project during the two years preceding the fiscal year.

As of the date of this annual report, during 2026, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets.

Banso Project.  Our Banso project is located on the Banso concession.

Exploration activities on our Banso project during the 2025 year included geophysical modelling, litho-structural modelling, reconnaissance geology and prospecting. Geophysical work included 3D inversion modelling of an approximately 70 km2 subset area (340 line-km) of the Company's 2011 regional helicopter-borne VTEM - Mag survey to support detailed 3D geological modelling with the aim of identifying prospective litho-structural gold setting targets. The Company received the final product of the 3D litho-structural modelling in early February 2026, and study result compilation is currently ongoing.

We did not conduct any field exploration work on the Banso project during the two years preceding the fiscal year.

As of the date of this annual report, during 2026, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

Muoso Project.  Our Muoso project is located on the Muoso concession.

Exploration activities on our Muoso project during the 2025 year included geophysical modelling, litho-structural modelling, reconnaissance geology and prospecting. Geophysical work included 3D inversion modelling of an approximately 70 km2 subset area (340 line-km) of the Company's 2011 regional helicopter-borne VTEM - Mag survey to support detailed 3D geological modelling with the aim of identifying prospective litho-structural gold setting targets. The Company received the final product of the 3D litho-structural modelling in early February 2026, and study result compilation is currently ongoing.

We did not conduct any field exploration work on the Muoso project during the two years preceding the fiscal year.

As of the date of this annual report, during 2026, we plan to conduct an exploration program consisting of:

● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015).

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects in 2026. We estimate a cost of $1,500,000 to complete a 20,000-metre drill program at Kibi in 2026.

Gold Recovery Operations.  We continued with placer gold recovery operations at our Kwabeng, Pameng Banso and Muoso projects during the fiscal year.  We recovered 3,324 ounces of raw placer gold (Kwabeng - 1,089 ounces, Pameng - 519 ounces, Banso - 620 ounces, and Muoso - 1,097 ounces) and sold 3,391 ounces of fine gold for net proceeds of $4,182,841.  As at the date of this annual report, during 2026, we plan to continue placer gold recovery operations at these projects.

Net proceeds from gold recoveries to the end of 2025, from all properties, amounted to $40,442,893.

As of the date of this annual report, we have:

● have achieved a series of losses since inception, although we reported a profit 2025 and the previous three years;

● have minimal operations, and

● relied upon the sale of our securities and the proceeds derived from our recovery of placer gold operations to fund our operations.

Principal Capital Expenditures/Divestitures over the last Three Fiscal Years

Our company has not had any principal capital expenditures or divestitures over the last three fiscal years.  We purchased two new pickup trucks and a drill in 2025. We purchased a new pickup truck in each of 2024 and 2023.

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
Asiakwa
KIBI
Apapam
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

We have the following lode gold exploration activities planned for 2026:

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zones 1 - 4 early-stage gold shoots / showings to guide future mineralization expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 20,000 metres, at an estimated cost of $1,500,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the mineralization footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● +ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

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

During 2010 through 2012, we did not conduct any placer gold recovery operations at our Kwabeng project. From 2013 to 2025, we conducted placer gold recovery operations at our Kwabeng project, while adding placer gold recovery operations at Banso and Muoso in 2015 and at Pameng in 2020.

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

The objective of the modified gold deportment study was to gain an understanding of the nature and mode of occurrence of the gold in each sample.  The modified gold deportment study included the following:

● test work to determine the amenability of the ore to gravity recovery;

● gold distribution across size fractions (grading analysis);

● heavy liquid separation to determine the amount of free gold or gold in heavy particles such as sulphides;

● exposure and mineral association analysis of the particulate gold grains in the gravity concentrate;

● chemical composition of the ore and metallurgical test products;

● general mineralogical characterization of the ore;

● identification and quantification of gold minerals including native gold, gold-tellurides, etc. in the gravity concentrates;

● grain size distribution of the gold grains in the gravity concentrate;

● test work to determine the gold recovery by direct cyanidation; and

● diagnostic leach analysis of the gravity tailings to determine the gold deportment in the gravity tails.

SGS South Africa (Pty) Ltd. made the following preliminary gold recovery conclusions in their report:

● The gold in the G478923 gold ore samples (3.49 g/t Au) is highly amenable to cyanidation leaching with ~97% recoverable by means of direct cyanidation.  This ore is also amenable to gravity upgrading, with ~67% of the gold recovered at a mass pull of ~3%.  In the gravity concentrate (97.5 g/t Au), a total of 143 particulate gold grains were observed in the gravity concentrate of this sample.

● The grading analysis on the G478923 gold ore sample indicated a very high upgrading of gold in the +106µm size fraction (~69%).  This indicates that the gold is either large gold grains or locked in large gold-bearing particles.  From the liberation and mineral association characteristics determined by QEMSCAN, on the gravity concentrate, the gold was found to be ~63% liberated and ~25% was associated with pyrite.  This indicates that the gold is either large, liberated gold grains or locked in large gold-bearing pyrite particles.

● The direct cyanidation and diagnostic leach indicates that the sample is highly amenable to cyanide leaching, with ~97% of the gold recovered from the head sample at a grind of 80%-75µm by direct cyanidation and ~96% for the gravity tailings at a grind of~50%-75µm.  This is corroborated by the exposure and the mineral association characteristics as determined by QEMSCAN analysis of the gravity concentrate.  Approximately 90% of the particulate gold grains are ≥10% exposed and should be leachable.

● The gold in the composite gold ore sample (7.28 g/t Au) is also highly amenable to cyanidation, with ~97% of the gold recoverable by means of direct cyanidation.  The ore is also amenable to gravity upgrading, to some degree, with only ~56% of the gold recovered at a mass pull of ~3%. In the gravity concentrate (134.83 g/t Au) a total of 125 particulate gold grains were observed by QEMSCAN.

● The grading analysis on the composite gold ore sample indicated a very high upgrading of gold in the +106µm size fraction (~74%).  This indicates that the gold is either large gold grains or locked in large gold-bearing particles.  From the liberation and mineral association characteristics determined by QEMSCAN analysis of the gravity tailings, it was found that the gold grains were moderately liberated (~76%) and that ~10% was occurring in silicates and ~14% in oxides.  This indicates that the gold is either large, liberated gold grains or locked in large gold-bearing silicate/oxide particles.

● The direct cyanidation and diagnostic leach tests indicated that the sample is highly amenable to cyanide leaching, with ~98% of the gold recovered from the head sample at a grind of 80%-75µm and ~99% of the gold in the gravity tailings at a grind of 50%-75µm.  This is corroborated by the exposure and mineral association characteristics of particulate gold in the gravity concentrate, as determined by QEMSCAN analysis.  Approximately ~96% of the gold grains are ≥10% exposed and should be leachable.

● The most simplistic processing option would be to mill the ore to ~80%-75µm followed by carbon-in-leach cyanidation. Another option, which may result in somewhat lower operational cost is to mill the ore relatively coarsely (say 80%-106µm) followed by gravity concentration and intensive cyanidation of the gravity concentrate.  The gravity tailings could then be milled finer to ~80%-75 µm, followed by carbon-in- leach cyanidation.  Taking out the coarse gold and some of the sulphides by gravity, will allow shorter retention times in the leach tanks and possibly even lower cyanide consumption.

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

2025 Exploration Program

Exploration activities for the 2025 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts primarily dedicated to the further advancement of the newly emerging Orange No. 5 gold system situated approximately 2 km southwest of the currently defined Zones 1 - 3 mineralization footprint.  Sixty-seven (67) diamond core drillholes totalling 14,774.5 m were completed by the Company's in-house drilling crews, including 44 expansion drillholes (10,912 m) successfully confirming the scale and continuity of the multi-shoot Orange No. 5 gold system (Zone 4), 13 drillholes (2,553 m) targeting the strike and down-dip extensions of the  Lone Tree shear structure (Zone 1), and 10 scout drillholes (1,309.5 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling and geophysical targets.

The present drilling forms part of an ongoing exploration drilling initiative geared towards the identification of new mineralization expansion opportunities across the broader Zones 1 - 4 mineralization footprint area. With the multifaceted drilling program targeting promising early-stage gold prospects identified by previous scout drilling, potential extensions to existing mineralization bodies and prospective litho-structural gold settings generated by updated 3D geological modelling. A total of 129 drillholes totaling 29,101 m has been completed during the ongoing mineralization expansion drilling program initiated in mid-January 2024.

The assay results for 42 drillholes (8,207.5 m) completed from mid-January to mid-July 2025 on the ongoing Zones 1 - 4 mineralization expansion target generation drilling program (#KBDD25602 - #KBDD25643), were reported by the Company on August 26, 2025, including the following highlights:

Orange No. 5 - Mineralization Expansion Target (Zone 4)

- 13.1 m at 2.40 grams per tonne gold ("g/t Au"), including 2.7 m at 7.32 g/t Au, from 129 m; 13.0 m at 0.28 g/t Au from 154 m; and 16.2 m at 0.61 g/t Au from 173.8 m in KBDD25622

22.5 m at 0.79 g/t Au, including 1.5 m at 4.78 g/t Au, from 98 m; 8.0 m at 0.65 g/t Au from 152 m; and 7.5 m at 0.71 g/t Au from 207.5 m in KBDD25609

- 6.0 m at 1.17 g/t Au from 156 m; and 32.0 m at 0.72 g/t Au, including 9.0 m at 1.36 g/t Au, from 172 m in KBDD25637 (KBDD25609 & 637 on same drill section)

- 28.0 m at 0.60 g/t Au, including 12.0 m at 1.16 g/t Au, from 205 m in KBDD25616

- 10.0 m at 1.24 g/t Au, including 1.0 m at 9.62 g/t Au, from 269 m in KBDD25625 (KBDD25616 & 625 on same drill section)

- 19.0 m at 0.79 g/t Au, including 4.0 m at 2.09 g/t Au, from 271 m in KBDD25632 (down-plunge intercept at ~240 vertical depth)

- 16.7 m at 0.89 g/t Au, including 1.7 m at 5.27 g/t Au, from 77 m in KBDD25642 (350 m step-out to SW)

Lone Tree - Mineralization Expansion Target (Zone 1)

- 12.0 m at 1.70 g/t Au, including 1.5 m at 9.96 g/t Au, from 38 m in KBDD25606

- 31.0 m at 0.65 g/t Au, including 1.0 m at 3.00 g/t Au and 7.0 m at 1.40 g/t Au, from 89 m in KBDD25617 (KBDD25606 / 617 / 639 on same drill section)

- 20.0 m at 1.02 g/t Au, including 5.1 m at 2.30 g/t Au, from 163 m in KBDD25639

Present drilling efforts successfully: established continuity of the multi-shoot Orange No. 5 gold system over an approximately 750 m strike-length, maximum 300 m down-dip distance and to a down-plunge depth of 800 m (~240 m vertical depth from surface); intersected significant gold mineralization in a 350 m step-out hole to the southwest, potentially extending the Orange No. 5 gold mineralization to an over 1,100 m strike-length; expanded the Lone Tree shear gold mineralization to an approximately 600 m strike-length and 250 m maximum down-dip distance; and continued to demonstrate the gold mineralization hosting potential of the under-tested Zone 2 Bounding Shear and Central Fold structural settings.

The Orange No. 5 and Lone Tree mineralization expansion targets represent new, folded / strained metasedimentary rock- hosted, gold mineralization settings for the Kibi Gold project. With the Orange No. 5 target (Zone 4) situated along the apparent hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"), approximately 2 km southwest of the currently defined Zones 1 - 3 mineralization footprint, and the Lone Tree target, located along the southeast flank of the Gatehouse - Gold Mountain mineralization bodies (Zone 1), interpreted as a limb-parallel shear situated on the western limb of a 1st-order F2 anticlinorium fold structure ("Central Fold").

Additional exploration activities on the Kibi Gold Project for the 2025 year included the completion of a high-resolution UAV-borne (Unmanned Aerial Vehicle or "Drone") magnetic survey at the high-grade Cobra Creek Gold Corridor prospect. The drone-borne magnetic survey, encompassing approximately 650 line-km over a 25 km2 coverage area, was designed to further define the overall shape and geometry of the gold mineralization-hosting Cobra Creek quartz feldspar porphyry ("QFP") body. The Cobra Creek Gold Corridor prospect consists of an approximately 550 m wide, NE-trending, QFP-hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. The Cobra Creek shear system was tested by a 43 drillhole (2,639 m) first pass diamond core drill program by Xtra-Gold in 2016 (see the Company's news release of October 19, 2016).

The initial 3D inversion modelling results from the high-resolution magnetic survey dataset were reported by the Company on November 18, 2025, including the following highlights:

- magnetic susceptibility inversion produced sharp susceptibility contrast between mineralization-hosting Cobra Creek QFP body and metasedimentary country rocks, permitting detailed modelling of overall shape and geometry of QFP body.

- inversion modelling effectively delineated over 1 km long high susceptibility trend with good correlation with known high-grade Cobra Creek shear system outcroppings, substantiating efficacy of modelling approach for Cobra Creek-type gold target generation.

- inversion model revealed new, untested, near-surface, high magnetic susceptibility target to southeast of Cobra Creek shear system, with the approximately 350 m long target exhibiting same susceptibility signature as known high-grade mineralization trend.

Exploration activities on our Banso, Muoso and Kwabeng projects during the 2025 year included geophysical modelling, litho-structural modelling, reconnaissance geology and prospecting. Geophysical work included 3D inversion modelling of an approximately 70 km2 subset area (340 line-km) of the Company's 2011 regional helicopter-borne VTEM - Mag survey to support detailed 3D geological modelling with the aim of identifying prospective litho-structural gold setting targets. The Company received the final product of the 3D litho-structural modelling in early February 2026, and study result compilation is currently ongoing.

Exploration activities on our Pameng project during the 2025 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets.

Future Exploration Plans

2026 Proposed Exploration Program

As at the date of this annual report, during 2026, we plan to conduct:

● follow-up trenching of Zones 1 - 4 early-stage gold shoots / showings to guide future mineralization expansion drilling efforts on the Apapam concession;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 20,000 metres, at an estimated cost of $1,500,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion drilling of newly emerging gold shoots and scout drilling of prospective litho-structural gold settings within the mineralization footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

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

Recovery and Sale of Placer Gold

There were no placer gold recovery operations carried out at this project from 2012 to 2025.

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

2025 Exploration Program

Exploration activities on our Kwabeng project during the 2025 year included geophysical modelling, litho-structural modelling, reconnaissance geology and prospecting. Geophysical work included 3D inversion modelling of an approximately 70 km2 subset area (340 line-km) of the Company's 2011 regional helicopter-borne VTEM - Mag survey to support detailed 3D geological modelling with the aim of identifying prospective litho-structural gold setting targets; and the continuation of placer gold recovery operations at this project (commenced in March 2013).

2026 Proposed Exploration Program.

As at the date of this annual report, during 2026, we plan to conduct:

● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at this project (commenced in March 2013).

Recovery and Sale of Placer Gold

As at December 31, 2025, we have sold an aggregate of 23,915 fine ounces of gold from placer gold recovered from the mineralized material at our Kwabeng project during 2007, 2008, and 2013 to 2025 fiscal years. We did not have an exclusive agreement with any company or entity to buy the placer gold that was recovered. No placer gold recovery operations were conducted at this project during 2009 through 2012.

The gold price (approximately $5,200 per ounce as at March 31, 2026) is significantly greater compared to the approximately $300 per ounce gold price during the previous mining effort by the former operator of this project.  On the basis of an annual recovery of placer gold of approximately 700,000 bank cubic meters, we anticipate that recovery of placer gold operations at this project could be sustained for 2 years.  However, this will depend upon numerous factors including the grade and commercial recoverability of the mineralized material and the selling gold price at the relevant time.

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

2023 Exploration Program

Exploration work on our Pameng project during the 2023 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

2024 Exploration Program

Exploration work on our Pameng project during the 2024 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

2025 Exploration Program

Exploration work on our Pameng project during the 2025 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2026

As at the date of this annual report, during 2026, we have planned the following exploration activities at this project:

● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets.

Recovery and Sale of Placer Gold

During 2010 and 2011, we negotiated with independent Ghanaian contract miners and operators in connection with their placer gold recovery operations at our Pameng project on fixed payment terms to our company.  During 2010, 4,720 ounces of gold was recovered and produced by the contract miners from our Pameng project for which we received and sold 897 ounces of gold for gross proceeds of $1,128,451.  During 2011, 5,621 ounces of gold was recovered and produced by the contract miners at this project for which we received and sold 1,068 ounces of gold for $1,489,058.  During 2012, we sold 53 ounces of gold for gross proceeds of $87,997 which was the remaining payment we had received from the contract miners during their 2010 and 2011 placer gold recovery operations at this project.  No placer gold recovery operations were conducted at this project from 2012 to 2019.  Gold recovery operations resumed in 2020.  Gold sales of 529 ounces of pure gold in 2025 (2024 - 820 ounces of pure gold, 2023 - 1,195 ounces of pure gold) were sold for $1,677,014 (2024 -$1,839,816, 2023 -$2,055,798).

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

2023 Exploration Program

No significant lode gold exploration work was conducted by our company on our Banso project from 2013 to 2023.

2024 Exploration Program

Exploration activities on our Banso project during the year 2024 were limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

2025 Exploration Program

Exploration activities on our Banso project during the year 2025 included geophysical modelling, litho-structural modelling, reconnaissance geology and prospecting. Geophysical work included 3D inversion modelling of an approximately 70 km2 subset area (340 line-km) of the Company's 2011 regional helicopter-borne VTEM - Mag survey to support detailed 3D geological modelling with the aim of identifying prospective litho-structural gold setting targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2026

As at the date of this annual report, during 2026, we have planned the following exploration activities at this project:

● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015 to present).

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

Prior Exploration by Xtra-Gold

2023 Exploration Program

No significant lode gold exploration work was conducted by our company on our Muoso project from 2014 to 2023.

2024 Exploration Program

Exploration activities on our Muoso project during the 2024 year were limited to geological / geophysical compilation to identify and/or further define grassroots targets; and the continuation of placer gold recovery operations at this project.

2025 Exploration Program

Exploration activities on our Muoso project during the year 2025 included geophysical modelling, litho-structural modelling, reconnaissance geology and prospecting. Geophysical work included 3D inversion modelling of an approximately 70 km2 subset area (340 line-km) of the Company's 2011 regional helicopter-borne VTEM - Mag survey to support detailed 3D geological modelling with the aim of identifying prospective litho-structural gold setting targets; and the continuation of placer gold recovery operations at this project.

Future Exploration Plans for 2026

As at the date of this annual report, during 2026, we have planned the following exploration activities at this project:

● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015 to present).

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

Item 5 Operating and Financial Review and Prospects

A. Operating Results -

Our company reported a net income after tax for the year ended December 31, 2025 of $3,683,433 (December 31, 2024 - income of $1,675,412, December 31, 2023 - loss of $165,928).  Our company's basic and diluted gain per share for the year ended December 31, 2025 was $0.08 and $0.08 respectively (December 31, 2024 - $0.04 and $0.03, December 31, 2023 - loss of $0.00).  A small earnings per share differential in 2025 and 2024 is due to the in the money stock options and warrants, which increased the fully diluted shares outstanding in the two years.  All years benefited from gold recovery results and from other income, being dividends and interest.  In 2023 the impairment charge against private investments was a significant component of the loss, as were foreign exchange losses.

The weighted average number of shares outstanding in 2025 was 46,008,472 (December 31, 2024 - 46,065,555, December 31, 2023 - 46,361,078).  Average shares outstanding were reduced in all years through share repurchases. The 2025 shares outstanding was increased via a private placement. Average fully diluted shares outstanding in 2025 were 48,577,127 (2024 - 48,989,055, 2023 - 46,361,078), with the difference being in the money stock options and, in 2025, warrants.  These items did not materially affect earnings per share, although the 2025 and 2024 earnings per share reported an adjustment due to rounding.

We incurred expenses of $2,338,952 in the year ended December 31, 2025 (December 31, 2024 - $1,666,704, December 31, 2023 - $1,424,430).  Exploration expense increased in 2025 as exploration work advanced and expanded as compared to 2024. Exploration expense increased slightly in 2024 as compared to 2023 due to work on a new resource estimate. We expense all exploration costs.  Depreciation in 2025 was slightly lower than the 2024 depreciation level due to a lower asset base, as most of the additions of trucks and a drill occurred late in 2025.  Depreciation in 2024 was slightly lower than the 2023 depreciation level due to minimal asset additions in 2024.  General and administrative expense in 2025 of $811,064 increased from the 2024 expense of $653,238 and increased from $442,552 in 2023.  Most of the difference in general and administrative expense in 2025 was created by additional marketing fees, while in 2024, stock-based compensation and foreign exchange rates affected expenses. Non-cash stock-based compensation expense was $7,151 in 2025, $139,138 in 2024, and $23,750 in 2023.  The Company granted 150,000 stock options in 2025 (2024- 275,000, 2023 - 62,500).

Exploration activities for the 2025 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts primarily dedicated to the further advancement of the newly emerging Orange No. 5 gold system situated approximately 2 km southwest of the currently defined Zones 1 - 3 mineralization footprint.  Sixty-seven (67) diamond core drillholes totalling 14,774.5 m were completed by the Company's in-house drilling crews, including 44 expansion drillholes (10,912 m) successfully confirming the scale and continuity of the multi-shoot Orange No. 5 gold system (Zone 4), 13 drillholes (2,553 m) targeting the strike and down-dip extensions of the  Lone Tree shear structure (Zone 1), and 10 scout drillholes (1,309.5 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling and geophysical targets.

The present drilling forms part of an ongoing exploration drilling initiative geared towards the identification of new mineralization expansion opportunities across the broader Zones 1 - 4 mineralization footprint area. With the multifaceted drilling program targeting promising early-stage gold prospects identified by previous scout drilling, potential extensions to existing mineralization bodies and prospective litho-structural gold settings generated by updated 3D geological modelling. A total of 129 drillholes totaling 29,101 m has been completed during the ongoing mineralization expansion drilling program initiated in mid-January 2024.

The assay results for 42 drillholes (8,207.5 m) completed from mid-January to mid-July 2025 on the ongoing Zones 1 - 4 mineralization expansion target generation drilling program (#KBDD25602 - #KBDD25643), were reported by the Company on August 26, 2025, including the following highlights:

Orange No. 5 - Mineralization Expansion Target (Zone 4)

- 13.1 m at 2.40 grams per tonne gold ("g/t Au"), including 2.7 m at 7.32 g/t Au, from 129 m; 13.0 m at 0.28 g/t Au from 154 m; and 16.2 m at 0.61 g/t Au from 173.8 m in KBDD25622

22.5 m at 0.79 g/t Au, including 1.5 m at 4.78 g/t Au, from 98 m; 8.0 m at 0.65 g/t Au from 152 m; and 7.5 m at 0.71 g/t Au from 207.5 m in KBDD25609

- 6.0 m at 1.17 g/t Au from 156 m; and 32.0 m at 0.72 g/t Au, including 9.0 m at 1.36 g/t Au, from 172 m in KBDD25637 (KBDD25609 & 637 on same drill section)

- 28.0 m at 0.60 g/t Au, including 12.0 m at 1.16 g/t Au, from 205 m in KBDD25616

- 10.0 m at 1.24 g/t Au, including 1.0 m at 9.62 g/t Au, from 269 m in KBDD25625 (KBDD25616 & 625 on same drill section)

- 19.0 m at 0.79 g/t Au, including 4.0 m at 2.09 g/t Au, from 271 m in KBDD25632 (down-plunge intercept at ~240 vertical depth)

- 16.7 m at 0.89 g/t Au, including 1.7 m at 5.27 g/t Au, from 77 m in KBDD25642 (350 m step-out to SW)

Lone Tree - Mineralization Expansion Target (Zone 1)

- 12.0 m at 1.70 g/t Au, including 1.5 m at 9.96 g/t Au, from 38 m in KBDD25606

- 31.0 m at 0.65 g/t Au, including 1.0 m at 3.00 g/t Au and 7.0 m at 1.40 g/t Au, from 89 m in KBDD25617 (KBDD25606 / 617 / 639 on same drill section)

- 20.0 m at 1.02 g/t Au, including 5.1 m at 2.30 g/t Au, from 163 m in KBDD25639

Present drilling efforts successfully: established continuity of the multi-shoot Orange No. 5 gold system over an approximately 750 m strike-length, maximum 300 m down-dip distance and to a down-plunge depth of 800 m (~240 m vertical depth from surface); intersected significant gold mineralization in a 350 m step-out hole to the southwest, potentially extending the Orange No. 5 gold mineralization to an over 1,100 m strike-length; expanded the Lone Tree shear gold mineralization to an approximately 600 m strike-length and 250 m maximum down-dip distance; and continued to demonstrate the gold mineralization hosting potential of the under-tested Zone 2 Bounding Shear and Central Fold structural settings.

The Orange No. 5 and Lone Tree mineralization expansion targets represent new, folded / strained metasedimentary rock- hosted, gold mineralization settings for the Kibi Gold project. With the Orange No. 5 target (Zone 4) situated along the apparent hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"), approximately 2 km southwest of the currently defined Zones 1 - 3 mineralization footprint, and the Lone Tree target, located along the southeast flank of the Gatehouse - Gold Mountain mineralization bodies (Zone 1), interpreted as a limb-parallel shear situated on the western limb of a 1st-order F2 anticlinorium fold structure ("Central Fold").

Additional exploration activities on the Kibi Gold Project for the 2025 year included the completion of a high-resolution UAV-borne (Unmanned Aerial Vehicle or "Drone") magnetic survey at the high-grade Cobra Creek Gold Corridor prospect. The drone-borne magnetic survey, encompassing approximately 650 line-km over a 25 km2 coverage area, was designed to further define the overall shape and geometry of the gold mineralization-hosting Cobra Creek quartz feldspar porphyry ("QFP") body. The Cobra Creek Gold Corridor prospect consists of an approximately 550 m wide, NE-trending, QFP-hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. The Cobra Creek shear system was tested by a 43 drillhole (2,639 m) first pass diamond core drill program by Xtra-Gold in 2016 (see the Company's news release of October 19, 2016).

The initial 3D inversion modelling results from the high-resolution magnetic survey dataset were reported by the Company on November 18, 2025, including the following highlights:

- magnetic susceptibility inversion produced sharp susceptibility contrast between mineralization-hosting Cobra Creek QFP body and metasedimentary country rocks, permitting detailed modelling of overall shape and geometry of QFP body.

- inversion modelling effectively delineated over 1 km long high susceptibility trend with good correlation with known high-grade Cobra Creek shear system outcroppings, substantiating efficacy of modelling approach for Cobra Creek-type gold target generation.

- inversion model revealed new, untested, near-surface, high magnetic susceptibility target to southeast of Cobra Creek shear system, with the approximately 350 m long target exhibiting same susceptibility signature as known high-grade mineralization trend.

Exploration activities on our Banso, Muoso and Kwabeng projects during the 2025 year included geophysical modelling, litho-structural modelling, reconnaissance geology and prospecting. Geophysical work included 3D inversion modelling of an approximately 70 km2 subset area (340 line-km) of the Company's 2011 regional helicopter-borne VTEM - Mag survey to support detailed 3D geological modelling with the aim of identifying prospective litho-structural gold setting targets. The Company received the final product of the 3D litho-structural modelling in early February 2026, and study result compilation is currently ongoing.

Exploration activities on our Pameng project during the 2025 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets.

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

The present Boomerang mineralization expansion / definition drilling work forms part of an exploration initiative focussing on multiple mineralized targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure; over 1 km beyond the limits of the currently defined Zone 2 - Zone 3 mineralized footprint. Drill results for a total of 132 holes (26,968.5 m) have been reported to date for the ongoing Zone 3 mineral expansion drill program initiated following the database close-out date for September 2021.

Current 3D litho-structural modelling indicates that the gold mineralization within the mineralized footprint area occupies a licence-scale, 1st-order F2 synclinorium fold structure. Deposits are characterized by tensional arrays of auriferous quartz-carbonate veins typically hosted within or spatially associated with F1 or F2 folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with the diorite bodies having an interpreted Belt-type granitoid affinity.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

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

- 56.0 m at 1.40 g/t Au, including 20.0 m at 2.54 g/t Au, from 166.0 m in KBDD23530

- 50.0 m at 1.28 g/t Au, including 22.0 m at 1.93 g/t Au, from 258.0 m in KBDD23536

New High-Grade Gold Zone (Boomerang "Deep")

- 9.0 m at 9.29 g/t Au, including 4.5 m at 16.94 g/t Au, from 400.0 m in KBDD23536 (~90 m stratigraphy below (cross-plunge) of main Lower Shoot)

Current 3D litho-structural modelling appears to indicate that the Boomerang mineral expansion target, consisting of a multi-shoot gold system extending over approximately 650 m strike and 750 m down-plunge distances respectively, occupies a F2 meso-scale (parasitic) fold hinge structure developed on the north-western limb of the mineralization-controlling 1st-order F2 synclinorium fold. With the mineralization occurring as a NE-plunging system of stacked, flat-lying to concave-shaped, shallow SE-dipping gold shoots hosted within folded / strained diorite bodies and/or associated metasedimentary rock - diorite contacts.

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

Additional exploration activities on the Kibi Gold Project for the 2023 year included commencement of ground-proofing work on high-priority exploration targets generated by the recently completed 3D VTEM / TMI inversion models-based litho-structural modelling work. With a total of 542 infill soil geochemical samples and 179 prospecting (grab) samples collected on the newly identified Central Fold target centred approximately 1.5 km southeast of the Zone 2 - Zone 3 MRE trend. A further 139 prospecting (grab) samples were collected from an extensive auriferous silicified / pyritized siltstone rock float train spatially associated with an interpreted fold-nose structure located approximately 0.5 km southwest of the Boomerang mineralization expansion target. In situ source of auriferous siltstone material yet to be established by trenching / drilling.  Final compilation of the soil and prospecting sampling work is currently in progress.

We recognized other income, net, of $6,506,654 in 2025 (2024 - $4,391,851, 2023 - $2,300,969).  The 2025 gains can mostly be attributed to the recovery of gold due to gold price increases, investment returns, and foreign exchange.  Foreign exchange gains in 2025 resulted from a rebound in the value of the Ghana cedi against the USD, while the Canadian dollar suffered exchange losses in 2025.  During the year ended December 31, 2025, we sold 3,391 fine ounces of gold at an average price of US$3,168 for net proceeds of $4,182,841 (2024 -3,521 fine ounces of gold at an average price of US$2,264 for net proceeds of $4,166,130, 2023 - 3,978 fine ounces of gold at an average price of US$1,811 for net proceeds of $3,527,354).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the year ended December 31, 2025, our company had a foreign exchange gain of $677,159 (2024 - loss of $352,509, 2023 - loss of $203,212) due to changes in the relative strength in the U.S. dollar, mostly against the Canadian dollar assets, but also against the Ghana cedi.  The Company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value weakened with the US dollar strength.  In Ghana, the cedi appreciated 29% against the US dollar in 2025, while it depreciated over 19% against the US dollar in 2024, and 40% against the US dollar in 2023.

Our Company recognized a trading and holding gain on marketable securities in 2025 of $1,427,059 (2024 - gain of $159,967, 2023 - loss of $58,197). No significant impairment losses of the private equities investments were recognized in 2025 or 2024. The 2023 investment loss was also affected by an impairment loss of $1,336,501 against private investments. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Interest earned and dividends on the investment portfolio assets were $371,511 in the year ended December 31, 2025 (2024 - $418,263, 2023 - $371,525).

Stock options and warrants issued in 2025 were marked-to-market at December 31, 2025 and the valuation increase of $151,916 was recognized as a non-cash expense. No mark-to-market adjustments were required in 2024 or 2023.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

During 2025, the Company completed a private placement of 1,018,000 units for proceeds of $1,748,909 (CAD$2,452,200). Each unit comprised one common share and one-half of a common share purchase warrant. The Company issued 504,000 purchase warrants at $2.00 (CAD $2.80) per share and 5,000 purchase warrants at $2.09 (CAD$2.93) per share. Each full purchase warrant can be converted to a common share at the strike price for two years. The Company paid commissions $101,854 (CAD$142,812) and costs of $51,350 (CAD$72,000) related to the placement, and issued 59,280 Finder's warrants, exercisable at $1.78 (CAD$2.50) for a period of two years.  Net proceeds were $1,595,705.

There were no capital raising transactions in 2024 or 2023.

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

Cash on hand was increased by $2,326,066 during 2025.

Operations provided cash of $1,149,539.  Inventory was increased by $656,608 due to the timing of smelt shipments.  Payables were decreased, mostly due to the release of an accrual for income taxes payable in Ghana related to pre-2025 operations.  Other operating expenses were mostly cash neutral.  At December 31, 2025, accounts payable and accrued liabilities decreased by $933,338 to $872,280, mostly due to income tax activity. Amounts due to related parties increased by $44,302 to $134,904 in the year ended December 31, 2025. With no gold shipments in the fourth quarter of 2025, royalty payments to the government for the third quarter were remitted, reducing our balances payable.  Our cash and cash equivalents as at December 31, 2025 were sufficient to pay these liabilities.

Investing activities in 2025 provided $205,478 of cash.  Cash of $3,991,529 was used to purchase investments in 2025 while proceeds from the sale of investments generated $4,444,748 of cash.  Cash of $247,741 was used to purchase a drill and two pickup trucks during 2025.

During the year ended December 31, 2025, our Company provided $971,049 of cash for financing activities.  We repurchased 317,100 of our shares at a cost of $533,420 and cancelled these shares.  Also, during the month ended December 31, 2024, the Company repurchased 13,300 of our shares at a cost of $17,239.  These shares were reported as shares in treasury at December 31, 2024 and were cancelled in January 2025.  Further, during the month ended December 31, 2025, the company repurchased 36,600 of our shares at a cost of $91,236.  These shares were reported as shares in treasury at December 31, 2025 and were cancelled in January 2026.

We believe that our company has sufficient working capital to achieve our 2026 operating plan. However, our historical losses and potential limited remaining alluvial deposits could affect our future operation ability.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

At December 31, 2025, we had total cash and cash equivalents and restricted cash of $10,798,701 (December 31, 2024 - $8,472,635).  Working capital as of December 31, 2025 was $15,341,999 (December 31, 2024 - $10,754,786).  In 2025, working capital was increased via a private placement and cash flow generated through operations. In 2025 and 2024, the increase in working capital mostly reflects the gold recovery and gold inventory on hand.

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

Our shares of common stock, warrants and stock options outstanding as at March 31, 2026, December 31, 2025, December 31, 2024, and December 31, 2023 were as follows:

	March 31, 2026	December 31, 2025	December 31, 2024	December 31, 2023
Common Shares	46,573,417	46,682,117	45,994,517	46,201,217
Warrants	568,280	568,280	-	-
Stock Options	3,133,500	3,073,500	2,923,500	2,648,500
Fully diluted	50,275,197	50,323,897	48,918,017	48,849,717

Subsequent to December 31, 2025, 36,600 shares which were purchased in December 2025 were cancelled.  Also, 72,100 shares which were purchased in January and February 2026 were cancelled. The company purchased a further 21,900 shares under the expiring buyback program in March 2026, and 10,200 shares in March 2026, subsequent to the renewal of the buyback program.  These shares are held in treasury and will be cancelled in the normal course of business.

Subsequent to December 31, 2025, the Company issued 60,000 stock options to a related party.

As of the date of this MD&A, the exercise of all outstanding options and warrants would raise approximately $2.3 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

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

Our fiscal 2026 budget to carry out our plan of operations is approximately $3,000,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2026.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

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

Operational Considerations

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a profit of $3,981,964 for the year ended December 31, 2025, and it has an accumulated a deficit of $16,152,481.  Results for the year ended December 31, 2025 are not necessarily indicative of future results.  The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises potential liquidity concerns related to future operations.

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

D. Trends

Gold prices closed in 2025 at $4,386 per ounce, above the 2025 average of $3,468 per ounce.  Gold prices saw continued strength through 2024 and into 2025, as minimum and maximum prices both increased in 2025 as compared to 2024. Gold.  Prices in 2025 saw their lows early in the year and rose continually over the year to reach highs late in the year. We continue to see positive indicators for gold prices in the future.  Gold prices have exceeded $5,200 per ounce in 2026.  Gold prices directly affect our alluvial operations.

Traders are betting that US monetary policy will result in lower rates in 2026.  Japanese interest rates are set to increase in 2026.  Geopolitical tensions in many areas have increased the attractiveness of gold as a safe haven investment. Both central banks, especially BRIC's nations, and ETF's were net purchasers of gold in 2025. Central bank debt, combined with expansionary monetary policy, has stoked investor fears in the long term value of fiat currencies.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2025 and previous two years are as follows:

	2025	2024	2023

High	$4,527	$2,800	$2,087
Low	2,647	1,995	1,809
Average	3,442	2,392	1,944

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  US monetary, fiscal and trade policies have increased economic risks.  The future focus will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to decrease future rates or manage its balance sheet.  Any further economic wobble or extension of the time to address the underlying issues could create uncertainty about the US economy, which would be good for gold prices.

Overall, a stronger U.S. dollar may lead to reduced interest in the gold exploration sector.

E. Off-Balance Sheet Arrangements

Our company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our company does not have any material contractual obligations as of December 31, 2025.

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

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth, as of December 31, 2025, the names of the directors and senior management of Xtra-Gold.  Each of our directors has served in his capacity since his election and/or appointment and will serve until the next annual general meeting of our shareholders.

Name, Municipality of Residence and Position Held with the Company	Age	Principal Occupation	Date of Appointment or Election	Other Principal Directorships
James Longshore (5)(6) Rose Island, Bahamas Manager Director, Ghana Operations	59	President and CEO Xtra-Gold Resources Corp., and Manager Director of Ghana Operations	January 3, 2009	none
Denis Laviolette(1)(2)(3) Toronto, Ontario Director	40	CEO of EarthLabs Inc	June 22, 2015	none
Peter Minuk (5)(6) Toronto, Ontario Secretary and Treasurer and Director	61	Self-employed business consultant	March 5, 2007	none
Yves P. Clement (5)(6) New Westminster, British Columbia Vice-President, Exploration	61	Geologist and Vice-President, Exploration of Xtra-Gold Resources Corp.	May 1, 2006	Director of Tartisan Nickel Corp. since January 2016 (CSE:TN)
William Asiedu (5)(6) Kwabeng, Ghana Chief Accountant, Ghana Operations	51	Chief Financial Officer and Vice-President, Ghana Operations of Xtra-Gold Resources Corp.	August 1, 2023	none
Hans Julian Morsches(1)(2)(3) Kansas City, Missouri Director	67	Managing Director, Unum	June 22, 2015	none
Todd Gibson(1)(2)(3)(7) Toronto, Ontario Director	64	Retired businessman	April 27, 2023	none

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

(7) Appointed Audit Committee Chair on January 6, 2026.

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

As of the date of this annual report, Mr. Clement devotes approximately 70% of his time in geological consulting services to our company pursuant to a management consulting agreement (see "Management Consulting Agreements - Management Consulting Agreement with Vice-President, Exploration"). He provides 30% of his time to unrelated companies.  Mr. Clement has not entered into a non-competition and non-disclosure agreement with our company.

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

Hans Julian Morsches. B.A., M.A.

Mr. Morsches is the retired Managing Director of Unum at its Kansas City and St. Louis regional offices in Missouri and is a 30-year insurance industry veteran. He was in this role from May 1999 to his retirement in June 2025 and had overall responsibility for the Unum brand in Missouri, Kansas, Iowa, Nebraska and southern Illinois. Prior to moving to Kansas City, he was National Vice President for Sales for Unum Canada located in Toronto from September 1989 to May 1999. Unum is a Fortune 270 insurance company and has been an employee benefits market leader for 35 years generating US$10.5 billion annual revenue.

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

B. Compensation

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2025.

No part of this compensation was paid pursuant to a profit sharing plan.  There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)		Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
James Longshore	Director President and CEO Manager Director of Ghana Operations	2025 2025 2025	- - 657,105	(2)	- - -	- - -	- - 657,105
Denis Laviolette	Director	2025	-		-	-	-
Peter Minuk	Director Secretary and Treasurer	2025 2025	2,164 4,291	(1) (1)	- -	- -	2,164 4,291
Yves P. Clement	Vice-President, Exploration	2025	131,898	(1)(2)	-	-	131,898
William Asiedu	Chief Accountant, Ghana Operations Chief Financial Officer	2025 2025	24,823 -	(2)(3)	- -	- -	24,823 -
Hans Julian Morsches	Director	2025	-		-	-	-
Todd Gibson	Director	2025	-		-	-	-

(1) The compensation noted above under "Total Compensation" was paid in Canadian dollars and was translated at the average exchange rate of C$1.00 = US$0.7152.

(2) See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for consulting arrangements and/or consulting contracts with our company.

(3) The compensation noted above under "Total Compensation" was paid in Ghanaian cedi and was translated at the average exchange rate of Cedi$1.00 = US$0.0810.

Stock Options Granted in 2025

The company did not grant stock options during our fiscal year ended December 31, 2025.

Termination of Employment, Change in Responsibilities and Employment Contracts

Determination of Compensation Paid in 2025

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

The consulting services of James Longshore, as our Managing Director of Ghana Operations is provided by Brokton International Ltd. through which he oversees administrative and exploration activities relating to our projects. As of the date of this annual report, Brokton International Ltd. provides Mr. Longshore's services to our company on a month-to-month basis and is paid $10,000 per month to provide the foregoing services.  Brokton International Ltd. is reimbursed for certain expenses incurred by Mr. Longshore in performing his duties to our Ghanaian subsidiaries. There is no provision for a payment to be made to Brokton International Ltd. if Mr. Longshore's services are terminated without cause or for additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Chief Financial Officer and Chief Accountant, Ghana Operations

Our Chief Financial Officer and Chief Accountant, Ghana Operations, William Asiedu, oversees our operations in Ghana under the supervision of our President and CEO, James Longshore, who is the President and Managing Director of our Ghanaian subsidiaries.

His primary responsibilities are the provision of accounting services and assisting with the facilitation of logistics at our mine camp.  He also provides certain accounting services to our company including financial and general management duties, accounting, financial and reporting control and regulatory reporting duties.  As of the date of this annual report, our Chief Accountant, Ghana Operations is paid 38,000 Cedis (US$3,455) per month by XG Mining to provide his consulting services on a month to month "as needed" basis. There is no provision for a payment to be made to our Chief Accountant, Ghana Operations if he is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

Management Consulting Agreement with Vice-President, Exploration

Our Vice-President, Exploration, Yves Clement, makes project or property site attendances as may be required from time to time, prepares progress reports with respect to our mineral exploration projects, conducts due diligence as may be required from time to time in connection with potential mineral exploration properties; reviews geological data and liaises with principal owners of mineral exploration properties in which our company may wish to acquire an interest, and retains technical experts, makes recommendations to our Board of Directors and its relevant committees with respect to the acquisition and/or abandonment of mineral exploration properties and prepares and implements, subject to our Board of Directors' approval, plans for the operation of our company including plans for exploration programs, costs of operations and other expenditures in connection with our mineral projects.  As of the date of this annual report, Mr. Clement is paid CAD$12,500 (USD$8,940) per month to provide the foregoing services.  He is reimbursed for certain expenses incurred in performing his duties to our company.  There is no provision for a payment to be made to our Vice-President, Exploration if this agreement is terminated without cause or for payment of additional compensation in the event of a change in responsibilities.

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

Our Audit Committee is composed of three directors; namely Todd Gibson, who is also Chair of our Audit Committee, Denis Laviolette and, Hans Julian Morsches all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Board of Directors Independence

Our Board of Directors consists of five members; namely, James Longshore (Chair), Peter Minuk, Denis Laviolette, Hans Julian Morsches, and Todd Gibson.  Our Board of Directors has determined that Denis Laviolette, Hans Julian Morsches, and Todd Gibson are independent within the within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX.  James Longshore and Peter Minuk are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a "material relationship" with our company.

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

This committee also prepares and supervises our Board of Directors' annual review of director independence and our Board of Directors' annual self-evaluation.  The Nominating and Corporate Governance Committee is composed of three directors; namely Todd Gibson, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

Compensation Committee

We established a Compensation Committee in November 2009.  The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans.  Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee's charter authorizes the committee to retain an independent consultant, no third-party compensation consultant was engaged for 2021.  The Compensation Committee is composed of three directors; namely Todd Gibson, who is also Chair of our Compensation Committee, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

The shareholders listed below possess sole voting and investment power with respect to the shares.

Directors and Senior Management Share Ownership

NAME OF BENEFICIAL OWNER	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)	PERCENTAGE OF CLASS (2)

James Longshore (3)	common	4,420,855	10.2%	10.2%
Denis Laviolette (4)	common	-	0.6%	0.6%
Peter Minuk (5)	common	20,000	0.7%	0.7%
Yves P. Clement (6)	common	-	1.4%	1.4%
Hans Julian Morsches (7)	common	250,000	1.1%	1.1%
Todd Gibson (8)	common	10,000	0.3%	0.3%
Directors and Officers as a Group		4,700,855	14.3%	14.3%

(1) Based on 48,861,917 common shares outstanding as at March 31, 2026 and as if all of the options held by directors and officers (2,288,500 as a group) were exercised converted to common shares.

(2) Based on 48,861,917 common shares outstanding as at March 31, 2026 and as if all of the options held by directors and officers (2,288,500 as a group) and were exercised converted to common shares.

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

(6) Yves P. Clement holds a total of 700,000 stock options with exercise prices and expiry dates as set out in the table below.

(7) Hans Julian Morsches owns 250,000 common shares and holds a total of a total of 290,000 stock options with exercise prices and expiry dates as set out in the table below.

(8) Todd Gibson owns 10,000 common shares and holds a total of a total of 147,500 stock options with exercise prices and expiry dates as set out in the table below.

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

Upon adoption of our Option Plan, the 1,989,000 outstanding options granted under our former 2005 Equity Incentive Compensation Plan were converted into options under our Option Plan, and the former plan was terminated.  As at the date of this annual report, 4,657,342 common shares have been reserved for issuance under our Option Plan.  As at the date of this annual report, there are 3,133,500 options outstanding to purchase an aggregate of 3,133,500 common shares, representing 6.7% of the 46,573,417 common shares currently outstanding.  Options to purchase 1,523,842 common shares are currently available for grant under our Option Plan, being 10% of the 46,573,417 common shares currently outstanding less the 3,133,500 shares reserved for the 3,133,500 options currently outstanding.

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

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2025, as well as the number of options granted to directors and all consultants as a group.  The exercise prices of the stock options are stated in Canadian dollars as that is the currency unit in which the options were issued.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price	Expiration Date
James Longshore	President, CEO and Director Manager Director of Ghana Operations	382,000 162,000	CAD$0.15 CAD$0.30	December 31, 2032 July 1, 2037
Denis Laviolette	Director	125,000 40,000 50,000 50,000 25,000	CAD$0.20 CAD$0.30 CAD$1.23 CAD$0.81 CAD$1.30	October 8, 2035 July 1, 2037 October 23, 2040 December 14, 2042 May 13, 2044
Peter Minuk	Secretary and Treasurer and Director	150,000 42,000 50,000 50,000 25,000	CAD$0.30 CAD$0.60 CAD$1.23 CAD$0.81 CAD$1.30	July 1, 2037 June 1, 2040 October 23, 2040 December 14, 2042 May 13, 2044
Yves P. Clement	Vice-President, Exploration	400,000 100,000 50,000 100,000 50,000	CAD$0.40 CAD$0.30 CAD$1.23 CAD$0.81 CAD$1.30	May 5, 2036 July 1, 2037 October 23, 2040 December 14, 2042 May 13, 2044
Hans Julian Morsches	Director	125,000 40,000 50,000 50,000 25,000	CAD$0.20 CAD$0.30 CAD$1.23 CAD$0.81 CAD$1.30	October 8, 2040 July 1, 2037 October 23, 2040 December 14, 2042 May 13, 2044
Todd Gibson	Director	62,500 25,000 *60,000	CAD$0.92 CAD$1.30 CAD$3.35	April 27, 2043 May 13, 2044 January 6, 2046

As a group, six officers and directors hold 2,228,500 stock options as at December 31, 2025. A further 60,000 stock options were granted to Todd Gibson on January 6, 2026.

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

Our company's registered shareholders' list for our common shares, dated March 16, 2026 showed 114 registered shareholders and 46,573,417 shares outstanding of which 12 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 34,316,252 common shares representing 74% of the issued and outstanding shares of Xtra-Gold.

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

(2) Based on 48,861,917 common shares outstanding as at March 31, 2025 and as if all 2,288,500 stock options held by officers and directors were exercised.

B. Related Party Transactions

During the years ended December 31, 2025, 2024 and 2023, the Company entered into the following transactions with related parties:

	December 31, 2025	December 31, 2024	December 31, 2023

Consulting fees paid or accrued to officers or their companies	$1,355,222	$1,082,804	$1,035,063
Directors' fees	2,146	2,191	2,223

Stock option grants to officers and directors	n/a	$88,543	$23,750
Stock option grant price range		$0.95	$0.60

Of the total consulting fees noted above, $1,074,210, $797,186, and $720,442 for the years ended December 31, 2025, 2024, and 2023 respectively, was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $537,105, $398,593 and $360,221, of this amount for the years ended December 31, 2025, 2024, and 2023, respectively.  As at December 31, 2025 and 2024 respectively, a balance of $134,904 and a prepaid balance of $90,602 exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.

During 2025, the Company did not grant options to insiders. During 2024, the Company granted 175,000 options to insiders at a price of $0.95 (CAD$1.30).  A total of $88,543 was included in consulting fees related to these options.  During 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92).  A total of $23,750 was included in consulting fees related to these options.  During 2022, the Company granted 350,000 options to insiders at a price of $0.60 (CAD$0.81).  A total of $120,563 was included in consulting fees related to these options.

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

Legal and Arbitration Proceedings

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business. The Company is not aware of any such material legal proceedings at the current time.

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On October 19, 2022, Minerals Commission issued five improper invoices to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for all five of our concessions (Kwabeng, Pameng, Apapam, Muoso and Banso), which Minerals Commission indicated were related to the period from 2012 to 2022, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  Our legal counsel responded to Minerals Commission (the "Letters") on November 15, 2019, objecting to the five improper invoices.  Our Letters outlined the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letters.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

Ghana Revenue Agency ("GRA") sent our Ghanaian subsidiary an updated tax assessment letter on May 11, 2023.  The letter alleges an additional tax liability (the "Assessment"), from 2012 to 2022.  Upon a thorough review of the Assessment, we agreed that the only additional liability in the Assessment was $356,281, which the Company paid.  The balance of the Assessment was objected to by our Company in letter dated June 13, 2023, (the "Objection Letter").  To date, GRA has not responded to our Objection Letter, and our Company believes it has settled all amounts owing in the Assessment.

Dividends

Our company has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future.  Our company does not presently have any intention of paying dividends.  Our future dividend policy will be determined by our Board of Directors of the basis of earnings, financial requirements and other relevant factors.

B. Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements for the year ended December 31, 2025, other than property update activities as reported in Note 7 to our financial statements for the year ended December 31, 2025 which are disclosed in this annual report.

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

The following table lists the annual high and low market prices on the TSX and the OTCQB for the five most recent financial years.

FOR THE FINANCIAL YEAR ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2025	$3.49	$1.84	$2.55	$1.27
December 31, 2024	$1.95	$0.92	$1.35	$0.69
December 31, 2023	$1.08	$0.76	$0.82	$0.56
December 31, 2022	$1.20	$0.76	$0.92	$0.56
December 31, 2021	$1.49	$0.88	$1.18	$0.69

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the full financial quarters for the three most recent full financial years.

FOR THE FINANCIAL QUARTER ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
December 31, 2025	$3.49	$2.81	$2.55	$2.42
September 30, 2025	$3.01	$2.05	$2.16	$1.49
June 30, 2025	$2.16	$1.90	$1.59	$1.36
March 31, 2025	$2.15	$1.84	$1.49	$1.27
December 31, 2024	$1.95	$1.46	$1.35	$1.05
September 30, 2024	$1.54	$1.15	$1.13	$0.83
June 30, 2024	$1.39	$1.18	$1.00	$0.87
March 31, 2024	$1.21	$0.92	$0.88	$0.69
December 31, 2023	$1.08	$0.82	$0.82	$0.61
September 30, 2023	$0.89	$0.76	$0.64	$0.56
June 30, 2023	$0.98	$0.80	$0.73	$0.58
March 31, 2023	$1.03	$0.86	$0.76	$0.61

The following table lists the high and low market prices on the TSX and OTC Bulletin Board for Xtra-Gold's common shares for the most recent six months.

FOR THE MONTH ENDED	TSX		OTC BULLETIN BOARD
	HIGH CAD$	LOW CAD$	HIGH US$	LOW US$
February 28, 2026	$3.67	$3.00	$2.59	$2.17
January 31, 2026	$3.49	$2.98	$2.71	$2.15
December 31, 2025	$3.49	$3.36	$2.55	$2.42
November 30, 2025	$3.48	$3.11	$2.48	$2.24
October 31, 2025	$3.34	$2.81	$2.44	$2.02
September 30, 2025	$3.01	$2.44	$2.16	$1.75

Share Price Volatility and Price Fluctuations

Securities markets in Canada have experienced a high level of price and volume volatility, in recent years, and the market price of many resources companies that are considered to be speculative exploration companies, have experienced wide fluctuations in their share price which have not necessarily been related to operating performance or underlying asset values on the prospects of such companies.  Our common shares fluctuated during 2025 from a low of CAD$1.84 to a high of CAD$3.49 and during the most recent six months our common shares fluctuated from a low of CAD$2.44 to a high of CAD$3.67.  Mineral exploration is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume which, only in part, relates to progress of exploration.  There can be no assurance that continued fluctuation in our common share price and volume will not occur.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.  Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls.  Based on this assessment, our management has concluded that as of December 31, 2025, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with our evaluation that occurred during our most recently completed fiscal year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16 [reserved]

Item 16A Audit Committee Financial Expert

Our Board of Directors has determined that each of Todd Gibson, Denis Laviolette and, Hans Julian Morsches is an "audit committee financial expert" as defined in Item 16.A of Form 20-F.  In general, an "audit committee financial expert" is an individual member of the audit committee who:

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

Item 16C Principal Accountant Fees and Services

During the financial years ended December 31, 2025 and 2024, L J Soldinger Associates, LLC served as the company auditor.  During the financial year ended December 31, 2023, Reliant CPA PC served as the company auditor.

Audit Fees

Audit fees are the aggregate fees billed by L J Soldinger Associates, LLC in 2024, and Reliant CPA PC in 2023, for the audit of Xtra-Gold's consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.  The aggregate audit fees billed by our company's external auditors for the year ended December 31, 2025 was $125,000, December 31, 2024 was $125,000, and December 31, 2023 was $40,000.

Audit-related Fees

Audit-related fees consist of assurance and related services by our company's external auditors that are reasonably related to the performance of the audit or review of our company's quarterly financial statements and are not reported above under "Audit Fees."  During 2024, Reliant CPA PC charged the company $5,000 to provide access to their files to Horizon Assurance LLP, the incoming auditor, and $7,500 to review and sign the 2024 20-F document.  Our company did not incur any non-audit fees in 2025 or 2023.

Tax Fees

Tax fees consist of professional services rendered by our company's external auditors for tax compliance and tax advice.  Our company did not incur tax fees for the year ended December 31, 2025, 2024 and 2023.

All Other Fees

All other fees consist of fees for other miscellaneous items.  There were no other fees in connection services provided or billed by our company's external auditors in the years ended December 31, 2025, 2024 and 2023.

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

The Company announced in a news release disseminated on March 14, 2024, that, following expiration of the 2023 Bid, it would be renewing the 2024 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2024 Bid"), representing approximately 10% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis is 2,870 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  All shares purchased under the 2024 Bid will be cancelled. Our company purchased an aggregate of 165,700 common shares at an average price of US$1.07 under the 2024 Bid which were cancelled. Our company purchased 23,200 common shares at an average price of US$1.44 under the 2024 Bid which were cancelled .

The Company announced in a news release disseminated on March 17, 2025, that, following expiration of the 2024 Bid, it would be renewing the 2025 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2025 Bid"), representing approximately 10% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis is 2,864 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  All shares purchased under the 2025 Bid will be cancelled. As of March 31, 2026, our company purchased an aggregate of 365,600 common shares at an average price of US$1.80 under the 2025 Bid, which were cancelled, and 21,900 common shares at an average price of US$2.44 which will be cancelled in the normal course of business.

The Company announced in a news release disseminated on March 13, 2026, that, following expiration of the 2025 Bid, it would be renewing the 2026 bid for a further one year to purchase up to 4,000,000 Common Shares of the Company (the "2026 Bid"), representing approximately 10% of the public float of the Company.  The maximum number of Common Shares that may be purchased on a daily basis is 4,465 Common Shares representing 25% of the average daily trading volume for the last six calendar months, except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policies.  All shares purchased under the 2026 Bid will be cancelled. As of March 31, 2026, our company purchased an aggregate of 10,200 Common shares at an average price of US$1.92 under the 2026 Bid and these shares will be cancelled in the normal course of business.

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

  The results of the 2019 Bid and the details of the 2020 Bid, referred to above, were announced in a news release on March 12, 2020.

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

  The results of the 2025 Bid and the details of the 2026 Bid, referred to above, were announced in a news release on March 13, 2026.

Item 16F Change in Registrant's Certifying Accountant

During the financial years ended December 31, 2025 and 2024, L J Soldinger Associates, LLC served as the company auditor.  During the 2024 year, the company changed auditors from Reliant CPA PC to Horizon Assurance LLP. However, Horizon was not able to complete the engagement due to problems with their firm.  During the 2023 year, the company changed auditors from BF Borgers CPA PC to Reliant CPA PC.

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

Our Audit Committee is composed of three directors; namely Todd Gibson, who is also Chair of our Audit Committee, Denis Laviolette and, Hans Julian Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

Board of Directors Independence

Our Board of Directors consists of five members; namely James Longshore, Peter Minuk, Todd Gibson, Denis Laviolette and Hans Julian Morsches.  Our Board of Directors has determined that Todd Gibson, Denis Laviolette and Hans Julian Morsches are independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices
("NI 58-101") and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX.  James Longshore and Peter Minuk are not independent within the meaning of NI 58-101 as they are officers of our company and thereby have a "material relationship" with our company.

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

This committee also prepares and supervises our Board of Directors' annual review of director independence and our Board of Directors' annual self-evaluation.  The Nominating and Corporate Governance Committee is composed of three directors; namely Gibson, Laviolette and Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

A majority of the persons serving on our Board of Directors must be "independent".  The Nominating and Corporate Governance Committee has considered transactions and relationships between each director or any member of his immediate family and us or our affiliates, including those reported under "Certain Relationships and Related Transactions" below and also reviewed transactions and relationships between directors or their affiliates and members of our senior management or their affiliates.  As a result of this review, the committee affirmatively determined that each of MessrsGibson, Laviolette and Morsches are independent.

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

Compensation Committee

We established a Compensation Committee in November 2009.  The Compensation Committee has adopted a written charter pursuant to which the committee is responsible for overseeing our compensation programs and practices, including our executive compensation plans and incentive compensation plans.  Our Chief Executive Officer provides input to the Compensation Committee with respect to the individual performance and compensation recommendations for the other executive officers. Although the committee's charter authorizes the committee to retain an independent consultant, no third-party compensation consultant was engaged for 2010.  The Compensation Committee is composed of three directors; namely Todd Gibson, Denis Laviolette and Hans Julian Morsches, all of whom have been determined by our Board of Directors to be "independent," as defined in the Marketplace Rules of the NASDAQ and within the meaning of NI 52-110.

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

Date:    March 31, 2026